SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated May 4, 2007

Press Release dated May 11, 2007

Press Release dated May 24, 2007

Press Release dated May 28, 2007

Press Release dated May 28, 2007

Press Release dated May 30, 2007

Press Release dated May 30, 2007

Press Release dated May 31, 2007

Fact book 2006

Report "Eni in 2006"

Report on the First Quarter 2007

Analist presentation - 1Q 07 results

Annual Report at December 31, 2006 (including the Report of External Auditors)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: May 31, 2007

Eni convenes Board of Directors

San Donato Milanese, 4 May 2007 - Eni’s Board of Directors will be held on 10 May 2007 in San Donato Milanese (Milan) to examine Eni’s Quarterly Report at 31 March 2007.

Company Contacts:

Press Office: +39 0659822040 / +39 0252031287

Switchboard number: +39-0659821
Free Number: 800940924

ufficio.stampa@eni.it

segreteriasocietaria.azionisti@eni.it

investor.relations@eni.it

Internet page: www.eni.it

ENI ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2007

2007-2010 PRODUCTION GROWTH TARGET RAISED FROM 3% TO 4%

  Adjusted net profit: down by 9.3% to euro 2.68 billion
  Reported net profit: down by 13% to euro 2.59 billion
  Cash flow: euro 5.56 billion
  Spending on capital and exploration projects was up by 50% to euro 2 billion
  Oil and gas production: down by 5.1% to 1.73 million boe/d. Full year production expected to be in line with 2006
  Gas sales: down by 9.8% to 28.1 bcm due to mild weather conditions. Full year gas sales expected to be higher than 2006
  Production growth target for 2007-2010 period raised from 3% to 4% following the acquisitions in the Gulf of Mexico, Congo and Alaska
  Important acquisitions also in Russia, Central-East Europe and Angola

San Donato Milanese, May 11, 2007 - Eni, the international oil and gas company today announces its group results for the first quarter of 2007 (unaudited).

Paolo Scaroni, Chief Executive Officer, commented:
“The first quarter 2007 was affected by weaker oil prices, a strong euro, and low seasonal gas and product sales due to unusually mild weather conditions. Despite these, Eni managed to deliver excellent results among the best in the European oil & gas sector. In the first months of 2007 we undertook a successful acquisition campaign purchasing attractive oil assets which will make an important contribution to our growth strategy in the following years.”

Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

	Summary Group results (million euro)
3,957	Operating profit	5,595	5,105	(8.8)
4,776	Adjusted operating profit (a)	5,533	5,253	(5.1)
1,520	Net profit (b)	2,974	2,588	(13.0)
0.41	- per ordinary share (euro) (c)	0.80	0.70	(12.5)
1.06	- per ADR ($) (c) (d)	1.92	1.83	(4.7)
2,355	Adjusted net profit (a) (b)	2,954	2,680	(9.3)
0.64	- per ordinary share (euro) (c)	0.79	0.73	(7.6)
1.65	- per ADR ($) (c) (d)	1.90	1.91	0.5

(a)	For a detailed explanation of adjusted operating profit and net profit see page 16.
(b)	Profit attributable to Eni shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Financial highlights

  Adjusted operating profit was euro 5.25 billion, down 5.1% from a year ago and dragged down by weaker operating performance of the Exploration & Production division due primarily to the negative impact of the euro’s appreciation against the dollar (up 9%), lower production volumes sold, and lower realisations. This was partly offset by an improved operating performance delivered by Eni’s downstream businesses and the Engineering & Construction division;
  Adjusted net profit was down 9.3% to euro 2.68 billion, mainly as a result of the reduced operating profit and higher net financial expenses owing to losses on the fair value evaluation of certain financial derivative instruments;
  Net cash provided by operating activities stood at euro 5.56 billion, allocated as follows: euro 2.01 billion to capital expenditure, euro 203 million to the repurchase of own shares and euro 2.92 billion to reduce net borrowings;
  Capital expenditure of euro 2.01 billion, up 50.2% from a year ago, related mainly to development of oil and gas reserves, exploratory projects and the upgrade of both the international and domestic gas transportation infrastructure, and refineries;
  Return on Average Capital Employed (ROACE)1 calculated on an adjusted basis for the twelve-month period ending March 31, 2007 was 22.7% (21.8% for the twelve-month period ending March 31, 2006);
  Ratio of net borrowings to shareholders’ equity including minority interest – leverage1 – decreased to 0.09 from 0.16 at the end of 2006.

Operational highlights and trading environment

Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

	Key operating data
1,796	Production of hydrocarbons	(kboe/d)	1,827	1,734	(5.1)
1,079	Liquids	(kbbl/d)	1,143	1,030	(9.9)
4,132	Natural gas	(mmcf/d)	3,920	4,061	3.6
26.93	Worldwide gas sales	(bcm)	31.20	28.14	(9.8)
1.06	of which: upstream sales		1.12	1.07	(4.5)
7.79	Electricity sold	(TWh)	7.73	7.61	(1.6)
3.13	Retail sales of refined products in Europe	(mmtonnes)	2.93	2.88	(1.7)

  Oil and natural gas production for the quarter averaged 1.73 mmboe/d, a decrease of 5.1% compared with the first quarter of 2006. This result was impacted by the loss of production at the Venezuelan Dación oilfield (down 60 kbbl/d) which was a result of the unilateral cancellation of the service agreement for the field exploitation by the Venezuelan State Oil Company PDVSA effective April 1, 2006, and the continuing social unrest in Nigeria. When factoring in these two events, production was at similar levels to the first quarter of 2006. Increases in productivity in Libya, Kazakhstan and the Gulf of Mexico were offset by mature fields in decline, particularly in Italy, and by facility shutdowns;

  Eni’s worldwide natural gas sales were down 9.8% to 28.1 bcm due to lower European gas demand owing to unusually mild winter weather, partially offset by a growth achieved in some target markets (in particular Spain and Turkey);

  The trading environment was affected by lower oil prices with Brent crude prices averaging $57.75 per barrel, down 6.5% compared to the first quarter of 2006, and the appreciation of the euro over the dollar (up 9.0%). These negatives were partially offset by: (i) favourable trends in energy and exchange rate parameters used in determining purchase and selling prices of natural gas; (ii) an increase in refining margins on the Brent crude marker (up 3.7%), and (iii) higher sales margins on petrochemical products.

(1)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR recommendation No. 2005-178b. See pages 22 and 23 for leverage, net borrowings and ROACE, respectively.

Portfolio developments

  Gulf of Mexico: Eni acquired interests in exploration and production activities owned by Dominion Resources. Following this deal, Eni expects its proved and probable reserves in this region to increase by 222 mmboe and a 75,000 boe/day additional oil and gas production in the period 2007-2010 on average, starting from July 1, 2007. Eni will retain operatorship of most of the exploration and production assets acquired.
  Acquisition of gas assets ex-Yukos: as part of the strategic alliance signed with Gazprom, Eni in partnership with Enel (60% Eni, 40% Enel) was awarded 100% of OAO Arctic Gas Company, ZAO Urengoil Inc, OAO Neftegaztechnologia which own large hydrocarbon reserves, mostly gas reserves. Eni also acquired 20% of OAO Gazprom Neft. Gazprom has an option to acquire a 51% interest in these acquired companies and the entire 20% interest in OAO Gazprom Neft.
  Acquisition of operated assets in Congo: Eni acquired interests in exploration and production onshore activities operated by Maurel&Prom in Congo. This will increase Eni’s proved reserves of 126 mmboe and a 28,000 boe/day additional hydrocarbon production is expected in 2010.
  Acquisition of a retail station network in Central-East Europe: Eni purchased 102 retail fuel stations from ExxonMobil Central Europe located in Czechia, Slovakia and Hungary, and related additional marketing activities.
  Acquisition of an additional interest in Nikaitchuq field in Alaska, achieving a 100% interest. The ongoing field development, with start-up planned late in 2009, is expected to produce additional proved and probable reserve of approximately 70 mmboe.
  Memorandum of Understanding with Sonangol for the acquisition of a 13.6% interest in the Angola LNG Limited Consortium (A-LNG) committed to build a LNG plant with a 5 mmtonnes capacity.

Outlook for 2007

The outlook for Eni in 2007 remains positive, with key business trends for the year as follows:
- Production of liquids and natural gas is forecast to remain at the same level as 2006 (in 2006 oil and gas production averaged 1.77 mmboe/d). Additional production expected in the second half of the year from acquired properties in the Gulf of Mexico and Congo and the expected build-up in gas production in Libya will enable Eni to recover the first quarter decline in production due to escalating social unrest in Nigeria and the loss of the Dación oilfield in Venezuela;
- Sales volumes of natural gas worldwide are expected to increase by 1% over 2006 (actual sales volumes in 2006 were 97.48 bcm). Major increases are expected in certain target markets in the Rest of Europe, mainly in the Iberian Peninsula, the North of Europe, France and Germany/Austria markets;
- Sales volumes of electricity are expected to slightly increase from 2006 (actual volumes in 2006 were 31.03 TWh);
- Refining throughputs on Eni’s account are forecast to slightly decrease from 2006 (actual throughputs in 2006 were 38.04 mmtonnes) due to expiration of a processing contract at the Priolo refinery owned by a third party late in 2006, to be offset by higher throughputs expected at the Gela, Livorno and Taranto refineries;
- Retail sales of refined products are expected to slightly increase from 2006 (actual volumes sold in 2006 were 12.48 mmtonnes). Increases are expected on both the Italian and European markets due to the entry into service of new outlets, and also following the acquisition of stations in target markets.

In 2007 management expects Eni’s capital expenditure on exploration and capital projects to amount to approximately euro 10.5 billion, representing a 34% increase over 2006. Approximately 86% of this capital expenditure programme is expected to be deployed in the Exploration & Production, Gas & Power and Refining & Marketing divisions. Furthermore, acquisitions of assets and interests amounting to euro 9.2 billion are forecast for 2007, mainly related to: (i) the agreed purchase of ex-Yukos assets; (ii) the other agreements which are expected to be finalised by the end of the year, including the purchase of upstream assets in the Gulf of Mexico and Congo, and a retail station network in the Central-Eastern Europe. Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni, net cash outflows used in investing activities will decrease to euro 16.2 billion.
On the basis of the expected cash outflows for this capital expenditure and acquisition programme, and shareholders remuneration, also assuming a 55$/barrel scenario for the Brent crude oil, Eni foresees its leverage to range from 0.3 to 0.4 by the end of the year, depending on the exercise of the above mentioned call options by Gazprom.

Disclaimer
Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first quarter cannot be extrapolated on an annual basis.

Cautionary statement
This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.
Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

*      *      *

Contacts
E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel.: +39 0252051651 - fax: +39 0252031929

Eni Press Office
Casella e-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

*      *      *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Capitale sociale: euro 4.005.358.876 i. v.
Registro Imprese di Roma, c. f. 00484960588
Tel. +39-0659821 - Fax +39-0659822141

*      *      *

This press release and Eni’s Report on Group Results for the first quarter 2007 (unaudited) are also available on the Eni web site: “www.eni.it”.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 70 countries and is Italy’s largest company by market capitalisation.

Summary results for the first quarter

(million euro)
Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

21,416	Net sales from operations	23,584	21,913	(7.1)
3,957	Operating profit	5,595	5,105	(8.8)
341	Exclusion of inventory holding (gains) losses	(94)	155
478	Exclusion of special items:	32	(7)
	of which:
184	- non recurring items
294	- other special items	32	(7)
4,776	Adjusted operating profit	5,533	5,253	(5.1)
1,520	Net profit pertaining to Eni	2,974	2,588	(13.0)
213	Exclusion of inventory holding (gains) losses	(59)	97
622	Exclusion of special items:	39	(5)
	of which:
184	- non recurring items
438	- other special items	39	(5)

2,355	Adjusted net profit pertaining to Eni	2,954	2,680	(9.3)

178	Net profit of minorities	156	155	(0.6)
2,533	Adjusted net profit	3,110	2,835	(8.8)
	Break down by division (a)
1,304	Exploration & Production	2,095	1,409	(32.7)
873	Gas & Power	879	1,159	31.9
115	Refining & Marketing	86	113	31.4
141	Petrochemicals	16	79	393.8
131	Engineering & Construction	87	145	66.7
(85)	Other activities	(58)	(50)	13.8
57	Corporate and financial companies	6	(86)	..
(3)	Effect of unrealized profit in inventory (b)	(1)	66	..

	Net profit
0.41	per ordinary share (euro)	0.80	0.70	(12.5)
1.06	per ADR ($)	1.92	1.83	(4.7)

	Adjusted net profit
0.64	per ordinary share (euro)	0.79	0.73	(7.6)
1.65	per ADR ($)	1.90	1.91	0.5

3,684.7	Weighted average number of outstanding shares (c)	3,726.0	3,679.0	(1.3)
1,778	Net cash provided by operating activities	5,863	5,563	(5.1)
2,944	Capital expenditure	1,340	2,013	50.2

(a)	For a detailed explanation of adjusted net profit by division see page 16.
(b)	Unrealized profit in inventory concerned intra-group sales of goods and services recorded at period end in the equity of the purchasing business segment.
(c)	Assuming dilution.

Trading environment indicators

Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

59.68	Average price of Brent dated crude oil (a)	61.75	57.75	(6.5)
1.290	Average EUR/USD exchange rate (b)	1.202	1.310	9.0
46.26	Average price in euro of Brent dated crude oil	51.37	44.08	(14.2)
2.18	Average European refining margin (c)	2.95	3.06	3.7
1.69	Margin Average European refining margin in euro	2.45	2.34	(4.5)
3.6	Euribor - three month rate (%)	2.6	3.8	46.2
5.3	Libor - three month dollar rate (%)	4.7	5.3	12.8

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Bottom line
Eni’s net profit for the first quarter of 2007 was euro 2,588 million, down euro 386 million from the first quarter of 2006, or 13%, due primarily to a lower operating performance (down euro 490 million, or 8.8%) as a result of a decline in the Exploration & Production division, partially offset by a positive performance delivered by Eni's downstream and the Engineering & Construction businesses. This reduction in net profit was also due to higher net financial expenses mainly owing to losses on the fair value evaluation of certain financial derivative instruments.

Eni’s adjusted net profit amounted to euro 2,680 million, down 9.3% from the first quarter 2006. Adjusted net profit is arrived at by excluding an inventory holding loss of euro 97 million and special income of euro 5 million net.

Divisional performance
The decline in the Group adjusted net profit was owed to the reduction of adjusted net profit registered in the Exploration & Production division (down euro 686 million or 32.7%), due to a weaker operating performance (down euro 1,119 million or 26.3%) which was adversely impacted by the appreciation of the euro over the dollar (9.0%), a decline in production sold (down 9.5 mmboe/d), lower oil realizations in dollars (oil down 3.3%), and higher exploration expenses.

The decline in the adjusted net profit of the Exploration & Production division was partly offset by a higher adjusted net profit reported in the divisions:

  Gas & Power (up euro 280 million or 31.9%), as a result of an improved operating performance (up euro 480 million or 40%) reflecting higher natural gas selling margins supported by a favourable trading environment relating particularly to trends in the euro vs. the dollar exchange rate. The division’s performance also benefited from positive developments in Italy’s regulatory framework. These positives were partly offset by lower natural gas sales (down 2.87 bcm or 10.4%), impacted by lower European gas demand due to the unusually mild weather conditions registered in the first quarter 2007;

  Refining & Marketing (up euro 27 million or 31.4%), reflecting an improved refining performance boosted by higher processed volumes and better yields, also in light of lower maintenance shutdowns;

  Petrochemicals (up euro 63 million, or 393.8%), due to an improved operating performance (up euro 99 million) reflecting a recovery in product selling margins;

  Engineering & Construction (up euro 58 million, or 66.7%), reflecting an improved operating performance (up euro 98 million) against the backdrop of favourable demand trends in oilfield services.

Net borrowings and cash flow
Net borrowings as of March 31, 2007 amounted to euro 3,852 million, decreasing by euro 2,915 million from December 31, 2006. Net cash provided by operating activities totalled euro 5,563 million. Main cash outflows related to: (i) capital expenditure totalling euro 2,013 million; (ii) the repurchase of own shares for euro 203 million by Eni SpA and euro 242 million by Snam Rete Gas SpA.

Leverage, the ratio of net borrowings to shareholders’ equity including minority interest decreased to 0.09, from 0.16 at December 31, 2006.

Repurchase of own shares
From January 1 to March 31, 2007 a total of 8.52 million own shares were purchased by the company for a total amount of euro 203 million (representing an average cost of euro 23.847 per share). Since the inception of the share buy-back programme (September 1, 2000), Eni has repurchased 344 million shares, equal to 8.58% of outstanding capital stock, at a total cost of euro 5,716 million (representing an average cost of euro 16.638 per share).

Capital expenditure
Capital expenditure in the first quarter of 2007 amounted to euro 2,013 million (euro 1,340 million in the first quarter 2006) and related mainly to:

  Development activities (euro 909 million) deployed mainly in Kazakhstan, Egypt, Angola, Italy and Congo and exploration projects (euro 373 million) of which 91% was spent outside Italy, primarily in Norway, Nigeria, Egypt and the United States. In Italy exploration activity related primarily to projects off the coast of Sicily;

  upgrading of natural gas import pipelines to Italy and the development and maintenance of Eni’s natural gas transport network in Italy (for an overall amount of euro 144 million).

  Ongoing construction of combined cycle power plants (euro 47 million);
  Projects aimed at improving flexibility and yields of refineries, including the construction of a new hydrocracking unit at the Sannazzaro refinery (euro 104 million), building of new service stations and upgrading of existing ones (euro 30 million);
  Upgrading of the fleet used in the Engineering & Construction division (euro 227 million).

Post closing events

Upstream asset acquisition in the Gulf of Mexico
On April 30, 2007 Eni agreed to acquire the Gulf of Mexico upstream activity of Dominion, one of the major American energy companies listed on the New York stock exchange at the agreed price equal to US $4,757 million, inclusive of exploration assets for US $680 million.
The transaction, includes production, development and exploration assets located in deepwater Gulf of Mexico. The acquisition will increase Eni’s equity production in the Gulf of Mexico from the current 36,000 boepd to more than 110,000 boepd in the second half of 2007 and the proved and probable equity reserves by 222 million boe, at an implied cost per barrel of US $18.4. From 2007-2010 production from the acquired assets is expected to average more than 75,000 boepd.
In addition, Eni will further enhance its portfolio in the Gulf of Mexico thanks to new leases with significant exploration potential; approximately 60% of these leases are operated.
The transaction is subject to government approvals, 30-days notice to holders of certain preferential rights to purchase (which apply to less than 5% of total reserves), and to other customary precedent conditions. Final agreement is anticipated to take place on July 2, 2007.

Yukos asset acquisition
On April 4, 2007 Eni, through its partnership in EniNeftegaz (60% Eni, 40% Enel SpA) acquired Lot 2 in the Yukos liquidation procedure for a total price of $5.83 billion. Lot 2 includes:
• 100% of OAO Arctic Gas Co
• 100% of ZAO Urengoil Inc
• 100% of OAO Neftegaztechnologia.
These three companies own 5 oil and gas fields and condensate fields and parts of 3 others in the Yamal Nenets (YNAO) region, the world’s largest gas producing region. Together they have large oil and gas reserves.
Eni and Enel have offered Gazprom an option to acquire 51% participation interest in these assets within two years. In the event that Gazprom exercises its call option, the assets will be operated through a joint venture between Eni and Gazprom which will have access to Eni’s most advanced technologies.
Lot 2 also includes:
• various minor assets that will be sold or liquidated and
• 20% of OAO Gazprom Neft which will be wholly owned by Eni.

Eni offered Gazprom an option to acquire 20% participation interest in OAO Gazprom Neft within two years, at a total price of $3.7 billion, in addition to financial expenses relating to the acquisition. These agreements are an additional step in implementing the Strategic Partnership between Eni and Gazprom signed in November 2006, under which the two companies established an alliance to develop upstream, midstream and downstream energy projects inside and outside of Russia.

Acquisition of the retail station network in Czechia, Slovakia and Hungary
On April 27, 2007 Eni and ExxonMobil Central Europe Holding GmbH signed an agreement for the sale of shares of Esso spol sro (Esso Czechia), Esso Slovensko spol sro (Esso Slovakia) and ExxonMobil Hungary Kft to Eni. The agreement, subject to the approval by relevant authorities, includes ExxonMobil's retail station network in the three countries, totalling 102 stations and its aviation business at the Prague and Bratislava airports.
Additionally, the lubricants business conducted in these countries by ExxonMobil Petroleum and Chemical, BVBA, Brussels, is included in the transaction.

Acquisition of 70%, including operatorship, of the Nikaitchuq Field in Alaska
On April 11, 2007 Eni acquired 70% and the operatorship of the Nikaitchuq Field, located on and offshore in the North Slope of Alaska. Eni, which already owned a 30% stake in the field, now retains the 100% working interest. Eni acquired the additional interest and operatorship as the result of an agreement with Kerr-McGee Oil and Gas Corporation, a wholly owned subsidiary of Anadarko Petroleum Corporation.
Nikaitchuq would be the first development project operated by Eni in Alaska. Successful appraisal drilling has been completed, confirming the potential viability of the development project. Plans for a phased development are currently being evaluated with the target of sanctioning the project by year end, and first oil to flow by the end of 2009. The Nikaitchuq project comprises the drilling of approximately 80 wells, out of which 32 are located onshore and the remaining from an offshore artificial island. All wells will then be tied back to a production facility located at Oliktok Point to reach a production of 40,000 b/d. Total investment will amount to approximately $900 million.

Memorandum of Understanding for the acquisition of an interest in Angola LNG Ltd
On April 2, 2007 Eni and Sonangol signed a Memorandum of Understanding for the acquisition of a 13.6% stake in Angola LNG Limited Consortium (A-LNG). This company is responsible for the construction of an LNG plant in Soyo, 300 km north Luanda, with a yearly capacity of 5 million tonnes.
Upon completion of this agreement, Angola LNG Limited’s shareholding structure will be as follows: Sonangol 22.8%, Chevron 36.4%, Eni 13.6%, Total 13.6% and BP 13.6%.
The project, for a total investment of approximately $4 billion, has been approved by the Angolan Government and Parliament. It envisages, for 28 years, the development of 220 billion cubic meters of gas, the production of 128 million tons of LNG, 104 million barrels of condensate and 257 million barrels of LPG.
LNG will be directed to the United States market and will be delivered to the re-gasification plant of Pascagoula, in the Gulf of Mexico, in which Eni, following this agreement, will acquire re-gasification capacity of 5 billion cubic meters per year.

Other information

The Board also approved the merger into the parent company of Eni’s wholly-owned subsidiaries AgipFuel, Napoletana Gas Clienti and Siciliana Gas. The relevant merger proposals were approved by the Board on March 29, 2007.

Financial and operating information by division for the first quarter 2007 is provided in the following pages.

Exploration & Production

Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

	Results (million euro)
6,152	Net sales from operations		7,412	6,361	(14.2)
3,141	Operating profit		4,308	3,132	(27.3)
54	Exclusion of special items:		(57)
51	- asset impairments
(7)	- gains on disposal of assets		(57)
10	- provision for redundancy incentives
3,195	Adjusted operating profit		4,251	3,132	(26.3)
(22)	Net financial incomes (expenses) (a)		(17)	(35)
(18)	Net income (expenses) from investments (a)		10	10
(1,851)	Income taxes (a)		(2,149)	(1,698)
58.7	Tax rate	(%)	50.6	54.7
1,304	Adjusted net profit		2,095	1,409	(32.7)
	Results also include:
1,418	- amortisations and depreciations		1,095	1,240	13.2
419	- of which amortisations of exploration expenditure		187	375	..
1,937	Capital expenditure		961	1,366	42.1

	Production (b) (c)
1,079	Liquids (d)	(kbbl/d)	1,143	1,030	(9.9)
4,132	Natural gas	(mmcf/d)	3,920	4,061	3.6
1,796	Total hydrocarbons	(kboe/d)	1,827	1,734	(5.1)

	Average realisations
54.85	Liquids (d)	($/bbl)	56.27	54.39	(3.3)
5.39	Natural gas	($/mmcf)	5.23	2.30	1.3
45.53	Total hydrocarbons	($/boe)	46.71	45.12	(3.40)

	Average oil market prices
59.68	Brent dated	($/bbl)	61.75	57.75	(6.5)
46.26	Brent dated	(euro/bbl)	51.37	44.08	(14.2)
59.94	West Texas Intermediate	($/bbl)	63.29	57.99	(8.4)
235.20	Gas Henry Hub	($/kcm)	271.90	266.60	(1.9)

(a)	Excluding special items.
(b)	Supplementary operating data is provided on page 26.
(c)	Includes Eni's share of production of equity-accounted entities.
(d)	Includes condensates.

Adjusted operating profit for the first quarter 2007 was euro 3,132 million, a decrease of euro 1,119 million from the first quarter 2006, or 26.3%), due primarily to:

  An adverse impact of approximately euro 300 million resulting from the appreciation of the euro versus the dollar.

  A lower production sold, which was down 9.5 mmboe.

  Lower oil realisations in dollars (down 3.3%), partly offset by slightly higher gas prices (up 1.3%).

  Higher expenses incurred in connection with exploratory activity (euro 188 million; euro 218 on a constant exchange rate basis).

  Higher production costs and amortisation/depreciation charges which also reflects the impacts of sector-specific inflation.

The adjusted net profit was euro 1,409 million, down euro 686 million from the first quarter of 2006. This result was impacted by a weaker operating performance and a higher tax rate (increased from 50.6% to 54.7%), primarily due to the Algerian windfall tax on upstream earnings effective August 1, 2006 and the supplemental tax rate applicable to profit earned in North Sea operations as enacted by the British Government in July 2006.

Oil and natural gas production in the first quarter of 2007 averaged 1,734 kboe/d, a decrease of 93 kboe/d from the same period of the previous year (down 5.1%). This reduction was due primarily to the unilateral cancellation of the Dación field service contract by the Venezuelan state company PDVSA with effect from April 1, 2006 (down 60 kboe/d) and social unrest in Nigeria. Factoring in these effects, oil and natural gas production level was in line with the first quarter 2006. Production increases were achieved mainly in Libya, Kazakhstan and the Gulf of Mexico offsetting mature field declines in Italy and facility shutdowns.

Daily production of oil and condensates (1,030 kbbl) decreased by 113 kbbl, or 9.9% from the first quarter of 2006. Production decreases were reported mainly in Venezuela and Nigeria due to the above mentioned causes and in the United Kingdom due to a technical problem in the Elgin/Franklin field (Eni's interest 21.87%) and ordinary maintenance shutdowns at other facilities. In Italy a few technical problems occurred at the FPSO operating the Aquila field. Significant increases were registered in Kazakhstan, and the United States.

Daily production of natural gas for the first quarter (4,061 mmcf/d) increased by 141 mmcf/d, or 3.6%, mainly as a result of the build-up of the Bahr Essalam field offshore Libya, full operations at train fifth at Bonny LNG plant in Nigera, a better performance of Norway’s largest fields, and full production of Bayu Undan gas field offshore Australia. Gas production in Italy decreased due to mature field declines.

Gas & Power

Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

	Results (million euro)
8,170	Net sales from operations		9,134	8,543	(6.5)
1,303	Operating profit		1,199	1,641	36.9
(41)	Exclusion of inventory holding (gains) losses		(30)	40
7	Exclusion of special items:		34	2
	of which:
	Non-recurring items
7	Other special items		34	2
2	- environmental provisions		20
15	- provisions for redundancy incentives		14	2
(10)	- other
1,269	Adjusted operating profit		1,203	1,683	39.9
832	Market and Distribution		705	1,177	67.0
286	Transport in Italy		305	286	(6.2)
144	Transport outside Italy		154	163	5.8
7	Power generation (a)		39	57	46.2
(1)	Net financial incomes (expenses) (b)		6	3
97	Net income (expenses) from investments (b)		137	115
(492)	Income taxes (b)		(467)	(642)
36.0	Tax rate	(%)	34.7	35.6
873	Adjusted net profit		879	1,159	31.9
453	Capital expenditure		151	221	46.4

	Natural gas sales	(bcm)
14.09	Italy to third parties (*)		17.47	15.41	(11.8)
1.55	Own consumption (*)		1.47	1.39	(5.4)
8.14	Rest of Europe (*)		8.57	7.90	(7.8)
0.12	Outside Europe		0.16	0.10	(37.5)
23.90	Sales to third parties and own consumption of consolidated companies		27.67	24.80	(10.4)
1.97	Sales of Eni's affiliates (net to Eni)		2.41	2.27	(5.8)
0.01	Italy (*)		0.01	0.01
1.83	Rest of Europe (*)		2.33	2.10	(9.9)
0.13	Outside Europe		0.07	0.16	..
25.87	Total sales and own consumption (G&P)		30.08	27.07	(10.0)
1.06	Upstream in Europe		1.12	1.07	(4.5)
26.93	Worldwide sales		31.20	28.14	(9.8)
26.68	Total sales in Europe		30.97	27.88	(10.0)

22.45	Gas volumes transported in Italy	(bcm)	24.89	23.51	(5.5)
14.97	Eni		16.12	15.55	(3.5)
7.48	On behalf of third parties		8.77	7.96	(9.2)

7.79	Electricity sold	(TWh)	7.73	7.61	(1.6)

(a)	Starting on January 1, 2007, results from marketing of electricity have been included in results from market and distribution activities following an internal reorganization. As a consequence of this, electricity generation activity conducted by EniPower subsidiary comprises only results from production of electricity. Prior quarter results have not been restated.
(b)	Excluding special items.
(*)	Market segments with asterisk merge into "Total sales in Europe".

The adjusted operating profit of the Gas & Power division totalled euro 1,683 million, up euro 480 million or 39.9% from the first quarter of 2006, reflecting primarily:

  Increased natural gas selling margins owing to a favourable trading environment relating particularly to trends in the euro vs. the dollar exchange rate.

  A favourable evolution of the regulatory framework in Italy. This reflected the enactment of Resolution No. 79/2007 by the Authority for electricity and Gas implementing a new setup of the indexation mechanism of the raw material cost component in supplies to residential and commercial users related to the period from January 1, 2005 to June 30, 2006. Following this, Eni has partially or totally reversed provisions accrued in the accounts for 2005 and the first half of 20061.
  Higher purchase costs were incurred in the first quarter of 2006 as a result of a climatic emergency during the 2005-2006 winter.

These positives were partly offset by a decline in natural gas sales (down 2.87 bcm, or 10.4%), a result of lower European gas demand because of the unusually mild weather conditions of the first quarter 2007, partly offset by a growth in sales in certain target markets in the rest of Europe. Lower gas demand negatively affected the operating performance of transport activities in Italy and volumes distributed on low pressure networks. Sales volumes of electricity decreased by 0.12 TWh, or 1.6%.

Special charges for the quarter referred to redundancy incentives (euro 2 million).

The adjusted net profit was euro 1,159 million, up euro 280 million, or 31.9%, reflecting the increased adjusted operating profit.

Eni’s worldwide natural gas sales for the first quarter of 2007 amounted to 28.14 bcm, including own consumption and sales by affiliates and upstream sales in Europe, with a decrease of 3.06 bcm from the first quarter of 2006, or 9.8%. This decline was impacted by lower seasonal gas sales due to unusually mild winter time.

In an increasingly competitive market, sales in the Italian market were 15.41 bcm with a decrease of 2.06 bcm, or 11.8%. All market segments posted sale volumes declines from the first quarter of 2006:

  Sales to residential users were down by 0.71 bcm.
  Sales to industrial users were down by 0.47 bcm.
  Sales to wholesaler users were down by 0.44 bcm.
  Sales to thermoelectric users were down by 0.34 bcm.

Gas sales in the Rest of Europe were 7.9 bcm with a decrease of 0.67 bcm, or 7.8%, due to:

  Lower sales under long-term supply contracts to Italian importers (down 0.75 bcm), despite the full production of natural gas from the Libyan fields.
  Lower sales in the Hungarian market (down 0.49 bcm).

These decreases were partly offset by increases in the supplies to the Turkish (up 0.34 bcm) and Spanish (up 0.18 bcm) markets.

(1)	For more details on Resolution No. 79/2007 see the “Report on the First Quarter of 2007 - Operating Review - Gas & Power” published with this press release.

Refining & Marketing

Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

	Results (million euro)
8,579	Net sales from operations		9,280	7,943	(14.4)
(386)	Operating profit		89	(10)	..
386	Exclusion of inventory holding (gains) losses		(47)	112
148	Exclusion of special items:		47	18
	of which:
109	Non-recurring items
39	Other special items		47	18
13	- asset impairments
27	- environmental provisions		44	17
30	- provisions for redundancy incentives		5	1
4	- provision to the reserve for contingencies		1
(35)	- other		(3)
148	Adjusted operating profit		89	120	34.8
	Net financial incomes (expenses) (a)
31	Net income (expenses) from investments (a)		47	51	8.5
(64)	Income taxes (a)		(50)	(58)	16.0
35.8	Tax rate	(%)	36.8	33.9
115	Adjusted net profit		86	113	31.4
272	Capital expenditure		95	134	41.1

	Global indicator refining margin
2.18	Brent ($/bbl)		2.95	3.06	3.7
1.69	Brent (euro/bbl)		2.45	2.34	(4.5)
4.87	Ural ($/bbl)		5.76	6.07	5.4

	Refining throughputs and sales	(mmtonnes)
9.05	Refining throughputs on own account Italy		7.49	7.86	4.9
1.20	Refining throughputs on own account Rest of Europe		1.12	1.14	1.8
7.36	Refining throughputs of wholly-owned refineries		5.86	6.67	13.8
100	Utilization rate of balanced capacity	(%)	100	100

2.16	Retail sales Italy		2.06	1.98	(3.9)
0.97	Retail sales rest of Europe		0.87	0.90	3.4
3.13	Sub-total retail sales		2.93	2.88	(1.7)
2.93	Wholesale Italy		2.94	2.61	(11.2)
1.06	Wholesale Rest of Europe		1.03	1.05	1.9
0.10	Wholesale Rest of World		0.10	0.13	30.0
5.96	Other sales		5.32	5.67	6.6
13.18	Sales		12.32	12.34	0.2

	Refined product sales by region	(mmtonnes)
7.71	Italy		7.55	7.30	(3.3)
2.03	Rest of Europe		1.90	1.95	2.6
3.44	Rest of World		2.87	3.09	7.7

(a)	Excluding special items.

The Refining & Marketing division reported an adjusted operating profit of euro 120 million, representing an increase of euro 31 million from the first quarter of 2006, or 34.8%. This increase reflected primarily a better operating performance delivered by the refining activity, which was boosted by higher processed volumes and better yields also in light of lower maintenance shutdowns. The benefit of higher refining margins (margins on the Brent crude oil were up 0.11 dollar/bbl, or 3.7%) was more than offset by thenegative impact of the euro appreciation over the dollar. Marketing activities in Italy reported a lower operating profit due mainly to lower retail margins and a decline in wholesale volumes as a consequence of lower heating oil demand in Italy particularly in the thermoelectric sector caused by a relatively mild winter weather.

The adjusted net profit was euro 113 million, up euro 27 million, or 31.4%, due to the improved operating performance.

Special charges excluded from the adjusted operating profit for the first quarter 2007 were euro 18 million, reflecting environmental provisions and provisions for redundancy incentives.

Refining throughputs on Eni’s own account increased by 390 ktonnes from the first quarter of 2006, to 9 mmtonnes, or 4.5%. This increase was due to lower maintenance shutdowns in Livorno and Venice refineries, partly offset by expiration of a processing contract at the Priolo refinery owned by a third party and lower throughputs at the Gela and Taranto refineries due to planned maintenance shutdowns.

The wholly-owned refineries throughputs increased by 0.81 mmtonnes from the first quarter of 2006, to 6.67 mmtonnes, or 13.8%, mainly in the Livorno, Taranto and Venice refineries. The wholly-owned refinery utilisation rate was 100% based on the utilisation rates of refinery balanced capacity.

Sales of refined products increased by 20 ktonnes from the first quarter of 2006, to 12.34 mmtonnes, or 0.2%, due to: (i) higher volumes sold to oil companies and traders in Italy, partly offset by lower volumes sold to the petrochemical sector reflecting expiration of a processing contract at the Priolo refinery (overall up 350 ktonnes); and (ii) higher sales on both the retail and wholesale markets in the Rest of Europe (up 50 ktonnes). These positives were partly offset by a decline in both the retail and wholesale markets in Italy (down 410 ktonnes) due to the impact of milder weather in the first quarter 2007 and competitive pressure.

Sales of refined products on the retail market in Italy decreased by 80 ktonnes from the first quarter of 2006, to 1.98 mmtonnes, or 3.9%, primarily due to competitive pressure and lower demand.
Sales in the retail market in the Rest of Europe increased by 30 ktonnes from the first quarter of 2006, to 0.9 mmtonnes, or 3.4%, mainly in Spain.

Sales in the wholesale market in Italy decreased by 330 ktonnes from the first quarter of 2006, to 2.61 mmtonnes, or 11.2%, due to lower demand for heating products particularly from the thermoelectric sector caused by unusually milder weather.
Sales on the wholesale market in the Rest of Europe increased by 20 ktonnes, to 1.05 mmtonnes, or 1.9%, primarily reflecting the increase in sales in the Czech Republic.

Summarized group profit and loss account

(million euro)
Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

21,416	Net sales from operations	23,584	21,913	(7.1)
302	Other income and revenues	209	281	34.4
(15,874)	Operating expenses	(16,739)	(15,462)	7.6
(184)	of which non recurring items
(1,887)	Depreciation, amortisation and impairments	(1,459)	(1,627)	(11.5)

3,957	Operating profit	5,595	5,105	(8.8)
52	Net financial income (expense)	42	(133)	..
157	Net income from investments	240	202	(15.8)

4,166	Profit before income taxes	5,877	5,174	(12.0)
(2,468)	Income taxes	(2,747)	(2,431)	11.5

59.2	Tax rate (%)	46.7	47.0	..
1,698	Net profit	3,130	2,743	(12.4)
	pertaining to:
1,520	- Eni	2,974	2,588	(13.0)
178	- minority interest	156	155	(0.6)

1,520	Net profit pertaining to Eni	2,974	2,588	(13.0)
213	Exclusion of inventory holding (gain) loss	(59)	97
622	Exclusion of special items:	39	(5)
	of which:
184	- non-recurring items
438	- other special items	39	(5)

2,355	Eni's adjusted net profit (1)	2,954	2,680	(9.3)

(1)	Adjusted operating profit and net profit are before inventory holding gains or losses and special items. For an explanation of these measure and reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see below.

NON-GAAP Measures

Reconciliation of reported operating profit and net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, charges or income deriving from the fair value evaluation of derivative financial instruments held for trading purposes, and exchange rate differences are excluded when determining adjusted net profit of each business segment.
The taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception for finance charges or income, to which the Italian statutory tax rate of 33% is applied.
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of derivative financial instruments held for trading purposes and exchange rate differences are excluded from the adjusted net profit of business segments.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division).
Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

First Quarter 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
(million euro)
Reported operating profit	3,132	1,641	(10)	115	176	(16)	(38)	105	5,105
Exclusion of inventory holding (gains) losses		40	112	3					155
Exclusion of special items:
of which:
Non-recurring (income) charges
Other special (income) charges:		2	18	4		(34)	3		(7)
environmental charges			17						17
asset impairments						3			3
provision for redundancy incentives		2	1	4			3		10
other						(37)			(37)
Special items of operating profit		2	18	4		(34)	3		(7)
Adjusted operating profit	3,132	1,683	120	122	176	(50)	(35)	105	5,253
Net financial (expense) income (*)	(35)	3					(101)		(133)
Net income from investments (*)	10	115	51		26				202
Income taxes (*)	(1,698)	(642)	(58)	(43)	(57)		50	(39)	(2,487)
Tax rate (%)	54.7	35.6	33.9						46.7
Adjusted net profit	1,409	1,159	113	79	145	(50)	(86)	66	2,835
of which:
- net profit of minorities									155
- Eni's adjusted net profit									2,680

Eni's reported net profit									2,588
Exclusion of inventory holding (gains) losses									97
Exclusion of special items									(5)
- non-recurring (income) charges
- other special (income) charges									(5)
Eni's adjusted net profit									2,680

(*)	Excluding special items.

First Quarter 2006	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
(million euro)
Reported operating profit	4,308	1,199	89	39	78	(65)	(51)	(2)	5,595
Exclusion of inventory holding (gains) losses		(30)	(47)	(17)					(94)
Exclusion of special items
of which:
Non-recurring (income) charges
Other special (income) charges:	(57)	34	47	1		2	5		32
environmental charges		20	44						64
asset impairments						3			3
gains on disposal of assets	(57)								(57)
provisions to the reserve for contingencies			1	2					3
provision for redundancy incentives		14	5				5		24
other			(3)	(1)		(1)			(5)
Special items of operating profit	(57)	34	47	1		2	5		32
Adjusted operating profit	4,251	1,203	89	23	78	(63)	(46)	(2)	5,533
Net financial (expense) income (*)	(17)	6					53		42
Net income from investments (*)	10	137	47		41	5			240
Income taxes (*)	(2,149)	(467)	(50)	(7)	(32		(1)	1	(2,705)
Tax rate (%)	50.6	34.7	36.8						46.5
Adjusted net profit	2,095	879	86	16	87	(58)	6	(1)	3,110
of which:
- net profit of minorities									156
- Eni's adjusted net profit									2,954

Eni's reported net profit									2,974
Exclusion of inventory holding (gains) losses									(59)
Exclusion of special items									39
- non-recurring (income) charges
- other special (income) charges									39
Eni's adjusted net profit									2,954

(*)	Excluding special items.

Fourth Quarter 2006	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
(million euro)
Reported operating profit	3,141	1,303	(386)	72	149	(221)	(89)	(12)	3,957
Exclusion of inventory holding (gains) losses		(41)	386	(4)					341
Exclusion of special items
of which:
Non-recurring (income) charges			109	13		62			184
Other special (income) charges:	54	7	39	73	3	82	36		294
environmental charges		2	27			62	11		102
asset impairments	51		13	50	1	12			127
gains on disposal of assets	(7)								(7)
provisions to the reserve for contingencies			4	11					15
provision for redundancy incentives	10	15	30	14	2	1	29		101
other		(10)	(35)	(2)		7	(4)		(44)
Special items of operating profit	54	7	148	86	3	144	36		478
Adjusted operating profit	3,195	1,269	148	154	152	(77)	(53)	(12)	4,776
Net financial (expense) income (*)	(22)	(1)				(7)	87		57
Net income from investments (*)	(18)	97	31	1	47	(1)	1		158
Income taxes (*)	(1,851)	(492)	(64)	(14)	(68)		22	9	(2,458)
Tax rate (%)	58.7	36.0	35.8						49.2
Adjusted net profit	1,304	873	115	141	131	(85)	57	(3)	2,533
of which:
- net profit of minorities									178
- Eni's adjusted net profit									2,355

Eni's reported net profit									1,520
Exclusion of inventory holding (gains) losses									213
Exclusion of special items									622
- non-recurring (income) charges									184
- other special (income) charges									438
Eni's adjusted net profit									2,355

(*)	Excluding special items.

Analysis of special items

(million euro)
Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

184	Non-recurring (income) charges
294	Other special charges:	32	(7)	(39)
102	environmental charges	64	17	(47)
127	asset impairments	3	3
(7)	gains on disposal of assets	(57)		57
15	provisions to the reserve for contingencies	3		(3)
101	provision for redundancy incentives	24	10	(14)
(44)	other	(5)	(37)	(32)

478	Special items of operating profit	32	(7)	(39)

5	Net financial (expense) income

1	Net income from investments
	of which:
(73)	gain on Galp Energia SGPS SA (disposal of gas assets to Rede Electrica National)

138	Income taxes	7	2	(5)
	of which:
179	wind-fall tax Algeria
2	legal proceeding in Venezuela	38		(38)

622	Total special items of net profit	39	(5)	(44)

Adjusted net profit by division

(million euro)
Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

3,195	Exploration & Production	4,251	3,132	(26.3)
1,269	Gas & Power	1,203	1,683	39.9
148	Refining & Marketing	89	120	34.8
154	Petrochemicals	23	122	430.4
152	Engineering & Construction	78	176	125.6
(77)	Other activities	(63)	(50)	(20.6)
(53)	Corporate and financial companies	(46)	(35)	(23.9)
(12)	Impact of unrealized profit in inventory	(2)	105
4,776		5,533	5,253	(5.1)

Summarized Group balance sheet (a)

Summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this Summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyse its sources of funds and investments in fixed assets and working capital. Management uses the Summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

(million euro)
Dec. 31, 2006	Mar. 31, 2007	Change

Fixed assets
Property, plant and equipment, net	44,312	44,435	123
Other tangible assets	629	622	(7)
Inventories - compulsory stock	1,827	1,711	(116)
Intangible assets, net	3,753	3,885	1321
Investments, net	4,246	4,373	127
Accounts receivable financing and securities related to operations	557	515	(42)
Net accounts payable in relation to capital expenditure	(1,090)	(897)	193

	54,234	54,644	410
Net working capital
Inventories	4,752	4,888	136
Trade accounts receivable	15,230	15,006	(224)
Trade accounts payable	(10,528)	(9,692)	836
Taxes payable and reserve for net deferred income tax liabilities	(5,396)	(7,306)	(1,910)
Reserve for contingencies	(8,614)	(8,335)	279
Other operating assets and liabilities (b)	641	(1,230)	(589)

	(5,197)	(6,669)	(1,472)
Employee termination indemnities and other benefits	(1,071)	(1,032)	39

Capital employed, net	47,966	46,943	(1,023)

Shareholders' equity including minority interests	41,199	43,091	1,892

Net borrowings	6,767	3,852	(2,915)

Total liabilities and shareholders' equity	47,966	46,943	(1,023)

(a)	For a reconciliation to the statutory balance sheet see paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to statutory schemes" pages 77-78 in Eni's Annual Report 2006.
(b)	Include operating financing receivables and securities related to operations for euro 220 million (euro 249 million at December 31, 2006) and securities covering technical reserves of Eni’s insurance activities for euro 451 million (euro 417 million at December 31, 2006). Other current liabilities net increased by euro 589 million compared with December 31, 2006. This increase was due to a euro 575 million loss recognized on the fair value evaluation of certain financial derivatives instruments. The Group entered into such transactions in order to hedge cash flow expected in the 2008-2011 period from the sale of approximately 2% of Eni’s proved hydrocarbon reserves as of 2006 year-end in connection with its purchase of certain oil producing assets and proved and unproved property onshore Congo and in the Gulf of Mexico finalized in February and April 2007, respectively. In light of this, Eni put in place certain forward sale contracts at a fixed price and call and put options with the same date of exercise. These options can be exercised in presence of crude oil market prices higher or lower compared with contractual prices. Gain and losses relating to these cash flow hedges are taken to reserves. This treatment does not apply to the time value component arising from market price fluctuations within the range provided by these call and put options which is recognized in the profit and loss account under the item net financial expenses because the hedging relationship is ineffective.

Leverage and net borrowings

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)
Dec. 31, 2006	Mar. 31, 2007	Change

Total debt	11,699	16,470	4,771
- Short term debt	4,290	9,670	5,380
- Long term debt	7,409	6,800	(609)
Cash and cash equivalents	(3,985)	(6,670)	(2,738)
Securities not related to operations	(552)	(270)	282
Non-operating financing receivables (a)	(395)	(5,625)	(5,230)

Net borrowings	6,767	3,852	(2,915)

Shareholders' equity including minority interest	41,199	43,091	1,892
Leverage	0.16	0.09	(0.07)

(a)	The increase of euro 5,230 million is mainly referred to the need to collect the necessary funds to participate in a bid to purchase ex-Yukos gas assets.

Changes in shareholders’ equity

(million euro)
Shareholders' equity at December 31, 2006		41,199
Net profit for the period	2,743
Reserve for cash flow hedges	(301)
Shares repurchased	(203)
Issue of ordinary share capital for employee share incentive schemes	8
Dividends paid by consolidated subsidiaries to shareholders	(3)
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas/Saipem)	(140)
Exchange differences from translation of financial statements denominated in currencies other than the euro	(223)
Other changes	11

Total changes		1,892

Shareholders' equity at March 31, 2007		43,091

ROACE (Return On Average Capital Employed)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on Group average capital invested, calculated as the ratio between net adjusted profit before minority interests, plus net finance charges on net borrowings, less the related tax effect and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of the period, rectified from the related tax effect.
ROACE by business segment is determined as the ratio between adjusted net profit and net average capital invested pertaining to each business segment and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the business segment specific tax rate).

(million euro)

Calculated on a 12-month period ending on	E&P	G&P	R&M	Group
March 31, 2007

Adjusted net profit	6,593	3,142	656	10,743
Exclusion of after-tax finance expenses/interest income				50
Adjusted net profit unlevered	6,593	3,142	656	10,793
Capital employed, net
- at the beginning of period	19,702	17,656	5,556	47,843
- at the end of period	17,143	18,985	5,830	47,132
Average capital employed, net	18,423	18,321	5,693	47,488
ROACE adjusted (%)	35.8	17.2	11.5	22.7

(million euro)

Calculated on a 12-month period ending on	E&P	G&P	R&M	Group
March 31, 2006

Adjusted net profit	6,931	2,427	908	10,303
Exclusion of after-tax finance expenses/interest income				(80)
Adjusted net profit unlevered	6,931	2,427	908	10,223
Capital employed, net
- at the beginning of period	18,708	18,283	4,247	46,623
- at the end of period	19,702	17,590	4,950	47,147
Average capital employed, net	19,205	17,937	4,599	46,885
ROACE adjusted (%)	36.1	13.5	19.7	21.8

(million euro)

Calculated on a 12-month period ending on	E&P	G&P	R&M	Group
December 31, 2006

Adjusted net profit	7,279	2,862	629	11,018
Exclusion of after-tax finance expenses/interest income				46
Adjusted net profit unlevered	7,279	2,862	629	11,064
Capital employed, net
- at the beginning of period	20,206	18,978	5,993	49,692
- at the end of period	18,590	18,864	5,766	47,999
Average capital employed, net	19,398	18,921	5,880	48,846
ROACE adjusted (%)	37.5	15.1	10.7	22.7

Summarized Group cash flow statement

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It allows to create a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurring from the beginning of period to the end of period and changes in net borrowings (deriving from the summarised cash flow statement) occurring from the beginning of period to the end of period. The measure enabling to make such a link is represented by “free cash flow” which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange differences.

SUMMARIZED GROUP CASH FLOW STATEMENT (1)

(million euro)
Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

1,698	Net profit	3,130	2,743	(387)
	adjustments to reconcile to cash generated from operating profit before changes in working capital:
1,568	- amortisation and depreciation and other non monetary items	1,321	1,251	(70)
(4)	- net gains on disposal of assets	(63)	(14)	49
2,314	- dividends, interest, taxes and other changes	2,843	2,397	(446)

5,576	Cash generated from operating profit before changes in working capital	7,231	6,377	(854)
(847)	Changes in working capital related to operations	131	445	314
(2,951)	Dividends received, taxes paid, interest (paid) received	(1,499)	(1,259)	240

1,778	Net cash provided by operating activities	5,863	5,563	(300)
(2,944)	Capital expenditure	(1,340)	(2,013)	(673)
(19)	Investments	(19)	(10)	9
201	Disposals	85	12	(73)
407	Other cash flow related to capital expenditure, investments and disposals	(108)	(152)	(44)

(577)	Free cash flow	4,481	3,400	(1,081)

(247)	Borrowings (repayment) of debt related to financing activities	380	(5,035)	(5,415)
839	Changes in short and long-term financial debt	(1,851)	4,887	6,738
(2,412)	Dividends paid and changes in minority interests and reserves	(356)	(445)	(89)
(77)	Effect of changes in consolidation and exchange differences	(30)	(69)	(39)

(2,474)	NET CASH FLOW FOR THE PERIOD	2,624	2,738	114

CHANGE IN NET BORROWINGS

(million euro)
Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

(577)	Free cash flow	4,481	3,400	(1,081)
	Net borrowings of acquired companies
	Net borrowings of divested companies	46		(46)
72	Exchange differences on net borrowings and other changes	13	(40)	(53)
(2,412)	Dividends paid and changes in minority interests and reserves	(356)	(445)	(89)
(2,917)	CHANGE IN NET BORROWINGS	4,184	2,915	(1,269)

(1)	For a reconciliation of the summarised group cash flow statement to the statutory cash flow statement see 2006 Eni's Annual Report "Reconciliation of summarised group balance sheet and cash flow statement to statutory schemes" pages 79-80.

Capital expenditure

Exploration & Production

Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

139	Acquisitions of proved and unproved property		73	..
139	Italy			..
	North Africa		5	..
	West Africa			..
	Rest of world		68	..

706	Exploration	173	373	..
38	Italy	23	34	47.8
91	North Africa	48	83	72.9
366	West Africa	47	68	44.7
75	North Sea	15	75	..
136	Rest of world	40	113	..

1,056	Development	777	909	17.0
133	Italy	85	107	25.9
209	North Africa	140	188	34.3
294	West Africa	138	266	92.8
121	North Sea	94	89	(5.3)
299	Rest of world	320	259	(19.1)
36	Other	11	11	..
1,937		961	1,366	42.1

Gas & Power

Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

397	Italy	140	154	10.0
56	Outside Italy	11	67	..
453		151	221	46.4
22	Market	7	5	(28.6)
	Italy			..
22	Outside Italy	7	5	(28.6)
54	Distribution	27	25	(7.4)
287	Transport	91	144	58.2
253	Italy	87	82	(5.7)
34	Outside Italy	4	62	..
90	Power generation	26	47	80.8
453		151	221	46.4

Refining & Marketing

Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

241	Italy	79	123	55.7
31	Outside Italy	16	11	(31.3)
272		95	134	41.1
139	Refining and Supply and Logistics	67	104	55.2
139	Italy	67	104	55.2
	Outside Italy			..
90	Marketing	25	30	20.0
59	Italy	9	19	..
31	Outside Italy	16	11	(31.3)
43	Other activities	3		..
272		95	134	41.1

Exploration & Production

Daily production of oil and natural gas by region

Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

1,796	Daily production of oil and natural gas (a)	(kboe/d)	1,827	1,734	(5.1)
232	Italy		247	223	(9.7)
571	North Africa		541	566	4.6
372	West Africa		382	337	(11.8)
291	North Sea		298	287	(3.7)
330	Rest of world		359	321	(10.6)
159.2	Oil and natural gas production sold (a)	(mmboe)	159.5	150.1	(5.9)

Daily production of liquids by region

Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

1,079	Production of liquids (a)	(kbbl/d)	1,143	1,030	(9.9)
80	Italy		82	77	(6.1)
334	North Africa		325	328	0.9
315	West Africa		339	288	(15.0)
181	North Sea		188	170	(9.6)
169	Rest of world		209	167	(20.1)

Daily production of natural gas by region

Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

4,132	Production of natural gas (a)	(mmcf/d)	3,920	4,061	3.6
883	Italy		954	848	(11.1)
1,377	North Africa		1,236	1,377	11.4
318	West Africa		247	283	14.3
636	North Sea		636	671	5.6
918	Rest of world		847	882	4.2

(a)	Includes Eni's share of production of equity-accounted entities.

Gas & Power

Natural gas sales

Fourth Quarter	First Quarter
2006	2006	2007	% Ch.

14.09	Italy to third parties (*)	17.47	15.41	(11.8)
3.45	Wholesalers (selling companies)	5.06	4.62	(8.7)
0.56	Gas release	0.59	0.49	(16.9)
10.08	End Customers	11.82	10.30	(12.9)
3.50	Industries	3.80	3.33	(12.4)
4.30	Power generation	4.27	3.93	(8.0)
2.28	Residential	3.75	3.04	(18.9)
1.55	Own consumption (*)	1.47	1.39	(5.4)
8.14	Rest of Europe (*)	8.57	7.90	(7.8)
0.12	Outside Europe	0.16	0.10	(37.5)
23.90	Total sales to third parties and own consumption	27.67	24.80	(10.4)
1.97	Sales of Eni's affiliates (net to Eni)	2.41	2.27	(5.8)
0.01	Italy (*)	0.01	0.01
1.83	Rest of Europe (*)	2.33	2.10	(9.9)
0.13	Outside Europe	0.07	0.16	..
25.87	Total sales and own consumption (G&P)	30.08	27.07	(10.0)
1.06	Upstream in Europe	1.12	1.07	(4.5)
26.93	Worldwide sales	31.20	28.14	(9.8)
26.68	Total sales in Europe	30.97	27.88	(10.0)
25.62	G&P in Europe (*)	29.85	26.81	(10.2)
1.06	Upstream in Europe	1.12	1.07	(4.5)

(*)	Market sector denoted with an asterisk are included within "Total sales in Europe".

PRESS RELEASE

Eni S.p.A.
Registered Office: Piazzale Enrico Mattei, No. 1, Rome - Italy
Company Share capital euro 4,005,358,876.00 fully paid up
Rome Companies Register, Tax Identification Number 00484960588
VAT Number 00905811006, R.E.A. Rome No. 756453

Ordinary and Extraordinary Shareholders’ Meeting Resolutions

Eni S.p.A. Ordinary and Extraordinary Shareholders’ Meeting held on May 24, 2007 resolved to:

  approve the Financial Statements of Eni Portugal Investment S.p.A. and Società Finanziaria Eni - Enifin S.p.A., both merged into Eni S.p.A. on January 2, 2007, and the allocation to Eni S.p.A. Reserve of carried forward profits of their net income of euro 247,949,030.63 and 45,561,983.65, respectively;
  approve Eni S.p.A. Financial Statements at December 31, 2006 which disclose the net income of euro 5,821,357,774.51;
  allocate euro 3,611,713,444.51 of Eni 2006 net income of euro 5,821,357,774.51 left after the payment of an interim dividend of euro 0.60 per share resolved by the Board of Directors on September 21, 2006 and paid as of October 26, 2006, as follows:
    to pay a dividend of euro 0.65 for each share outstanding on the ex-dividend date, Eni treasury shares on that date excluded. In consideration of the payment of the 2006 interim dividend of euro 0.60 per share, therefore, the 2006 dividend per share proposed is euro 1.25;
    to the Distributable Reserve the amount left after the allotment of the dividend as described above;
  pay said dividend as from June 21, 2007, being the ex-dividend date June 18, 2007;
  authorise the Board of Directors to extend the duration of Eni treasury shares program and therefore to purchase up to 400,000,000 Eni ordinary shares, corresponding to 10% about of the company capital, within eighteen months as of the Shareholders’ Meeting date. The purchase price will not be lower than Eni shares nominal value and not higher than the reference price recorded on the electronic stock market, organised and managed by the Borsa Italiana S.p.A. (the Italian Stock Exchange) on the day preceding each purchase increased of 5% of its amount. The total amount will not exceed however euro 7.4 billion. From the inception of the buy-back program to the Shareholders’ Meeting date a total of 346,186,510 shares (8.643% of Eni share capital) was purchased for an expense of euro 5,781.6 million, corresponding to 78.13% of the maximum amount of euro 7.4 billion. The average purchase price was euro 16.701 per share;
  approve amendments to Eni By-laws to harmonize the text to the changes introduced by Legislative Decree No. 303/06 to Legislative Decree No. 58/98 (TUF), and to introduce other formal changes.

Eni 2006 Financial Statements and Sustainability Report

Eni S.p.A. Financial Statements at December 31, 2006 approved by the Shareholders’ Meeting, Eni consolidated Financial Statements at December 31, 2006, Eni Portugal Investment S.p.A. and Società Finanziaria Eni - Enifin S.p.A. financial statements at December 31, 2006 are available at Eni S.p.A. Registered Office and the Borsa Italiana S.p.A. (the Italian Stock Exchange: www.borsaitaliana.it).

The minutes of the Meeting will be available within June 8, 2007 at Eni S.p.A. Registered Office and the Borsa Italiana S.p.A. (the Italian Stock Exchange: www.borsaitaliana.it).

It is also available at Eni S.p.A. Registered Office and the Borsa Italiana S.p.A. (the Italian Stock Exchange: www.borsaitaliana.it) the Sustainability Report 2006.

The above-mentioned documents are available also on www.eni.it and may be requested by e-mail at segreteriasocietaria.azionisti@eni.it or by calling the Toll-Free number 800 940 924 for calls from Italy and 800 11 22 34 56 for calls from outside Italy.

Payment of Year 2006 final Dividend

Eni S.p.A. Shareholders’ Meeting resolved to pay final dividends as from June 21, 2007, coupon No. 8, being the ex-dividend date June 18, 2007. Therefore, as of this last date, Eni shares will be traded without the right to the payment of 2006 final dividend.

In order to exercise the rights incorporated in the shares owned, Shareholders whose shares are not yet in uncertificated form shall previously deliver said shares to a financial intermediary for their deposit with Monte Titoli S.p.A. (the Italian Securities Register Centre) and their subsequent dematerialisation.

The payment of dividends to Beneficial Owners of ADRs, each of them representing two Eni shares, listed on the New York Stock Exchange, will be executed through JPMorgan Chase Bank, N.A..

Company contacts:

Press Office: Phone +39 02.52031875 - +39 06.5982398
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

San Donato Milanese (Milan) - May 28, 2007 - As part of the inquiry launched last year by the Public Prosecutor Office of Milan on the instruments to assess the natural gas transport and distribution used in Italy by companies operating in the sector, today the Italian Fiscal Police sequestrated documents dating from 2003 belonging to various companies, among them are some Eni’s companies.

Under investigation are the so-called venturimeters, instruments always used in Italy and abroad and that do not have any impact on the assessments connected with costumers bills.

With regard to Eni Group, the companies involved are Snam Rete Gas and Italgas. Paolo Scaroni, as legal representative of the parent company Eni SpA, and other managers are under inquiry.

Company contacts:

Press Office: Phone +39 02.52031875 - +39 06.5982398
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
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Website: www.eni.it

San Donato Milanese (Milan), May 28, 2007 - Inquiry by the Public Prosecutor Office of Milan, Paolo Scaroni, Eni’s CEO commented:

"We are confident: the measurements under investigation receive a special attention from all the companies operating in the gas market in Italy and abroad. In fact, I myself, as soon as I arrived in Eni, gave mandate to specialized international consultants to undertake an assessment of this gas measurements procedures.

Furthermore, we are referring to measurements on non-booked gas, which is the difference between gas that Eni buys from its suppliers and the one that Eni then sells to distributors. This difference represents so far, for our company, a net loss of some hundred million cubic meters of gas per year. It’s important for me to remind that gas measurements for the retail market are carried out in strict compliance with the indications given by the Authority for Energy and Gas and by the competent offices of the Ministry of Economic Development".

Company contacts:

Press Office: Phone +39 02.52031875 - +39 06.5982398
Switchboard: +39-0659821

ufficio.stampa@eni.it
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investor.relations@eni.it

Website: www.eni.it

Eni completes acquisition of Maurel & Prom’s assets in Congo

San Donato Milanese (Milan), May 30, 2007 - Eni announces that it has today completed the acquisition of Maurel & Prom assets in the Republic of Congo. Eni has obtained the operatorship of the M’Boundi (Eni equity 43.1%) and Kouakouala "A" (66.67%) concessions and of the Le Kouilou exploration permit (48%).

Through the development of the M’Boundi field, which has oil-in-place estimated at 1.4 billion barrels and 2P reserves amounting to 320 million barrels, Eni’s equity production in Congo will rise from 67,000 barrels per day (bpd) in 2006 to approximately 100,000 bpd in 2010.

In the development of these new fields, Eni intends to create important synergies with existing activities in the country. By adopting the most advanced technologies, such as an intense drilling programme of water injection wells, Eni also aims to improve the oil recovery factor of the acquired fields and to develop the exploration potential of Le Kouilou permit.

As part of its sustainability strategy, Eni has also signed a "Protocole d’Accord" with the Republic of Congo for doubling the volumes of power of the Djeno power station by installing a second 25-MW turbo-generator to be supplied with associated gas produced from the M’Boundi field. This project aims at increasing the power and reliability of the local electricity system, needed for the country’s industrial development and social improvement.

Eni has been active in Congo in exploration and development activities since 1968 and has invested some 4 billion dollars to 2006.

Company contacts:

Press Office: Phone +39 02.52031875 - +39 06.5982398
Switchboard: +39-0659821

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investor.relations@eni.it

Website: www.eni.it

Eni: Agreement completed with Burren Energy

San Donato Milanese (Milan), May 30, 2007 - As part of the acquisition of the Maurel & Prom assets in the Republic of Congo, Eni announces that it has today completed its agreement with Burren Energy. Under this agreement Eni assigned to Burren a participating interest of 5.5% and 2% in the M’Boundi concession and Le Kouilou exploration permit, respectively, at the same economic terms and conditions as the acquisition from Maurel & Prom.

Eni maintains the operatorship of the M’Boundi (43.1%) and Kouakoula "A" (66.67%) concessions and Le Kouilou exploration permit (48.0%).

Company contacts:

Press Office: Phone +39 02.52031875 - +39 06.5982398
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

Eni Board of Directors

San Donato Milanese (Milan), May 31, 2007 - An extra-ordinary Board of Directors was held today in Rome to examine the main points of the provision by the Power of attorney of the Republic of Milan (Procura della Repubblica di Milano) on gas measurements. In particular, the Board has examined the explanations given by the management of the companies and executive structures involved in gas transport, distribution and sale.

Taking note of the correcteness of the behaviour of Eni’s companies and executive structures involved in gas transport, distribution and sale, the Board has given mandate to its lawyers to supply all available information and to cooperate fully with the Prosecutor Office.

Company contacts:

Press Office: Phone +39 02.52031875 - +39 06.5982398
Switchboard: +39-0659821

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Website: www.eni.it

Contents

Contents

Eni’s Fact Book is a supplement to Eni’s Annual Report designed to provide supplemental financial and operating information.
It contains certain forward-looking statements in particular under the section “Outlook” regarding capital expenditure, development andmanagement of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

April 30, 2007

Eni	2	Activities Strategies Objectives
	5	Main data

Exploration & Production	10	Strategies
	10	2006 Highlights
	13	Activity Areas
	35	Main data

Gas & Power	44	Strategies
	45	2006 Highlights
	46	The Gas System
	47	Activities
	58	Main data

Refining & Marketing	61	Strategies
	62	2006 Highlights
	63	Activities
	70	Main data

Engineering & Construction	74	Strategies
	75	Business areas
	80	Main data

Technological Innovation	82	Technological innovation

Tables	87	Financial data
	102	Employees
	103	Supplemental oil and gas information
	121	Energy conversion table
	122	Quarterly information

Abbreviations	/d	per day	LNG	liquefied natural gas
	/y	per year	LPG	liquefied petroleum gas
	bbbbl	billion barrels	kbbl	thousand barrels
	bbls	barrels	kboe	thousand barrels of oil equivalent
	bboe	billion barrels of oil equivalent	km	kilometers
	bcf	billion cubic feet	ktonnes	thousand tonnes
	bcm	billion cubic meters	mmbbl	million barrels
	boe	barrels of oil equivalent	mmboe	million barrels of oil equivalent
	EPC	Engineering Procurement Construction	mmcf	million cubic feet
	EPIC	Engineering Procurement Installation Construction	mmcm	million cubic meters
	FPSO	Floating Production Storage and Offloading system	mmtonnes	million tonnes
	FSO	Floating Storage and Offloading System	no.	number
	GWh	gigawatthour	NGL	Natural Gas Liquids
			PSA	Production Sharing Agreement
			TWh	terawatthour

Contents

ENI FACT BOOK / ENI

Activities Strategies Objectives

Eni is a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas.

In Exploration & Production, Eni boasts strong positions in some of the fastest growing oil and gas basins in the world such as the Caspian Region, North and West Africa.
The quality of our assets, long-standing relationships with key host countries, and a strong pipeline of capital projects and investment opportunities will enable Eni to deliver industry-leading growth in both the short term and the long term.

Eni Gas & Power division covers all phases of the gas value chain: supply, transport, distribution and marketing, resulting in a fully integrated business model. A significant installed power generation capacity enables Eni to extract further value from gas, diversifying its commercial outlets. The main feature of the Gas & Power division is its ability to generate a steady stream of earnings and cash flow leveraging on its unparalleled asset base. Eni boasts market leadership in Europe owing to a unique competitive position thanks to gas availability under long-term supply contracts and equity gas, access to infrastructure, long-term relationships with key producing countries, market knowledge and a wide portfolio of clients. These assets provide Eni with a unique platform for growth. Integration with upstream operations provides the Group with the ability to monetize its equity gas reserves and to pursue opportunities arising in the gas market.
Eni is leader in the refining business and in the marketing of refined products in Italy and holds solid positions in the marketing of refined products in certain	selected European countries. Eni’s refining and marketing operations are efficiently integrated also with the support of an array of valuable logistic assets, as to maximize cost economies and returns on capital employed. Integration of Eni refineries with upstream operations further strengthens the competitive positioning of the Refining & Marketing Division.
The significant presence in engineering and oilfield services provides Eni with the necessary competence and, expertise coupled with access to engineering skills and technologies to design and execute world scale projects, representing a key elements supporting Eni plans of growth and innovation.
This business mix is unique among integrated oil and gas companies. The relevant weight of the downstream gas business ensures Eni a stable, robust stream of earnings and cash flow, virtually independent of energy price movements, thus counterbalancing the fluctuations of the oil cycle and the higher riskiness of the upstream business. The same applies to the downstream oil business.

Eni key objectives are to deliver superior growth and attractive shareholder returns over the long term, leveraging on the quality of its assets and its strengths. Eni’s strategy is consistent with these goals, and relies upon the following guidelines:
  leverage on its asset portfolio and execution capabilities;
  allocate the cash generated from operations to capital expenditure to drive long-term organic growth and to an attractive and sustainable flow of dividends;
  use cash in excess of capital expenditure and dividend needs to continue the programme of share repurchase and to maintain a solid financial structure;

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  apply a tight financial discipline to investment decisions;
  accomplish continued operating efficiency and effectiveness;
  manage risks;
  devote significant resources to technological innovation in order to create and maintain competitive advantages;
  promote the sustainability of the business model.

Over the next four years, Eni expects to invest approximately euro 44.6 billion in its businesses to support continued growth also beyond 2010, featuring the largest investment program in Eni history.
The significant amount of cash flow generated from operations will enable Eni to finance its capital expenditure programme and to distribute shareholders an attractive and sustainable flow of dividends. Excess cash will be allocated to continuing share repurchase and to maintain a sound balance sheet. In particular, management expects that Eni’s free cash flow[1] will allow to sustain the current flow of dividends in real terms, even with a scenario of 40 $/bbl Brent.

BUSINESS STRATEGIES

Exploration & Production
In the Exploration & Production business, Eni intends to deliver strong oil and gas production growth, targeting a production level of 2 million boepd by 2010, corresponding to a compound average growth rate of 3% from 2007 to 2010. The growth options we are presently pursuing with our partner Gazprom may potentially accelerate the achievement of our growth targets.

Eni will maintain a strong focus on exploration activities. Investments are expected to be concentrated on well established areas of presence, where availability of production facilities and existing competencies will enable Eni to readily put in production discovered resources, capturing synergies. On the other hand, we expect to selectively pursue high risk/high reward opportunities arising from expansion in areas with high mineral potential. Leveraging on the access to new reserves and on the mineral potential of core assets, Eni expects to fully replace produced reserves trough organic additions. We will continue our commitment in expanding the LNG business in a global scale in order to monetize our large gas reserve base. This will be achieved by implementing significant capital expenditure in order to develop new gas reserves to ensure supplies to liquefaction plants and to build new liquefaction capacity.

Gas & Power
Our key objective in the Gas & Power division is to deliver a level of free cash flow of euro 2.1 billion in 2010, with an average growth rate of approximately 3%.
This target will be achieved by implementing our strategy focused on growing our market share in key European markets, preserving our domestic natural gas business, effectively managing regulated business and the power generation business, and expanding LNG sales. In strengthening our market leadership in Europe, we will leverage on our competitive advantages ensured by gas availability – both equity and purchased under long term supply contracts – access to infrastructure, an adequate regasification capacity, long-standing relationships with natural gas producing countries, a large customer base, and market knowledge.

(1)	Cash from operations exceeding finance needs for investments.

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The target of maintaining sales volumes on the domestic market will be achieved thanks to the support of an effective commercial policy, enhanced by the expected launch of the dual offer of gas and electricity.
By 2010 Eni will be selling some 105 bcm worldwide, with international sales expected to grow by a solid 10% per year on average.

Refining & Marketing
Eni’s key objective is to significantly increase profitability in the Refining & Marketing business. In pursuing this, Eni intends to enhance its refining activity by means of a huge investment program aiming at capturing market opportunities in terms of demand trends, also in connection with adoption of increasingly strict environmental requirements, and relative abundance of heavy and non-conventional crude. Planned actions are intended to boost refinery conversion rate and flexibility in order to produce higher-value products and to process low-quality crude that is typically discounted in the market-place, and to lower operating costs. In Marketing, we aim to extract full value from our retail business in Italy through a selective investment program, customer-focused marketing initiatives, effective differentiation of pricing, an improved premium-products offer, and operating efficiencies. We plan to selectively develop our presence outside Italy, aiming at strengthening our competitive position in target European markets, leveraging on	synergies deriving from the proximity to Eni’s production and logistic facilities.

Engineering & Construction
Saipem aims at capturing opportunities arising from a growing market, acquiring large projects in complex areas and supporting Eni’s investment plans. In order to achieve this, Saipem will leverage on its strong competitive position, enhanced by integration with Snamprogetti, and an important investment program intended to further expand the geographical reach and operational features of its world-class fleet.

Technological innovation
Our commitment in technological research and innovation underscores a fundamental belief that technology is key to acquiring and preserving competitive advantages over the long term and promoting sustainable growth. Over the next four years, we plan to invest approximately euro 1.5 billion to support these activities. The main lines of research under development pertain primarily to reduce costs to find and recover hydrocarbons, upgrade heavy oils, monetize stranded gas and protect the environment.
In particular we are moving forward on our breakthrough technologies: EST (Eni Slurry Technology) for the full exploitation of the heavy barrel, TAP (gas transportation at high pressure) and GTL (gas-to-liquids) for gas monetization.

Key medium-term targets announced to investors	2006	2010
E&P
Oil and gas production	1.77 mmboe/d	>2 mmboe/d - c.a.g.r. 3% (Brent 42 $/bl al 2010)
Reserve replacement ratio	65%	>100% on average in the next four-year period (Brent 42 $/bbl at 2010)
Sales of LNG	9.9 bcm	~13 bcm
G&P
Worldwide gas sales (1)	97.5 bcm	>105 bcm - c.a.g.r. 10% in international sales
Power generation capacity	4.9 GW	5.5 GW
Free cash flow	euro 1.9 bn	euro 2.1 bn
R&M
Overall index of wholly-owned refineries conversion capacity	57%	58%
Refinery throughputs on own account	38.0 mmtonnes	40.2 mmtonnes
Sales of refined products in Europe	15.8 bn liters	17.4 bn liters
Allocation of cash provided by operating activities
Capital expenditure	euro 32.2 bn four-year period 2006-2009	euro 44.6 bn four-year period 2007-2010
Dividend	euro 1.25 per share	sustainable in the next four-year period 2007-2010
Efficiency program		~euro 1 bn of net benefit expected in 2010

(1)	Include upstream sales in Europe.

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Main data

Key financial data	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Net sales from operations		31,359	28,341	31,008	47,938	49,272	47,922	51,487	57,545	73,728	86,105
Operating profit (1)		5,345	3,810	5,480	10,772	10,313	8,502	9,517	12,399	16,827	19,327
Exploration & Production		2,590	594	2,834	6,603	5,984	5,175	5,746	8,185	12,574	15,580
Gas & Power		2,012	2,513	2,580	3,178	3,672	3,244	3,627	3,428	3,321	3,802
Refining & Marketing		578	730	478	986	985	321	583	1,080	1,857	319
Petrochemicals		187	-	(362)	4	(415)	(126)	(176)	320	202	172
Engineering & Construction		169	198	149	144	255	298	311	203	307	505
Other activities							(214)	(293)	(395)	(902)	(622)
Corporate and financial companies		(138)	(168)	(199)	(143)	(168)	(196)	(281)	(363)	(391)	(296)
Unrealized profit in inventory									(59)	(141)	(133)
Activities to be divested		(53)	(57)
Adjusted operating profit						10,482	8,959	9,958	12,582	17,558	20,490
Net profit		2,643	2,328	2,857	5,771	7,751	4,593	5,585	7,059	8,788	9,217
Adjusted net profit						5,757	4,923	5,096	6,645	9,251	10,412
Net cash provided by operating activities		6,515	6,864	8,248	10,583	8,084	10,578	10,827	12,500	14,936	17,001
Capital expenditure and investments		4,362	5,589	5,597	9,815	11,270	9,414	13,057	7,815	7,560	7,928
Capital expenditure		4,169	5,152	5,483	5,431	6,606	8,048	8,802	7,499	7,414	7,833
Investments		193	437	114	4,384	4,664	1,366	4,255	316	146	95
Shareholders’ equity including minority interest		16,244	17,390	19,749	24,073	29,189	28,351	28,318	35,540	39,217	41,199
Net borrowing		8,050	7,070	6,267	7,742	10,104	11,141	13,543	10,443	10,475	6,767
Net capital employed (1)		24,294	24,460	26,016	31,815	39,293	39,492	41,861	45,983	49,692	47,966
Exploration & Production		6,469	6,862	9,279	12,646	18,252	17,318	17,340	17,937	20,196	18,590
Gas & Power		8,518	8,289	8,481	10,721	12,777	12,488	15,617	18,387	18,978	18,906
Refining & Marketing		4,071	4,186	4,028	4,563	4,476	5,093	5,089	5,081	5,993	5,631
Petrochemicals		3,099	2,956	2,604	2,581	1,075	2,130	1,821	2,076	2,018	1,953
Engineering & Construction		195	392	1,103	1,395	1,635	2,335	2,119	2,403	2,844	3,399
Corporate and financial companies and other activities		1,942	1,775	521	(91)	1,078	128	(125)	277	2	(95)
Unrealized profit in inventory									(178)	(339)	(418)
Return On Average Capital Employed	(%)
Reported		12.2	10.7	12.5	21.5	23.9	13.7	15.6	16.6	19.5	20.3
Adjusted									15.9	20.5	22.7
Leverage		0.5	0.41	0.32	0.32	0.35	0.39	0.48	0.29	0.27	0.16

(1)	From January 1, 2006 Eni’s subsidiaries operating in diversified sectors (such as real estate services, insurance and financing intermediation, R&D and training services) are reported in the aggregate “Corporate and financing companies” with exception of Tecnomare which is reported in the Exploration & Production division (previously all these diversified activities were reported in the aggregate “Other activities”). The “Other activities” aggregate includes only Syndial SpA, a subsidiary which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain business which Eni exited in past years. In order to allow for comparison, 2005 data has been reclassified accordingly. Previous years data has not been reclassified.

Key market indicators	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Average price of Brent dated crude oil (1)		19.10	12.74	17.87	28.39	24.46	24.98	28.84	38.22	54.38	65.14
Average EUR/USD exchange rate (2)		1.137	1.115	1.067	0.924	0.896	0.946	1.131	1.244	1.244	1.256
Average price in euro of Brent dated crude oil		16.80	11.43	16.75	30.73	27.30	26.41	25.50	30.72	43.71	51.86
Average European refining margin (3)		1.86	1.99	1.21	3.9	1.97	0.80	2.65	4.35	5.78	3.79
Euribor - three-month euro rate	(%)	6.9	5.0	3.0	4.4	4.3	3.3	2.3	2.1	2.2	3.1

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

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Selected operating data	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Exploration & Production
Proved reserves of hydrocarbons at period end	(mmboe)	5,073	5,255	5,534	6,008	6,929	7,030	7,272	7,218	6,837	6,436
Reserve life index	(year)	13.6	13.4	14.0	14.0	13.7	13.2	12.7	12.1	10.8	10.0
Daily production of hydrocarbons	(kboe/d)	1,021	1,038	1,064	1,187	1,369	1,472	1,562	1,624	1,737	1,770
Gas & Power
Sales of natural gas to third parties	(bcm)	55.94	58.41	62.92	62.63	63.72	64.12	69.49	72.79	77.08	79.63
Own consumption of natural gas	(bcm)				2.00	2.00	2.02	1.90	3.70	5.54	6.13
Sales to third parties and own consumption	(bcm)				64.63	65.72	66.14	71.39	76.49	82.62	85.76
Sales of natural gas of affiliates and companies (Eni’s share)	(bcm)	0.13	0.16	0.16	0.87	1.38	2.40	6.94	5.84	7.08	7.65
Total sales and own consumption of natural gas (G&P)	(bcm)	56.07	58.57	63.08	65.50	67.10	68.54	78.33	82.33	89.70	93.41
Upstream in Europe (1)	(bcm)								4.70	4.51	4.07
Worldwide	(bcm)	56.07	58.57	63.08	65.50	67.10	68.54	78.33	87.03	94.21	97.48
Natural gas transported on behalf of third parties in Italy	(bcm)	4.35	6.07	6.90	9.45	11.41	19.11	24.63	28.26	30.22	30.90
Electricity production sold	(TWh)				4.77	4.99	5.00	5.55	13.85	22.77	24.82
Refining & Marketing
Throughputs on own account	(mmtonnes)	38.60	42.33	40.65	41.27	39.99	37.73	35.43	37.69	38.79	38.04
Balanced capacity of wholly-owned refineries at period end	(kbbl/d)	664	664	664	664	664	504	504	504	524	534
Utilization rate of balanced capacity of wholly-owned refineries	(%)	94	103	96	99	97	99	100	100	100	100
Sales of refined products	(mmtonnes)	51.60	54.19	51.82	53.46	53.24	52.24	50.43	53.54	51.63	51.13
Service stations at period end (in Italy and outside Italy)	(units)	12,756	12,984	12,489	12,085	11,707	10,762	10,647	9,140	6,282	6,294
Average throughput per service station (in Italy and outside Italy)	(kliters/y)	1,463	1,512	1,543	1,555	1,621	1,674	1,771	1,970	1,926	2,470
Engineering & Construction
Orders acquired	(euro million)	3,865	3,248	2,600	4,726	3,716	7,852	5,876	5,784	8,395	11,172
Order backlog at period end	(euro million)	5,180	4,934	4,439	6,638	6,937	10,065	9,405	8,521	10,122	13,191
Employees at period end	(units)	80,178	78,906	72,023	69,969	72,405	80,655	76,521	70,348	72,258	73,572

(1)	Does not include Eni’s share of sales made by Nigeria LNG (Eni’s share 10.4%) in Europe amounting to 1.30, 1.31 and 1.55 bcm in 2004, 2005 and 2006 respectively.

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Share data	Italian GAAP	IFRS

1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Net profit (1)	(euro)	0.66	0.58	0.71	1.44	1.98	1.20	1.48	1.87	2.34	2.49
Dividend	(euro)	0.289	0.310	0.362	0.424	0.750	0.750	0.750	0.90	1.10	1.25
Dividend pertaining to the year (2)	(euro million)	1,157	1,239	1,446	1,664	2,876	2,833	2,828	3,384	4,086	4,594
Cash flow	(euro)	1.63	1.72	2.06	2.65	2.07	2.76	2.87	3.31	3.97	4.59
Dividend yield (3)	(%)	2.8	2.9	3.4	3.2	5.6	5.2	5.1	4.9	4.7	5.0
Net profit per ADR (4)	($)	1.44	1.36	1.43	2.71	3.52	2.52	3.72	5.06	5.81	6.26
Dividend per ADR (4)	($)	0.63	0.64	0.47	0.72	1.48	1.71	1.83	2.17	2.63	3.14
Cash flow per ADR (4)	($)	3.55	4.02	4.16	4.98	3.75	5.79	7.22	8.96	9.40	11.53
Dividend yield per ADR (3)	(%)	2.8	2.6	3.2	3.0	6.2	5.8	5	5.0	4.70	5.0
Pay-out	(%)	44	53	51	29	37	62	51	48	46.00	50
Number of shares at December 31 representing share capital	(million)	3,999.6	4,000.1	4,001.1	4,001.1	4,001.3	4,001.8	4,002.9	4,004.4	4,005.4	4,005.4
Average number of share outstanding in the year (5) (fully diluted)	(million)	3,999.6	4,000.1	4,001.3	3,995.1	3,911.9	3,826.9	3,778.4	3,771.7	3,763.4	3,701.3
TSR	(%)	32.8	10.1	(0.4)	29.2	6.0	13.1	4.3	28.5	35.3	14.8

(1)	Calculated on the average number of Eni shares outstanding during the year.
(2)	Amounts due on the payment of the balance of 2006 dividend are estimated.
(3)	Ratio between dividend of the year and average share price in December.
(4)	One ADR represents 2 shares. Net profit, dividends and cash flow are converted at the average rate of the year (1 EUR=1.256 USD as of 2006). Dividends of 1997-2005 were converted at the Noon Buying Rate of the pay-out date.
(5)	Calculated by excluding own shares in portfolio.

Share information	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Share price - Milan Stock Exchange
High	(euro)	11.36	13.80	12.60	14.50	15.60	17.15	15.75	18.75	24.96	25.73
Low	(euro)	8.06	9.19	10.18	9.54	11.56	12.94	11.88	14.72	17.93	21.82
Average	(euro)	9.79	11.28	11.40	11.78	14.10	15.29	13.64	16.94	21.60	23.83
End of the period	(euro)	10.43	11.21	10.88	13.64	14.05	15.15	14.96	18.42	23.43	25.48
ADR price (1) - New York Stock Exchange
High	($)	63.13	73.50	69.00	64.88	69.70	82.11	94.98	126.45	151.35	67.69
Low	($)	48.13	50.50	52.38	46.56	52.50	60.90	66.15	92.35	118.50	54.65
Average	($)	55.62	63.04	60.94	54.18	63.22	72.20	77.44	105.60	134.02	59.97
End of the period	($)	57.06	67.75	55.13	64.31	61.96	78.49	94.98	125.84	139.46	67.28
Average daily exchanged shares	(million share)	7.9	11.1	12.3	17.3	17.4	19.4	22.0	20.0	28.5	26.2
Value	(euro million)	78.8	126.0	141.0	203.9	245.0	295.4	298.5	338.7	620.7	619.1
Number of shares outstanding at period end (2)	(million)	3,999.6	4,000.1	4,001.1	3,956.7	3,846.9	3,795.1	3,772.3	3,770.0	3,727.3	3,680.4
Market capitalization (3)
EUR	(billion)	41.7	44.8	43.5	54	54	57.5	56.4	69.4	87.3	93.8
USD	(billion)	45.5	52.5	44	50.7	48.1	60.4	71.1	94.9	104.0	117.8

(1)	Effective January 10, 2006 a 5:2 stock split was made.
(2)	Excluding treasury shares.
(3)	Number of outstanding shares by reference price at period end.

Data on Eni share placements	1995	1996	1997	1998	2001
Offer price	(euro/share)	5.42	7.40	9.90	11.80	13.60
Number of share placed	(million)	601.9	647.5	728.4	608.1	200.1
of which through bonus shares	(million)		1.9	15.0	24.4	39.6
Percentage of share capital (1)	(%)	15.0	16.2	18.2	15.2	5.0
Proceeds	(euro million)	3,254	4,596	6,869	6,714	2,721

(1)	Refers to share capital at December 31, 2006.

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ENI FACT BOOK / ENI

Contents

ENI FACT BOOK / EXPLORATION & PRODUCTION

Key performance indicators	2004	2005	2006
Net sales from operations (a)	(million euro)	15,346	22,531	27,173
Operating profit		8,185	12,592	15,580
Adjusted operating profit		8,202	12,903	15,763
Adjusted net profit		4,033	6,186	7,279
Capital expenditure		4,853	4,965	5,203
of which: exploration (b)		499	656	1,348
Capital employed, net		17,937	20,206	18,590
ROACE adjusted	(%)	22.7	32.4	37.5
Average realizations
- Liquids	($/bbl)	34.73	49.09	60.09
- Natural gas	($/mmcf)	3.90	4.50	5.30
- Total hydrocarbons	($/boe)	30.40	41.06	48.87
Production
- Liquids	(kbbl/d)	1,034	1,111	1,079
- Natural gas	(mmcf/d)	3,387	3,595	3,966
- Total hydrocarbons	(kboe/d)	1,624	1,737	1,770
Net proved reserves
- Liquids	(mmbbl)	4,008	3,773	3,481
- Natural gas	(bcf)	18,435	17,591	16,965
- Total hydrocarbons	(mmboe)	7,218	6,837	6,436
Reserve life index	(year)	12.1	10.8	10.0
Proved reserve replacement ratio	(%)	91	40	65
Employees at year end	(unit)	7,477	8,030	8,336

(a)	Before elimination of intersegment sales.
(b)	Includes exploration bonus.

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ENI FACT BOOK / EXPLORATION & PRODUCTION

STRATEGIES
In Exploration & Production, Eni boasts strong positions in some of the fastest growing oil and gas basins in the world such as the Caspian Region, North and West Africa. The quality of our assets, long-standing relationships with key host countries, and a strong pipeline of capital projects and investment opportunities will enable Eni to deliver industry-leading growth in both the short and the long term. Consistent with this goal, strategies for our global exploration, development and production operations have remained basically unchanged for many years to date and feature as follows:

  Maintain strong production growth;

  Ensure medium to long-term business sustainability by focusing on reserve replacement;

  Develop new projects to fuel future growth; and

  Develop the LNG business.

In order to carry out these fundamental strategies, Eni intends to invest approximately euro 30.6 billion addressed to exploration initiatives and reserve development over the next four-year period.

2006 Highlights

In February 2007, Eni purchased exploration and production onshore activities operated by Maurel & Prom in Congo, entailing a cash consideration of $1.4 billion. This deal is consistent with Eni’s strategy of purchasing proved and unproved reserves and producing assets in legacy countries where Eni can achieve synergies leveraging on own competencies and the availability of facilities. This transaction is subject to approval by the Congolese Authorities.

In 2006 adjusted net profit was euro 7,279 million, up euro 1,093 million from a year ago (+17.7%), reflecting a better operating profit as a result of higher oil and natural gas realizations in dollars combined with increased production volumes sold. These positives were offset in part by higher operating costs and a high adjusted tax rate.

Return on average capital employed calculated on an adjusted basis was 37.5% in 2006, higher than in 2005 (32.4%).

Oil and natural gas production for the year averaged 1.77 mmboe/d, up 1.9% from 2005. This included the loss of production at the Venezuelan Dación oilfield and lower entitlements in certain Production Sharing Agreements (PSAs) and buy-back contracts due to higher oil and gas prices. Eni delivered its 3% production growth rate based on a $55 per barrel scenario, as announced in the 2006 quarterly production outlook.	Net proved reserves at December 31, 2006 stood at 6.44 bboe (down 6% from December 31, 2005), representing 10 years of remaining production at the current rate. Organic proved additions, as calculated by applying a year-end Brent price of $58.925 per barrel, replaced 65% of production. Assuming Brent is constant at $40 per barrel when determining entitlements in PSAs, the three-year average proved reserve replacement ratio would be 106%.

Eni invested euro 3.6 billion in the development of oil and natural gas reserves, in particular in Kazakhstan, Angola, Egypt and Italy. In exploration activities Eni invested euro 1.4 billion (up 106% compared with 2005) to support reserve replacement and the renewal of its portfolio.

In 2006, Eni achieved several hydrocarbon discoveries, mainly in Indonesia, Egypt, Kazakhstan, Norway, Nigeria, the United Kingdom, the Gulf of Mexico, Italy, Angola and Congo. A total of 68 exploratory wells were completed (35.9 net to Eni), with a commercial rate of success of 43% (49% net to Eni). A further 26 wells were in progress as of the year-end.

Eni’s exploration portfolio was strengthened through acquisition of assets in both core areas such as Angola, Alaska, Brazil, Congo, Egypt, Nigeria, Norway, Pakistan, the Gulf of Mexico and new countries/areas with high mineral potential such as Mali, Mozambique and East Timor. Gross acquired acreage extends for approximately 259,000 square kilometers (152,000 net to Eni, 99% operated).

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MAINTAIN STRONG PRODUCTION GROWTH
Eni’s strategy is to build on its strong position in some of the world’s most attractive oil and gas basins to deliver industry leading production growth. We plan to accomplish this by applying the most cost-effective technologies and operations management systems to each and every asset to maximize the commercial recovery of hydrocarbons.
Eni’s assets are well balanced between mature producing fields and fields that are at the early stages of their producing cycles with significant opportunities for growth. Mature areas include mainland and offshore Italy, the North Sea and certain basins in Egypt. Growing areas include Libya, offshore and onshore West Africa, the Caspian Sea and the Nile Delta. Eni expects contributions from the latter to boost production growth to 2010 and beyond.
Eni continually invests in its existing asset base to increase resource recovery, maximize profitability, and extend field life. New production volumes are generated through workovers, drilling of new wells, and project implementation. In 2006, Eni invested euro 3.6 billion to develop new reserves and to maximize resource recovery from existing fields. In the next four years, Eni plans to invest approximately euro 322.5 billion evenly allocated to initiatives intended to counteract mature field decline, fuel medium-term growth and support growth beyond 2010.
Several fields/projects were started up during 2006. Among the key start-ups are: (i) the Benguela/Belize and Lobito/Tomboco fields in Block 14 (Eni’s interest 20%) in Angola, holding recoverable reserves of approximately 460 mmbbl. Peak production at 158 kbbl/d (20 net to Eni) is expected in 2009 upon completion of the drilling program; (ii) the fifth train as a part of the development of the Bonny liquefaction plant (Eni’s interest 10.4%) in Nigeria, increasing plant capacity to 17 mmtonnes/y of LNG (812 bcf/y of feed gas); (iii) the gas phase of the Bayu-Undan field (Eni’s interest 12.04%) in Australia, starting supplies to the Darwin plant with liquefaction capacity of 3.5 mmtonnes/y of LNG. Peak production at 160 kboe/d (18 net to Eni) is expected in 2008.

Production volumes outlook
In 2006, oil and gas production averaged 1,770 kboe/d, up 33 kboe from 2005 or 1.9%, despite: (i) the impact of the loss of production at the Dación oil field in Venezuela (down 46 kboe/d) as a consequence of the unilateral cancellation of the relevant service contract by the Venezuelan state oil company PDVSA; and (ii) adverse entitlement effects (down 21 kboe/d) in PSAs and buyback	contracts due to higher oil prices. Production growth was driven by a remarkable increase in gas production mainly in Libya, Egypt, Nigeria, Australia and Croatia; oil production increased in Angola and Libya. Organic growth was partially offset by mature field declines and production outages in Nigeria due to social unrest. The share of production outside Italy was 87% (85% in 2005).
In the medium term, Eni expects to deliver a 3% compound average growth rate from 2007 to 2010, targeting a production level in excess of 2 mmboe/d by 2010. In subsequent years and up to 2013, Eni projects an annual growth rate of 3%. This goal will be achieved entirely through organic growth mainly in our key producing basins of North and West Africa and the Caspian region, leveraging on Eni’s unique position and solid relationships with many of the fastest growing producing countries in the world and on its strong pipeline of capital projects and investment opportunities. In greater detail, production growth will be fed by means of:
  developing LNG projects, aiming at monetizing our large gas reserve base;
  starting up new fields, some of which already under execution and other waiting for finalization of exploratory and appraisal activities;
  leveraging on our long life fields, including Karachaganak in Kazakhstan, the Western Libyan Gas project, Val d’Agri in Italy, Ekofisk and Aasgard offshore Norway, Belayim and Port Fouad in Egypt, and, in perspective, our massive Kashagan field;
  optimizing reserve recovery from declining fields.

Eni’s future production profiles are based on a long-term Brent price assumption of 40 $/bbl in real terms.

ENSURE MEDIUM TO LONG-TERM BUSINESS SUSTAINABILITY BY FOCUSING ON RESERVE REPLACEMENT

Eni intends to pay special attention to reserve replacement in order to ensure the medium to long term sustainability of its business. In pursuing this goal, Eni intends to:

  optimize its portfolio of development properties by focusing on core areas, seeking new opportunities and divesting marginal assets;
  pursue new exploration opportunities targeting a sound balance between high risk/high reward initiatives and established/mature projects.

As of December 31, 2006, Eni’s portfolio of mineral rights consisted of 1,029 exclusive or shared rights for exploration and development in 36 countries on five continents for a total net acreage of 385,219 square kilometers. Of these, 48,273 square kilometers concerned production and development.

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This geographically and geologically diverse, high-quality portfolio balances risks and rewards to deliver both near-term and long-term production growth. In the medium term, Eni expects to more than replace produced reserves through organic additions. Eni’s reserve replacement ratio will be supported by the high mineral potential of our assets located in core areas such as the Caspian Sea, West and North Africa.
The success of Eni’s approach is demonstrated by its ability in replacing produced reserves. In the 2003-2006 four-year period, exploration reserves discovered were approximately 700 mmboe on average for a cumulative amount of 2.8 bboe, higher than our cumulative production over the same period frame. Positive contributions came from both legacy countries such as Nigeria, Angola, Egypt and Kazakhstan and new frontier areas such as the Barents Sea and the ultra-deep waters of the Gulf of Mexico. At 25 bboe, our solid resource base[1] will secure 38 years of production at current rates.
Under SEC reporting standards, proved reserves at 2006 year-end were 6.4 billion boe, representing a life index of 10 years. In the 2004-2006 period, considering adverse entitlement impacts in certain PSAs and buy-back contracts resulting from higher oil prices and assuming Brent constant at $40 per barrel when determining entitlements in PSAs, we would have replaced on average 106% of production through organic additions. For 2006 only, by applying the year-end price of $58.925/bbl, organic additions for the year came in at 417 mmboe with a reserve replacement ratio of 65%.
Exploration activities will play a crucial role in enlarging Eni’s resource base in order to fuel new production, and in securing access to new opportunities. In light of this, management will devote a great deal of focus and effort to exploration. In 2006, Eni more than doubled its investment in exploration from the previous year, resulting in a total of 68 wells drilled with an SEC exploration success of 43%, and capturing 12 new opportunities spanning from new, untested exploration plays to well established plays or already-discovered resources, for a total acreage of about 152,000 square kilometers net to Eni, of these 99% as operator. In the next four years, management plans to invest on average approximately euro 31.1 billion per year in exploration activities, resulting in a cumulative euro 34.4 billion that is substantially higher (+51%) than the previous four-year	plan (2006-2009). The cornerstones of Eni’s exploration strategy are:
  selectively assess opportunities to enhance the competitiveness of Eni’s full-cycle production costs;
  concentrate resources in core areas: approximately 70% of planned investment will be directed to 10 countries;
  exploit the full mineral potential of recently acquired areas;
  complete portfolio renewal.

In fact, management intends to concentrate investments in well established areas of presence where availability of production facilities, existing competencies and log-term relationships with host countries will enable Eni to readily put in production discovered resources, reducing the time to market and capturing synergies. On the other hand, Eni expects to selectively pursue high risk/high reward opportunities arising from expansion in areas with high mineral potential. Finally, portfolio renewal will be completed, bearing in mind that approximately 70% of total acreage has been renewed over the last three years.

DEVELOP IN LNG BUSINESS
Eni operates its gas business as an integrated portfolio in order to fully extract value from the gas chain and to monetize its large gas reserves. Liquefied Natural Gas is a key part of this strategy. Eni intends to build a global LNG business, aiming at:

  exploiting gas equity availability in order to supply the attractive markets of Europe and North America;
  growing LNG production in areas with high potential and low producing costs;
  purchasing interests in liquefaction plants in order to support the development of the LNG business.

Net liquefaction capacity in 2006 was 321 bcf, mainly concentrated in Nigeria and Egypt, and is expected to expand to 343 bcf in 2010 and in excess of 509 bcf in 2012 by means of developing capacity at the Bonny liquefaction plant, building the new Brass plant in Nigeria, and implementing the expansion plan of the Damietta LNG plant in Egypt.LNG sales are expected to grow from127 bcf in 2006 to166 bcf in 2010; equity gas supplies to LNG plants of 162 bcf in 2006 are expected to increase up to 233 bcf in 2010.

(1)	Oil and gas volumes contained in a reservoir as ascertained based on available engineering and geological data (sum of proved, probable and possible reserves) plus volumes not yet discovered but that are expected to be eventually recovered from the reservoir net of a risk factor (risked exploration resources).

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ACTIVITY AREAS

Italy
Eni has been operating in Italy since 1926. In 2006 Eni’s oil and gas production amounted to 238 kboe/d. Eni’s activities in Italy are deployed in the Adriatic Sea, the Central Southern Apennines, mainland and offshore Sicily and the Po Valley on a total acreage of 28,508 square kilometers (22,496 net to Eni). Eni’s exploration and development activities in Italy are regulated by concession contracts.

Production is expected to remain stable in the medium term despite mature field declines, owing to the continued ramp up of production in Val d’Agri, development projects underway and initiatives for supporting production levels in gas fields.

Sicily
Production Eni is operator of 13 production concessions onshore and offshore Sicily. Its main fields are Gela, Ragusa, Giaurone, Fiumetto and Prezioso, which in 2006 accounted for 6% of Eni’s production in Italy. In the second half of 2006, the Samperi well was started up with full production of approximately 2,871 cf/d to be reached in 2007.
Development The main development projects underway concern gas onshore Sicily: (i) Pizzo Tamburino, the project provides for the drilling of two producing wells, the installation of facilities for liquids/gas separation and the linkage to the Gagliano station by means of a 16-kilometer long pipe. The start-up of the first well, Pizzo Tamburino, is scheduled for the second half of 2007

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with expected production of approximately 5.74 mmcf/d; (ii) the recovery of additional reserves in the Fiumetto concession by means of the drilling of the Fiumetto 1 well expected to start-up in the first half of 2007 with an expected production increase of approximately 3,445 cf/d.
Exploration Exploration activity yielded positive results with gas discoveries in the GR.13.AG offshore permit (Eni’s interest 60%) with the Argo 1 well, which yielded up to 769 cf/d in test production. In the San Teodoro onshore permit, mineral surveys are underway on the Borgo Giuliano 1 well. A concession has been requested after this discovery

Adriatic Sea
Production The Adriatic Sea represents Eni’s main production area in Italy, accounting for 49% of Eni’s domestic production in 2006. Main operated fields are Barbara (177 mmcf/d net to Eni), Angela-Angelina (71 mmcf/d), Porto Garibaldi (71 mmcf/d) and Cervia (57 mmcf/d). Activities for the year concerned mainly the optimization of the Barbara, Daria, Basil and Anemone gas fields by means of sidetrack and infilling action aimed at supporting production levels and the Rospo oil field with the drilling of two new wells.
Development The main project underway concerns the development of gas reserves in the Tea-Arnica-Lavanda field. The project provides for the installation of a production platform and the linkage of 4 wells to the existing nearby facilities. Production volumes will be delivered to the Ravenna Mare station. Production start-up is scheduled for 2007 with an expected production peak of approximately 35 mmcf/d to be reached in the same year.
Exploration Exploration activity yielded positive results with a gas discovery in the AR.95.EA permit with the Benedetta 1 well, which yielded up to 5,121 cf/d in test production.

Po Valley
Exploration Exploration activity yielded positive results with a gas discovery in the San Potito concession with the drilling of the Longanesi 1 well, which yielded 3,143 cf/d in test production.	Central-Southern Apennines
Production Eni is operator of the Val d’Agri concession (Eni’s interest 60.77%) in Basilicata, resulting from the unitization of the Volturino and Grumento Nova concessions made in late 2005. Recoverable reserves in this concession amount to 608 mmboe. Production from the Monte Alpi, Enoc and Cerro Falcone fields is fed by 22 production wells of the 27 foreseen by the sanctioned development plan and is supported by the Viggiano oil center, containing 6 trains with a treatment capacity of 104 kbbl/ day of oil and 99 mmcf/d of natural gas.
Oil produced is carried to Eni’s refinery in Taranto via a 136-kilometer long pipeline. In 2006 the Val d’Agri concession produced 105 kboe/d (68 net to Eni) corresponding to 29% of Eni’s production in Italy.

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Development The main project underway concerns the development of the oil and gas onshore Miglianico field (Eni’s interest 100%). The project provides for the linkage of 3 wells, the construction of a treatment facility for oil, which will be supplied to Eni’s Refining & Marketing logistic facilities, while the gas will be input to the national transport network through a pipeline. Production start-up is scheduled for the second half of 2008 with an expected production peak of 7.2 kboe/d to be reached in 2009. As for the development of gas reserves, the project in the South-West area of the Candela permit is well underway, with production start-up expected in the second half of 2007.
Activities in the Val d’Agri concession concerned the continuation of the drilling program and the upgrading of production facilities.
Exploration Exploration activity yielded positive results with a gas discovery in the Mezzocolle concession with the drilling of the Longanesi 1 well.

North Africa

Algeria
Eni has been present in Algeria since 1981. In 2006, Eni’s oil production averaged 91 kboe/d. Operating activities accounting for 53% of Eni’s production in Algeria are located in the Bir Rebaa area in the South-Eastern desert and include the following exploration and production blocks: a) Blocks 403 a/d (Eni’s interest 100%); b) Blocks 401a/402a (Eni’s interest 55%); c) Block 403 (Eni’s interest 50%); d) Blocks 212 (Eni’s interest 22.38%) and 208 (Eni’s interest 12.25%); e) exploration Blocks 404a (Eni’s interest 25%) and 403 c/e (Eni’s interest 33.33%). Gross acreage of Eni’s interests in Algeria was 12,739 square kilometers (3,456 net to Eni). Exploration and production activities in Algeria are regulated by Production Sharing Agreements (PSA) and concession contracts.
In the medium-term, Eni expects production in Algeria to increase reflecting ongoing development activities, targeting a 100 kboe/d level by 2010.

BLOCKS 403 a/d
Production Production in the area is supplied mainly by the HBN and Rom and satellite fields. Blocks 403 a/d accounted for approximately 46% of Eni’s production in Algeria in 2006.
Development The main project underway is Rom/Zea Integrated Development for the production of reserves identified by the recent appraisal activity conducted in the area, leading to a revaluation of the resources of this area. Current production is collected at Rom’s Central Production Facility and delivered to the treatment centre in Bir Rebaa North in Block 403. The project provides for the upgrade of production facilities and the injection into the field of water and gas currently flared at the Rom satellite center. As a result, flared gas is expected to be reduced by approximately 90%, as required by applicable Algerian laws. Production is expected to peak at 21 kbbl/d (12 net to Eni) in 2010.
Exploration Exploration activity yielded positive results with the finalization of an appraisal campaign intended to evaluate reserves in the area covered by the Rom Integrated project as described above.

BLOCKS 401a/402a
Daily production from the area is supplied mainly by the Rod and satellite fields. Blocks 401a/402a accounted for approximately 27% of Eni’s production in Algeria in 2006. Infilling activities are being performed on producing fields in order to maintain the current production

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plateau. The drilling of further 6 wells (4 production and 2 water injection wells) is planned for the recovery of recently ascertained reserves.

BLOCK 403
The main fields in the area are BRN, BRW and BRSW. Block 403 accounted for approximately 13% of Eni’s production in Algeria in 2006. Exploration activity remains intense in this area.

BLOCK 208
Block 208 is located south of Bir Rebaa. The El Merk Synergy plan for the development of this block in conjunction with the development of adjoining blocks (212 and 405a and 404 operated by other companies) is the main project underway in Algeria and is aimed at producing recoverable reserves up to 728 mmboe.
In Block 208 the EKT, EMK, EMN and EME oil and gas fields, discovered between 1993 and 1998 are expected to be developed. The working plan provides for the drilling of 145 wells, that will be linked to a Central Production Facility with a treatment capacity of 150 kbbl/d of oil and approximately 1 bcf/d of associated wet gas for the extraction of liquids (approximately 50 kbbl/d) and the subsequent gas cycling (reinjection in the field). Marketing of associated gas is envisaged 8 years after the production is started up. Start up is expected in 2010 peaking at

144 kboe/d (19 net to Eni) in the same year. About 85% of basic engineering has been completed in 2006.

BLOCK 404a
This block is only in the exploration phase. In 2006 the BBKS-1 discovery well showed the presence of oil and yielded approximately 700 kbbl/d in test production.
The BBKSE-1 appraisal well showed the presence of oil at a depth of about 3,200 meters and confirmed the eastward extension of the BBKS structure.

Egypt
Eni has been present in Egypt since 1954 and is the first international operator in oil and gas with a gross production amounting to 523 kboe (227 kboe net to Eni) in 2006, on a total acreage of 23,214 square kilometers (13,901 net to Eni).
Eni’s main producing activities are located in the Belayim concession (Eni’s interest 100%) located in the Gulf of Suez which contains oil and condensates and in the North Port Said (former Port Fouad, Eni’s interest 100%), Baltim (Eni operator with a 50% interest), Ras el Barr (Eni’s interest 50%) and el Temsah (Eni operator with a 50% interest) predominantly gas concessions located offshore in the Nile Delta. In 2006 production from these concessions accounted for 90% of Eni’s production in Egypt.
Exploration and production activities in Egypt are regulated by concession contracts and PSAs.
Production is expected to increase in the medium term reflecting ongoing development of gas reserves, despite expected production decline of mature oil fields. Eni targets a production level of 250 kboe/d in 2010, making Egypt Eni’s first hydrocarbon producing country by that date.

GULF OF SUEZ
Production Oil and condensate production came mainly from the Belayim field, Eni’s first large discovery of oil in Egypt, which produced 51 kbbl/d net to Eni in 2006.
Other producing assets are located in the Ashrafi concession, which in 2006 produced 6 kbbl/d.
Exploration Exploration activity aims at the recovery of the residual mineral potential of this area in order to contain the natural decline of producing fields. In 2006 the Abu Rudeis Marine 4 discovery was made and showed the presence of oil at a depth of over 3,000 meters; the well has been linked to existing production facilities.

NILE DELTA

NORTH PORT SAID
Production In this concession Eni’s production in 2006 amounted to 459 mmcf/d net to Eni, also following the reaching of full production of the Barboni field started up in 2005. In 2006 the Anshuga gas field was started up and linked by sealines to the production facilities of the nearby Nouras field. Production is targeted at approximately 18 mmcf/d net to Eni.
Part of the production of this concession is destined to the NGL (natural gas liquids) plant owned by United Gas Derivatives Co (Eni’s interest 33%) with a treatment capacity of 1,095 mmcf/d of natural gas and a yearly production of 330 ktonnes of propane, 280 ktonnes of LPG and 1.1 mmbbl of condensates.

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Development Ongoing development activities aim at supporting the current gas production level of 459 mmcf/d net to Eni. The Semmani field is under development by means of the drilling of 2 producing wells to be linked by sealines to the nearby production platforms. Start-up is expected in 2007 with a flow of approximately 1 mmcm/d net to Eni. Upgrading activities of the el Gamil terminal have been progressing. This project provides for the expansion of a compression station and the installation of a new unit linked to the el Temsah and Ras el Barr producing areas.

BALTIM
Production In this concession Eni’s production in 2006 amounted to 106 mmcf/d net to Eni.

RAS EL BARR
Production This concession contains three fields: Ha’py, Akhen and Taurt and is located about 25 kilometers north-west of el Temsah. Eni’s production in 2006 amounted to 177 mmcf/d.
Development Ongoing development activities aim at supporting the current gas production level of 170 mmcf/d net to Eni. In 2006 the first phase of the installation of gas compression units along the sealine linking to the West Harbour terminal for the development of the Ha’py field was completed.
Engineering activities are underway for the development of recoverable gas reserves amounting to 932 bcf of the offshore Taurt field. This project provides for the drilling of 7 production wells which are expected to be linked to existing onshore treatment facilities. Production is expected to start in 2008.

EL TEMSAH
Production Eni’s production in 2006 amounted to 64 mmcf/d due to the start-up of the Temsah NW 2 production platform.
Development Ongoing development activities aim at reaching a gas production peak of 111 kboe/d (33 net to Eni) in 2008. Engineering activities are underway for the development of the gas reserves in the Denise field. The project provides for two phases.
The first one entails the drilling of 4 producing wells to be linked to the Denise A facility installed on the Temsah NW 2 platform. In the second phase, 4 more production wells will be drilled and the Denise B platform is to be installed and linked to the Temsah NW 2 platform. Production start-up is expected in 2008.

EXPLORATION IN THE NILE DELTA AREA
An intense exploration campaign is underway for ascertaining the large mineral potential of the Nile Delta area. In 2006 exploration yielded positive results with the NFW Meret 1 and 2 wells which showed the presence of layers containing gas and condensates in the western area of the el Temsah concession at a depth of over 1,500 and 3,000 meters, respectively.
In the Thekah permit the Thekah North discovery well (gas) is waiting to be linked to existing production facilities.

WESTERN DESERT
Other production activities are located in the Western Desert, in particular in the Melehis (Eni’s interest 56%) and West Razzak (Eni’s interest 80%) concessions containing mainly oil. Concessions in the Western

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Desert accounted for approximately 7% of Eni’s production in Egypt in 2006.
Exploration activity yielded positive results with the Aghar SW-1X oil discovery in the West Razzak concession, the Lotus North 1-X and Nada Ne 1-X oil wells in the Melehis concession. The latter two wells have started production.

THE LNG BUSINESS IN EGYPT
Eni owns a 40% interest in the Damietta natural gas liquefaction plant. As part of the expansion plan of the plant, Eni and its partners signed a framework agreement in June 2006 for doubling the capacity of the plant by means of the construction of a second train with a treatment capacity of 5 mmtonnes/y of LNG corresponding to approximately 268 bcf/y of gas for a twenty-year period starting in 2010. Eni will supply 88 bcf/y to the second train from new gas discoveries in the Nile Delta, some of which in the deep waters. A new company is going to be established for the construction of the plant made up of Eni, Unión Fenosa, SEGAS (Spanish Egyptian Gas Co), BP and Egyptian national companies EGAS and EGPC. Eni already supplies approximately 53 bcf/y to the first train of the plant for a twenty year period.

Libya
Eni started operations in Libya in 1959. In 2006 Eni’s oil and gas production averaged 222 kboe/d, the portion of liquids being 65%. Production activity is carried out in the Mediterranean offshore facing Tripoli and in the Libyan desert area, over a total acreage of approximately 39,569 square kilometers (34,113 net to Eni).
The main production blocks in which Eni holds interests are: (i) onshore NC169A (Eni’s interest 50%) and offshore NC41 (Eni’s interest 30% for oil and 50% for gas); (ii) onshore NC 174 (Eni’s interest 33.3%) and (iii) onshore concessions 82 and 100 (Eni’s interest 50%).
Eni also holds a 50% interest in the NC118 block where, after a declaration of commercial discovery, it is developing the A-NC118 field.
In the exploration phase, Eni is operator of four onshore blocks in the Muzurk basin (161/1, 161/2&4, 176/3) an in the Kufra area (186/1, 2, 3 & 4).
Exploration and production activities in Libya are regulated by concessions and PSAs.
Eni’ s production in Libya is expected to post an increase in the medium term owing to	the expected ramp up of new structures near the Western Libyan Gas Project fields, despite mature field production declines. Libya confirms to be one of Eni’s largest oil and gas producing countries

BLOCKS NC169/NC41
Production Block NC169 is located in the western Libyan desert near the border with Algeria while block NC-41 is located in the Mediterranean offshore north of Tripoli. Production comes from: (i) the onshore Wafa field started up in September 2004, which in 2006 produced 139 kboe/d of liquids and natural gas (69 net to Eni); (ii) the Bahr Essalam offshore field started up in August 2005, that in 2006 produced 102 kboe/d of liquids and natural gas (51 net to Eni); (iii) the Bouri offshore field (Eni’s interest 30%) discovered in 1976, that in 2006 produced 55 kboe/d of liquids (17 net to Eni).
The Wafa and Bahr Essalam fields, containing recoverable reserves of approximately 1.6 bboe were developed as part of the upstream-midstream integrated Western Libyan Gas Project aimed also at exporting natural gas to Europe through the underwater Greenstream pipeline. In 2006 volumes delivered through this pipeline were 240 bcf and are expected to target 283 bcf (equal to approximately to an average of 777 mmcf/d) when operations are fully on line. Said volumes are supplied to third parties on the Italian natural gas market under long term contracts. Further 71 bcf of gas will be delivered to the Libyan market once these two fields have achieved production plateau. Production from these two fields is treated at the Mellitah plant on the Libyan coast, made up of three trains for the treatment of gas from Bahr Essalam, while the gas produced at Wafa is ready for sale. Mellitah includes also facilities for the compression of natural gas that is carried to Sicily, as well as facilities for the storage and loading of oil and LPG. In 2006 a total of 26 offshore producing wells were drilled and linked to the Sabratha platform as foreseen by phase 1 of the sanctioned project.
The Bouri field is exploited through two platforms linked to an FPSO unit with a storage capacity of approximately 1.5 mmbbl. In 2006 the Bouri East Development project was completed with the start-up of 4 underwater wells.

Exploration Exploration activity was successful with the T1 discovery well, about 20 kilometers west of the Bouri field, which identified oil at a depth of 2,800 meters.

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BLOCK NC174
Production Block NC174 is located in the south-western Libyan desert about 800 kilometers from of Tripoli. Daily production is provided mainly by the El Feel (Elephant) field discovered in 1997. In 2006 the field yielded 124 kbbl/d (24 net to Eni) treated at the field’s facilities and then delivered to the Mellitah treatment plant by pipeline.
After completing the storage and loading facilities of the Mellitah terminal, this field reached a production peak of 150 kbbl/d (35 net to Eni).

BLOCKS 82 AND 100
Production These blocks are located in the eastern-central Libyan desert. Oil production is provided by the Bu Attifel oil field discovered in 1967 and started-up in 1972, as well as by minor fields in concession 82. In 2006 they yielded 106 kbbl/d (53 net to Eni). Development activities concerned the drilling of some infilling wells.

Exploration Exploration activity was successful with the KK4-82/ST3 discovery well, which identified oil at a depth of approximately 5,000 meters.

Mali
In November 2006, Eni purchased five onshore exploration licenses (Eni operator with a 50% interest) from the companies Baraka Mali Operations Limited and Baraka Mali Ventures Limited, covering a gross acreage of approximately 193,200 square kilometers (96,600 net to Eni). Blocks are located in the central part of the Taodueni Basin at the border with Algeria, a completely unexplored and high potential basin according to recent studies. The life span of this exploration license was fixed at four years. In March 2007, this operation was approved by the Malian Authorities.

West Africa

Angola
Eni has been present in Angola since 1980. In 2006 Eni’s oil production averaged 155 kboe/d. Eni’s activities are concentrated in the conventional and deep offshore over a gross acreage of 18,776 square kilometers
(3,275 net to Eni).
The main blocks in which Eni holds an interest are: (i) Block 0 in Cabinda (Eni’s interest 9.8%) west of the Angolan coast; (ii) Block 14 (Eni’s interest 20%) in the deep offshore west of Block 0; (iii) Block 15 (Eni’s interest 20%) in the deep offshore of the Congo basin.
Eni also holds interests in other minor concessions,
in particular in some areas of Block 3 (with interests varying from 12 to 15%).
In the exploration phase, Eni is operator of block 15/06 (with a 35% interest) awarded in May 2006 and holds interests in the 14K/A IMI Unit Area and in Block 3/05-A with a 11.5% and a 12% interest, respectively.
Exploration and production activities in Angola are regulated by concessions and PSAs.
Production is expected to increase in the medium term reflecting contributions from ongoing development projects, despite the production decline of mature fields. By 2010 Angola will confirm its status as one of Eni’s largest oil and gas producing countries with a level of 160 kbbl/d.

BLOCK 0
Production In 2006 production from this block accounted for approximately 27% of Eni’s production in Angola at 41 kbbl/d (gross production averaged 418 kbbl/d). Block 0 is divided into areas A and B Oil production from area A, deriving mainly from the Takula

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and Malongo fields amounted to 22 kbbl/d net to Eni. Production of area B including oil, condensates and LPG derives mainly from the Bomboco, Kokongo, Lomba, N’Dola, Nemba and Sanha fields, and amounted to 19 kbbl/d net to Eni in 2006. In 2007 Eni’s production from Block 0 is targeted at 40 kbbl/d.
Development The development plan of the Banzala field in area A progressed towards completion, with the commissioning of the first of the two production platforms envisaged by the plan and the drilling of development wells. Production start-up is expected in the first half of 2007, peaking at 27 kbbl/d (3 net to Eni) in 2009.

BLOCK 14
Production Block 14 produced 108 kbbl/d (17 net to Eni) in 2006 and is one of the most fruitful areas in the West African offshore, recording 9 commercial discoveries to date. In 2006 the joint development of the Benguela-Belize/Lobito-Tomboco oil fields has been completed. Phase 1 has been started up in January, while phase 2 was started up in June. Production from these fields holding recoverable reserves of 380 mmbbl is supported by a Compliant Piled Tower provided with treatment facilities for Benguela/Belize and an underwater linkage system for Lobito/Tomboco. Peak production of 158 kbbl/d (20 net to Eni) is expected in 2009 with the finalization of the drilling program.
Development Eni participates to the development project of the Landana and Tombua deepwater oil fields discovered in 1997 and 2001 respectively, holding recoverable reserves of 322 mmbbl in water depths between 270 and 500 meters. The development project includes the drilling of 46 subsea wells, 6 of which related to the Landana North field, that are expected to be linked to the Benguela/Belize-Lobito/Tomboco facilities. The first of these wells started producing in June 2006. The remaining part of the project will be carried out by means of the installation of a Compliant Piled Tower provided with treatment capacity. Production is planned to start up in 2009 peaking at 130 kbbl/d (22 net to Eni) in 2011 once the drilling program has been completed. Associated gas will be reinjected in the reservoir.
Exploration Exploration activity was successful with the Lucapa 1 discovery, which identified oil and gas at a depth of approximately 1,200 meters.

BLOCK 15
Production In 2006 production from this block averaged 573 kbbl/d (90 net to Eni). This is considered the most interesting area in the West African offshore with recoverable reserves estimated at 2.55 bbbl of oil.

The Hungo and Chocalho fields were started up in August 2004, and the Kissanje and Dikanza fields were started-up in July 2005 as part of phases A and B of the global development plan of the Kizomba reserves. Production from these fields is supported by FPSO units. In 2006, these fields yielded a cumulative production of 527 kbbl/d (85 net to Eni), nearing peak levels. In the medium-term,

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peak production is expected to be supported by developing reserves from nearby discoveries. In December 2006 the Marimba oil field, discovered in 1998, was started up. The project provides for the drilling of 5 wells (3 production and 2 water injection wells) that will be linked to the existing production facilities.
Production from this satellite is expected to peak at 39 kbbl/d (7 net to Eni) in 2008.
Another large field in Block 15 is Xikomba, yielding 4 kbbl/d net to Eni in 2006.
In 2006 production from Block 15 accounted for approximately 59% of Eni’s production in Angola.
Development In March 2006 the development of the Mondo and Saxi/Batuque fields was sanctioned as part of phase C of the global development plan of the Kizomba reserves. The Mondo field contains recoverable reserves of 278 mmbbl. The relevant development project provides for the installation of an FPSO vessel with a treatment capacity of 100 kbbl/d and a storage capacity of approximately 2 mmbbl and the drilling of 17 wells (10 producing, 4 water injection and 3 water/gas injection wells). The Saxi/Batuque fields holding recoverable reserves of 305 mmbbl will be developed according to a scheme similar to that of the Mondo field by installing an FPSO vessel with a treatment capacity of 100 kbbl/d and a storage capacity of approximately 1.7 mmbbl, and drilling 19 wells (9 producing, 6 water injection and 4 water/gas injection).
Production is expected to start in the first and second quarter of 2008, respectively, peaking at 100 kbbl/d for both projects (18 net to Eni) in 2009.
.

Exploration Exploration activity was successful with the Tchihumba 2 discovery, which identified oil and gas at a depth of approximately 3,000 meters.

BLOCK 3/05-A
In March 2006 a joint operating agreement was signed for Block 3/05-A (Eni’s interest 12%).
The exploration program provides for the drilling of an exploration well in three years and the option for an extension of the agreement for further two years and the drilling of another well.

BLOCK 14K/A IMI Uni
In this block the Lianzi discovery was made and further appraisal activity confirmed the presence of natural gas and oil and gas layers at a depth of more than 3,000 meters. In January 2006 the area was qualified for development and the partners of the project are quantifying the recoverable reserves it contains for the definition of production plans.

BLOCK 15/06
In May 2006, following an international bid procedure Eni acquired a 35% interest in an exploration license in offshore Block 15/06 acting as operator. This area is believed to hold a high mineral potential.
Total acreage extends for approximately 3,000 square kilometers located 350 kilometers off the coast in the Lower Congo Basin at a water depth between 200 and 1,500 meters. The exploration plan provides for the acquisition of 1,500 square kilometers of seismic surveys, the drilling of 8 wells in five years and the option for a three year extension of the license with the drilling of 3 further wells. In November 2006, Eni signed the relevant production sharing contract with the Angolan national company Sonangol.

Congo
Eni has been present in Congo since 1968 and its activities are concentrated in the conventional and deep offshore facing Pointe Noire covering a gross acreage of 9,797 square kilometers (4,169 net to Eni). In 2006 production averaged 67 kboe/d net to Eni, mainly oil. Exploration and production activities in Congo are regulated by PSA.
Eni’s principal oil producing interests operated in Congo are the Zatchi (Eni’s interest 65%) and Loango (Eni’s interest 50%) fields and Blocks Marine VI (Eni’s interest 65%) and VII (Eni’s interest 35.75%).
Eni holds a 35% interest in the Pointe Noire Grand Fonde and Pex permits.
Eni also holds interests in the four deep offshore blocks Mer Très Profonde Nord (Eni operator with a 40% interest), Mer Très Profonde Sud (Eni’s interest 30%) and Marine X (Eni operator with a 72% interest).
In May 2006 Eni signed a Protocole d’Accord aimed at exploiting the gas mineral potential of the Marine XII permit for feeding a high yield power station.
In February 2007 Eni concluded an agreement with the Indian company ONGC Videsh whereby exploration interests in India and Congo were exchanged. Following this transaction Eni acquired a 34% interest in block MN-Dwn-2202/1 with high mineral potential in the Indian offshore at a water depth of 2,000 meters

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with a total acreage of 10,000 square kilometers and will give to its partner a 20% interest in the Mer Très Profonde Nord permit (Eni operator with a 40% interest) offshore Congo.
In February 2007, Eni acquired certain onshore exploration and production assets operated by Maurel & Prom. This transaction includes the producing fields of M’Boundi (48.6%) and Kouakouala A (66.7%), the production concession of Kouakouala B (50%) and interests in the Kouilou (50%) exploration permit.
The transaction is subject to approval of the relevant Congolese Authorities. To date the proved reserves contained in the assets purchased amount to 325 mmbbl (approximately 126 net to Eni). Production expected in 2007 is 43 kbbl/d and is expected to increase in the future due to water injection activities.
Production in Congo is expected to increase in the medium term due to the contribution from recently acquired assets, targeting a level of 100 kbbl/d.

Production Daily production is provided mainly by the Zatchi (approximately 16 kbbl/d) and Loango (10 kbbl/d) fields, Tchibuela and Yanga/Snedji fields in the Pointe Noire Grand Fonde permit (overall 14 kbbl/d) and by fields located in the Marine VI (approximately 11 kbbl/d) and Marine VII (3 kbbl/d).
Eni holds a 50% interest in the Djeno power plant.
The plant has a 25 MW capacity and is fired with associated gas from the Kitina field (in Marine VII permit). It was started up in 2002 and represents the first example of monetization of associated gas in Congo.
In 2006 in the Pex permit the Litanzi offshore field started production through the facilities of the Tchendo field. A peak production of 4.1 kboe/d (1.4 net to Eni) was reached in 2006.
Development The main development project underway concerns the Awa Palokou (Eni’s interest 90%) and Ikalou-Ikalou Sud (Eni’s interest 100%) fields in the Marine X and Madingo permits. Start up is expected in 2008 with a production peak of 13 kboe/d net to Eni in 2009.
Exploration Exploration yielded positive results in the Mer Très Profonde Sud permit with the Aurige Nord Marine discovery that yielded approximately 5 kboe/d in test production.

Nigeria
Eni has been present in Nigeria since 1962. In 2006, Eni’s oil and gas production averaged 149 kboe/d over a gross acreage of 43,215 square kilometers (7,356 net to Eni) located mainly in the onshore and offshore of the Niger Delta. In the development /production phase Eni is operator of 4 onshore Oil Mining Leases (OML) 60, 61, 62 and 63 (Eni’s interest 20%) and offshore OML 125 (Eni’s interest 50.19%), OMLs 120-121 (Eni’s interest 40%) and OML 118 (Eni’s interest 12.5%). It also holds a service contract for the offshore OMLs 119 and 116. Through SPDC JV, the largest oil joint venture in the country, Eni also holds a 5% interest in 31 onshore blocks and a 12.86% interest in 5 conventional offshore blocks.
Eni holds a 5% interest in offshore OML 28 where the Kolo Creek appraisal well showed the presence of hydrocarbons in the reservoir of the Kolo Creek structure.
In the exploration phase Eni is operator of Oil Prospecting Leases (OPL) 244 (Eni’s interest 60%), OML 134 (former OPL 211 - Eni’s interest 50.19%) and onshore OML 135 (former OPL 219 - Eni’s interest 12.5%) and OPL 282 (Eni’s interest 90%) In OML 135 exploration activity yielded positive results with the Bolia 4 appraisal well which discovered oil at a depth of 3,600 meters and opened the way to further surveys of the field.

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The partners of OMLs 135 and 129 are also appraising the development of the Nnwa-Doro field and a possible marketing of the gas.
In March 2007 Eni acquired a 48% interest and the operatorship of activities in OPL 135. The exploration program provides for the exploration and development of new oil and gas reserves near existing networks and the Kwake/Okpai power station operated by Eni over a period of 25 years. Exploration and production activities in Nigeria are regulated by Production Sharing Contracts. Eni’s counterparties are state owned oil companies, while in service contracts Eni acts as contractor for state owned companies. Service contracts provide for the recovery of reimbursable costs born by the contractor through a share of production, while non reimbursable costs (mainly costs related to dry wells) are recovered through the contractor’s share of profits.OPLs typically last 10 years. When a discovery is made OPLs are transformed into OMLs with a 20 year duration.
Production is expected to increase in the medium term in particular for the exploiting of gas reserves that will enable Eni to reach approximately 200 kboe/d, confirming Nigeria among Eni’s largest producing countries.

OMLs 60, 61, 62 and 63
Blocks OML 60, 61, 62 and 63 accounted for 39% of Eni’s production in Nigeria in 2006. Liquid and gas production is supported by the LNG plant at Obiafu-Obrikom with a treatment capacity of approximately 706 mmcf/d and by the oil tanker terminal at Brass with a storage capacity of approximately 3 mmbbl. A large portion of the gas reserves of these four OMLs is destined to supply the Bonny liquefaction plant (see below). Another portion of gas production is employed in firing the combined cycle power plant at Kwale-Okpai with a 480 MW generation capacity which started operations in 2005. In 2006 supplies to this power station amounted 71 mmcf/d (approximately 12 kboe/d). This project is part of the Nigerian government and Eni’s plans for the reduction of carbon dioxide emissions in the atmosphere. In late 2006 this project was qualified as CDM (Clean Development Mechanism) by the United Nations as provided for by the Kyoto Protocol. The CDM at Opkai power station is the first approved in Nigeria. Exploration activities in these blocks remain intense.

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OML 125
OML 125 produced 12 kbbl/d of oil net to Eni in 2006. Production derived from the Abo field, under development and expected to reach a peak production of 20 kbbl/d (9 net to Eni) by 2009. Production is assisted by an FPSO unit with a 45 kbbl/d capacity and a 800 kbbl storage capacity.

OML 118
OML 118 produced 22 kbbl/d of oil net to Eni in 2006. Production derived from the Bonga oil field, on which an FPSO unit with a 225 kbbl/d capacity and a 2 mmbbl storage capacity is installed. Associated gas is carried to a collection platform on the EA field and from here is delivered to the Bonny liquefaction plant.
Exploration yielded positive results with the Bonga North 2 appraisal well which showed the presence of oil at a depth of 3,560 meters.

OML 119
Located about 55 kilometers off the Nigerian coast at a water depth of 65 meters, OML 119 produced 17 kbbl/d of oil net to Eni in 2006. Production derived from the Okono/Okpoho field through an FPSO unit with an 80 kbbl/d capacity and a 1 mmbbl storage capacity.

OMLS 120 AND 121
An exploration plan is underway aimed at appraising the reserves in the Oyo discovery for a subsequent development. In OML 120 the Oyo dir appraisal well found oil at a depth of 2,730 meters.

SDPC JOINT VENTURE (NASE)
The Forcados/Yokri oil and gas field with recoverable reserves of 320 mmboe is under development as part of the integrated associated gas gathering project aimed at supplying gas to the Bonny liquefaction plant. Offshore production facilities have been installed. Onshore activities concern the upgrading of the Yokri and North/South Bank flow stations and the construction of a gas compression plant with a 8.1 bcf/d capacity. 28 wells have been drilled and 122 started production. Completion is expected in 2008.

THE LNG BUSINESS IN NIGERIA
Eni holds a 10.4% interest in Nigeria LNG Ltd which manages the liquefaction plant located on Bonny island, in the eastern part of the Niger Delta, with a treatment capacity of approximately 812 bcf/y of feed gas corresponding to a production of 17 million tonnes/year of LNG on 5 trains. A sixth train is under construction with a treatment capacity of 4.1 mmtonnes/y expected to start operations in 2007. Engineering activities of a seventh train are underway with expected start up in 2011. When fully operational, this plant is expected to have a capacity of 30 mmtonnes/y of LNG corresponding to about 1,448 bcf/y of feed gas.
Natural gas supplies to the plant (first six trains) will be provided under a gas supply agreement with a 20 year term from production of the SPDC joint venture and of OMLs 60, 61, 62 and 63. When fully operational in 2008, supplies will total approximately 3,461 mmcf/d (268 net to Eni, corresponding to approximately 46 kboe).
LNG production is sold under long term contracts and exported by the Bonny Gas transport fleet, wholly-owned by Nigeria LNG Co. This fleet is composed of 18 tanker ships and will be upgraded with 5 new units for the transport of production from train 6.
Eni is operator with a 17% interest of the Brass project for the construction of a natural gas liquefaction plant to be built near the existing Brass terminal (Eni’s interest 20%) on the Nigerian coast about 100 kilometers West of Bonny. This plant is expected to start operating in 2011 with a treatment capacity of 10 mmtonnes/y of LNG corresponding to 1,695 mmcf/d (approximately 177 net to Eni) of feed gas on 2 trains. Supplies to this plant will derive from the collection of associated gas from nearby producing fields and from the development of gas fields in OMLs 61 and 62 onshore. By February 2006 all memoranda of understanding have been signed pertaining to the marketing of the whole LNG production capacity of the plant for a period of 20 years. Eni acquired 2 mmtonnes/y of LNG capacity.

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North Sea

Norway
Eni has been operating in Norway since 1964. Eni’s activities are performed in the Norwegian Sea, in the Norwegian section of the North Sea and in the Barents Sea over a gross acreage of 18,851 square kilometers (7,077 net to Eni). Eni’s production in Norway amounted to 140 kbbl/d in 2006.
Exploration and production activities in Norway are regulated by Production Licenses (PL). According to a production license, the holder is entitled to perform seismic surveys and drilling and production activities for a few years with possible extensions.
In the medium term, production is expected to decline slightly due to production decline in mature fields, to recover later when ongoing development activities start to support production levels.

NORWEGIAN SECTION OF THE NORTH SEA
Production Eni holds interests in 4 production Licenses in the Norwegian section of the North Sea covering a total acreage of 2,168 square kilometers. The main producing field is Ekofisk (Eni’s interest 12.39%) in PL018 containing mainly oil, which in 2006 produced 416 kboe/d (52 net to Eni) and accounted for 37% of Eni’s production in Norway. In 2006 initiatives were executed to support and optimize production, in particular two further stretches of pipes were laid that will start operations in 2007.
Exploration Eni holds interests ranging from 12 to 60% in 5 prospecting Licenses, one of them as operator.

NORWEGIAN SEA
Production Eni holds interests in 6 production areas in the Norwegian Sea covering a gross acreage of 1,027 square kilometers. The main producing fields are Aasgard (Eni’s interest 14.82%), Kristin (Eni’s interest 8.25%), Heidrun (Eni’s interest 5.12%), Mikkel (Eni’s interest 14.9%) and Norne (Eni’s interest 6.9%) which accounted for 63% of Eni’s production in Norway. In 2006 the drilling program of the Kristin field was completed, after this intervention production is expected to reach 218 kboe/d (18 net to Eni) in 2007.
Development The main structures in the development phase are located near Kristin, in particular Tyrihans (Eni’s interest 6.23%). The development of this field is economically viable thanks to the synergies obtainable from the Kristin production facilities. The development plan of Tyrihans provides for the drilling of 12 wells (9 production, 2 gas injection and 1 water injection)

and the laying of a 45-kilometer long underwater pipeline connecting to Kristin. Production start-up is expected in 2009, in coincidence with the production decline of Kristin which will free spare capacity for Tyrihans production.
Exploration Eni holds interests in 27 prospecting Licenses ranging from 5 to 100%, 6 of these are operated. In February 2006, following an international bid procedure, Eni was awarded offshore Block 6607/11-122D (Eni’s interest 20%) in the Halten Terrace basin, near the Maruk discovery (Eni operator with a 20% interest) covering a gross acreage of 7 square kilometers. Eni increased its interests in: (i) PL 211 (Eni’s interest 30%) where the Victoria gas discovery was made, which represents a technological challenge due to high pressure and temperature in the field; (ii) PL 264 (Eni’s interest 40%) where the Hvitveis gas discovery was made.
Exploration yielded positive results in PL 128 (Eni’s interest 11.5%) with a gas discovery and in PL 134 (Eni’s interest 30%) with an oil discovery, with the drilling of an appraisal well of the earlier Morvin discovery.

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BARENTS SEA
Currently Eni is only performing exploration activities in this area. Eni is operator of 2 PLs 201 (Eni’s interest 67%) and 229 (Eni’s interest 65%) and holds interests varying from 15 to 31% in 3 other Licenses. Operations in this area are focused on the appraisal of the mineral potential of the large Goliath discovery made in 2000 at a water depth of 370 meters in PL 229 aimed at its commercial development. In late 2006 five appraisal wells have been successfully drilled and confirmed the presence of hydrocarbons in the Goliath structure at a depth of 1,000-1,800 meters.
In 2006 following an international bid procedure, Eni acquired blocks 7124/6, 7125/4 e 7125/5 in PL393 (Eni’s interest 30%). In 2007 the exploration plan provides for the drilling of one well.

United Kingdom
Eni has been present in the United Kingdom since 1964. Eni’s activities are carried out in the British section of the North Sea, in the Irish Sea and in some areas east and west of the Shetland Isles over a gross acreage of 3,680 square kilometers (1,328 net to Eni). In 2006 Eni’s net production of hydrocarbons averaged 141 kboe/d.
Exploration and production activities in the United Kingdom are regulated by concession contracts.
In the medium term, production is expected to decline due to mature field declines.

BRITISH SECTION OF THE NORTH SEA
Production Eni holds interests in 12 production areas in the British section of the North Sea for a total acreage of 1,498 square kilometers. The main fields are Elgin/Franklin (21.87%), the J-Block (33%), the Flotta Catchment Area (20%), Andrew (16.2%) and Farragon (30%) which in 2006 accounted for 57% of Eni’s production in the United Kingdom.
In 2006 production started at the gas and condensate Glenelg field (Eni’s interest 8%) that is connected

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to the Elgin/Franklin transport infrastructure and production platform.
This field produced 12 kboe/d (1 net to Eni) in 2006. Other actions in the year concerned optimization of producing fields, in particular MacCulloch, Elgin/Franklin and J-Block through the drilling of additional wells and workover actions for supporting production levels.
Development The main project underway concerns the development of the reserves in the Blane field in Block 30/3a (Eni’s interest 18%). This project provides for the drilling of 3 subsea wells (2 production and 1 water injection) and a linkage to existing treatment facilities. Associated gas will be reinjected in the nearby Ula field reservoir. Start-up is expected in the third quarter of 2007 with an initial flow of 12 kboe/d (2.2 net to Eni).
Exploration Eni holds interests in 32 exploration blocks ranging from 3 to 66%, in 3 of these Eni is operator.
Exploration yielded positive results in permit P/011 Block 30/06a (Eni’s interest 53.9%) with a hydrocarbon discovery and in permit P/672 block 30/02c (Eni’s interest 7%) with an oil discovery that has been linked to the production facilities of the nearby Jade field (Eni’s interest 7%).

IRISH SEA
Production Eni holds interests in 5 production blocks in the Liverpool Bay area (Eni’s interest 53.9%) in the eastern section of the Irish Sea for a total acreage of 222 square kilometers. Main fields are Douglas, Hamilton and Lennox, which in 2006 accounted for 26% of Eni’s production in this area.

SHETLAND ISLES
Production Eni holds interests in 6 production permits located east of the Shetland Isles for a for a total acreage of 644 square kilometers. Main fields are Ninian (Eni’s interest 12.94%) and Magnus (Eni’s interest 5%) which in 2006 accounted for 5% of Eni’s production in the United Kingdom. In 2006 maintenance and optimization actions were performed with the upgrade of the Ninian facility and the drilling of additional wells on Magnus.
Exploration Eni holds interests in 7 exploration blocks ranging from 20 to 38%, where an intense exploration campaign is underway.

Rest of World

Saudi Arabia
Eni entered Saudi Arabia in 2004. Ongoing activities concern exploration of the so called C area in order to discover and develop gas reserves. This license covering 51,687 square kilometers (25,844 net to Eni) is located in the Rub al Khali basin at the border with Qatar and the United Arab Emirates. The exploration plan provides for the drilling of 4 wells in five years. In case of a commercial discovery, the contract will last 25 years with a possible extension to a maximum of 40 years. Any gas discovered will be sold locally for power generation and as feedstock for petrochemical plants. Condensates and NGL will be sold on international markets. Drilling of the first commitment well is underway.

Australia
Eni has been present in Australia since 2000. In 2006 Eni’s net production of oil and natural gas averaged 26 kboe/d. Activities are focused on conventional offshore fields over an area of 24,143 square kilometers (19,910 net to Eni). The main production blocks in which Eni holds interests are WA-25-L (Eni operator with a 65% interest), JPDA 03-13 (Eni’s interest 12.04%), after unitization with JPDA/02-12. Eni is operator with a 100% interest in permits WA-279 P and WA-313-P in the offshore Bonaparte basin, where the Blacktip (under development) and Penguin fields are located.
In the exploration phase Eni is operator with a 67% interest of Block WA-328-P and with a 100% interest

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of blocks TP-22, WA-280-P and WA-326-P.
Exploration and production activities in Australia are regulated by concessions, while in the cooperation zone between East Timor and Australia (JPDA) they are regulated by PSAs.
In the medium term, production is expected to increase due to ongoing development activities.

BLOCK WA-25-L
Production With a total acreage of 400 square kilometers this block is located offshore the Carnavon Basin, north west of Australia at a water depth of 100 meters. The main field is Woollybutt with a production of 10 kbbl/d (6.5 net to Eni) in 2006. The field is operated by an FPSO unit with a 55kbbl/d treatment capacity.
Development The area south of Woollybutt is under development with the linking of two production wells to existing facilities. Start-up is expected in 2008.
Exploration Exploration is intense in order to extend Woollybutt’s production profile. In particular the Woollybutt 5 appraisal well found new oil strata in the southern area of the field.

BLOCK JPDA 03-13
Production With a total acreage of 330 square kilometers this block is located offshore north western Australia at a water depth of 80 meters in the cooperation zone between East Timor and Australia. Production of liquids and gas comes from the Bayu Undan field. Liquid production started in 2004 and is supported by 3 treatment platforms and an FPSO unit for the separate storage of condensates, propane and butane. Production of natural gas is carried by a 500-kilometer long pipeline to the Darwin liquefaction plant which has a capacity of 3.5 mmtonnes/y of LNG (equivalent to approximately 173 bcf/y of feed gas). Unused volumes are reinjected in the field. In February 2006 the first shipment of LNG was made to the Japanese market to two companies operating in power generation and natural gas distribution.	Total production from Bayu Undan was 182 kboe/d (20 net to Eni) in 2006.

BLOCK WA-279-P
Development In this block with a total acreage of 2,780 square kilometers, the development of the Blacktip field with recoverable reserves of 150 mmboe is underway. This project provides for the drilling of 2 production wells, the installation of a production platform, the laying of a 108 kilometers long pipeline and the construction on land of a treatment plant with a capacity of 46 bcf/y. Natural gas extracted from this field will be used mainly for power generation for the city of Darwin and other centers in the Northern Territory under a 25-year contract signed with Darwin Power & Water Utility Co. Production start-up is expected in 2009 at an initial flow of 2.3 bcf/y, due to increase to 39 bcf/y.

Brazil
In January 2006 following the international bid procedure of October 2005, Eni acquired the operatorship of a six-year exploration license in Block BM-Cal-14, covering an area of over 750 square kilometers in deep and ultradeep waters located in the offshore Camamu-Almada basin.
In November 2006 following an international bid procedure, Eni presented the best offer for the exploration license of of Block S-M-857 (Eni’s interest 100%) with a gross acreage of about 700 square kilometers in the deep offshore of the Santos basin. The assignation of blocks has not yet been completed.

Croatia
Eni has been present in Croatia since 1999. In 2006 Eni’s net production of natural gas averaged 67 mmcf/d. Activities are deployed in the Adriatic offshore facing the city of Pula over an area of 6,056 square kilometers (3,028 net to Eni). Exploration and production activities in Croatia are regulated by PSA.

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Production Eni through a 50/50 joint venture with INA, the national Croatian oil company, operates the Ivana natural gas field. As part of the development plan of the natural gas reserves in the area, the Ivana C/K platform and the Ika A/B and Ida A fields were started up. Production from these fields is sent to the Ivana K platform, from here to the Garibaldi K platform and sold on the Italian market.
In 2006 the Katarina field (Eni’s interest 50%) has been started up. Production is sent to Italy through the Marica and Barbara T2 platform.
Development The main project underway concerns the Annamaria field (Eni’s interest 50%) and it provides for the installation of 2 production platforms and the linking by a 37-kilometer long pipeline to the Ivana K platform. Start-up is expected for 2009.
Exploration Exploration is focused on the mineral potential of the Ivana permit. In 2006 the Ana 1 and Vesna 1 discovery wells identified gas bearing strata.

India
In 2005, following an international bid procedure Eni obtained an exploration license as operator in Block RJ-ONN-2003/1 (Eni’s interest 34%) and Block AN-DWN-2003/2 (Eni’s interest 40%) located in onshore in Rajasthan in the north-west of India and in the Indian Ocean, near the Andaman Islands, respectively.
The exploration program for Block RJ-ONN-2003/1 provides for the drilling of 4 wells in the first 4 years of the license. Any hydrocarbons discovered will be sold locally.
The exploration program for Block AN-DWN-2003/2 provides for the drilling of 3 wells in the first 4 years of the license. The development of any reserves found provides for the installation of an FPSO unit for liquid production and of facilities for gas treatment.
In February 2007 Eni concluded an agreement with a partner whereby interests in India and Congo were exchanged. Following this transaction Eni acquired a 34% interest in block MN-Dwn-22002/ with high mineral potential in the Indian offshore at a water depth of 2,000 meters with a total acreage of 10,000 square kilometers and will give to its partner a 20% interest in the Mer Très Profonde Nord permit (Eni operator with a 40% interest) offshore Congo.

Iran
Eni has been present in Iran since 1957. In 2006 production net to Eni averaged 29 kboe/d. Eni’s activities are concentrated in the offshore of the Persian Gulf and onshore for a total acreage of 1,456 square kilometers (820 net to Eni).

Exploration and production activities in Iran are regulated by buy-back contracts.
Production The main producing fields operated by Eni are South Pars phases 4 and 5 (Eni’s interest 60%) in the offshore of the Persian Gulf and Darquain (Eni’s interest 60%) located onshore which accounted for 89% of Eni’s production in Iran in 2006. In 2006 the onshore gas treatment plant of South Pars was completed and now it can produce 706 bcf/y of natural gas, 1 mmtonnes/year of LPG and 30 mmbbl/y of condensates. Production platforms are linked to the Assaluyeh treatment center by means of two 105 kilometer long pipelines. Eni’s entitlements to the liquid production from this field (22 kbbl/d in 2006) are destined to recover investment expenditure incurred for the field development to remunerate capital employed during an eight-year term in accordance to the existing buy-back contract.
Eni also holds interests in the Dorood (45%) and Balal (45%) oil fields.
Development The main project concerns the second development phase of the Darquain field providing for the drilling of additional wells, the increase of the existing treatment capacity and the injection of gas in the field.

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These actions aim at increasing production from the present 50 kbbl/d to over 160 kbbl/d (14 net to Eni).
In the medium term Eni’s liquid production in Iran is expected to increase due to ongoing development initiatives.

Indonesia
Eni has been present in Indonesia since 2000. Eni’s production in 2006 amounted to 23 kboe/d. Production is concentrated in the western offshore and onshore of Borneo and offshore Sumatra over a total acreage of 28,438 square kilometers (16,301 net to Eni).
Exploration and production activities in Indonesia are regulated by PSA.
Production Production consists mainly of gas and derives from the Sanga Sanga permit (Eni’s interest 37.81%).
This gas is treated at the Bontang liquefaction plant, the largest in the world, and is exported to the Japanese, South Korean and Taiwanese markets. Activities are underway for mitigating the natural decline of production by means of infilling wells.
Exploration Eni holds interest in 11 exploration blocks, 6 as operator with interests ranging from 20% to 100%.
An intense exploration campaign is underway in the Tarakan basin offshore Borneo.

Kazakhstan
Eni has been present in Kazakhstan since 1992.
Main activities are performed in the Karachaganak field onshore in western Kazakhstan and in the area covered by the North Caspian Sea PSA in the shallow waters of the Northern Caspian Sea.
Eni is co-operator with British Gas with a 32.5% interest of the Karachaganak oil, gas and condensate field. In 2006 production from this field (net to Eni) averaged 64 kbbl/d of liquids and 6.4 mmcm/d of natural gas, totalling 103 kboe/d. This field is developed by producing liquids (oil and condensates) from the deeper layers of the reservoir and reinjecting the associated gas in the higher layers. This scheme enables to increase the recovery of liquids.
Approximately two thirds of liquid production are stabilized at the Karachaganak Processing Complex (KPC) with a capacity of 150 kbbl/d and exported to Western markets, most of it through the Caspian Pipeline Consortium pipeline (Eni's interest 2%) linked to the field by a 635-kilometer long pipe, while the rest flows though the Atyrau-Samara pipeline from 2006. The remaining third of non stabilized liquid production and the associated gas not reinjected are marketed at the Russian terminal in Orenburg. Field activities in 2006 concerned: (i) the sanctioning of the	expansion of stabilization capacity (4th train) which will enable to further increase exported volumes entailing the achievement of better realization prices with respect to the sale on local Russian markets; (ii) the continuation of activities required for keeping production plateau at the current levels, in particular by drilling new wells. Studies are underway for designing a further development phase, as provided for in the PSA governing activities at this field, aimed at monetizing reserves of gas and associated liquids through the signing of gas sale contracts with Russian and Kazakh companies and the construction of a gas treatment plant.
As part of the North Caspian Sea PSA, Eni with an 18.52% interest is single operator of the development of the Kashagan field, which is believed to be the most important discovery in the world in the past thirty years. The development plan sanctioned in February 2004 envisages field development through three phases aiming at producing from 7 to 9 bbbl of gross recoverable reserves, extendible to 13 bbbl through partial gas reinjection.
The development plan of this field provides for the construction of production hubs located on platforms and artificial islands which will collect production from satellite islands from which production wells will be drilled. Oil and non reinjected gas will be treated in the hubs and delivered, through two separate lines, to onshore treatment plants (located at Bolashak, near Atyrau). The oil will be further stabilized and purified; natural gas will be treated for the removal of hydrogen sulphide and will be mostly used as fuel for the production plants.
The remaining amounts will be marketed.
The first development phase is progressing leveraging on the use of the most advanced techniques in order to cope with high pressures in the reservoir, the presence of high concentration of hydrogen sulphide and harsh environmental conditions. By the end of 2006, works had been completed corresponding to 59% of the initial scope, with the total amount of contracts awarded at $10.6 billion. Drilling activities and completion of development wells from the two artificial islands already installed have been progressing. In addition, three rigs, two of which being of the most advanced class, were installed on said islands. Three development wells were completed yielding high rates of productivity under test phase.
Production start-up is currently scheduled for the third quarter of 2010 as compared to an initial forecast indicating a start-up in 2008, due also to the need on the part of Eni to perform certain studies to define measures intended to enhance the overall level

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of safety and operability of facilities. As a result of said reconfiguration completed by year-end, the onshore design has been confirmed, while certain enhancements have been identified offshore which do not alter the original development concept.
These enhancements are expected to be included in the development plan and implemented.
Estimated capital expenditure to reach the 300 kbbl/d production target in first development phase stands currently at $19 billion. The cost increase over the approved budget of $10.3 billion in real terms 2007, was driven by: (i) the effect of exchange rates that caused a cost increase of materials and services in the oil industry; (ii) an underestimation of costs to conduct offshore operations in shallow/ultra shallow waters due to a lack of benchmarks, also reflecting technical and logistic issues and environmental constraints; (iii) the enhancements to the original layout of offshore facilities.
Based on the high level of productivity yielded by the first three development wells, management currently expects a full field production plateau of 1.5 mmbl/d, representing a 25% increase from the original target envisaged by the development plan.
Capital expenditure amounts indicated above do not include the capital expenditure for the construction of the infrastructure for exporting production to international markets, for which various options are under scrutiny by the consortium. These include: (i) the use of existing infrastructure, such as the Caspian Pipeline Consortium pipeline (Eni's interest 2%) and the Atyrau-Samara pipeline; (ii) the laying of a new pipeline according to two different options. The first one envisages laying of a line connecting the Bolashak production centre with the Baku-Tbilisi-Cehyan pipeline (Eni's interest 5% corresponding to the right to transport up to 50 kbbl/y). The second option envisages laying of a pipeline designed to bypass the Turkish Straits of Bosporus and Dardanelles, enabling delivery of oil produced in the Caspian region to the Ceyhan commercial hub on the Mediterranean coast. Following award of the relevant license to the Turkish company Çalik Enerji, partnering Eni in this initiative (both with a 50% stake), engineering activities have been started in the second half of 2006. This new infrastructure is expected to be 550-kilometers long with a maximum transport capacity of 1 mmbbl/d of oil, expandable to 1.5 mmbbl/d.
Evaluation activities of other discoveries made in the contractual area covered by the North Caspian Sea PSA made some good progress. A first appraisal well of the Kairan discovery was successfully drilled.
Drilling of a second appraisal well of the Kalamkas discovery yielded productive results that emphasize the good productivity of the reservoir and a much larger extension of said discovery as compared to the initial estimate.

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In the medium term Eni's production in Kazakhstan is expected to grow due to the contribution of increased gas volumes produced at Karachaganak and the start up of Kashagan.

Mozambique
In March 2006, following an international bid tender, Eni obtained the exploration license for Area 4, located in the deep offshore of the Rovuma Basin. This block covers a gross area of 17,646 square kilometers in an unexplored geological basin with great mineral potential according to surveys performed. In December 2006, Eni signed the relevant exploration contract.

Pakistan
Eni has been present in Pakistan since 2000. In 2006 production net to Eni averaged 51 kboe/d. Eni's main activities are located onshore covering a total acreage of 29,790 square kilometers (20,965 net to Eni).
Exploration and production activities in Pakistan are regulated by concessions (onshore) and PSA (offshore).
In the medium term Eni's production in Pakistan is expected to increase.
Production Eni's main permits are Bhit (Eni operator with a 40% interest), Sawan (23.68%) and Zamzama (17.75%), which in 2006 accounted for 86% of Eni's production in Pakistan. Activities concerned optimization of producing fields, in particular Sawan, Kadanwari, Miano and Bhit by means of drilling additional wells and workover aimed at maintaining production levels.
Development The main project underway, sanctioned in 2006, concerns the Bhit permit for the construction of a third treatment train at the existing terminal which will make available also the production from the nearby Badhara field. A study is underway for the construction of a compression station at Bhit. Work continued in the Zamzama permit for the construction of a new treatment plant for the production of HVC gas. Also a compression station at Sawan is under study.
Exploration Eni holds interests in 11 exploration blocks ranging from 30 to 100%.
In 2006 following an international bid procedure Eni was awarded the operatorship of four exploration licenses relating to Block Rjar/Mithi, Thar and Umarkot. These blocks are located in the East Sindh and cover a gross area of about 9,950 square kilometers. The exploration plan provides for the drilling of a well in each block in the first year and the completion of seismic surveys. In the Bhit permit seismic surveys were completed in the year. Exploration activity is intense in the offshore.

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United States
Eni has been present in the United States since 1966.
In 2006 Eni's oil production averaged 32 kboe/day. Activities are performed in the conventional and deep offshore in the Gulf of Mexico and onshore and offshore Alaska over a total acreage of 7,803 square kilometers (3,758 net to Eni). Exploration and production activities in the United States are regulated by concessions.
In the medium term Eni's production is expected to remain stable.

GULF OF MEXICO
Production Eni holds interests in 24 production blocks in the deep and conventional offshore covering a total acreage of 803 square kilometers. The main fields are Allegheny (Eni operator with an 86% interest), Medusa (Eni's interest 22%), Europa (Eni's interest 28%), King Kong (Eni operator with a 49% interest), East Breaks (Eni operator with an 84% interest) and Morphet (Eni operator with an 84% interest). These fields accounted for 81% of Eni's production in 2006. In 2006 the Allegheny South	(Eni's interest 100%) and North Black Widow (Eni's interest 25.19%) fields have been started-up. Production from Allegheny South reached 3 kbbl/d 18 months after its discovery.
Exploration Eni holds interests in 76 exploration permits varying from 5 to 100%. In 19 of these Eni is operator. Exploration yielded positive results in: (i) Green Canyon Block 473 (Eni operator with a 50% interest), where the presence of oil was confirmed; (ii) Mississippi Canyon Block 502 (Eni's interest 100%), the Longhorn North discovery well showed the presence of natural gas. A feasibility study to develop this discovery is underway.

ALASKA
Eni's activities in Alaska are currently in the exploration and development phase. In November 2006, Eni started an exploration campaign in the onshore Rock Flour area (Eni's interest 100%). The approved plan provides for the drilling of three wells. In March 2006, following an international bid procedure, Eni was awarded 11 exploration blocks near Rock Flour.

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Overall Eni holds interests in 151 blocks ranging from 10 to 100%, in over half of these is operator.
Eni signed an agreement with a partner for a swap of interests in 64 exploration blocks (Eni's interest 60%) located in the Beaufort Sea, offshore North Alaska. Based on this agreement, Eni is entitled to 140 exploration blocks (50% of which operated). Exploration plans provide for 3D seismic surveys and drilling of an exploration well by 2010.
Development The main development plan concerns the offshore Oooguruk field (Eni's interest 30%) in the Beaufort Sea with recoverable reserves of 301 mmboe. The project provides for the beginning of production of the Kuparuk C and Nisquit areas. In the first area the plan provides for the drilling of 5 wells (3 production and 2 water injection). For the second area the plan provides for the drilling of 33 wells (18 production and 15 water/gas injection). Production is expected to start at the end of 2007 peaking at 17 kboe/d (5.4 net to Eni) in 2010 and to be sent to the DS-3H onshore plant. In January 2007 Eni signed an agreement for the purchase of the remaining 70% interest in the Nikaitchuq field, where it already holds a 30% interest.
Drilling activities are underway. The project is expected to yield approximately 100 mmboe when started-up in late 2009.

East Timor
In May 2006 following an international bid procedure Eni was awarded the operatorship of five exploration licenses (Eni's interest 100%) covering contract areas A, B, C, E and H with a gross acreage of about 12,183 square kilometers located in the deep offshore between the Timor Island and the international cooperation zone between East Timor and Australia. Relevant Production Sharing contracts were signed.

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Liquids reserves by geographic area	(mmbbl)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
(at December 31)
Italy	360	329	328	296	309	255	252	225	228	215
North Africa	985	1,024	1,071	1,039	1,171	1,072	1,080	993	979	998
West Africa	728	790	900	934	976	1,022	1,038	1,056	942	793
North Sea	428	433	417	455	552	498	529	450	433	386
Rest of World	343	305	421	698	940	936	1,239	1,284	1,191	1,089
Total outside Italy	2,484	2,552	2,809	3,126	3,639	3,528	3,886	3,783	3,545	3,266
	2,844	2,881	3,137	3,422	3,948	3,783	4,138	4,008	3,773	3,481

Natural gas reserves by geographic area	(bcf)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
(at December 31)
Italy	7,207	6,977	6,439	6,125	5,640	5,295	4,166	3,818	3,676	3,391
North Africa	3,154	3,834	4,504	5,152	5,509	5,563	5,467	6,453	6,132	5,963
West Africa	721	696	964	922	925	1,533	1,656	1,729	1,967	1,929
North Sea	1,312	1,349	1,331	1,418	1,892	1,899	2,223	2,051	1,864	1,697
Rest of World	274	659	427	1,155	3,106	4,339	4,496	4,384	3,952	3,985
Total outside Italy	5,461	6,538	7,226	8,647	11,432	13,334	13,842	14,617	13,915	13,574
	12,668	13,515	13,665	14,772	17,072	18,629	18,008	18,435	17,591	16,965

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Net proved hydrocarbon reserves by geographic area	(mmboe)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
(at December 31)
Italy	1,646	1,574	1,477	1,389	1,315	1,199	996	890	868	805
North Africa	1,530	1,686	1,849	1,929	2,122	2,033	2,024	2,117	2,047	2,037
West Africa	852	910	1,067	1,093	1,136	1,287	1,324	1,357	1,285	1,129
North Sea	655	666	646	700	879	825	912	807	758	682
Rest of World	390	419	495	897	1,477	1,686	2,016	2,047	1,879	1,783
Total outside Italy	3,427	3,681	4,057	4,619	5,614	5,831	6,276	6,328	5,969	5,631
	5,073	5,255	5,534	6,008	6,929	7,030	7,272	7,218	6,837	6,436

Liquids production by country	(kbbl/d)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Italy	105	100	88	76	69	86	84	80	86	79
North Africa	212	213	221	227	228	252	250	261	308	329
Egypt	75	88	109	112	97	97	92	94	90	85
Libya	103	92	80	82	84	79	82	89	120	144
Algeria	20	19	18	21	35	65	65	66	86	88
Tunisia	14	14	14	12	12	11	11	12	12	12
West Africa	177	194	202	213	219	222	236	285	310	322
Nigeria	77	68	65	75	84	83	108	134	123	106
Angola	55	58	59	63	64	62	58	78	122	151
Congo	45	67	75	72	69	75	68	72	65	65
Gabon		1	3	3	2	2	2	1
North Sea	114	112	116	124	204	213	235	203	179	178
Norway	45	47	52	65	70	74	105	102	96	98
United Kingdom	69	65	64	59	134	139	130	101	83	80
Rest of World	38	34	47	108	137	148	176	205	228	171
Venezuela					39	42	54	67	61	15
Kazakhstan	16	12	19	27	23	32	41	54	64	64
United States	6	4	5	38	26	29	25	25	19	21
Australia							14	21	21	18
Ecuador			2	22	25	22	21	19	17	15
Iran						3	9	9	35	29
China	13	12	14	14	12	10	7	5	7	6
Indonesia					6	5	5	4	3	2
Pakistan								1	1	1
Qatar	3	6	7	7	6	5
Total outside Italy	541	553	586	672	788	835	897	954	1,025	1,000
	646	653	674	748	857	921	981	1,034	1,111	1,079

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Natural gas production by country (1)	(mmcf/d)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Italy	1,677.5	1,649.2	1,515.0	1,440.9	1,338.4	1,289.0	1,211.3	1,098.3	1,002.9	907.6
North Africa	98.9	134.2	279.0	455.6	515.7	589.8	586.3	681.6	988.8	1,299.6
Egypt	98.9	134.2	279.0	445.0	480.3	550.9	550.9	607.4	706.3	812.3
Libya					17.7	21.2	10.6	45.9	254.3	452.0
Algeria							7.1	17.7	14.1	21.2
Tunisia				10.6	17.7	17.7	17.7	10.6	14.1	14.1
West Africa	17.7	10.6	24.7	63.6	81.2	88.3	137.7	176.6	190.7	282.5
Nigeria	17.7	10.6	24.7	63.6	81.2	88.3	137.7	155.4	165.9	247.2
Angola								10.6	17.7	24.7
Congo								10.6	7.1	10.6
North Sea	229.5	254.2	218.9	254.3	487.3	550.9	639.2	603.9	600.4	596.8
United Kingdom	127.1	183.6	180.1	197.8	395.5	423.8	416.7	360.2	243.7	353.1
Norway	102.4	70.6	38.8	56.5	81.2	116.5	215.4	236.6	356.7	243.7
Netherlands					10.6	10.6	7.1	7.1
Rest of World	91.8	127.2	173.0	279.0	497.9	628.6	752.2	826.3	812.3	879.3
Pakistan					10.6	38.8	162.4	257.5	275.5	289.6
Kazakhstan		63.6	102.4	134.2	109.5	151.9	162.4	194.2	222.5	229.5
Indonesia					236.6	226.0	208.4	173.0	137.7	116.5
United States	91.8	63.6	70.6	134.2	116.5	173.0	134.2	109.5	74.2	63.6
Trinidad & Tobago						10.6	56.5	56.5	56.5	53.0
Croatia				10.6	24.7	28.3	28.3	35.3	42.4	67.1
Australia									3.5	49.4
China										10.66
Total outside Italy	437.9	526.2	695.6	1,052.5	1,582.1	1,857.6	2,115.4	2,288.4	2,592.2	3,058.3
	2,115.4	2,175.4	2,210.6	2,493.4	2,920.5	3,146.6	3,326.7	3,386.7	3,595.1	3,965.9

(1)	Includes natural gas consumed in operations (283, 247, 212 mmcf/d, in 2006, 2005 and 2004, respectively).

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Hydrocarbon production by country (1)	(kboe/d)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Italy	403	394	358	333	308	316	300	271	261	238
North Africa	229	236	269	306	317	354	351	380	480	555
Egypt	92	111	157	189	180	192	187	200	213	227
Libya	103	92	80	82	87	83	84	97	164	222
Algeria	20	19	18	21	35	65	66	68	88	91
Tunisia	14	14	14	14	15	14	14	15	15	15
West Africa	180	196	206	224	233	237	260	316	343	372
Nigeria	80	70	69	86	98	98	132	161	152	149
Angola	55	58	59	63	64	62	58	80	124	156
Congo	45	67	75	72	69	75	68	74	67	67
Gabon		1	3	3	2	2	2	1
North Sea	155	156	154	168	288	308	345	308	283	282
United Kingdom	92	97	95	93	202	212	202	164	145	142
Norway	63	59	59	75	84	94	142	143	138	140
Netherlands					2	2	1	1
Rest of World	54	56	77	156	223	257	306	349	370	323
Kazakhstan	16	23	37	50	42	58	69	88	102	103
Venezuela					39	42	54	67	61	15
Pakistan					4	7	28	46	49	51
United States	22	15	17	61	46	59	48	44	33	32
Indonesia					47	44	41	34	27	23
Australia							14	21	22	26
Ecuador			2	22	25	22	21	19	17	15
Trinidad & Tobago						2	10	10	10	9
Iran						3	9	9	35	29
Croatia				2	2	5	5	6	7	12
China	13	12	14	14	12	10	7	5	7	8
Qatar	3	6	7	7	6	5
Total outside Italy	618	644	706	854	1,061	1,156	1,262	1,353	1,476	1,532
	1,021	1,038	1,064	1,187	1,369	1,472	1.562	1,624	1,737	1,770

(1)	Includes natural gas consumed in operations (283, 247, 212 mmcf/d in 2006, 2005 and 2004, respectively).

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Hydrocarbon production sold	(mmboe)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Hydrocarbon production		372.5	378.8	388.4	434.5	499.7	537.3	570	594.6	634.2	645.9
Over/under lifting and change in inventories		(1.4)	(3.3)	(1.5)	(1.9)	(3.1)	(4.0)	(4.3)	(4.2)	(3.1)	(2.4)
Withdrawals from (input to) natural gas storage		(1.0)	6.9	6.7	(4.6)	9.1	(1.8)
Own consumption of gas						(6.0)	(8.4)	(9.5)	(13.9)	(16.2)	(18.4)
Hydrocarbon production sold		370.1	382.4	393.6	428.0	499.7	523.1	556.2	576.5	614.9	625.1
oil	(mmbbl)	234.3	234.86	244.53	272.45	310.69	333.40	354.10	375.40	402.60	391.07
- of which to R&M Division		89.30	93.79	202.29	214.42	216.38	242.89	247.87	260.83	267.37	267.84
natural gas	(bcm)	21.69	23.58	23.89	25.03	30.50	30.68	32.73	32.89	34.53	38.05
- of which to G&P Division		16.87	17.76	16.24	13.70	14.39	13.69	14.07	13.16	10.67	15.11

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Principal oil and natural gas interests at December 31, 2006
Commencement of operations	Number of interests	Gross exploration and development acreage (1)	Net exploration and development acreage (1)	Net development acreage (1)	Type of fields/ surface	Number of producing fields	Number of other fields

Italy	1926	171	28,508	22,496	12,743	Onshore/Offshore	90	89
Outside Italy		858	673,631	362,723	35,530	Onshore/Offshore	365	174
North Africa
Algeria	1981	36	12,739	3,456	861	Onshore	26	12
Egypt	1954	53	23,214	13,901	2,401	Onshore/Offshore	37	30
Libya	1959	17	39,569	34,113	12,783	Onshore/Offshore	11	15
Tunisia	1961	14	6,464	2,274	1,223	Onshore/Offshore	13	4
		120	81,986	53,744	17,268		87	61
West Africa
Angola	1980	49	18,776	3,275	1,099	Offshore	39	30
Congo	1968	20	9,797	4,169	880	Offshore	17	7
Nigeria	1962	49	43,215	7,356	5,715	Onshore/Offshore	122	23
		118	71,788	14,800	7,694		178	60
North Sea
Norway	1965	47	18,851	7,077	123	Offshore	9	6
United Kingdom	1964	75	5,860	1,328	688	Offshore	33	13
		122	24,711	8,405	811		42	19
Rest of World
Australia	2001	13	24,143	19,910	2,279	Offshore	2	1
Brazil	1999	3	2,948	2,802		Offshore
China	1983	4	866	181	103	Offshore	9	4
Croatia	1996	3	6,056	3,028	987	Offshore	5	5
East Timor	2006	5	12,224	12,224		Offshore	5	5
Ecuador	1988	1	2,000	2,000	2,000	Onshore	1	1
India	2005	2	14,445	5,698		Onshore/Offshore
Indonesia	2001	13	28,438	16,301	656	Onshore/Offshore	7	8
Iran	1957	4	1,456	820	820	Onshore/Offshore	4
Kazakhstan	1995	6	4,934	960	489	Onshore/Offshore	1	5
Pakistan	2000	18	29,790	20,965	615	Onshore/Offshore	6	1
Saudi Arabia	2004	1	51,687	25,844		Onshore
Trinidad & Tobago	1970	1	382	66	66	Offshore	3	2
United States	1968	391	7,803	3,758	560	Onshore/Offshore	20	5
Venezuela	1998	4	1,958	790	66	Offshore		1
		469	189,130	115,347	8,641		58	33
Other countries		9	6,311	1,240	1,116	Offshore		1
Other countries with onlyexploration activity		20	299,705	169,187		Onshore/Offshore
Total		1,029	702,139	385,219	48,273		455	263

(1)	Square kilometers.

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Exploration wells	(unit)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Wells drilled		127	121	60	95	110	120	105	66	52	68
Outside Italy		98	82	43	75	99	111	97	60	50	64
Italy		29	39	17	20	11	9	8	6	2	4
Wells drilled (net to Eni)		74	66	29	47	47	52	43	30	22	36
Outside Italy		52	35	16	30	37	45	36	26	20	32
Italy		22	31	13	17	10	7	7	4	2	4

SEC Criteria
Wells drilled		95	122	65	72	85	83	107	71	56	61
Total successful wells		39	54	32	24	31	32	50	37	22	26
Total success rate	(%)	41.1	44.3	49.2	33.3	36.5	38.6	46.7	52.1	39.3	42.6
Wells drilled (net to Eni)		62	68	31	40	40	43	47	32	24	32
Total successful wells (net to Eni)		27	32	12	12	13	17	22	19	12	16
Total success rate (net to Eni)	(%)	43.3	47.0	38.0	30.6	31.3	39.1	45.7	57.3	47.4	49.2

Reserve life index	(year)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Italy	11.5	10.2	10.7	11.7	10.9	10.8	9.0	8.8	9.2	9.3
North Africa	18	19.3	18.6	17.5	18.4	15.8	15.9	15.5	11.7	10.0
West Africa	12.8	12.4	14.6	13.3	13.4	14.8	13.9	11.7	10.2	8.3
North Sea	11	11.7	12.0	11.4	8.4	7.4	7.2	7.2	7.3	6.6
Rest of World	19.7	20.9	16.8	15.6	18.0	17.1	18.1	16.1	13.9	15.1
	13.6	13.4	14	14	13.7	13.2	12.7	12.1	10.8	10.0

Reserve replacement ratio (1)	(%)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Italy	106	53	30	26	39	-	-	-	77	28
North Africa	229	277	265	172	267	30	93	168	60	95
West Africa	107	179	312	132	151	273	138	128	42	..
North Sea	120	119	113	185	271	53	168	6	53	26
Rest of World	1,410	245	196	825	818	324	396	124	..	18
	207	147	171	210	282	119	142	91	40	38

(1)	All sources.

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ENI FACT BOOK / EXPLORATION & PRODUCTION - MAIN DATA

Economic indicators per boe	(USD/boe)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Revenues	19.02	13.68	16.95	24.67	21.52	22.07	24.82	31.22	41.97	49.68
Lifting cost (1)	3.98	3.56	3.64	3.75	4.02	3.87	4.09	4,8	5.45	5.62
Income	3.86	0.13	4.11	7.86	5.48	5.08	5.95	8.87	12.2	14.97
Exploration cost (three-year average) - discovery cost (2)	1.67	1.78	1.77	1.7	1.55	1.38	1.21	1.21	1.67	2.86
Finding and development cost (three-year average) (3)	4.72	5.16	5.43	5.35	5.33	5.67	6.53	7.26	10.72	13.87

(1)	Ratio of production costs (incurred for well and facilities maintenance and royalties) and volumes produced.
(2)	Exploration cost for each boe of new reserves discovered or proved is calculated as ratio of costs incurred with respect to exploration activity and purchase of unproved property to additions to proved reserves related to improved recovery, extensions and new discoveries and revisions of previous estimates. Starting in 2001 averages were calculated excluding purchase costs of unproved property of Lasmo in 2001 and of Fortum Petroleum in 2003.
(3)	Finding and development cost for each boe of new reserves discovered or proved is calculated as ratio of costs with respect to exploration and development activities and purchase of unproved property to additions to proved reserves related to improved recovery, extensions and new discoveries and revisions of previous estimates. In order to allow for an homogeneous comparison the following adjustments were carried out: (i) averages for the 2001-2005 period were calculated with the exclusion of the purchase cost of unproved property of Lasmo (purchased in 2001) and Fortum Petroleum (purchased in 2003); (ii) averages for the 2002-2006 period were calculated with the exclusion of development costs related to Iranian buy-back contracts; (iii) averages in the 2003-2006 period were calculated with the exclusion of estimated costs for asset retirement obligations. Following the Statement of Financial Accounting Standard No. 143 - Accounting for Asset Retirement Obligations - these costs are capitalized when the related capital expenditure is incurred; further adjustments of previous estimates are recognized whenever an estimate needs to be updated.

Capital expenditure	(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Exploration	677	755	636	811	757	902	635	499	656	1,348
Italy	178	191	132	156	80	66	59	51	38	128
Outside Italy	499	564	504	655	677	836	576	448	618	1,220
Acquisition of proved and unproved property	95	103	752	416	67	317	30		301	152
Italy	48		54		13					139
Outside Italy	47	103	698	416	54	317	30		301	13
Development and capital goods	1,550	2,024	1,880	2,312	3,452	4,396	5,016	4,354	4,008	3,703
Italy	581	507	435	543	600	442	469	390	414	409
Outside Italy	969	1,517	1,445	1,769	2,852	3,954	4,547	3,964	3,594	3,294
	2,322	2,882	3,268	3,539	4,276	5,615	5,681	4,853	4,965	5,203

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ENI FACT BOOK / GAS & POWER

Key performance indicators	2004	2005	2006
Net sales from operations (a)	(million euro)	17,302	22,969	28,368
Operating profit		3,428	3,321	3,802
Adjusted operating profit		3,448	3,531	3,882
Adjusted net profit		2,290	2,552	2,862
Capital expenditure		1,451	1,152	1,174
Adjusted capital employed, net		18,383	18,898	18,864
ROACE adjusted	(%)	12.6	13.7	15.1
Worldwide gas sales	(bcm)	87.03	94.21	97.48
Total gas sales in Europe		85.32	92.50	95.97
- G&P division sales		80.62	87.99	91.90
- Upstream sales (b)		4.70	4.51	4.07
Customers in Italy	(million units)	5.95	6.02	6.54
Gas volumes transported in Italy	(bcm)	80.41	85.10	87.99
Electricity production sold	(terawatthour)	13.85	22.77	24.82
Employees at year end	(units)	12,843	12,324	12,074

(a)	Before elimination of intersegment sales.
(b)	Does not included Eni’s share of sales made by Nigeria LNG (Eni’s share 10.4%) in Europe amounting to 1.30, 1.31 and 1.55 bcm in 2004, 2005 and 2006 respectively.

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ENI FACT BOOK / GAS & POWER - STRATEGIES

STRATEGIES
Eni Gas & Power division covers all phases of the gas value chain: supply, transport, distribution and marketing, resulting in a fully integrated business model. A significant installed power generation capacity enables Eni to extract further value from gas, diversifying its commercial outlets.
The main feature of the Gas & Power division is its ability to generate a steady stream of earnings and cash flow, leveraging on its unparalleled asset base. Eni boasts market leadership in Europe owing to a solid competitive position thanks to gas availability under long-term supply contracts and equity gas, access to infrastructure, long-term relationships with key producing countries, market knowledge and a wide portfolio of clients. These assets provide Eni with a solid platform for growth. Integration with upstream operations provides the Group with the ability to monetize its equity gas reserves and to pursue opportunities arising in the gas market. Eni’s key target for its Gas & Power division is to generate a free cash flow1 level of euro 2.1 billion in 2010, resulting in a 3% average rate of growth from 2006.
The strategic guidelines to attain this target are as follows:

  Grow international sales;

  Maintain strength in domestic market;

  Effectively manage relationships with strategic suppliers;

  Increase operational effectiveness; and

  Develop marketing of LNG aiming also at monetizing equity reserves.

(1)	Cash flow provided by operating activities less cash outflows for investing activities.

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ENI FACT BOOK / GAS & POWER - HIGHLIGHTS

2006 Highlights

In November 2006, Eni and Gazprom signed a broad strategic agreement. This agreement strengthens a long term partnership between the two companies and represents a fundamental step towards the security of energy supplies to Italy. Key features of this deal are the extension of the duration of Gazprom gas supply contracts to Eni until 2035, further strengthening Eni’s supply portfolio and the pursuing of joint initiatives in the upstream sector. Gazprom is expected to enter the Italian market by selling volumes of gas starting in 2007. Gazprom will obtain the availability of such volumes by means of a corresponding reduction in volumes previously supplied to Eni.

The Gas & Power business confirmed its ability to generate strong and stable performances. The adjusted net profit rose euro 310 million to euro 2,862 million compared to 2005 (up 12.1%) reflecting primarily higher selling margins on natural gas sales in a favorable market scenario, a lower impact of Resolution No. 248/2004 of the Italian Authority for Electricity and Gas, a growth in natural gas volumes sold, volumes transported for the coming on line of the GreenStream gasline and electricity production sold.

Return on average capital employed was 15.1% on an adjusted basis in 2006 (13.7% in 2005).	Capital expenditure totaled euro 1,174 million and related essentially to development and maintenance of Eni’s transport and distribution networks in Italy, the finalization of the upgrading plan of electricity generation capacity and the start up of the upgrading plan of import gaslines.

Natural gas sales were up approximately 4% to 97.48 bcm primarily reflecting a growth in sales in a number of target European markets (up approximately 16% in particular in Turkey, Germany/Austria, France) also for the build-up of supplies of natural gas from Libya, partly offset by a decrease in sales in Italy due to mild weather conditions in the fourth quarter of the year.

Electricity production sold was 24.82 terawatthour, up 9% from 2005, due to new generation capacity coming on stream.

As a part of its development strategy of the natural gas distribution and sale businesses by means of regional alliances, Eni and its local authority partners defined the Toscana project with the establishment of a regional distribution company managed by Eni and boasting 1.6 million users and a regional selling company controlled by Eni boasting 600 k clients and 1.1 bcm of annual sales.

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ENI FACT BOOK / GAS & POWER - THE GAS SYSTEM

THE GAS SYSTEM

The gas supply, transport and marketing sector is experiencing far-reaching developments due to the increasing role of gas in satisfying global energy needs. Key reasons driving gas demand trends are: (i) continuing improvements in technologies applicable to all phases of the natural gas chain capable of reducing distances between production sites and consumption areas (LNG, GTL - gas to liquids, TAP - high pressure transport); (ii) the large amount of gas reserves; (iii) the higher environmental compatibility of natural gas as compared to other hydrocarbons in particular in the generation of electricity, along with expected increasingly tight regulations on emissions mainly due to the implementation of the Kyoto protocol; (iv) the increasingly wide adoption of the combined cycle as elective technology in power generation, based on lower investment costs, higher efficiency and lower emissions than other fuel based technologies; (v) economic, demographic and social development.
In Europe (OECD) demand for gas is expected to grow by 40% by 2020 at an average annual rate of 2-3%, reflecting wider use of gas in power generation and new demand from the fastest growing countries.
The relationship of developments and dynamics of demand and supply of natural gas forces operators in this business to adopt an international approach in planning flows of available supplies and uses, targeting long-term strategies in order to be able to adapt to the changes induced by the evolution of competition, for which an upgrading of infrastructure will prove crucial.

A growing portion of European gas requirements is expected to be satisfied by imports via gasline, mainly from Russia, Algeria, Norway and Libya, taking account of the expected decline in European gas reserves. LNG will play an increasingly important role in satisfying European needs, with an expected 10% annual growth rate over the next four years.	The Italian natural gas market, third in size in Europe after the UK and Germany, is part of the structural change ongoing in Europe which will lead to the creation of a single energy market. In this context, Italy will be able to exploit is geographic location both as concerns the internal European market and the Mediterranean area.

In 2006 gas consumption in Italy amounted to 84.4 bcm, down 2.2% from 2005; about 87% of gas requirements were met through imports and 13% was covered by domestic production. Eni expects natural gas consumption in Italy to increase with a compound average growth rate of about 2.5% over the next ten years, hitting approximately 106 bcm in 2015, mainly driven by an increased use in power generation, expected to outpace demand growth in other sectors, such as large industrial users, residential space heating in households and services, commercial and small businesses.
Growing gas needs will be met by an increase in imported volumes, which will be supported by significant capital expenditure plans to build new or upgrade existing infrastructure, either under construction or announced.

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ENI FACT BOOK / GAS & POWER - ACTIVITIES

Activities

1. Marketing and supply of gas

Overview
In 2006, Eni’s worldwide gas sales were 97.48 bcm (including upstream sales) up 3.27 bcm from 2005, or approximately 4%. In the medium term, Eni plans to increase worldwide sales targeting a volume of 105 bcm by 2010, corresponding to a 2.5% average growth rate over the 2007-2010 four-year period.
To enhance its leadership on European markets, Eni will leverage on its strengths represented by gas availability both as equity gas and under long-term purchase contracts, operational flexibility ensured by the access to a wide-reaching transport network, regasification terminals and logistic assets, a large portfolio of clients and market knowledge.	1.1 Marketing in Italy

MARKET
In 2006 Eni’s gas sales in Italy amounted to 57.09 bcm (including own consumption2), down 1.7% from 2005 due mainly to mild climate conditions in the fourth quarter of the year. This decline was partly offset by an increase in own consumption for power generation.
The Italian market includes three groups of clients: industrial, residential and power generation users; they are further grouped as follows: (i) large industrial clients and power generation utilities directly linked to the national and the regional natural gas networks; (ii) the retail market which is composed of residential and commercial clients (households, commercial users, hospitals, schools, etc.), and small businesses located in urban centers supplied by wholesalers through low pressure distribution networks; and (iii) wholesalers, mainly local selling companies and distributors of natural

(2)	In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed in own operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and for volumes input into the Italian network to be sold in Italy.

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ENI FACT BOOK / GAS & POWER - ACTIVITIES

gas for automotive use purchasing natural gas to sell it to final clients.
At December 31, 2006, Eni boasts 6.54 million of clients, of which 6.10 million are retail customers.
In the medium term, in an increasingly competitive market, Eni intends to maintain margins and sales volumes by leveraging on the expected growth of gas demand, maximizing the value of the gas chain focusing in particular on the most profitable clients, deploying a commercial offer tailored on client needs in terms of pricing and quality of services, and boosted by the expected development of the combined offer of gas and electricity (“dual offer”).
Eni targets sales volumes of at least 50 bcm in 2010.
This target takes account of the expected increase in competitive pressure due to new supplies coming on the Italian gas market in view of the implementation of the upgrading plans of the import infrastructure to Italy, already underway or announced.

In fact, import capacity is expected to increase by approximately 21 bcm by 2010, of these 13 bcm pertain to Eni’s ongoing upgrading program of its import infrastructure from Russia and Algeria (see “International transport activity”, below).

Compliance with market limits imposed by Italian sector-specific regulation, in terms of both volumes intake into the national network and sales volumes, will be assured through the optimal allocation of Eni’s gas availability from supply contracts and equity production between sales in Italy and in the rest of Europe, and the use of gas in Eni’s power generation plants, leveraging also on the expected increase in demand.

Gas in Italy
2005	2006

	(bcm)	Volumes sold	Market share (%)	Volumes sold	Market share (%)	Ch.% 2006 vs 2005

Italy to third parties		52.54	61.0	50.96	60.4	(3.0)
Wholesalers		12.05	14.0	11.54	13.7	(4.2)
Gas release		1.95		2.00		2.6
Industries		13.07	15.2	13.33	15.8	2.0
Power generation		17.6	20.4	16.67	19.8	(5.3)
Residential		7.87	9.1	7.42	8.8	(5.7)
Own consumption		5.54		6.13		10.6
TOTAL SALES IN ITALY		58.08	67.4	57.09	67.6	(1.7)
Gas demand		86.2		84.4

MARKETING POLICY
Eni intends to implement a marketing policy more focused on value creation for its clients than in previous years, leveraging on its established know-how on pricing, personalization of services, and brand awareness. In future years, Eni’s marketing effort will be supported by developing an integrated offer of gas and electricity (“dual offer”), targeting mainly the middle and retail markets. The dual offer is expected to reap the benefits deriving from scale and integration, enabling in particular to achieve significant synergies from the integration of processes to acquire and manage clients.	Eni will devote particular attention to developing the retail market where Eni is leader with 6.5 million of clients, located in the most important urban centers in Italy, served through different contact channels.
Broadly speaking, the commercial offer envisages:
  for business clients, a dedicated commercial structure and a personalized commercial offer based on tailored contractual formulas and a panel of indexation options, as well as a spate of technical services addressing 7 areas (including cogeneration feasibility studies, check up of power facilities and gas regulation and measurement devices);

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ENI FACT BOOK / GAS & POWER - ACTIVITIES

  for tertiary clients, public entities and civil buildings, in addition to various contractual formulas, Eni offers the so called “Servizio Energia” providing a turn-key solution for running, managing, upgrading and designing heating facilities;
  for residential customers, a network of franchised outlets provides supply and installation of gas fired appliances, and planned and extraordinary maintenance of home heating facilities.

Dedicated to the different types of clients, Contact Centers provide information, consultancy and assistance on contracts and the administration and regulation aspects while supporting the commercial offer. The Internet site provides wider scope for interaction and represents a true on-line office where clients can perform all administrative functions and receive information on services and other relevant issues.
Eni intends to strengthen its competitive position in the retail market aiming at reinforcing costumer loyalty through value creation in terms of excellence of the service offered. New service formulas and the development of the dual offer will be key levers of the marketing effort. At the same time, Eni expects to preserve its selling margins by means of reducing the cost of services leveraging on the rationalization of its contact channels, streamlining administrative processes and exploiting economies of scale.

DEVELOPMENT PROJECTS
Eni intends to strengthen its presence on the retail market through a strategy based on regional alliances with public and private partners. As part of this, Eni and its local municipal partners implemented the Toscana project, with the establishment of Toscana Energia Clienti by merging Eni’s selling activities and those of its local municipal partners. This new entity, controlled by Eni with a 79.22% interest, engages in selling natural gas on a regional base, boasting 600,000 clients and 1.1 bcm/y sales in 147 municipalities. This project also concerned distribution activities with the establishment of Toscana Energia SpA (Eni’s interest 48.72%) by merging Eni’s and its partners’ activities in gas distribution. This new entity is managed by Eni who deploys the role of industrial partner with relevant operating and management responsibilities.

1.2 Marketing in the rest of Europe
In 2006 gas sales in the rest of Europe were 34.81 bcm, up 4.90 bcm or approximately 16% from 2005.
Eni intends to strengthen its leadership in European gas markets, targeting sales volumes of approximately 53.3 bcm in 2010, equal to an average organic growth rate of 11% per year.

Worldwide gas sales	(bcm)	2004	2005	2006

Markets of the rest of Europe		26.84	29.91	34.81
Importers to Italy		10.96	11.53	14.10
Iberian Peninsula		3.59	4.59	5.24
Germany-Austria		3.96	4.23	4.72
Turkey		1.60	2.46	3.68
Hungary-Slovenia-Greece		3.46	3.53	3.26
North Europe		2.93	2.74	2.64
France		0.15	0.65	1.07
Other		0.19	0.18	0.10
Markets extra Europe		1.71	1.71	1.51
Upstream (1)		4.70	4.51	4.07
International gas sales		33.25	36.13	40.39
Italy		53.78	58.08	57.09
Worldwide gas sales		87.03	94.21	97.48

(1)	Does not include Eni’s share of sales made by Nigeria LNG (Eni’s share 10.4%) in Europe amounting to 1.30, 1.31 and 1.55 bcm in 2004, 2005 and 2006, respectively.

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ENI FACT BOOK / GAS & POWER - ACTIVITIES

A review of Eni’s presence in key European markets and commercial objectives at 2010 is presented below.

France
Eni sells natural gas to industrial clients and wholesalers. Eni is pursuing an aggressive marketing policy to gain market share, in particular in the segment of small businesses which presents good profitability and development perspectives.
In the medium term, Eni expects to grow its current 1.1 bcm sales level at a 47% annual average growth rate, compared to an expected 3% average growth rate of market consumption, targeting volumes of approximately 5 bcm in 2010, equal to a 9% market share.

Germany
Eni is present on the German natural gas market through its affiliate GVS (Gasversorgung Süddeutschland GmbH - Eni 50%) which sold approximately 6.4 bcm in 2006, and with a direct commercial structure.
In the medium term, Eni plans to significantly increase its sales to the business segment, leveraging on the pursuit of new opportunities arising from the ongoing liberalization process. The objective is to sell more than 7.5 bcm in 2010, equal to a 7% market share.

IBERIAN PENINSULA
Gas demand growth in the Iberian Peninsula is expected to outpace average European growth.

Portugal
Eni operates on the Portuguese market through its affiliate Galp Energia (Eni’s interest 33.34%) which	sold approximately 5 bcm in 2006 (1.65 bcm being Eni’s share).
In the medium term, Galp’s sales are expected to grow at an 8% average rate, targeting 6.3 bcm (2.1 Eni’s share) in 2010.

Spain
Eni operates in the Spanish gas market through Unión Fenosa Gas (Eni’s interest 50%) engaged in natural gas supply and sale to final users and to power generation utilities. In 2006 gas sales of Unión Fenosa Gas in Europe amounted to 4.34 bcm (2.17 bcm Eni’s share).
Unión Fenosa Gas is engaged in LNG through an 80% interest in the Damietta liquefaction plant, on the Egyptian coast (see below), and through a 7.36% interest in a liquefaction plant in Oman, completed in 2005; in addition, it holds interests in the Sagunto (Valencia) and El Ferrol (Galicia) regasification plants, with a 42.5% (21.25% Eni’s interest) and 18.9% interest (9.45% Eni’s interest), respectively.

Eni targets to increase its sales in the Iberian Peninsula from the current 5.2 bcm level to approximately 8.5 bcm by 2010 (13% average growth rate), mainly as a result of growing sales of Unión Fenosa Gas and the development of direct sales, in particular to the Spanish power generation segment, supplied mainly by means of LNG from Nigeria.

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ENI FACT BOOK / GAS & POWER - ACTIVITIES

UK/Northern Europe
Eni through North Sea Gas & Power unit of its subsidiary Eni UK Ltd sells equity gas produced at Eni’s fields in the North Sea and operates in the main continental natural gas hubs (NBP, Zeebrugge, TTF). Eni plans to grow volumes sold on the UK/North European markets from the current 2.64 bcm level to approximately 8 bcm by 2010, with a 32% average annual growth rate. In particular a significant increase is expected in spot sales on the Zeebrugge hub (from 0.2 bcm in 2006 to 4.2 bcm in 2010).	In the UK, gas sales through North Sea Gas&Power are expected to grow from 2.5 bcm in 2006 to 3.8 bcm in 2010, equal to a 3% market share.

Turkey
Eni sells gas supplied from Russia and transported via the Blue Stream underwater pipeline. In 2006 sales amounted to 3.68 bcm. Leveraging on the expected demand growth, Eni plans to increase sales up to 6.4 bcm by 2010, equal to an 18% market share.

1.3 Supply
Eni enjoys a competitive advantage represented by its wide and diversified availability of natural gas both from equity production and from its unrivaled portfolio of long term purchase contracts with major producing countries, also boasting a direct upstream presence in 8 out of 10 gas supplying countries. Our diversified supply portfolio insulates us from the risk of being heavily dependent on a single source of supplies; in fact, none of Eni’s suppliers weighs for more than 25% of Eni current gas needs. In addition, the development of LNG projects will further strengthen the diversification of Eni’s supplies and their integration with upstream operations.
In 2006, Eni’s requirements for natural gas were met for over 92% with supplies from foreign countries (mainly Algeria, Russia, the Netherlands and Norway) and the remaining part was covered by equity gas.	The strategic agreement with Gazprom, signed in November 2006, marks a fundamental step in enhancing security and flexibility of Eni’s gas supplies over the medium and long term. Based on this agreement, the duration of our long-term supply contracts increases from 14 to approximately 23 years and, when these contracts are fully operational in 2010, Eni will be able to purchase approximately 62.4 bcm/y (Russia 23.5, Algeria 21.5, the Netherlands 9.8, Norway 6, and Nigeria - LNG 1.6) to cope with rising demand according to our sales expansion plans in Europe. Furthermore, Eni can leverage on the flexibility of its contractual structure in order to capture market opportunities, also taking account of Eni’s availability of an integrated system for transport and logistics.

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ENI FACT BOOK / GAS & POWER - ACTIVITIES

An effective management of relationships with strategic countries supplying natural gas and the preservation of satisfactory long term relations continue to be priorities in running our gas business owing to the strategic clout of the security, diversification, and flexibility of supplies.

2. Infrastructure

Overview
Eni can access the widest network of infrastructure for transport and storage of natural gas in Europe which favored by its integration allows to link key consumption basins in Europe with the main producing areas (North Africa, Russia and the North Sea). In Italy Eni owns almost all the national gasline network and a relevant system of local distribution networks servicing retail markets.
The availability of regasification capacity in Italy and the Iberian Peninsula coupled with storage sites guarantees a high level of operating flexibility. These assets represent a significant competitive advantage.
With the aim of increasing diversification and safety of supplies and to cope with demand growth, Eni defined a massive plan for the upgrade of import infrastructure from Russia, Algeria and Libya, of regasification capacity and of national transport and distribution networks through capital expenditure of approximately euro 5.8 billion planned for the next four years.

2.1 International transport activities
Eni owns transportation rights in a network of international high pressure pipelines for a total of over 4,300 kilometers allowing the import to Italy of natural gas produced in Russia, Algeria, the North Sea and Libya, in particular:
  the TAG PIPELINE, 1,140-kilometer long, made up of three lines, each about 380-kilometers long, with a transit capacity[3] of 31 bcm/y, related to the build-up of the fourth import contract from Russia, and three compression stations, which transports natural gas from Russia across Austria from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, point of entry in the Italian natural gas transport system. This pipeline is going to be upgraded by 6.5 billion cubic meters/year starting in October 2008 with capital expenditure estimated at about euro 253 million (94% covered by Eni). The capacity of the first upgrade has been assigned to third parties importing natural gas into Italy in February 2006. Procedures have been defined for the assignment of the second upgrade;

  the TTPC PIPELINE, 742-kilometer long, made up of two lines each 371-kilometers long with a transit capacity of 27 bcm/y and three compression stations, which transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline. This pipeline is going to be upgraded by 6.5 billion cubic meters/year, of these 3.2 starting in April 2008 and 3.3 in October 2008 with capital expenditure estimated at euro 450 million. The capacity of the first upgrade has been assigned to third parties importing natural gas into Italy in 2006. The procedure for the assignation of the second upgrade has been completed in February 2007. The transit capacity of the downstream TMPC pipeline is already adequate to the upgrade of the TTPC;
  the TMPC PIPELINE for the import of Algerian gas, 775-kilometer long, made up of five lines each 155-kilometer long with a transit capacity of 33.5 bcm/y which crosses underwater the Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system;
  the TENP PIPELINE, 1,000-kilometer long (two 500-kilometer long lines) with transit capacity of 15.5 bcm/y and four compression stations, transports natural gas from the Netherlands through Germany, from the German-Dutch border of Bocholtz to Wallbach at the German-Swiss border;
  the TRANSITGAS PIPELINE, 291-kilometer long, with one compression station, which transports natural gas from the Netherlands and from Norway crossing Switzerland with its 165-kilometer long main line and a 71-kilometer long doubling line, from Wallbach where it joins the TENP pipeline to Passo Gries at the Italian border. It has a transit capacity of 20 bcm/y.
  A new 55-kilometer long line from Rodersdorf at the French-Swiss border to Lostorf, an interconnection point with the line coming from Wallbach was built for the transport of Norwegian gas;
  the GREENSTREAM PIPELINE for the import of Libyan gas with a transit capacity of 8 bcm/y which crosses underwater the Mediterranean Sea from Mellitah to Gela in Sicily, the point of entry into the Italian natural gas transport system. The pipeline started operations in October 2004 and in 2006 transported 7.7 bcm, of which (i) 6.6 bcm to Italian importers under long-term supply contracts targeting a full capacity of 8 bcm/y; (ii) 1.1 bcm of natural gas available from Libyan fields that could not be absorbed by the local market. An upgrade of the pipeline’s transport capacity from 8 to 11 bcm is being planned with an expenditure of euro 80 million to be achieved also with minor interventions for optimizing the transport system. This new capacity will be available from 2011 and will allow to monetize further volumes of natural gas reserves located in Libya through the sale on the Italian market.

(3)	Transit capacity is the maximum daily capacity entering in different access points of a trunkline and carried to the next trunkline.

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Eni holds a 50% interest in the Blue Stream underwater pipeline linking the Russian and Turkish coast of the Black Sea that started operations in 2002. Laid at a record depth of over 2,150 meters, this 774-kilometer long pipeline with two lines and a transmission capacity of 49 mmcm/d, will transport 16 bcm/y (Eni’s share 8 billion)	of Russian natural gas in 2010. The gasline includes a compression station at Dzhubga on the Russian coast of the Black Sea, made up of six turbocompressors and six measurement lines as well as an internally fired power plant.

Considering the planned upgrade of the TAG and TTPC pipelines, the current import capacity from Libya through the Greenstream pipeline (8 bcm/year), from 2009 a total of about 21 bcm/y	of new imports of natural gas will be available totally destined to third parties under non-discriminating procedures, in most cases already concluded (17.7 bcm sold on the market).

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ENI FACT BOOK / GAS & POWER - ACTIVITIES

2.2 Italian transport network
Eni, through Snam Rete Gas, a company listed on the Italian Stock Exchange, in which Eni holds a 50.04% interest, owns almost completely the Italian natural gas transport network as well as the only regasification terminal operating in Italy. Under Legislative Decree No. 164/2000 concerning the opening up of the natural gas market in Italy, transport activities are regulated by the Authority for Electricity and Gas which determines the methods for calculating tariffs and fixing the return on capital employed. This makes transport a low risk business capable of delivering stable performance in the long period.
Eni’s network extends for 30,889 kilometers and comprises:
(i) a national transport network extending over 8,497 kilometers, made up of high pressure trunklines mainly with a large diameter, which carry natural gas from the entry points to the system – import lines, storage sites and main Italian natural gas fields – to the linking points with the regional transport network. The national network includes also some interregional lines reaching important markets;
(ii) a regional transport network extending over 22,410 kilometers, made up of smaller lines and allowing the transport of natural gas to industries, power stations and local distribution companies of the various local areas served.

The major pipelines interconnected with import trunklines that are part of Eni’s national network are:

for natural gas imported from Algeria:
  two lines with a 48/42-inch diameter, each approximately 1,500-kilometer long, including the smaller pipes that cross underwater the Messina Strait, which link Mazara del Vallo (on the Southern coast of Sicily) to Minerbio (near Bologna).
  This pipeline is undergoing an upgrade with the laying of a third line with a 48 inch diameter 328-kilometer long (of these 272 are already operating). Available transport capacity[4] at the Mazara del Vallo entry point is approximately 86 mmcm/d;

for natural gas imported from Libya:

  a 36-inch line, 67-kilometer long linking Gela, the entry point of the Greenstream underwater pipeline into the national network near Enna along the import pipeline from Algeria. Transport capacity at the Gela entry point is approximately 30 mmcm/d;
for natural gas imported from Russia:
  two lines with 42/36/34-inch diameters extending for a total length of approximately 900 kilometers that are linked to the Austrian network in Tarvisio and cross the Po Valley reaching Sergnano (near Cremona) and Minerbio. The pipeline is being upgraded by the laying of a third 264-kilometer long line with diameter from 48 to 56 inches; 232 kilometers already operating at the end of 2006, from Tarvisio to Zimella (Verona) and by the upgrading of the Malborghetto compression station. The pipeline transport capacity at the Tarvisio entry point amounts to approximately 101 mmcm/d plus the transport capacity available at the Gorizia entry point of approximately 5 mmcm/d;

(4)	Transport capacity is related to October 1, the first day of a thermal year.

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ENI FACT BOOK / GAS & POWER - ACTIVITIES

for natural gas imported from the Netherlands and Norway:
  two lines, with a 48/34-inch diameter, 301-kilometer long extending from the Italian border at Passo Gries (Verbania), point of connection with the Swiss network, to the node of Mortara, in the Po Valley.
  The pipeline transport capacity at the Passo Gries entry point amounts to 63 mmcm/d;

for natural gas coming from the Panigaglia LNG terminal:

  one line, with a 30-inch diameter, 170-kilometer long linking the Panigaglia terminal to the national network near Parma. The pipeline transport capacity at the Panigaglia entry point amounts to 13 mmcm/d.

In 2006, Eni’s national network of owned pipelines increased by 177 kilometers due to changes to existing lines (87 kilometers) and extensions of the regional network (90 kilometers).

Eni’s system is completed by: (i) 10 compressor stations with a total power of 758 MW; (ii) 5 marine terminals linking underwater pipelines with the on-land network at Mazara del Vallo, Messina and Gela in Sicily and Favazzina and Palmi in Calabria for the GreenStream pipeline.
The interconnections managed by Snam Rete Gas in the Italian transport network are guaranteed by 25 linkage and dispatching nodes and by 559 plant units including pressure reduction and regulation plants. These plants allow to regulate the flow of natural gas in the network and guarantee the connection of pipes working at different pressures.
For the next four years Eni approved a capital expenditure plan of approximately euro 4.2 billion aimed mainly at the upgrade of its transport network in view of the expected increase in import capacity (in particular from Russia and Algeria).

2.3 Regasification - LNG
Eni intends to strengthen its integrated LNG business on a global scale, aiming at further diversifying its supply sources, improving operational flexibility, and monetizing its large equity gas reserves. In particular, the development of regasification capacity is aimed at reinforcing and diversifying Eni natural gas supply portfolio.

Eni’s main assets in LNG are:

Italy
Eni owns the only regasification terminal operating in Italy at Panigaglia (Liguria). At full capacity, this terminal can input 3.5 billion cubic meters/year into the Italian transport network. In 2006 a total of 3.12 bcm of natural gas were input in the national network, of these 52% were owned by Eni.
Eni plans to build a new regasification terminal located off the Adriatic coast (with a 50% interest) and to increase the capacity of the Panigaglia plant. These two projects are expected to upgrade the import capacity to Italy by 8 and 4.5 bcm/y, respectively, when fully operational. The planned start-up is expected by 2013 and 2014, respectively. The capital expenditure earmarked for the offshore regasification project amounts to approximately euro 800 million (of these euro 400 million for the 50% interest in the offshore regasification plant and euro 359 million for Panigaglia).

Egypt
Eni, through its interest in Unión Fenosa Gas, owns a 40% stake in the Damietta liquefaction plant producing approximately 5 mmtonnes/y of LNG equal to a feedstock of 7.6 bcm/y of natural gas. In June 2006, the partners of the project (Unión Fenosa Gas, the Spanish-Egyptian company SEGAS an affiliate of Unión Fenosa Gas, State owned Egyptian companies EGAS and EGPC, and oil producers Eni and BP) defined terms and conditions for doubling the plant capacity by means of another treatment train. Expected capital expenditure amounts to approximately $1.5 billion with start-up expected between 2010 and 2011. In order to market its share of natural gas, Eni intends also to build two gas tanker ships with a capacity of 155 kcm each.

Spain
In April 2006, the Sagunto regasification plant with a capacity of 6.7 bcm/y started operations near Valencia. Eni through Unión Fenosa Gas holds a 21.25% interest in this plant. At present, Eni’s share of regasification capacity amounts to 1.6 bcm/y of gas. A capacity upgrading plan has been sanctioned targeting a 0.8 bcm/y capacity increase by 2009. Relevant works started in the second half of 2006. Eni through Unión Fenosa Gas also holds a 9.5% interest in the El Ferrol regasification plant, located in Galicia, under construction and expected to be completed by the first half of 2007, targeting a treatment capacity of approximately 3.6 bcm/y, 0.4 bcm/y being Eni’s share.

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ENI FACT BOOK / GAS & POWER - ACTIVITIES

USA
Eni is entitled to a share of the initial planned capacity of the Cameron regasification terminal under construction in Louisiana, and expected to start operations in 2008-2009. The 6 bcm/y capacity represents approximately 40% of the initial capacity of the plant (15.5 bcm/y). This transaction will enable Eni to sell part of its gas reserves in the United States.
In order to support supplies to this plant, in February 2007 Eni signed an agreement with Nigeria LNG Ltd, operating the Bonny LNG plant in Nigeria, to purchase 1.375 mmtonnes/y of LNG, equivalent to 2 bcm/y of gas for a twenty-year period, gas deriving from the upgrade of the Bonny liquefaction plant (7 trains) expected for 2012. Eni also signed a memorandum of intent with Brass LNG for the purchase of 1.67 mmtonnes/y equivalent to 2.3 bcm/y, of LNG.

2.4 Distribution activities
Distribution involves the delivery of natural gas to residential and commercial consumers in urban centers through low pressure networks. Eni, through its 100% subsidiary Italgas and other subsidiaries, is engaged in the distribution activity in Italy serving 1,317	municipalities through a low pressure network consisting of approximately 49,000 kilometers of pipelines supplying 5.6 million customers.
Under Legislative Decree No. 164/2000 concerning the opening up of the natural gas market in Italy, distribution activities are regulated by the Authority for Electricity and Gas which determines the methods for calculating tariffs and fixing the return on capital employed. This makes distribution a low risk business capable of delivering stable performance in the long period. The management of networks is entrusted to natural gas companies by local Authorities exclusively under bid procedures. Concessions existing at the coming into force of Legislative Decree No. 164/2000 and awarded with a bid procedure expire on December 31, 2012; all other concession expire on December 31, 2007 (with an optional three-year extension under certain conditions).
Eni intends to optimize its concession portfolio maintaining its current size in terms of end users served by focusing on development initiatives in core areas and promoting local alliances aimed at supporting sale activities on retail markets.

Distribution Italy	2004	2005	2006

Volumes distributed	(bcm)	8.14	8.65	7.54
to Eni		7.73	8.13	6.90
to third parties		0.41	0.52	0.64
Installed network	(km)	46,954	48,146	48,724
Active meters	(no. of users)	5,418,262	5,838,085	5,550,700
Municipalities served		1,227	1,282	1,317

For the next four years Eni defined a capital expenditure plan of approximately euro 0.8 billion for the	development and maintenance of distribution networks and for the purchase of interests in distribution networks.

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ENI FACT BOOK / GAS & POWER - ACTIVITIES

3. Power Generation

Eni engages in power generation activities in its power stations at Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara. In 2006, electricity production sold was 24.82 TWh, up 2.05 TWh or 9% as compared to 2005. Increased production reflected the ramp-up of the Brindisi plant. Total installed capacity was 4.9 GW at December 31, 2006.
By 2010 Eni intends to complete its plan for expanding power generation capacity, targeted at an installed capacity of 5.5 GW fully operational in 2010 with production amounting to 31 TWh, corresponding to approximately 8% of electricity generated in Italy at that date. When fully operational, natural gas volumes	supplied will amount to 6 bcm/y from Eni’s diversified supply portfolio. Planned capital expenditure amounts to approximately euro 2.4 billion, of these works for euro 2 billion have already been completed.
The development plan is underway at Ferrara (Eni’s interest 51%), where in partnership with EGL Luxembourg (a company belonging to Swiss group EGL) construction of two new 390 MW combined cycle units is underway. This will bring installed capacity to 840 MW (two CGT for a total of 780 MW in addition to the existing 60 MW units) with start-up expected in 2007. Eni has also planned the installation of a new 240 megawatt combined cycle unit located in Taranto (current capacity 75 megawatt).

New installed generation capacity uses the combined cycle gas fired technology (CCGT), ensuring a high level of efficiency and low environmental impact.
In particular, management estimates that for a given amount of energy (electricity and heat) produced, the use of the CCGT technology on a production of 30 TWh reduces emissions of carbon dioxide by approximately 11 mmtonnes, as compared to emissions using conventional power generation technology[5].	Restructuring of power generation activities and dual offer
In 2006 the G&P division launched a restructuring plan of its power generation activities, which provides for the transfer of electricity marketing activities from EniPower, the company that had managed them since its establishment, to the division starting in 2007.
This will allow an integrated management of Eni’s gas-electricity portfolio and to develop a combined electricity/gas offer to customers. Power generation activities will remain at EniPower.

(5)	Eni power plants in operation and under construction employ the combined cycle technology, the most efficient technology currently available for power generation, with 12% higher efficiency than the most upstead coal-fired plants and lower polluting emissions per kWh produced.

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ENI FACT BOOK / GAS & POWER - MAIN DATA

Supply of natural gas	(bcm)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Italy	16.81	17.70	16.16	13.64	14.62	12.67	12.16	11.30	10.73	10.21
Russia for Italy	13.75	16.69	19.09	21.03	19.51	18.62	18.92	20.62	21.03	21.30
Russia for Turkey							0.63	1.60	2.47	3.68
Algeria	16.02	16.83	20.40	21.56	18.39	16.35	16.53	18.86	19.58	18.84
Netherlands	5.00	3.02	2.87	6.09	7.00	7.55	7.41	8.45	8.29	10.28
Norway					1.10	4.83	5.44	5.74	5.78	5.92
Hungary	2.79	2.73	2.67	2.67	3.11	3.05	3.56	3.57	3.63	3.28
United Kingdom						1.48	1.98	1.76	2.28	2.50
Libya								0.55	3.84	6.63
Croatia						0.31	0.65	0.35	0.43	0.86
Algeria (LNG)	1.89	1.99	2.06	2.01	1.79	1.92	1.98	1.27	1.45	1.58
Others (LNG)						0.30	0.72	0.70	0.69	1.57
Other supplies Europe	0.01	0.01	0.01	0.02	0.03	0.03	0.04	0.12	1.18	1.85
Outside Europe				0.94	0.96	0.96	1.14	1.20	1.18	0.77
Outside Italy	39.46	41.27	47.10	54.32	51.89	55.40	59.00	64.79	71.83	79.06
Total supply	56.27	58.97	63.26	67.96	66.51	68.07	71.16	76.09	82.56	89.27
Offtake from (input to) storage				(2.43)	0.13	(1.43)	0.84	0.93	0.84	(3.01)
Network losses and measurement differences	(0.33)	(0.56)	(0.34)	(0.90)	(0.92)	(0.50)	(0.61)	(0.53)	(0.78)	(0.50)
Available for sale of Eni’s own companies	55.94	58.41	62.92	64.63	65.72	66.14	71.39	76.49	82.62	85.76
Available for sale of Eni’s affiliates	0.13	0.16	0.16	0.87	1.38	2.40	6.94	5.84	7.08	7.65
Total available for sale G&P	56.07	58.57	63.08	65.50	67.10	68.54	78.33	82.33	89.70	93.41

Gas sales	(bcm)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Italy	53.10	55.62	60.19	57.82	56.74	50.43	50.86	50.08	52.47	50.94
Wholesalers (selling companies)	19.97	21.59	22.68	20.68	21.09	17.02	15.36	13.87	12.05	11.54
Gas release								0.54	1.95	2.00
End customers	33.13	34.03	37.51	37.14	35.65	33.41	35.50	35.67	38.47	37.40
Industries	17.02	17.11	17.84	18.37	18.53	14.43	13.17	12.39	13.07	13.33
Power generation	10.14	10.47	13.01	12.27	12.21	12.48	15.03	15.92	17.60	16.67
Residential	5.97	6.45	6.66	6.50	4.91	6.50	7.30	7.36	7.80	7.40
Rest of Europe	2.84	2.79	2.73	3.90	6.05	12.77	17.54	21.54	23.44	27.93
Outside Europe				0.91	0.93	0.92	1.09	1.17	1.17	0.76
Total sales to third parties	55.94	58.41	62.92	62.63	63.72	64.12	69.49	72.79	77.08	79.63
Own consumption				2.00	2.00	2.02	1.90	3.70	5.54	6.13
Total sales to third parties and own consumption	55.94	58.41	62.92	64.63	65.72	66.14	71.39	76.49	82.62	85.76
Sales of natural gas of Eni’s affiliates (net to Eni)	0.13	0.16	0.16	0.87	1.38	2.40	6.94	5.84	7.08	7.65
Italy									0.07	0.02
Rest of Europe				0.41	0.93	1.93	6.23	5.30	6.47	6.88
Outside Europe	0.13	0.16	0.16	0.46	0.45	0.47	0.71	0.54	0.54	0.75
Total sales and own consumption G&P	56.07	58.57	63.08	65.50	67.10	68.54	78.33	82.33	89.70	93.41

Gas volumes transported in Italy (1)	(bcm)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Eni	53.14	55.69	59.67	63.73	58.17	54.56	51.74	52.15	54.88	57.09
On behalf of third parties	4.35	6.07	6.90	9.45	11.41	19.11	24.63	28.26	30.22	30.90
Enel	2.48	4.04	4.50	6.27	6.28	8.28	9.18	9.25	9.90	9.67
Edison Gas		1.27	1.52	2.10	2.98	4.61	7.49	8.00	7.78	8.80
Others	1.87	0.76	0.88	1.08	2.15	6.22	7.96	11.01	12.54	12.43
	57.49	61.76	66.57	73.18	69.58	74.40	76.37	80.41	85.10	87.99

(1)	Include amounts destined to domestic storage.

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ENI FACT BOOK / GAS & POWER - MAIN DATA

Transport infrastructure
Route	Length of main line (km)	Lines (units)	Diameter (inch)	Pressure min-max (bar)	Transport capacity (mmcm/d)	Transit capacity (mmcm/d)	Compression stations (units)
Italy
Mazara del Vallo-Minerbio (under upgrading)	1,540	2/3	48/42	75	87.0		7
Tarvisio-Sergnano-Minerbio (under upgrading)	445	2/3	56/48/42/36/34	58/70	84.4		2
Passo Gries-Mortara	177	2	48/34	54/75	57.5		1
Outside Italy (1) (2)
TENP (Bocholtz-Wallbach)	500	2	36/38/40		69.6	47.3	4
Transitgas (Rodersdorf-Lostorf)	165	1+1 71 km + one 55 km	36/48		76	61.0	1
TAG (Baumgarten-Tarvisio) (under upgrading) (3)	380	3	36/38/40/42		101.3	93.5	3
TTPC (Oued Saf Saf-Cap Bon)	371	2	48		82.3	81.2	3
TMPC (Cap Bon-Mazara del Vallo)	155	5	20/26		100.5	100.5
Greenstream (Mellitah-Gela) (4)	520	1	32		24.4	24.4	1
Blue Stream (Beregovaya-Samsun) (4)	391	1+1 383 km	24		49.0	49.0	1

(1)	As of December 31, 2006.
(2)	Capacity is related to standard conditions: pressure 1.01325 bar; temperature 288.15 K.
(3)	As of January 1, 2007.
(4)	Data relate to full operation of the transport system.

Transport capacity includes both transit capacity and maximum daily volumes of natural gas destined to local markets and withdrawn at various points along the pipeline.
Transit capacity is the maximum daily volume of natural gas which is input at various entry points along the pipeline and transported to the next pipeline.

EniPower power stations
Power stations	Installed capacity at 2005 (GW)	Installed capacity at 2006 (GW)	Full installed capacity (2010) (GW)	Effective/ planned start-up	Fuel
Brindisi	1.3	1.5	1.3	2006	gas
Ferrera Erbognone	1.0	1.0	1.0	2004	gas/syngas
Livorno	0.2	0.2	0.2	2000	gas
Mantova	0.8	0.9	0.8	2005	gas
Ravenna	1.0	1.1	1.0	2004	gas
Taranto	0.1	0.1	0.4	2000-2009	gas
Ferrara	0.1	0.1	0.8	2007	gas
	4.5	4.9	5.5

Full installed capacity net of standstill of obsolete plants.

Power generation	2000	2001	2002	2003	2004	2005	2006

Purchases
Natural gas	(mmcm)	827	784	819	940	2,617	4,384	4,775
Other fuels	(ktoe)	842	936	885	847	695	563	616
- of which cracking steam						89	96	136
Sales
Electricity production sold	(TWh)	4.77	4.99	5.00	5.55	13.85	22.77	24.82
Electricity trading	(TWh)		1.56	1.74	3.10	3.10	4.79	6.21
Steam production sold	(ktonnes)	9,535	10,025	9,302	9,303	10,040	10,660	10.287
Installed generation capacity	(GW)	1.0	1.0	1.0	1.9	3.3	4.5	4.9

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ENI FACT BOOK / REFINING & MARKETING

Key performance indicators	2004	2005	2006
Net sales from operations (a)	(million euro)	26,089	33,732	38,210
Operating profit		1,080	1,857	319
Adjusted operating profit		923	1,214	790
Adjusted net profit		674	945	629
Capital expenditure		693	656	645
Adjusted capital employed, net		4,835	5,326	5,766
ROACE adjusted	(%)	13.0	18.2	10.7
Refining throughputs on own account	(mmtonnes)	37.69	38.79	38.04
Refining throughputs of wholly-owned refineries		26.75	27.34	27.17
Balanced capacity of wholly-owned refineries	(kbbl/d)	524	524	534
Balanced capacity utilization rate	(%)	100	100	100
Retail sales of petroleum products on Agip branded network in Europe	(mmtonnes)	12.35	12.42	12.48
Agip branded service stations in Europe at period end	(units)	6,225	6,282	6,294
Average throughput of Agip branded service stations in Europe	(kliters)	2,488	2,479	2,470
Employees at year end	(units)	9,224	8,894	9,437

(a)	Before elimination of intersegment sales.

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ENI FACT BOOK / REFINING & MARKETING - STRATEGIES

STRATEGIES
Eni is leader in the refining business and in the marketing of refined products in Italy and holds solid competitive positions in selected European countries. Eni’s refining and marketing operations are efficiently integrated to maximize cost efficiencies and deliver appreciable returns on capital employed. The integration with upstream operations represents a further competitive advantage. Eni’s key medium term objective in its downstream oil business is to enhance profitability. The strategic guidelines to attain this objective are the following:

  Enhance Eni’s refining system by means of a focused investment program;

  Improve profitability and qualitative standards of the Italian retail network;

  Grow retail sales in selected markets in the rest of Europe; and

  Pursue higher levels of operational efficiency.

In the next four years the implementation of these strategies will be supported by a capital expenditure program of approximately euro 4.3 billion, focused on upgrading refineries, through an increase of primary balanced refining and conversion capacity and of refineries’ flexibility and efficiency, with the objective to strengthen Eni’s role of leading player in the Mediterranean area, targeting a leadership position in Europe, and enhancing Eni’s competitive position in marketing in Italy and in selected European markets.

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ENI FACT BOOK / REFINING & MARKETING - HIGHLIGHTS

2006 Highlights

In 2006, adjusted net profit was down euro 316 million to euro 629 million, or 33.4%, mainly due to a decline in refining margins as a result of a weak trading environment and to lower results from marketing in Italy.

Eni’s realized refining margins recorded a better trend than market reference margins reflecting Eni’s refineries capacity to process heavy crudes which are discounted as compared to the Brent crude market benchmark, thus resulting in a higher profitability of the heavy barrel.

Return on average capital employed adjusted was 10.7%, down from 2005 (18.2%).

Capital expenditure totaled euro 645 million and mainly related to projects aimed at improving flexibility and yields of refineries and upgrading the retail network in Italy and in the rest of Europe.

Refining throughputs on own account in Italy and outside Italy (38.04 mmtonnes) declined by 750 ktonnes from 2005, down 1.9%, mainly owing to longer unplanned maintenance standstills, particularly at third party refineries (Priolo), while wholly-owned refineries achieved stable processing levels.

Total refinery intake amounted to 39.56 mmtonnes, of which 35 in Italy, with full balanced capacity utilization.	Retail sales of refined products in Italy (8.66 mmtonnes) declined 1% from 2005 mainly due to competitive pressure. This decrease was more than offset by a growth in retail volumes marketed in the rest of Europe (3.82 mmtonnes, up 4.1%), mainly in Germany and Spain.

Sales on the wholesale market in Italy (10.06 mmtonnes) were down 4% due primarily to a decline registered in the fourth quarter owing to the impact of mild weather conditions. This decline was partially offset by a growth in volumes marketed on wholesale markets in the rest of Europe (4.6 mmtonnes, up 2.2%) in particular in Germany and Spain.

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ENI FACT BOOK / REFINING & MARKETING - ACTIVITIES

Activities

1. Refining

Eni owns five refineries in Italy and interests in refineries located in Italy, Germany and the Czech Republic with a total refining capacity (balanced with conversion capacity) of approximately 35.5 million tonnes (equal to 710 kbbl/d) and a conversion index of 57%. Eni’s wholly owned refineries in Italy have a balanced capacity of 26.7 mmtonnes (equal to 534 kbbl/d), with a 58.9% conversion rate.
In 2006 refining throughputs on own account in Italy and outside Italy were 38.04 mmtonnes; total throughputs on wholly owned refineries were 27.17 mmtonnes (on own account and for third parties), with full balanced capacity utilization.
In the medium term, Eni forecasts the refining environment to be featured by the following trends: (i) global imbalances in the availability of products among macro geographic areas; (ii) a low adequacy of existing refining assets to process heavy and non conventional feedstock against a backdrop of persisting high spreads between light/sweet and heavy/sour crude qualities; (iii) an imbalance of existing refining assets towards higher yields in gasoline and fuel oil in contrast with rising demand for middle distillates;	and (iv) increasingly tight environmental and product quality regulations which make the upgrading of existing refining assets a critical issues. Against this backdrop, Eni plans to enhance the profitability of its refining business, capturing opportunities arising from current market trends by implementing a large investment program of approximately euro 3 billion in the next four years. Principal planned actions are to: (i) increase primary and conversion capacity, targeting a complexity index higher than 57%, in view of boosting middle distillate yields, including petrochemical feedstock, and extracting value from equity crude, the availability of which is expected to increase in the Mediterranean basin over the medium term; (ii) improve refinery flexibility in order to optimize processed feedstock and capture market opportunities arising from an expected increasing availability of heavy/sour crude which can be purchased at a discount in the marketplace; (iii) achieve high-quality products responsive to expected demand trends and the evolution of product specifications provided for by increasingly tight European standards in term of emissions and environmental preservation; (iv) strengthen vertical integration with upstream and petrochemical operations; and (v) enhance operational efficiency of refineries, targeting in particular a higher level of energy efficiency.

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ITALY
Eni’s refining system in Italy is composed of five wholly owned refineries and a 50% interest in the Milazzo refinery in Sicily. Each of Eni’s refineries in Italy has operating and strategic features that aim at maximizing the value associated to the asset structure, the geographic positioning with respect to markets and the integration with Eni’s other activities.

SANNAZZARO: with a balanced primary refining capacity of 170 kbbl/d and an equivalent conversion index of 46.2% is one of the most efficient refineries in Europe. Located in the Po Valley, it supplies mainly markets in North-Western Italy and Switzerland. The high degree of flexibility of this refinery allows it to process a wide range of oils, such as CPC Blend crude oil from the Caspian Sea carried through the CPC pipeline, the Bonga crude from Nigeria and oil from Eni’s Villafortuna field. From a logistical standpoint this refinery is located along the route of the Central Europe Pipeline, which links the Genova terminal with French speaking Switzerland.	This refinery contains two primary distillation plants and a vacuum unit. Conversion is obtained through a fluid catalytic cracker (FCC1), an HDCK middle distillate conversion unit and a visbreaking thermal conversion unit. Two catalytic reforming plants, an isomerization plant, an alkylation plant, an MTBE plant and three desulphurization plants for middle distillates and one for naphtha from cracking complete the production cycle. In 2006, Eni completed a gasification facility using the heavy residue from visbreaking (tar) to produce syngas to feed the nearby EniPower power station at Ferrera Erbognone.

Eni plans to upgrade this refinery, targeting to transform it into a world class plant. In particular, in the next four years, Eni plans to build:
  a high pressure hydrocracking unit with a capacity of 28 kbbl/d, able to produce over 1 mmtonnes/y of high quality middle distillates, in particular diesel fuel with low sulphur content and kerosene.
  Start-up is planned at 2008 end;

(1)	Conversion plant where vacuum feedstock undergoes cracking at high pressure and moderate temperature thus producing mostly high quality gasoline. This kind of plant guarantees high operating flexibility to the refinery.

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  a PDA deasphalting unit with a 28 kbbl/d capacity for the production of deasphalted oil (without asphaltene and metals) from visbreaking and vacuum unit residues to be used as feedstock for the FCC unit. Further residues will be used as feedstock for the tar gasification plant. The deasphalting plant will enable Eni to increase the refinery’s flexibility thanks to the processing of a higher amount of high sulphur content crude, thus increasing the yield of valuable products (diesel fuel). Start-up is planned in 2008.

Eni is currently evaluating the building of a plant employing Eni Slurry Technology (see “Innovative technologies”, below) with a 23 kbbl/d capacity for the processing of extra heavy crudes and tar sands producing higher quality products, in particular diesel fuel, and reducing the yield of fuel oil to zero.

TARANTO: with a balanced primary refining capacity of 110 kbbl/d and an equivalent conversion index of 61.1%, can process a wide range of crudes and semi-finished products with great operational flexibility. It mainly produces fuels for automotive use and residential heating purposes for the southern Italian markets. Besides its primary distillation plants, this refinery contains a flash vacuum unit, two plants for the desulphurization of middle distillates, a reforming unit, an isomerization unit and conversion plants such as: a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant, that allows to convert high sulphur content residues into valuable products and cracking feedstocks. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline (in 2006 a total of 3.157 mmtonnes of this oil were processed).
Eni plans to develop and upgrade this refinery, targeting to transform it into a world class one. In particular, two projects are planned: (i) the building of a new high pressure hydrocracking unit with a 17 kbbl/d capacity and the revamping of the hydrogen production unit; these assets will allow to produce approximately 0.6 mmtonnes/y of high quality gasoil, when fully operational. Start-up is planned in 2008; (ii) the building of a new topping[2] unit with a 4 mmtonnes/y capacity and an associated vacuum unit with a 2.5 mmtonnes/y capacity. Eni also plans to build a new unit for the desulphurization of middle distillates with a 2.3 mmtonnes/y capacity, in addition to utilities and logistic facilities

(see “Logistics”, below), in particular a pipeline for transporting virgin naphtha to Eni petrochemical plant at Brindisi. The objective is to expand the consumption area covered by the refinery to Campania. Start-up is expected in 2009/2010.
This development and upgrading plan will enable Eni to better employ national and Caspian equity crude and give more flexibility to this refinery, optimizing the use of the conversion plants and increasing throughput from 6 to 10 mmtonnes/y (100-180 kbbl/d).

GELA: with a balanced primary refining capacity of 100 kbbl/d and an equivalent conversion index of 143.5% represents an upstream integrated pole with the production of heavy crudes obtained from nearby Eni fields offshore and onshore Sicily, while downstream it is integrated with Eni’s nearby petrochemical plants. Located on the southern coast of Sicily, it manufactures fuels for automotive use and residential heating purposes, as well as petrochemical feedstocks.
Its high conversion level allows it to minimize the yield of fuel oil and semi-finished products.
Besides its primary distillation plants, this refinery contains the following plants: an FCC unit with go-finer for the upgrading of feedstocks and two coking plants for the vacuum conversion of heavy residues. All these plants are integrated in order to process heavy residues and feedstocks and manufacture valuable products. It also contains two reforming units, an alkilation unit, an MTBE unit and plants for desulphurization of gasoil and naphtha from cracking. The power plant of this refinery also contains modern residue and exhaust fume treatment plants which allow the complex to comply with the most exacting environmental standards.
An upgrade of the Gela refinery will be implemented by means of an upgrade of topping capacity to enable higher intakes (approximately 1 mmtonnes/y) and of feedstock flexibility. In addition, actions to improve energy efficiency, renewal of facilities for gasoline production, and the upgrade of utilities and the logistic reorganization of the site are planned.

LIVORNO: with a balanced primary refining capacity of 84 kbbl/d and an equivalent conversion index of 11.4%, manufactures mainly gasolines, fuel oil for bunkering, specialty products and lubricant bases.

(2)	Topping (also called atmospheric distillation) represents the first stage of primary distillation of crude aimed at separating products thanks to the different boiling temperatures of the hydrocarbons contained in crude.

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Besides its primary distillation plants, this refinery contains a vacuum unit, a reformer unit, an isomerization plant, two desulphurization units for middle distillates and two lubricant manufacturing lines. Its pipeline links with the local harbor and with the Florence storage sites by means of two pipelines optimizing intake, handling and distribution of products.

PORTO MARGHERA: with a balanced primary refining capacity of 70 kbbl/d and an equivalent conversion index of 22.8%, supplies mainly markets in north-eastern Italy, Austria, Slovenia and, at a lower extent, Croatia. Besides its primary distillation plants with vacuum plants, this refinery contains a reformer plant, an isomerization plant, two gasoil desulphurization units and a two-stage thermal conversion plant (visbreaking/thermal cracking) for increasing yields of valuable products.
The plant upgrading project, subject to the extension of the refining license, concerns the construction of a new hydrocracker with a 24 kbbl/d capacity and upgrades of utilities. The objective is to increase intake (up 1.4 mmtonnes/y, to approximately 5.5 mmtonnes when fully operational), the improvement of flexibility in processed feedstocks, the increase in middle distillates produced (up 0.7 mmtonnes) in an area characterized by structural diesel fuel deficit, and higher energy efficiency.

REST OF EUROPE
In Germany Eni holds an 8.3% interest in the SCHWEDT refinery and a 20% interest in BAYERNOIL, an integrated pole that includes the Ingolstadt, Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 70 kbbl/d. Eni’s share of the production of the three integrated refineries and of the Schwedt refinery is mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany. Eni plans to restructure the Bayernoil refining pole, by building a new hydrocracker with a capacity of approximately 2 mmtonnes/y, revamping other assets (in particular a reformer and a hydrofiner) and shutting-down a topping unit.
Eni holds a 16.33% interest in CESKA RAFINERSKA which owns and manages two refineries, Kralupy and Litvinov, in the Czech Republic. Eni’s share of refining capacity amounts to 27 kbbl/d.

2. Logistics

Eni is leader in storage and transport of petroleum products in Italy with its logistical integrated	infrastructure consisting of 12 directly managed storage sites and a network of petroleum product pipelines.
Eni holds interests in five joint entities established by partnering the major Italian operators. These are located in Vado Ligure-Genova (Petrolig), Arquata Scrivia (Sigemi), Venice (Petroven), Ravenna (Petra) and Trieste (DCT) and aim at reducing logistic costs, and increasing efficiency.
Eni operates in the transport of oil and refined products: (i) on land through a pipeline network of leased and owned pipelines extending over 3,210 kilometers (1,513 kilometers are wholly owned by Eni); (ii) by sea through spot and long-term lease contracts of tanker ships. For the distribution of refined products to retail and wholesale markets, Eni owns a fleet of tanker trucks and manages third-party owned vehicles.
In the medium-term, Eni plans to enhance the relationship between its logistic and refining operations by implementing an integrated logistic model (“hub” model) designed to centralize handling of products flows on a single platform enabling real time monitoring.
In the next four years, Eni plans to invest approximately euro 0.6 billion directed in particular to the implementation of the Taranto logistic project intended to support the refinery’s development plan: a new diesel fuel and gasoline storage site will be built in Campania and three pipelines will be laid, two of which linking the refinery to the storage site and the other one to transport virgin naphtha to Eni’s petrochemical complex in Brindisi. The objective of this plan is to eliminate the transport of refined products by sea to Naples.

3. Marketing

RETAIL SALES
In retail distribution Eni intends to enhance its leadership on the Italian retail market, improving outlets and service quality standards and targeting a strong product differentiation and customer-oriented promotional initiatives.
In the rest of Europe, Eni will selectively grow its market share, targeting a strengthening of its competitive positioning in selected markets, leveraging on synergies achievable thanks to the geographic location of its production and logistic assets and on strong brand awareness.

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ITALY
Eni is leader in the retail marketing of refined product under its Agip brand.
At December 31, 2006, Eni’s retail distribution network consisted of 4,356 Agip branded service stations with sales amounting approximately to 11 billion liters (8.66 mmtonnes) with an average throughput of 2.46 mml and a 29.3% market share.

Eni intends to strengthen its competitive positioning in Italy by introducing new outlet formats in line with European standards of quality and services, increasing premium products sales and differentiating promotional offers in order to retain the various segments of clients.
A strong focus will be devoted to pursue high levels of operating efficiency.
In the next four years, Eni plans to invest approximately euro 0.75 billion in the upgrading of its network, targeting to build and acquire new service stations, highgrade/restructure existing ones, and to adequate them to applicable environmental standards and regulations.
By 2010, Eni expects to have a retail network	composed of approximately 4,360 service stations with an average throughput of approximately 2.7 bl per outlet.

As for “premium price” products, Eni intends to enhance its “Blu fuel” line of products by launching a new diesel fuel with high environmental quality and engine performance.
In 2006, sales of BluDiesel – a high performance virtually sulphur free diesel fuel that improves engine performance – on the Agip branded network amounted to approximately 840 bl (760 mmtonnes), a decline of 14.8% from 2005 due mainly to the increasingly high sensitivity of consumers to the price of fuels in light of their remarkable increase in the year. At 2006 year-end, service stations marketing BluDiesel were 4,061 (about 4,000 at 2005 year-end) corresponding to approximately 93% of Eni’s Agip branded network.
Retail volumes of BluSuper – a high performance and low environmental impact gasoline – amounted to about 114 mml (98 ktonnes), down 9% from 2005,

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showing a trend similar to the one of BluDiesel. At 2006 year-end, service stations marketing BluSuper were 2,316 (about 1,719 at December 31, 2005) corresponding to approximately 53% of Eni’s network.

In January 2006 Eni started the experimental marketing of Ad-Blue®, a water solution containing urea for technologically advanced heavy duty vehicles.
This additive, compatible with the new characteristics of most trucks built in Europe, reacts with exhaust gases reducing emissions and consumption and improving engine performance.
In 2006 Eni continued its Do-It-Yourself campaign which enables customers accessing self-service outlets with an electronic card to obtain price discounts or gifts (under agreements with Vodafone and Coop) in proportion to the total amount of purchased fuel. Further bonuses are offered to the most faithful customers. At year-end the number of active cards was about 3.9 million; turnover on cards increased by 3% from 2005. The amount of fuel purchased with cards was approximately 39% of all fuels marketed on Agip branded service stations joining the campaign, corresponding to about 31% of total Agip throughput.

You&Agip
In March 2007, Eni launched its You&Agip promotional campaign designed to boost customer loyalty to the Agip brand. It is an innovative formula intended to outperform traditional loyalty programmes for motorists, mainly by cancelling the usual time limits, as it is set to last for the next three years until December 31, 2009. Furthermore, the list of prizes will be kept constantly updated thanks to the high numbers of partners joining the initiative. Just to mention a few qualifying features of the You&Agip programme, customers can decide how to accumulate points, when to spend them and what kind of reward to choose. Points can be accumulated not only by buying fuels, but also by buying all the other services and wares sold at AgipCafè outlets.
In 2006, Eni continued the initiative of the European Multicard Routex paying card addressed to professional transport (transporters and car fleets) with sales of 1.5 bl (up 4.7% from 2005), and the number of customers provided with this card increased by about 2,000 to 52,000 users at year end. Multicard is used internationally and is part of the international Routex consortium, made up by Agip, Aral, BP, OMV and Statoil.
Eni continued the development of its non oil-retail activities aimed at promoting the development of its network in line with European standards, such as the diffusion of self-service facilities, high-tech car care systems and services to customers, in particular 1,000 cafè	and fast food outlets as well as innovative commercial outlets. To this end Eni owns master franchisor rights with exclusive rights for the oil sector for the “Pans & Co” brand, a leader in quality fast food outlets. Eni’s network contains 13 Pans & Co outlets and 32 McDonald’s outlets both on ordinary and motorway assets.
In 2006, a total of 70 new affiliations were added to the AgipCafè® branded outlets and by year end a total of 340 franchises. Moreover, 9 new convenience stores under the “SpazioAgip®” brand name were opened, thus reaching a total of 23 locations. Also 45 new car-wash facilities were opened on Agip owned service stations, thus reaching a total of 715 units. In particular the travellers who stop at Agip branded stations along the motorways can access a wide range of services: AgipCafè, l’Angolo del Buongustaio, SpazioAgip, RistorAgip, BabyRoom and special rest areas dedicated to motor homes.
Eni has also developed the AgipTruck Point, large-format specialized service stations for heavy duty vehicles where facilities have been created for truck drivers such as secure parking and IT services.
In the next four years Eni intends to continue the development of its non-oil activities and expects to provide 57% of its Agip branded network with these facilities by 2010 (53% in 2006).

REST OF EUROPE
In 2006, retail volumes of fuels marketed in the rest of Europe totalled 4.8 bl (3.82 mmtonnes).
At December 31, 2006, Eni’s retail marketing network outside Italy was represented by 1,938 service stations with an average throughput of 2.5 mml.
The areas where Eni’s presence is significant are South-Central Germany with a 4.4% market share, Spain with 3.2%, Austria with 7.2%, Switzerland with 5.8% and South-Western France with 1.2% on national base.
In recent years, Eni’ s strategy focused on selectively growing its market share, also by means of acquisition of assets, in European areas with interesting profitability perspectives mainly in Central-Eastern Europe (in particular Southern Germany, Austria, the Czech Republic and Hungary) in South-Eastern France and the Iberian Peninsula. In pursuing such growth, Eni has been able to reap synergies deriving from said areas being close to Eni’s production and logistic facilities. Over the past five years, retail volumes of refined products marketed in the rest of Europe have grown more than 50% (equal to a 9% compound average growth rate).
By 2010 Eni expects to market approximately 5.6 bl. Growth in volumes will be achieved through acquisitions, leasing and construction of new service stations with high quality standards,

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automation and throughput, also leveraging on marketing campaigns aimed at enhancing the Agip brand perception on markets.
By 2010 Eni plans to have a network of approximately 2,180 service stations with an average throughput of 2.6 bl. Non-oil activities in the rest of Europe are carried out under the “CiaoAgip” brand name in 1,158 service stations, of these 328 are in Germany and 169 in France with a 60% coverage of the network and the virtually complete coverage of owned stations.

MultiEnergy
The attention paid to environmental considerations led to the construction of Multienergy service stations that are equipped with solar panels able to provide all the energy necessary for their functioning and that sell a full range of fuels with a significant environmental value.
The inauguration of the Agip MultiEnergy service station at the Infraserv Höchst industrial park in Germany, marks the conclusion of the first phase of the “Zero Regio” project, which has the support of the European Commission, for the construction of an innovative “multifuel” station for the supply and trial of zero emission vehicles fuelled with hydrogen.

4. Other businesses

Wholesale marketing and other sales
Eni markets gasoline and other fuels on wholesale markets, including diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels, gasoline and fuel oil. Major customers are wholesalers, agricultural users, manufacturing industries, public utilities and transports.
Eni provides its customers with its expertise in the area of fuels with a wide range of products that cover all market requirements. Along with traditional products provided with the high quality Eni standard, there is also an innovative low environmental impact line, which includes AdvanceDiesel especially targeted for heavy duty public and private transports.
Customer care and product distribution is supported by a widespread commercial and logistical organization present all over Italy and articulated in local marketing offices and a network of agents and concessionaires.
In 2006 volumes marketed on wholesale markets in Italy, which excludes the Avio and Bunker businesses, were 8.22 mmtonnes down 610 ktonnes from 2005, or 7%, due mainly to a decline in domestic consumption related to mild weather conditions in the fourth quarter of the year.	Sales volumes on wholesale markets outside Italy were 4.27 mmtonnes, up approximately 100 ktonnes from 2005, or 2.6%, reflecting mainly higher sales in Germany and Spain.
Eni also markets jet fuel directly at 38 airports, of which 27 in Italy. In 2006, these sales amounted to 2.18 mmtonnes (of which 1.84 mmtonnes in Italy) up approximately 200 ktonnes.
Eni is active also in the international market of bunkering, marketing marine fuel in 38 ports, of which 23 in Italy. In 2006 marine fuel sales were 1.9 mmtonnes (1.24 in Italy) increasing 100 ktonnes.
Other sales were 22.09 mmtonnes of which 19.48 mmtonnes referred to sales to oil companies and traders, and 2.61 mmtonnes supplies to the petrochemical sector.

LPG
In Italy Eni is leader in LPG production, marketing and sale with 589 ktonnes sold for heating and automotive use (under the Agip brand and wholesale) equal to an 18% market share. Additional 350 ktonnes of LPG were marketed through other channels mainly to oil companies and traders.
LPG activities in Italy are supported by direct production, availability from 11 bottling plants and a number of owned storage sites in addition to products imported at coastal storage sites located in Livorno, Naples and Ravenna.

Lubricants
Eni operates 8 (owned and co-owned) blending plants, in Italy, Europe, North and South America, Africa and the Far East which manufacture finished and fatty lubricants. With a wide range of products composed of over 650 different blends, Eni masters international state-of-the-art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing).
In Italy Eni is a leader in the manufacture and sale of lubricant bases. Base oils are manufactured primarily at its refinery in Livorno. Eni also owns one facility for the production of additives and solvents in Robassomero.
In 2006, retail and wholesale sales in Italy amounted to 136 ktonnes with a 24.9% market share. Eni also sold approximately 4 ktonnes of special products (white oils, transformer oil and anti-freeze fluids). Outside Italy sales amounted to approximately 102 ktonnes, of these about 50% were registered in Europe (mainly Germany, Netherlands and Spain).

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Refining system in 2006
Ownership share (%)	Conversion equivalent (%)	Primary balanced refining capacity share (kbbls/g)	Primary balanced refining capacity total (kbbls/d)	Fluid catalytic cracking FCC (kbbls/d)	Residue Conversion (kbbls/d)	Go-Finer (kbbls/d)	Mild Hydro- cracking/ Hydro- cracking (kbbls/d)	Visbreaking/ Thermal Cracking (kbbls/d)	Coking (kbbls/d)
Wholly-owned refineries		58.9	534	534	69	21	36	29	65	47
Italy
Sannazzaro	100	46.2	170	170	34			29	28
Gela	100	143.5	100	100	35		36			47
Taranto	100	61.1	110	110		21			35
Livorno	100	11.4	84	84
Porto Marghera	100	22.8	70	70					22
Partially owned refineries (1)		50.9	177	804	172	24	27	55	96
Italy
Milazzo	50	72.3	80	160	41	24		33
Germany
Ingolstadt/Vohburg/Neustadt (Bayernoil)	20	32.6	52	258	58				33
Schwedt	8.33	41.8	19	223	49		27		49
Czech Republic
Kralupy/Litvinov (Ceska Rafinerska)	16.3	28.8	27	163	24			22	14
Total Refineries		57.0	711	1,338	241	45	63	84	181	47

(1)	Capacity of conversion plants is 100%.

Refining capacity	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Balanced capacity at period end (1)	(kbbl/d)	853	859	859	859	814	654	681	681	701	711
Balanced capacity of wholly-owned refineries at period end		664	664	664	664	664	504	504	504	524	534
Processing at wholly-owned refineries		621	681	640	659	645	501	502	535	547	543
Balanced capacity utilization of wholly-owned refineries	(%)	94	103	96	99	97	99	100	100	100	100

Petroleum products availability	(mmtonnes)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Italy
Refinery intake in wholly-owned refineries	31.10	34.05	32.00	32.93	32.24	30.09	25.09	26.75	27.34	27.17
Refinery intake for third parties	(3.50)	(3.24)	(2.78)	(3.41)	(1.45)	(1.88)	(1.72)	(1.50)	(1.70)	(1.53)
Refinery intake in non-owned refineries	8.00	7.90	8.08	8.41	5.92	6.27	8.43	8.10	8.58	7.71
Consumption and losses	(2.00)	(1.94)	(2.07)	(2.11)	(1.95)	(1.91)	(1.64)	(1.64)	(1.87)	(1.45)
Products available	33.60	36.77	35.23	35.82	34.76	32.57	30.16	31.71	32.35	31.90
Purchases of finished products and change in inventories	6.75	5.74	5.45	4.30	5.19	6.27	5.86	5.07	4.85	4.45
Finished products transferred to foreign cycle	(4.20)	(6.51)	(5.23)	(4.58)	(4.96)	(5.56)	(5.19)	(5.03)	(5.82)	(5.35)
Consumption for power generation						(1.74)	(1.07)	(1.06)	(1.09)	(1.10)
Sales	36.15	36.00	35.45	35.54	34.99	31.54	29.76	30.69	30.29	29.90
Outside Italy
Products available	2.80	3.33	3.08	3.07	3.02	2.98	3.36	4.04	4.33	4.37
Purchases of finished products and change in inventories	8.45	8.35	8.06	10.27	10.27	12.16	12.12	13.78	11.19	11.51
Finished products transferred from Italian cycle	4.20	6.51	5.23	4.58	4.96	5.56	5.19	5.03	5.82	5.35
Sales	15.45	18.19	16.37	17.92	18.25	20.70	20.67	22.85	21.34	21.23
Sales in Italy and outside Italy	51.60	54.19	51.82	53.46	53.24	52.24	50.43	53.54	51.63	51.13

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Petroleum products sales in Italy and outside Italy	(mmtonnes)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Retail marketing	12.09	12.02	11.85	11.57	11.64	11.14	10.99	10.93	10.05	8.66
Wholesale marketing	11.3	11.73	11.42	11.1	11.24	10.64	10.35	10.7	10.48	10.06
	23.39	23.75	23.27	22.67	22.88	21.78	21.34	21.63	20.53	18.72
Petrochemicals	5.97	5.75	5.38	4.93	4.23	3.82	2.79	3.05	3.07	2.61
Other sales (1)	6.79	6.5	6.8	7.94	7.88	5.94	5.63	6.01	6.69	8.57
Sales in Italy	36.15	36	35.45	35.54	34.99	31.54	29.76	30.69	30.29	29.90
Retail marketing rest of Europe	2.25	2.35	2.36	2.35	2.47	2.57	3.02	3.47	3.67	3.82
Retail marketing Africa and Brazil	0.68	1.11	1.55	1.43	1.71	1.44	1.18	0.57
	2.93	3.46	3.91	3.78	4.18	4.01	4.2	4.04	3.67	3.82
Wholesale marketing outside Italy	6.17	6.2	6.4	5.46	5.55	5.65	6.01	5.3	4.50	4.60
	9.1	9.66	10.31	9.24	9.73	9.66	10.21	9.34	8.17	8.42
Other sales (1)	6.35	8.53	6.06	8.68	8.52	11.04	10.46	13.51	13.17	12.81
Sales outside Italy	15.45	18.19	16.37	17.92	18.25	20.7	20.67	22.85	21.34	21.23
	51.6	54.19	51.82	53.46	53.24	52.24	50.43	53.54	51.63	51.13

(1)	Includes bunkering consumption for power production (until 2001) and sales to oil companies. From 2002, includes also sales of MTBE.

Retail and wholesale sales by product in Italy and outside Italy	(ktonnes)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Italy
Retail sales	12.09	12.37	11.85	11.57	11.64	11.14	10.99	10.93	10.05	8.66
Gasoline	7.68	7.76	7.23	6.74	6.53	5.98	5.49	5.09	4.35	3.38
Gasoil	3.92	4.12	4.22	4.43	4.74	4.83	5.23	5.61	5.49	5.09
LPG	0.45	0.46	0.37	0.38	0.35	0.31	0.26	0.22	0.20	0.18
Lubricants	0.04	0.03	0.03	0.02	0.02	0.02	0.01	0.01	0.01	0.01
Wholesale sales	11.30	11.38	11.42	11.10	11.24	10.64	10.35	10.70	10.48	10.06
Gasoil	4.82	4.95	5.01	4.85	5.12	4.88	4.78	4.89	4.86	4.60
Fuel oil	2.64	2.56	2.25	2.15	2.12	2.05	1.66	1.80	1.50	1.27
LPG	0.55	0.50	0.50	0.48	0.48	0.46	0.45	0.46	0.46	0.41
Gasoline	0.13	0.08	0.24	0.21	0.17	0.16	0.17	0.15	0.16	0.15
Lubricants	0.17	0.16	0.15	0.16	0.15	0.14	0.13	0.13	0.13	0.13
Other	2.99	3.14	3.27	3.25	3.20	2.94	3.16	3.27	3.37	3.50
Outside Italy (retail + wholesale)
Gasoline	2.28	2.28	2.39	2.16	2.39	2.27	2.37	2.32	2.14	2.06
Gasoil	3.49	3.83	4.01	3.92	4.30	4.49	5.10	4.96	4.71	4.90
Jet fuel	0.52	0.35	0.43	0.47	0.43	0.39	0.39	0.47	0.34	0.34
Fuel oil	0.38	0.33	0.26	0.26	0.22	0.21	0.20	0.15	0.12	0.23
Lubricants	0.15	0.11	0.12	0.13	0.11	0.13	0.16	0.11	0.10	0.10
LPG	1.71	1.79	1.86	1.86	1.82	1.78	1.72	1.09	0.44	0.46
Other	0.57	0.98	1.25	1.14	0.47	0.41	0.27	0.24	0.32	0.33
Total	9.10	9.66	10.31	9.94	9.73	9.67	10.21	9.34	8.17	8.42

Contents

ENI FACT BOOK / REFINING & MARKETING - MAIN DATA

Number of service stations	(units)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Italy	10,615	9,828	9,425	9,045	8,351	7,710	7,290	7,244	4,349	4,356
ordinary stations:	10,345	9,563	9,160	8,783	8,157	7,546	7,134	7,097	4,204	3,194
- Agip brand	6,519	6,044	5,772	5,561	5,374	4,954	4,215	4,186	4,204	3,194
- IP brand	3,826	3,519	3,388	3,222	2,783	2,592	2,919	2,911
highway stations:	270	265	265	262	194	164	156	147	145	142
- Agip brand	192	189	189	189	152	127	146	143	145	142
- IP brand	78	76	76	73	42	37	10	4
Outside Italy	2,141	3,156	3,064	3,040	3,356	3,052	3,357	1,896	1,933	1,938
Central Europe	1,112	1,081	1,044	1,007	988	1,013	1,230	1,309	1,318	1,329
Iberian Peninsula	186	192	200	201	202	198	357	356	373	358
Eastern Europe	121	142	145	165	185	223	226	231	242	251
Africa	722	685	593	262	262
Latin America		1,056	1,082	1,405	1,719	1,618	1,544
	12,756	12,984	12,489	12,085	11,707	10,762	10,647	9,140	6,282	6,294

Average throughput	(kl/number of service stations)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Italy	1,405	1,475	1,530	1,565	1,643	1,707	1,813	1,863	1,770	2,463
Rest of Europe	2,042	2,141	2,200	2,210	2,303	2,276	2,378	2,393	2,426	2,486
Brazil		1,122	1,074	856	914	967	942
Africa	926	1,080	1,079	1,515	1,943
Average throughput outside Italy	1,753	1,661	1,586	1,524	1,563	1,585	1,671	2,393	2,426	2,486
Average throughput	1,463	1,512	1,543	1,555	1,621	1,674	1,771	1,970	1,926
Average throughput Agip branded network	1,522	1,560	1,606	1,615	1,685	1,861	2,109	2,488	2,479	2,470
Italy	1,450	1,519	1,616	1,662	1,757	2,014	2,410	2,527	2,509	2,463
Outside Italy	1,753	1,662	1,586	1,524	1,563	1,585	1,671	2,393	2,427	2,486

Market shares in Italy	(%)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006

Retail	43.4	41.7	41.0	40.2	39.7	37.5	36.6	36.3	29.7	29.3
Gasoline	43.9	42.4	41.4	40.6	40.1	37.7	36.2	35.5	27.5	27.2
Gasoil	43.3	42.3	41.7	41.3	40.9	38.6	38.4	38.2	32.3	31.6
LPG (automotive)	37.7	27.9	28.3	26.6	25.4	23.8	22.0	20.0	17.9	18.1
Wholesale	23.1	23.3	24.4	24.0	25.6	23.9	24.1	27.0	28.0	26.9
Gasoil	35.5	35.5	35.0	34.5	35.4	34.7	33.1	33.0	32.8	31.2
Fuel oil	11.0	10.8	11.6	12.9	14.9	13.3	12.6	17.7	17.9	15.2
Domestic market share	30.5	30.1	30.9	30.4	31.5	29.5	29.5	31.3	29.0	28.2
Total market share (retail + wholesale)
Gasoline	43.9	43.6	42.2	41.3	40,8	38.3	36,8	36.0	28.2	27.8
Gasoil	38.6	38.5	38.0	37.6	38.1	36.8	35.9	35.9	32.8	31.7
LPG	29.8	24.8	22.9	22.0	22.0	20.9	19.4	19.1	18.8	18.0

Retail market shares outside Italy	(%)	1998	1999	2000	2001	2002	2003	2004	2005	2006

Central Europe
Austria	8.1	7.7	7.1	7.7	8.1	8.2	8.0	7.4	7.2
Switzerland	6.4	6.6	6.8	6.4	6.0	5.7	5.7	5.7	5.8
Germany	2.6	2.6	2.6	2.7	2.6	3.1	3.8	4.1	4.4
France	0.4	0.4	0.4	0.6	0.8	1.1	1.2	1.1	1.2
Eastern Europe
Hungary	4.5	4.3	4.1	4.5	6.1	6.7	6.4	6.0	6.3
Czech Republic	4.2	4.3	4.3	4.3	5.7	4.9	5.2	5.5	5.9
Romania	1	0.9	1	1.1	1.1	0.9	..	..	..
Slovenia						1.0	1.3	1.7
Iberian Peninsula
Spain	1.7	1.7	1.8	1.6	1.6	2.2	3.0	3.1	3.2
Portugal	2.1	2	1.7	1.6	1.5	0.9	1.0	0.9	0.7

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION

Key performance indicators	2004	2005	2006
Net sales from operations (a)	(million euro)	5,696	5,733	6,979
Operating profit		203	307	505
Adjusted operating profit		215	314	508
Adjusted net profit		252	328	400
Capital expenditure		186	349	591
ROACE adjusted	(%)	10.5	12.0	12.8
Orders acquired:	(million euro)	5,784	8,395	11,172
- Offshore construction		2,867	3,096	3,681
- Onshore construction		2,535	4,720	4,923
- Offshore drilling		107	367	2,230
- Onshore drilling		275	21	338
Order backlog:		8,521	10,122	13,191
- Offshore construction		3,420	3,721	4,283
- Onshore construction		4,488	5,721	6,285
- Offshore drilling		317	382	2,247
- Onshore drilling		296	298	376
Employees at year end	(unit)	25,819	28,684	30,902

(a)	Before elimination of intersegment sales.

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION

STRATEGIES
Eni operates in engineering, oilfield services and construction both offshore and onshore through Saipem, a company listed on the Italian Stock Exchange (Eni’s interest 43%). Saipem boasts a strong competitive position in the relevant markets thanks to technological and operational skills, engineering and project management capabilities and ability to operate in complex environments, owing also to the integration with Snamprogetti. Leveraging on these strengths and rising demand for drilling equipment and oilfield services, Saipem intends to carry out the following fundamental strategies:

  Consolidate its competitive positioning in the field of large offshore and onshore projects for the development of hydrocarbon fields;

  Develop its presence in the strategic field of gas monetization and heavy crude upgrading, including expansion in floating LNG treatment systems for liquefaction and regasification of LNG;

  Intensify efficiency improvement actions in all its activities, in particular by reducing supply and execution costs while maintaining a high utilization rate of equipment and improving its flexible structure in order to reduce the impact of possible negative cycles; and

  Support Eni’s investment plans.

In order to carry out these strategies, Saipem expects to invest approximately euro 3.5 billion to further expand the geographical reach and operational features of its world-class fleet over the next four years.

2006 Highlights

Adjusted net profit was euro 400 million, up euro 72 million from a year ago or 22%, reflecting a better operating performance against the backdrop of favorable trends in the demand for oilfield services.

Return on average capital employed calculated on an adjusted basis was 12.8% in 2006, up 12% from 2005.

Orders acquired amounted to euro 11,172 million, up euro 2,777 million from 2005 (+33.1%), in particular in onshore activities.
Order backlog was euro 13,191 million at December 31, 2006 (euro 10,122 million at December 31, 2005).

In February 2007, a contract for the construction of a new pipelayer has been signed. The unit, with a carrying capacity of 25 ktonnes and a lifting capacity of 600 tonnes by means of crane, will be manufactured in China.

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION - BUSINESS AREAS

Dimensions:
Length: 198 m
Breadth: 87 m
Depth to main deck: 45 m
Transit draft: 10.5 m
Operational draft: 27.5 m

Dynamic positioning: DP (AAA) Lloyds Register; IPD 3 R.I.Na.; Class 3 Norwegian Maritime Directorate notations. Power plant: total power plant 70,000 kW, 10,000 Volt; 12 diesel generators on heavy fuels divided in 4 fire segregated engine rooms; classified UMS. Ballast system: computer controlled system with simultaneous capabilities comprising 4 x 6,000 t/h ballast pumps, fully redundant.	Lifting facilities main crane: 2 twin S 7000 model fully revolving bow mounted Amhoist cranes; main blocks tandem lift: 14,000 t; main block single lift: 7,000 t revolving at 40 m rad./41 m; tieback 6,000 t revolving at 45 m rad./50 m. Lowering capability to 450 m below sea level. Whip hook: 120 t revolving at 150 m rad. J-Lay system: pipe diameter range from 4” to 32”; main laying tension system 525 t with tensioners, up to 2,000 t with friction clamps; laying tower angle 90º-110º; number of welding stations: 1; pipe storage capacity up to 6,000 t. Maximum laying depth: 3,000 m.	Dimensions:
Length overall: 152 m
Breadth: 65 m
Depth to main deck: 29.8 m
Operational draft: 7.8-15.5 m
Deck load capacity: up to 3,600 t

Propulsion/positioning system: number of thrusters: 4 azimuthal variable pitch. Thruster capacity: 2,060 kW/37 t thrust. Pipe tensioning system: type of tensioners: Remacut DC electric; tensioner capacity: 3 x 110 t each; pipe diameter capacity: up 60”. Pipe abandonment/retrieval system: type of winch: Tesmec DC electric; winch capacity: 300 t constant tension. Cranes/pipe handling system: number of cranes: 2 fully revolving; crane type: deck mounted; crane capacity: 60 t with 50 m boom. Maximum laying depth: 1,150 m.

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION - BUSINESS AREAS

Business areas

Offshore construction
Saipem has gained a sound competitive positioning in the market of large, complex projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills, supported by a world-class fleet, the ability to operate in complex environments, and engineering and project management capabilities acquired on the market over recent years. Saipem intends to enhance its market share by means of strengthening its EPIC oriented business model and its relationships with major oil companies and NOCs. Higher levels of profitability are expected to be achieved through outsourcing certain engineering and building activities to low cost centers. Investments will be focused on constantly upgrading and improving technical characteristics and capabilities of Saipem’s world-class fleet, and to build local construction centers.

In 2006, revenues were euro 3,033 million accounting for 43% of total revenues. This business delivered a gross margin of euro 366 million, corresponding to 55% of total gross margin, higher than the euro 296 million result reported in 2005. This increase reflected higher activity in the Caspian region and Nigeria.

Among the major orders acquired in 2006 were:
  a contract for the conversion of an oil tanker into an FPSO unit with production capacity of 1.8 mmbbl for the development of the offshore Gimboa field in Angola for Sonangol P&P;
  an EPIC contract for Burullus Gas Co for the construction of underwater systems for the development of eight new wells within the expansion plan of the Scarab/Saffron and Simian fields offshore in the Nile Delta;
  an EPIC contract for CNR International Limited for the construction of three wellhead towers, a support platform, and interconnecting pipelines and umbilicals within the development of the offshore Olowi field in Gabon.

Dimensions:
Length overall: 148.5 m
Breadth overall: 54.9 m
Depth to main deck: 2.8 m
Maximum deck load: 5,700 t

Pipelay equipment: 3 x 75 t tensioners, 11 work stations (welding, x-ray and field joint coating). Double jointing system with 8 work stations. Above water tie-in capability (optional). Dual lay welding line and ramp (optional). Abandonment and recovery winch: 275 t. Lifting facilities: fitted with 4 revolving pedestal cranes (1 x 318 t and 3 x 37 t) mounted at each corner of the main deck for pipe handling and general lifting. Pipe handling davits may also be mounted on the main deck to facilitate above water tie-ins. “S-lay” technique. Pipe diameter: max 60”. Maximum laying depth: 600 m.	Dimensions:
Length overall: 156 m
Breadth: 30 m
Operational draft: 12.4 m
Displacement: 26,608 t at operating draft
Payload: 4,300 t at 7.40 draft

Dynamic Positioning: Dynpos Autro, Dynpos Autr, 2 DGPS, 2 Lras HIPAP - 2,500 m interfaces available for Taut Wire, Artemis, Fan Beam. Lifting capabilities: main crane AMClyde KPT660: main hook SWL: 600 t at 30 m, 300 t at 55 m; auxiliary cranes: 2 Liebherr CBO3100-50 Litronic SWL 50 t at 20 m, SWL 30 t at 38 m; 2 Liebherr RL-S 20/20 Litronic; starboard side fixed boom SWL 20 t at 20 m, portside telescopic boom SWL 15 t at 16 m. Pipelay equipment: 5 work stations + one in option; rigid pipe: 4 pipes string J-lay tower system, SWL 320 t, 3,000 m w.d., max. o.d. 22”; flexible pipe: laying through Gutter and 3 x retractable four tracks tensioners total SWL 270 t, max. i.d. 17”. Assembly station has openings to allow the passage of 4 x 3 x 6 m special items.

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION - BUSINESS AREAS

Offshore construction
Saipem operates in the construction of plants for hydrocarbon production (separation, stabilization, collection of hydrocarbons, pumping stations, water injection) and treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipelines, compression stations, terminals). Saipem intends to capture opportunities arising from expected increasing demand from oil majors, by leveraging on its solid competitive position and integration with Snamprogetti engineering capabilities.
In 2006, revenues were euro 3,333 million accounting for 48% of total revenues. Gross margin came in at euro 147 million as compared to euro 73 million in 2005. This increase reflected higher activity levels related essentially to the start-up of certain large projects acquired in 2005.	Among the major orders acquired in 2006 were:
  an EPC contract for Saudi Aramco for the construction of four trains for gas and crude;
  separation with a total capacity of 1.2 mmbbl/d and production facilities within the development of the onshore Khursaniyah field in Saudi Arabia;
  an EPC contract for Shell Petroleum Development Company of Nigeria for the laying of pipelines, flowlines and composite fibre optic and high voltage electrical cables within the development Gbaran project. The contract was won in consortium with Desicon Engineering Ltd;
  an EPC contract for Canaport LNG for the construction of a regasification terminal, inclusive of auxiliary facilities for gas offloading, pumping, vaporization and transmission, in addition to two storage tanks. The contract was won in consortium with the Canadian company SNC - Lavalin.

Dimensions: Hull length: 60.8 m Beam: 56.5 m Depth: 6.7 m Length of legs (including footing): 126.1 m Operating performance: Drilling depth: 6,500 m Water depth max: 90 m Variable load: 1,500 t	Dimensions:
Length overall: 228 m
Breadth, moulded: 42 m
Depth, moulded: 19 m
Operating draft: 12 m
Displacement: 96,455 t
Variable load: over 20,000 t
Oil storage capacity: 140,000 bbl

Operating performance:
Drilling depth: 9,200 m
Water depth max: 3,000 m

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION - BUSINESS AREAS

Offshore drilling
Saipem provides offshore drilling services to oil companies mainly in West Africa, the North Sea and the Mediterranean Sea. It boasts significant market positions in the most complex segments of deep and ultra-deep offshore leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling holes at a maximum depth of 9,200 meters. Demand for drilling services is expected to increase in future years reflecting exploratory plans of oil majors, leading to a substantial rise in tariffs due to equipment shortage. In view of this, Saipem is planning to built a new drilling rig capable of reaching a 10,000 meter drilling depth. In 2006, revenues were euro 365 million accounting for 5% of total revenues. Gross margin amounted to euro 119 million as compared to euro 65 million in 2005.	This increase was supported by higher tariffs for the Scarabeo 3 and Scarabeo 5 semi-submersible platforms and higher activity levels of the Perro Negro 5 jack-up and Scarabeo 4 semi-submersible platform.

The most significant contracts awarded during the period include:
  a 16-month long contract for the use of the semisubmersible drilling platform Scarabeo 7 in Nigeria for ExxonMobil;
  a 49-month long contract for the use of the semisubmersible drilling platform Scarabeo 5 in Norway for Statoil;
  a 27-month long contract for the use of the semisubmersible drilling platform Scarabeo 3 in Nigeria for Addax Petroleum.

Dimensions:
Pontoon length:  111 m
Pontoon breadth: 14.3 m
Pontoon height: 9.5 m
Main hull length: 80.8 m
Main hull breadth: 68.8 m
Main hull depth: 7.3 m

Operating performance:
Dynamic assisted mooring up to 900 m w.d.
Dynamic positioned mode up to 2,000 m w.d.
Maximum drilling depth: 9,000 m
Water depth max: 2,000 m
4,300 t variable deck load in all conditions, under the most stringent codes.	Dimensions:
Displacement: 38,100 t
Main deck width: 61.3 m
Main deck length 77.5 m
Main deck depth: 4.5 m
Variable deck load: 4,000 t

Operating performance:
Drilling depth W/5” DP: 25,000 ft
Drilling depth: 8,000 m
Water depth max: 1,500 m
Positioning system: automatic thruster assisted 8 leg mooring system.

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION - BUSINESS AREAS

Onshore drilling
Saipem operates in this area as main contractor for the major international oil companies executing its activity mainly in Saudi Arabia, North Africa and Peru, where it can leverage on its knowledge of markets, long-term relations with customers and integration with other business areas.	In 2006, revenues were euro 248 million accounting for 4% of total revenues. Gross margin amounted to euro 38 million as compared to euro 26 million in 2005, reflecting a higher activity level.
The contracts awarded during the period amounted to euro 338 million.

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION

Main operating data	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Offshore pipelines laid	(km)	1,610	2,009	979	276	781	1,798	1,409	1,634	883	1,514
Onshore pipelines laid	(km)	1,221	873	1,303	483	552	687	612	465	1,005	871
Offshore structures installed	(tonne)	108,745	65,331	111,164	57,087	73,028	55,960	118,211	172,664	134,602	120,453
Onshore structures installed	(tonne)	36,024	30,514	30,767	13,000	18,120	30,060	29,930	15,888	7,112	5,242
Offshore drilling	(km)	99	94	88	96		125	129	130	114	126
Onshore drilling	(km)	178	167	63	147	190	348	386	455	548	599
Offshore wells drilled	(unit)	25	52	53	50	36	50	59	59	67	75
Onshore wells drilled	(unit)	43	78	30	44	55	100	119	150	213	236

Construction vessels
Name	Type	Laying technique	Transport/lifting capability (t)	Maximum laying depth (m)	Pipelaying maximum diameter (inches)
Castoro 2	Derrick/lay barge		1,000		60
Castoro 6	Semi-submersible large diameter pipelay vessel	S	300	1,150	60
Castoro 8	Crane and pipelay vessel	S	2,177	600	60
Castoro 9	Launching/cargo barge		5,000
Castoro 10	Trench/pipelay barge			300	40
Castoro XI	Launching/cargo barge		15,000
Crawler	Derrick/lay barge		540		48
Saipem 3000	Multipurpose monohull crane, DP (J, S, reel-lay) and lifting vessel	Reel, J, S	2,200	3,000	6
S. 42	Launching/cargo barge		8,000
S. 44	Launching/cargo barge		30,000
S. 45	Launching/cargo barge		20,000
Saipem 7000	Semi-submersible crane and pipelaying (J-lay) DP vessel	J	14,000	3,000	32
Semac 1	Semi-submersible pipelay barge	S	318	600	58
BAR Protector	DP dive support vessel
Saibos FDS	Multipurpose monohull dynamically positioned crane and pipelay (J-lay) vessel for the development of hydrocarbon fields in deep water	J	600	3,000	22
Saibos 230	Mobile crane barge for small-diameter pipelaying
Saibos 103	Launching/cargo barge
BOS 600	Launching/cargo barge		30,000
BOS 355	Crane and pipelay vessel		540		48
C12	Pipelay vessel			1.4	40
Trenching barge	Trench/cargo barge			1.4	40
ERSAI 1	Crane vessel		1,600

Contents

ENI FACT BOOK / ENGINEERING & CONSTRUCTION

Drilling vessels
Name	Type	Drilling plant	Maximum depth (m)	Drilling maximum (m)	Other	Crew number maximum (unit)
Perro Negro 2	Self elevating, triangular mobile drilling unit (Jack up)	Oilwell E 2000	90	6,500	Heliport provided	112
Perro Negro 3	Self elevating cantilever drilling platform (Jack up)	Ideco E 2100	90	6,000	Heliport provided	87
Perro Negro 4	Self elevating drilling platform (Jack up)	National 110 UE	45	5,000	Heliport provided	60
Perro Negro 5	Self elevating drilling platform (Jack up)	National 1320 UE	90	6,500	Heliport provided	72
Scarabeo 3	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided	90
Scarabeo 4	Semi-submersible drilling platform helped propulsion system	National 1625 DE	550	7,600	Heliport provided	90
Scarabeo 5	Semi-submersible drilling platform helped propulsion system	Emsco C 3	1,900	8,000	Heliport provided	100
Scarabeo 6	Semi-submersible drilling platform helped propulsion system	Oilwell E 3000	500	7,600	Heliport provided	91
Scarabeo 7	Semi-submersible drilling platform helped propulsion system	Wirth SH 3000 EG	1,500	8,000	Heliport provided	107
Saipem 10000	Ultra deep water drillship, self propelled, dynamic positioning	Wirth GH 4500 EG	3,000	9,200	Oil storage capacity: 140,000 bbl; heliport provided	160

Contents

ENI FACT BOOK / TECHNOLOGICAL INNOVATION

Technological innovation

Eni’s commitment to technological research and innovation underscores a fundamental belief that technology is key to increase our competitive advantage over the long term and promoting sustainable growth. Future global challenges require ingenuity and commitment: from the environmental and climate issues to the increasingly difficult access to hydrocarbon reserves large, but mainly controlled by producing countries; from the identification of relevant discontinuities in the production of energy from renewable sources to the optimization of production processes up to solution of problems existing in countries where Eni has been present for a long time or where it recently entered.
Eni is conducting research aimed primarily at reducing the costs of finding and recovering hydrocarbons, upgrading heavy oils, monetizing stranded gas and protecting the environment. Over the next four years Eni intends to invest 1.5 billion euros to support its research and development (R&D) strategy. More specifically, Eni’s main R&D fields regard:
  reserve replacement and reduction of mineral risk;
  production and monetization of non-conventional hydrocarbon reserves and optimal management of reserves with high hydrogen sulphide and sulphur content;
  delivering more gas to market, monetizing associated gas and stranded gas;
  improvement of fuel quality and performance in light of the evolution of engines to increasingly perfected and efficient systems with lower impact on the environment; and
  efficient use of fossil fuels through an improvement in refining yields and an optimal use of each fuel entailing a lower environmental impact.
Referring to environmental protection, Eni intends to develop the “Along with Petroleum” program aimed at identifying and developing research projects on the most advanced aspects of large scale use of renewable energy sources and energy efficiency. In particular, Eni expects to devote a great deal of focus on the fields of the mitigation of the greenhouse effect, through the capture and geological sequestration of carbon dioxide, the bio-fuels, the photovoltaic, the solar energy and the hydrogen production by renewable sources.
In 2006 Eni invested euro 222 million (204 in 2005), of these 39% were directed to the Exploration & Production segment, 32% to the Refining & Marketing segment, 22% to the Petrochemical segment and 7% to the Engineering & Construction segment.
At December 31, 2006, a total of 1,160 persons were employed in research and development activities.
In 2006 a total of 39 applications for patents were filed.
A description of the main technologies under development or currently applied is provided below.

Main technological innovation projects

Advanced Drilling Systems and Well Testing

Eni developed significant industrial applications of innovative technologies enabling to drill highly complex wells with greater operating efficiency.
The “Geosteering” project developed by Eni in joint venture with Shell aims at the development of technologies capable of providing geological information on not yet drilled layers, (around the scalpel up to the surface) while drilling.

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ENI FACT BOOK / TECHNOLOGICAL INNOVATION

In the first six months of 2006, various down hole prototypes have been made and in the second half of the year the technology was tested in a well. Testing is expected to continue until the first half of 2007.
Referring to drilling activities, some new technologies have been tested:
  Extreme Lean Profile, development of “slim” field techniques applicable also to fields with narrow diameter;
  Eni Circulation Device, avoiding the danger of “keep of the bars” during the drilling activity;
  Light Drill Pipe, based on the usage of aluminum bars in strongly deviated wells;
  Zero Emission Well Testing, evaluation methodology of the characteristics of a new field by fluids injection (that is to say with no emission) based on know-how and Eni’s software, instead of on conventional production tests prove “in hydrocarbons supplying”.

Numeric and High Resolution Geophysical Prospecting Techniques

The development of a simulator of oil systems “Steam 3D” has been completed. It enables to describe the evolution of complex geological structures in time. Development continued of the proprietary CRS technology (3D Common Reflection Surface Stack) that aims at allowing prospecting in areas characterized by low seismic response.
First application of the following technologies has been done:

  CSEM (Controlled Source ElectroMagnetic), which enables data collecting on the presence of pre-drilling hydrocarbons, reducing explorative risk and improving the reliability in the definition of the reservoir extension, through the measurement of the electric drag of structure in the sea field;

  “Multipoint Statistic” and “Process Oriented Modelling” improving the characterization and the localization of reserve that can be produced from a specific reservoir;

  “Integrated Asset Modelling”, which optimizes the development and the production of a field through the integration of field models and on-shore facilities;

  Regarding to the production optimization in “tight reservoirs”, first application of a proprietary technology has been made aiming to foresee the increase of productivity achievable by operations on induced fractures.

Sulphur management

In 2006 the integrated research program Sulphur and H2S management in E&P operations related to the handling of gas with high H2S content has been completed. An innovative proprietary system called Concrete Wall for the massive storage of sulphur and a bulk removal technology of H2S have been developed. In 2007 demonstration facilities for the handling and storage of sulphur are expected to be developed along with a study regarding the behavior of materials in very sour environments and under extreme pressure and temperature conditions.

Gas to Liquids (GTL)

The conversion of gas to liquids is a key technology for the use of natural gas on a large scale for the production of high quality fuels, in particular diesel fuel and therefore it receives special attention by all oil majors due to its strategic value.

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ENI FACT BOOK / TECHNOLOGICAL INNOVATION

In 2006 in cooperation with IFP/Axens, Eni completed the technology handbook for this proprietary technology for the conversion of gas to liquids via Fischer-Tropsch synthesis and the basic engineering of a 37 kbbl/d industrial unit.
In 2007 some issues will be addressed regarding the risks of the transition to the subsequent industrial scale:
  mechanic validation on the maximum industrial scale of the catalyst for the FT synthesis;
  validation of the mechanic design carried out by referenced builders of the reactor to be applied to the maximum industrial scale;
  tweak of a scheme on the treatment of water produced in the synthesis process.
Conversion of heavy crude and fractions into light products

Testing continued at the Taranto demonstration plant of Eni’s proprietary technology EST, a process of catalytic hydroconversion in the slurry phase of non conventional crude, extra heavy crude and refining residues that allows to convert asphaltenes (the hard fraction of heavy crude) totally into naphtha, kerosene, diesel fuel. In particular, a four-month test period has been carried out using a residue from a Canadian tar sand, confirming expected conversion yields and performance stability. In 2007 Eni plans to complete the collection of information for designing and building its first industrial plant.

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ENI FACT BOOK / TECHNOLOGICAL INNOVATION

Taranto demonstration plant of Eni’s proprietary technology EST

SCT-CPO Project (Short Contact Time - Catalytic Partial Oxidation)

At the Milazzo research center the SCT-CPO (partial catalytic oxidation with short contact time of liquid and gaseous hydrocarbons) technology has been validated on the pilot scale for producing hydrogen at competitive costs, also in medium to small sized plants with higher flexibility as compared to refinery feedstocks. In 2007 Eni plans to complete the collection of information for designing and building its first industrial plant.

Natural gas high pressure transport (TAP)

The TAP project will contribute to developing the most advanced long distance, high capacity, high pressure and high grade solutions with relevant targets related to:

  transport on distances over 3,000 kilometers;
  natural gas volumes to be transported of about 20-30 bcm/year;
  pressure equal to or higher than 15 MPa;
  use of high and very high grade steel.

The TAP technology is expected to allow a decrease in the consumption of natural gas used in compressor stations.

In 2006 testing continued on two infrastructures:
  one made of steel at a high resistance X80, with a length of about 10 km integrated in the system of Snam Rete Gas;
  two pilot portions (750 meters of length) made of steel at a high resistance X100, run at a constant pressure in a range of 135 to 150 bar.

After completing the pressure test on these two pilot portions, a test spreading a cracking on one of them has been scheduled.
In 2006 the first technology handbook version was published and a hypothetical 3,400-kilometer long gasline in X100 steel from the Karachaganak field (western Kazakhstan) was designed.

Environmental protection

In 2006 continued the development of technological solutions aimed at minimizing the environmental impact of the exploration, refining and utilization of hydrocarbon.
Referring to the CO2 conversion in energy vectors via biofissation, in 2007 will be evaluated the opportunity to test it on a demonstrative scale.
Among the main activities undertaken or started in 2006, the following projects are highlighted:

  Green Diesel – the project aims at the production of biodiesel in refineries by means of a new hydrocracking process using vegetable oils and will be developed in cooperation with an international partner;
  Ensolvex – aimed at the further industrial application of the process for the reclaiming of soils polluted by organic substances;
  EWMS (Early Warning Monitoring System) – in-field application of the outcome of research on remote monitoring and advanced control.

GHG Project (Green House Gases)

Work continued on the integrated Green House Gases research program, aimed at verifying the industrial feasibility of the geological sequestration of CO2 in depleted fields and salty aquifers. The technical feasibility study of the geological sequestration of CO2 has been completed and in 2007, Eni expects to start testing in the field.

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ENI FACT BOOK / TECHNOLOGICAL INNOVATION

Reformulation of fuels and lubricants

Eni continued its program to improve its “Blue” fuel line of products (BluDiesel and BluSuper). It also started a new phase of its clean diesel fuel program aiming at identifying the optimal formula for a diesel fuel with high performance and low particulate emissions using as benchmark GTL Fischer-Tropsch diesel oil (obtained from the conversion of natural gas into liquids - GTL project). Research activities will be conducted on the design of refining facilities for producing this product.
A process of hydro-dearomatization of certain refining feedstock with a high content of aromatics (e.g. the light cycle oil produced by fluid catalytic crackers) is being developed. A double-function, proprietary catalyst has been developed able to reduce hydrogen consumption and certain by-products. The project is progressing on a pilot scale.
Monitoring on the mock-up distribution of the “ADBlue” in the Agip corner sale, at Assago Ovest (MI) continued. The ADBlue (Water solution with urea at 32.5%) can be used to remove nitrogen oxide (NOx)	from exahaust gas of Diesel commercial motors with catalytic disposal for the selective reduction of NOx (Selective Catalytic Reactor).

Bio fuel and heavy crude conversion: deal with Petrobras
As part of the development of technologies aiming at the enhancement of fuel quality and at the conversion of heavy crude and fractions into light products, in March 2007 Eni signed an agreement with Petrobras, the world’s leading company in the large-scale production of bio-ethanol. The two partners will combine their proprietary technologies to jointly develop projects for the production of bio-fuels in other countries.
In addition, they will study joint projects to assess the application of the Eni Slurry Technology (EST) in Brazil in the framework of a broader partnership involving both upstream and downstream joint initiatives.

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ENI FACT BOOK / FINANCIAL DATA

Result of operations	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Net sales from operations	31,359	28,341	31,008	47,938	49,272	47,922	51,487	57,545	73,728	86,105
Other income and revenues	616	727	952	905	921	1,080	913	1,377	798	783
Total revenues	31,975	29,068	31,960	48,843	50,193	49,002	52,400	58,922	74,526	86,888
Purchases, services and other	(19,811)	(18,033)	(20,000)	(31,442)	(32,110)	(31,893)	(34,566)	(38,347)	(48,567)	(57,490)
Payroll and related costs	(3,051)	(2,917)	(2,782)	(2,786)	(2,927)	(3,103)	(3,166)	(3,245)	(3,351)	(3,650)
Total operating costs	(22,862)	(20,950)	(22,782)	(34,228)	(35,037)	(34,996)	(37,732)	(41,592)	(51,918)	(61,140)
Depreciation, amortization and writedowns	(3,768)	(4,308)	(3,698)	(3,843)	(4,843)	(5,504)	(5,151)	(4,931)	(5,781)	(6,421)
Operating profit	5,345	3,810	5,480	10,772	10,313	8,502	9,517	12,399	16,827	19,327
Net financial (expense) income	(229)	(41)	10	64	(295)	(167)	(154)	(156)	(366)	161
Net (expense) income from investments	59	396	89	33	(7)	43	(17)	820	914	903
Net extraordinary (expense) income	(198)	(245)	(528)	(512)	1,737	(29)	49
Profit before income taxes	4,977	3,920	5,051	10,357	11,748	8,349	9,395	13,063	17,375	20,391
Income taxes	(2,254)	(1,450)	(2,054)	(4,335)	(3,529)	(3,127)	(3,241)	(5,522)	(8,128)	(10,568)
Tax rate (%)	45.3	37.0	40.7	42.1	30.0	37.5	34.5	42.3	46.8	51,8
Net profit pertaining to:	2,723	2,470	2,997	6,022	8,219	5,222	6,154	7,541	9,247	9,823
- Eni	2,643	2,328	2,857	5,771	7,751	4,593	5,585	7,059	8,788	9,217
- Minority interest	80	142	140	251	468	629	569	482	459	606

Eni’s profit	2,643	2,328	2,857	5,771	7,751	4,593	5,585	7,059	8,788	9,217
Exclusion of inventory holding (gains) loss								(281)	(759)	33
Exclusion of special items:					(1,994)	330	(489)	(133)	1,222	1,162
- non-recurring (income) charges								5	290	239
- other special charges								(138)	932	923
Eni’s adjusted net profit					5,757	4,923	5,096	6,645	9,251	10,412

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ENI FACT BOOK / FINANCIAL DATA

Balance sheet (at December 31)	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Fixed assets
Property, plant and equipment, net	20,641	20,871	23,074	26,797	33,851	33,693	36,360	40,586	45,013	44,312
Other tangible assets										629
Compulsory stock								1,386	2,194	1,827
Intangible assets, net	1,689	1,776	2,175	2,391	2,850	3,175	3,610	3,313	3,194	3,753
Investments	1,482	1,382	1,446	4,223	2,740	2,797	3,160	3,685	4,311	4,246
Accounts receivable financing and securities related to operations	1,352	1,453	1,670	1,659	1,630	1,408	983	695	775	557
Net accounts payable in relation to investments	(738)	(746)	(717)	(825)	(657)	(870)	(1,018)	(888)	(1,196)	(1,090)
	24,426	24,736	27,648	34,245	40,414	40,203	43,095	48,777	54,291	54,234
Net working capital
Inventories	2,629	2,442	2,626	3,120	3,014	3,200	3,293	2,847	3,563	4,752
Trade accounts receivable	6,448	6,076	7,486	9,186	9,346	9,090	9,772	10,525	14,101	15,230
Trade accounts payable	(3,508)	(3,517)	(4,200)	(4,903)	(5,081)	(5,579)	(5,950)	(5,837)	(8,170)	(10,528)
Tax liabilities	(3,704)	(3,083)	(4,219)	(5,629)	(4,173)	(2,978)	(2,532)	(3,056)	(4,857)	(5,396)
Reserve for contingencies	(3,106)	(3,246)	(3,735)	(5,702)	(5,377)	(5,522)	(5,708)	(5,736)	(7,679)	(8,614)
Other operating assets (liabilities)	1,614	1,408	821	(602)	1,636	1,585	446	(555)	(526)	(641)
	373	80	(1,221)	(1,973)	(635)	(204)	(679)	(1,812)	(3,568)	(5,197)
Employee termination indemnitiesand other benefits	(505)	(356)	(411)	(457)	(486)	(507)	(555)	(982)	(1,031)	(1,071)
Capital employed, net	24,294	24,460	26,016	31,815	39,293	39,492	41,861	45,983	49,692	47,966
Shareholders’ equity (1)	15,324	16,156	18,398	22,401	27,483	26,257	26,696	32,374	36,868	39,029
Minority interests	920	1,234	1,351	1,672	1,706	2,094	1,622	3,166	2,349	2,170
	16,244	17,390	19,749	24,073	29,189	28,351	28,318	35,540	39,217	41,199
Net borrowings	8,050	7,070	6,267	7,742	10,104	11,141	13,543	10,443	10,475	6,767
Total liabilities and shareholders’ equity	24,294	24,460	26,016	31,815	39,293	39,492	41,861	45,983	49,692	47,966

(1)	Net of own shares in portfolio.

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ENI FACT BOOK / FINANCIAL DATA

Cash flow statement and change in net borrowings	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Net profit		2,723	2,470	2,997	6,022	8,220	5,222	6,154	7,541	9,247	9,823
as adjusted:
-	amortization and depreciation and other non-monetary items	4,056	4,468	3,869	4,307	4,841	5,682	5,493	5,092	6,518	5,753
-	net gains on disposal of assets	(185)	(443)	(60)	(82)	(170)	(152)	(35)	(793)	(220)	(59)
-	dividends, interest, extraordinary income (expense) and income taxes	2,706	1,743	2,618	4,990	2,164	3,305	3,268	5,740	8,471	10,435
Cash generated from operating profit before changes in working capital		9,300	8,238	9,424	15,237	15,055	14,057	14,880	17,580	24,016	25,952
Changes in working capital related to operations		(268)	785	(660)	(1,592)	(206)	(510)	(465)	(909)	(2,422)	(1,024)
Dividends received, taxes paid,interest and extraordinary income/expense (paid) received during the year		(2,517)	(2,159)	(516)	(3,062)	(6,765)	(2,969)	(3,588)	(4,171)	(6,658)	(7,927)
Net cash provided by operating activities		6,515	6,864	8,248	10,583	8,084	10,578	10,827	12,500	14,936	17,001
Capital expenditure		(4,169)	(5,152)	(5,483)	(5,431)	(6,606)	(8,048)	(8,802)	(7,499)	(7,414)	(7,833)
Acquisitions/investment in associates		(153)	(407)	(114)	(3,483)	(3,082)	(1,315)	(985)	(316)	(127)	(95)
Disposals		363	371	295	277	2,114	935	650	1,547	542	328
Other cash flow related to capital expenditure, investments and disposals		(9)	(118)	(446)	(69)	(40)	(319)	1,110	97	293	361
Free cash flow		2,547	1,558	2,500	1,877	470	1,831	2,800	6,329	8,230	9,762
Borrowings (repayment) of debt related to financing activities		66	2,019	(433)	111	994	(1,171)	1,400	211	(109)	216
Changes in short and long-term finance debt		(1,121)	(3,715)	(294)	121	(490)	3,736	1,629	(3,743)	(540)	(682)
Dividends paid and changes in minority interests and reserves		(999)	(645)	(1,311)	(2,118)	(950)	(3,846)	(5,933)	(3,175)	(7,284)	(6,443)
Change in consolidation area and exchange differences		67	(24)	(29)	41	38	(64)	(107)	(55)	33	(201)
NET CASH FLOW FOR THE PERIOD		560	(807)	433	32	62	486	(211	(433)	330	2,652

Free cash flow	2,547	1,558	2,500	1,877	470	1,831	2,800	6,329	8,230	9,762
Net borrowings of acquired companies	1	(6)		(901)	(1,582)	(51)	(692)		(19)
Net borrowings of divested companies	174	30	3	20	185	39	1	190	21	1
Exchange differences on net borrowings and other changes	(213)	43	(389)	(353)	(312)	990	1,422	(64	(980)	388
Dividends paid and changes in minority interests and reserves	(999)	(645)	(1,311)	(2,118)	(950)	(3,846)	(5,933)	(3,175)	(7,284)	(6,443)
CHANGE IN NET BORROWINGS	1,510	980	803	(1,475)	(2,189)	(1,037)	(2,402)	3,280	(32)	3,708

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ENI FACT BOOK / FINANCIAL DATA

Net sales from operations	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Exploration & Production	6,897	5,206	6,840	12,308	13,960	12,877	12,746	15,346	22,531	27,173
Gas & Power	9,985	9,625	9,900	14,427	16,098	15,297	16,067	17,302	22,969	28,368
Refining & Marketing	11,834	10,374	14,415	25,462	22,083	21,546	22,148	26,089	33,732	38,210
Petrochemicals	4,985	4,048	4,096	6,018	5,108	4,516	4,487	5,331	6,255	6,823
Engineering & Construction	2,890	3,348	2,988	2,146	3,114	4,546	6,306	5,696	5,733	6,979
Other activities	417	552	555	608	695	1,449	1,178	1,279	863	823
Corporate and financial companies						586	700	851	1,239	1,174
Activities to be divested	464	253	83
Consolidation adjustment	(6,113)	(5,065)	(7,869)	(13,031)	(11,786)	(12,895)	(12,145)	(14,349)	(19,594)	(23,445)
	31,359	28,341	31,008	47,938	49,272	47,922	51,487	57,545	73,728	86,105

Net sales to customers	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Exploration & Production	3,254	2,300	1,228	2,924	5,530	4,082	4,278	5,130	7,770	8,728
Gas & Power	9,563	9,272	9,532	13,714	15,430	14,674	15,617	16,809	22,397	27,617
Refining & Marketing	10,861	9,626	13,542	23,913	20,881	20,509	21,527	25,336	32,640	36,910
Petrochemicals	4,640	3,787	3,777	5,448	4,637	3,770	4,049	4,832	5,572	6,156
Engineering & Construction	2,450	2,938	2,689	1,762	2,605	4,067	5,409	4,793	4,808	6,208
Other activities	129	166	157	177	89	701	445	525	317	303
Corporate and financial companies					100	119	162	120	224	183
Activities to be divested	462	252	83
	31,359	28,341	31,008	47,938	49,272	47,922	51,487	57,545	73,728	86,105

Net sales by geographic area of destination	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Italy	19,914	18,059	18,813	27,184	27,591	23,797	25,491	27,100	32,846	36,343
Other EU countries	4,182	3,339	4,191	6,944	8,226	8,974	10,785	13,095	19,601	23,949
Rest of Europe	1,785	1,737	1,551	2,711	3,136	4,188	3,303	3,769	5,123	6,975
Africa	1,167	1,160	1,496	2,083	2,180	2,478	5,854	4,148	5,259	5,949
Americas	2,334	2,432	3,148	6,034	6,169	5,317	2,778	5,790	6,103	6,250
Asia	1,958	1,596	1,795	2,959	1,949	3,154	3,245	3,088	4,399	5,595
Other areas	19	18	14	23	21	14	31	555	397	1,044
Total outside Italy	11,445	10,282	12,195	20,754	21,681	24,125	25,996	30,445	40,882	49,762
	31,359	28,341	31,008	47,938	49,272	47,922	51,487	57,545	73,728	86,105

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ENI FACT BOOK / FINANCIAL DATA

Purchases, services and other	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Production costs - raw, ancillary and consumable material	13,415	11,038	13,189	23,691	23,993	22,658	24,087	27,010	35,318	44,661
Production costs - services	5,330	6,173	6,035	6,513	7,507	8,614	10,431	9,148	9,405	10,015
Lease, rental and royalty expenses	1,155	1,048	941	1,203	1,242	1,454	1,407	1,609	1,929	1,903
Net provisions to reserves for contingencies								553	1,643	767
Other expenses	1,239	1,232	1,022	1,581	1,302	1,575	1,423	1,066	1,100	1,089
less:
capitalized direct costs associated with self-constructed assets	(716)	(805)	(563)	(616)	(745)	(842)	(1,277)	(1,039)	(828)	(945)
services billed to joint venture partners	(612)	(653)	(624)	(867)	(1,189)	(1,566)	(1,505)
	19,811	18,033	20,000	31,442	32,110	31,893	34,566	38,347	48,567	57,490

Payroll and related costs	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Wages and salaries	2,226	2,234	2,134	2,175	2,271	2,441	2,412	2,402	2,484	2,630
Social security contributions	725	651	621	627	602	650	693	658	662	691
Contributions to defined benefit plans	145	137	137	128	126	136	157	118	126	230
Other costs	147	85	73	57	83	119	91	218	255	305
less:
revenues related to personnel costs	(39)	(36)	(33)	(40)	(51)	(53)	(26)
capitalized direct costs associated with self-constructed assets	(153)	(154)	(150)	(161)	(180)	(190)	(161)	(151	(176)	(206)
	3,051	2,917	2,782	2,786	2,851	3,103	3,166	3,245	3,351	3,650

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ENI FACT BOOK / FINANCIAL DATA

Depreciation, amortization and impairments	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Exploration & Production	1,810	1,897	1,654	2,364	3,163	3,552	3,133	3,047	3,945	4,646
Gas & Power	994	1,033	1,045	474	500	417	533	637	684	687
Refining & Marketing	420	459	476	502	508	490	493	465	462	434
Petrochemicals	259	251	284	273	323	125	125	114	118	124
Engineering & Construction	87	107	109	144	203	267	271	184	176	195
Other activities	30	30	24	31	46	48	51	45	16	6
Corporate and financial companies						63	104	106	112	70
Activities to be divested	10	1
Unrealized profit in inventory									(4)	(9)
Total depreciation and amortization	3,610	3,778	3,592	3,788	4,743	4,962	4,710	4,598	5,509	6,153
Impairments	158	530	106	55	100	542	441	333	272	268
	3,768	4,308	3,698	3,843	4,843	5,504	5,151	4,931	5,781	6,421

Operating profit by division	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Exploration & Production	2,590	594	2,834	6,603	5,984	5,175	5,746	8,185	12,592	15,580
Gas & Power	2,012	2,513	2,580	3,178	3,672	3,244	3,627	3,428	3,321	3,802
Refining & Marketing	578	730	478	986	985	321	583	1,080	1,857	319
Petrochemicals	187		(362)	4	(415)	(126)	(176)	320	202	172
Engineering & Construction	169	198	149	144	255	298	311	203	307	505
Other activities						(214)	(293)	(395)	(934)	(622)
Corporate and financial companies	(138)	(168)	(199)	(143)	(168)	(196)	(281)	(363)	(377)	(296)
Activities to be divested	(53)	(57)
Unrealized profit in inventory (1)								(59)	(141)	(133)
	5,345	3,810	5,480	10,772	10,313	8,502	9,517	12,399	16,827	19,327

(1)	Unrealized profit in inventory concerned intersegment sales of goods and services recorded within assets of the purchasing division as of end of the period.

Contents

ENI FACT BOOK / FINANCIAL DATA

RECONCILIATION OF REPORTED OPERATING PROFIT
AND NET PROFIT TO RESULTS ON AN ADJUSTED BASIS

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, charges or income deriving from the fair value evaluation of derivative financial instruments held for trading purposes, and exchange rate differences are excluded when determining adjusted net profit of each business segment.

Taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception of finance charges or income, to which the Italian statutory tax rate of 33% is applied.

Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them to facilitate comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.

Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-	recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition the effect of the fair value evaluation of derivative financial instruments held for trading purposes and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charges pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of asset retirement obligations in the Exploration and Production division).

Finance charges or interest income and related taxation effects, excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and net profit see tables below.

Contents

ENI FACT BOOK / FINANCIAL DATA

2001	Italian GAAP
(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
Reported operating profit		5,984	3,672	985	(415)	255	(168)	10,313
Exclusion special items:
- impairments		88	3	9	100			200
-	gain from decrease in inventory				(31)			(31)
Special items of operating profit		88	3	9	69			169
Adjusted operating profit		6,072	3,675	994	(346)	255	(168)	10,482
Eni's net profit								7,751
Exclusion special items:								(1,994)
Eni's adjusted net profit								5,757

2002	Italian GAAP
(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
Reported operating profit		5,175	3,244	321	(126)	298	(214)	(196)	8,502
Exclusion special items:
- impairments		332	95	4	105		6		542
-	environmental tax Sicilia Region		86						86
-	gains on disposal of assets	(92)							(92)
-	inventory holding (gains) losses			(13)	(27)				(40)
-	(costs) gains from preceding years	13	(74)						(61)
- other			22						22
Special items of operating profit		253	129	(9)	78		6		457
Adjusted operating profit		5,428	3,373	312	(48)	298	(208)	(196)	8,959
Eni's net profit									4,593
Exclusion special items									330
Eni's djusted net profit									4,923

Contents

ENI FACT BOOK / FINANCIAL DATA

2003	Italian GAAP
(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
Reported operating profit	5,746	3,627	583	(176)	311	(293)	(281)	9,517
Exclusion special items of operating profit:
- impairments	227	34	1	122		57		441
Special items of operating profit	227	34	1	122		57		441
Adjusted operating profit	5,973	3,661	584	(54)	311	(236)	(281)	9,958
Eni's net profit								5,585
Exclusion special items								(489)
Adjusted net profit								5,096

2004	IFRS
(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
Reported operating profit	8,185	3,428	1,080	320	203	(395)	(346)	(59)	12,399
Exclusion of inventory holdings (gains) losses		(12)	(393)	(43)					(448)
Exclusion of special items
of which:
Non-recurring (income)		5							5
Other special charges:	17	27	236	(14)	12	172	176		626
-	environmental charges		5	142			84	72	303
-	assets impairments	287	6	21	3		19		336
-	gains on disposal of assets	(320)							(320)
-	provisions to the reserve for contingencies	29	18	77	3	1	15		143
-	increase insurance charges							91	91
-	provision for redundancy incentives	2	10	20	6	10	6	11	65
-	other	19	(12)	(24)	(26)	1	48	2	8
Special items of operating profit	17	32	236	(14)	12	172	176		631
Adjusted operating profit	8,202	3,448	923	263	215	(223)	(187)	(59)	12,582
Net financial (expense) income (*)	(85)	31	5				(107)		(156)
Net income from investments (*)	9	215	96	2	118	4	(14)		430
Income taxes (*)	(4,093)	(1,404)	(350)	(23)	(81)	(22)	222	22	(5,729)
Tax rate (%)	50.4	38.0	34.2						44.6
Adjusted net profit	4,033	2,290	674	242	252	(241)	(86)	(37)	7,127
of which:
-	net profit of minorities	482
-	adjusted net profit pertaining to Eni	6,645
Reported net profit pertaining to Eni	7,059
Exclusion of inventory holding (gains) losses	(281)
Exclusion of special items	(133)
-	non-recurring (income) charges	5
-	other special charges	(138)
Adjusted net profit pertaining to Eni	6,645

(*)	Excludes special items.

Contents

ENI FACT BOOK / FINANCIAL DATA

2005	IFRS
(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
Reported operating profit		12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Exclusion of inventory holding (gains) losses			(127)	(1,064)	(19)					(1,210)
Exclusion of special items
of which:
Non-recurring (income) charges			290							290
Other special charges:		311	47	421	78	7	638	149		1,651
- environmental charges			31	337			413	54		835
- assets impairments		247	1	5	29	4	75	2		363
-	provisions to the reserve for contingencies			39	36		126			201
-	increase insurance charges	57	6	30	17		4	64		178
-	provision for redundancy incentives	7	8	22	4	3	6	29		79
- other			1	(12)			14			(5)
Special items of operating profit		311	337	421	78	7	638	149		1,941
Adjusted operating profit		12,903	3,531	1,214	261	314	(296)	(228)	(141)	17,558
Net financial (expense) income (*)		(80)	37					(296)		(339)
Net income from investments (*)		10	370	231	3	141	(1)	23		777
Income taxes (*)		(6,647)	(1,386)	(500)	(37)	(127)		359	52	(8,286)
Tax rate (%)		51.8	35.2	34.6						46.0
Adjusted net profit		6,186	2,552	945	227	328	(297)	(142)	(89)	9,710
of which:
- net profit of minorities										459
- Eni’s adjusted net profit										9,251
Eni’s reported net profit										8,788
Exclusion of inventory holding (gains) losses										(759)
Exclusion of special items										1,222
-	non-recurring (income) charges									290
-	other special charges									932
Eni’s adjusted net profit										9,251

(*)	Excludes special items.

Contents

ENI FACT BOOK / FINANCIAL DATA

2006	IFRS
(million euro)	E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
Reported operating profit		15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Exclusion of inventory holding (gains) losses			(67)	215	(60)					88
Exclusion of special items
of which:
Non-recurring (income) charges			55	109	13		62			239
Other special charges:		183	92	147	94	3	261	56		836
- environmental charges			44	111			126	11		292
- assets impairments		231	51	14	50	1	22			369
-	gains on disposal of assets	(61)								(61)
-	provisions to the reserve for contingencies			8	31		75			114
-	provisions for redundancy incentives	13	37	47	19	2	17	43		178
- other			(40)	(33)	(6)		21	2		(56)
Special items of operating profit		183	147	256	107	3	323	56		1,075
Adjusted operating profit		15,763	3,882	790	219	508	(299)	(240)	(133)	20,490
Net financial (expense) income (*)		(59)	16				(7)	205		155
Net income from investments (*)		85	489	184	2	66	5			831
Income taxes (*)		(8,510)	(1,525)	(345)	(47)	(174)		89	54	(10,458)
Tax rate (%)		53.9	34.8	35.4						48.7
Adjusted net profit		7,279	2,862	629	174	400	(301)	54	(79)	11,018
of which:
- net profit of minorities										606
- Eni’s adjusted net profit										10,412
Eni’s reported net profit										9,217
Exclusion of inventory holding (gains) losses										33
Exclusion of special items										1,162
-	non-recurring (income) charges									239
-	other special charges									923
Eni’s adjusted net profit										10,412

(*)	Excludes special items.

Contents

ENI FACT BOOK / FINANCIAL DATA

Adjusted operating profit by division	Italian GAAP	IFRS

(million euro)	2001	2002	2003	2004	2005	2006
Exploration & Production	6,072	5,428	5,973	8,202	12,903	15,763
Gas & Power	3,675	3,373	3,661	3,448	3,531	3,882
Refining & Marketing	963	312	584	923	1,214	790
Petrochemicals	(315)	(48)	(54)	263	261	219
Engineering & Construction	255	298	311	215	314	508
Other activities		(208)	(236)	(223)	(296)	(299)
Corporate and financial companies	(168)	(196)	(281)	(187)	(228)	(240)
Unrealized profit in inventory				(59)	(141)	(133)
	10,482	8,959	9,958	12,582	17,558	20,490

Adjusted net profit by division	2004	2005	2006
(million euro)
Exploration & Production	4,033	6,186	7,279
Gas & Power	2,290	2,552	2,862
Refining & Marketing	674	945	629
Petrochemicals	242	227	174
Engineering & Construction	252	328	400
Other activities	(241)	(297)	(301)
Corporate and financial companies	(86)	(142)	54
Unrealized profit in inventory	(37)	(89)	(79)
	6,645	9,251	10,412

Analysis of special items	2001	2002	2003	2004	2005	2006
(million euro)
Non recurring (income) charges				5	290	239
Other special charges:	169	457	441	626	1,651	836
environmental charges				303	835	292
asset impairments	542	442	336	363	369
gains on disposal of assets		(92)		(320)		(61)
provisions to the reserve for contingencies				234	379	114
of which:
increase insurance charges					178
provision for redundancy incentives				65	79	178
other	(31)	7		8	(5)	(56)
Special items of operating profit	169	457	441	631	1,941	1,075
Net financial (expense) income					27	(6)
Net income from investments	82	36		(390)	(137)	(72)
of which:
gain on the disposal of Italiana Petroli (IP)					(132)
gain on Galp Energia SGPS SA (disposal assets Rede Electrica National)					(73)
gain on the disposal of shares of Snam Rete Gas SpA				(308)
Income taxes	(1,737)	29	(49)
of which:
supplemental tax rate UK						91
windfall tax Algeria						179
legal proceeding in Venezuela						77
Total special items of net profit	(1,994)	330	(489)	(133)	1,222	1,162

Contents

ENI FACT BOOK / FINANCIAL DATA

Net financial (expense) income	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Exchange gain (loss), net	33	49	(27)	165	(10)	(30)			169	(152)
Interest and other net financial income	579	485	339	501	539	512	436	2	74	215
Securities gains	246	176	197	116	95	44	34	31	36	51
Interest and other financial expense	(1,125)	(790)	(556)	(791)	(978)	(738)	(710)	(316)	(309)	(336)
Financial expense due to the passage of time								(109)	(109)	(116)
Income (expense) on derivatives								34	(386)	383
less:
interest capitalized	38	39	57	73	49	43	86	202	159	116
	(262)	(41)	10	64	(305)	(169)	(154)	(156)	(366)	161
of which income on receivables related to operations and tax credits	197	195	254	201	170	122	116	91	99	114

Income (expense on) from investments	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Income from equity investments	91	68	108	147	158	184	189	401	770	887
Writedown of investments	(213)	(143)	(101)	(178)	(282)	(245)	(278)	(69)	(33)	(36)
Gains on sales	135	401	17	19	76	55	39	130	179	25
Losses on sales								(1)	(8)	(7)
Dividends	42	67	63	44	40	32	22	72	33	98
Provision for losses										(56)
Other income (expense) net	4	3	2	1	1	17	11	287	(27)	(8)
	59	396	89	33	(7)	43	(17)	820	914	903

Fixed assets (at period end)	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Fixed assets, gross
Exploration & Production	17,633	18,878	23,329	28,220	38,667	38,534	38,811	40,322	49,129	49,002
Gas & Power	14,513	14,997	15,579	16,881	15,867	16,467	18,926	20,680	21,517	22,277
Refining & Marketing	7,852	8,316	8,620	8,854	9,083	8,172	8,652	8,947	9,420	11,273
Petrochemicals	4,163	4,356	4,611	4,618	5,862	4,169	4,266	4,311	4,402	4,380
Engineering & Construction	1,614	1,898	2,336	2,564	2,805	3,447	3,531	3,524	3,878	4,363
Other activities	227	239	202	224	241	2,472	2,403	2,300	1,999	1,967
Corporate and financial companies						132	149	194	453	321
Activities to be divested	424	340
Unrealized profit in inventory									(88)	(128)
	46,426	49,024	54,677	61,361	72,525	73,393	76,738	80,278	90,710	93,455
Fixed assets, net
Exploration & Production	7,651	7,790	10,155	13,113	20,728	19,862	20,338	20,761	24,485	23,002
Gas & Power	6,624	6,419	6,142	7,068	6,598	7,191	9,500	13,235	13,760	14,067
Refining & Marketing	3,409	3,566	3,472	3,393	3,332	3,097	3,170	3,361	3,556	3,791
Petrochemicals	2,076	2,071	1,958	1,759	1,626	1,285	1,181	1,181	1,139	1,072
Engineering & Construction	718	919	1,257	1,370	1,467	1,758	1,741	1,646	1,847	2,225
Other activities	97	104	90	94	100	418	338	293	117	93
Corporate and financial companies						82	92	109	193	176
Activities to be divested	66	2
Unrealized profit in inventory									(84)	(114)
	20,641	20,871	23,074	26,797	33,851	33,693	36,360	40,586	45,013	44,312

Contents

ENI FACT BOOK / FINANCIAL DATA

Capital expenditure by division	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Exploration & Production	2,322	2,882	3,268	3,539	4,276	5,615	5,681	4,853	4,965	5,203
Gas & Power	882	921	906	794	1,065	1,315	1,760	1,451	1,152	1,174
Refining & Marketing	495	586	524	533	496	550	730	693	656	645
Petrochemicals	180	331	289	265	390	145	141	148	112	99
Engineering & Construction	237	354	425	245	304	233	278	186	349	591
Other activities	34	61	55	55	75	119	70	49	48	72
Corporate and financial companies						71	142	119	132	88
Activities to be divested	19	17	16							(39)
	4,169	5,152	5,483	5,431	6,606	8,048	8,802	7,499	7,414	7,833

Capital expenditure by geographic area of origin	Italian GAAP	IFRS

(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Italy	2,246	2,535	2,238	2,206	2,436	2,396	2,708	2,655	2,442	2,529
Other European Union countries	478	439	320	439	595	567	1,067	337	545	713
Rest of Europe	306	465	390	283	249	284	302	387	415	436
Africa	904	1,103	1,159	1,186	1,405	2,497	3,026	2,622	2,233	2,419
Americas	144	261	1,095	753	923	721	369	357	507	572
Asia	90	345	280	562	923	1,333	795	1,066	1,181	1,032
Other areas	1	4	1	2	75	250	535	75	91	132
Total outside Italy	1,923	2,617	3,245	3,225	4,170	5,652	6,094	4,844	4,972	5,304
	4,169	5,152	5,483	5,431	6,606	8,048	8,802	7,499	7,414	7,833

Investments	2000	2001	2002	2003	2004	2005	2006

Total investments		4,384	4,664	1,366	4,255	316	146	95
Lasmo Plc	100%	1,225	4,128
British-Borneo	100%	1,263
Galp	33.34%	964
Natural gas distribution company in Argentina	minority stake	216
Natural gas distribution company in Greece	minority stake	192
Polimeri Europa SpA	50%		204
Bouygues Offshore	100%			906
GVS (1)	50%			352
Italgas SpA	56%				2,569
Fortum Petroleum	100%				909
Unión Fenosa Gas SA	50%				442
Natural gas distribution company in Italy	minority stake					44	6	46
Natural gas production company in Italy	100%						91

(1)	Of this euro 89 million paid by Eni and euro 263 million through net borrowings of non-consolidated subsidiaries.

Contents

ENI FACT BOOK / FINANCIAL DATA

Net borrowings
(at period end) (million euro)	Debt and bonds	Cash	Securities not related to operations	Accounts receivable financing not related to operations	Other, net	Total
1997
Short-term	7,924	(1,586)	(2,204)	(1,180)	(5)	2,949
Long-term	5,347		(156)	(91)	1	5,101
	13,271	(1,586)	(2,360)	(1,271)	(4)	8,050
1998
Short-term	4,948	(779)	(1,119)	(389)	(6)	2,655
Long-term	4,517		(85)		(17)	4,415
	9,465	(779)	(1,204)	(389)	(23)	7,070
1999
Short-term	4,764	(1,212)	(1,645)	(343)	26	1,590
Long-term	4,787		(85)		(25)	4,677
	9,551	(1,212)	(1,730)	(343)	1	6,267
2000
Short-term	5,928	(1,244)	(1,432)	(550)	(50)	2,652
Long-term	5,116		(24)		(2)	5,090
	11,044	(1,244)	(1,456)	(550)	(52)	7,742
2001
Short-term	6,464	(1,305)	(940)	(74)	(29)	4,116
Long-term	6,084		(312)			5,772
	12,819	(1,360)	(1,252)	(74)	(29)	10,104
2002
Short-term	8,870	(1,791)	(730)	(1,465)	(3)	4,881
Long-term	6,550		(290)			6,260
	15,420	(1,791)	(1,020)	(1,465)	(3)	11,141
2003
Short-term	7,918	(1,580)	(792)	(32)	(65)	5,449
Long-term	8,336		(2)	(240)		8,094
	16,254	(1,580)	(794)	(272)	(65)	13,543
2004
Short-term	5,077	(1,003)	(792)	(11)	(194)	3,077
Long-term	7,607		(1)	(240)		7,366
	12,684	(1,003)	(793)	(251)	(194)	10,443
2005
Short-term	5,345	(1,333)	(903)	(12)		3,097
Long-term	7,653		(28)	(247)		7,378
	12,998	(1,333)	(931)	(259)		10,475
2006
Short-term	4,324	(3,985)	(552)	(143)	(356)
Long-term	7,375			(252)	7,123
	11,699	(3,985)	(552)	(395)	6,767

Contents

ENI FACT BOOK / EMPLOYEES

Employees

Number of employees at year end	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
(units)
Exploration & Production	Italy	5,912	5,444	5,294	5,014	4,495	4,617	4,555	4,539	5,027	5,273
	Outside Italy	2,666	2,726	2,479	2,727	3,038	3,098	2,937	2,938	3,003	3,063
		8,578	8,170	7,773	7,741	7,533	7,715	7,492	7,477	8,030	8,336
Gas & Power	Italy	14,474	13,977	13,669	13,175	11,704	10,852	10,302	10,216	9,733	9,602
	Outside Italy	3,432	3,132	2,806	2,925	2,582	2,465	2,680	2,627	2,591	2,472
		17,906	17,109	16,475	16,100	14,286	13,317	12,982	12,843	12,324	12,074
Refining & Marketing	Italy	11,543	11,176	10,341	9,760	8,638	7,332	6,882	6,879	6,680	7,196
	Outside Italy	6,897	7,230	6,720	6,370	6,534	6,425	6,395	2,345	2,214	2,241
		18,440	18,406	17,061	16,130	15,172	13,757	13,277	9,224	8,894	9,437
Petrochemicals	Italy	14,354	12,957	12,596	11,573	10,910	5,744	5,585	5,237	5,164	4,948
	Outside Italy	1,653	1,370	1,312	1,284	1,569	1,514	1,465	1,328	1,298	1,077
		16,007	14,327	13,908	12,857	12,479	7,258	7,050	6,565	6,462	6,025
Engineering & Construction
Oilfield Services and Construction	Italy	2,925	2,832	2,648	2,326	2,279	2,255	2,423	2,490	5,799	6,164
	Outside Italy	8,086	9,682	7,359	7,560	12,881	22,770	18,036	18,890	22,885	24,738
		11,011	12,514	10,007	9,886	15,160	25,025	20,459	21,380	28,684	30,902
Engineering	Italy	3,402	3,376	3,328	3,102	3,001	3,055	3,433	3,544
	Outside Italy	411	393	378	330	417	633	1,580	1,349
		3,787	3,721	3,480	3,331	3,472	4,066	5,124	4,439
Other activities	Italy	2,834	3,527	3,247	3,841	4,255	6,347	6,367	4,959	2,636	2,219
	Outside Italy	94	69	72	83	48	13	13	24
		2,928	3,596	3,319	3,924	4,303	6,360	6,380	4,983	2,636	2,219
Corporate and financial companies	Italy						3,107	2,577	3,351	5,153	4,363
	Outside Italy						50	80	86	75	216
							3,157	2,657	3,437	5,228	4,579
Activities to be divested	Italy	1,521	1,063
	Outside Italy
		1,521	1,063
Total employees at year end	Italy	56,939	54,304	50,897	48,690	45,336	43,687	42,235	40,761	40,192	39,765
	Outside Italy	23,239	24,602	21,126	21,279	27,069	36,968	33,186	29,587	32,066	33,807
		80,178	78,906	72,023	69,969	72,405	80,655	75,421	70,348	72,258	73,572
of which senior managers		1,992	1,941	1,788	1,683	1,438	1,537	1,733	1,764	1,748	1,604

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Supplemental oil and gas information

OIL AND NATURAL GAS RESERVES
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Net proved reserves exclude royalties and interests owned by others. Proved developed oil and gas reserves are proved reserves that can be estimated to be recovered through existing wells with existing equipment and operating methods.Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed, through production response, that increased recovery will be achieved. Eni’s proved reserves have been estimated on the basis of the applicable U.S. Securities & Exchange Commission regulation, Rule 4-10 of Regulation S-X and its interpretations and have been disclosed in accordance with Statement of Financial Accounting Standard No. 69.
The estimates of proved reserves, developed and undeveloped for years ended December 31, 2003, 2004, 2005 and 2006 are based on data prepared by Eni. Since 1991, Eni has requested qualified independent oil engineering companies carry out an independent evaluation[1] of its proved reserves on a rotational basis. In particular a total of 1.4 billion boe of proved reserves, or about 21% of Eni’s total proved reserves at December 31, 2006, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as in previous years. In the 2004-2006 three-year period, 76% of Eni’s total proved reserves were subject to independent evaluations. Eni operates under Production Sharing Agreements, (PSAs), in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable	in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represented 51%, 48% and 53% of total proved reserves as of year-end 2004, 2005 and 2006, respectively, on an oil-equivalent basis. A similar scheme to PSAs applies to Service and “Buy-Back” contracts; proved reserves associated with such contracts represented 3%, 2% and 2% of total proved reserves on an oil-equivalent basis as of year-end 2004, 2005 and 2006, respectively.
Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess to cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities whereby the company serves as producer of reserves. In accordance with SFAS No. 69, paragraph 13, reserve volumes associated with such oil and gas quantities represented 1.4%, 1.7% and 1.1% of total proved reserves as of year-end 2004, 2005 and 2006 respectively, on an oil-equivalent basis; (ii) volumes of natural gas used for own consumption and (iii) volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs and (b) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties.
Gas withdrawn from storage is produced and thereby detracted from proved reserves when sold. Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revision. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relative to the date when such estimates are made. Reserve estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs. The following table presents yearly changes by geographical area in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2004, 2005 and 2006.

(1)	From 1991 to 2002 to DeGolyer and MacNaughton, from 2003 also to Ryder Scott Company.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Proved hydrocarbon reserves (1)
(mmboe)	Italy (2)	North Africa	West Africa	North Sea	Rest of World	Proved reserves of subsidiaries	Proved reserves of affiliates and joint ventures	Total
Reserves at December 31, 1996	1,637	1,420	847	643	128	4,675
Purchase of minerals in place	37	1			254	292
Revisions of previous estimates	31	77	46	24	25	203
Improved recovery		1	2	14		17
Extensions and discoveries	83	117	24	44	5	273
Production	(142)	(85)	(67)	(59)	(20)	(373)
Sales of minerals in place		(1)		(11)	(2)	(14)
Reserves at December 31, 1997	1,646	1,530	852	655	390	5,073
Purchase of minerals in place
Revisions of previous estimates	13	126	65	41	(24)	221
Improved recovery			17			17
Extensions and discoveries	68	118	49	27	73	335
Production	(153)	(88)	(73)	(57)	(20)	(391)
Sales of minerals in place
Reserves at December 31, 1998	1,574	1,686	910	666	419	5,255
Purchase of minerals in place	6	17		5	93	121
Revisions of previous estimates	24	208	48	28	(1)	307
Improved recovery			3			3
Extensions and discoveries	11	37	180	1	14	243
Production	(138)	(99)	(74)	(54)	(30)	(395)
Sales of minerals in place
Reserves at December 31, 1999	1,477	1,849	1,067	646	495	5,534
Purchase of minerals in place		3	12	80	159	254
Revisions of previous estimates	15	86	56	32	231	419
Improved recovery		3	9			12
Extensions and discoveries	16	100	32	3	69	220
Production	(119)	(111)	(83)	(62)	(56)	(430)
Sales of minerals in place		(1)				(1)
Reserves at December 31, 2000	1,389	1,929	1,093	700	897	6,008
Purchase of minerals in place	3	118		206	437	764
Revisions of previous estimates	22	171	93	63	166	515
Improved recovery		11	16	6		33
Extensions and discoveries	21	8	24	9	58	120
Production	(120)	(115)	(86)	(104)	(81)	(506)
Sales of minerals in place			(4)	(1)		(5)
Reserves at December 31, 2001	1,315	2,122	1,136	879	1,477	6,929
Purchase of minerals in place				27	12	39
Revisions of previous estimates	5	14	113	24	181	337
Improved recovery		14	1			15
Extensions and discoveries	29	12	124	31	142	338
Production	(111)	(129)	(87)	(112)	(93)	(532)
Sales of minerals in place	(39)			(24)	(33)	(96)
Reserves at December 31, 2002	1,199	2,033	1,287	825	1,686	7,030
Purchase of minerals in place	2			159	1	162
Revisions of previous estimates	(116)	29	89	77	208	287
Improved recovery		15	16			31
Extensions and discoveries	22	74	27		232	355
Production	(111)	(127)	(95)	(126)	(111)	(570)
Sales of minerals in place				(23)		(23)

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

continues Proved hydrocarbon reserves (1)
(mmboe)	Italy (2)	North Africa	West Africa	North Sea	Rest of World	Proved reserves of subsidiaries	Proved reserves of affiliates and joint ventures	Total
Reserves at December 31, 2003	996	2,024	1,324	911	2,017	7,272		7,272
Revisions of previous estimates		127	69	29	2	227		227
Improved recovery		11	50	4		65		65
Extensions and discoveries	8	94	34	10	183	329		329
Production	(101)	(137)	(116)	(112)	(128)	(594)		(594)
Sales of minerals in place	(13)	(2)	(4)	(36)	(26)	(81)		(81)
2004 reconciliation referring to reserves of affiliates and joint venture		(30)	(9)		(25)	(64)	64
Reserves at December 31, 2004	890	2,087	1,348	807	2,022	7,154	64	7,218
Purchase of minerals in place	13		8		85	106		106
Revisions of previous estimates	59	35	(48)	25	(151)	(80)	(18)	(98)
Improved recovery		44	30		15	89		89
Extensions and discoveries		33	67	30	26	156		156
Production	(94)	(173)	(126)	(104)	(132)	(629)	(5)	(634)
Sales of minerals in place
Reserves at December 31, 2005	868	2,026	1,279	758	1,865	6,796	41	6,837
Purchase of minerals in place				1		1		1
Revisions of previous estimates	21	88	(79)	28	92	151		151
Improved recovery		49	41		14	104	1	105
Extensions and discoveries	3	55	16		86	161		161
Production	(87)	(201)	(135)	(103)	(114)	(640)	(6)	(646)
Sales of minerals in place				(3)	(170)	(173)		(173)
Reserves at December 31, 2006	805	2,018	1,122	682	1,773	6,400	36	6,436

Proved developed hydrocarbon reserves (1)
Reserves at December 31, 1996	1,069	761	458	468	72			2,828
Reserves at December 31, 1997	1,018	734	454	423	73			2,702
Reserves at December 31, 1998	914	778	476	460	102			2,730
Reserves at December 31, 1999	921	796	586	416	202			2,921
Reserves at December 31, 2000	860	824	590	443	301			2,995
Reserves at December 31, 2001	825	875	640	773	654			3,767
Reserves at December 31, 2002	774	797	703	724	705			3,703
Reserves at December 31, 2003	702	806	710	822	1,190			4,230
Reserves at December 31, 2004	671	961	749	707	1,212			4,300
Reserves at December 31, 2005	620	1,230	793	611	1,021	4,275	31	4,306
Reserves at December 31, 2006	562	1,242	798	571	859	4,032	27	4,059

(1)	The conversion coefficient is 1 cm of natural gas = 0.00615 barrels of oil.
(2)	Data at December 31, 1997, 1998, 1999, 2000, 2001, 2002, 2003, 2004, 2005 and 2006 include 144.2, 139.4, 134.8, 139.8, 129.9, 139, 133.2, 128.4, 132.4 and 131.2 million boe of natural gas in storage in Italy, respectively.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Proved oil reserves (1)
(million barrels)	Italy	North Africa	West Africa	North Sea	Rest of World	Proved reserves of subsidiaries	Proved reserves of affiliates and joint ventures	Total
Reserves at December 31, 1996	316	953	720	416	79	2,484
Purchase of minerals in place					254	254
Revisions of previous estimates	20	76	47	23	21	187
Improved recovery		1	2	12		15
Extensions and discoveries	61	34	24	26	5	150
Production	(37)	(78)	(65)	(43)	(14)	(237)
Sales of minerals in place		(1)		(6)	(2)	(9)
Reserves at December 31, 1997	360	985	728	428	343	2,844
Purchase of minerals in place
Revisions of previous estimates	(20)	86	78	38	(25)	157
Improved recovery			17			17
Extensions and discoveries	25	31	39	9		104
Production	(36)	(78)	(72)	(42)	(13)	(241)
Sales of minerals in place
Reserves at December 31, 1998	329	1,024	790	433	305	2,881
Purchase of minerals in place	6	13		1	79	99
Revisions of previous estimates	20	107	52	22	44	245
Improved recovery			3			3
Extensions and discoveries	5	8	126	2	11	152
Production	(32)	(81)	(71)	(41)	(18)	(243)
Sales of minerals in place
Reserves at December 31, 1999	328	1,071	900	417	421	3,137
Purchase of minerals in place		3	12	46	133	194
Revisions of previous estimates	(13)	42	59	36	166	290
Improved recovery		2	9			11
Extensions and discoveries	9	6	32	1	17	65
Production	(28)	(84)	(78)	(45)	(39)	(274)
Sales of minerals in place		(1)				(1)
Reserves at December 31, 2000	296	1,039	934	455	698	3,422
Purchase of minerals in place		118		120	248	486
Revisions of previous estimates	29	79	91	37	20	256
Improved recovery		11	16	6		33
Extensions and discoveries	9	8	21	8	24	70
Production	(25)	(84)	(81)	(74)	(50)	(314)
Sales of minerals in place			(5)			(5)
Reserves at December 31, 2001	309	1,171	976	552	940	3,948
Purchase of minerals in place				13	12	25
Revisions of previous estimates	2	(31)	112	4	(33)	54
Improved recovery		14	1			15
Extensions and discoveries	11	10	14	18	104	157
Production	(30)	(92)	(81)	(77)	(54)	(334)
Sales of minerals in place	(37)			(12)	(33)	(82)
Reserves at December 31, 2002	255	1,072	1,022	498	936	3,783
Purchase of minerals in place				86		86
Revisions of previous estimates	21	51	59	52	153	336
Improved recovery		15	16			31
Extensions and discoveries	6	32	28		214	280
Production	(30)	(90)	(87)	(86)	(64)	(357)
Sales of minerals in place				(21)		(21)

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

continues Proved oil reserves (1)
(million barrels)	Italy	North Africa	West Africa	North Sea	Rest of World	Proved reserves of subsidiaries	Proved reserves of affiliates and joint ventures	Total
Reserves at December 31, 2003	252	1,080	1,038	529	1,239			4,138
Revisions of previous estimates	(1)	(22)	44	12	(18)			15
Improved recovery		11	48	4				63
Extensions and discoveries	4	20	34	4	144			206
Production	(30)	(94)	(104)	(74)	(75)			(377)
Sales of minerals in place		(2)	(4)	(25)	(6)			(37)
Reserves at December 31, 2004	225	967	1,047	450	1,283	3,972	36	4,008
Purchase of minerals in place	2		6		47	55		55
Revisions of previous estimates	33	36	(47)	27	(88)	(39)	(9)	(48)
Improved recovery		43	29		15	87		87
Extensions and discoveries		26	14	21	16	77		77
Production	(32)	(111)	(113)	(65)	(83)	(404)	(2)	(406)
Sales of minerals in place
Reserves at December 31, 2005	228	961	936	433	1,19	3,748	25	3,773
Purchase of minerals in place
Revisions of previous estimates	15	61	(85)	20	53	64	1	65
Improved recovery		49	41		14	104	1	105
Extensions and discoveries		30	11		62	103		103
Production	(28)	(119)	(117)	(65)	(61)	(390)	(3)	(393)
Sales of minerals in place				(2)	(170)	(172)		(172)
Reserves at December 31, 2006	215	982	786	386	1,088	3,457	24	3,481

Proved developed oil reserves
Reserves at December 31, 1996	222	712	433	306	43			1,716
Reserves at December 31, 1997	226	680	429	287	50			1,672
Reserves at December 31, 1998	180	689	452	315	70			1,706
Reserves at December 31, 1999	172	681	473	276	148			1,750
Reserves at December 31, 2000	144	650	487	303	189			1,773
Reserves at December 31, 2001	171	685	539	476	443			2,314
Reserves at December 31, 2002	168	610	554	426	483			2,241
Reserves at December 31, 2003	173	640	560	464	610			2,447
Reserves at December 31, 2004	174	655	588	386	668			2,471
Reserves at December 31, 2005	149	697	568	353	564	2,331	19	2,350
Reserves at December 31, 2006	136	713	546	329	402	2,126	18	2,144

(1)	Including condensates and natural gas liquids.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Proved natural gas reserves
(billion cubic feet)	Italy (1)	North Africa	West Africa	North Sea	Rest of World	Total consolidated subsidiaries	Total joint ventures and affiliates	Total
Reserves at December 31, 1996	7,402	2,704	736	1,316	286	12,444		12,444
Purchase of minerals in place	208	4				212		212
Revisions of previous estimates	64	9	(7)	3	22	91		91
Improved recovery				14		14		14
Extensions and discoveries	127	478		103		708		708
Production	(594)	(41)	(8)	(95)	(34)	(772)		(772)
Sales of minerals in place				(29)		(29)		(29)
Reserves at December 31, 1997	7,207	3,154	721	1,312	274	12,668		12,668
Revisions of previous estimates	187	230	(76)	21	3	365		365
Extensions and discoveries	242	504	58	104	425	1,333		1,333
Production	(659)	(54)	(7)	(88)	(43)	(851)		(851)
Reserves at December 31, 1998	6,977	3,834	696	1,349	659	13,515		13,515
Purchase of minerals in place				22	81	123		123
Revisions of previous estimates	22	585	(28)	37	(261)	355		355
Extensions and discoveries	33	171	308	2	13	527		527
Production	(594)	(105)	(12)	(79)	(65)	(855)		(855)
Reserves at December 31, 1999	6,439	4,504	964	1,331	427	13,665		13,665
Purchase of minerals in place				195	150	345		345
Revisions of previous estimates	156	255	(19)	(23)	379	748		748
Improved recovery		2				2		2
Extensions and discoveries	40	546		8	299	893		893
Production	(510)	(155)	(23)	(93)	(100)	(881)		(881)
Reserves at December 31, 2000	6,125	5,152	922	1,418	1,155	14,772		14,772
Purchase of minerals in place	17			501	1,093	1,611		1,611
Revisions of previous estimates	(37)	539	12	148	833	1,495		1,495
Extensions and discoveries	66	1	18	4	202	291		291
Production (2)	(531)	(183)	(27)	(175)	(177)	(1,093)		(1,093)
Sales of minerals in place				(4)		(4)		(4)
Reserves at December 31, 2001	5,640	5,509	925	1,892	3,106	17,072		17,072
Purchase of minerals in place				87		87		87
Revisions of previous estimates	21	257	8	115	1,238	1,639		1,639
Extensions and discoveries	105	9	636	74	223	1,047		1,047
Production (2)	(456)	(212)	(36)	(201)	(228)	(1,133)		(1,133)
Sales of minerals in place	(15)			(68)		(83)		(83)
Reserves at December 31, 2002	5,295	5,563	4,533	4,899	4,339	18,629		18,629
Purchase of minerals in place	10			425	8	443		443
Revisions of previous estimates	(768)	(123)	172	139	325	(255)		(255)
Extensions and discoveries	84	242			100	426		426
Production (2)	(455)	(215)	(49)	(229)	(276)	(1,224)		(1,224)
Sales of minerals in place				(11)		(11)		(11)
Reserves at December 31, 2003	4,166	5,467	1,656	2,223	4,496	18,008		18,008
Revisions of previous estimates	105	814	129	75	84	1,207		1,207
Improved recovery			10			10		10
Extensions and discoveries	29	420		38	222	709		709
Production (2)	(409)	(247)	(66)	(220)	(303)	(1,245)		(1,245)
Sales of minerals in place	(73)	(1)		(65)	(115)	(254)		(254)
Reclassification 2004 affiliates and joint ventures data		(21)	(2)		(134)	(157)	157

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

continues Proved natural gas reserves
(billion cubic feet)	Italy (1)	North Africa	West Africa	North Sea	Rest of World	Total consolidated subsidiaries	Total joint ventures and affiliates	Total
Reserves at December 31, 2004	3,818	6,432	1,727	2,051	4,250	18,278	157	18,435
Purchase of minerals in place	63		8		222	293		293
Revisions of previous estimates	159	(6)	(9)	(18)	(368)	(242)	(47)	(289)
Improved recovery		11				11		11
Extensions and discoveries	1	37	309	50	56	453	(20)	433
Production (2)	(365)	(357)	(70)	(219)	(281)	(1,292)		(1,292)
Reserves at December 31, 2005	3,676	6,117	1,965	1,864	3,879	17,501	90	17,591
Purchase of minerals in place				4		4		4
Revisions of previous estimates	36	154	31	53	230	504	(7)	497
Extensions and discoveries	19	146	34	1	132	332		332
Production (2)	(340)	(471)	(103)	(218)	(305)	(1,437)	(15)	(1,451)
Sales of minerals in place				(7)		(7)		(7)
Reserves at December 31, 2006	3,391	5,946	1,927	1,697	3,936	16,897	68	16,965

Proved developed natural gas reserves
Reserves at December 31, 1997	4,442	312	144	790	132	5,820		5,820
Reserves at December 31, 1998	4,115	516	137	838	184	5,790		5,790
Reserves at December 31, 1999	4,201	668	653	811	311	6,644		6,644
Reserves at December 31, 2000	4,012	1,009	595	810	649	7,075		7,075
Reserves at December 31, 2001	3,665	1,103	584	1,721	1,221	8,294		8,294
Reserves at December 31, 2002	3,397	1,084	863	1,727	1,283	8,354		8,354
Reserves at December 31, 2003	2,966	962	866	2,075	3,355	10,224		10,225
Reserves at December 31, 2004	2,850	1,760	924	1,845	3,122	10,501		10,501
Reserves at December 31, 2005	2,704	3,060	1,289	1,484	2,622	11,159	70	11,229
Reserves at December 31, 2006	2,449	3,042	1,447	1,395	2,616	10,949	48	10,997

(1)	Including 808, 782, 756, 783, 728, 779, 747, 737, 760 and 754 billion cubic feet of natural gas held in storage at December 31, 1997, 1998, 1999, 2000, 2001, 2002, 2003, 2004, 2005 and 2006 respectively.
(2)	Starting from 2001 include volumes consumed in operations (34, 47, 53, 80, 93 and 103 billion cubic feet in 2001, 2002, 2003, 2004, 2005 and 2006, respectively).

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Results of operations from oil and gas producing activities (1)
(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total joint venture and affiliates	Total
Year ended December 31, 1997
Revenues:
sales and transfers to affiliates	2,701	781	56		7	3,545
sales to unaffiliated entities	57	464	994	874	258	2,647
	2,758	1,245	1,050	874	265	6,192
Production costs	(306)	(393)	(316)	(231)	(58)	(1,304)
Exploration expenses	(151)	(133)	(63)	(33)	(97)	(477)
Depreciation, amortization and writedowns	(452)	(273)	(214)	(422)	(88)	(1,449)
Other income (expense)	(133)	(19)	(70)	6	24	(192)
Pretax income from producing activities	1,716	427	387	194	46	2,770
Estimated income taxes	(915)	(225)	(263)	(99)	(12)	(1,514)
Results of operations from E&P activities	801	202	124	95	34	1,256

Year ended December 31, 1998
Revenues:
sales and transfers to affiliates	2,216	573	20		3	2,812
sales to unaffiliated entities	57	256	711	674	185	1,883
	2,273	830	732	674	186	4,695
Production costs	(329)	(364)	(254)	(211)	(50)	(1,208)
Exploration expenses	(154)	(95)	(105)	(35)	(86)	(475)
Depreciation, amortization and writedowns	(787)	(254)	(512)	(517)	(92)	(2,162)
Other income (expense)	(98)	(21)	(102)	(10)	(51)	(282)
Pretax income from producing activities	905	95	(241)	(99)	(91)	568
Estimated income taxes	(382)	(58)	(74)	(7)	(1)	(522)
Results of operations from E&P activities	523	37	(316)	(106)	(92)	46

Year ended December 31, 1999
Revenues:
sales and transfers to affiliates	1,919	958	1,075	650	138	4,740
sales to unaffiliated entities	499	506	81	205	222	1,513
	2,418	1,464	1,156	855	360	6,253
Production costs	(352)	(370)	(353)	(199)	(52)	(1,326)
Exploration expenses	(120)	(69)	(61)	(39)	(83)	(372)
Depreciation, amortization and writedowns	(462)	(316)	(253)	(336)	(81)	(1,448)
Other income (expense)	(183)	(99)	(91)	3	(77)	(447)
Pretax income from producing activities	1,301	610	398	284	67	2,660
Estimated income taxes	(542)	(254)	(219)	(110)	(19)	(1,144)
Results of operations from E&P activities	759	356	179	174	48	1,516

Year ended December 31, 2000
Revenues:
sales and transfers to affiliates	3,336	1,748	2,114	1,205	531	8,934
sales to unaffiliated entities	136	1,134	190	373	660	2,493
	3,472	2,882	2,304	1,578	1,191	11,427
Production costs	(399)	(459)	(517)	(238)	(125)	(1,738)
Exploration expenses	(192)	(84)	(60)	(45)	(180)	(561)
Depreciation, amortization and writedowns	(407)	(393)	(327)	(358)	(375)	(1,860)
Other income (expense)	(30)	(196)	(132)	(55)	(117)	(530)
Pretax income from producing activities	2,444	1,750	1,268	882	394	6,738
Estimated income taxes	(986)	(877)	(678)	(479)	(78)	(3,098)
Results of operations from E&P activities	1,458	873	590	403	316	3,640

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

continues Results of operations from oil and gas producing activities (1)
(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total joint venture and affiliates	Total
Year ended December 31, 2001
Revenues:
sales and transfers to affiliates	3,160	1,440	1,807	1,265	322	7,994
sales to unaffiliated entities	140	1,181	169	1,250	1,271	4,011
	3,300	2,621	1,976	2,515	1,593	12,005
Operating expenses	(327)	(337)	(221)	(495)	(270)	(1,650)
Production taxes	(152)	(124)	(256)	(27)	(36)	(595)
Exploration expenses	(77)	(104)	(70)	(51)	(326)	(628)
Depreciation, amortization and writedowns	(474)	(417)	(315)	(704)	(612)	(2,522)
Other income (expense)	(87)	(129)	(129)	(79)	(214)	(638)
Pretax income from producing activities	2,183	1,510	985	1,159	135	5,972
Estimated income taxes	(877)	(605)	(628)	(672)	(136)	(2,918)
Results of operations from E&P activities	1,306	905	357	487	(1)	3,054

Year ended December 31, 2002
Revenues:
sales and transfers to affiliates	2,871	1,673	1,856	1,748	281	8,429
sales to unaffiliated entities	253	1,226	186	695	1,414	3,774
	3,124	2,899	2,042	2,443	1,695	12,203
Operating expenses	(218)	(352)	(317)	(490)	(237)	(1,614)
Production taxes	(138)	(110)	(210)	(20)	(47)	(525)
Exploration expenses	(80)	(71)	(116)	(117)	(294)	(678)
Depreciation, amortization and writedowns	(528)	(532)	(390)	(863)	(758)	(3,071)
Other income (expense)	(258)	(186)	(122)	(47)	(183)	(796)
Pretax income from producing activities	1,902	1,648	887	906	176	5,519
Estimated income taxes	(751)	(852)	(578)	(445)	(83)	(2,709)
Results of operations from E&P activities	1,151	796	309	461	93	2,810

Year ended December 31, 2003
Revenues:
sales and transfers to affiliates	2,609	1,469	1,946	1,913	345	8,282
sales to unaffiliated entities	153	1,188	164	822	1,595	3,922
	2,762	2,657	2,110	2,735	1,940	12,204
Operating expenses	(222)	(316)	(283)	(446)	(235)	(1,502)
Production taxes	(136)	(97)	(235)	(11)	(79)	(558)
Exploration expenses	(89)	(70)	(113)	(96)	(276)	(644)
Depreciation, amortization and writedowns	(458)	(420)	(377)	(759)	(734)	(2,748)
Other income (expense)	(170)	(264)	(121)	14	(289)	(830)
Accretion of discount (SFAS 143) (2)	(37)	(5)	(14)	(42)	(4)	(102)
Pretax income from producing activities	1,650	1,485	967	1,395	323	5,820
Estimated income taxes	(629)	(788)	(617)	(750)	(111)	(2,895)
Results of operations from E&P activities	1,021	697	350	645	212	2,925

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

continues Results of operations from oil and gas producing activities (1)
(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total joint venture and affiliates	Total
Year ended December 31, 2004
Revenues:
sales and transfers to affiliates	2,633	1,868	2,762	2,083	508	9,854
sales to unaffiliated entities	148	1,364	306	709	2,086	4,613
	2,781	3,232	3,068	2,792	2,594	14,467
Operating expenses	(223)	(292)	(322)	(405)	(289)	(1,531)
Production taxes	(118)	(91)	(379)	(13)	(163)	(764)
Exploration expenses	(57)	(47)	(71)	(93)	(155)	(423)
Depreciation, amortization and writedowns	(489)	(437)	(482)	(687)	(849)	(2,944)
Other income (expense)	(98)	(368)	(216)	97	(208)	(793)
Accretion of discount (SFAS 143) (2)	(37)	(5)	(17)	(15)	(6)	(80)
Pretax income from producing activities	1,759	1,992	1,581	1,676	924	7,932
Estimated income taxes	(632)	(994)	(945)	(948)	(305)	(3,824)
Results of operations from E&P activities	1,127	998	636	728	619	4,108

Year ended December 31, 2005
Revenues:
sales and transfers to affiliates	3,133	2,813	4,252	2,707	828		13,733
sales to unaffiliated entities	161	2,579	394	889	2,883	106	7,012
	3,294	5,392	4,646	3,596	3,711	106	20,745
Operating expenses	(261)	(390)	(363)	(417)	(338)	(16)	(1,785)
Production taxes	(157)	(98)	(513)	(15)	(207)	(3)	(993)
Exploration expenses	(32)	(59)	(38)	(125)	(181)	(30)	(465)
Depreciation, amortization and writedowns	(512)	(711)	(632)	(710)	(1,007)	(58)	(3,630)
Other income (expense)	(205)	(400)	(176)	55	(251)	7	(970)
Accretion of discount (SFAS 143) (2)	(45)	(9)	(15)	(31)	(6)		(106)
Pretax income from producing activities	2,082	3,725	2,909	2,353	1,721	6	12,796
Estimated income taxes	(762)	(2,197)	(1,818)	(1,386)	(580)	(19)	(6,762)
Results of operations from E&P activities	1,320	1,528	1,091	967	1,141	(13)	6,034

Year ended December 31, 2006
Revenues:
sales and transfers to affiliates	3,601	4,185	4,817	3,295	973		16,871
sales to unaffiliated entities	184	3,012	967	983	2,594	120	7,860
	3,785	7,197	5,784	4,278	3,567	120	24,731
Operating expenses	(249)	(496)	(475)	(481)	(338)	(18)	(2,057)
Production taxes	(181)	(95)	(475)		(82)	(3)	(836)
Exploration expenses	(70)	(101)	(90)	(100)	(193)	(9)	(563)
Depreciation, amortization and writedowns	(454)	(869)	(778)	(755)	(1,015)	(42)	(3,913)
Other income (expense)	(287)	(569)	(195)	44	(343)	7	(1,343)
Accretion of discount (SFAS 143) (2)	(34)	(12)	(12)	(40)	(14)		(112)
Pretax income from producing activities	2,510	5,055	3,759	2,946	1,582	55	15,907
Estimated income taxes	(928)	(2,979)	(2,094)	(1,821)	(600)	(31)	(8,453)
Results of operations from E&P activities	1,582	2,076	1,665	1,125	982	24	7,454

(1)	Results of operations from oil and gas producing activities, including services for the modulation of gas supply due to seasonal swings in demand, represent only those revenues and expenses directly associated with Eni’s oil and gas production.
These amounts do not include any allocation of interest expense or corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Such income taxes have been calculated by applying the tax rate of the country where Eni operates to the pretax income from exploration and production activities. Revenues and income taxes include taxes due in PSA’s where Eni’s tax liability is paid by the State Company on behalf of Eni.
(2)	Represents the financial effect of the passage of time relating to Eni’s future asset retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations”.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Capitalized costs (1)
(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total joint venture and affiliates	Total
At December 31, 1997
Proved mineral interests	5,393	4,166	3,734	3,270	763	17,326
Unproved mineral interests		7	188		58	253
Support equipment and facilities	427	15	139	105	17	703
Incomplete wells and other	991	236	321	494	36	2,078
Gross capitalized costs	6,811	4,424	4,382	3,869	874	20,360
Accumulated depreciation, depletion and amortization	(3,584)	(2,267)	(2,357)	(1,725)	(475)	(10,408)
Net capitalized costs	3,227	2,157	2,025	2,144	399	9,952

At December 31, 1998
Proved mineral interests	5,794	4,258	3,963	3,446	794	18,255
Unproved mineral interests		14	177		127	318
Support equipment and facilities	451	23	142	95	14	725
Incomplete wells and other	1,172	342	234	651	194	2,593
Gross capitalized costs	7,417	4,637	4,516	4,192	1,129	21,891
Accumulated depreciation, depletion and amortization	(4,272)	(2,395)	(2,689)	(2,078)	(500)	(11,934)
Net capitalized costs	3,145	2,242	1,827	2,114	629	9,957

At December 31, 1999
Proved mineral interests	6,255	5,480	5,117	4,299	1,529	22,680
Unproved mineral interests	2	130	230		381	743
Support equipment and facilities	487	29	179	149	18	862
Incomplete wells and other	1,077	337	181	649	414	2,658
Gross capitalized costs	7,821	5,976	5,707	5,097	2,342	26,943
Accumulated depreciation, depletion and amortization	(4,609)	(3,095)	(3,393)	(2,610)	(663)	(14,370)
Net capitalized costs	3,212	2,881	2,314	2,487	1,679	12,573

At December 31, 2000
Proved mineral interests	6,509	6,339	5,885	5,395	3,009	27,137
Unproved mineral interests		175	281	101	646	1,203
Support equipment and facilities	241	30	170	49	28	518
Incomplete wells and other	1,195	413	316	547	688	3,159
Gross capitalized costs	7,945	6,957	6,652	6,092	4,371	32,017
Accumulated depreciation, depletion and amortization	(4,669)	(3,718)	(3,935)	(2,893)	(1,081)	(16,296)
Net capitalized costs	3,276	3,239	2,717	3,199	3,290	15,721

At December 31, 2001
Proved mineral interests	7,645	7,624	6,723	7,986	5,382	35,360
Unproved mineral interests		672	238	811	1,913	3,634
Support equipment and facilities	295	56	191	52	47	641
Incomplete wells and other	845	508	501	225	1,718	3,797
Gross capitalized costs	8,785	8,860	7,653	9,074	9,060	43,432
Accumulated depreciation, depletion and amortization	(5,109)	(4,333)	(4,378)	(3,612)	(1,894)	(19,326)
Net capitalized costs	3,676	4,527	3,275	5,462	7,166	24,106

At December 31, 2002
Proved mineral interests	8,030	6,782	6,377	8,112	5,638	34,939
Unproved mineral interests		527	130	684	1,593	2,934
Support equipment and facilities	251	43	174	49	51	568
Incomplete wells and other	773	889	795	147	1,958	4,562
Gross capitalized costs	9,054	8,241	7,476	8,992	9,240	43,003
Accumulated depreciation, depletion and amortization	(5,427)	(4,090)	(4,048)	(4,192)	(2,262)	(20,019)
Net capitalized costs	3,627	4,151	3,428	4,800	6,978	22,984

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

continues Capitalized costs (1)
(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total joint venture and affiliates	Total
At December 31, 2003
Proved mineral interests	8,766	6,103	6,141	8,291	6,389	35,690
Unproved mineral interests		329	83	696	1,272	2,380
Support equipment and facilities	262	594	208	32	51	1,147
Incomplete wells and other	826	1,254	1,098	223	1,413	4,814
Gross capitalized costs	9,854	8,280	7,530	9,242	9,125	44,031
Accumulated depreciation, depletion and amortization	(6,186)	(3,799)	(3,785)	(4,252)	(2,657)	(20,679)
Net capitalized costs	3,668	4,481	3,745	4,990	6,468	23,352

At December 31, 2004
Proved mineral interests	9,056	7,192	6,288	7,198	7,698	37,432
Unproved mineral interests		272	70	561	1,103	2,006
Support equipment and facilities	252	1,056	209	33	75	1,625
Incomplete wells and other	662	468	1,038	397	882	3,447
Gross capitalized costs	9,970	8,988	7,605	8,189	9,758	44,510
Accumulated depreciation, depletion and amortization	(6,416)	(3,887)	(3,907)	(3,733)	(3,252)	(21,195)
Net capitalized costs	3,554	5,101	3,698	4,456	6,506	23,315

At December 31, 2005
Proved mineral interests	9,756	9,321	8,733	8,350	9,463	435	46,058
Unproved mineral interests	33	197	134	413	1,265	55	2,097
Support equipment and facilities	253	1,385	272	33	93	9	2,045
Incomplete wells and other	657	638	728	221	1,895	53	4,192
Gross capitalized costs	10,699	11,541	9,867	9,017	12,716	552	54,392
Accumulated depreciation, depletion and amortization	(6,888)	(5,113)	(5,193)	(4,619)	(4,697)	(316)	(26,826)
Net capitalized costs	3,811	6,428	4,674	4,398	8,019	236	27,566

At December 31, 2006
Proved mineral interests	10,780	9,335	8,476	8,790	9,424	436	47,241
Unproved mineral interests	33	132	385	460	1,106	35	2,151
Support equipment and facilities	287	1,238	451	33	98	8	2,115
Incomplete wells and other	655	599	812	300	2,248	51	4,665
Gross capitalized costs	11,755	11,304	10,124	9,583	12,876	530	56,172
Accumulated depreciation, depletion and amortization	(7,184)	(5,403)	(5,402)	(5,345)	(5,187)	(311)	(28,832)
Net capitalized costs	4,571	5,901	4,722	4,238	7,689	219	27,340

(1)	Capitalized costs represent the total expenditure for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Costs incurred (1)
(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates	Total
Year ended December 31, 1997
Proved property acquisitions	48	5	4		2	59	59
Unproved property acquisitions		5	16		15	36	36
Exploration	278	236	112	51	99	776	776
Development	558	212	288	394	66	1,518	1,518
Costs incurred	884	458	420	445	182	2,389	2,389
Year ended December 31, 1998
Proved property acquisitions	27	9		67	103	103	103
Unproved property acquisitions	12			82	94	94	94
Exploration	303	171	150	51	112	786	786
Development	488	353	367	583	197	1,988	1,988
Costs incurred	791	563	526	634	458	2,971	2,971
Year ended December 31, 1999
Proved property acquisitions	54	102	9		380	545	545
Unproved property acquisitions	2	102	34		234	372	372
Exploration	194	92	87	44	121	538	538
Development	433	356	357	400	318	1,864	1,864
Costs incurred	683	652	487	444	1,053	3,319	3,319
Year ended December 31, 2000
Proved property acquisitions	8	32	443	880	1,363	1,363	1,363
Unproved property acquisitions	30	11	67	149	257	257	257
Exploration	155	151	174	86	326	892	892
Development	567	415	372	346	617	2,317	2,317
Costs incurred	722	604	589	942	1,972	4,829	4,829
Year ended December 31, 2001
Proved property acquisitions	14	503		1,411	1,254	3,182	3,182
Unproved property acquisitions	438		495	704	1,637	1,637	1,637
Exploration	89	139	97	166	598	1,089	1,089
Development	600	498	698	328	1,337	3,461	3,461
Costs incurred	703	1,578	795	2,400	3,893	9,369	9,369
Year ended December 31, 2002
Proved property acquisitions			104	24	128	128	128
Unproved property acquisitions			22	167	189	189	189
Exploration	69	116	203	84	430	902	902
Development	440	724	986	316	1,622	4,088	4,088
Costs incurred	509	840	1,189	526	2,243	5,307	5,307
Year ended December 31, 2003
Proved property acquisitions			308	8	316	316	316
Unproved property acquisitions			125	6	131	131	131
Exploration	67	80	138	125	243	653	653
Development (2)	449	1,106	1,268	286	1,454	4,563	4,563
Costs incurred	516	1,186	1,406	844	1,711	5,663	5,663
Year ended December 31, 2004
Proved property acquisitions
Unproved property acquisitions
Exploration	64	104	71	66	194	499	499
Development (2)	431	965	881	391	1,407	4,075	4,075
Costs incurred	495	1,069	952	457	1,601	4,574	4,574

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

continues Costs incurred (1)
(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates	Total
Year ended December 31, 2005
Proved property acquisitions	19		16		99	134		134
Unproved property acquisitions	13		44		99	156		156
Exploration	45	153	75	127	264	664	18	682
Development (2)	644	960	909	528	1,396	4,437	31	4,468
Costs incurred	721	1,113	1,044	655	1,858	5,391	49	5,440
Year ended December 31, 2006
Proved property acquisitions	139	10				149		149
Unproved property acquisitions					3	3		3
Exploration	128	270	471	174	305	1,348	26	1,374
Development (2)	1,120	893	963	538	1,365	4,879	31	4,910
Costs incurred	1,387	1,173	1,434	712	1,673	6,379	57	6,436

(1)	Costs incurred represent amounts both capitalized and expensed as incurred in connection with oil and gas producing activities.
(2)	Includes euro 84 million, euro 233 million, euro 588 million and euro 1,241 million of costs capitalized during 2003, 2004, 2005 and 2006 for assets retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations”.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future cash flows as of December 31, 2004, 2005 and 2006 include amounts that Eni’s Gas & Power segment and other gas companies correspond for storages services, required to support market demand flexibility needs.	Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Standardized measure of discounted future net cash flows
(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates	Total
At December 31, 1997
Future cash inflows	27,586	20,370	10,989	9,407	4,895	73,247
Future production costs	(3,585)	(6,994)	(3,440)	(2,674)	(1,257)	(17,950)
Future development and abandonment costs	(2,489)	(3,742)	(1,318)	(1,237)	(1,183)	(9,969)
Future net inflows before income taxes	21,512	9,634	6,231	5,496	2,455	45,328
Future income taxes	(7,998)	(2,615)	(3,526)	(2,290)	(625)	(17,054)
Future net cash flows	13,514	7,019	2,705	3,206	1,830	28,274
10% discount	(5,024)	(3,979)	(1,009)	(1,028)	(1,116)	(12,156)
Standardized measure of discounted future net cash flows	8,490	3,040	1,696	2,178	714	16,118

At December 31, 1998
Future cash inflows	18,312	13,676	7,111	6,792	2,600	48,491
Future production costs	(3,134)	(6,196)	(2,978)	(2,700)	(836)	(15,844)
Future development and abandonment costs	(2,544)	(3,704)	(1,207)	(895)	(972)	(9,322)
Future net inflows before income taxes	12,634	3,776	2,926	3,197	792	23,325
Future income taxes	(4,489)	(749)	(1,198)	(1,062)	(192)	(7,690)
Future net cash flows	8,145	3,027	1,728	2,135	600	15,635
10% discount	(2,858)	(2,027)	(650)	(608)	(433)	(6,576)
Standardized measure of discounted future net cash flows	5,287	1,000	1,078	1,527	167	9,059

At December 31, 1999
Future cash inflows	29,900	34,457	21,177	12,831	9,181	107,546
Future production costs	(3,972)	(7,782)	(5,212)	(3,528)	(1,375)	(21,869)
Future development and abandonment costs	(2,264)	(4,584)	(2,711)	(893)	(1,731)	(12,183)
Future net inflows before income taxes	23,664	22,091	13,254	8,410	6,075	73,494
Future income taxes	(9,168)	(10,662)	(8,012)	(4,006)	(1,594)	(33,442)
Future net cash flows	14,496	11,429	5,242	4,404	4,481	40,052
10% discount	(5,618)	(5,886)	(2,238)	(1,269)	(2,288)	(17,299)
Standardized measure of discounted future net cash flows	8,878	5,543	3,004	3,135	2,193	22,753

At December 31, 2000
Future cash inflows	50,505	39,551	22,057	16,761	17,778	146,652
Future production costs	(6,310)	(9,770)	(5,875)	(3,349)	(2,999)	(28,303)
Future development and abandonment costs	(2,310)	(4,981)	(2,708)	(860)	(2,504)	(13,363)
Future net inflows before income taxes	41,885	24,800	13,474	12,552	12,275	104,986
Future income taxes	(15,627)	(11,524)	(7,938)	(6,365)	(2,835)	(44,289)
Future net cash flows	26,258	13,276	5,536	6,187	9,440	60,697
10% discount	(12,203)	(7,146)	(2,370)	(1,867)	(4,410)	(27,996)
Standardized measure of discounted future net cash flows	14,055	6,130	3,166	4,320	5,030	32,701

At December 31, 2001
Future cash inflows	32,310	37,780	20,154	17,444	20,715	128,403
Future production costs	(5,344)	(10,941)	(5,779)	(4,466)	(5,073)	(31,603)
Future development and abandonment costs	(2,577)	(5,284)	(3,194)	(1,593)	(2,607)	(15,255)
Future net inflows before income taxes	24,389	21,555	11,181	11,385	13,035	81,545
Future income taxes	(8,918)	(9,258)	(6,374)	(5,584)	(3,119)	(33,253)
Future net cash flows	15,471	12,297	4,807	5,801	9,916	48,292
10% discount	(6,925)	(6,612)	(1,992)	(1,611)	(4,381)	(21,521)
Standardized measure of discounted future net cash flows	8,546	5,685	2,815	4,190	5,535	26,771

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

continues Standardized measure of discounted future net cash flows
(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates	Total
At December 31, 2002
Future cash inflows	32,809	41,797	29,242	19,645	26,500	149,993
Future production costs	(4,367)	(10,354)	(6,795)	(4,748)	(4,310)	(30,574)
Future development and abandonment costs	(2,755)	(3,880)	(2,706)	(1,523)	(2,459)	(13,323)
Future net inflows before income taxes	25,687	27,563	19,741	13,374	19,731	106,096
Future income taxes	(8,885)	(12,164)	(11,320)	(7,598)	(5,593)	(45,560)
Future net cash flows	16,802	15,399	8,421	5,776	14,138	60,536
10% discount	(7,471)	(7,411)	(3,534)	(1,577)	(6,063)	(26,056)
Standardized measure of discounted future net cash flows	9,331	7,988	4,887	4,199	8,075	34,480

At December 31, 2003
Future cash inflows	24,641	36,484	25,074	19,590	28,505	134,294
Future production costs	(3,879)	(7,868)	(5,847)	(5,458)	(4,763)	(27,815)
Future development and abandonment costs	(2,080)	(3,762)	(2,005)	(1,084)	(2,575)	(11,506)
Future net inflows before income taxes	18,682	24,854	17,222	13,048	21,167	94,973
Future income taxes	(6,113)	(10,296)	(8,979)	(7,614)	(6,073)	(39,075)
Future net cash flows	12,569	14,558	8,243	5,434	15,094	55,898
10% discount	(5,056)	(6,646)	(3,130)	(1,872)	(7,930)	(24,634)
Standardized measure of discounted future net cash flows	7,513	7,912	5,113	3,562	7,164	31,264

At December 31, 2004
Future cash inflows	28,582	40,373	28,395	20,435	32,619	150,404		150,404
Future production costs	(3,635)	(7,237)	(6,664)	(5,082)	(4,858)	(27,476)		(27,476)
Future development and abandonment costs	(2,210)	(4,073)	(1,873)	(1,419)	(2,873)	(12,448)		(12,448)
Future net inflows before income taxes	22,737	29,063	19,858	13,934	24,888	110,480		110,480
Future income taxes	(7,599)	(11,487)	(10,949)	(8,824)	(6,736)	(45,595)		(45,595)
Future net cash flows	15,138	17,576	8,909	5,110	18,152	64,885		64,885
10% discount	(6,006)	(7,592)	(3,267)	(1,350)	(9,412)	(27,627)		(27,627)
Standardized measure of discounted future net cash flows	9,132	9,984	5,642	3,760	8,740	37,258		37,258

At December 31, 2005
Future cash inflows	36,203	66,100	45,952	30,835	50,590	229,680	1,055	230,735
Future production costs	(4,609)	(10,030)	(9,604)	(5,632)	(6,399)	(36,274)	(226)	(36,500)
Future development and abandonment costs	(2,936)	(3,960)	(2,594)	(1,774)	(4,059)	(15,323)	(89)	(15,412)
Future net inflows before income taxes	28,658	52,110	33,754	23,429	40,132	178,083	740	178,823
Future income taxes	(9,890)	(22,744)	(21,056)	(15,225)	(12,097)	(81,012)	(187)	(81,199)
Future net cash flows	18,768	29,366	12,698	8,204	28,035	97,071	553	97,624
10% discount	(7,643)	(12,095)	(4,122)	(2,155)	(15,705)	(41,720)	(182)	(41,902)
Standardized measure of discounted future net cash flows consolidated	11,125	17,271	8,576	6,049	12,330	55,351	371	55,722

At December 31, 2006
Future cash inflows	43,495	64,381	34,935	24,821	48,591	216,223	1,038	217,261
Future production costs	(6,086)	(9,707)	(8,028)	(6,426)	(5,915)	(36,162)	(224)	(36,386)
Future development and abandonment costs	(6,739)	(5,383)	(2,865)	(2,265)	(4,576)	(21,828)	(79)	(21,907)
Future net inflows before income taxes	30,670	49,291	24,042	16,130	38,100	158,233	735	158,968
Future income taxes	(10,838)	24,639	(14,141)	(10,901)	(11,473)	(71,992)	(227)	(72,219)
Future net cash flows	19,832	24,652	9,901	5,229	26,627	86,241	508	86,749
10% discount	(11,493)	(10,631)	(2,994)	(1,392)	(16,504)	(43,014)	(154)	(43,168)
Standardized measure of discounted future net cash flows consolidated	8,339	14,021	6,907	3,837	10,123	43,227	354	43,581

Contents

ENI FACT BOOK / SUPPLEMENTAL OIL AND GAS INFORMATION

Changes in standardized measure of discounted future net cash flows
(million euro)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Beginning of year	15,438	16,118	9,059	22,753	32,701	26,771	34,480	31,264	37,258	55,722
Reclassification 2004 affiliates and joint ventures data									(357)	(371)
Beginning of year consolidated	15,438	16,118	9,059	22,753	32,701	26,771	34,480	31,264	36,901	55,351
Increase (Decrease):
sales, net of production costs	(4,888)	(3,486)	(4,927)	(9,689)	(9,760)	(10,064)	(10,144)	(12,172)	(17,880)	(21,739)
net changes in sales and transfer prices, net of production costs	(5,034)	(10,384)	23,334	11,889	(16,754)	18,936	(1,050)	13,031	33,372	4,097
extensions, discoveries and improved recovery net of future production and development costs	1,112	666	1,144	1,623	1,027	1,810	1,855	2,806	3,527	3,629
changes in estimated future development and abandonment costs	(1,005)	(642)	(1,570)	(1,061)	(2,527)	(2,697)	(3,576)	(3,437)	(3,654)	(6,964)
development costs incurred during the period that reduced future development costs	1,375	1,803	1,746	2,125	3,342	4,287	4,864	4,229	3,865	3,558
revisions of quantity estimates	1,229	688	2,054	2,736	3,397	1,715	2,348	1,658	47	383
accretion of discount	2,997	2,494	1,362	4,226	5,628	4,279	5,585	5,328	6,573	9,489
net change in income taxes	4,773	4,819	(12,702)	(4,102)	5,618	(9,318)	105	(4,805)	(17,327)	3,060
purchase of reserves in place	520		1,032	3,052	4,443	387	1,488		977	10
sale of reserves in place	(80)		(1)	(7)	(34)	(646)	(222)	(727)		(1,252)
changes in production rates (timing) and other	(319)	(3,017)	2,222	(844)	(310)	(980)	(4,469)	83	8,950	(6,395)
End of year consolidated	16,118	9,059	22,753	32,701	26,771	34,480	31,264	37,258	55,351	43,227
End of year affiliates and joint ventures									371	354
End of year	16,118	9,059	22,753	32,701	26,771	34,480	31,264	37,258	55,722	43,581

Contents

ENI FACT BOOK / ENERGY CONVERSION TABLE

Energy conversion table

Oil
(average reference density 32.35 °API, relative density 0.8636)
1 barrel	(bbl)	158.987	l oil (1)	0.159	m3 oil	162.602	m3 gas			5,742	ft3 gas
						5,800,000	btu
1 barrel/d	(bbl/d)	~50	t/year
1 cubic meter	(m3)	1,000	l oil	6.29	bbl	1,033	m3 gas			36,481	ft3 gas
1 tonne oil equivalent	(toe)	1,160.49	l oil	7.299	bbl	1.161	m3 oil	1,187	m3 gas	41,911	ft3 gas

Gas

1 cubic meter	(m3)	0.976	l oil	0.00615	bbl	35,314.67	btu			35.315	ft3 gas
1,000 cubic feet	(ft3)	27.637	l oil	0.1742	bbl	1,000,000	btu	27.317	m3 gas	0.02386	toe
1,000,000 british thermal unit	(btu)	27.4	l oil	0.17	bbl	0.027	m3 oil	28.3	m3 gas	1,000	ft3 gas
1 tonne LNG	(tLNG)	1.2	toe	8.9	bbl	52,000,000	btu			52,000	ft3 gas
										1,400	m3 gas

Electricity

1 megawatthour=1,000 kWh	(MWh)	93.532	l oil	0.5883	bbl	0.0955	m3 oil	96.621	m3 gas	3,412.14	ft3 gas
1 teraJoule	(TJ)	25,981.45	l oil	163.42	bbl	25.9814	m3 oil	26,839.46	m3 gas	947,826.7	ft3 gas
1,000,000 kilocalories	(kcal)	108.8	l oil	0.68	bbl	0.109	m3 oil	112.4	m3 gas	3,968.3	ft3 gas

(1)	l oil: liters of oil.

Conversion of mass
	kilogram (kg)	pound (lb)	metric ton (t)
kg	1	2.2046	0.001
lb	0.4536	1	0.0004536
t	1,000	22,046	1
Conversion of length
	meter (m)	inch (in)	foot (ft)	yard (yd)
m	1	39.37	3.281	1.093
in	0.0254	1	0.0833	0.0278
ft	0.3048	12	1	0.3333
yd	0.9144	36	3	1
Conversion of volumes
	cubic foot (ft3)	barrel (bbl)	liter (l)	cubic meter (m3)
ft3	1	0.1781	28.32	0.02832
bbl	5.615	1	159	0.158984
l	0.035311	0.0063	1	0.001
m3	35.3107	6.2898	10[3]	1

Contents

Quarterly information

Main financial data (1)
Italian GAAP

2002	2003

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Net sales from operations	12,705	11,199	10,795	13,223	47,922	14,359	11,578	11,916	13,634	51,487
Operating income:	2,700	1,875	1,854	2,073	8,502	3,333	1,779	1,897	2,508	9,517
Exploration & Production	1,287	1,228	1,327	1,333	5,175	1,735	1,175	1,457	1,379	5,746
Gas & Power	1,426	577	375	866	3,244	1,529	539	390	1,169	3,627
Refining & Marketing	62	60	122	77	321	117	208	151	107	583
Petrochemicals	(68)	31	50	(139)	(126)	(17)	(34)	(63)	(62)	(176)
Engineering & Construction	86	73	73	66	298	60	79	81	91	311
Other activities	(45)	(57)	(72)	(40)	(214)	(33)	(130)	(58)	(72)	(293)
Corporate and financial companies	(48)	(37)	(21)	(90)	(196)	(58)	(58)	(61)	(104)	(281)
Unrealized profit in inventory
Net income	1,328	879	921	1,411	4,539	2,006	1,084	955	1,540	5,585
Capital expenditure	1,541	1,919	1,872	2,716	8,048	1,735	2,235	2,145	2,687	8,802
Investments	196	22	952	196	1,366	3,512	54	537	152	4,255
Net borrowings at period end	6,713	8,486	9,272	11,141	11,141	11,708	12,795	13,044	13,543	13,543
IFRS

2004	2005

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Net sales from operations	14,545	13,293	13,517	16,190	57,545	17,445	16,665	18,121	21,506	73,728
Operating income:	3,212	2,649	2,987	3,551	12,399	4,450	3,711	4,270	4,396	16,827
Exploration & Production	1,665	1,828	2,439	2,253	8,185	2,567	2,776	3,682	3,567	12,592
Gas & Power	1,551	566	433	878	3,428	1,563	592	525	641	3,321
Refining & Marketing	125	301	317	337	1,080	269	596	663	329	1,857
Petrochemicals	5	62	89	164	320	158	58	(51)	37	202
Oilfield Services Construction and Engineering	60	55	46	42	203	65	53	60	129	307
Other activities	(96)	(122)	(93)	(84)	(395)	(62)	(197)	(378)	(297)	(934)
Corporate and financial companies	(49)	(62)	(179)	(73)	(363)	(53)	(158)	(125)	(41)	(377)
Unrealized profit in inventory	(49)	21	(65)	34	(59)	(57)	(9)	(106)	31	(141)
Net income	2,001	1,364	1,585	2,109	7,059	2,445	1,898	2,340	2,105	8,788
Capital expenditure	1,729	2,030	1,745	1,995	7,499	1,474	1,732	1,744	2,464	7,414
Investments	25	45	81	165	316	23	25	38	85	146
Net borrowings at period end	11,612	13,116	11,522	10,443	10,443	8,022	9,411	6,354	10,475	10,475
IFRS

2006

I quarter	II quarter	III quarter	IV quarter
Net sales from operations	23,584	20,739	20,366	21,416	86,105
Operating income:	5,595	4,947	4,828	3,957	19,327
Exploration & Production	4,303	4,095	4,041	3,141	15,580
Gas & Power	1,199	708	592	1,303	3,802
Refining & Marketing	89	366	250	(386)	319
Petrochemicals	39	30	31	72	172
Engineering & Construction	83	128	145	149	505
Other activities	(65)	(151)	(185)	(221)	(622)
Corporate and financial companies	(51)	(91)	(65)	(89)	(296)
Unrealized profit in inventory	(2)	(138)	19	(12)	(133)
Net income	2,974	2,301	2,422	1,520	9,217
Capital expenditure	1,340	1,714	1,835	2,944	7,833
Investments	19	38	19	19	95
Net borrowings at period end	6,291	6,394	3,850	6,767	6,767

(1)	Quarterly data are unaudited.

Key market indicator
2002

I quarter	II quarter	III quarter	IV quarter
Average price of Brent dated crude oil (1)	21.14	25.04	26.95	26.78	24.98
Average EUR/USD exchange rate	0.876	0.919	0.984	1.000	0.946
Average price in euro of Brent dated crude oil (2)	24.13	27.25	27.39	26.78	26.41
Average European refining margins (3)	0.21	0.73	0.75	1.49	0.80
Euribor %	3.4	3.4	3.4	3.1	3.3
2003	2004

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Average price of Brent dated crude oil (1)	31.51	26.03	28.41	29.42	28.84	31.95	36.36	41.54	44.00	38.46
Average EUR/USD exchange rate	1.073	1.136	1.124	1.189	1.131	1.250	1.204	1.222	1.296	1.244
Average price in euro of Brent dated crude oil (2)	29.36	22.90	25.26	24.74	25.50	25.56	29.37	33.99	33.95	30.72
Average European refining margins (3)	3.81	2.17	2.28	2.34	2.65	2.21	5.26	4.28	5.75	4.35
Euribor %	2.7	2.4	2.1	2.2	2.3	2.1	2.1	2.1	2.2	2.1
2005	2006

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Average price of Brent dated crude oil (1)	47.50	51.59	61.54	56.90	54.38	61.75	69.62	69.49	59.68	65.14
Average EUR/USD exchange rate	1.311	1.260	1.220	1.189	1.244	1.202	1.256	1.274	1.290	1.256
Average price in euro of Brent dated crude oil (2)	36.23	40.94	50.44	47.86	43.71	51.37	55.43	54.55	46.26	51.86
Average European refining margins (3)	4.26	6.78	7.02	5.05	5.78	2.95	5.77	4.27	2.18	3.79
Euribor %	2.1	2.1	2.1	2.3	2.2	2.6	2.9	3.2	3.6	3.1

(1)	In USD/barrel. Source: Platt’s Oilgram.
(2)	Eni calculation.
(3)	In US dollars per barrel FOB Mediterranean Brent crude. From 1995 lead-free gasoline. Eni elaborations on Platt’s Oilgram data.

Contents
Main operating data
Italian GAAP

2002

I quarter	II quarter	III quarter	IV quarter
Daily production of oil (kbbls/d)	910	927	908	939	921
Daily production of natural gas (kboe/d)	531	541	543	588	551
Daily production of hydrocarbons (kboe/d)	1,441	1,468	1,451	1,527	1,472
Italy	311	315	320	316	316
North Africa	330	349	360	376	354
West Africa	237	238	240	235	237
North Sea	313	313	271	337	308
Rest of World	250	253	260	263	257
Production sold (mmboe)	132.8	123.3	124.7	142.5	523.3
Sales of natural gas to third parties (bcm)	21.88	12.75	11.28	18.21	64.12
Own consumption of natural gas (bcm)	0.51	0.5	0.5	0.51	2.02
Sales to third parties and own consumption (bcm)	22.39	13.25	11.78	18.72	66.14
Sales of natural gas of Eni’s affiliates (net to Eni) (bcm)					2.4
Total sales and own consumption of natural gas (bcm)	22.39	13.25	11.78	18.72	68.54
Volumes transported on behalf of third parties in Italy (bcm)	4.55	4.79	4.94	5.56	19.84
Electricity sales (TWh)	1.37	1.24	1.06	1.34	5.01
Sales of refined products (mmtonnes):	12.22	13.42	13.2	13.18	52.24
Retail sales in Italy	2.67	2.81	2.87	2.79	11.14
Wholesale sales in Italy	2.66	2.54	2.55	2.89	10.64
Retail sales outside Italy	0.96	1.05	1	1	4.01
- Rest of Europe	0.58	0.64	0.69	0.66	2.57
- Africa and Brazil	0.38	0.41	0.31	0.34	1.44
Wholesale sales outside Italy	1.29	1.32	1.59	1.45	5.65
Other sales	4.7	5.75	5.25	5.1	20.8
Italian GAAP	IFRS

2003	2004

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Daily production of oil (kbbls/d)	925	978	985	1,035	981	1,016	1,026	1,003	1,090	1,034
Daily production of natural gas (kboe/d)	573	578	571	602	581	612	595	542	614	590
Daily production of hydrocarbons (kboe/d)	1,498	1,556	1,556	1,637	1,562	1,628	1,621	1,545	1,704	1,624
Italy	310	302	295	293	300	278	263	271	272	271
North Africa	333	343	357	369	351	367	374	367	411	380
West Africa	235	262	265	278	260	301	302	320	339	316
North Sea	367	349	317	348	345	334	335	258	306	308
Rest of World	253	300	322	349	306	348	347	329	376	349
Production sold (mmboe)	128.6	138.7	141.2	147.7	556.2	143.4	141.7	138.5	152.9	576.5
Sales of natural gas to third parties (bcm)	23.54	13.79	11.84	20.32	69.49	24.78	15.15	12.68	20.18	72.79
Own consumption of natural gas (bcm)	0.51	0.39	0.4	0.6	1.9	0.81	0.87	0.97	1.05	3.7
Sales to third parties and own consumption (bcm)	24.05	14.18	12.24	20.92	71.39	25.59	16.02	13.65	21.23	76.49
Sales of natural gas of Eni’s affiliates (net to Eni) (bcm)	1.16	2.18	1.42	2.18	6.94	2.06	1.59	1.52	2.15	7.32
Total sales and own consumption of natural gas (bcm)	25.21	16.36	13.66	23.1	78.33	27.65	17.61	15.17	23.38	83.81
Volumes transported on behalf of third parties in Italy (bcm)	5.9	6.28	5.87	6.58	24.63	6.89	7.2	6.7	7.47	28.26
Electricity sales (TWh)	1.26	1.25	1.16	1.88	5.55	2.51	3.57	3.56	4.21	13.85
Sales of refined products (mmtonnes):	11.82	12.5	12.32	13.27	50.43	12.73	14.34	13.04	13.43	53.54
Retail sales in Italy	2.57	2.81	2.84	2.77	10.99	2.55	2.78	2.83	2.77	10.93
Wholesale sales in Italy	2.5	2.48	2.45	2.92	10.35	2.56	2.58	2.65	2.91	10.7
Retail sales outside Italy	0.88	1.02	1.18	1.12	4.2	1.08	1.15	0.93	0.88	4.04
- Rest of Europe	0.61	0.72	0.88	0.81	3.02	0.8	0.86	0.93	0.88	3.47
- Africa and Brazil	0.27	0.3	0.3	0.31	1.18	0.28	0.29			0.57
Wholesale sales outside Italy	1.44	1.57	1.55	1.45	6.01	1.39	1.65	1.1	1.16	5.3
Other sales	4.56	4.75	4.43	5.14	18.88	5.15	6.18	5.53	5.71	22.57

IFRS

2005	2006

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter
Daily production of oil (kbbls/d)	1,100	1,107	1,106	1,132	1,111	1,143	1,056	1,041	1,079	1,079
Daily production of natural gas (kboe/d)	603	618	609	674	626	684	692	668	718	690
Daily production of hydrocarbons (kboe/d)	1,703	1,725	1,715	1,806	1,737	1,827	1,748	1,709	1,796	1,770
Italy	265	268	256	254	261	247	237	235	232	238
North Africa	432	465	502	522	480	541	555	554	571	555
West Africa	327	326	347	372	343	382	368	365	372	372
North Sea	290	286	265	291	283	298	284	254	291	282
Rest of World	389	380	345	367	370	359	304	301	330	323
Production sold (mm boe)	148.0	153.4	152.5	161.0	614.9	159.5	154.1	152.3	159.2	625.1
Sales of natural gas to third parties (bcm)	24.55	15.65	13.95	22.93	77.08	26.20	16.11	14.97	22.35	79.63
Own consumption of natural gas (bcm)	1.25	1.34	1.48	1.47	5.54	1.47	1.61	1.50	1.55	6.13
Sales to third parties and own consumption (bcm)	25.80	16.99	15.43	24.40	82.62	27.67	17.72	16.47	23.90	85.76
Sales of natural gas of Eni’s affiliates (net to Eni) (bcm)	2.27	1.53	1.23	2.05	7.08	2.41	1.65	1.62	1.97	7.65
Total sales and own consumption of natural gas (bcm)	28.07	18.52	16.66	26.45	89.70	30.08	19.37	18.09	25.87	93.41
Volumes transported on behalf of third parties in Italy (bcm)	8.34	7.99	6.59	7.30	30.22	8.77	7.72	6.93	7.48	30.90
Electricity sales (TWh)	4.98	5.57	6.15	6.07	22.77	6.42	6.00	6.33	6.07	24.82
Sales of refined products (mmtonnes):	12.30	12.51	13.16	13.66	51.63	12.32	12.55	13.09	13.17	51.13
Retail sales in Italy	2.52	2.70	2.63	2.20	10.05	2.06	2.20	2.24	2.16	8.66
Wholesale sales in Italy	2.53	2.54	2.58	2.83	10.48	2.54	2.48	2.46	2.58	10.06
Retail sales outside Italy	0.83	0.94	0.99	0.91	3.67	0.87	0.95	1.03	0.97	3.82
- Rest of Europe	0.83	0.94	0.99	0.91	3.67	0.87	0.95	1.03	0.97	3.82
- Africa and Brazil
Wholesale sales outside Italy	1.10	1.06	1.14	1.20	4.50	1.13	1.15	1.17	1.15	4.60
Other sales	5.32	5.27	5.82	6.52	22.93	5.72	5.77	6.19	6.31	23.99

Contents

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
euro 4,005,358,876 fully paid
Tax identification number 00484960588
Branches:
San Donato Milanese (MI) - Via Emilia, 1
San Donato Milanese (MI) - Piazza Ezio Vanoni, 1

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.it

Publications
Financial Statements prepared in accordance with
Legislative Decree No. 127 of April 9, 1991 (in Italian)
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Sustainability Report (in Italian and English)
Fact Book (in Italian and English)
Report on the First, the Second and the Third Quarter
(in Italian and English)
Report on the First Half (in Italian)
prepared in accordance with art. 2428 of Italian Civil Code
Report on the First Half (in English)

Internet Home page: www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Opera
Cover: Grafica Internazionale - Rome - Italy
Layout and supervision: Korus Srl - Rome - Italy
Digital printing: Mari Group Comunications - Rome - Italy

Contents

Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Roma
Tel +39.0659821 • Fax +39.0659822141
www.eni.it

00006

Contents

Contents

Phase I of the massive Kashagan development project is progressing toward completion with expected start-up by the end of 2010. This project – intended to produce up to 13 billion barrels of recoverable reserves – will demonstrate again Eni’s ability to deliver in spite of the complexity of tasks and the harshness of environmental conditions. Pictured on the cover is a floating production hub for collecting oil and natural gas from artificial, satellite islands. After an early stage treatment, oil is expected to be transported onshore for further purification and exportation.

Countries of activity

EUROPE
Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, Netherlands, Norway, Principality of Monaco, Portugal, Romania, Slovakia, Slovenia, Spain, Switzerland, Turkey, United Kingdom

CIS
Azerbaijan, Georgia, Kazakhstan, Russia, Turkmenistan

AFRICA
Algeria, Angola, Cameroon, Chad, Congo, Côte d’Ivoire, Egypt, Gabon, Libya, Mali, Morocco, Mozambique, Nigeria, Tunisia

MIDDLE EAST
Iran, Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates

CENTRAL ASIA
India, Pakistan

SOUTH EAST ASIA AND OCEANIA
Australia, China, East Timor, Indonesia, Malaysia, Papua-New Guinea, Thailand

AMERICAS
Argentina, Brazil, Canada, Ecuador, Mexico, Peru, Trinidad & Tobago, United States, Venezuela

3	To our Shareholders
6	Profile of the year
13	Business Review
14	• Exploration & Production
26	• Gas & Power
34	• Refining & Marketing
42	• Engineering & Construction
47	Group results for the year
52	Commitment to sustainable development
60	Financial Information
71	Frequently Used Terms
76	Directors and Officers
83	Investor Information

Eni SpA is the parent company of the Eni Group of companies. Unless otherwise stated, the text does not distinguish between the activities and operations of the parent company and those of its subsidiaries.

The Exploration & Production Division (E&P) is engaged in exploration, development and production activities mainly in Italy, in North and West Africa, in the Caspian Region, in the Gulf of Mexico and in Kazakhstan.
The Gas & Power Division (G&P) conducts gas marketing, supply, transport and distribution activities and power generation activity mainly in Italy and in Europe.
The Refining & Marketing Division (R&M) is engaged in the refining and marketing of petroleum products activities mainly in Italy and Central and West Europe.
The Engineering & Construction Division (E&C) is engaged in the execution of large offshore projects for the oil industry, including subsea pipelaying and construction of production platforms, FPSO units and relevant facilities, drilling services, and the construction of plants in the oil and petrochemical industries.

The term “shareholder” in this report means, unless the context otherwise requires, investors in the equity capital of Eni SpA, both direct and/or indirect.

For definitions of certain financial and operating term see “Frequently used terms” section, on page 71.

“Eni in 2006” report comprises the description of the business, a synthesis of the management’s discussion and analysis of financial condition and results of operations and certain other company information from Eni’s Annual Report for the year ended 31 December 2006. It does not contain sufficient information to allow as full an understanding of financial results, operating performances and business developments of Eni as Eni 2006 Annual Report. It is not deemed to be filed or submitted with any Italian or US market or other regulatory authorities.
You may obtain a copy of “Eni in 2006” and “Eni 2006 Annual Report” on request, free of charge (see the request form on Eni’s web site - www.eni.it - under the section Documents Download>Reports).
“Eni in 2006” and “Eni 2006 Annual Report” may be downloaded from Eni’s web site under the section Investor relations>Reports.	This report contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.
Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

As Eni shares, in the form of ADRs, are listed on the New York Stock Exchange (NYSE), an annual report on Form 20-F will be filed with the US Securities and Exchange Commission in accordance with the US Securities Exchange Act of 1934.
When filed, hard copies may be obtained free of charge (see the request form on Eni’s web site – www.eni.it – under the section Documents Download>Reports). Eni discloses on its Annual Report significant ways in which its corporate governance practices differ from those mandated for US companies under NYSE listing standards.

Eni shares are traded on the Italian Stock Exchange (Mercato Telematico Azionario) and on the New York Stock Exchange (NYSE) under the ticker “E”.

Contents

MISSION

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity

Contents

ENI IN 2006 / TO OUR SHAREHOLDERS

To our Shareholders

Roberto Poli Chairman	Paolo Scaroni CEO

2006 was a remarkable year for Eni in terms of both financial performance and operational accomplishments.
Our earnings and cash flow were the highest in our history, driven by continued improvements in performance and consistent execution of our strategy in a broadly favorable trading environment.
In particular, we maintained pleasing production growth despite the impact of disruption in Venezuela, achieved several exploration successes, secured access to promising new acreage and further expanded our global natural gas business.
On top of that, we struck a landmark agreement with Gazprom which extends our gas contracts to 2035 and opens up new opportunities for upstream expansion in Russia.

Financial performance
Our reported net profit of euro 9.2 billion in 2006 was the highest in the history of the Company.
Adjusted net profit rose 12.5% to euro 10.4 billion, representing a return on average capital employed of 22.7%. Net cash generated by operating activities totalled euro 17 billion, allowing us to finance capital expenditure of euro 7.8 billion and to reduce our debt/equity ratio to 0.16. Those strong results enabled us to propose a dividend of euro 1.25 per share to our Annual General Shareholders’ Meeting, up 14% compared to 2005 (euro 1.10 per share), of which euro 0.60 was paid as an interim dividend in October 2006. During the year, we purchased a total of 53.1 million of our own shares for euro 1.2 billion, bringing the total cash returned to shareholders for the year to euro 5.8 billion. Our total shareholder return was 14.8%, making this the fifth year running that we have outperformed our peer group.	Sustaining growth and shareholder return
Growth is at the heart of our strategic priorities.
A strong pipeline of projects and investment opportunities will enable us to achieve our ambitious short and long-term growth targets.
Over the next four years, we will invest euro 44.6 billion in our businesses to ensure our continued growth, also beyond 2010. This investment program, the largest ever in Eni’s history, will be carried out with tight financial discipline.
The projected free cash flow in 2010 will allow us to sustain the current flow of dividends in real terms, even with a scenario of 40 $/bl Brent.

Among Eni’s business divisions, EXPLORATION & PRODUCTION showed the strongest growth.
In 2006, the division’s adjusted net profit increased by 17.7% to euro 7.3 billion. Oil and gas production rose by approximately 2% to 1.77 million boepd.
This increase was entirely organic and was achieved despite the negative impact of the unilateral termination of the Dación contract in Venezuela and the adverse entitlement effects in PSAs and buyback contracts due to higher oil prices. Excluding the effect of higher oil prices on PSAs and the termination of the Dación contract, organic production growth was close to an impressive 6%. We are committed to maintaining strong organic production growth.
The company targets a production level of 2 million boepd by 2010, with an average growth rate of approximately 3% per year.
Exploration activity reaped substantial results in 2006, reaching an average success rate of 49% and adding 152,000 sq km of net acreage, 99% operated.
Over the medium term, we are committed

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ENI IN 2006 / TO OUR SHAREHOLDERS

to replacing more than 100% of produced reserves.
Development activities are progressing in many fields around the world, including Kashagan, where we expect higher capex and a longer timetable. However, we have also been able to confirm that the field is capable of higher production levels than previously thought.

We are progressing with the global expansion of the LNG business as a way to monetize our large gas reserve base. Major steps taken in 2006 include the start-up of train five at the Bonny liquefaction plant in Nigeria, where a sixth train will commence operations in 2008, and the signing of a framework agreement for doubling the capacity of the Damietta liquefaction plant in Egypt by 2010.
The growth options we are presently pursuing with our partner Gazprom could potentially enable us to accelerate the achievement of our growth targets.

In GAS & POWER, our strong and integrated position in Europe generates stable and robust earnings and cash flows. Adjusted net profit for the year rose by 12.1% to euro 2.9 billion, supported by an approximately 16% increase in volumes sold in Europe (excluding Italy) to 35 bcm (excluding gas sold by E&P of 4 bcm).
This result was achieved despite stiff competition and mild weather.

Our strategy is based on growing our market share in key European markets, preserving our domestic natural gas business and effectively managing our regulated business. European natural gas demand is forecast to grow steadily in the future, resulting in a cumulative increase of around 45% by 2020 (2.4% per annum).
This, coupled with the decline of Europe’s internal production, means that our continent will become more and more reliant on external supplies to fulfill its gas needs. In this context, Eni is poised to further strengthen its market leadership by leveraging on an unparalleled portfolio of assets in terms of infrastructure, availability of gas – both equity and purchased under long term supply contracts – long-standing relationships with natural gas producing countries, market knowledge and a large customer base. The recent alliance with Gazprom marks a new milestone in our relationship with the largest natural gas producer in the world, and will enable us to reinforce our competitive profile.
By 2010 we are committed to selling more than	105 bcm of gas worldwide, with sales outside Italy expected to grow at an average rate of 10% per year.

Our REFINING & MARKETING division reported an adjusted net profit of euro 629 million, which was 33.4% lower than in 2005 due to the weak refining margin environment, the appreciation of the euro against the dollar and the impact of higher levels of planned maintenance activity.

Looking forward, several trends are emerging in the refining landscape: the adoption of increasingly strict environmental standards, global imbalances in product availability (especially a deficit of diesel fuel in Europe), a relative abundance of heavy crude and the desire to increase efficiency. These are the key drivers of our strategy.
In Refining, Eni will increase its capital expenditure to enhance the refinery conversion rate in order to meet future product quality requirements, produce higher-value products and chemical feedstocks, lower operating costs and increase refinery flexibility in processing low-quality crude oils. In Marketing, we aim to extract full value from our retail business in Italy through a selective investment program, customer-focused marketing initiatives, effective differentiation of pricing, an improved premium-products offer, and operating efficiencies.

In managing our PETROCHEMICAL operations, which reported an adjusted net profit of euro 174 million for 2006, we remain committed to improving efficiency and selectively developing those plants with sufficient scale and a favorable geographic location.
Capital expenditure will be focussed on implementing de-bottlenecking projects, enhancing the efficiency and flexibility of plants in areas of excellence (styrenes and elastomers) and maintaining high standards of health, safety, security and environmental performance.

In ENGINEERING & CONSTRUCTION, adjusted net profit rose by 22% to euro 400 million, reflecting the strong competitive position held by Saipem, also as a result of the integration of Snamprogetti.
To cope with rising demand for drilling equipment and oilfield services, Saipem is planning to further expand the geographical reach and operational features of its world-class fleet.
Our relentless commitment to technological research and innovation underscores a fundamental belief that technology is key to increasing our competitive

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ENI IN 2006 / TO OUR SHAREHOLDERS

advantage over the long term and promoting sustainable growth. We are conducting research aimed primarily at reducing the costs of finding and recovering hydrocarbons, upgrading heavy oils, monetizing stranded gas and protecting the environment. In particular we are moving forward on our breakthrough technologies: EST (Eni Slurry Technology) for the full exploitation of the heavy barrel, TAP (gas transportation at high pressure) and GTL (gas-to-liquids) for gas monetization.	Sustainable development
2006 marks the first year in which Eni has published a Sustainability Report to communicate more effectively with stakeholders. We now have a more coherent approach to sustainability, and are even more committed to managing and developing your company in a responsible and accountable way. Among the various initiatives, our focus is on reducing greenhouse gas emissions from industrial processes and developing projects to economically exploit flared gas.
In conclusion, 2006 was a very good year for Eni. As well as delivering impressive results, we have worked to create future growth opportunities in all our divisions. We are confident that we can continue to deliver industry-leading growth and superior shareholder returns.

March 29, 2007

In representation of the Board of Directors

Chairman	Chief Executive Officer and General Manager

Contents

Contents

ENI IN 2006 / PROFILE OF THE YEAR

FINANCIAL HIGHLIGHTS	2004	2005	2006
(euro million, unless otherwise specified)
Net sales from operations		57,545	73,728	86,105
Operating profit		12,399	16,827	19,327
Adjusted operating profit		12,582	17,558	20,490
Eni's net profit		7,059	8,788	9,217
Eni's adjusted net profit		6,645	9,251	10,412
Net cash provided by operating activities		12,500	14,936	17,001
Capital expenditure		7,499	7,414	7,833
Dividends to Eni shareholders relating to the year (a)		3,384	4,086	4,594
Cash dividends to Eni shareholders		2,828	5,070	4,610
Common stock purchases (gross)		70	1,034	1,241
Research and development costs		257	204	222
Total assets at year end		72,853	83,850	88,312
Total debt at year end		12,684	12,998	11,699
Shareholders’ equity including minority interest at year end		35,540	39,217	41,199
Net borrowings at year end		10,443	10,475	6,767
Net capital employed at year end		45,983	49,692	47,966
Return On Average Capital Employed (ROACE)
- reported	(%)	16.6	19.5	20.3
- adjusted	(%)	15.9	20.5	22.7
Leverage		0.29	0.27	0.16

(a)	Amounts due on the payment of the balance of 2006 dividend are estimated.

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ENI IN 2006 / PROFILE OF THE YEAR

SHAREHOLDER INFORMATION	2004	2005	2006

Eni's net profit:
- per share (a)	(euro)	1.87	2.34	2.49
- per ADR (b)	(US$)	4.66	5.81	6.26
Eni's adjusted net profit:
- per share (a)	(euro)	1.76	2.46	2.81
- per ADR (b)	(US$)	4.38	6.12	7.07
Dividend pertaining to the year:
- per share	(euro)	0.90	1.10	1.25
- per ADR (b)	(US$)	2.24	2.74	3.14
Annual dividend per share growth	(%)	20.0	22.2	13.6
Pay-out	(%)	48	46	50
Dividend yield (c)	(%)	4.9	4.7	5.0
Share price at year end	(euro)	18.42	23.43	25.48
Cash dividend to net profit	(%)	40	58	50
Cash dividend to Free Cash Flow (FCF)	(%)	45	62	47
Total shareholder return (TSR)	(%)	28.5	35.3	14.8
Number of shares outstanding:
- at year end	(million)	3,770.0	3,727.3	3,680.4
- average (fully diluted)	(million)	3,774.9	3,763.4	3,701.3
Market capitalization (d)	(euro billion)	69.4	87.3	93.8
Market quotations for common stock on the Mercato Telematico Azionario (MTA - "Telematico")
High	(euro)	18.75	24.96	25.73
Low	(euro)	14.72	17.93	21.82
Average daily close	(euro)	16.94	21.60	23.83
Year-end close	(euro)	18.42	23.43	25.48
Market quotations for ADR on the New York Stock Exchange (e)
High	(US$)	126.45	151.35	67.69
Low	(US$)	92.35	118.50	54.65
Average daily close	(US$)	105.60	134.02	59.97
Year-end close	(US$)	125.84	139.46	67.28
Average daily traded volumes	(million of shares)	20.0	28.5	26.2
Value	(euro million)	338.7	620.7	619.1

(a)	Fully diluted. Ratio of net profit and average number of shares outstanding in the year. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(b)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.
(c)	Ratio of dividend for the period and average price of Eni shares in December.
(d)	Number of outstanding shares by references price at year end.
(e)	Effective January 10, 2006 a 5:2 stock split was made.

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ENI IN 2006 / PROFILE OF THE YEAR

The Eni share

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ENI IN 2006 / PROFILE OF THE YEAR

VOLUMES SUMMARY	2004	2005	2006

Exploration & Production
Net proved reserves of hydrocarbons (at 31 December)	(mmboe)	7,218	6,837	6,436
- Liquids	(mmbbl)	4,008	3,773	3,481
- Natural gas	(bcf)	18,435	17,591	16,965
Average reserve life index	(year)	12.1	10.8	10.0
Production of hydrocarbons	(kboe/d)	1,624	1,737	1,770
- Liquids	(kbbl/d)	1,034	1,111	1,079
- Natural gas	(mmcf/d)	3,387	3,595	3,966
Gas & Power
Worldwide gas sales	(bcm)	87.03	94.21	97.48
Total gas sales in Europe	(bcm)	85.32	92.50	95.97
- G&P division sales	(bcm)	80.62	87.99	91.90
- Upstream sales (a)	(bcm)	4.70	4.51	4.07
Customers in Italy	(million)	5.95	6.02	6.54
Gas volumes transported in Italy	(bcm)	80.41	85.10	87.99
Electricity production sold	(TWh)	13.85	22.77	24.82
Refining & Marketing
Refining throughputs on own account	(mmtonnes)	37.69	38.79	38.04
Refining throughputs of wholly-owned refineries	(mmtonnes)	26.75	27.34	27.17
Balanced capacity of wholly-owned refineries	(kbbl/d)	504	524	534
Balanced capacity utilization rate	(%)	100	100	100
Sales of petroleum products on Agip branded network in Europe	(mmtonnes)	12.35	12.42	12.48
Agip branded service stations in Europe at period end	(units)	6,225	6,282	6,294
Average throughput of Agip branded network in Europe	(kliters/y)	2,488	2,479	2,470
Engineering & Construction
Orders acquired	(euro million)	5,784	8,395	11,172
Order backlog at period end	(euro million)	8,521	10,122	13,191
Employees at period end	(units)	70,348	72,258	73,572

(a)	Does not include Eni’s share of Nigerian LNG (Eni 10.4%) sales in Europe amounting to 1.30; 1.31; 1.55 bcm; in 2004, 2005 and 2006, respectively.

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ENI IN 2006 / PROFILE OF THE YEAR

Eni at a glance

Eni is a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas.

In Exploration & Production, Eni boasts strong positions in some of the fastest growing oil and gas basins in the world such as the Caspian Region, North and West Africa. The quality of our assets, long-standing relationships with key host countries, and a strong pipeline of capital projects and investment opportunities will enable Eni to deliver industry-leading growth in both the short and the long term.

Eni Gas & Power division covers all phases of the gas value chain: supply, transport, distribution and marketing, resulting in a fully integrated business model. A significant installed power generation capacity enables Eni to extract further value from gas, diversifying its commercial outlets. The main feature of the Gas & Power division is its ability to generate a steady stream of earnings and cash flow, leveraging on its unparalleled asset base. Eni boasts market leadership in Europe owing to a unique competitive position thanks to gas availability under long-term supply contracts and equity gas, access to infrastructure, long-term relationships with key producing countries, market knowledge and a wide portfolio of clients. These assets provide Eni with a solid platform for growth. Integration with upstream operations provides the Group with the ability to monetize its equity gas reserves and to pursue opportunities arising in the gas market.

Eni is leader in the refining business and in the marketing of refined products in Italy and holds solid positions in the marketing of refined products in selected European countries. Eni’s refining and marketing operations are efficiently integrated valuable logistic assets, so as to maximize cost efficiencies and deliver appreciable returns on capital employed. Integration of Eni refineries with upstream operations further strengthens the competitive position of the Refining & Marketing division.

Its strong presence in engineering and oilfield services provides Eni with the necessary competence and expertise, coupled with access to engineering skills and technologies, to design and execute world scale projects, representing a key element supporting Eni growth and innovation plans.

This business mix is unique among integrated oil and gas companies. The relevant weight of the downstream gas business gives Eni a stable, robust stream of earnings and cash flow, virtually independent of energy price movements, thus counterbalancing the fluctuations of the oil cycle and the higher riskiness of the upstream business.
The same applies to the downstream oil business.

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ENI IN 2006 / PROFILE OF THE YEAR

Eni’s key objectives are to deliver superior growth and attractive shareholder returns over the long term.
Eni’s strategy is consistent with these goals and is based on the following guidelines:
- leverage on its asset portfolio and execution capabilities;
- allocate the cash generated from operations to capital expenditure, driving long-term organic growth, and to an attractive and sustainable flow of dividends;
- use cash in excess of capital expenditure and dividend needs to continue the programme of share repurchase and to maintain a solid financial structure;
- apply tight financial discipline to investment decisions;
- continue to improve operating efficiency and effectiveness;
- manage risks;
- devote significant resources to technological innovation in order to create and maintain competitive advantages;
- promote the sustainability of the business model.

Over the next four years, Eni will implement the largest capital expenditure program in its history by investing euro 44.6 billion in its businesses to support continued growth, also beyond 2010. The ability to generate robust cash flow from operations will enable Eni to finance its capital expenditure plans and to sustain the distribution of dividends to shareholders.
Since 2000, we have returned approximately euro 27 billion to our shareholders through dividends and repurchase of own shares. Of that, approximately 80% has been distributed to shareholders via dividends, which have been hiked by an impressive 200% over this period. At the same time, we invested approximately euro 66 billion in capital expenditure and acquisitions in order to boost growth in all our businesses, achieving in particular a 50% increase in daily oil and gas production (or a compound annual growth rate of approximately 7%). Meanwhile, we have managed to maintain a healthy balance sheet thanks to our impressive cash flow generation, totaling euro 85 billion; a further euro 7 billion was generated by divesting non strategic assets and businesses. Finally, thanks to the repurchase of our own shares, we have reduced the number of shares outstanding by approximately 8%, boosting earnings per share by the same amount.

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Development of the Kashagan field offshore Kazakhstan. Pictured above is a floating production hub for collecting oil and natural gas from artificial satellite islands. After an early stage treatment, oil is transported onshore for further purification and exportation.

Key performance indicators	2004	2005	2006

Net sales from operations (a)	(million euro)	15,346	22,531	27,173
Operating profit		8,185	12,592	15,580
Adjusted operating profit		8,202	12,903	15,763
Adjusted net profit		4,033	6,186	7,279
Capital expenditure		4,853	4,965	5,203
of which: exploration (b)		499	656	1,348
Capital employed, net		17,937	20,206	18,590
ROACE adjusted	(%)	22.7	32.4	37.5
Average realizations
- Liquids	($/bbl)	34.73	49.09	60.09
- Natural gas	($/mmcf)	3.89	4.49	5.29
- Total hydrocarbons	($/boe)	30.40	41.06	48.87
Production
- Liquids	(kbbl/d)	1,034	1,111	1,079
- Natural gas	(mmcf/d)	3,387	3,595	3,966
- Total hydrocarbons	(kboe/d)	1,624	1,737	1,770
Net proved reserves
- Liquids	(mmbbl)	4,008	3,773	3,481
- Natural gas	(bcf)	18,435	17,591	16,965
- Total hydrocarbons	(mmboe)	7,218	6,837	6,436
Reserve life index	(year)	12.1	10.8	10.0
Proved reserve replacement ratio	(%)	105	23	65
Employees at year end	(unit)	7,477	8,030	8,336

(a)	Before elimination of intersegment sales.
(b)	Includes exploration bonus.

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ENI IN 2006 / EXPLORATION & PRODUCTION

STRATEGIES

In Exploration & Production, Eni boasts strong positions in some of the fastest growing oil and gas basins in the world such as the Caspian Region, North and West Africa. The quality of our assets, long-standing relationships with key host countries, and a strong pipeline of capital projects and investment opportunities will enable Eni to deliver industry-leading growth in both the short and the long term. Consistent with this goal, strategies for our global exploration, development and production operations have remained basically unchanged for many years to date and feature as follows:

  Maintain strong production growth;
  Ensure medium to long-term business sustainability by focusing on reserve replacement;
  Develop new projects to fuel future growth; and
  Develop the LNG business.

In order to carry out these fundamental strategies, Eni intends to invest approximately euro 30.6 billion addressed to exploration initiatives and reserve development over the next four-year period frame.

2006 HIGHLIGHTS

In February 2007, Eni purchased exploration and production onshore activities operated by Maurel & Prom in Congo, entailing a cash consideration of $1.4 billion. This deal is consistent with Eni’s strategy of purchasing proved and unproved reserves and producing assets in legacy countries where Eni can achieve synergies leveraging on own competencies and the availability of facilities. This transaction is subject to approval by the Congolese authorities.

In 2006 adjusted net profit was euro 7,279 million, up euro 1,093 million from a year ago (+17.7%), reflecting a better operating profit as a result of higher oil and natural gas realization in dollars combined with increased production volumes sold. These positives were offset in part by higher operating costs and a high adjusted tax rate.

Return on average capital employed calculated on an adjusted basis was 37.5% in 2006, higher than in 2005 (32.4%).

Oil and natural gas production for the year averaged 1.77 mmboe/d, up 1.9% from 2005. This included the loss of production at the Venezuelan Dación oilfield and lower entitlements in certain Production Sharing Agreements (PSAs) and buy-back contracts due to higher oil and gas prices. Eni delivered its 3% production growth rate based on a $55 per barrel scenario, as announced in the 2006 quarterly production outlook.

Net proved reserves at December 31, 2006 stood at 6.44 bboe (down 6% compared with December 31, 2005), representing 10 years of remaining production at the current rate. Organic proved additions, as calculated by applying a year-end Brent price of $58.925 per barrel, replaced 65% of production. Assuming Brent is constant at $40 per barrel when determining entitlements in PSAs, the three-year average proved reserve replacement ratio would be 106%.

Eni invested euro 3.6 billion in the development of oil and natural gas reserves, in particular in Kazakhstan, Angola, Egypt and Italy. In exploration activities Eni invested euro 1.4 billion (up 106% compared with 2005) to support reserve replacement and the renewal of its portfolio.

In 2006, Eni achieved several hydrocarbon discoveries, mainly in Indonesia, Egypt, Kazakhstan, Norway, Nigeria, the United Kingdom, the Gulf of Mexico, Italy, Angola and Congo. A total of 68 exploratory wells were completed (35.9 net to Eni), with a commercial rate of success of 43% (49% net to Eni). A further 26 wells were in progress as of the year-end.

Eni’s exploratory portfolio was strengthened through acquisition of assets in both core areas such as Angola, Alaska, Brazil, Congo, Egypt, Nigeria, Norway, Pakistan, the Gulf of Mexico and new countries/areas with high mineral potential such as Mali, Mozambique and East Timor. Gross acquired acreage extends for approximately 259,000 square kilometers (152,000 net to Eni, 99% operated).

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Algeria, the principal producing fields operated by Eni are located in the Bir Rebaa area in the South-Eastern desert.

Maintain strong production growth
Eni’s strategy is to build on its strong position in some of the world’s most attractive oil and gas basins to deliver industry leading production growth. We plan to accomplish this by applying the most cost-effective technologies and operations management systems to each and every asset to maximize the commercial recovery of hydrocarbons.

Eni’s assets are well balanced between mature producing fields and fields that are at the early stages of their producing cycles with significant opportunities for growth. Mature areas include mainland and offshore Italy, the North Sea and certain basins in Egypt. Growing areas include Libya, offshore and onshore West Africa, the Caspian Sea and the Nile Delta. Eni expects contributions from the latter to boost production growth to 2010 and beyond.	Eni continually invests in its existing asset base to increase resource recovery, maximize profitability, and extend field life. New production volumes are generated through workovers, drilling of new wells, and projectimplementation. In 2006, Eni invested euro 3.6 billion to develop new reserves and to maximize resource recovery from existing fields. In the next four years, Eni plans to invest approximately euro 22.5 billion evenly allocatedto initiatives intended to counteract mature field decline, fuel medium-term growth and support growth beyond 2010.

Several fields/projects were started up during 2006. Among the key start-ups are: (i) the Benguela/Belize and Lobito/Tomboco fields in Block 14 (Eni’s interest 20%), holding recoverable reserves of approximately 460 mmbbl. Peak production at 158 kbbl/d (20 net to Eni) is expected in 2009 upon completion of the drilling

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program; (ii) the fifth train as a part of the development of the Bonny liquefaction plant (Eni’s interest 10.4%) in Nigeria, increasing plant capacity to 17 mmtonnes/y of LNG (812 bcf/y of feed gas); (iii) the gas phase of the Bayu-Undan field (Eni’s interest 12.04%) in Australia, starting supplies to the Darwin plant with liquefaction capacity of 3.5 mmtonnes/y of LNG. Peak production at 160 kboe/d (18 net to Eni) is expected in 2008.

PRODUCTION VOLUMES OUTLOOK
In 2006, oil and gas production averaged 1,770 kboe/d, up 33 kboe from 2005 or 1.9%, despite; (i) the impact of the loss of production at the Dación oil field in Venezuela (down 46 kboe/d) as a consequence of the unilateral cancellation of the relevant service contract by the Venezuelan state oil company PDVSA; and (ii) adverse entitlement effects (down 21 kboe/d) in PSAs and buy-back contracts due to higher oil prices. Production growth was driven by a remarkable increase in gas production mainly in Libya, Egypt, Nigeria, Australia and Croatia; oil production increased in Angola and Libya. Organic growth was partially offset by mature field declines and production outages in Nigeria due to social unrest. The share of production outside Italy was 87% (85% in 2005).
In the medium term, Eni expects to deliver a 3% compound average growth rate from 2007 to 2010, targeting a production level in excess of 2 mmboe/d by 2010. In subsequent years and up to 2013, Eni projects an annual growth rate of 3%. This goal will be achieved entirely through organic growth mainly in our key producing basins of North and West Africa and the Caspian region, leveraging on Eni’s unique position and solid relationships with many of the fastest growing producing countries in the world and on its strong pipeline of capital projects and investment opportunities. In greater detail, production growth will be fed by means of:
  developing LNG projects, aiming at monetizing our large gas reserve base;
  starting up new fields, some of which already under execution and other waiting for finalization of exploratory and appraisal activities;
  leveraging on our long life fields, including Karachaganak in Kazakhstan, the Western Libyan Gas project, Val d’Agri in Italy, Ekofisk and Aasgard offshore Norway, Belayim and Port Fouad in Egypt, and, in perspective, our massive Kashagan field;
  optimizing reserve recovery from declining fields.

Eni’s future production profiles are based on a long-term Brent price assumption of 40 $/bbl in real terms. Actual production volumes will vary from year to year due to the timing of individual project start-ups, operational outages, reservoir performance, regulatory changes, asset sales, severe weather events, price effects under production sharing contracts, and other factors.

Val d’Agri field Southern Italy. Producing since 1999, Val d’Agri exemplifies a long-life field within Eni’s asset portfolio. In 2006 this field produced 82 kboe/d net to Eni on average, and is expected to deliver a solid production plateau over the next several years thanks to continued development.

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Ensure medium to long-term business sustainability by focusing on reserve replacement
Eni intends to pay special attention to reserve replacement in order to ensure the medium to long-term sustainability of its business. In pursuing this goal, Eni intends to:
  optimize its portfolio of development properties by focusing on core areas, seeking new opportunities and divesting marginal assets;
  pursue new exploration opportunities targeting a sound balance between high risk/high reward initiatives and established/mature projects.

As of December 31, 2006, Eni’s portfolio of mineral rights consisted of 1,029 exclusive or shared rights for exploration and development in 36 countries on five continents for a total net acreage of 385,219 square kilometers. Of these, 48,273 square kilometers concerned production and development. This geographically and geologically diverse, high-quality portfolio balances risks and rewards to deliver both near-term and long-term production growth.

In the medium term, Eni expects to more than replace produced reserves through organic additions. Eni’s reserve replacement ratio will be supported by the high mineral potential of our assets located in core areas such as the Caspian Sea, West and North Africa.

GROWING THE RESOURCE BASE
The success of Eni’s approach is demonstrated by its ability in replacing produced reserves. Between 2003 and 2006, exploration reserves discovered were approximately 700 mmboe on average a year for a cumulative amount of 2.8 bboe, higher than our cumulative production over the same period.
Positive contributions came from both legacy countries such as Nigeria, Angola, Egypt and Kazakhstan and new frontier areas such as the Barents Sea and the ultra-deep waters of the Gulf of Mexico.
At 25 bboe, our solid resource base will secure 38 years of production at current rates.
Under SEC reporting standards, proved reserves at 2006 year-end were 6.4 billion boe, representing a life index of 10 years. In the 2004-2006 period, considering adverse entitlement impacts in certain PSAs and buy-back contracts resulting from higher oil prices and assuming Brent constant at $40 per barrel when determining entitlements in PSAs, we would have replaced on average 106% of production through organic additions. On the other hand, contractual terms of PSAs providing for a cost oil with a favorable cap, while affecting the reported reserve replacement ratio, allow a strong acceleration of investment recovery under a higher price environment, thus enabling a reduction in payout time and a significant improvement in the rate of return of relevant projects.
For 2006 only, by applying the year-end price of 58.925 $/bbl, organic additions for the year came in at 417 mmboe with a reserve replacement ratio of 65%.

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EXPLORATION OPPORTUNITIES
Exploration activities will play a crucial role in enlarging Eni’s resource base in order to fuel new production, and in securing access to new opportunities. In light of this, management will devote a great deal of focus and effort to exploration. In 2006, Eni more than doubled its investment in exploration from the previous year, resulting in a total of 68 wells drilled with an SEC exploration success of 43%, and approximately 152,000 square kilometers of new acreage acquired. In the next four years, management plans to invest on average approximately euro 1.1 billion per year in exploration activities, resulting in a cumulative euro 4.4 billion that is substantially higher (+51%) than the previous four-year plan (2006-2009). The cornerstones of Eni’s exploration strategy are:
  selectively assess opportunities to enhance the competitiveness of Eni’s full-cycle production costs;
  concentrate resources in core areas: approximately 70% of planned investment will be directed to 10 countries;
  exploit the full mineral potential of recently acquired areas;
  complete portfolio renewal.

In 2006, as part of its exploration strategy, Eni was successful in capturing 12 new opportunities spanning from new, untested exploration plays to well established plays or already-discovered resources, for a total acreage of about 152,000 square kilometers net to Eni, of these 99% as operator. In fact, management intends to concentrate investments in well established areas of presence where availability of production facilities, existing competencies and long-term relationships with host countries will enable Eni to readily put in production discovered resources, reducing the time to market and capturing synergies. On the other hand, Eni expects to selectively pursue high risk/high reward opportunities arising from expansion in areas with high mineral potential. Finally, portfolio renewal will be completed, bearing in mind that approximately 70% of total acreage has been renewed over the last three years.

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Developing new projects to fuel future growth
Eni has a strong pipeline of development projects that will contribute to the medium and long-term growth of its oil and gas production. Approximately 20 of these projects are among the top 100 projects worldwide.
Eni expects an evolution in the type of oil and gas resources from which it will be producing and in the physical conditions in which it will be operating. Many new developments will be located in more challenging	environments, continuing to require innovations in technology. Our new long life projects, integrated LNG projects and new start ups will boost Eni production growth over the medium and long term. Overall, start ups expected in future years will add approximately 450 kboe/d to 2010 production and 700 kboe/d to 2013 production. New production will come from both legacy countries and new regions as well as from mature basins and new high potential ones.

PROJECT DRIVE GROWTH

(kboe/d)
1,770
>2,000
New production 22%
Bahr-Essalam
Bonga
Karachaganak
Kristin
el Temsah
Tombua/ Landana
Vald'Agri
Blacktip
Block 208
HZ 25-4/3
Kristin
Kashagan
Longhorn
Mondo
Morvin
Nikaitchuq
Oooguruk
Saxi-Batuque
Seth
Taurt
West Franklin
Brass LNG
Damietta 2 LNG
Goliat
Karachaganak Phase III
Kashagan
Marulk
Shoei
2006
Depletion
Venezuela
Growth
New Production
2010
Growth and Start-ups
2013

EIGHT MAJOR PROJECTS

Mondo Block 15 - Angola (Eni 20%)
The Mondo deepwater oil field contains gross recoverable reserves of 278 mmbbl. Recovery of oil will be achieved with the installation of an FPSO vessel with a treatment capacity of 100 kbbl/d. Production is expected to start in the first quarter 2008, peaking at 18 kbbl/d net to Eni in 2009.

Saxi/Batuque Block 15 -Angola (Eni 20%)
The Saxi/Batuque deepwater oil field contains gross recoverable reserves of 305 mmbbl. Recovery of oil will be achieved with the installation of an FPSO vessel with a treatment capacity of 100 kbbl/d. Production is expected to start in the second quarter 2008, peaking at 18 kbbl/d net to Eni in 2009.

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Landana-Tombua Block 14 - Angola (Eni 20%)
The Landana and Tombua deepwater oil fields contain gross recoverable reserves of 322 mmbbl. The development project’s scope includes installation of a Compliant Piled Tower (CPT) with a capacity of 120,000 bbl/d and linkage of a part of producing wells to existing facilities at the nearby Benguela/Belize fields. Production is expected to peak at 130 kbbl/d (23 net to Eni) in 2010 upon completion of the drilling program. In 2006, a single well started production through facilities in place as outlined.

Blacktip Block WA-279-P - Australia (Eni 100% Op.)
The offshore Blacktip gas and liquids field contains gross recoverable reserves of 140 mmbbl and is located in the Bonaparte basin at a water depth of 50 meters about 100 kilometers off the north-western Australian coast. Gas production is expected to be transferred to a	treatment plant onshore with a capacity of 46 bcf/y.
Start-up is expected at the beginning of 2009. Under a 25-year agreement signed with Darwin Power & Water Utility Co, a total amount of 706 bcf of natural gas is expected to be supplied with an option for further volume increases.

El Merk Synergy project - Algeria
Leveraging on expected synergies with the development of reserves in Block 208, 212, 405a and 404, this project provides for the construction of a central production facility which will produce stabilized oil, condensates and NGL with an initial production level of at 144 kboe/d (19 net to Eni) in 2010. In 2006, 85% of basic engineering work was completed.

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Karachaganak - Kazakhstan (Eni 32.5% Co-op.)
This large liquid and gas field located onshore Kazakhstan holds recoverable reserves of 3.6 bboe. It represents an example of a long life field. Liquid production is treated at the Karachaganak Processing Complex with a capacity of 150 kboe/d. Two-thirds of liquid volumes are exported to western markets via pipeline; residual liquid and gas volumes are sold on local Russian markets. In 2006, production of this field net to Eni was 103 kboe/d. Development activities planned aim at maintaining current liquid production plateau. In 2006 upgrading of liquid treatment facilities was sanctioned envisaging the construction of a fourth unit. Such new capacity is expected to increase the export of production volumes which were previously marketed on local Russian markets, resulting in an enhancement of price realizations. In addition, management is evaluating the development of gas reserves by means of finalizing relevant sale contracts with Kazakh and Russian companies, also entailing, if contracts are finalized, the construction of a gas treatment plant.

Kashagan - Kazakhstan (Eni 18.5% Op.)
The development plan of the massive Kashagan oil field, considered the most important discovery of the past thirty years, to be implemented in three phases, aims at producing up to 13 billion barrels of recoverable reserves also by means of partial gas reinjection.
The development of the field provides for the construction of platforms and artificial islands (hubs) which will collect production from satellite islands.
Oil and non reinjected gas will be treated in the hubs and delivered, through two separate lines, to onshore treatment plants (located at Bolashak, near Atyrau).
The oil will be further stabilized and purified; natural gas will be treated for the removal of hydrogen sulphide and will be mostly used as fuel for the production plants.
The remaining amounts will be marketed.
Production start-up is currently scheduled for the third quarter of 2010 as compared to an initial forecast indicating a start-up in 2008, due also to the need on part of Eni to perform certain studies to define measures intended to enhance the overall level of safety and operability of facilities. As a result of said reconfiguration completed by year-end, the onshore design has been confirmed, while certain enhancements have been identified offshore which do not alter the original development concept. These enhancements are expected to be included in the development plan and implemented. Estimated capital expenditure to reach the 300 kbbl/d production level targeted in the first development phase stands currently at $19 billion, representing a remarkable increase over the approved budget of $10.3 billion in real terms 2007, sanctioned in 2004. This cost increase was driven by: (i) a cost increase of materials and services driven by sector-specific inflation and a negative impact due to a weakening US dollar; (ii) an underestimation of costs to conduct offshore operations in shallow/ultra shallow waters where the Kashagan field is located due to a lack of benchmarks, also reflecting technical and logistic issues and environmental constraints; (iii) the enhancements to the original layout of offshore facilities. Based on the high level of productivity yielded by the first three development wells, management currently expects a full field production plateau of 1.5 mmboe/d, representing a 25% increase from the original target envisaged by the development plan. In addition, over

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the long term management expects to exploit the huge mineral potential of Kashagan satellite discoveries, including Kalamkas and Kairan, which are currently undergoing an intense appraisal campaign.
To date this campaign has resulted in a 100% success rate, fostering high expectations on future developments of Kashagan satellites.
The Consortium is currently assessing various options to export production to international markets, including: (i) use of existing infrastructure, such as the Caspian Pipeline Consortium pipeline and the Atyrau-Samara pipeline; and (ii) construction of new infrastructure.
The latter comprises both laying a pipeline connecting the Kashagan production center at Bolashak to the Baku-Tbilisi-Cehyan pipeline (BTC-Eni’s interest 5%, corresponding to the right to transport up to 50 kbbl/d), and construction of a pipeline designed to bypass the Turkish Straits of Bosphorus and Dardanelles, enabling delivery of oil produced in the Caspian region to the Ceyhan commercial hub on the Mediterranean coast.	This new infrastructure is expected to be 550-kilometers long with a maximum transport capacity of 1.5 mmbbl/d of oil, corresponding to approximately 75 mmtonnes/y, and will represent a more efficient and environment-friendly alternative compared to the option of transporting oil by ship through the Turkish Straits of Bosphorus and Dardanelles. Following award of the relevant license to the Turkish company Çalik Enerji, partnering Eni in this initiative (both with a 50% stake), engineering activities started in the second half of 2006.

Taurt - Egypt (Eni 50%)
The offshore Taurt gas field contains gross recoverable reserves of 930 bcf and is located in the Nile Delta at a water depth of 105 meters. The development plan provides for the drilling of seven wells which are expected to be linked to existing onshore treatment facilities at West Harbour. Production plateau is targeted at 46 mmcf/d net to Eni, in 2008.

Libya - Mellitah treatment plant. The Western Libyan Gas Project is the first major project to valorize the natural gas produced in Libya through export to and marketing in Europe. Production from Bahr Essalam and Wafa fields is processed at the onshore Mellitah plant.

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Develop in LNG
Eni operates its gas business as an integrated portfolio in order to fully extract value from the gas chain and monetize its large gas reserves. Liquefied Natural Gas is a key part of this strategy. Eni intends to build a global LNG business, aiming at:
  exploiting gas equity availability in order to supply the attractive markets of Europe and North America;
  growing LNG production in areas with high potential and low producing costs;
  purchasing interests in liquefaction plants in order to support development of the LNG business.
Net liquefaction capacity in 2006 was 321 bcf, mainly concentrated in Nigeria and Egypt, and is expected to expand to 343 bcf in 2010 and in excess of 509 bcf in 2012 by means of developing capacity at the Bonny liquefaction plant, building the new Brass plant in Nigeria, and implementing the expansion plan of the Damietta LNG plant in Egypt.
LNG sales are expected to grow from 127 bcf in 2006 to166 bcf in 2010; equity gas supplies to LNG plants of 162 bcf in 2006 are expected to increase up to 233 bcf in 2010.

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Three major LNG projects
Brass LNG - Nigeria (Eni 17%)
Eni holds a 17% interest in Brass LNG Ltd which will implement building plans of a liquefaction plant near the existing Brass oil terminal (Eni’s interest 20%) on the Nigerian coast. This plant is expected to start operations in 2011 at an initial treatment capacity of 487 bcf/y on two trains, corresponding to a production of 10 million tonnes/y of LNG. Supplies to this plant will come from associated gas of nearby producing fields and through development of gas reserves of Blocks OML 60 and 61 (Eni operator with a 20% interest). When fully operational, equity gas volumes supplied to this plant will reach 170 mmcf/d (30 kboe/d).

Nigeria. An aerial view of the Bonny liquefaction plant.

Damietta LNG - Egypt (Eni 40%)
As part of the expansion plan of the Damietta LNG plant, in June 2006, Eni and its partners signed a framework agreement for doubling the capacity of the Damietta liquefaction plant by means of a second treatment unit with a capacity of 268 bcf/y of gas, corresponding to production of approximately 5 mmtonnes/y of LNG for a twenty-year period starting in 2010. This project is expected to support the ramp-up of Eni’s natural gas production in the Nile Delta, targeting supplies of 88 bcf/y. Eni is currently supplying 53 bcf/y to the first unit for a twenty-year period.

Bonny LNG 6th & 7th train - Nigeria (Eni 10.4%)
Eni holds a 10.4% interest in the Bonny liquefaction plant located in the eastern part of the Niger Delta. In 2006, a fifth treatment unit started operations, increasing plant capacity to 17 mmtonnes/y of LNG (812 bcf/y of feed gas). A sixth treatment unit with production capacity of 4.1 mmtonnes/y is under construction with expected start-up in 2008; a seventh unit is being engineered. When fully operational, total capacity will hit approximately 30 mmtonnes/y, corresponding to a feed gas of 1,448 bcf/y. Development initiatives for ensuring natural gas supplies to this plant are expected to be deployed in Blocks OML 60, 61, 62 and 63 (Eni’s interest 20%).

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The interconnection point at Gela (Sicily) where the GreenStream gasline carrying gas from Libyan fields links to Eni’s Italian natural gas transport network.
Eni’s unparalleled portfolio of gas assets deeply integrated with upstream operations is a key contributor to Group’s earnings and cash flow.

Key performance indicators	2004	2005	2006

Net sales from operations (a)	(million euro)	17,302	22,969	28,368
Operating profit		3,428	3,321	3,802
Adjusted operating profit		3,448	3,531	3,882
Adjusted net profit		2,290	2,552	2,862
Capital expenditure		1,451	1,152	1,174
Adjusted capital employed, net		18,383	18,898	18,864
ROACE adjusted	(%)	12.6	13.7	15.1
Worldwide gas sales	(bcm)	87.03	94.21	97.48
Total gas sales in Europe		85.32	92.50	95.97
- G&P division sales		80.62	87.99	91.90
- Upstream sales (b)		4.70	4.51	4.07
Customers in Italy	(million units)	5.95	6.02	6.54
Gas volumes transported in Italy	(bcm)	80.41	85.10	87.99
Electricity production sold	(terawatthour)	13.85	22.77	24.82
Employees at year end	(units)	12,843	12,324	12,074

(a)	Before elimination of intersegment sales.
(b)	Does not included Eni’s share of sales made by Nigeria LNG (Eni’s share 10.4%) in Europe amounting to 1.30, 1.31 and 1.55 bcm in 2004, 2005 and 2006 respectively.

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STRATEGIES

Eni’s Gas & Power division covers all phases of the gas value chain: supply, transport, distribution and marketing, resulting in a fully integrated business model. A significant installed power generation capacity enables Eni to extract further value from gas, diversifying its commercial outlets. The main feature of the Gas & Power division is its ability to generate a steady stream of earnings and cash flow leveraging on its unparalleled asset base. Eni boasts market leadership in Europe owing to a unique competitive position thanks to	gas availability under long-term supply contracts and equity gas, access to infrastructure, long-term relationships with key producing countries, market knowledge and a wide portfolio of clients. These assets provide Eni with a solid platform for growth. Integration with upstream operations provides the Group with the ability to monetize its equity gas reserves and to pursue opportunities arising in the gas market.
Eni’s key target for its Gas & Power division is to generate free cash flow[1] of euro 2.1 billion in 2010, resulting in a 3% average growth rate from 2006.
The strategic guidelines to attain this target are as follows:

  Grow international sales;
  Maintain strength in domestic market;
  Effectively manage relationships with strategic suppliers;
  Increase operational effectiveness; and
  Develop marketing of LNG aiming also at monetizing equity reserves.

2006 HIGHLIGHTS

In November 2006, Eni and Gazprom signed a broad strategic agreement. This agreement strengthens a long term partnership between the two companies and represents a fundamental step towards ensuring the security of energy supplies to Italy. Key features of this deal are the extension of the duration of Gazprom	gas supply contracts to Eni until 2035, further strengthening Eni’s supply portfolio, and the pursuing of joint initiatives in the upstream sector. Gazprom is expected to enter the Italian market by selling volumes of gas starting in 2007. Gazprom will obtain the availability of such volumes by means of a corresponding reduction in volumes previously supplied to Eni.

(1)	Cash flow provided by operating activities less cashoutflows for investing activities.

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In 2006 the Gas & Power business confirmed its ability to generate strong and stable performances. The adjusted net profit rose by euro 310 million to euro 2,862 million from 2005 (up 12.1%) reflecting primarily higher selling margins on natural gas sales, a lower impact of sector specific regulation, and a growth in gas volumes sold.

Operating cash flow stood at euro 3.1 billion, resulting in euro 1.9 billion of free cash flow generation after taking account of capital expenditure requirements and changes in working capital.

Natural gas sales were up approximately 4% to 97.48 bcm driven primarily by a 16% growth in sales in a number of target European markets (mainly in Turkey, Germany/Austria, France) owing also to a build-up of supplies of natural gas from Libya. Volumes decreased in Italy due to mild weather conditions in the fourth quarter of the year.

Electricity production sold was 24.82 TWh, up 9%; installed capacity totalled 4.6 GW at year-end.

Clients served increased by approximately 0.52 million
to 6.54 million.

Capital expenditure totalled euro 1,174 million and related essentially to development and maintenance of Eni’s transport and distribution networks in Italy, the finalization of the upgrading plan of electricity generation capacity, and the start up of the upgrading plan of import gaslines.

Return on average capital employed was 15.1% in 2006 (13.7% in 2005).

Marketing of natural gas

MARKET POSITION
Eni is leader in the highly attractive European gas sales market, with a market share of around 18% in 2006.
Since the inception of the domestic liberalization process in 2000, Eni has targeted several European consumption areas to pursue growth options beyond its legacy Italian market. This strategy is paying off. Presently, Eni boasts a solid presence in virtually all European markets, including Spain, Germany, Turkey, the United Kingdom, France and Portugal, and is poised to further strengthen its market leadership. In fact, with European natural gas demand forecast to grow steadily in the future, resulting in a cumulative increase of around 45% by 2020 (or 2.4% per annum), and internal production on a declining trend, Europe will increasingly rely upon gas imports to fulfill its gas needs. In such a context, Eni is expected to grow its market share and sales leveraging on its strong competitive position and an unparalleled array of assets in terms of gas availability of both equity gas and purchased gas under long term supply contracts with key producing countries, operating flexibility ensured by an extensive and integrated international transport network, regasification terminals, storage facilities, a large client base, and market knowledge. The recently signed deal with strategic partner Gazprom markedly improves Eni’s competitive profile.

In Italy, despite increasingly stiff competition spurred by the liberalization process and the regulatory activity

ADJUSTED OPERATING PROFIT	(million euro)	2004	2005	2006

Marketing and distribution	1,827	1,777	2,062
Transport in Italy	1,164	1,162	1,087
Transport outside Italy	396	448	579
Power generation	61	144	154
	3,448	3,531	3,882

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of independent authorities, Eni has managed to preserve its market share and marketing margins and intends to keep on doing the same in the future, leveraging on expected gas demand growth and an enhanced commercial policy. The levers of Eni’s marketing action in Italy will be to focus on most profitable clients, improve the quality of services, deploy a commercial offer tailored on client needs, pursue client loyalty and retention, and finally develop a combined offer of gas and electricity in order to reap the benefits of scale and integration. These actions will be coupled with an intense program to boost operational efficiency, targeting a significant reduction of cost to serve by 2010. Our strong brand recognition, long-standing customer relationships, market understanding and large client base will support our marketing efforts.

WORLDWIDE GAS SALES	(bcm)	2004	2005	2006

Markets in the rest of Europe	26.84	29.91	34.81
Importers to Italy	10.96	11.53	14.10
Iberian Peninsula	3.59	4.59	5.24
Germany-Austria	3.96	4.23	4.72
Turkey	1.60	2.46	3.68
Hungary-Slovenia-Greece	3.46	3.53	3.26
North Europe	2.93	2.74	2.64
France	0.15	0.65	1.07
Other	0.19	0.18	0.10
Markets extra Europe	1.71	1.71	1.51
Upstream (1)	4.70	4.51	4.07
International gas sales	33.25	36.13	40.39
Italy	53.78	58.08	57.09

Worldwide gas sales	87.03	94.21	97.48

(1)	Does not include Eni's share of sales made by Nigeria LNG (Eni's share 10.4%) in Europe amounting to 1.30, 1.31 and 1.55 bcm in 2004, 2005 and 2006, respectively.

VOLUMES OUTLOOK
In 2006, Eni’s worldwide gas sales grew approximately 4% to 97.48 bcm, up 3.27 bcm from 2005.
In Italy, in an increasingly competitive environment, gas sales declined 0.99 bcm to 57.09 bcm, down 1.7%, owing also to lower supplies to power generation, wholesalers and residential clients as a result of mild weather conditions in the fourth quarter.	Gas sales in the rest of Europe rose by approximately 16% to 34.81 bcm, up 4.90 bcm, reflecting increases registered in sales under long-term supply contracts to importers to Italy (up 2.57 bcm), also due to reaching full supplies from Eni’s Libyan fields, and a growth in sales to the Turkish market via the Blue Stream gasline (up 1.22 bcm), and to the Iberian Peninsula, Austro/German and French markets (up 0.65, 0.49, and 0.42 bcm, respectively).

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In the medium term, Eni plans to increase worldwide sales targeting a volume of 105 bcm by 2010, corresponding to a 2.5% average growth rate over the 2007-2010 four-year period. This increase will be driven by an expected 10% average organic growth rate in sales in the rest of Europe to 53.3 bcm. In Italy, Eni expects to sell approximately 50 bcm by 2010, or 46% of the total.
In particular, Eni expects to boost sales in target European markets, leveraging mainly on sale expansion in:
  Northern Europe, where Eni forecasts an increase of approximately 5.4 bcm reflecting in particular a growth in supplies to spot markets;

  France, where Eni forecasts an increase of approximately 4 bcm reflecting an aggressive policy of building market share, targeting mainly small and mediumsized industrial enterprises;
  the Iberian Peninsula, where Eni forecasts an increase of approximately 3.3 bcm as a result of expected higher supplies to power generation utilities and a growth of Eni’s strategic affiliate Unión Fenosa Gas;
  Austria/Germany, where Eni forecasts an increase of approximately 2.9 bcm reflecting a growth in business clients; and
  Turkey, where Eni forecasts an increase of approximately 2.7 bcm owing to the build-up of supplies via the Blue Stream gasline.

Supply of gas

In the context of rising gas demand and increasingly tight European markets, Eni enjoys a very strong position owing to an unrivaled supply portfolio and access to a wide-reaching infrastructure network.
Our availability of natural gas is ensured from both equity production from onshore and offshore fields located in Europe (mainland and offshore Italy, the North Sea and offshore Croatia) or in adjacent basins (Libya via gasline and Egypt/Nigeria via LNG), and long term purchase contracts with major producing countries serving Europe, boasting a direct upstream presence in 8 out of 10 of our gas supplying countries. Our diversified supply portfolio insulates us from the	risk of being heavily dependent on a single source of supplies; in fact, none of Eni’s suppliers weighs for more than 25% in Eni’s current gas needs. In addition, our strong pipeline of LNG projects will further strengthen diversification of Eni’s supplies and integration with upstream operations.
Against this backdrop, the recently signed agreement with strategic partner Gazprom marks a fundamental step in enhancing the security and flexibility of Eni’s gas supplies over the medium and long term. Based on this agreement, the duration of our long-term supply contracts increases from 14 to approximately 23 years and, when these contracts are fully operational in 2010, Eni will be able to purchase approximately 62.4 bcm/y to cope with rising demand.

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Infrastructure

Eni owns the largest European transport and storage infrastructure system, enabling Eni to carry gas from producing countries or its upstream fields to core European markets. Vital to this system are:
  interests in key pan-European routes carrying natural gas from the production areas of the North Sea and Russia to large Central European markets, as well as in trunklines coming from Algeria and Libyan operated fields. Such lines are linked to the Italian network;
  an extensive grid of high and medium-pressure trunklines and low-pressure local networks for transport and delivery of gas in its core domestic market to large industrial clients, power generation utilities, and residential and commercial clients;

  interests in certain facilities for the regasification of liquefied natural gas (LNG) located in Italy and Spain to further diversify sources of supplies;
  availability of a significant storage capacity ensuring the necessary operational flexibility.

In the medium term, Eni plans to invest approximately euro 5.8 billion in order to upgrade both its international and national infrastructure, in view to improve the level of supply diversification and security also to cope with expected growth in demand. A major part of this capital expenditure will be directed to the upgrading of import trunklines from Russia, Algeria and Libya, the national transport and distribution networks, and regasification capacity.

INTERNATIONAL TRANSPORT
Eni’s INTERNATIONAL TRANSPORT system consists of transport rights on an approximately 4,300-kilometer long network of high pressure pipes connecting production areas in Russia, North and West Africa, and the North Sea to Italy, crossing key European markets. Through its 50%-owned Blue Stream, a 774-kilometer long underwater gasline, Eni is able to supply the fast-growing Turkish market.
Eni’s international transport network will undergo a major upgrading plan in order to boost transport capacity of trunklines carrying gas from Algeria, Russia, and Libya; in particular:	TTPC - The transport capacity of the TTPC gasline from Algeria is expected to be increased by 6.5 bcm/y of which a 3.2 bcm/y portion is planned to come on line on April 1, 2008, and a 3.3 bcm/y portion on October 1, 2008. Capital expenditure is expected at euro 450 million. When the upgrade is fully operational, the gasline will deploy a transport capacity of 33.5 bcm/y. A corresponding capacity on the TMPC downstream gasline is already available. TMPC crosses underwater the Sicily channel.

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TAG - The transport capacity of the TAG gasline from Russia is expected to increase by 6.5 bcm/y coming on line on October 1, 2008. Expected capital expenditure amounts to euro 253 million (Eni’s share is 94%).
When the upgrade is online, the gasline transport capacity will be 44 bcm/y.

GreenStream - Eni plans to upgrade this import gasline from Libya in order to monetize additional reserves of gas. This project targets a 3 bcm/y capacity expansion	expected to come on line by 2011, with an expenditure of approximately euro 80 million.

Taking into account the full capacity of the GreenStream gasline from Libya currently in place (8 bcm/y), Eni expects to bring on the market approximately 21 bcm/y of new import capacity, when ongoing plans for upgrading the TTPC and TAG gaslines are fully operational in 2009.
This new capacity has been or is being allocated to third parties via open bid procedures.

Turkey; the Blue Stream underwater pipeline, laid at a record depth of over 2,150 meters, links the Russian and Turkish coast of the Black Sea. Started up in 2002, this two-line infrastructure has a transport capacity of 49 mmcm/d. When fully operational in 2010, it will deliver 16 bcm/y (Eni’s share 8 bcm) to the Turkish market.

DOMESTIC TRANSPORT AND DISTRIBUTION
Eni’s DOMESTIC TRANSPORT business is a fully regulated activity with a low risk profile, generating stable earnings and operating cash flow. In fact, transport tariffs and return on capital employed are set by an independent regulator.
Eni’s network extends for 30,889 kilometers covering virtually the entire Italian transport network and comprises high pressure trunklines and medium pressure regional transport networks carrying natural gas from entry points to the system – import lines, storage sites and Italian natural gas fields – to delivery points in correspondence of large industrial complexes, power generation utilities, and local distribution companies serving residential and commercial areas.
In the medium term, Eni plans to upgrade its domestic transport network in order to match transport capacity to the expected increase in import capacity. Due to regulatory mechanisms, these capital projects bear preset rate of returns, thus contributing to reduce the risk profile of Eni’s capital expenditure plan. We also plan to boost earnings of this regulated activity by continued efforts in improving operational efficiency.	Eni is leader in the Italian natural gas distribution business, counting on the availability of an extensive grid of low pressure gaslines for the delivery of natural gas to approximately 6 million clients in the main urban areas of Italy. Clients include both residential users and small businesses and commercial clients.
In the distribution business, Eni will focus on improving efficiency and reaping economies of scale, while at the same time enhancing the quality of service. As in the case of the transport activity, distribution is a fully regulated business sporting a preset return on capital employed.

LNG

Eni intends to strengthen its integrated LNG business on a global scale, aiming at further diversifying its supply sources, improving operational flexibility, and monetizing its large equity gas reserves. Due to our strong presence in both upstream and downstream operations, we boast a global position in LNG which is well balanced in terms of gas availability, and both liquefaction and regasification capacity. We expect LNG to play an increasingly important role

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in fulfilling worldwide gas requirements, with forecast growth rates in the range of 10% over the medium term.
Eni’s main LNG assets are located in:
  Italy, where the Panigaglia regasification terminal can input approximately 3.5 bcm/y in the national transport network;
  Egypt, where Eni has a 40% interest in the Damietta liquefaction plant producing approximately 5 mmtonnes/y of LNG, corresponding to 7.6 bcm/y of feed gas. In June 2006, Eni and its partners signed a framework agreement for doubling the capacity of the plant expected to start operations in 2010-2011;

  Spain, where Eni has a 21.25% interest in the Sagunto plant with a regasification capacity of 6.7 bcm/y and a 9.5% interest in the El Ferrol plant, expected to be completed by the first half of 2007, targeting a regasification capacity of approximately 3.6 bcm/y;
  USA, where Eni is entitled to a 6 bcm/y share of the initial planned capacity of the Cameron regasification terminal under construction in Louisiana, and expected to start operations in 2008-2009. In order to support supplies to this plant, Eni signed an agreement with Nigeria LNG Limited, operating the Bonny LNG plant in Nigeria, to purchase volumes of LNG equivalent to 2 bcm/y of gas for a twenty-year period. A similar agreement pertaining to 2.3 bcm/y was signed with Brass LNG equivalent, operating a liquefaction terminal under construction in Nigeria.

Power generation

Eni’s natural gas business is integrated downstream with the production of electricity to further extract value from the gas chain. Started in 2000, Eni’s plan for the expansion of its power generation capacity has been substantially completed by the end of 2006, with approximately 90% of the 5.5 gigawatt target new capacity already on stream.
New plants built in existing Eni sites are based on cogeneration, an efficient, environmental-friendly technology that enables low operating costs and lower carbondioxide emissions as compared to other hydrocarbon-based technologies. In 2006, electricity production sold was 24.82 TWh, up 9% over 2005, reflecting the ramp-up of new capacity. In 2010, when target capacity is fully on line, production is expected to reach 30 TWh, corresponding to over 10% of electricity generated in Italy at that date, consuming approximately 6 bcm/year of gas from Eni’s supply portfolio.

Ravenna in Northern Italy. A cogeneration unit of the power station. Low CO2 emissions and competitive cost structure are key features of this type of facility, employing the CCGT technology and fired with gas from Eni’s portfolio.

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Following restructuring of its Italian retail operations, Eni’s network currently consists of 4,356 service stations. The majority of these are large-scale, efficient outlets, providing clients a wide range of products and services in addition to fuel.

Key performance indicators	2004	2005	2006

Net sales from operations (a)	(million euro)	26,089	33,732	38,210
Operating profit		1,080	1,857	319
Adjusted operating profit		923	1,214	790
Adjusted net profit		674	945	629
Capital expenditure		693	656	645
Adjusted capital employed, net		4,835	5,326	5,766
ROACE adjusted	(%)	13.0	18.2	10.7
Refining throughputs on own account	(mmtonnes)	37.69	38.79	38.04
Refining throughputs of wholly-owned refineries		26.75	27.34	27.17
Balanced capacity of wholly-owned refineries	(kbbl/d)	504	524	534
Balanced capacity utilization rate	(%)	100	100	100
Retail sales of petroleum products on Agip branded network in Europe	(mmtonnes)	12.35	12.42	12.48
Agip branded service stations in Europe at period end	(units)	6,225	6,282	6,294
- Italy		4,329	4,394	1,938
- Outside Italy		1,896	1,933	2,470
Average throughput of Agip branded service stations in Europe	(kliters)	2,488	2,479	2,470
Employees at year end	(units)	9,224	8,894	9,437

(a)	Before elimination of intersegment sales.

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STRATEGIES

Eni is leader in the refining business and in the marketing of refined products in Italy and holds solid positions in the marketing of refined products in selected European countries. Eni’s refining and marketing operations are efficiently integrated to maximize cost efficiencies and deliver appreciable returns on capital employed. The integration of Eni refineries with upstream operations further strengthens the competitive positioning of the Refining & Marketing Division.
Eni’s key medium term objective in its downstream oil business is to improve profitability. The strategic guidelines to attain this objective are the following:

  Enhance Eni’s refining system by means of a focused investment programme;

  Improve profitability and qualitative standards of the Italian retail network;

  Grow retail sales in selected markets in the rest of Europe; and

  Pursue higher levels of operational efficiency.

In the medium term the implementation of these strategies will be supported by a capital expenditure programme of approximately euro 4.3 billion, focused on upgrading refineries, mainly by increasing primary balanced refining and conversion capacity, and refineries’ flexibility and efficiency, improving logistic assets, and highgrading the network. Management intends to strengthen market leadership in refining in the Mediterranean area, targeting also leadership positions in Europe, and to boost the competitive position of marketing in Italy and in selected European areas.

2006 HIGHLIGHTS

In 2006, adjusted net profit was down euro 316 million to euro 629 million, or 33.4%, mainly due to a decline in refining margins as a result of a weak trading environment.

Eni’s realized refining margins recorded a better trend than market reference margins reflecting Eni’s refinery capacity to process heavy crudes which are discounted as compared to the Brent crude market benchmark, thus resulting in a higher profitability of the heavy barrel.

Return on average capital employed was 10.7% on an adjusted basis, declining from 2005 (18.2% in 2005).

Capital expenditure totaled euro 645 million and mainly related to projects aimed at improving flexibility and yields of refineries and upgrading the retail network in Italy and in the rest of Europe.

Refining throughputs on own account in Italy and outside Italy (38.04 mmtonnes) declined by 0.75 mmtonnes from 2005, down 1.9%, due mainly to lower volumes at third party refineries, while wholly-owned refineries achieved stable processing levels.

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Retail sales of refined products in Italy (8.66 mmtonnes) declined 1% from 2005 mainly due to competitive pressure. This decrease was more than offset by a growth in retail volumes marketed in the rest of Europe (3.82 mmtonnes, up 4.1%), mainly in Germany and Spain.

Sales on the wholesale market in Italy (10.06 mmtonnes) were down 4% reflecting primarily the impact of mild weather conditions in the fourth quarter. This decline was partially offset by a growth in volumes marketed on wholesale markets in the rest of Europe (4.6 mmtonnes, up 2.2%), in particular in Germany and Spain.

Refining

Eni is leader in the refining business in Italy.
Eni owns five refineries in Italy and a 50% interest in the Milazzo refinery, in Sicily, and interests in refineries in Germany and the Czech Republic with a total refining capacity (balanced with conversion capacity1) of approximately 35.5 mmtonnes (equal to 710 bbl/day).
In 2006, refining throughputs on own account in Italy and outside Italy were 38.04 mmtonnes, down 0.75 mmtonnes from 2005, or 1.9% due mainly to lower throughputs at third parties refineries. Refining throughputs at own refineries were stable. In particular, refining throughputs increased at the Venice, Gela and Taranto refineries and decreased at the Sannazzaro, and Livorno refineries due to maintenance activity. In April, a new unit for heavy residue gasification started operating at the Sannazzaro refinery. Total throughputs on wholly-owned refineries (27.17 mmtonnes) decreased 0.17 mmtonnes from 2005, down 0.6%; balanced capacity of refineries was fully utilized. Thanks to the continuous upgrading of its manufacturing process, Eni’s refining system can boast a high level of efficiency, flexibility and product quality. At 57%, the conversion index[2] of Eni’s refineries compares well with an European average of approximately 33% and enables Eni to extract value from heavy sour grades of the crude feedstock (around 60% of our processed volumes in 2006) which can be purchased with a discount over light/sweet quality crudes like Brent.
High levels of conversion capacity and flexibility enable Eni to:
  promptly respond to a market characterized by extreme volatility of demand and by rapidly shifting demand-supply imbalances among geographic areas;
  rigorously respect environmental regulations;
  steadily improve margins as a result of cost reductions and increasing yields of high-value products.

The Sannazzaro refinery (Northern Italy). Pictured is a hydrocracking plant converting the heavy residue of primary distillation into high-value fuels.

(1)	It refers to the maximum amount of feedstock that can be processed in certain dedicated facilities of a refinery to obtain finished products.
(2)	It is a ratio of capacity of conversion facilities to primary distillation capacity. The higher the ratio, the higher is the capacity of a refinery to obtain high value products from the heavy residue of primary distillation. Conversion facilities include catalytic crackers, fluid catalytic crackers, hydrocrackers, visbreaking units, and coking units.

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In the medium term, Eni expects certain trends in demand and supply to shape refiners’ investment decisions and strategies, namely the adoption of increasingly strict environmental standards, global imbalances in product availability (especially a deficit of diesel fuel in Europe), a relative abundance of heavy crude and a striving to increase efficiency.
Against this backdrop, Eni plans to boost the profitability of its refining business, capturing market opportunities by means of a focused investment programme, entailing an expenditure of approximately euro 3 billion over the next four years. Main capital projects will be directed to: (i) increase primary and conversion capacity, targeting a complexity index higher than 57%, in view of boosting middle distillate yields, including petrochemical feedstock, and extracting value from equity crude, the availability of which is expected to increase in the Mediterranean basin over the medium term; (ii) improve refinery flexibility in order to optimize processed feedstock and capture market opportunities arising from an expected increasing availability of heavy/sour crude; (iii) achieve high-quality products responsive to expected demand trends and the evolution of product specifications provided for by increasingly tight European standards in term of emissions and environmental preservation; and (iv) enhance operational efficiency of refineries, targeting in particular a higher level of energy efficiency.	Key projects of refining upgrading

Eni’s plans to revamp its refining system are expected to improve the overall quality of all its assets. In particular, key projects will be implemented at Eni’s largest refineries of Sannazzaro and Taranto.

SANNAZZARO - A medium-term high-grading plan for this asset envisages the construction of a new hydrocracking unit and a new deasphalting unit in order to improve operational flexibility, yields of valuable products, and refinery economics. Expected start-up of these new facilities is by end 2008. Conversion capacity is targeted to increase significantly (from the current 46.2% to a planned 63%), resulting in the production of an additional 1 mmtonnes/y of high-quality middle distillates, mainly diesel fuel and jet-fuel.
This refinery is already one of the most efficient in Europe thanks to its conversion facilities – including a fluid catalytic cracker, an HDCK middle distillate conversion unit and a visbreaking thermal conversion unit, as well as certain desulphurization facilities – enabling the processing of a wide range of crudes from Russia, Africa and Asia, including the Caspian Sea area. This refinery is also integrated with the production of electricity by means of its gasification unit producing syngas to be used as feed gas for the nearby Eni power station at Ferrera Erbognone.

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TARANTO - A medium-term high-grading plan for this asset envisages:
  construction of a new high pressure hydrocracking unit, targeting production of additional 0.6 mmtonnes/y of high quality diesel oil. Start-up is planned in 2008;
  construction of a new topping unit, targeting additional process capacity in the range of 4 mmtonnes/y. This plant will be supported by new vacuum and desulphurization facilities to improve yields of middle distillates, and the construction of logistic assets to transport virgin naphtha to Eni’s petrochemical plant in Brindisi, and to market fuels by means of a new storage centre and related pipelines. Eni aims at enlarging consumption areas served by this refinery, covering also the Campania Region as to eliminate supply of refined products to Naples by sea. Start-up is expected in 2009-2010.

With a current conversion rate of 61.1%, Taranto is one of the top performers among Eni’s refineries thanks in particular to the availability of a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant allowing conversion of high sulphur content residues into valuable fuels and feedstock for Eni’s petrochemical plants. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline.

Operational efficiency and environmental performance

Eni has always pursued high levels of operational efficiency and environmental performance. Energy consumption of our refineries has shown a steadily decreasing trend for many years to date. In particular, in the 2003-2006 period, we implemented energy saving projects enabling us to reduce energy consumption by approximately 90 ktoe/y when fully operational, resulting in a cut in carbon-dioxide emissions in the range of 270 ktonnes/y. Supplies of electricity and steam to Eni’s refineries come from Eni’s power generation plants using highly efficient, combined cycle gas fired technologies, thus further strengthening Group synergies and reducing carbon-dioxide emissions. A strong focus is also dedicated to adopting the best practices and the highest standards of environmental protection and in pursuing an eco-friendly relationship with the territory as witnessed by the large amount of resources allocated to this issue (on average approximately 22% of capital expenditure of the R&M division over the last three years).

Eni can count on a valuable array of logistic assets contributing to the efficiency of its downstream operations.

ENI'S REFINING SYSTEM IN 2006	Conversion equivalent (%)	Primary balanced refining capacity Eni share (kbbl/dd)	Throughput (kbbl/dd)

Wholly owned refineries	26.84	29.91	34.81
Italy
- Sannazzaro	46.2	170	162
- Gela	143.5	100	97
- Taranto	61.1	110	119
- Livorno	11.4	84	80
- Porto Marghera	22.8	70	85

Partially owned refineries (a)	50.9	177	218

Total refineries	57.0	711	761

(a)	Milazzo (Italy), Bayernoil (Germany) and the Ceska Rafinerska (Czech Republic).

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An example of this approach is represented by the Refinars Project at the Sannazzaro Refinery, where the adoption of avant-garde technology for the de-sulfuring of the combustion fumes from the fluid catalytic cracking process has resulted in emission levels well below the standards provided for by applicable regulations.
Eni’s refineries in Italy have production systems fully compliant with standards provided for by the ISO 14001 International Certification; the Taranto, Venice, and Livorno refineries are also compliant with the stricter Environmental Management & Audit Scheme (EMAS) requirements recognized by the European Union.

Logistics

Eni is leader in the activities of storage and transport of petroleum products in Italy. Our logistical integrated infrastructure contributes in a significant way to an efficient management of downstream operations, ensuring a cost-effective product handling from our refineries to our commercial businesses, including marketing, wholesale, aviation and marine. Eni’s logistic operations are supported by 12 directly managed storage sites, a network of pipelines extending over 3,210 kilometers, and a fleet of tanker trucks.
In the medium-term, Eni plans to upgrade its logistic system in line with a planned upgrade of refineries, and to further improve efficiency by implementing an integrated logistic platform according to a “hub” model, designed to centralize handling of product flows, further supporting the efficient integration of refinery and marketing operations.

Marketing

Eni is leader in the marketing of refined products in Italy and boasts important market shares in selected European areas where it can be supported by Italian production facilities and logistic infrastructure so as to maximize synergies. Popular in the Italian market, the Agip brand is well established in Europe and acknowledged by customers as a guarantee of service and quality.
Eni’s strategy in marketing is focused on extracting full value from its network by means of a selected investment programme and efficiency improvement actions.
In particular, management intends to:
  broaden the offer of non oil products, increasing the number of service stations with non oil activities from the current 55% to 80% by 2010;
  enhance brand loyalty by means of promotional initiatives tailored to different customer segments; and
  grow Eni’s presence in selected European markets where it can leverage on strong brand awareness and logistic advantages.

Over the medium term, Eni plans to grow sales both in Italy and in the rest of Europe, targeting a combined volume of 17.4 billion liters by 2010 from 15.8 in 2006, corresponding to an average annual growth rate of 2.4%, and to match European best practice in terms of efficiency and service level.

ITALY In 2006, retail volumes of refined products marketed on the Agip branded network (8.66 mmtonnes) were down 1% from 2005, with a market share of 29.3%; average throughput in terms of gasoline and diesel fuel was 2,463 kliters, down 1.8% from 2005.
Eni completed the restructuring of its network by divesting the non-core portion of its assets in 2005.
Eni’s network currently consists of 4,356 outlets with high levels of service and efficiency. Eni will continue investing on the upgrading of the network, targeting new opportunities arising from the shifting in customers’ behavior when refuelling the car. In fact, Eni plans to enhance its competitive position and improve its margins in retail operations by developing new service station formats according to European quality and service standards, increasing premium products offer, launching customer-focused marketing initiatives, also providing them an increasingly wide range of services and products beyond fuel, and differentiating fuel quality.

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ENI IN 2006 / REFINING & MARKETING

You&Agip
In March 2007, Eni launched its You&Agip promotional campaign designed to boost customer loyalty to the Agip brand. It is an innovative formula intended to outperform traditional loyalty programmes for motorists, mainly by cancelling the usual time limits, as it is set to last for the next three years until December 31, 2009. Furthermore, the list of prizes will be kept constantly updated thanks to the high number of partners joining the initiative. The defining features of the You&Agip programme include giving customers the freedom how to accumulate points, when to spend them and what kind of reward to choose. Points can be accumulated not only by buying fuel, but also by buying all the other services and products sold at AgipCafè outlets.

REST OF EUROPE In recent years, Eni’s strategy has focused on selectively growing its market share by means of the acquisition of assets in European areas with interesting profitability perspectives, mainly in Central-Eastern Europe (in particular Southern Germany, Austria, the Czech Republic and Hungary) in South-Eastern France and the Iberian Peninsula. In pursuing such growth, Eni has been able to reap synergies leveraging on the proximity of target areas to Eni’s production and logistic facilities. Over the last five years, retail volumes of refined products marketed in the rest of Europe have grown more than 50% (equal to a compound average growth rate of 9%).
In 2006, retail sales were 3.82 mmtonnes, up 150 ktonnes from 2005, or 4.1%, particularly in Germany, Spain and Austria due to the ramp-up of new stations purchased or built with higher throughput than the average level of Eni’s network, while a few less efficient outlets were divested.
Currently, Eni’s network in Europe consists of approximately 1,938 outlets with continental standards of service and quality. The main countries where Eni is present are: South-Central Germany with a 4.4% market share, Spain with 3.2%, Austria with 7.2%, Switzerland with 5.8% and South-Western France with 1.2% on national base. In the medium term, Eni will continue to deploy its strategy of selectively growing its market share.	Wholesale

Eni sells gasolines and fuels: diesel fuel for automotiveuse and for heating purposes, for agricultural vehicles and for vessels, gasolines and fuel oil. Major customers are wholesalers, the agricultural and manufacturing industries, public utilities and transports.
In 2006 Eni’s wholesale sales in Italy were 10.06 mmtonnes, down 0.42 mmtonnes from 2005, or 4%, reflecting mainly a decline in domestic consumption related to mild weather conditions in the fourth quarter of the year, with higher temperatures than the seasonal average.
Sales on wholesale markets outside Italy (4.60 mmtonnes) increased 100 ktonnes, or 2.2%, mainly due to higher sales of diesel fuel in Germany and Spain.

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ENI IN 2006 / REFINING & MARKETING

MULTIENERGY
Eni’s constant attention to the environment has led to the construction of MultiEnergy stations that are equipped with solar panels able to provide all the energy necessary for the functioning of the service station, also providing environmentally-friendly fuels.
The inauguration of the Agip MultiEnergy service station at the Infraserv Höchst industrial park in Germany marks the conclusion of the first phase of the “Zero Regio” project, supported by the European Commission, for the realization of an innovative “multifuel” station supplying zero emission vehicles fuelled by hydrogen.

AGIP BRANDED NETWORK	2004	2005	2006

Retail sales (mmtonnes)	12.35	12.42	12.48
Italy	8.88	8.75	8.66
Rest of Europe	3.47	3.67	3.82
Average throughput (kliters/no. service station)	2,488	2,479	2,470
Italy	2,527	2,509	2,463
Rest of Europe	2,393	2,427	2,486
Numbers of service stations at year end	6,225	6,282	6,294
Italy	4,329	4,349	4,356
Rest of Europe	1,896	1,933	1,938

Other businesses

Eni is a leader in the manufacture, distribution and sale of LPG, lubricants and lubricant bases in Italy, leveraging on its high technology production plants and on its high-quality products.

LPG - In 2006 Eni sold 589 ktonnes of LPG in Italy for heating and automotive use (under the Agip brand and wholesale), with an 18% market share.
Additional 350 ktonnes of LPG were sold through other channels mainly to oil companies and traders.	LUBRICANTS - Eni operates 8 (owned and co-owned) blending plants, in Italy, Europe, North and South America, Africa and the Far East producing a range of over 650 different blends.
Eni masters international state-of-the-art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing).
In 2006, retail and wholesale sales in Italy amounted to 133 ktonnes with a 23.9% market share.

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The semi-submersible platform Scarabeo 7 continued operations on the Erha field in Nigeria on behalf of ExxonMobil, as a part of a three-year contract.

Key performance indicators	2004	2005	2006

Net sales from operations (a)	(million euro)	5,696	5,733	6,979
Operating profit		203	307	505
Adjusted operating profit		215	314	508
Adjusted net profit		252	328	400
Capital expenditure		186	349	591
ROACE adjusted	(%)	10.5	12.0	12.8
Orders acquired:	(million euro)	5,784	8,395	11,172
- Offshore construction		2,867	3,096	3,681
- Onshore construction		2,535	4,720	4,923
- Offshore drilling		107	367	2,230
- Onshore drilling		275	212	338
Order backlog:		8,521	10,122	13,191
- Offshore construction		3,420	3,721	4,283
- Onshore construction		4,488	5,721	6,285
- Offshore drilling		317	382	2,247
- Onshore drilling		296	298	376
Employees at year end	(unit)	25,819	28,684	30,902

(a)	Before elimination of intersegment sales.

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ENI IN 2006 / ENGINEERING & CONSTRUCTION

STRATEGIES

Eni operates in engineering, oilfield services and construction both offshore and onshore through Saipem, a company listed on the Italian Stock Exchange (Eni’s interest is 43%). Saipem boasts a strong competitive position in the relevant markets thanks to technological and operational skills, engineering and project management capabilities and ability to operate in complex environments, owing also to the integration with Snamprogetti. Leveraging on these strengths and rising demand for drilling equipment and oilfield services, Saipem intends to carry out the following fundamental strategies:

  consolidate its competitive positioning in the field of large offshore and onshore projects for the development of hydrocarbon fields;

  develop its presence in the strategic field of gas monetization and heavy crude upgrading, including expansion in floating LNG treatment systems for liquefaction and regasification of LNG;

  intensify efficiency improvement actions in all its activities, in particular by reducing supply and execution costs while maintaining a high utilization rate of equipment and improving its flexible structure in order to reduce the impact of possible negative cycles; and

  support Eni’s investment plans.

In order to carry out these strategies, Saipem expects to invest approximately euro 3.5 billion to further expand the geographical reach and operational features of its world-class fleet over the next four years.

2006 HIGHLIGHTS

Adjusted net profit was euro 400 million, up euro 72 million from a year ago or 22%, reflecting a better operating performance against the backdrop of favorable trends in the demand for oilfield services.

Return on average capital employed calculated on an adjusted basis was 12.8% in 2006, up 12% from 2005.

Orders acquired amounted to euro 11,172 million, up euro 2,777 million from 2005 (+33.1%), in particular in onshore activities.

Order backlog was euro 13,191 million at December 31, 2006 (euro 10,122 million at December 31, 2005).

In the second half of the year, the semi-submersible pipelayer Saipem 7000 was engaged in the execution of various activities in the North Sea, including decommissioning of certain facilities and installation of pipelines and sub-sea facilities.

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ENI IN 2006 / ENGINEERING & CONSTRUCTION

Business areas

OFFSHORE CONSTRUCTION
Saipem has gained a sound competitive positioning in the market of large, complex projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills, supported by a world-class fleet, the ability to operate in complex environments, and engineering and project management capabilities acquired on the market over recent years. Saipem intends to enhance its market share by means of strengthening its EPIC oriented business model and its relationships with major oil companies and NOCs. Higher levels of profitability are expected to be achieved through outsourcing certain engineering and building activities to low cost centers. Investments will be focused on constantly upgrading and improving	technical characteristics and capabilities of Saipem’s world-class fleet, and to build local construction centers.
In 2006, revenues were euro 3,033 million accounting for 43% of total revenues. This business delivered a gross margin of euro 366 million, corresponding to 55% of total gross margin, higher than the euro 296 million result reported in 2005. This increase reflected higher activity in the Caspian region and Nigeria.
Among the major orders acquired in 2006 were:
  a contract for the conversion of an oil tanker into an FPSO unit with production capacity of 1.8 mmbbl for the development of the offshore Gimboa field in Angola for Sonangol P&P;
  an EPIC contract for Burullus Gas Co for the construction of underwater systems for the development of eight new wells within the expansion plan of the Scarab/Saffron and Simian fields offshore in the Nile Delta;

The deep-water drilling ship Saipem 10000 continued to carry out drilling operations on behalf of Total Exploration & Production Angola, as a part a two-year contract.

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ENI IN 2006 / ENGINEERING & CONSTRUCTION

  an EPIC-type project for CNR International Limited for the construction of three wellhead towers, a support platform, and interconnecting pipelines and umbilicals within the development of the offshore Olowi field in Gabon.

ONSHORE CONSTRUCTION
Saipem operates in the construction of plants for hydrocarbon production (separation, stabilization, collection of hydrocarbons, pumping stations, water injection) and treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipelines, compression stations, terminals).
Saipem intends to capture opportunities arising from expected increasing demand from oil majors, by leveraging on its solid competitive position and integration with Snamprogetti engineering capabilities.

In 2006, revenues were euro 3,333 million accounting for 48% of total revenues. Gross margin came in at euro 147 million as compared to euro 73 million in 2005. This increase reflected higher activity levels related essentially to the start-up of certain large projects acquired in 2005.

Among the major orders acquired in 2006 were:
  an EPC contract for Saudi Aramco for the construction of four trains for gas and crude separation with a total capacity of 1.2 mmbbl/d and production facilities within the development of the onshore Khursaniyah field in Saudi Arabia;
  an EPC contract for Shell Petroleum Development Company of Nigeria for the laying of pipelines, flowlines and composite fibre optic and high voltage electrical cables within the development Gbaran project. The contract was won in consortium with Desicon Engineering Ltd;
  an EPC contract for Canaport LNG for the construction of a regasification terminal, inclusive of auxiliary facilities for gas offloading, pumping, vaporization and transmission, in addition to two storage tanks. The contract was won in consortium with the Canadian company SNC - Lavalin.

OFFSHORE DRILLING
Saipem provides offshore drilling services to oil companies mainly in West Africa, the North Sea and the Mediterranean Sea. It boasts significant market positions in the most complex segments of deep and ultra-deep offshore leveraging on the outstanding technical features of its drilling platforms and vessels, capable of drilling holes at a maximum depth of 9,200 meters. Demand for drilling services is expected to increase in future years reflecting exploratory plans of oil majors, leading to a substantial rise in tariffs due to equipment shortage. In view of this, Saipem is planning to built a new drilling rig capable of reaching a 10,000 meter drilling depth.

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ENI IN 2006 / ENGINEERING & CONSTRUCTION

In 2006, revenues were euro 365 million accounting for 5% of total revenues. Gross margin amounted to euro 119 million as compared to euro 65 million in 2005. This increase was supported by higher tariffs for the Scarabeo 3 and Scarabeo 5 semi-submersible platforms and higher activity levels of the Perro Negro 5 jack-up and Scarabeo 4 semi-submersible platform.

The most significant contracts awarded during the period include:
  a 16-month long contract for the use of the semi-submersible drilling platform Scarabeo 7 in Nigeria for ExxonMobil;
  a 49-month long contract for the use of the semi-submersible drilling platform Scarabeo 5 in Norway for Statoil;
  a 27-month long contract for the use of the semi-submersible drilling platform Scarabeo 3 in Nigeria for Addax Petroleum.

ONSHORE DRILLING
Saipem operates in this area as main contractor for the major international oil companies executing its activity mainly in Saudi Arabia, North Africa and Peru, where it can leverage on its knowledge of markets, long-term relations with customers and integration with other business areas.

In 2006, revenues were euro 248 million accounting for 4% of total revenues. Gross margin amounted to euro 38 million as compared to euro 26 million in 2005, reflecting a higher activity level.
The contracts awarded during the period amounted to euro 338 million.

Capital expenditure

In 2006, capital expenditure in the Engineering and Construction segment (euro 591 million) concerned: (i) the conversion of the Margaux tanker ship into an FPSO vessel that will operate in Brazil on the Golfinho 1 field; (ii) maintenance and upgrading of equipment; (iii) fabrication and installation of facilities in the offshore phase of the Kashagan project in Kazakhstan.
Over the next four-year period, Saipem plans to invest approximately euro 3.5 billion directed to further upgrade its world-class fleet and to build local construction centers in order to strengthen relationship with key host countries, including Kazakhstan, Angola and Nigeria. New vessels which are planned to start operation in the next four years include a drilling rig as outlined above and a pipelayer designed to perform tasks in extreme environments.

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ENI IN 2006 / GROUP RESULTS FOR THE YEAR

Group results for the year

Trading environment
Eni’s results from operations and the year to year comparability of its financial results are affected by a number of external factors which exist in the industry environment, including changes in oil, natural gas and refined products prices, industry-wide movements in refining and petrochemical margins and fluctuations in exchange rates and interest rates. Changes in weather conditions from year to year can influence demand for natural gas and some petroleum products for heating, thus affecting results of operations of the natural gas business and, to a lesser extent, of the refining and marketing business.

The trading environment was broadly favorable in 2006 with Brent crude oil prices close to $60/bl, up 19.8% compared to 2005. Natural gas margins increased in 2006 compared to 2005, reflecting	a favorable trading environment and a softer impact of sector specific regulation in Italy. These positives were partially offset by declining refining margins, which were down by 34.4% compared to 2005.
The euro appreciated by 1% over the dollar.
Petrochemical product margins decreased in 2006 as compared to 2005, essentially due to higher purchase costs of oil-based feedstocks not being completely transferred to selling prices.

TRADING ENVIRONMENT INDICATORS	2004	2005	2006
Average price of Brent dated crude oil (a)		38.22	54.38	65.14
Average EUR/USD exchange rate (b)		1.244	1.244	1.256
Average price in euro of Brent dated crude oil		30.72	43.71	51.86
Average European refining margin (c)		4.35	5.78	3.79
Average European refining margin in euro		3.50	4.65	3.02
Euribor - three-month euro rate	(%)	2.1	2.2	3.1
Libor - three-month dollar rate	(%)	1.6	3.5	5.2

(a)	In US per barrel. Source: Platt’s Oilgram.
(b)	Source: BCE.
(c)	In US per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

RESULTS FOR THE YEAR
2004		(million euro)	2005	2006	Change	% Ch.
7,059	Eni's net profit		8,788	9,217	429	4.9
(281)	Exclusion of inventory holding (gains) losses		(759)	33	792
(133)	Exclusion of special items:		1,222	1,162	(60)
5	- non recurring items		290	239	(51)
(138)	- other special items		932	923	(9)
6,645	Eni's adjusted net profit		9,251	10,412	1,161	12.5

In 2006 Eni delivered record net profit, up 4.9% from 2005 to euro 9,217 million; on an adjusted base net profit was up 12.5% to euro 10,412 million (which excludes an inventory holding loss of euro 33 million and special charges of euro 1,162 million).
This increase was driven by continued improvements in performance and consistent execution of Eni’s strategy, in a broadly favorable trading environment.	Special charges for the year were principally related to asset impairments, impacting mainly assets in the Exploration & Production division, environmental provisions, redundancy incentives, risk provisions with respect to certain fines imposed by certain regulatory and antitrust authorities and a deferred tax charge, reflecting the windfall tax levied by the Algerian Government and the supplemental tax rate in the UK.

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ENI IN 2006 / GROUP RESULTS FOR THE YEAR

Total Shareholder Return for the year came in at 14.8%, one of the highest in the industry. Return on average capital employed (ROACE) calculated on an adjusted basis for the twelve-month	period ending December 31, 2006 was 22.7% (20.5% in 2005). The break-down of adjusted net profit by division is shown in the table below:

ADJUSTED NET PROFIT BY DIVISION
2004		(million euro)	2005	2006	Change	% Ch.
4,033	Exploration & Production		6,186	7,279	1,093	17.7
2,290	Gas & Power		2,552	2,862	310	12.1
674	Refining & Marketing		945	629	(316)	(33.4)
242	Petrochemical		227	174	(53)	(23.3)
252	Engineering & Construction		328	400	72	22.0
(241)	Other activities		(297)	(301)	(4)	(1.3)
(86)	Corporate and financial companies		(142)	54	196	..
(37)	Unrealized profit in inventory (a)		(89)	(79)	10	11.2
7,127	Adjusted net profit		9,710	11,018	1,308	13.5
	of which:
482	minority interest		459	606	147	32.0
6,645	Eni’s adjusted net profit		9,251	10,412	1,161	12.5

(a)	Unrealized profit in inventory concerned intragroup sales of goods and services recorded in the assets of the purchasing division as of end of the period.
From January 1, 2006 Eni’s subsidiaries operating in diversified sectors (such as real estate services, insurance and financing intermediation, R&D and training services) are reported in the “Corporate and financing companies” aggregate with exception of Tecnomare which is reported in the Exploration & Production division (previously all these diversified activities were reported in the “Other activities” aggregate). The “Other activities” aggregate includes only Syndial SpA, a subsidiary which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain businesses which Eni exited in past years. In order to allow for comparison, 2005 data has been reclassified accordingly; 2004 data has not been reclassified.

The Group adjusted net profit for the year was supported by the increase reported in the:
  Exploration & Production division (up euro 1,093 million, or 17.7%), reflecting a better operating performance (up euro 2.860 million) as a result of higher realizations in dollars (oil up 22.4% and natural gas up 17.8%) combined with increased production volumes sold (up 10.2 mmboe). These positives were offset in part by higher operating costs and amortization charges, and increased exploration expenses. Adjusted net profit for the year was also negatively affected by the effects of exchange rates and a higher tax rate (from 51.8 to 53.9%);
  Gas & Power division (up euro 310 million, or 12.1%), reflecting a better operating performance (up euro 351 million) resulting from higher natural gas selling margins due to a favorable trading environment and the reduced impact of the tariff regime implemented by the Authority for Electricity and Gas with Resolution No. 248/2004. Growth in natural gas sales by consolidated subsidiaries (up 3.14 bcm, or 3.8%) and in volumes transported out-side Italy contributed positively. On a negative note, transportation activities in Italy posted lower operating results due to the tariff regime enacted by the Authority for Electricity and Gas with Resolution No. 166/2005 and distribution activities suffered from lower volumes. Adjusted net profit for the year was supported by a better performance of certain equity accounted entities;

  Engineering & Construction division (up euro 72 million or 22%), reflecting a better operating performance against the backdrop of favorable trends in the demand for oilfield services.

These increases were partly offset by lower adjusted net profit reported in the Refining & Marketing division (down euro 316 million, or 33.4%), due to a poor operating performance (down euro 424 million) dragged down by a weak refining environment, the appreciation of the euro over the dollar and the impact of a higher level of planned maintenance activity at refineries. Divisional results were also adversely impacted by the weaker performance of marketing activities in Italy due to lower sales as a consequence of the mild weather conditions of the fourth quarter.

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ENI IN 2006 / GROUP RESULTS FOR THE YEAR

CAPITAL EXPENDITURE
2006 capital expenditure amounted to euro 7,833 million, of which 89.7% related to the Exploration & Production, Gas & Power and Refining & Marketing divisions.
Capital expenditure was primarily related to: (i) the development of oil and gas reserves (euro 3,629 million) in particular in Kazakhstan, Angola, Egypt and Italy and exploration projects (euro 1,348 million) particularly in Angola, Egypt, Norway, Nigeria, the Gulf of Mexico and Italy, including also the acquisition of 152,000 square kilometers of new acreage (99% operated by Eni); (ii) the upgrading and maintenance of Eni’s natural gas transport and distribution networks in Italy (euro 785 million); (iii) ongoing construction of combined cycle power plants (euro 5,229 million); (iv) projects aimed at improving flexibility and yields of refineries (euro 376 million), including the start-up of construction of a new hydrocracking unit at the Sannazzaro refinery, and the upgrading of the refined product distribution network in Italy and in the rest of Europe (euro 223 million); and (v) the construction of a new FPSO unit and upgrading of the fleet and logistic centers in the Engineering & Construction division (euro 591 million).

CAPITAL EXPENDITURE BY DIVISION:
2004		(million euro)	2005	2006	Change	% Ch.
4,853	Exploration & Production		4,965	5,203	238	4.8
1,451	Gas & Power		1,152	1,174	22	1.9
693	Refining & Marketing		656	645	(11)	(1.7)
148	Petrochemical		112	99	(13)	(11.6)
186	Engineering & Construction		349	591	242	69.3
49	Other activities		48	72	24	50.0
119	Corporate and financial companies		132	88	(44)	(33.3)
	Unrealized profit in inventory			(39)	(39)	..
7,499			7,414	7,833	419	5.7

NET CASH PROVIDED BY OPERATING ACTIVITIES
Net cash provided by operating activities came in at euro 17,001 million. These cash flow enabled us to finance: (i) capital expenditure and investments for euro 7,928 million; (ii) dividend payments amounting to euro 4,832 million; (iii) the repurchase of own shares for euro 1,241 million. Cash from divestments (euro 329 million) and currency translation effects (approximately euro 650 million) also contributed to the reduction in net borrowings.

NET BORROWINGS
Net borrowings at December 31, 2006 were euro 6,767 million, representing a decrease of euro 3,708 million from December 31, 2005 due mainly to cash inflow generated by operating activities (euro 17,001 million). Currency translation effects also contributed to the reduction in net borrowings. Debts and bonds

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ENI IN 2006 / GROUP RESULTS FOR THE YEAR

amounted to euro 11,699 million, of which euro 4,324 million were short-term (including the portion of long-term debt due within twelve months for euro 890 million) and euro 7,375 million were long-term.

At December 31, 2006, leverage was 0.16, compared to 0.27 at December 31, 2005.

DIVIDENDS AND SHARE REPURCHASES
In 2006 total cash dividends to Eni shareholders amounted to euro 4,610 million (euro 5,070 million in 2005) of which euro 2,400 million pertained to the payment of the balance of the dividend for fiscal year 2005 and euro 2,210 million pertained to the payment of an interim dividend (euro 0.60 per share) for fiscal year 2006 paid in October 2006.
On May 23-24, 2007, Annual General Meeting is convened to approve a unit dividend of euro 1.25 per share for fiscal year 2006 as proposed by Eni’s Board of Directors. This dividend proposal represents an increase of 13.6% compared to the unit dividend paid for fiscal year 2005 (euro 1.10 per share). If the proposal is approved by shareholders, in June Eni will pay a balance of euro 0.65 per share for fiscal year 2006.	From January 1 to December 31, 2006 a total of 53.13 million own shares were purchased at a cost of euro 1,241 million (on average euro 23.35 per share). From the beginning of the share buy-back plan (September 1, 2000), Eni has purchase 335 million of its own shares, equal to 8.36% of outstanding capital stock, at a total cost of euro 5,512 million (representing an average cost of euro 16.45 per share).

In future, management plans to distribute significant amounts of cash to shareholders through an attractive and sustainable flow of dividends. Management also plans to continue paying dividends on an interim basis. Cash in excess (i.e. cash available after funding growth, paying dividend and maintaining a stable financial structure) will be returned to shareholders via continuing repurchase of own shares.

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ENI IN 2006 / COMMITMENT TO SUSTAINABLE DEVELOPMENT

Commitment to sustainable development

SUSTAINABLE DEVELOPMENT: PERFORMANCE DATA	2004	2005	2006

Employees in Italy at year-end	(units)	41,331	40,192	39,765
of which women		6,792	6,977	7,124
Employees outside Italy at year-end	(units)	30,186	32,066	33,807
of which women		3,347	3,578	3,660
Employees in research and development activities (at year-end)	(units)	1,470	1,420	1,160
Injury frequency rate (accidents per million hours worked)	(number)	4.47	3.17	3.07
Injury severity rate (day of absence per thousand hours worked)	(number)	0.11	0.10	0.09
Number of oil spills	(number)	226	335	139
Volumes of oil spilt	(barrels)	7,814	6,908	6,151
GHG emissions	(MtCO2eq)	58.41	61.74	59.34
Applications for patents	(number)	60	26	39
Research and development costs	(million euro)	257	204	222
Cost incurred for safety	(million euro)	292	391	394
Environmental expenditure	(million euro)	802	1,080	1,165

A strong commitment to sustainable development, involving each aspect of the business ranging from empowering people, to caring for the environment, developing communities, and technological innovation, has always stood at the heart of Eni’s strategies. In 2006, this commitment was confirmed and empowered. Eni is engaged in improving the sustainability of its business model over the time by means of strengthening the relationship with its stakeholders, improving social performance and increasing the value of intangible assets. Sustainability objectives are expected to become an integral part of its management, planning and development	processes. In light of this, for the first time in its history, Eni addressed in its industrial planning the key challenges and commitments it is expected to cope with in future years, as described in the table below.
2006 marks the first year in which Eni has published a Sustainability Report to communicate more effectively with stakeholders. We now have a more coherent approach to sustainability, and are even more committed to managing and developing our company in a responsible and accountable way.
More detailed information on Eni’s commitment to sustainability is given on Eni’s website in the section Sustainability and in the Report on Sustainability.

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ENI IN 2006 / COMMITMENT TO SUSTAINABLE DEVELOPMENT

Sustainability issues	Challenge	Eni’s commitment
Corporate governance	Increasing focus on transparency and sustainability of corporate governance models and processes strengthen a governance system aligned to international best practices, capable of managing the complexity of the contexts in the several countries in which the Group operates and the challenges of sustainable development;
  systematically involve stakeholder through suitable ways of engagement.

People	Increasing competition to hire and retain qualified personnel and need to empower local resources, at the same time protecting their health and ensuring high standard of workplace safety attract the best domestic and international resources;
  manage human resources internationally with homogenous tools, promoting diversity;
  promote health and safety of employees, contractors and local communities;
  enhance the potential and professional capability of its human resources.

Environmental responsibility	Satisfying growing energy needs, while at the same time reducing emissions and the impact on ecosystems develop preferentially fossil sources with low carbon intensity, particularly gas;
  participate actively in emission trading systems and implement projects aimed at reducing emissions based on the flexible mechanisms suggested by the Kyoto Protocol;
  mitigate the local environmental impact of its activities by improving environmental performance and recovering and reusing resources;
  reduce its ecological footprint also by means of remediation and reclaiming activities;
  preserve biodiversity also by means of improved monitoring techniques of onshore and offshore ecosystems.

Innovation	Strategic role of innovation in ensuring a sustainable use of energy sources develop technologies aiming at increasing availability of hydrocarbons, maximizing recoverability of existing reserves and protecting safety and the environment in the exploration of new resources;
  reduce its impact on climate change by investing in innovation capable of generating discontinuity such as emerging solar technologies;
  manufacture fuels that anticipate future regulation requirements, evolution of engines and of market demands, also by means of pursuing and developing the use of biofuels with high performance and low environmental impact.

Territory and communities	Expectations for local community involvement and support
  promote stakeholder engagement also on industrial projects aimed at enhancing the value of socio-economic systems of the countries and local communities where Eni operates;
  cooperate with governments and local authorities and with international non-governmental organizations on crucial issues;
  promote actions for supporting the ability for autonomous development of local communities.

Human resources and organization

In Eni’s view, all men and women working within its global organization represent an asset to be safeguarded and enhanced with the utmost care, in the conviction that a highly-motivated, talented and well trained workforce is key to the creation of sustainable value in the long term. Eni’s main objectives for its human resources are:
  to guarantee safety and health of all employees and contractors;
  to implement initiatives for the management and development of human resources, ensuring personnel development and growth are consistentwith the evolution of the business;

  to attract and retain the best resources at domestic and international level through strong links with universities and research centers and actively contributing to the training of young generations;
  to develop and share know-how through the systematization and dissemination of knowledge and the best international corporate practices;
  to manage human resources internationally with homogenous tools, respecting local regulations and cultures;
  to obtain excellent results in industrial relations at domestic and international level.

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MANAGEMENT AND DEVELOPMENT OF HUMAN RESOURCES
Eni implemented various initiatives aimed at improving evaluation and development of human resources. In particular, Eni completed a plan of management rejuvenation and enhanced the tools for evaluation of development potential of resources, coupling the appraisals made at (hierarchical and functional) line level with those performed by external experts. These activities were addressed to key managers, developing young managers and newly recruited graduates. Eni performed an updating of policies directed to employees outside Italy and introduced compensation schemes adequate with the dynamics of international resource markets.
With nearly 46% of its employees of non-Italian nationality, Eni has always considered diversity as an element generating value and the ability in managing it as a key factor for success. In the countries where it operates, Eni promotes the development of skills of local human resources and the construction of a shared culture by means of training initiatives addressing issues of intercultural diversity.

TRAINING
Eni considers training one of the strong points of the management of human resources.
The number of hours dedicated to training and the number of employees participating in training initiatives are evidence of Eni’s significant commitment in Italy and outside Italy.
In 2006, expenditure for training amounted to euro 57.2 million. In particular in Italy, a total of 1,167,633 training hours were provided to a total of 23,941 employees

(232 senior managers, 6,822 middle managers and senior staff, 12,180 employees and 6,192 workers) for a total of 90,319 participations.

INDUSTRIAL RELATIONS
Industrial relations within a consolidated and structured system represented an efficient and consistent support to Eni’s strategic choices and to the completion of reorganization processes underway. Internationally,
Eni continued its dialogue with workers’ unions in specific forums such as the European Works Council. Eni’s Multicultural Training Project, which takes place every year in a different country with the cooperation of members of the EWC, held training courses in France addressed to 300 employees of Saipem SA. This course was awarded the first prize Etica&Impresa at the end of 2006.

HEALTH
Activities for the protection of health aim at improving general work conditions and are developed according to three main principles:
  protection of employees’ health;
  prevention of accidents and professional diseases;
  promotion of healthier behaviors and life styles in workplaces.

Eni has a network of 307 own health care centers located in its main operating areas of these 217 are located outside Italy. A set of international agreements with the best local and international health centers guarantees efficient service and timely reactions to emergencies.
In particular, outside Italy Eni promotes specific information campaigns for the protection of its employees, their families and local communities, such as those for the prevention of malaria (in Nigeria) and the prevention of HIV transmission (in Nigeria and Congo).

SAFETY
Eni has always been deeply engaged in the issue of the safety of its workers, of the people living in the areas where its industrial sites are located and of its producing assets. Its strategy has been based on:

  the dissemination of a safety culture within its organization;
  a common policy, specific guidelines for proper management systems meeting international standards;
  control, prevention and protection from exposure to dangerous situations;
  minimization of exposure to risk in all production activities.

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In 2006, safety indicators have continued to improve, confirming a trend in place for many years to date. Both the injury frequency and severity rates hit historical lows: the former is calculated as ratio of injuries per million hours worked and was 3.07, down 3% from 2005; the latter is calculated as ratio of lost working days per thousand hours worked and was 0.09, down 10% from 2005. In 2006, Eni spent approximately euro 390 million mainly in facilities to improve safety levels, safety current measures, research and development and training.

Responsibility towards the environment

OUTLOOK
The current focus on global environmental issues spurred by an increasingly tight regulatory framework and socio-political debate stimulates companies to devote a strong commitment to both local and worldwide environmental matters beyond the simple compliance with applicable rules and regulations.
In addition, the current operating context is characterized by increasing risk aversion, due to the progressive internalization of environmental externalities and also the growing participation of local stakeholders in decision making processes. Companies are therefore required to be more transparent on their environmental performance, as they are subject to careful scrutiny by stakeholders.
In all its activities, Eni is actively committed to reducing its environmental footprint, decreasing its energy and water consumption, reducing local pollution of air, water and soil as well as waste production and reclaiming discontinued industrial sites. Special attention is paid to the protection	of biodiversity. To this end, in 2006 Eni spent approximately euro 1.2 billion to preserve the environment and to support reclamation and remediation activities.

RATIONAL USE OF NATURAL RESOURCES
We manage natural resources aiming at their rational and sustainable use and conservation throughout all Eni’s operations.

Coping with risks of climate change
Eni has been devoting a great deal of effort to mitigate risks of climate change by reducing GHG emissions and energy consumption through a global strategy of carbon management aiming at:
  preferably developing fossil fuels with low carbon intensity, in particular natural gas;
  pursuing gas-electricity integration exploiting the high efficiency of combined cycles and co-generation;
  actively participating in the European emission trading scheme, promoting the reduction of emissions at its industrial sites;
  implementing Clean Development Mechanisms (CDM) and Joint Implementation Project (JIP) foreseen by the Kyoto protocol;
  progressively reducing gas flaring and gas venting associated to oil production creating the conditions for monetizing such volumes;
  developing fuel with low environmental impact and technologies for the separation and the geologic confinement of carbon dioxide and efficient production of hydrogen.

Along these guidelines, Eni has been achieving such environmental results as to be featured as a low carbon dioxide emission company.

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Water preservation
Eni effectively manages water consumption by means of actions intended to develop recycling opportunities and minimize water discharge aiming in many instances at achieving better performances than those required by applicable laws.
Eni invested to implement integrated production cycles entailing a limited and combined use of water, to build water treatment plants with the most updated technologies and to adopt monitoring systems capable of providing periodic controls of the most significant water parameters. In 2006, water consumption at 3.2 bcm was stable over the previous year.

Soil protection
The protection of soil and ground water is a crucial matter for the preservation of environment. For years, Eni has been carrying out numerous programs for the protection of soils and the reclamation of soils and ground waters. Eni’s business units are provided with an internal organization that takes care of managerial and technical aspects, using highly qualified external professionals to carry out reclaiming activities.
Eni is also active in the area of waste produced by its industrial units with the aim of reducing its generation and improving its final destination by increasing recycling and recovery.

Oil spills
Production, handling and transport of oil products can give rise to spills of variable size. In order to protect the areas where it operates, Eni defined responsibilities and operating modes aimed at reducing the negative impact of oil spills. In 2006, a total of 139 oil spills were registered for a total of 6,150 bbl of oil spilled, confirming a downward trend.

MANAGING OPERATIONAL RISKS
The broad scope of Eni’s activities involves a wide range of operational risks such as those of explosion, fire or leakage of toxic products, production of non biodegradable waste. All these events could possibly damage or even destroy plants, facilities, equipment and other property, cause injury or even death to persons or cause environmental damage.
Eni adopted the most stringent guidelines for the evaluation and management of health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, contractors and clients, the populations involved in its activity, the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions. An ongoing process for identifying, evaluating and managing HSE risks is at the hearth of HSE operations in each phase of the business activity and is performed through the adoption of procedures tailored on the peculiarities of each business and industrial site.
HSE risks are effectively managed through an integrated management system designed along the principles set in Eni’s Model of HSE operations. This is a general procedure to be applied in all its operating sites, based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance in a continuous improvement cycle subject also to audits by internal and independent experts. Any environmental emergency is managed by business units locally with their own organization under preset reaction plans to foreseeable events aimed at limiting damage and at activating adequate responses.
Eni has two emergency rooms (at Milan and Rome) provided with real time monitoring systems for the collection of data on georeferenced maps for all Eni sites and logistics worldwide. Mathematical models are in place to assess dimension, temporal development and other consequences of certain catastrophic events and to enable a real-time planning of first-aid interventions to help mitigate consequences.
In addition to its own emergency teams, Eni entered international agreements in order to maximize its ability to react in all its operating sites.

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Community involvement

Eni operates in over 70 countries respecting the human rights of populations, their territory and the environment, contributing to improving the quality of life and the socio-economic development of the communities where it is present. This commitment is the basis of entrepreneurial behaviors based on the respect for ethnic, social or cultural diversity of the various communities with which Eni interacts.
The search for integration with varied social and cultural situations is part of Eni’s tradition. In order to favor a proper integration Eni:
  cooperates with national and local authorities and with international NGOs;
  sponsors initiatives that will proceed autonomously in the social, cultural and environmental fabric of the different communities;
  promotes dialogue with local communities on the industrial options by means of tool of active participation;
  favors the improvement of the socio-economic system where it operates wherever possible using local goods and services, consistently with its industrial requirements, in order to maximize local content;
  extends the initiatives for its personnel to their families and to local communities where it operates, in particular as concerns health.

Eni’s main interventions for the protection and development of local communities concern:

  Italy: activities included in the intent protocol signed with the Basilicata Region for the Val d’Agri for an overall expenditure of approximately euro 160 million in the 1999-2019 period;
  Karachaganak: infrastructure projects requested by the local authorities for an overall expenditure of approximately euro 9 million, paid by the Consortium;
  Caspian Sea: infrastructure projects requested by the local authorities for an overall expenditure of approximately euro 309 million, paid by the Consortium;
  Libya: recruiting, training, health assistance, archaeology, industrial development, as provided for by the masterplan for an overall expenditure of approximately euro 110 million for a period of 8 years.
Innovation

Our relentless commitment to technological research and innovation underscores a fundamental belief that technology is a key to increasing our competitive advantage over the long term and promoting sustainable growth. All the global challenges in future years require ingenuity and commitment: from the environmental and climate emergencies to the increasingly difficult access to hydrocarbon reserves; from the identification of discontinuities in the production of energy from renewable sources to the optimization of production processes up to the solution of problems existing in countries where Eni has been present for a long time or where it recently entered. We are conducting research aimed primarily at reducing the costs of finding and recovering hydrocarbons, upgrading heavy oils, monetizing stranded gas and protecting the environment. In the next four-year period, we plan to devote a significant amount of resources to research and development activities in the range of euro 1,5 billion in order to support our strategy in innovation.

In 2006, Eni invested euro 222 million in research and development (euro 204 million in 2005). Of these 39% was directed to the Exploration & Production segment, 32% to the Refining & Marketing segment, 22% to the Petrochemical segment and 7% to the Engineering and Construction segment. In particular we moved forward on our breakthrough technologies: EST (Eni Slurry Technology) for the full exploitation of the heavy barrel, TAP (gas transportation at high pressure) and GTL (gas-to-liquids) for gas monetization, and GHG project as described below.

Conversion of heavy crudes and fractions into light products (EST)
Testing of this technology progressed at the Taranto demonstration plant. This proprietary technology is based on a process of catalytic hydroconversion in the slurry phase of non conventional crudes, extra heavy crudes and refining residues enabling it to fully convert asphaltenes (the hard fraction of heavy crudes) into naphtha, kerosene, diesel fuel. In 2007, Eni plans to complete the collection of information for designing and building its first industrial plant.

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Gas to liquids project (GTL)
In 2006, with the cooperation of IFP/Axens, Eni completed preparation of a technology handbook for this proprietary technology aiming at conversion of gas to liquids via Fischer-Tropsch synthesis and the basic engineering for a 37 kbbl/d industrial unit.

GHG Project (Green House Gases)
The Green House Gases research program progressed during the course of the year, aiming at verifying the industrial feasibility of the geological sequestration of carbon dioxide in depleted fields and salty aquifers.

A technical feasibility study of the geological sequestration of carbon dioxide has been completed and in 2007 Eni expects to start testing this project in a field.

Natural gas high pressure transport (TAP)
The TAP project aims to develop an advanced long distance, high capacity, high pressure and high grade solutions for gas transport targeting:
  transport on distances over 3,000 kilometers;
  volumes to be transported in the range of 20-30 billion cubic meters/year;
  pressure equal to or higher than 15 MPa;
  use of high and very high grade steel.

The TAP technology is expected to allow a decrease in gas consumption of compressor stations.
In 2006, testing progressed on two infrastructures (one integrated in the system of Snam Rete Gas), a technology handbook was released and a hypothetical 3,400 kilometer long gasline in X100 steel in Central Asia was designed.

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Financial Information

SUMMARY OF ACCOUNTING POLICIES AND PRACTICES

Eni prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission.

The consolidated financial statements of Eni include accounts of the parent company Eni SpA and of all Italian and foreign significant subsidiaries in which Eni directly or indirectly holds the majority of voting rights or is otherwise able to exercise control as in the case of “de facto” controlled entities. Control comprises the power to govern the financial and operating policies of the investee so as to obtain rewards from its activities. Insignificant subsidiaries, jointly controlled entities, and other entities in which the group is in a position to exercise a significant influence through participation in the financial and operating policy decisions of the investee are generally accounted for under the equity method of accounting.

Revenues from sales of crude oil, natural gas, petroleum and petrochemical products are recognized when the products are delivered and title passes to the customer. Revenue recognition in the Engineering & Construction division is based on the stage of completion of contracts as measured on the cost-to-cost basis applied to contractual revenues.

Stock-based compensation to employees is recognized in the profit and loss account based on the fair value of grants awarded to the employee; the portion relevant to the year is calculated pro rata over the vesting period of relevant grants.

Eni enters into various derivative financial transactions to manage exposures to certain market risks, including foreign currency exchange rate risks, interest rate risks and commodity risks. From January 1, 2005, such derivative financial instruments are assets and liabilities recognized at fair value starting on the date on which a derivative contract is entered into and are subsequently reassessed at fair value. Derivatives are designated as hedges when the hedging relationship between the hedged item or transaction and the hedging instrument is highly effective and formally documented. Changes in the fair value of hedging derivatives are recognized: (i) for fair value hedges, hedging the exposure to changes in the fair value of a recognized asset or liability, in the profit and loss account; (ii) for cash flow hedges, hedging exposure to variability in cash flows, the effective portion is recognized directly in equity, while the ineffective portion in the profit and loss account; subsequently amounts taken to equity are transferred to the profit and loss account when the hedged transaction occurs. Changes in fair value of derivatives held for trading purposes, i.e. derivatives for which the hedging relationship is not formally documented or is ineffective, are recognized in the profit and loss account. Eni does not enter into derivative transactions on a speculative basis.

Inventories of crude oil, natural gas and oil products are stated at the lower of cost and net realizable value. Cost is determined based on the weighted-average cost method. Contract work in progress is recorded on the basis of contractual considerations by reference to the stage of completion of a contract measured on a cost-to-cost basis.

Property, plant and equipment and intangible assets are stated at cost less accumulated depreciation and accumulated, losses impairment. Depreciation, depletion and amortization of oil and gas properties (capitalized costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas) is calculated based on the Unit-Of-Production (UOP) method on proved reserves or proved developed reserves. Exploratory costs (costs associated with exploratory activities for oil and gas producing properties) are capitalized and fully amortized as incurred. Other tangible assets and intangibles with a defined useful life are amortized systematically, based on the straight-line method. Goodwill and intangibles lacking a defined useful life are not amortized but are reviewed periodically for impairment. Eni assesses its property, plant and equipment and intangible assets, including goodwill, for possible impairment if there are events or changes in circumstances that indicate that the carrying values of the assets are not recoverable.

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Such indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities.

Asset retirement obligations, that may be incurred for the dismantling and removal of assets and the reclamation of sites, are evaluated estimating the costs to be incurred when the asset is retired. Future estimated costs are discounted when the settlement date is in a long-time horizon in order to reflect the time value of money. Initial estimate is reviewed periodically to reflect changes in circumstances and other factors surrounding the estimate, including the discount rates. The company recognizes material provisions for asset retirement in the upstream business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets are generally recognized, as indeterminate settlement dates for the asset retirement prevent estimation of the fair value of the associated asset retirement obligation.

Provisions, including environmental liabilities, are recognized when the group has a present obligation (legal or constructive) as a result of a past event, when is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and when the obligation can be reliably estimated. The initial estimate to settle the obligation is discounted when the effect of the time value of money is material. The estimate is reviewed periodically to take account of changes in costs expected to be incurred to settle the obligation and other factors, including changes in the discount rates.

Eni is a party to a number of legal proceedings arising in the ordinary course of business. Although Eni’s management does not currently expect a material adverse effect on Eni’s financial position and results of operations on the basis of information available to date and taking account of existing provisions, there can be no assurance that in the future Eni will not incur material charges in connection with pending litigations as new information becomes available and new developments may occur. For further information about pending litigations, see “Legal proceedings”, note 25 to the consolidated financial statements of Eni’s Annual Report 2006.

The preparation of consolidated financial statements requires management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions, particularly those affecting estimates of proved reserves, asset impairments and contingent liabilities, affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which estimates are based.

For further information regarding accounting policies and practices, see “Evaluation criteria” and “Use of accounting estimates” in the Notes to the consolidated financial statements of Eni’s Annual Report 2006.

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CONSOLIDATED FINANCIAL STATEMENTS

PROFIT AND LOSS ACCOUNT	(million euro)	2004	2005	2006

Profit and loss account
Revenues
Net sales from operations	57,545	73,728	86,105
Other income and revenues	1,377	798	783
Total revenues	58,922	74,526	86,888
Operating expenses
Purchases. services and other	(38,347)	(48,567)	(57,490)
- of which significant non recurring events and operations	5	(290)	(239)
Payroll and related costs	(3,245)	(3,351)	(3,650)
Total operating expenses	(41,592)	(51,918)	(61,140)
Depreciation, amortization and impairments	(4,931)	(5,781)	(6,421)
OPERATING PROFIT	12,399	16,827	19,327
Financial income	2,589	3,131	4,132
Financial expense	(2,745)	(3,497)	(3,971)
Financial income (expense)	(156)	(366)	161
Effects of investments accounted for using the equity method	332	737	795
Other income (expense) from investments	488	177	108
Income (expense) from investments	820	914	903
PROFIT BEFORE INCOME TAXES	13,063	17,375	20,391
Income taxes	(5,522)	(8,128)	(10,568)
NET PROFIT	7,541	9,247	9,823
Pertaining to:
- Eni	7,059	8,788	9,217
- minority interest	482	459	606

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BALANCE SHEET	(million euro)	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006

ASSETS
Current assets
Cash and cash equivalents	1,003	1,333	3,985
Other financial assets for trading or available for sale	1,266	1,368	972
Trade and other receivables	13,734	17,902	18,799
Inventories	2,847	3,563	4,752
Income tax receivables	674	697	658
Other current assets	588	369	855
Total current assets	20,112	25,232	30,021
Non-current assets
Property, plant and equipment	40,586	45,013	44,312
Other tangible assets			629
Inventories - compulsory stock	1,386	2,194	1,827
Intangible assets	3,313	3,194	3,753
Investments accounted for using the equity method	3,156	3,890	3,886
Other investments	529	421	360
Other financial assets	936	1,050	805
Deferred tax assets	1,827	1,861	1,725
Other non-current assets	1,008	995	994
Total non-current assets	52,741	58,618	58,291
TOTAL ASSETS	72,853	83,850	88,312
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term financial liabilities	4,150	4,612	3,400
Current portion of long-term debt	927	733	890
Trade and other payables	10,533	13,095	15,995
Taxes payable	2,498	3,430	2,830
Other current liabilities	505	613	634
Total current liabilities	18,613	22,483	23,749
Non-current liabilities
Long-term debt	7,607	7,653	7,409
Provisions for contingencies	5,736	7,679	8,614
Provisions for employee benefits	982	1,031	1,071
Deferred tax liabilities	3,948	4,890	5,852
Other non-current liabilities	427	897	418
Total non-current liabilities	18,700	22,150	23,364
TOTAL LIABILITIES	37,313	44,633	47,113

(million euro)	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006
Shareholders’ equity
Minority interests	3,166	2,349	2,170
Shareholders’ equity:
Share capital: 4,005,358,876 fully paid shares nominal value euro 1 each (the same amount as of December 31, 2005)	4,004	4,005	4,005
Share premium
Other reserves	9,629	10,910	6,013
Retained earnings	14,911	17,381	25,168
Net profit	7,059	8,788	9,217
Treasury shares	(3,229)	(4,216)	(5,374)
Total Eni Shareholders’ equity	32,374	36,868	39,029
TOTAL SHAREHOLDERS’ EQUITY	35,540	39,217	41,199
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	72,853	83,850	88,312

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STATEMENTS OF CASH FLOW	(million euro)	2004	2005	2006

Net profit of the year	7,541	9,247	9,823
Depreciation and amortization	4,598	5,509	6,153
Revaluations, net	27	(288)	(386)
Net change in provisions for contingencies	418	1,279	(86)
Net change in the provisions for employee benefits	49	18	72
Gain on disposal of assets, net	(793)	(220)	(59)
Dividend income	(72)	(33)	(98)
Interest income	(198)	(214)	(387)
Interest expense	567	654	346
Exchange differences	(79)	(64)	6
Income taxes	5,522	8,128	10,568
Cash generated from operating profit before changes in working capital	17,580	24,016	25,952
(Increase) decrease:
- inventories	(355)	(1,402)	(953)
- trade and other receivables	(1,241)	(4,413)	(1,952)
- other assets	43	351	(315)
- trade and other payables	727	3,030	2,146
- other liabilities	(83)	12	50
Cash from operations	16,671	21,594	24,928
Dividends received	394	366	848
Interest received	167	214	395
Interest paid	(533)	(619)	(294)
Income taxes paid	(4,199)	(6,619)	(8,876)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	12,500	14,936	17,001
Investments:
- tangible assets	(6,785)	(6,558)	(6,138)
- intangible assets	(714)	(856)	(1,695)
- consolidated subsidiaries and businesses		(73)	(46)
- investments	(316)	(54)	(42)
- securities	(675)	(464)	(49)
- financing receivables	(470)	(683)	(516)
- change in payables and receivables in relation to investments and capitalized depreciation	(13)	149	(26)
Cash flow from investments	(8,973)	(8,539)	(8,512)
Disposals:
- tangible assets	279	99	237
- intangible assets	13	13	12
- consolidated subsidiaries and businesses	538	252	8
- investments	61	178	36
- securities	659	369	382
- financing receivables	808	804	794
- change in payables and receivables in relation to disposals	(1)	9	(8)
Cash flow from disposals	2,357	1,724	1,461
Net cash used in investing activities (*)	(6,616)	(6,815)	(7,051)
Proceeds from long-term debt	1,229	2,755	2,888
Payments of long-term debt	(797)	(2,978)	(2,621)
Reductions of short-term debt	(4,175)	(317)	(949)
	(3,743)	(540)	(682)
Net capital contributions by/to minority shareholders	1	24	22
Net repurchase of shares by Eni subsidiaries	(22)	(30)	(477)
Acquisitions of additional interests in consolidated subsidiaries	643	(3)	(7)
Sale of additional interests in consolidated subsidiaries			35
Dividends to shareholders	(3,076)	(6,288)	(4,832)
- of which to Eni shareholders	(2,828)	(5,070)	(4,610)
Net repurchase of Eni shares	(65)	(987)	(1,156)
Net cash used in financing activities	(6,262)	(7,824)	(7,097)
Effect of change in consolidation	12	(38)	(4)
Effect of exchange differences	(67)	71	(197)
Net cash flow for the period	(433)	330	2,652
Cash and cash equivalent at beginning of the year	1,436	1,003	1,333
Cash and cash equivalent at end of the year	1,003	1,333	3,985

(*)	Net cash used in investing activities includes some investments which Eni, due to their nature (temporary cash investments or carried on in order to optimize management of treasury operations) are considered as a reduction of net borrowings as defined in the "Financial Review" in the "Report of the Directors".

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NON-GAAP MEASURES

Reconciliation of reported operating profit and net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, charges or income deriving from the fair value evaluation of derivative financial instruments held for trading purposes, and exchange rate differences are excluded when determining adjusted net profit of each business segment.

The taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception for finance charges or income, to which the Italian statutory tax rate of 33% is applied.

Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them to facilitate comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted-average cost method of inventory accounting.

Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition the effect of the fair value evaluation of derivative financial instruments held for trading purposes and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charge or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division).

Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Contents

ENI IN 2006 / FINANCIAL INFORMATION

(million euro)

2006
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Exclusion of inventory holding (gains) losses		(67)	215	(60)					88
Exclusion of special items
of which:
Non-recurring (income) charges		55	109	13		62			239
Other special charges:	183	92	147	94	3	261	56		836
environmental charges		44	111			126	11		292
asset impairments	231	51	14	50	1	22			369
gains on disposal of assets	(61)								(61)
provisions to the reserve for contingencies			8	31		75			114
provision for redundancy incentives	13	37	47	19	2	17	43		178
other		(40)	(33)	(6)		21	2		(56)
Special items of operating profit	183	147	256	107	3	323	56		1,075
Adjusted operating profit	15,763	3,882	790	219	508	(299)	(240)	(133)	20,490
Net financial (expense) income (*)	(59)	16				(7)	205		155
Net income from investments (*)	85	489	184	2	66	5			831
Income taxes (*)	(8,510)	(1,525)	(345)	(47)	(174)		89	54	(10,458)
Tax rate (%)	53.9	34.8	35.4						48.7
Adjusted net profit	7,279	2,862	629	174	400	(301)	54	(79)	11,018
of which:
- net profit of minorities									606
- Eni’s adjusted net profit									10,412

Eni’s reported net profit									9,217
Exclusion of inventory holding (gains) losses									33
Exclusion of special items									1,162
- Non-recurring (income) charges									239
- Other special charges									923
Eni’s adjusted net profit									10,412

(*)	Excludes special items.

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ENI IN 2006 / FINANCIAL INFORMATION

(million euro)

2005
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Exclusion of inventory holding (gains) losses		(127)	(1,064)	(19)					(1,210)
Exclusion of special items
of which:
Non-recurring (income) charges		290							290
Other special charges:	311	47	421	78	7	638	149		1,651
environmental charges		31	337			413	54		835
asset impairments	247	1	5	29	4	75	2		363
provisions to the reserve for contingencies			39	36		126			201
increase insurance charges	57	6	30	17		4	64		178
provision for redundancy incentives	7	8	22	4	3	6	29		79
other		1	(12)	(8)		14			(5)
Special items of operating profit	311	337	421	78	7	638	149		1,941
Adjusted operating profit	12,903	3,531	1,214	261	314	(296)	(228)	(141)	17,558
Net financial (expense) income (*)	(80)	37					(296)		(339)
Net income from investments (*)	10	370	231	3	141	(1)	23		777
Income taxes (*)	(6,647)	(1,386)	(500)	(37)	(127)		359	52	(8,286)
Tax rate (%)	51.8	35.2	34.6						46.0
Adjusted net profit	6,186	2,552	945	227	328	(297)	(142)	(89)	9,710
of which:
- net profit of minorities									459
- Eni’s adjusted net profit									9,251

Eni’s reported net profit									8,788
Exclusion of inventory holding (gains) losses									(759)
Exclusion of special items									1,222
- Non-recurring (income) charges									290
- Other special charges									932
Eni’s adjusted net profit									9,251

(*)	Excludes special items.

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ENI IN 2006 / FINANCIAL INFORMATION

(million euro)

2004
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	8,185	3,428	1,080	320	203	(395)	(346)	(59)	12,399
Exclusion of inventory holding (gains) losses		(12)	(393)	(43)					(448)
Exclusion of special items
of which:
Non-recurring (income) charges		5							5
Other special charges:	17	27	236	(14)	12	172	176		626
environmental charges		5	142			84	72		303
asset impairments	287	6	21	3		19			336
gains on disposal of assets	(320)								(320)
provisions to the reserve for contingencies	29	18	77	3	1	15			143
increase insurance charges							91		91
provision for redundancy incentives	2	10	20	6	10	6	11		65
other	19	(12)	(24)	(26)	1	48	2		8
Special items of operating profit	17	32	236	(14	12	172	176		631
Adjusted operating profit	8,202	3,448	923	263	215	(223)	(187)	(59)	12,582
Net financial (expense) income (*)	(85)	31	5				(107)		(156)
Net income from investments (*)	9	215	96	2	118	4	(14)		430
Income taxes (*)	(4,093)	(1,404)	(350)	(23)	(81)	(22)	222	22	(5,729)
Tax rate (%)	50.4	38.0	34.2						44.6
Adjusted net profit	4,033	2,290	674	242	252	(241)	(88)	(37)	7,127
of which:
- net profit of minorities									482
- Eni’s adjusted net profit									6,645

Eni’s reported net profit									7,059
Exclusion of inventory holding (gains) losses									(281)
Exclusion of special items									(133)
- Non-recurring (income) charges									5
- Other special charges									(138)
Eni’s adjusted net profit									6,645

(*)	Excludes special items.

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ENI IN 2006 / FINANCIAL INFORMATION

(million euro)

ANALYSIS OF SPECIAL ITEMS

2004		2005	2006	Change
5	Non-recurring (income) charges	290	239	(51)
626	Other special charges:	1,651	836	(815)
303	environmental charges	835	292	(543)
336	asset impairments	363	369	6
(320)	gains on disposal of assets		(61)	(61)
234	provisions to the reserve for contingencies	379	114	(265)
	of which: increase insurance charges	178		(178)
65	provisions for redundancy incentives	79	178	99
8	other	(5)	(56)	(51)
631	Special items of operating profit	1,941	1,075	(866)
	Net financial (expense) income	27	(6)	(33)
(390)	Net income from investments	(137)	(72)	65
	of which:
	gain on the disposal of Italiana Petroli (IP)	(132)		132
	gain on Galp Energia SGPS SA (disposal assets Rede Electrica National)		(73)	(73)
(308)	gain on the disposal of shares of Snam Rete Gas SpA
(374)	Income taxes	(609)	165	774
	of which:
	supplemental tax rate UK		91	91
	windfall tax Algeria		179	179
	legal proceeding in Venezuela		77	77
(133)	Total special items of net profit	1,222	1,162	(60)

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ENI IN 2006 / FREQUENTLY USED TERMS

Frequently Used Terms

For a reconciliation of Summarized Group Balance Sheet and Summarized Group Cash Flow Statement with the corresponding statutory tables see Eni’s 2006 Annual Report, Reconciliation of Summarized Group Balance Sheet and Statement Of Cash Flows to statutory schemes” pages 77-80.

SUMMARIZED GROUP BALANCE SHEET
Summarized Group Balance Sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the Summarized Group Balance Sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

SUMMARIZED GROUP BALANCE SHEET	(million euro)	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006

Fixed assets
Property, plant and equipment, net	40,586	45,013	44,312
Other tangible assets			629
Inventories - compulsory stock	1,386	2,194	1,827
Intangible assets, net	3,313	3,194	3,753
Investments, net	3,685	4,311	4,246
Accounts receivable financing and securities related to operations	695	775	557
Net accounts payable in relation to capital expenditure	(888)	(1,196)	(1,090)
	48,777	54,291	54,234
Net working capital
Inventories	2,847	3,563	4,752
Trade accounts receivable	10,525	14,101	15,230
Trade accounts payable	(5,837)	(8,170)	(10,528)
Taxes payable and reserve for net deferred income tax liabilities	(3,056)	(4,857)	(5,396)
Reserve for contingencies	(5,736)	(7,679)	(8,614)
Other operating assets and liabilities (a)	(555)	(526)	(641)
	(1,812)	(3,568)	(5,197)
Employee termination indemnities and other benefits	(982)	(1,031)	(1,071)
Capital employed, net	45,983	49,692	47,966
Shareholders’ equity including minority interests	35,540	39,217	41,199
Net borrowings	10,443	10,475	6,767
Total liabilities and shareholders’ equity	45,983	49,692	47,966

(a)	Include operating financing receivables and securities related to operations for euro 249 million (euro 492 million and euro 261 million at December 31, 2005 and September 30, 2006, respectively) and securities covering technical reserves of Padana Assicurazioni SpA for euro 417 million (euro 453 million and euro 550 million at December 31, 2005 and September 30, 2006, respectively).

NET BORROWINGS AND LEVERAGE
Eni evaluates its financial condition by reference to net borrowings, which is the measure of total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities.

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ENI IN 2006 / FREQUENTLY USED TERMS

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt, and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.
In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

LEVERAGE (NET BORROWINGS ÷ EQUITY)	(million euro)	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006

Debts and bonds	12,684	12,998	11,699
Cash and cash equivalents	(1,003)	(1,333)	(3,985)
Securities not related to operations	(793)	(931)	(552)
Non-operating financing receivables	(251)	(259)	(395)
Other items	(194)
Net borrowings	10,443	10,475	6,767
Shareholders’ equity including minority interest	35,540	39,217	41,199
Leverage	0.29	0.27	0.16

SUMMARIZED GROUP CASH FLOW STATEMENT AND CHANGE IN NET BORROWINGS
Eni’s Summarized Group Cash Flow Statement derives from the statutory statement of cash flows. It allows to create a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurred from the beginning of period to the end of period and changes in net borrowings (deriving from the summarized cash flow statement) occurred from the beginning of period to the end of period. The measure enabling to make such a link is represented by free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange differences.

SUMMARIZED GROUP CASH FLOW STATEMENT	(million euro)	2004	2005	2006

Net profit	7,541	9,247	9,823
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
- amortization and depreciation and other non monetary items	5,092	6,518	5,753
- net gains on disposal of assets	(793)	(220)	(59)
- dividends, interest, taxes and other changes	5,740	8,471	10,435
Cash generated from operating profit before changes in working capital	17,580	24,016	25,952
Changes in working capital related to operations	(909)	(2,422)	(1,024)
Dividends received, taxes paid, interest (paid) received	(4,171)	(6,658)	(7,927)
Net cash provided by operating activities	12,500	14,936	17,001
Capital expenditure	(7,499)	(7,414)	(7,833)
Investments	(316)	(127)	(95)
Disposals	1,547	542	328
Other cash flow related to capital expenditure, investments and disposals	97	293	361

Contents

ENI IN 2006 / FREQUENTLY USED TERMS

continued SUMMARIZED GROUP CASH FLOW STATEMENT

(million euro)	2004	2005	2006
Free cash flow	6,329	8,230	9,762
Borrowings (repayment) of debt related to financing activities	211	(109)	216
Changes in short and long-term financial debt	(3,743)	(540)	(682)
Dividends paid and changes in minority interests and reserves	(3,175)	(7,284)	(6,443)
Effect of changes in consolidation and exchange differences	(55)	33	(201)
NET CASH FLOW FOR THE PERIOD	(433)	330	2,652

(million euro)	2004	2005	2006
Change in net borrowings
Free cash flow	6,329	8,230	9,762
Net borrowings of acquired companies		(19)
Net borrowings of divested companies	190	21	1
Exchange differences on net borrowings and other changes	(64)	(980)	388
Dividends paid and changes in minority interests and reserves	(3,175)	(7,284)	(6,443)
CHANGE IN NET BORROWINGS	3,280	(32)	3,708

ROACE
Return on Average Capital Employed for the Group, on an adjusted basis is the return on Group average capital invested, calculated as the ratio between net adjusted profit before minority interests, plus net finance charges on net borrowings, less the related tax effect and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, rectified from the related tax effect.
ROACE by business segment is determined as the ratio between adjusted net profit and net average capital invested pertaining to each business segment and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the business segment specific tax rate).

ROACE	(million euro)	2004	2005	2006

Adjusted net profit	7,127	9,710	11,018
Exclusion of after tax finance expenses/interest income	115	42	46
Adjusted net profit unlevered	7,242	9,752	11,064
Capital employed, net:
- at the beginning of the year	45,240	45,983	49,692
- at the year end	45,724	48,933	47,999
Average capital employed, net	45,482	47,458	48,846
ROACE (%)	15.9	20.5	22.7

TSR (Total Shareholder Return)
Measures the total return of a share calculated on a yearly basis, based on the change in price from the beginning to the end of year, and dividends distributed and reinvested at the ex-dividend date.

Contents

ENI IN 2006 / FREQUENTLY USED TERMS

PRODUCTION SHARING AGREEMENTS (PSA)
In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its capital invested (profit oil) after costs incurred are repaid by cost oil. A similar scheme applies to buy-back contracts.

POSSIBLE RESERVES
Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.

PROBABLE RESERVES
Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets; (iv) the regulatory framework.

PROVED RESERVES
Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time of the estimate and according to current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.

RECOVERABLE RESERVES
Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

RESERVE REPLACEMENT RATIO
Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of property or upstream assets, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices.

RESERVE LIFE INDEX
Ratio between the amount of reserves at the end of the year and total production for the year.

ABBREVIATIONS			bboe	=	billion barrel of oil equivalent
			bbl	=	barrels
mmcf	=	million cubic feet	kbbl	=	thousand barrels
bcf	=	billion cubic feet	mmbbl	=	million barrels
mmcm	=	million cubic meters	bbbl	=	billion barrels
bcm	=	billion cubic meters	mmtonnes	=	million tonnes
boe	=	barrel of oil equivalent	ktonnes	=	thousand tonnes
kboe	=	thousand barrel of oil equivalent	/d	=	per day
mmboe	=	million barrel of oil equivalent	/y	=	per year

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ENI IN 2006 / FREQUENTLY USED TERMS

RECONCILIATION OF NET PROFIT AND SHAREHOLDERS’ EQUITY DETERMINED UNDER IFRS TO U.S. GAAP
The following is a summary of the significant adjustments to net profit for 2004, 2005 and 2006 and to shareholders’ equity as of December 31, 2004, 2005 and 2006 that would be required if U.S. GAAP had been applied instead of IFRS in the consolidated financial statements.

(million euro)	2004	2005	2006
Net profit pertaining to Eni according to the Financial Statements prepared under IFRS	7,059	8,788	9,217
Items increasing (decreasing) reported net profit:
A. effect of the differences related to companies consolidated under IFRS but carried at equity method under U.S. GAAP	(1)		(1)
B. successful-efforts accounting	(82)	47	359
C. elimination of assets impairments and revaluations	5		36
D. deferred income taxes	(21)	(279)	(120)
E. assets associated to the acquisition of a company (portfolio of clients)	(5)	(5)	(5)
F. valuation of inventories	(316)	(956)	267
Gain on disposal of Snamprogetti SpA to Saipem Projects SpA			252
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	34	12	1
Other adjustments	(280)	(3)	(4)
Effect of U.S. GAAP adjustments on minority interest (a)	8	(21)	3
Net adjustment	(658)	(1,205)	788
Net profit in accordance with U.S. GAAP	6,401	7,583	10,005
Basic profit per share (b)	1.70	2.02	2.71
Diluted profit per share (b)	1.70	2.01	2.70
Basic profit per ADS (based on two shares per ADS) (b)	3.39	4.03	5.41
Diluted profit per ADS (based on two shares per ADS) (b)	3.39	4.03	5.41

(a)	Adjustment to account for minority interest portion of differences A through F, which include 100% of differences between IFRS and U.S. GAAP on less than wholly- owned subsidiaries.
(b)	Amounts in euro.

(million euro)	Dec. 31, 2005	Dec. 31, 2006
Shareholders’ equity pertaining to Eni according to the Financial Statements prepared under IFRS	36,868	39,029
Items increasing (decreasing) reported shareholders’ equity: (a)
A. effect of the differences related to companies consolidated under IFRS but carried at equity method under U.S. GAAP	37	33
B. successful-efforts accounting	2,504	2,672
C. elimination of assets impairments and revaluations	230	311
D. deferred income taxes	(3,415)	(3,495)
E. goodwill	811	786
E. assets associated with the acquisition of a company (portfolio of clients)	(16)	(22)
F. valuation of inventories	(2,036)	(1,769)
G. provisions for employees benefits		(32)
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	173	169
Other adjustments		2
Effect of U.S. GAAP adjustments on minority interest (b)	(31)	(28)
Net adjustment	(1,743)	(1,373)
Shareholders’ equity in accordance with U.S. GAAP	35,125	37,656

(a)	Items increasing (decreasing) reported shareholders’ equity of foreign companies are translated into euro at the exchange rate prevailing at the end of each period.
(b)	Adjustment to account for minority interest portion of differences A through G, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.

Contents

ENI IN 2006 / DIRECTORS AND OFFICERS

Directors and Officers

Eni’s Board of Directors

1	2	3	4	5

1. Roberto Poli - Chairman
Roberto Poli was appointed Chairman of Eni SpA in May 2002. He is currently President of Poli e Associati SpA, a consulting firm for corporate finance, mergers, acquisitions and reorganizations. From 1966 to 1998 he was Professor of Business Finance at the Università Cattolica of Milan. He is a partner of one of the most important firms for corporate finance and legal affairs.
He is a non executive director in important companies such as Fininvest SpA, Mondadori SpA, Merloni Termosanitari SpA and G.D. SpA. He has been an advisor for extraordinary finance operations for some of the most important companies in Italy. He has also been Chairman of Rizzoli-Corriere della Sera SpA and Publitalia SpA.

2. Paolo Scaroni - Group Chief Executive Officer and General Manager
Paolo Scaroni obtained an economics degree from Milan’s Bocconi University in 1969 and an MBA from Columbia Business School in 1973. For a year following business school, he was an associate at McKinsey & Company. From 1973 until 1985, he held a series of positions with Saint Gobain, culminating with his appointment as President of the Saint Gobain flat glass division. In 1985, Paolo Scaroni became CEO of Techint. During his time at Techint, he was also Vice President of Falck and executive Vice President of SIV, a joint venture between Techint and Pilkington plc.
He joined Pilkington in 1996 and was group CEO until May 2002. From May 2002 to June 2005 he was CEO of Enel, Italy’s leading electricity utility. Paolo Scaroni is a member of the Board of “Il Sole 24 Ore” and of Teatro alla Scala. He is a member of the Supervisory Board of ABN AMRO Bank N.V. (Amsterdam), member of the Board of Overseers of Columbia Business School (New York) and member of the Board of Veolia Environnement (Paris). He was Chairman of Alliance Unichem plc. (UK) from 2005 to July 2006.	3. Alberto Clô
Alberto Clô is a professor of Industrial Economy at the University of Bologna and was Minister of Industry and Minister of Foreign Trade ad interim in 1995 and 1996. During the Italian presidency of the European Union he was chairman of the Council of Ministers of Industry and Energy of the European Union. In 1996 he was awarded the title of Cavaliere di Gran Croce al Merito of the Republic of Italy. He is a Member of the Board of Directors of ASM Brescia SpA, De Longhi SpA, Italcementi SpA and Società Autostrade SpA.

4. Renzo Costi
Renzo Costi is an attorney and consultant. He served as a magistrate from 1964 to 1968 and is currently professor of commercial company law at the University of Bologna. He was founder, and currently is co-editor, of the magazines “Giurisprudenza Commerciale”, “Banca Impresa e Società” and “Banca, Borsa e titoli di credito”.
He is a member of the Board of Directors of Editrice Il Mulino SpA.

5. Dario Fruscio
Dario Fruscio is a chartered accountant, public auditor and consultant; he is currently Professor of Economics and Management at the University of Pavia and taught at the Accademia Nazionale della Guardia di Finanza of Bergamo. He is Chairman of Italia Turismo SpA.

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ENI IN 2006 / DIRECTORS AND OFFICERS

6	7	8	9

6. Marco Pinto
Marco Pinto is a magistrate and notary and has previously held various positions as a civil and administrative judge. Since December 2004 he has been professor of the Higher School of Economics and Finance. In 1994 he held the position of Legal Counsel and head of Legislative Department of the Ministry of Foreign Trade and the Ministry of Economics and Finance. From December 2004 to April 2005 he was head of the staff of the Vice President of the Council of Ministers. Since June 2005 he has been Deputy Head of the staff of the Minister of Economics and Finance.

7. Marco Reboa
Marco Reboa is a chartered accountant and auditor.
He is professor of law at the Libero Istituto Universitario Carlo Cattaneo in Castellanza and author of essays on corporate governance, economic evaluation and financial statements. He is the editor of "Rivista dei Dottori Commercialisti" and is a professional advisor in Milan.
He is a member of the Board of Directors of Seat PG SpA, Interpump SpA, IMMSI SpA and Intesa Private Banking SpA. He is Chairman of the Board of Statutory Auditors of Luxottica Group SpA.	8. Mario Resca
Mario Resca is Chairman of Italia Zuccheri SpA (formerly Eridania SpA), National Board member of U.P.A. (the Italian Advertisers' Association) and Confimprese.
He is non executive Director of Mondadori SpA and special manager of the Cirio Del Monte Group, under special management. In 1974 he was appointed director of Biondi Finanziaria (Fiat Group) and from 1976 to 1991 he was partner of Egon Zehnder. In this period the was appointed director of Lancôme Italia and of companies belonging to the Rizzoli-Corriere della Sera Group and Versace Group. He also served as Chairman of Sambonet SpA, Kenwood Italia SpA and was a founding partner of Eric Salmon & Partners.

9. Pierluigi Scibetta
Pierluigi Scibetta is a chartered accountant and auditor and has been appointed director and auditor of a number of public bodies and companies. In 2003 he was appointed director of the Istituto Superiore per la previdenza e la sicurezza sul lavoro and of the Gestore del Mercato Elettrico SpA. In 2004, he was appointed director of Nucleco SpA. He is a professor of Environmental Economics at the University of Perugia.

Board Committees

Internal Control Committee: Marco Reboa - Chairman, Alberto Clô, Renzo Costi, Marco Pinto and Pierluigi Scibetta.

Compensation Committee: Mario Resca - Chairman, Renzo Costi, Marco Pinto and Pierluigi Scibetta.	International Oil Committee: Alberto Clô - Chairman, Renzo Costi, Dario Fruscio, Marco Reboa and Paolo Scaroni.

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ENI IN 2006 / DIRECTORS AND OFFICERS

Group Officers

Paolo Scaroni
Chief Executive Officer and General Manager
of the parent company
Marco Mangiagalli
Chief Financial Officer
Stefano Lucchini
Senior Vice President for Public Affairs and Communication
Massimo Mantovani
Senior Vice President for Legal Affairs
Rita Marino
Senior Vice President for Internal Audit
Leonardo Maugeri
Senior Vice President for Strategies and Development
Sergio Polito
Senior Vice President for Procurement
Salvatore Sardo
Senior Vice President for Human Resources & Business Services
Roberto Ulissi
Senior Vice President for Corporate Affairs and Governance
Raffaella Leone
Executive Assistant to the Chief Executive Officer

Eni Divisions Officers

EXPLORATION & PRODUCTION
Stefano Cao
General Manager
Guido Michelotti
Senior Vice President for the Kazakhstan project
Claudio Descalzi
Senior Vice President for Italy, Africa and Middle East
Gino Giannone
Senior Vice President for R&D
Sergio Palma
Senior Vice President for Reserves

F. Arisi Rota
Senior Vice President for Exploration
Umberto Vergine
Senior Vice President for North Sea, Americas, Australasia, Russia
Stephen Prendergast
Coordinator LNG Development Team

GAS & POWER
Domenico Dispenza
General Manager
Marco Alverà
Senior Vice President for Supply and Portfolio Development
Francesco Caria
Senior Vice President for Sales to Business Italy
Laura Cioli
Senior Vice President for Retail Sales
Camillo M. Gloria
Senior Vice President for Sales outside Italy
Marco Toletti
Manager for Sales to Wholesalers Italy

REFINING & MARKETING
Angelo Taraborrelli
General Manager
Alberto Alberti
Senior Vice President Refining
Angelo Fanelli
Senior Vice President Marketing

ENGINEERING & CONSTRUCTION
Pietro Franco Tali
Chairman
Hugh O’ Donnell
Chief Executive Officer
Angelo Caridi
Director of Saipem SpA and Chief Executive Officer of Snamprogetti SpA
Jacques Yves Léost
Director of Saipem SpA and Chairman of Saipem SA

Board of Statutory Auditors 1. Paolo Andrea Colombo - Chairman Statutory Auditors 2. Filippo Duodo 3. Edoardo Grisolia 4. Riccardo Perotta 5. Giorgio Silva	External Auditors PricewaterhouseCoopers SpA

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ENI IN 2006 / DIRECTORS AND OFFICERS

Remuneration Remuneration earned for 2006 by members of the Board of Directors, General Managers and other managers with strategic responsibilities is reported in the table below.	Remuneration earned by managers who held a position in 2006 for a fraction of the year is reported too.

(thousand euro)

Name	Position (1)	Emoluments for service at Eni SpA	Non-cash benefits	Bonuses and other incentives (2)	Salaries and other elements	Total
BOARD OF DIRECTORS

Roberto Poli		Chairman	765	15	415			1,195
Paolo Scaroni		CEO	430	62	834	(3)	1,014	2,340
Alberto Clô	Non-executive	Director	134		10			144
Renzo Costi	Non-executive	Director	130		10			140
Dario Fruscio	Non-executive	Director	124		10			134
Marco Pinto	Non-executive	Director	130		10			140
Mario Resca	Non-executive	Director	128		10			138
Marco Reboa	Non-executive	Director	134		10			144
Pierluigi Scibetta	Non-executive	Director	130		10			140

GENERAL MANAGERS

Stefano Cao	Exploration & Production	643	966		1,609
Domenico Dispenza	Gas & Power	386	669		1,055
Angelo Taraborrelli	Refining & Marketing	400	645		1,045

Other managers with strategic responsibilities (4)		1,932	7,846	(5)	9,778

(1)	The term of position ends with the General Shareholders' Meeting approving financial statements for the year ending December 31, 2007.
(2)	Based on performance achieved in 2005.
(3)	Amount accrued related to the period of duration of the task from June 1 to December 31, 2005.
(4)	Managers, who during the year, have been members of the Eni Steering Committee with the CEO and the General Managers of Eni divisions (nine managers).
(5)	Includes also indemnities paid upon termination of employment contract.

Follows a description of each element of remuneration:
  “Emoluments for service at Eni SpA” comprise fixed fees to non-executive and executive Directors for their office as Board member, the amount of which is set by shareholders. Fixed fees to the Chairman and the CEO for the powers delegated to them by the Board are also reported, the amount of which is set by the Board of Directors, based on proposals of the Compensation Committee and after consultation with the Board of Statutory Auditors. Furthermore, fixed fees to Directors attending the Committees formed by the Board of Directors are included this column;
  “Non-cash benefits” comprise amounts referring to all fringe benefits, including insurance policies;

  “Bonuses and other incentives” comprise: (i) the portion of fees linked to performance which was awarded in the year to Directors and the Chairman based on the performance of Eni share as compared with the performance of the seven largest international oil companies for market capitalization, taking account of the dividend paid; (ii) the portion of fees linked to performance which was awarded in the year to both the Chairman and the CEO in connection with the power delegated to them by the Board, based on the achievement of specific company objectives; and (iii) the portion of salaries linked to performance which was awarded in the year to the CEO, in his quality as employee of Eni, the General Managers of Eni’s divisions and other managers with strategic responsibilities based on the achievement of specific financial, operational and strategic targets and of individual performance goals pertaining to each business or functional unit;

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ENI IN 2006 / DIRECTORS AND OFFICERS

  “Salaries and other elements” report base salaries paid to the CEO, the General Mangers of Eni’s divisions and other managers with strategic responsibilities, and indemnities paid upon termination of the employment contract.

Long-term incentive schemes
In March 2006, the Board of Directors approved a new long-term incentive scheme for senior managers of Eni Group companies (excluding listed subsidiaries), as proposed by the Compensation Committee.
This new scheme is intended to motivate more effectively and retain managers, linking incentives to targets and performance achieved in a tighter way than previous incentives schemes. This new incentive scheme applies to the 2006-2008 three year period and is composed of a deferred bonus, linked to the achievement of certain business growth and operating efficiency goals, and stock option awards based on the achievement of certain targets of total shareholder return. This scheme has a structure intended to balance monetary and stock-based components of the remuneration, as well as to link economic and operating performance to share performance in the long term.

Deferred bonus
This leg of the long-term incentive scheme envisages a basic bonus paid after three years according to a variable amount equal to a percentage ranging from 0 to 170% of the amount established for the target performance in relation to the performances achieved in a three-year period as approved by the Board of Directors. Performances are measured in terms of achievement of annual EBITDA targets preset for the 2006-2008 period, as assessed by comparing actual results with set targets under a constant trading environment for each year.
The following table sets out the basic bonus awarded in the year 2006 to the CEO and to the General Managers of Eni’s Divisions, and the total amount awarded to other managers with strategic responsibilities.

(thousand euro)

NAME		DEFERRED BONUS AWARDED

Paolo Scaroni	CEO	787
Stefano Cao	General Manager of the E&P Division	468
Domenico Dispenza	General Manager of the G&P Division	328
Angelo Taraborrelli	General Manager of the R&M Division	307
Other managers with strategic responsibilities (1)		1,293

(1)	No. 6 managers.

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ENI IN 2006 / DIRECTORS AND OFFICERS

Stock option plan
Eni offers managers of Eni Group companies holding positions of significant responsibility for achieving profitability or strategic targets, the opportunity to acquire a shareholding in the company as an element of remuneration through the award of options for purchasing Eni’s treasury shares.
Differently from previous schemes, the 2006-2008 stock option plan introduced a performance condition upon which options can be exercised.
At the end of each vesting period with a three-year duration, the Board of Directors determines the number of exercisable options, in a percentage ranging from 0% to 100% of the total amount awarded for each year of the plan, depending on the performance of Eni shares measured in terms of Total Shareholders Return as compared to that achieved	by a panel of major international oil companies in terms of capitalization. On July 27, 2006, the Board of Directors approved: (i) the award pertaining to 2006 within the three-year period covered by the plan; (ii) its rule; and (iii) the criteria to be followed in the identification of eligible managers. Under this plan, 7,050,000 options were awarded pertaining to 2006 with a strike price equal to euro 23.119.

At December 31, 2006, a total of 15,290,400 options were outstanding for the purchase of an equal amount of ordinary shares nominal value euro 1 of Eni SpA, carrying an average strike price of euro 21.022.

The following is a summary of stock option activity for the years 2005 and 2006:

2005	2006

(euro)	Number of shares	Weighted average exercise price	Market price (a)	Number of shares	Weighted average exercise price	Market price (a)

Options as of January 1	11,789,00	15.111	18.461	13,379,600	17.705	23.460
New options granted	4,818,500	22.512	22.512	7,050,000	23.119	23.119
Options exercised in the period	(3,106,400)	15.364	22.485	(4,943,200)	15.111	23.511
Options cancelled in the period	(121,500)	16.530	23.100	(196,000)	19.119	23.797
Options outstanding as of December 31	13,379,600	17.705	23.460	15,290,400	21.022	25.520
of which exercisable at December 31	1,540,600	16.104	23.460	1,622,900	16.190	25.520

(a)	Market price relating to new rights assigned, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of assignment; (ii) the date of the recording in the securities account of the managers to whom the options have been assigned; (iii) the date of the unilateral termination of employment for rights cancelled). Market price of shares referring to options as of the beginning and the end of the year, is the price recorded at December 31.

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ENI IN 2006 / DIRECTORS AND OFFICERS

The fair value of stock options granted during the years ended December 31, 2005, and 2006 of euro 3.33 and euro 2.89 respectively, was calculated applying the Black-Scholes method.	The following table presents the amount of stock options awarded to Eni’s CEO, General Managers and other managers with strategic responsibilities.

CEO	General Manager E&P Division	General Manager G&P Division	General Manager R&M Division	Other managers with strategic responsibilities (1)
Paolo Scaroni	Stefano Cao	Domenico Dispenza (2)	Angelo Taraborrelli

Options outstanding at the beginning of the period:
- number of options		699,000		201,500	43,000	269,500	(3)	123,000	686,500
- average exercise price	(euro)	22.509		17.920	14.171	3.988		18.308	18.208
- average maturity in months		91		82	64	85		83	79
Options granted during the period:
- number of options		681,000	(4)	175,500	122,500	-		115,000	552,500
- average exercise price	(euro)	23.100		23.100	23.100	-		23.100	23.100
- average maturity in months		72		72	72	-		72	72
Options exercised at the end of the period:
- number of options		-		62,500	28,500	-		-	312,500
- average exercise price	(euro)	-		13.743	13.743	-		-	16.478
- average market price at date of exercise	(euro)	-		23.341	24.095	-		-	23.256
Options outstanding at the end of the period:
- number of options		1,380,000		314,500	137,000	269,500		238,000	926,500
- average exercise price	(euro)	22.801		21.641	22.244	3.988		20.624	21.709
- average maturity in months		73		70	65	73		68	69

(1)	No. 9 managers.
(2)	Appointed on January 1, 2006.
(3)	Options on Snam Rete Gas shares: assigned by the company to Domenico Dispenza who held the position of Chairman of Snam Rete Gas until December 23, 2005.
(4)	The assignment to the CEO has been integrated by a deferred bonus linked to the market performance of Eni shares, to be paid after a three year period and corresponding to 96,000 options with a strike price of euro 23.100 and a vesting period of three years.

Overall remuneration of key management personnel
On the whole, remuneration of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive	and non-executive directors, General Managers and other managers holding strategic responsibilities[1] amounted to euro 23 million for 2006. The break-down is as follows

(million euro)	2006
Fees and salaries	16
Post employment benefits	1
Other long-term benefits	3
Fair value stock grants/options	3
23

(1)	These managers together with the CEO and the General Managers are permanent members of Eni’s Steering Committee.

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ENI IN 2006 / INVESTORS INFORMATION

Investor Information

ANNUAL GENERAL MEETING
The 2007 Annual General Shareholders’ Meeting is convened on May 23-24, 2007, on first and second call respectively, in Rome at one of Eni’s headquarters, Via del Serafico, 89/91, at 10:00 am (CET).

A notice convening the meeting is published on April 14, 2007, on the Official Gazette of the Republic of Italy and can be found at eni.it>Press Room>Notice in newspaper.

Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in Eni ADRs register of JPMorgan Chase Bank, N.A. by May 4, 2007 will be entitled to participate in the Meeting or to exercise votes by mail, after having complied with the deposit and registration requirements. Beneficial Owners who have taken advantage of Proxy Vote or Vote by Mail options are entitled to assist at the Meeting upon written request to be made to JPMorgan Chase Bank, N.A., ADRs Depositary.

Eni SpA’s Corporate Secretary is available for any further information Shareholders may need at the toll-free number 800 940 924 (for calls from abroad Italy: 80011223456) or fax number + 39 0659822233.

The Notice and the documentation regarding the Shareholders’ Meeting will be available on www.eni.it and may be requested by e-mail at segreteriasocietaria.azionisti@eni.it or by calling the above-mentioned toll-free numbers.	DIVIDENDS
Eni announces dividends on its ordinary shares in terms of euro. In the Annual General Meeting, shareholders approve the dividend proposal made by the Board. For the fiscal year 2006, the Board proposed a dividend of euro 1.25 per share.
Eni paid an interim dividend for fiscal year 2006 amounting to euro 0.60 per share to shares on the register at the ex-dividend date (October 23, 2006). Following shareholders approval, the balance of euro 0.65 to the amount proposed by the Board is scheduled for June 21, 2007 (being the ex-dividend date June 18, 2007).
Holders of ADRs will receive euro 1.30 per ADR, payable on June 28, 2007 to ADR holders as of the June 20, 2007 record date.
Eni intends to continue paying interim dividends in the future.

Following Italian tax laws in force from January 1, 2004, dividends do not entitle to a tax credit and are either subject to a withholding tax or partially cumulated to the receiver’s taxable income, depending on the receiver fiscal status.
Holders of ADRs receive their dividends in US dollars. The rate of exchange used to determine the amount in dollars is equal to the official rate recorded on the date of dividend payment in Italy (June 21).
On ADR payment date, JPMorgan Chase Bank, N.A. pays the dividend less the amount of withholding tax under Italian law (currently 27%) to all Depository Trust Company Participants, representing payment of Eni SpA’s gross dividend.
Under a convention between the United States of America and Italy for the Avoidance of Double Taxation (“Treaty”), US residents who hold less than 10% of the Company, as defined in the Treaty, can effectively reduce the tax liability on dividends, from 27% to 15%. By submitting to JPMorgan Chase Bank, NA (“JPMorgan”) certain required documents with respect to each dividend payment, US holders of ADRs will enable the Italian Depositary bank and JPMorgan as ADR Depositary to pay the dividend at the reduced withholding tax rate of 15%.
US shareholders can obtain relevant documents as well as a complete instruction packet to benefit from this tax relief by contacting Eni’s Corporate Secretary or JPMorgan - Globe Tax Services at 1-800-929-5484.

Contents

ENI IN 2006 / INVESTORS INFORMATION

1. Annual Report 2006 (www.eni.it/Investor Relations>Reports) a comprehensive report on Eni’s activities and results for the year.
2. Fact Book 2006 (www.eni.it/Investor Relations>Reports), a report on Eni’s businesses, strategies, objectives and development projects.
3. Sustainability Report 2006 (www.eni.it/Sustainability>Eni’s Documents) provides readers with a thorough presentation of Eni’s commitment to the global sustainability issue. It describes the main interactions of Eni’s activities on human resources, the environment, communities and the territory, focusing on improvement targets and results achieved.
4. The World Oil and Gas Review (www.eni.it/Publications>Economic and Energy Analyses) provides economic and energy historical series of the World Energy and Economic Atlas. Readers can use and aggregate individual statistics. The review is available in both full and abridged versions, and downloadable as a pdf file. Requests for printed copies should be made to: worldoil&gasreview@eni.it
5. Code of Practice (www.eni.it/Publications>Corporate Responsibility). Information regarding Eni’s Corporate Governance guidelines as well as Eni’s By-laws and charts of the Board’s Committees can be found in www.eni.it/The Company>Corporate Governance.
These and other Eni publications are available on Eni’s internet site www.eni.it, in the section Documents Download. Shareholders may receive a hard copy of Eni’s publications, free of charge, by filling in the request form found in the section Documents Download or through an email request addressed to segreteriasocietaria.azionisti@eni.it or to investor.relations@eni.it.
Any other information relevant to shareholders and investors can be found at Eni’s website under the “Investor Relations” section.

FINANCIAL CALENDAR The dates of the Board of Directors’ Meetings to be held during 2007 in order to approve/review the Company’s financial accounts are the following:
  Report on the first quarter of 2007
  Report on the second quarter of 2007
  Report on the first half 2007 and proposal of interim dividend for the financial year 2007
  Report on the third quarter of 2007
  Report on the fourth quarter of 2007, Preliminary results for the year 2007 and Dividend proposal for the financial year 2007
May 10, 2007 July 25, 2007 September 20, 2007 November 8, 2007 February 2008
Related press releases are normally issued on the following day the event.

Contents

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock:
euro 4,005,358,876 fully paid
Tax identification number 00484960588
Branches:
San Donato Milanese (MI) - Via Emilia, 1
San Donato Milanese (MI) - Piazza Ezio Vanoni, 1

CONTACTS
E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel. +39-0252051651 - Fax +39-0252031929

Eni Press Office
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel.: 212 648 3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel.: 617 575 4328

Design: Apr - Rome - Italy
Cover: Grafica Internazionale - Rome - Italy
Layout and supervision: Korus Srl - Rome - Italy
Printing: Marchesi Grafiche Editoriali - Rome - Italy
Printed on environmental frindly paper: Fedrigoni Symbol
Freelife Satin and Freelife Vellum

Contents

Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Rome
Tel +39.0659821 • Fax +39.0659822141
www.eni.it

00008

Contents

Report on the first quarter
of 2007

Contents

	1	Statistic recap
	2	Basis of presentation
Financial review	3	Profit and loss account and divisional highlights
	5	Analysis of profit and loss account items
	11	Summarized group balance sheet
	16	Summarized cash flow statement and change in net borrowings
	17	Capital expenditure
	20	Post closing events
	22	Outlook for 2007
Operating results by division	23	Exploration & Production
	25	Gas & Power
	29	Refining & Marketing
	31	Petrochemicals
	32	Engineering & Construction
Non-GAAP measures	34	Reconciliation of reported operating profit and net profit to results on an adjusted basis

Contents

ENI REPORT ON THE FIRST QUARTER OF 2007

STATISTIC RECAP

Summary financial data
Fourth Quarter	(million euro)	First Quarter

2006	2006	2007	Change	% Ch.

21,416	Net sales from operations	23,584	21,913	(1,671)	(7.1)
3,957	Operating profit	5,595	5,105	(490)	(8.8)
4,776	Adjusted operating profit (a)	5,533	5,253	(280)	(5.1)
1,520	Net profit (b)	2,974	2,588	(386)	(13.0)
0.41	- per ordinary share (euro) (c)	0.80	0.70	(0.10)	(12.5)
1.06	- per ADR ($) (b) (c)	1.92	1.83	(0.09)	(4.7)
2,355	Adjusted net profit (a) (b)	2,954	2,680	(274)	(9.3)
0.64	- per ordinary share (euro) (b)	0.79	0.73	(0.06)	(7.6)
1.65	per ADR ($) (b) (c)	1.90	1.91	0.01	0.5
1,778	Net cash provided by operating activities	5,863	5,563	(300)	(5.1)
2,944	Capital expenditure	1,340	2,013	673	50.2

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see page 34.
(b)	Profit attributable to Eni shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Key market indicators
Fourth Quarter	First Quarter

2006	2006	2007	Change	% Ch.

59.68	Average price of Brent dated crude oil (a)	61.75	57.75	(4.00)	(6.5)
1.290	Average EUR/USD exchange rate (b)	1.202	1.310	0.108	9.0
46.26	Average price in euro of Brent dated crude oil	51.37	44.08	(7.29)	(14.2)
2.18	Average European refining margin (c)	2.95	3.06	0.11	3.7
1.69	Average European refining margin in euro	2.45	2.34	(0.11)	(4.5)
3.6	Euribor - three month rate (%)	2.6	3.8	1.2	46.2
5.3	Libor - three month dollar rate (%)	4.7	5.3	0.6	12.8

(1)	In USD per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Summary operating data
Fourth Quarter	First Quarter

2006	2006	2007	Change	% Ch.

1,796	Production of hydrocarbons (a)	(kboe/d)	1,827	1,734	(93)	(5.1)
1,079	Liquids	(kbbl/d)	1,143	1,030	(113)	(9.9)
4,132	Natural gas (a)	(mmcf/d)	3,920	4,061	141	3.6
26.93	Worldwide gas sales	(bcm)	31.20	28.14	(3.06)	(9.8)
1.06	of which: upstream sales in Europe		1.12	1.07	(0.05)	(4.5)
7.79	Electricity sold	(TWh)	7.73	7.61	(0.12)	(1.6)
3.13	Retail sales of refined products in Europe	(mmtonnes)	2.93	2.88	(0.05)	(1.7)
1,323	Petrochemical product sales	(ktonnes)	1,411	1,417	6	0.4

(1)	Includes own consumption of natural gas (51 kboe/d in the first quarter of 2007, 48 kboe/d in the first quarter of 2006 and 50 kboe/d in the fourth quarter of 2006).

Contents

ENI REPORT ON THE FIRST QUARTER OF 2007

BASIS OF PRESENTATION
Eni’s accounts at March 30, 2007, unaudited, have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) in its regulation for companies listed on the Italian Stock Exchange.
Financial information relating to the profit and loss account are presented for the first quarter of 2007 and for the first and fourth quarter of 2006. Financial information relating to balance sheet data are presented at March 31, 2007, March 31, 2006 and December 31, 2006. Tables are comparable with those of 2006 financial statements and first half report.
Eni’s accounts at March 31, 2007 have been prepared in accordance with the evaluation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.
Non-GAAP financial measures disclosed throughout this report are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by recommendation CESR/05-178b.	Disclaimer
This report contains certain forward-looking statements, in particular in the Outlook section those regarding capital expenditure, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply, demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first quarter of the year cannot be extrapolated for the full year.

Contents

ENI REPORT ON THE FIRST QUARTER OF 2007

Financial review

PROFIT AND LOSS ACCOUNT AND DIVISIONAL HIGHLIGHTS

Fourth Quarter	(million euro)	First Quarter

2006	2006	2007	Change	% Ch.
21,416	Net sales from operations	23,584	21,913	(1,671)	(7.1)
302	Other income and revenues	209	281	72	34.4
(15,874)	Operating expenses	(16,739)	(15,462)	1,277	7.6
(182)	of which non-recurring items
(1,887)	Depreciation, amortization and impairments	(1,459)	(1,627)	(168)	(11.5)
3,957	Operating profit	5,595	5,105	(490)	(8.8)
52	Net financial income (expense)	42	(133)	(175)	..
157	Net income from investments	240	202	(38)	(15.8)
4,166	Profit before income taxes	5,877	5,174	(703)	(12.0)
(2,468)	Income taxes	(2,747)	(2,431)	316	11.5
59.2	Tax rate (%)	46.7	47.0	0.3
1,698	Net profit	3,130	2,743	(387)	(12.4)
	pertaining to:
1,520	- Eni	2,974	2,588	(386)	(13.0)
178	- minority interest	156	155	(1)	(0.6)

Eni’s net profit for the first quarter of 2007 was euro 2,588 million, down euro 386 million from the first quarter of 2006, or 13.0%, due essentially to a lower operating performance (down euro 490 million, or 8.8%) as result of a decline in the Exploration & Production division, partially offset by a	positive performance delivered by Eni‘s downstream and the Engineering & Construction businesses. This reduction in net profit was also due to higher net financial expenses mainly owing to losses on the fair value evaluation of certain financial derivative instruments.

Fourth Quarter	(million euro)	First Quarter

2006	2006	2007	Change	% Ch.
1,520	Net profit pertaining to Eni	2,974	2,588	(386)	(13.0)
213	Exclusion of inventory holding (gain) loss	(59)	97	156
622	Exclusion of special items:	39	(5)	(44)
	of which:
184	- non-recurring items
438	- other special items	39	(5)	(44)
2,355	Eni's adjusted net profit (a)	2,954	2,680	(274)	(9.3)

(a)	For a definition and reconciliation of reported operating profit and reported net profit to adjusted results, which exclude inventory holding gains/losses and special items, “Reconciliation of reported operating profit and net profit to results on an adjusted basis” page 34.

Eni’s adjusted net profit amounted to euro 2,680 million, down 9.3% from the first quarter 2006. Adjusted net profit is arrived at by excluding an inventory holding loss of euro 97 million and special income of euro 5 million net.

Special charges concerned essentially environmental charges and employee redundancy incentives, offset by a gain from the settlement reached by Syndial and Dow	Chemical on some contractual issues pending between the two companies.

Return on Average Capital Employed (ROACE) calculated on an adjusted basis for the twelve-month period ending March 31, 2007 was 22.7% (21.8% for the twelve-month period ending March 31, 2006).

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The trading environment was affected by lower oil prices with Brent crude prices averaging $57.75 per barrel, down 6.5% compared to the first quarter of 2006, and the appreciation of the euro over the dollar (up 9.0%). These negatives were partially offset by: (i) favorable trends in	energy and exchange rate parameters used in determining purchase and selling prices of natural gas; (ii) an increase in refining margins on the Brent crude marker (up 3.7%), and (iii) higher sales margins on petrochemical products.

The following table sets forth adjusted net profit1 by division:

Fourth Quarter	(million euro)	First Quarter

2006	2006	2007	Change	% Ch.
1,304	Exploration & Production	2,095	1,409	(686)	(32.7)
873	Gas & Power	879	1,159	280	31.9
115	Refining & Marketing	86	113	27	31.4
141	Petrochemical	16	79	63	393.8
131	Engineering & Construction	87	145	58	66.7
(85)	Other activities	(58)	(50)	8	(13.8)
57	Corporate and financial companies	6	(86)	(92)	..
(3)	Impact of unrealized profit in inventory (a)	(1)	66	67	..
2,533		3,110	2,835	(275)	(8.8)
	of which:
178	Net profit of minorities	156	155	1	(0.6)
2,355	Eni's adjusted net profit	2,954	2,680	(274)	(9.3)

(a)	Unrealized profit in inventory concerned intra-group sales of goods and services recorded at period end in the equity of the purchasing business segment.

The decline in the Group adjusted net profit was owed to the reduction of adjusted net profit registered in the Exploration & Production division (down euro 686 million or 32.7%), due to a weaker operating performance (down euro 1,119 million or 26.3%) which was adversely impacted by the appreciation of the euro over the dollar (up 9.0%), a decline in production sold (down 9.5 mmboe/d), lower oil realizations in dollars (oil down 3.3%), and higher exploration expenses.

The decline in the adjusted net profit of the Exploration & Production division was partly offset by a higher adjusted net profit reported in the divisions:
- Gas & Power (up euro 280 million or 31.9%), as a result of an improved operating performance (up euro 480 million or 40%) reflecting higher natural gas selling margins supported mainly by a favorable trading environment, relating in particular to trends in the euro vs dollar exchange rate. This divisional performance	benefited also from a positive evolution of the regulatory framework in Italy. These positives were partly offset by lower natural gas sales (down 2.87 bcm or 10.4%) hurt by lower European gas demand due to the unusually mild weather conditions registered in the first quarter 2007;
- Refining & Marketing (up euro 27 million or 31.4%), reflecting an improved refining performance boosted by higher processed volumes and better yields also in light of lower maintenance shutdowns;
- Petrochemical (up euro 63 million, or 393.8%), due to an improved operating performance (up euro 99 million) reflecting a recovery in product selling margins;
- Engineering & Construction (up euro 58 million, or 66.7%) reflecting an improved operating performance (up euro 98 million) against the backdrop of favorable demand trends in oilfield services.

(1)	For a definition and reconciliation of reported operating profit and reported net profit to adjusted results, which exclude inventory holding gains/losses and special items, “Reconciliation of reported operating profit and net profit to results on an adjusted basis” page 32.

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ENI REPORT ON THE FIRST QUARTER OF 2007

ANALYSIS OF PROFIT AND LOSS ACCOUNT ITEMS

Net sales from operations

Fourth Quarter	(million euro)	First Quarter

2006	2006	2007	Change	% Ch.
6,152	Exploration & Production	7,412	6,361	(1,051)	(14.2)
8,170	Gas & Power	9,134	8,543	(591)	(6.5)
8,579	Refining & Marketing	9,280	7,943	(1,337)	(14.4)
1,740	Petrochemical	1,728	1,674	(54)	(3.1)
1,969	Engineering & Construction	1,310	1,962	652	49.8
161	Other activities	214	57	(157)	(73.4)
345	Corporate and financial companies	307	282	(25)	(8.1)
(5,700)	Consolidation adjustment	(5,801)	(4,909)	892
21,416		23,584	21,913	(1,671)	(7.1)

Eni’s net sales from operations (revenues) for the first quarter of 2007 (euro 21,913 million) were down euro 1,671 million, a 7.1% decline from the first quarter of 2006, primarily reflecting the impact of the appreciation of the euro versus the dollar (up 9%) and the decline in oil prices, as well as sold production of hydrocarbons and natural gas sales. These negative factors were offset in part by higher activity levels in the Engineering & Construction segment and higher gas prices.

Revenues generated by the Exploration & Production segment (euro 6,361 million) declined by euro 1,051 million, down 14.2%, essentially due to the impact of the appreciation of the euro versus the dollar and the decline in oil realizations in dollars (down 3.3%) and lower hydrocarbon production sold (down 9.5 million boe). These factors were offset in part by higher gas prices (up 1.3%).

Revenues generated by the Gas & Power segment (euro 8,543 million) declined by euro 591 million, down 6.5%, essentially due to lower natural gas volumes sold by consolidated subsidiaries (down 2.87 billion cubic meters or 10.4%) and lower volumes transported and distributed as a consequence of an unusually mild winter.	These negative factors were offset in part by increased natural gas prices, related in particular to trends of energy parameters to which gas prices are contractually indexed.

Revenues generated by the Refining & Marketing segment (euro 7,943 million) declined by euro 1,337 million, down 14.4%, essentially due to lower international prices for oil and refined products and the effect of the appreciation of the euro over the dollar. An additional negative factor was the decline in volumes marketed on retail and wholesale markets in Italy (down 410 ktonnes, or 8%) related to the competitive pressure and a mild winter that reduced the demand for heating oil.

Revenues generated by the Petrochemical segment (euro 1,674 million) were substantially stable from the first quarter of 2006.

Net sales from operations generated by the Engineering & Construction segment (euro 1,962 million) increased by euro 652 million, up 49.8%, due to increased activity levels in the Offshore and Onshore construction business.

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ENI REPORT ON THE FIRST QUARTER OF 2007

Revenues by geographic area

(million euro)	First quarter

2006	2007	Change	% Ch.
Italy	11,118	9,711	(1,407)	(12.7)
Rest of European Union	5,528	5,146	(382)	(6.9)
Rest of Europe	2,118	1,808	(310)	(14.6)
Americas	1,479	1,326	(153)	(10.3)
Asia	1,339	1,678	339	25.3
Africa	1,768	2,048	280	15.8
Other areas	234	196	(38)	(16.2)
Total outside Italy	12,466	12,202	(264)	(2.1)
	23,584	21,913	(1,671)	(7.1)

Operating expenses

Fourth Quarter	(million euro)	First Quarter

2006	2006	2007	Change	% Ch.
14,897	Purchases, services and other	15,912	14,584	(1,328)	(8.3)
	of which:
184	- non-recurring items
115	- other special items	5	17	12
977	Payroll and related costs	827	878	51	6.2
	of which:
101	- provision for redundancy incentives	24	10	(14)
15,874		16,739	15,462	(1,277)	(7.6)

Operating expenses for the first quarter of 2007 (euro 15,462 million) declined by euro 1,277 million from the first quarter of 2006, down 7.6%, essentially due to: (i) lower prices for oil-based and petrochemical feedstocks and for natural gas reflecting an appreciation of the euro versus the dollar; (ii) lower supplies of natural gas in line with lower sales and the fact that in the first quarter of 2006 higher gas supplies costs were recorded due to a climatic emergency; (iii) lower costs for refinery maintenance activity.	Labor costs (euro 878 million) increased by euro 51 million, up 6.2%, due mainly to an increase in unit labor cost in Italy and outside Italy and an increase in the average number of employees outside Italy in the Engineering & Construction segment related to higher activity levels.

Employees

(units)	Dec. 31, 2006	Mar. 31, 2007	Change	% Ch.
Exploration & Production	8,336	8,432	96	1.2
Gas & Power	12,074	11,957	(117)	(1.0)
Refining & Marketing	9,437	9,384	(53)	(0.6)
Petrochemical	6,025	6,876	851	14.1
Engineering & Construction	30,902	31,661	759	2.5
Other activities	2,219	1,447	(772)	(34.8)
Corporate and financial companies	4,579	4,775	196	4.3
	73,572	74,532	960	1.3

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As of March 31, 2007, employees were 74,532, with an increase of 960 employees from December 31, 2006, up 1.3%.
Employees in Italy were 39,878. The 113 employee increase was related mainly to the positive balance of hiring and dismissals (79 employees) related to changes in consolidation.	In the first quarter of 2007 a total of 540 employees were hired, of these 375 on open-end contracts and 461 employees were dismissed (of these 281 employees on open-end contracts).
Outside Italy employees were 34,654, with a 847 employee increase mainly concerning fixed-term workers in the Engineering & Construction segment.

Depreciation, amortization and impairments

Fourth Quarter	(million euro)	First Quarter

2006	2006	2007	Change	% Ch.
1,418	Exploration & Production	1,095	1,240	145	13.2
185	Gas & Power	162	166	4	2.5
101	Refining & Marketing	110	108	(2)	(1.8)
33	Petrochemical	31	31
56	Engineering & Construction	38	63	25	65.8
2	Other activities	2	1	(1)	(50.0)
21	Corporate and financial companies	19	16	(3)	(15.8)
(7)	Impact of unrealized profit in inventory	(1)	(1)
1,809	Total depreciation and amortization	1,456	1,624	168	11.5
78	Impairments	3	3
1,887		1,459	1,627	168	11.5

Depreciation and amortization charges (euro 1,624 million) increased by euro 168 million, up 11.5%, mainly in the Exploration & Production segment (euro 145 million) related to higher exploration costs and higher amortization	charges for site restoration and abandonment costs related to a revision of cost estimates carried out when closing 2006 accounts.

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Operating profit

Fourth Quarter	(million euro)	First Quarter

2006	2006	2007	Change	% Ch.
3,957	Operating profit	5,595	5,105	(490)	(8.8)
341	Exclusion of inventory holding (gains) losses	(94)	155	249
478	Exclusion of special items:	32	(7)	(39)
	of which:
184	- non-recurring items
294	- other special items	32	(7)	(39)
4,776	Adjusted operating profit	5,533	5,253	(280)	(5.1)
	Break down by division:
3,195	Exploration & Production	4,251	3,132	(1,119)	(26.3)
1,269	Gas & Power	1,203	1,683	480	39.9
148	Refining & Marketing	89	120	31	34.8
154	Petrochemical	23	122	99	430.4
152	Engineering & Construction	78	176	98	125.6
(77)	Other activities	(63)	(50)	13	20.6
(53)	Corporate and financial companies	(46)	(35)	11	23.9
(12)	Effect of unrealized profit in inventory	(2)	105	107	..
4,776		5,533	5,253	(280)	(5.1)

Adjusted operating profit was euro 5,523 million, down 5.1% from a year ago. Adjusted net profit is arrived at by excluding an inventory holding loss of euro 155 million and special income of euro 7 million net. The main factors affecting this decline were the operating performance of the Exploration & Production division (down euro 1,119 million from the first quarter 2006, or 26.3%), due primarily to the 9% appreciation of the euro versus the dollar, lower production sold (down 9.5 mmboe), lower oil realizations in dollars (down 3.3%) and higher expenses incurred in connection with exploratory activity.
These declines were partly offset by an increase in adjusted operating profit in the following segments:
(i) Gas & Power (up euro 480 million or 39.9%), reflecting primarily increased natural gas selling margins mainly owing to a favorable trading environment, relating in particular to trends in the euro vs dollar exchange rate.	A favorable evolution of the regulatory framework in Italy also supported operating profit. These positives were partly offset by a decline in natural gas sales (down 2.87 bcm, or 10.4%) due to lower European gas demand as a consequence of the unusually mild weather conditions of the first quarter 2007, partly offset by a growth in sales in certain target markets in the rest of Europe; (ii) Petrochemical (up euro 99 million or 430.4%) related to an increase in selling margins; (iii) Engineering & Construction (up euro 98 million or 125.6%) due to a positive trend in the market for oilfield services; (iv) Refining & Marketing (up euro 31 million or 34.8%) reflecting primarily a better operating performance delivered by the refining activity, which was boosted by higher processed volumes and better yields also in light of lower maintenance shutdowns.

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Net financial expense
In the first quarter of 2007 net financial expense (euro 133 million) increased by euro 175 million from the first quarter of 2006. This increase was due to: (i) losses recognized on the fair value evaluation of certain financial derivatives instruments recorded in the profit and loss account instead of being recognized in connection with related assets, liabilities and commitments because these instruments do not meet the formal criteria to	lbe assessed as hedge under IFRS, including the time value component of certain cash flow hedges Eni entered into to hedge risk on commodities in the quarter (see comment to net working capital below); (ii) the impact of higher interest rates on euro (Euribor up 1.2 percentage points) and dollar loans (Libor up 0.6 percentage points), offset in part by a decline in average net borrowings.

Net income from investments

First Quarter 2007	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Group
Effect of the application of the equity method of accounting	9	114	36	26	185
Dividends	3	1	15		19
Other income (losses) from investments	(2)				(2)
	10	115	51	26	202

Net income from investments in the first quarter of 2007 amounted to euro 202 million and concerned essentially: (i) Eni’s share of income of affiliates accounted for with the equity method of accounting (euro 185 million), in particular in the Gas & Power, Refining & Marketing and	Engineering & Construction division; (ii) dividends received by affiliates accounted for at cost (euro 19 million). The comparison with the first quarter 2006 data is shown in the table below:

Fourth Quarter	(million euro)	First Quarter

2006	2006	2007	Change

164	Effect of the application of the equity method of accounting	187	185	(2)
4	Dividends	27	19	(8)
(3)	Net gains on disposal	18		(1)
(8)	Other income (losses) from investments	8	(2)	(1)
157		240	202	(38)

The euro 38 million decrease in net income from investments was due essentially to lower results reported by	certain affiliates engaged in natural gas distribution in Italy, due to mild weather conditions.

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Income taxes

Fourth Quarter	(million euro)	First Quarter

2006	2006	2007	Change

	Profit before income taxes
1,105	Italy	1,903	2,007	104
3,061	Outside Italy	3,974	3,167	(807)
4,166		5,877	5,174	(703)
	Income taxes
480	Italy	729	792	63
1,988	Outside Italy	2,018	1,639	(379)
2,468		2,747	2,431	(316)
	Tax rate (%)
43.4	Italy	38.3	39.5	1.2
64.9	Outside Italy	50.8	51.8	1.0
59.2		46.7	47.0	0.3

Income taxes were euro 2,431 million, down euro 316 million, or 11.5%, due primarily to lower income before taxes (down euro 703 million). The 47% Group tax rate is substantially in line with that of the first quarter of 2006.
Adjusted tax rate, obtained from the ratio of taxes and profit before taxes net of inventory holding gains (losses) and special charges was 46.7% (46.5% in the first quarter of 2006).	Minority interests Minority interests were euro 155 million and concerned primarily Snam Rete Gas SpA (euro 69 million) and Saipem (euro 78 million).

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SUMMARIZED GROUP BALANCE SHEET

Summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing.
Management believes that this summarized group balance sheet is useful information in assisting investors to	assess Eni's capital structure and to analyze its sources of funds and investments in fixed assets and working capital.
Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders' equity (leverage) intended to evaluate whether Eni's financing structure is sound and well-balanced.

Summarized group balance sheet (a)
(million euro)	Dec. 31, 2006	Mar. 31, 2007	Change

Fixed assets
Property, plant and equipment, net	44,312	44,435	123
Other tangible assets	629	622	(7)
Inventories - compulsory stock	1,827	1,711	(116)
Intangible assets, net	3,753	3,885	132
Investments, net	4,246	4,373	127
Accounts receivable financing and securities related to operations	557	515	(42)
Net accounts payable in relation to capital expenditure	(1,090)	(897)	193
	54,234	54,644	410
Net working capital
Inventories	4,752	4,888	136
Trade accounts receivable	15,230	15,006	(224)
Trade accounts payable	(10,528)	(9,692)	836
Taxes payable and reserve for net deferred income tax liabilities	(5,396)	(7,306)	(1,910)
Reserve for contingencies	(8,614)	(8,335)	279
Other operating assets and liabilities (b)	641	(1,230)	(589)
	(5,197)	(6,669)	(1,472)
Employee termination indemnities and other benefits	(1,071)	(1,032)	39
Capital employed, net	47,966	46,943	(1,023)
Shareholders' equity including minority interests	41,199	43,091	1,892
Net borrowings	6,767	3,852	(2,915)
Total liabilities and shareholders' equity	47,966	46,943	(1,023)

(a)	For a reconciliation with the corresponding statutory tables see Eni’s 2006 Annual Report, “Reconciliation of Summarized Group Balance Sheet to statutory schemes” pages 77-78.
(b)	Include operating financing receivables and securities related to operations for euro 220 million (euro 249 million at December 31, 2006) and securities covering technical reserves of Eni’s insurance activities for euro 451 million (euro 417 million at December 31, 2006).

The appreciation of the euro over other currencies, in particular the dollar (at March 31, 2007 the EUR/USD exchange rate was 1.332 as compared to 1.317 at December 31, 2006, up 1.1%) determined with respect to year-end 2006 an estimated decrease in the book value of net capital employed of approximately euro 300 million, in net equity of approximately euro 250 million	and in net borrowings of approximately euro 50 million as a result of currency conversions at March 31, 2007.

At March 31, 2007, net capital employed totalled euro 46,943 million, representing a decrease of euro 1,023 million from December 31, 2006.

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Fixed assets totalled euro 54,644 million, representing an increase of euro 410 million from December 31, 2006 (euro 54,234 million). Capital expenditure for the period (euro 2,013 million) was offset in part by provisions for depreciation, amortization and impairments (euro 1,627 million) and the effect of the appreciation of the euro over the dollar in the translation of financial statements of subsidiaries operating with currencies other than the euro.

Other assets included, for a book value of $829 million (corresponding to euro 622 million at the March 31, 2007 EUR/USD exchange rate), the assets related to the service contract for oil activities in the Dación area of the Venezuelan branch of Eni's subsidiary Eni Dación BV. With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same date, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. On November 2006, based on the bilateral investments treaty in place between the Netherlands and Venezuela (the “Treaty”), Eni commenced a proceeding before an International Centre for Settlement of Investment Disputes (ICSID) Tribunal (i.e., a tribunal acting under the auspices of the ICSID Convention and being competent pursuant to the Treaty) to claim its rights. Despite this action, Eni is still ready to negotiate a solution with PDVSA to obtain a fair compensation for its assets. Based on the opinion of its legal consultants, Eni believes to be entitled to a compensation for such expropriation in an amount equal to the market value of the OSA before the expropriation took place. The market value of the OSA depends upon its expected profits. In accordance with established international practice, Eni has calculated the OSA’s market value using the discounted cash flow method, based on Eni’s interest in the expected future hydrocarbon production and associated capital expenditures and operating costs, and applying to the projected cash flow a discount rate reflecting Eni’s cost of capital as well as the specific risk of concerned activities. Independent evaluations carried out by a primary petroleum consulting firm fully support Eni’s internal evaluation. The estimated net present value of Eni’s interest in the Dación	field, as calculated by Eni, is higher than the net book value of the Dación assets which consequently have not been impaired. In accordance with the ICSID Convention, a judgement by the ICSID Tribunal awarding compensation to Eni would be binding upon the parties and immediately enforceable as if it were a final judgement of a court of each of the States that have ratified the ICSID Convention. The ICSID Convention was ratified in 143 States. Accordingly, if Venezuela fails to comply with the award and to pay the compensation, Eni could take steps to enforce the award against commercial assets of the Venezuelan Government almost anywhere those may be located (subject to national law provisions on sovereign immunity).

At March 31, 2007, net working capital totalled euro 6,669 million, representing a decrease of euro 1,472 million from December 31, 2006 mainly due to: (i) higher taxes payable and an increase in reserves for taxation related to taxes due for the period and the fact that excise taxes on oil products marketed in Italy in the first 15 days of December are settled within the end of this month, instead of being paid in the following month as in the rest of the year; (ii) the increase in Other operating liabilities related to a euro 575 million loss recognized on the fair value evaluation of certain financial derivative instruments. The Group entered into such transactions in order to hedge cash flow expected in the 2008-2011 period from the sale of approximately 2% of Eni’s proved hydrocarbon reserves as of 2006 year-end in connection with its purchase of proved and unproved property onshore in Congo (from the French company Maurel & Prom) and in the Gulf of Mexico (from the US company Dominion) finalized in February and April 2007, respectively. In light of this, Eni put in place certain forward sale contracts at a fixed price and call and put options with the same date of exercise. These options can be exercised in presence of crude oil market prices higher or lower compared with contractual prices. This treatment does not apply to the time value component arising from market price fluctuations within the range provided by these call and put options which is recognized in the profit and loss account under the item net financial expenses because the hedging relationship is ineffective.
The share of the Exploration & Production, Gas & Power and Refining & Marketing divisions on net capital employed was 89% (90% at December 31, 2006).

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Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as the ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average capital invested is	obtained by deducting inventory holding gains or losses for the period, net of the related tax effect.
ROACE by business segment is determined as the ratio between adjusted net profit and net average capital invested pertaining to each business segment, adjusting net capital invested as of period-end by net inventory gains or losses (net of the related tax effect based on each business segment specific tax rate).

Calculated on a 12-month period ending on (million euro)	Exploration &	Gas &	Refining &	Group
March 31, 2007	Production	Power	Marketing

Adjusted net profit	6,593	3,142	656	10,743
Exclusion of after-tax finance expenses/interest income				50
Adjusted net profit unlevered	6,593	3,142	656	10,793
Capital employed, net
- at the beginning of period	19,702	17,656	5,556	47,843
- at the end of period	17,143	18,985	5,830	47,132
Average capital employed, net	18,423	18,321	5,693	47,488
ROACE adjusted (%)	35.8	17.2	11.5	22.7

Calculated on a 12-month period ending on (million euro)	Exploration &	Gas &	Refining &	Group
March 31, 2006	Production	Power	Marketing

Adjusted net profit	6,931	2,427	908	10,303
Exclusion of after-tax finance expenses/interest income				(80)
Adjusted net profit unlevered	6,931	2,427	908	10,223
Capital employed, net
- at the beginning of period	18,708	18,283	4,247	46,623
- at the end of period	19,702	17,590	4,950	47,147
Average capital employed, net	19,205	17,937	4,599	46,885
ROACE adjusted (%)	36.1	13.5	19.7	21.8

Calculated on a 12-month period ending on (million euro)	Exploration &	Gas &	Refining &	Group
December 31, 2006	Production	Power	Marketing

Adjusted net profit	7,279	2,862	629	11,018
Exclusion of after-tax finance expenses/interest income				46
Adjusted net profit unlevered	7,279	2,862	629	11,064
Capital employed, net
- at the beginning of period	20,206	18,978	5,993	49,692
- at the end of period	18,590	18,864	5,766	47,999
Average capital employed, net	19,398	18,921	5,880	48,846
ROACE adjusted (%)	37.5	15.1	10.7	22.7

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ENI REPORT ON THE FIRST QUARTER OF 2007

Net borrowings and leverage

Leverage is a measure of a company's level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders' equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance	sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)	Dec. 31, 2006	Mar. 31, 2007	Change

Total debt	11,699	16,470	4,771
- Short-term debt	4,290	9,670	5,380
- Long-term debt	7,409	6,800	(609)
Cash and cash equivalents	(3,985)	(6,670)	(2,738)
Securities not related to operations	(552)	(270)	282
Non-operating financing receivables	(395)	(5,625)	(5,230)
Net borrowings	6,767	3,852	(2,915)
Shareholders' equity including minority interest	41,199	43,091	1,892
Leverage	0.16	0.09	(0.07)

Net borrowings at March 31, 2007 were euro 3,852 million, representing a decrease of euro 2,915 million from December 31, 2006 due mainly to cash inflow generated by operating activities (euro 5,563 million).
Total debt amounted to euro 16,470 million, of which euro 9,670 million were short-term (including the portion of long-term debt due within 12 months for euro 870 million) and euro 6,800 million were long-term. Short-term finance debt increased by euro 5,380 million compared with December 31, 2006. This increase was due to the need to collect the necessary funds to participate in a bid to	purchase ex-Yukos gas assets (see “Post closing events”). Eni made recourse to undrawn borrowing facilities. These funds were placed in escrow resulting in a corresponding increase of non-operating receivables financing, with a neutral impact on net borrowings as of the end of the period.

At March 31, 2007, leverage – ratio between net borrowings and shareholders' equity – was 0.09, compared with 0.16 at December 31, 2006.

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ENI REPORT ON THE FIRST QUARTER OF 2007

Changes in shareholders' equity

(million euro)
Shareholders' equity at December 31, 2006		41,199
Net profit	2,743
Reserve for cash flow hedges	(301)
Shares repurchased	(203)
Issue of ordinary share capital for employee share incentive schemes	8
Dividends paid by consolidated subsidiaries to shareholders	(3)
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas/Saipem)	(140)
Exchange differences from translation of financial statements denominated in currencies other than the euro	(223)
Other changes	11
Total changes		1,892
Shareholders' equity at March 31, 2007		43,091

Shareholders’ equity at March 31, 2007 (euro 43,091 million) increased by euro 1,892 million from December 31, 2006, due essentially to net profit (euro 2,743 million) whose effects were offset in part by losses in cash flow	hedges taken to reserve (euro 301 million net to the related tax effect)[2], the purchase of own shares and currency translation effects.

(2)	For further details see comment to net working capital.

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ENI REPORT ON THE FIRST QUARTER OF 2007

SUMMARIZED CASH FLOW STATEMENT AND CHANGE IN NET BORROWINGS

Eni's summarized group cash flow statement derives from the statutory statement of cash flows. It allows to create a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurred from the beginning of period to the end of period and changes in net borrowings (deriving from the summarized cash flow statement) occurred from the beginning of period to the end of period. The measure enabling to make such a link is represented by free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is	possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders' equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders' equity and the effect of changes in consolidation and of exchange rate differences.

Summarized Group Cash Flow Statement (a)

Fourth Quarter	First Quarter
2006	(million euro)	2006	2007	% Ch.

1,698	Net profit	3,130	2,743	(387)
	adjustments to reconcile to cash generated from operating profit before changes in working capital:
1,568	- amortization and depreciation and other non-monetary items	1,321	1,251	(70)
(4)	- net gains on disposal of assets	(63)	(14)	49
2,314	- dividends, interest, taxes and other changes	2,843	2,397	(446)
5,576	Cash generated from operating profit before changes in working capital	7,231	6,377	(854)
(847)	Changes in working capital related to operations	131	445	314
(2,951)	Dividends received, taxes paid, interest (paid) received	(1,499)	(1,259)	240
1,778	Net cash provided by operating activities	5,863	5,563	(300)
(2,944)	Capital expenditure	(1,340)	(2,013)	(673)
(19)	Investments	(19)	(10)	9
201	Disposals	85	12	(73)
407	Other cash flow related to capital expenditure, investments and disposals	(108)	(152)	(44)
(577)	Free cash flow	4,481	3,400	(1,081)

(247)	Borrowings (repayment) of debt related to financing activities	380	(5,035)	(5,415)
839	Changes in short and long-term financial debt	(1,851)	4,887	6,738
(2,412)	Dividends paid and changes in minority interests and reserves	(356)	(445)	(89)
(77)	Effect of changes in consolidation and exchange differences	(30)	(69)	(39)
(2,474)	NET CASH FLOW FOR THE PERIOD	2,624	2,738	114

Change in net borrowings

Fourth Quarter	(million euro)	First Quarter
2006	2006	2007	% Ch.

(577)	Free cash flow	4,481	3,400	(1,081)
	Net borrowings of acquired companies
	Net borrowings of divested companies	46		(46)
72	Exchange differences on net borrowings and other changes	13	(40)	(53)
(2,412)	Dividends paid and changes in minority interests and reserves	(356)	(445)	(89)
(2,917)	CHANGE IN NET BORROWINGS	4,184	2,915	(1,269)

(a)	For a reconciliation with the corresponding statutory tables see Eni’s 2006 Annual Report, “Reconciliation of Cash Flows to statutory schemes” pages 79-80.

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ENI REPORT ON THE FIRST QUARTER OF 2007

Net cash provided by operating activities came in at euro 5,563 million, allowing to cover financial requirements for capital expenditure for euro 2,013 million, the repurchase of own shares for euro 203 million by Eni SpA and for euro 242 million by Snam Rete Gas SpA and Saipem SpA, and to reduce net borrowings by euro 2,915 million.	From January 1 to March 31, 2007 a total of 8.52 million Eni shares were purchased by the company for a total cost of euro 203 million (representing an average cost of euro 23.847 per share). Since the inception of the share buy-back programme (September 1, 2000), Eni has repurchased 344 million shares, equal to 8.58% of its share capital, at a total cost of euro 5,716 million (representing an average cost of euro 16.638 per share).

CAPITAL EXPENDITURE

Fourth Quarter	(million euro)	First Quarter
2006	2006	2007	Change	% Ch.

1,937	Exploration & Production	961	1,366	405	42.1
453	Gas & Power	151	221	70	46.4
272	Refining & Marketing	95	134	39	41.1
47	Petrochemical	10	14	4	40.0
188	Engineering & Construction	97	248	151	..
38	Other activities	3	14	11	..
48	Corporate and financial companies	23	16	(7)	(30.4)
(39)	Impact of unrealized profit in inventory
2,944		1,340	2,013	673	50.2

In the first quarter of 2007 capital expenditure amounted to euro 2,013 million, of which 85.5% related to the	Exploration & Production, Gas & Power and Refining & Marketing divisions.

Exploration & Production

Fourth Quarter	(million euro)	First Quarter
2006	2006	2007	Change	% Ch.

139	Acquisitions of proved and unproved property		73	73	..
139	Italy				..
	North Africa		5	5	..
	West Africa				..
	Rest of world		68	68	..

706	Exploration	173	373	200	..
38	Italy	23	34	11	47.8
91	North Africa	48	83	25	72.9
366	West Africa	47	68	21	44.7
75	North Sea	15	75	60	..
136	Rest of world	40	113	73	..

1,056	Development	777	909	132	17.0
133	Italy	85	107	22	25.9
209	North Africa	140	188	48	34.3
294	West Africa	138	266	128	92.8
121	North Sea	94	89	(5)	(5.3)
299	Rest of world	320	259	(61)	(19.1)
36	Other	11	11		..
1,937		961	1,366	405	42.1

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ENI REPORT ON THE FIRST QUARTER OF 2007

Capital expenditure of the Exploration & Production segment (euro 1,366 million) concerned essentially development directed mainly outside Italy, in particular Kazakhstan, Egypt, Angola and Congo. Development expenditure in Italy concerned in particular the continuation of work for well drilling, plant and infrastructure in Val d’Agri and sidetrack and infilling work in mature areas. About 91% of exploration expenditure was directed outside Italy in particular Norway, Nigeria, Egypt, the United States and Indonesia. In Italy essentially the offshore	of Sicily. Acquisition of proved and unproved property essentially concerned the 70% of total expenditure for the Nikaitchuq oilfield in Alaska, in which Eni reached the 100% ownership.
As compared to the first quarter of 2006, capital expenditure increased by euro 405 million, up 42.1%, due in particular to the increase in development expenditure in Congo, Egypt and Angola, the increase in exploration expenditure in Norway, Indonesia, the United States and Nigeria, and the acquisition of reserves.

Gas & Power

Fourth Quarter	(million euro)	First Quarter
2006	2006	2007	Change	% Ch.

397	Italy	140	154	14	10.0
56	Outside Italy	11	67	56	..
453		151	221	70	46.4
22	Market	7	5	(2)	(28.6)
	Italy				..
22	Outside Italy	7	5	(2)	(28.6)
54	Distribution	27	25	(2)	(7.4)
287	Transport	91	144	53	58.2
253	Italy	87	82	(5)	(5.7)
34	Outside Italy	4	62	58	..
90	Power generation	26	47	21	80.8
453		151	221	70	46.4

Capital expenditure in the Gas & Power segment totalled euro 221 million and related essentially to: (i) development and maintenance of Eni’s primary transmission network in Italy (euro 82 million); (ii) the import pipeline upgrade (euro 62 million); (iii) the continuation of the construction of combined cycle power plants (euro 47 million) in particular at Ferrara; (iv) development and maintenance of Eni’s natural gas distribution network in Italy (euro 25 million).	The euro 70 million increase from the first quarter of 2006 (up 46.4%) was due essentially to the import pipeline upgrade.

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Refining & Marketing

Fourth Quarter	(million euro)	First Quarter
2006	2006	2007	Change	% Ch.

241	Italy	79	123	44	55.7
31	Outside Italy	16	11	(5)	(31.3)
272		95	134	39	41.1
139	Refining, Supply and Logistics	67	104		55.2
139	Italy	67	104	37	55.2
90	Marketing	25	30	5	20.0
59	Italy	9	19	10	..
31	Outside Italy	16	11	(5)	(31.3)
43	Other activities	3		(3)	..
272		95	134	39	41.1

Capital expenditure in the Refining & Marketing segment amounted to euro 134 million and concerned: (i) refining, supply and logistics in Italy (euro 104 million), in particular actions for improving flexibility and yields of refineries, among which the construction of a new hydrocracking unit at the Sannazzaro refinery; (ii) the upgrade of the distribution network in Italy (euro 19 million); (iii) the upgrade of the refined product distribution network and the purchase of service stations in the rest of Europe (euro 11 million).	Engineering & Construction
Capital expenditure in the Engineering & Construction segment amounted to euro 248 million and concerned: (i) conversion of two tanker ships into FPSO vessels that will operate in Brazil on the Golfinho 2 field and in Angola; (ii) startup of construction of a new rig and a new pipelayer.

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ENI REPORT ON THE FIRST QUARTER OF 2007

POST CLOSING EVENTS

Upstream asset acquisition in the Gulf of Mexico
On April 30, 2007 Eni agreed to acquire the Gulf of Mexico upstream activity of Dominion, one of the major American energy companies, listed on the New York Stock Exchange at the agreed price equal to US $4,757 million inclusive of exploration assets for US $680 million.
The transaction includes production, development and exploration assets located in deepwater Gulf of Mexico. The acquisition will increase Eni’s equity production in the Gulf of Mexico from the current 36 kboepd to more than 110 kboepd in the second half of 2007 and the proved and probable equity reserves by 222 million boe, at an implied cost per barrel of US $18.40. In the 2007-2010 period, production from the acquired assets is expected to average more than 75 kboepd.
In addition, Eni will further enhance its portfolio in the Gulf of Mexico thanks to new leases with significant exploration potential; approximately 60% of these leases are operated.
The transaction is subject to government approvals, 30 days notice to holders of certain preferential rights to purchase (which apply to less than 5% of total reserves), and to other customary conditions precedent. Closing is expected on July 2, 2007.

Yukos assets acquisition
On April 4, 2007 Eni, through the partnership in EniNeftegaz (60% Eni, 40% Enel SpA) acquired Lot 2 in the Yukos liquidation procedure for a total price of $5.83 billion. Lot 2 includes: 100% of OAO Arctic Gas Company, 100% of ZAO Urengoil Inc and 100% of OAO Neftegaztechnologia.
These three companies own 5 gas and condensate fields and parts of other fields in the Yamal Nenets (YNAO) region, the world’s largest gas producing region. Together they have large oil and gas reserves.	Eni and Enel have offered Gazprom an option to acquire a 51% interest in these assets within two years. In the event that Gazprom exercises its call option, the assets will be operated through a joint venture between Eni and Gazprom which will have access to Eni’s most advanced technologies.
Lot 2 includes also various minor assets that will be sold or liquidated and 20% of OAO Gazprom Neft which will be wholly owned by Eni.
Eni offered Gazprom an option to acquire a 20% interest in OAO Gazprom Neft within two years, at a total price of $3.7 billion, in addition to financial expenses related to the acquisition. These agreements are an additional step in implementing the strategic Partnership between Eni and Gazprom signed in November 2006, under which the two companies established an alliance to develop upstream, midstream and downstream energy projects inside and outside of Russia.

Acquisition of the retail station network in the Czech Republic, Slovakia and Hungary
On April 27, 2007 Eni and ExxonMobil Central Europe Holding GmbH signed an agreement for the sale of shares of Esso spol sro (Esso Czechia), Esso Slovensko spol sro (Esso Slovakia) and ExxonMobil Hungary Kft to Eni. The agreement, subject to the approval of the relevant authorities, includes ExxonMobil's retail station network in the three countries, totaling 102 stations and its aviation business at the Prague and Bratislava airports. Additionally, the lubricants business conducted in these countries by ExxonMobil Petroleum and Chemical, is included in the transaction.

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Acquisition of 70% and of the operatorship of the Nikaitchuq Field in Alaska
On April 11, 2007 Eni acquired 70% and the operatorship of the Nikaitchuq field, located on-offshore in the North Slope of Alaska. Eni, which already owned a 30% stake in the field, now retains the 100% working interest. Eni acquired the additional interest and operatorship as the result of an agreement with Kerr-McGee Oil and Gas Corporation, a wholly-owned subsidiary of Anadarko Petroleum Corporation. Nikaitchuq would be the first development project operated by Eni in Alaska. Successful appraisal drilling has been completed, confirming the potential viability of the development project. Plans for a phased development are currently being evaluated with the target of sanctioning the project by year end, and first oil to flow by the end of 2009. The Nikaitchuq project comprises the drilling of approximately 80 wells, out of which 32 are located onshore and the remaining from an offshore artificial island. All wells will then be tied back to a production facility located at Oliktok Point to reach a production of 40 kboe/d. Total investment will amount to approximately $900 million.	Memorandum of Understanding for the acquisition of an interest in Angola LNG Ltd
On April 2, 2007 Eni and Sonangol signed a Memorandum of Understanding for the acquisition of a 13.6% stake in Angola LNG Limited Consortium (A-LNG). This company is responsible for the construction of an LNG plant in Soyo, 300 km North Luanda, with a yearly capacity of 5 mmtonnes. Upon completion of this agreement, Angola LNG Limited’s shareholding structure will be as follows: Sonangol 22.8%, Chevron 36.4%, Eni 13.6%, Total 13.6% and BP 13.6%. The project, for a total investment of approximately $4 billion, has been approved by the Angolan Government and Parliament. It envisages, for 28 years, the development of 220 bcm of gas, the production of 128 mmtonnes of LNG, 104 mmbbl of condensate and 257 mmbbl of LPG. The LNG will be directed to the United States market and will be delivered to the re-gasification plant of Pascagoula, in the Gulf of Mexico, in which Eni, following this agreement, will acquire re-gasification capacity of 5 bcm/y.

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ENI REPORT ON THE FIRST QUARTER OF 2007

OUTLOOK FOR 2007

The outlook for Eni in 2007 remains positive, with key business trends for the year as follows:
  Production of liquids and natural gas is forecast to remain at the same level as 2006 (in 2006 oil and gas production averaged 1.77 mmboe/d). Additional production expected in the second half of the year from acquired properties in the Gulf of Mexico and Congo, and the expected build-up in gas production in Libya will enable Eni to recover the first quarter decline in production due to escalating social unrest in Nigeria and the loss of the Dación oilfield in Venezuela;
  Sales volumes of natural gas worldwide are expected to increase by 1% over 2006 (actual sales volumes in 2006 were 97.48 bcm). Major increases are expected in certain target markets in the Rest of Europe, mainly in the Iberian Peninsula, the North of Europe, France and Germany/Austria markets;
  Sales volumes of electricity are expected to slightly increase from 2006 (actual volumes in 2006 were 31.03 TWh);
  Refining throughputs on Eni’s account are forecast to slightly decrease from 2006 (actual throughputs in 2006 were 38.04 mmtonnes) due to the expiration of a processing contract at the Priolo refinery owned by a third party late in 2006, to be offset by higher throughputs expected at the Gela, Livorno and Taranto refineries;
  Retail sales of refined products are expected to slightly increase from 2006 (actual volumes sold in 2006 were 12.48 mmtonnes). Increases are expected on both the Italian and European markets due to the entry into service of new outlets, following also the acquisition of service stations in target markets.
In 2007 management expects Eni’s capital expenditure on exploration and capital projects to amount to approximately euro 10.5 billion, representing a 34% increase over 2006. Approximately 86% of this capital expenditure programme is expected to be deployed in the Exploration & Production, Gas & Power and Refining & Marketing divisions. Furthermore, acquisitions of assets and interests amounting to euro 9.2 billion are forecast in the year, mainly related to: (i) the already closed transaction for the purchase of ex-Yukos assets; (ii) the other transactions whose closing is foreseen by the end of the year, including the purchase of upstream assets in the Gulf of Mexico and Congo, and a retail station network in the Central-Eastern Europe. Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft and a 51% interest in ex-Yukos gas assets from Eni, net cash outflows used in investing activities will decrease to euro 16.2 billion.
On the basis of the expected cash outflows for this capital expenditure and acquisition program, and shareholders remuneration, also assuming a $55/barrel scenario for the Brent crude oil, Eni foresees a leverage ranging from 0.3 to 0.4 by the end of the year, depending on the exercise of the above mentioned call options by Gazprom.

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ENI REPORT ON THE FIRST QUARTER OF 2007

OPERATING RESULTS BY DIVISION

Exploration & Production

Fourth Quarter	(million euro)	First Quarter
2006	Results	2006	2007	Change	% Ch.

6,152	Net sales from operations		7,412	6,361	(1,051)	(14.2)
3,141	Operating profit		4,308	3,132	(1,176)	(27.3)
54	Exclusion of special items:		(57)		57
51	- asset impairments
(7)	- gains on disposal of assets		(57)		57
10	- provision for redundancy incentives
3,195	Adjusted operating profit		4,251	3,132	(1,119)	(26.3)
(22)	Net financial incomes (expenses) (a)		(17)	(35)	(18)
(18)	Net income (expenses) from investments (a)		10	10
(1,851)	Income taxes (a)		(2,149)	(1,698)	451
58.7	Tax rate	(%)	50.6	54.7	4.1
1,304	Adjusted net profit		2,095	1,409	(686)	(32.7)
	Results also include:
1,418	- amortizations and depreciations		1,095	1,240	145	13.2
419	- of which amortizations of exploration expenditure		187	375	188	..
1,937	Capital expenditure		961	1,366	404	42.1
	Production (b)
1,079	Liquids (c)	(kbbl/d)	1,143	1,030	(113)	(9.9)
4,132	Natural gas	(mmcf/d)	3,920	4,061	141	3.6
1,796	Total hydrocarbons	(kboe/d)	1,827	1,734	(93)	(5.1)
	Average realizations
54.85	Liquids (c)	($/bbl)	56.27	54.39	(1.88)	(3.3)
5.39	Natural gas	($/mmcf)	5.23	2.30	0.07	1.3
45.53	Total hydrocarbons	($/boe)	46.71	45.12	(1.59)	(3.40)
	Average oil market prices
59.68	Brent dated	($/bbl)	61.75	57.75	(4.00)	(6.5)
46.26	Brent dated	(euro/bbl)	51.37	44.08	(7.29)	(14.2)
59.94	West Texas Intermediate	($/bbl)	63.29	57.99	(5.30)	(8.4)
235.20	Gas Henry Hub	($/kmc)	271.90	266.60	(5.30)	(1.9)

(a)	Excluding special items.
(b)	Includes Eni's share of production of equity-accounted entities.
(c)	Includes condensates.

Results
Adjusted operating profit for the first quarter of 2007 was euro 3,132 million, a decrease of euro 1,119 million from the first quarter 2006, or 26.3%, due primarily to: (i) the adverse impact of approximately euro 300 million resulting from the appreciation of the euro versus the dollar; (ii) lower production sold, down 9.5 mmboe; (iii) lower oil realizations in dollars (down 3.3%), partly offset by higher gas prices (up 1.3%); (iv) higher expenses incurred	in connection with exploratory activity (euro 188 million; euro 218 on a constant exchange rate basis); (v) higher production costs and amortization/depreciation charges, reflecting also the impact of sector-specific inflation.

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Production

Daily production of hydrocarbons by region

Fourth Quarter	First Quarter
2006	2006	2007	Change	% Ch.

1,796	Daily production of oil and natural gas (a)	(kboe/d)	1,827	1,734	(93)	(5.1)
232	Italy		247	223	(24)	(9.7)
571	North Africa		541	566	25	4.6
372	West Africa		382	337	(45)	(11.8)
291	North Sea		298	287	(11)	(3.7)
330	Rest of World		359	321	(38)	(10.6)
159.2	Oil and natural gas production sold (a)	(mmboe)	159.5	150.1	(9.4)	(5.9)

Daily production of liquids by region

Fourth Quarter	First Quarter
2006	2006	2007	Change	% Ch.

1,079	Production of liquids (a)	(kbbl/d)	1,143	1,030	(113)	(9.9)
80	Italy		82	77	(5)	(6.1)
334	North Africa		325	328	3	0.9
315	West Africa		339	288	(51)	(15.0)
181	North Sea		188	170	(18)	(9.6)
169	Rest of World		209	167	(42)	(20.1)

Daily production of natural gas by region

Fourth Quarter	First Quarter
2006	2006	2007	Change	% Ch.

4,132	Production of natural gas (a)	(mmcf/d)	3,920	4,061	141	3.6
883	Italy		954	848	(106)	(11.1)
1,377	North Africa		1,236	1,377	141	11.4
318	West Africa		247	283	36	14.6
636	North Sea		636	671	35	5.5
918	Rest of World		847	882	35	4.1

(a)	Includes Eni's share of production of equity-accounted entities.

Oil and natural gas production in the first quarter 2007 averaged 1,734 kboe/d, a decrease of 93 kboe/d from the same period of the previous year (down 5.1%). This reduction was due primarily to the unilateral cancellation of the Dación field service contract by the Venezuelan state company PDVSA with effect from April 1, 2006 (down 60 kboe/d) and social unrest in Nigeria. Factoring in these effects, oil and natural gas production level was in line with the first quarter 2006. Production increases were achieved mainly in Libya, Kazakhstan and	the Gulf of Mexico offsetting mature field declines mainly in Italy and facility shutdown.

Daily production of oil and condensates (1,030 kbbl) decreased by 113 kbbl, or 9.9% from the first quarter of 2006. Production decreases were reported mainly in Venezuela and Nigeria due to the above mentioned causes and in the United Kingdom due to a technical problem occurred in the Elgin/Franklin field (Eni’s interest 21.87%) and ordinary maintenance shutdowns at other

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facilities. In Italy a few technical problems occurred at the FPSO operating the Aquila field. Main increases were registered in Kazakhstan due to maintenance actions on facilities performed in the first quarter of 2006, and the United States due to the resumption of full activity at plants damaged by hurricanes in the second half of 2005.	Daily production of natural gas for the first quarter (4,061 mmcf/d) increased by 141 mmcf, or 3.6% mainly as a result of the build-up of the Bahr Essalam field offshore Libya, full operations at the fifth train of the Bonny LNG plant in Nigeria, a better performance of Norway’s largest fields, and full production of Bayu Undan gas field offshore Australia. Gas production in Italy decreased due to mature field declines.

Gas & Power

Fourth Quarter	(million euro)	First Quarter
2006	Results	2006	2007	Change	% Ch.

8,170	Net sales from operations	9,134	8,543	(591)	(6.5)
1,303	Operating profit	1,199	1,641	442	36.9
(41)	Exclusion of inventory holding (gains) losses	(30)	40	70
7	Exclusion of special items:	34	2	(32)
	of which:
	Non-recurring items
7	Other special items	34	2	(32)
2	- environmental provision	20		(20)
15	- provisions for redundancy incentives	14	2	(12)
(10)	- other
1,269	Adjusted operating profit	1,203	1,683	480	39.9
832	Market and Distribution	705	1,177	472	67.0
286	Transport in Italy	305	286	(19)	(6.2)
144	Transport outside Italy	154	163	9	5.8
7	Power generation (a)	39	57	18	46.2

(1)	Net financial incomes (expenses) (b)	6	3	(3)
97	Net income (expenses) from investments (b)	137	115	(22)
(492)	Income taxes (b)	(467)	(642)	(175)
36.0	Tax rate (%)	34.7	35.6	0.9
873	Adjusted net profit	879	1,159	280	31.9
453	Capital expenditure	151	221	70	46.4

(a)	Starting on January 1, 2007, results from marketing of electricity have been included in results from market and distribution activities following an internal reorganization. As a consequence of this, electricity generation activity conducted by EniPower subsidiary comprises only results from production of electricity. Prior quarter results have not been restated.
(b)	Excluding special items.

Results
The adjusted operating profit of the Gas & Power division totalled euro 1,683 million, up euro 480 million or 39.9% from the first quarter of 2006, reflecting primarily: (i) increased natural gas selling margins mainly owing to a favorable trading environment reflecting in particular the effect of the euro/dollar exchange rate; (ii) a favorable evolution of the regulatory framework in Italy. This reflected the enactment of Resolution No. 79/2007 by the Authority for Electricity and Gas implementing a new setup of the indexation mechanism of the raw material cost component in supplies to residential and commercial	users related to the period from January 1, 2005 to June 30, 2006. Following this, Eni has partially or totally reversed provisions accrued in the accounts for 2005 and the first half of 2006; (iii) the fact that higher purchase costs were incurred in the first quarter of 2006, owing to a climatic emergency for the winter time 2005-2006.
These positives were partly offset by a decline in natural gas sales of affiliates (down 2.87 bcm, or 10.4%) due to lower European gas demand as a consequence of the unusually mild weather conditions of the first quarter of 2007, partly offset by a growth in sales in certain target

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ENI REPORT ON THE FIRST QUARTER OF 2007

markets in the Rest of Europe. Lower gas demand negatively affected the operating performance of transport activities in Italy and volumes distributed on low pressure networks. Sales volumes of electricity decreased by 0.12 TWh, or 1.6%.

Special charges for the quarter referred to redundancy incentives (euro 2 million).	The adjusted net profit was euro 1,159 million up euro 280 million, or 31.9%, reflecting the increased adjusted operating profit, offset in part lower results reported by certain affiliates engaged in natural gas distribution in Italy, due to mild weather conditions.

Sales

Fourth Quarter	(bcm)	First Quarter
2006	Natural gas sales	2006	2007	Change	% Ch.

14.09	Italy to third parties (*)		17.47	15.41	(2.06)	(11.8)
3.45	Wholesalers (selling companies)		5.06	4.62	(0.44)	(8.7)
0.56	Gas release		0.59	0.49	(0.10)	(16.9)
10.08	End Customers		11.82	10.30	(1.52)	(12.9)
3.50	Industries		3.80	3.33	(0.47)	(12.4)
4.30	Power generation		4.27	3.93	(0.34)	(8.0)
2.28	Residential		3.75	3.04	(0.71)	(18.9)
1.55	Own consumption (*)		1.47	1.39	(0.08)	(5.4)
8.14	Rest of Europe (*)		8.57	7.90	(0.67)	(7.8)
0.12	Outside Europe		0.16	0.10	(0.06)	(37.5)
23.90	Total sales to third parties and own consumption		27.67	24.80	(2.87)	(10.4)
1.97	Sales of natural gas of Eni's affiliates (net to Eni)		2.41	2.27	(0.14)	(5.8)
0.01	Italy (*)		0.01	0.01
1.83	Rest of Europe (*)		2.33	2.10	(0.23)	(9.9)
0.13	Outside Europe		0.07	0.16	0.09)	128.6
25.87	Total sales and own consumption (G&P)		30.08	27.07	(3.01)	(10.0)
1.06	Upstream in Europe		1.12	1.07	(0.05)	(4.5)
26.93	Worldwide gas sales		31.20	28.14	(3.06)	(9.8)

26.68	Gas sales in Europe		30.97	27.88	(3.09)	(10.0)
25.62	G&P in Europe (*)		29.85	26.81	(3.04)	(10.2)
1.06	Upstream in Europe		1.12	1.07	(0.05)	(4.5)

22.45	Gas volumes transported in Italy	(bcm)	24.89	23.51	(1.38)	(5.5)
14.97	Eni		8.77	15.55	6.78	77.3
7.48	On behalf of third parties		16.12	7.96	(8.16)	(50.6)

7.79	Electricity sold	(TWh)	7.73	7.61	(0.12)	(1.6)

(*)	Market segments with asterisk merge into "G&P in Europe".

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ENI REPORT ON THE FIRST QUARTER OF 2007

Natural gas sales for the first quarter of 2007 amounted to 28.14 bcm, including own consumption and sales by affiliates and upstream sales in Europe, with a decrease of 3.06 bcm from the first quarter of 2006, or 9.8%. This decline was impacted by lower seasonal gas sales due to an unusually mild winter.

In an increasingly competitive market, sales in the Italian market were 15.41 bcm with a decrease of 2.06 bcm, or 11.8%. All market segments posted sale volumes declines from the first quarter of 2006: sales to residential users were down by 0.71 bcm; sales to industrial users were down by 0.47 bcm; sales to wholesalers were down by 0.44 bcm; sales to power generation were down by 0.34 bcm. Sales under the gas release[1] program (0.49 bcm) declined by 0.1 bcm. Own consumption (1.38 bcm) declined by 0.08 bcm due to lower supplies to EniPower.

Gas sales in the Rest of Europe were 7.9 bcm with a decrease of 0.67 bcm, or 7.8%, due to: (i) lower sales under long-term supply contracts to Italian importers (down 0.75 bcm), despite the full production of natural gas from the Libyan fields; (ii) lower sales in the Hungarian market (down 0.49 bcm). These decreases were partly offset by increases in the supplies to the Turkish (up 0.34 bcm) and Spanish (up 0.18 bcm) markets.	Sales of subsidiaries outside Europe (0.1 bcm) declined by 0.06 bcm due to lower supplies to the Argentinean market.

Natural gas sales of Eni’s affiliates in the rest of Europe (net to Eni and net of Eni’s supplies) amounted to 2.1 bcm, a 0.23 bcm decline related in particular to: (i) GVS (Eni’s interest 50%) with 0.93 bcm; (ii) Unión Fenosa Gas (Eni’s interest 50%) with 0.57 bcm.

Natural gas sales of Eni’s affiliates outside Europe (net to Eni and net of Eni’s supplies) amounted to 0.16 bcm, a 0.23 bcm decline related in particular to Unión Fenosa Gas (Eni’s interest 50%) with 0.13 bcm.

Eni transported 23.51 bcm of natural gas in Italy, a decrease of 1.38 bcm from the first quarter of 2006, down 5.5%, due to a decline in domestic demand. Volumes transported on behalf of third parties declined by 0.81 bcm, those transported on behalf of Eni declined by 0.57 bcm.

Sales of electricity (7.61 TWh) declined by 0.12 TWh, or 1.6%.

(1)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 billion cubic meters of natural gas (2.3 billion cubic meters/year) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network.

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ENI REPORT ON THE FIRST QUARTER OF 2007

Resolution No. 79/2007 of the Authority for Electricity and Gas “Revision of the economic conditions of supplies in the January 1, 2005 to March 31, 2007 period and criteria for their updating”.

Following the cancellation of Resolution No. 248/2004 by the Council of State for formal flaws, on March 29, 2007 the Authority for Electricity and Gas published Resolution No. 79/2007 after concluding a consultation procedure with gas operators. This Resolution organizes in a single document all the changes applied to the determination and updating of economic conditions for natural gas supplies. In particular with this Resolution the Authority: (i) confirmed the indexation mechanism for the raw material cost component contained in Resolution No. 248/2004 and the changes introduced to this mechanism by Resolution No. 134/06 starting on July 1, 2006; (ii) waiving this provision, it reviewed the updating of the raw material cost component for 2005 reaching incremental values equal to those deriving	from the application of the indexation criteria of Resolution No. 195/02; this cancels the negative impact of Resolution No. 248/2004 on Eni’s 2005 accounts; (iii) decided that selling companies, only for wholesale purchase/sale contracts entered after January 1, 2005 and valid in the January 1, 2006-June 30, 2006 period, offer their customers new contractual conditions consistent with the new indexation mechanism before June 4, 2007[2] , and inform the Authority, before June 29, 2007[2], together with their wholesaler that they have complied with this requirement. Selling companies complying with this requirement will be entitled to 50% of the difference between the updating of the raw material cost component under the new mechanism and the more favorable one under Resolution No. 195/2002 applied to volumes consumed by customers under the 200 kcm threshold. This Resolution determined the total or partial redundancy of liabilities accrued in Eni’s accounts for 2005 and 2006 that have been consequently reversed.

(2)	Dates changes by Resolution No. 101/2007 of the Authority for Electricity and Gas.

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ENI REPORT ON THE FIRST QUARTER OF 2007

Refining & Marketing

Fourth Quarter	(million euro)	First Quarter
2006	Results	2006	2007	Change	% Ch.

8,579	Net sales from operations		9,280	7,943	(1,337)	(14.4)
(386)	Operating profit		89	(10)	(99)	..
386	Exclusion of inventory holding (gains) losses		(47)	112	159
148	Exclusion of special items:		47	18	(29)
	of which:
109	Non-recurring items
39	Other special items		47	18	(29)
13	- asset impairments
27	- environmental provisions		44	17	(27)
30	- provisions for redundancy incentives		5	1	(4)
4	- provision to the reserve for contingencies		1		(1)
(35)	- other		(3)		3
148	Adjusted operating profit		89	120	31	34.8
31	Net income (expenses) from investments (a)		47	51	4	8.5
(64)	Income taxes (a)		(50)	(58)	(8)	16.0
35.8	Tax rate (%)		36.8	33.9	(2.9)
115	Adjusted net profit		86	113	27	31.4
272	Capital expenditure		95	134	39	41.1

	Global indicator refining margin
2.18	Brent	($/bbl)	2.95	3.06	0.11	3.7
1.69	Brent	(euro/bbl)	2.45	2.34	(0.11)	(4.5)
4.87	Ural	($/bbl)	5.76	6.07	0.31	5.4

(a)	Excluding special items.

Results
The Refining & Marketing division reported an adjusted operating profit of euro 120 million, representing an increase of euro 31 million from the first quarter of 2006, or 34.8%. This increase reflected primarily a better operating performance delivered by the refining activity, which was boosted by higher processed volumes and better yields also in light of lower maintenance shutdowns. The benefit of higher refining margins (margins on Brent crude oil were up 0.11 dollar/bbl, or 3.7%) was more than offset by the negative impact of the euro appreciation over the dollar. Marketing activities in Italy reported a lower operating profit due	mainly to lower retail margins and a decline in wholesale volumes as a consequence of lower heating oil demand in Italy, in particular from the power generation sector caused by an unusually mild winter.

The adjusted net profit was euro 113 million, up euro 27 million, or 31.4%, due to the improved operating performance.

Special charges excluded from the adjusted operating profit for the first quarter of 2007 were euro 18 million, reflecting environmental provisions and provisions for redundancy incentives.

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Throughputs and sales

Fourth Quarter	(mmtonnes)	First Quarter
2006	Refining throughputs and sales	2006	2007	Change	% Ch.

9.05	Refining throughputs on own account Italy		7.49	7.86	0.37	4.9
1.20	Refining throughputs on own account rest of Europe		1.12	1.14	0.02	1.8
7.36	Refining throughputs of wholly-owned refineries		5.86	6.67	0.81	13.8
100	Utilization rate of balanced capacity	(%)	100	100
2.16	Retail sales Italy		2.06	1.98	(0.08)	(3.9)
0.97	Retail sales rest of Europe		0.87	0.90	0.03	3.4
3.13	Sub-total retail sales		2.93	2.88	(0.05)	(1.7)
2.93	Wholesale Italy		2.94	2.61	(0.33)	(11.2)
1.06	Wholesale rest of Europe		1.03	1.05	0.02	1.9
0.10	Wholesale rest of World		0.10	0.13	0.03	30.0
5.96	Other sales		5.32	5.67	0.35	6.6
13.18	Sales		12.32	12.34	0.02	0.2

	Refined product sales by region	(mmtonnes)
7.71	Italy		7.55	7.30	(0.25)	(3.3)
2.03	Rest of Europe		1.90	1.95	0.05	2.6
3.44	Rest of World		2.87	3.09	0.22	7.7

Refining throughputs on Eni’s own account increased by 390 ktonnes from the first quarter of 2006, to 9 mmtonnes, or 4.5%. This increase was due to higher volumes processed at the in Livorno and Venice refineries also reflecting lower maintenance shutdowns, partly offset by the expiration of a processing contract at the Priolo refinery owned by a third party and lower throughputs at the Gela and Taranto refineries due to planned maintenance shutdowns.

The wholly-owned refineries throughputs increased by 0.81 mmtonnes from the first quarter of 2006, to 6.67 mmtonnes, or 13.8%, mainly in the Livorno, Taranto and Porto Marghera refineries. The wholly-owned refinery utilization rate was 100% based on utilization rates of refinery balanced capacity.

Sales of refined products increased by 20 ktonnes from the first quarter of 2006, to 12.34 mmtonnes, or 0.2%, due to: (i) higher volumes sold to oil companies and traders in Italy, partly offset by lower volumes sold to the petrochemical sector reflecting the expiration of a processing contract at the Priolo refinery (overall up 350 ktonnes); and (ii) higher sales on both the retail and wholesale markets in the Rest of Europe (up 50 ktonnes). These positives were partly offset by a decline in both the retail and wholesale markets in Italy (down 410 ktonnes) due to the impact of mild weather in the first quarter 2007 and competitive pressure.	Sales of refined products on the retail market in Italy decreased by 80 ktonnes from the first quarter of 2006, to 1.98 mmtonnes, or 3.9%, primarily due to competitive pressure and lower demand. Retail market share in Italy declined by 1 percentage point from 29.3% in the first quarter of 2006 to 28.3%. Average throughput (0.56 mmliters in the first quarter of 2007) declined by approximately 20 kliters from the same period in 2006.
Sales on the retail market in the Rest of Europe increased by 30 ktonnes from the first quarter of 2006, to 0.9 mmtonnes, or 3.4%, mainly in Spain. Market share outside Italy grew slightly from 3.1% in the first quarter of 2006 to 3.2% in the first quarter of 2007. Average throughput (0.58 mmliters in the first quarter of 2007) increased by approximately 20 kliters from the same period in 2006.

Sales on wholesale markets in Italy decreased by 330 ktonnes from the first quarter of 2006, to 2.61 mmtonnes, due to lower demand for heating products in particular from the power generation sector caused by unusually milder weather.
Sales on wholesale markets in the Rest of Europe increased by 20 ktonnes, to 1.05 mmtonnes, primarily reflecting the increase in sales in the Czech Republic.

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Petrochemicals

Fourth Quarter	(million euro)	First Quarter
2006	Results	2006	2007	Change	% Ch.

1,740	Net sales from operations	1,728	1,674	(54)	(3.1)
72	Operating profit	39	115	76	..
(4)	Exclusion of inventory holding (gains) losses	(17)	3	20
86	Exclusion of special items:	1	4	3
	of which:
13	Non-recurring items
73	Other special items	1	4	3
50	- asset impairments
14	- provisions for redundancy incentives		4	4
11	- provision to the reserve for contingencies	2		(2)
(2)	- other	(1)		1
154	Adjusted operating profit	23	122	99	..
1	Net income (expenses) from investments (a)
(14)	Income taxes (a)	(7)	(43)	(36)
141	Adjusted net profit	16	79	63	..
47	Capital expenditure	10	14	4	40.0

Results
Adjusted operating profit in the first quarter of 2007 amounted to euro 122 million increasing by euro 99 million from the first quarter of 2006 due mainly to higher selling margins, essentially the cracker margin and to a lower extent the aromatics business.	Special charges in the first quarter concerned essentially redundancy incentives.

Production and sales

Fourth Quarter	(ktonnes)	First Quarter
2006	2006	2007	Change	% Ch.

1,789	Production	1,915	2,227	312	16.3
1,323	Sales of petrochemical products	1,411	1,417	6	0.4
781	Basic petrochemicals	758	771	13	1.7
226	Styrene and elastomers	261	272	11	4.2
316	Polyethylene	392	374	(18)	(4.6)

Sales of petrochemical products (1,417 ktonnes) were stable from the first quarter of 2006, due essentially to higher sales of (i) olefins (up 8.1%) due to higher availability of ethylene (up 15.2%) and polypropylene (up 5.5%) due to the purchase by Syndial of the Porto Torres plant; (ii) styrene (up 4.7%) due to a positive demand, in particular for ABS/SAN (up 100%). Declines concerned: (i) intermediates (down 8.4%) due to lower product availability, in particular cycloexanone (down 17.5%) and acetone (down 11.9%); (ii) aromatics (down 4.8%) related in particular to xylene (down 13.3%), due to a different setup of the Priolo plant	following the accident occurred in the nearby refinery in the second quarter of 2006; (iii) polyethylene (down 4.6%) due to lower LDPE (down 7.3%) and LLDPE (down 6.3%) sales due to an unusually high demand in the first months of 2006 resulting from the build-up of inventories.
Petrochemical production (2,227 ktonnes) increased by 312 ktonnes from the first quarter of 2006, up 16.3% due to the consolidation of operations at Porto Torres (up 282 ktonnes). Excluding this effect production increased by 30 ktonnes (up 2%) due in particular to the growth registered at the Sarroch, Ravenna and Brindisi plants.

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ENI REPORT ON THE FIRST QUARTER OF 2007

Engineering & Construction

Fourth Quarter	(million euro)	First Quarter
2006	Results	2006	2007	Change	% Ch.

1,969	Net sales from operations	1,310	1,962	652	49.8
149	Operating profit	78	176	98	..
3	Exclusion of special items:
1	- asset impairments
2	- provisions for redundancy incentives
152	Adjusted operating profit	78	176	98	..
47	Net income (expenses) from investments (a)	41	26	(15)
(68)	Income taxes (a)	(32)	(57)	(25)
131	Adjusted net profit	87	145	58	66.7
188	Capital expenditure	97	248	151	..

(a)	Excluding special items.

Results
Adjusted operating profit for the first quarter of 2007 was euro 176 million, up euro 98 million from the first quarter of 2006 due to a better operating performance in all business areas, in particular in the Offshore and Onshore construction areas due to higher activity levels and margins.	Exploration & Production, Gas & Power and Refining & Marketing divisions.

Orders

(million euro)	First Quarter

2006	2007	Change	% Ch.

Orders acquired	1,310	2,368	1,058	80.8
Offshore construction	308	1,065	757	245.8
Onshore construction	839	1,177	338	40.3
Offshore drilling	105	72	(33)	(31.4)
Onshore drilling	58	54	(4)	(6.9)
of which:
- Eni	223	445	222	99.6
- third parties	1,087	1,923	836	76.9
of which:
- Italy	112	71	(41)	(36.6)
- Outside Italy	1,196	2,297	1,099	91.7

Dec. 31, 2006	Mar. 31, 2007	Change	% Ch.

Order backlog	13,191	13,268	77	0.6
Offshore construction	4,283	4,404	121	2.8
Onshore construction	6,285	6,284	(1)
Offshore drilling	2,247	2,221	(26)	(1.2)
Onshore drilling	376	359	(17)	(4.5)
of which:
- Eni	2,602	2,853	251	9.6
- third parties	10,589	10,415	(174)	(1.6)
of which:
- Italy	1,280	1,168	(112)	(8.8)
- Outside Italy	11,911	12,100	189	1.6

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ENI REPORT ON THE FIRST QUARTER OF 2007

Other activities

Fourth Quarter	(million euro)	First Quarter
2006	Results	2006	2007	Change	% Ch.

161	Net sales from operations	214	57	(15)	(73.4)
(221)	Operating profit	(65)	(16)	49	75.4
144	Exclusion of special items:	2	(34)	(36)
	of which:
62	Non-recurring items
82	Other special items	2	(34)	(36)
62	- environmental provisions
12	- asset impairments	3	3
1	- provisions for redundancy incentives
7	- other	(1)	(37)	(36)
(77)	Adjusted operating profit	(63)	(50)	13	20.6
(7)	Net financial incomes (expenses) (a)
(1)	Net income (expenses) from investments (a)	5		(5)
(85)	Adjusted net profit	(58)	(50)	8	13.8
38	Capital expenditure	3	14	11	..

(a)	Excluding special items.

Adjusted net loss of euro 50 million is essentially in line with the first quarter of 2006. Special charges excluded from net losses of euro 34 million	related in particular to the settlement reached by Syndial and Dow Chemical on some contractual issues pending between the two companies.

Corporate and financial companies

Fourth Quarter	(million euro)	First Quarter
2006	Results	2006	2007	Change	% Ch.

345	Net sales from operations	307	282	(25)	(8.1)
(89)	Operating profit	(51)	(38)	13	25.5
36	Exclusion of special items:	5	3	(2)
29	- provisions for redundancy incentives	5	3	(2)
11	- environmental provisions
(4)	- other
(53)	Adjusted operating profit	(46)	(35)	11	23.9
87	Net financial incomes (expenses) (a)	53	(101)	(154)
1	Net income (expenses) from investments (a)
22	Income taxes (a)	(1)	50	51
57	Adjusted net profit	6	(86)	(92)	..
48	Capital expenditure	23	16	(7)	(30.4)

(a)	Excluding special items.

Adjusted net loss of euro 86 million increased by euro 92 million from the first quarter of 2006 due to losses recognized on the fair value evaluation of certain financial derivatives instruments recorded in the profit and loss account instead of being recognized in connection with related assets, liabilities and commitments	because these instruments do not meet the formal criteria to be assessed as contracts hedges under IFRS including the time value component.

This negative was partly offset by a lower operating loss (down euro 11 million).

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ENI REPORT ON THE FIRST QUARTER OF 2007

Non-GAAP measures

RECONCILIATION OF REPORTED OPERATING PROFIT AND NET PROFIT TO RESULTS ON AN ADJUSTED BASIS

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, charges or income deriving from the fair value evaluation of derivative financial instruments held for trading purposes, and exchange rate differences are excluded when determining adjusted net profit of each business segment.
The taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception of finance charges or income, to which the Italian statutory tax rate of 33% is applied.
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them to facilitate comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items	under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write-ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition, gains or losses on the fair value evaluation of derivative financial instruments held for trading purposes and exchange rate differences are excluded from the adjusted net profit of business segments.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivables financing and securities related to operations and finance charges pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division).
Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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ENI REPORT ON THE FIRST QUARTER OF 2007

First Quarter 2007

(million euro)	E&P	G&P	R&M	Petrochemical	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	3,132	1,641	(10)	115	176	(16)	(38)	105	5,105
Exclusion of inventory holding (gains) losses		40	112	3					155
Exclusion of special items:
of which:
Non-recurring (income) charges
Other special (income) charges:		2	18	4		(34)	3		(7)
environmental charges			17						17
asset impairments						3			3
provision for redundancy incentives		2	1	4			3		10
other						(37)			(37)
Special items of operating profit		2	18	4		(34)	3		(7)
Adjusted operating profit	3,132	1,683	120	122	176	(50)	(35)	105	5,253
Net financial (expense) income (*)	(35)	3					(101)		(133)
Net income from investments (*)	10	115	51		26				202
Income taxes (*)	(1,698)	(642)	(58)	(43)	(57)		50	(39)	(2,487)
Tax rate (%)	54.7	35.6	33.9						46.7
Adjusted net profit	1,409	1,159	113	79	145	(50)	(86)	66	2,835
of which:
- net profit of minorities									155
- Eni's adjusted net profit									2,680

Eni's reported net profit									2,588
Exclusion of inventory holding (gains) losses									97
Exclusion of special items									(5)
- non-recurring (income) charges
- other special (income) charges									(5)
Eni's adjusted net profit									2,680

(*)	Excluding special items.

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ENI REPORT ON THE FIRST QUARTER OF 2007

First Quarter 2006

(million euro)	E&P	G&P	R&M	Petrochemical	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
(million euro)
Reported operating profit	4,308	1,199	89	39	78	(65)	(51)	(2)	5,595
Exclusion of inventory holding (gains) losses		(30)	(47)	(17)					(94)
Exclusion of special items
of which:
Non-recurring (income) charges
Other special (income) charges:	(57)	34	47	1		2	5		32
environmental charges		20	44						64
asset impairments						3			3
gains on disposal of assets	(57)								(57)
provisions to the reserve for contingencies			1	2					3
provision for redundancy incentives		14	5				5		24
other			(3)	(1)		(1)			(5)
Special items of operating profit	(57)	34	47	1		2	5		32
Adjusted operating profit	4,251	1,203	89	23	78	(63)	(46)	(2)	5,533
Net financial (expense) income (*)	(17)	6					53		42
Net income from investments (*)	10	137	47		41	5			240
Income taxes (*)	(2,149)	(467)	(50)	(7)	(32)		(1)	1	(2,705)
Tax rate (%)	50.6	34.7	36.8						46.5
Adjusted net profit	2,095	879	86	16	87	(58)	6	(1)	3,110
of which:
- net profit of minorities									156
- Eni's adjusted net profit									2,954

Eni's reported net profit									2,974
Exclusion of inventory holding (gains) losses									(59)
Exclusion of special items									39
- non-recurring (income) charges
- other special (income) charges									39
Eni's adjusted net profit									2,954

(*)	Excluding special items.

Contents

ENI REPORT ON THE FIRST QUARTER OF 2007

Fourth Quarter 2006

(million euro)	E&P	G&P	R&M	Petrochemical	E&C	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group

Reported operating profit	3,141	1,303	(386)	72	149	(221)	(89)	(12)	3,957
Exclusion of inventory holding (gains) losses		(41)	386	(4)					341
Exclusion of special items
of which:
Non-recurring (income) charges			109	13		62			184
Other special (income) charges:	54	7	39	73	3	82	36		294
environmental charges		2	27			62	11		102
asset impairments	51		13	50	1	12			127
gains on disposal of assets	(7)								(7)
provisions to the reserve for contingencies			4	11					15
provision for redundancy incentives	10	15	30	14	2	1	29		101
other		(10)	(35)	(2)		7	(4)		(44)
Special items of operating profit	54	7	148	86	3	144	36		478
Adjusted operating profit	3,195	1,269	148	154	152	(77)	(53)	(12)	4,776
Net financial (expense) income (*)	(22)	(1)				(7)	87		57
Net income from investments (*)	(18)	97	31	1	47	(1)	1		158
Income taxes (*)	(1,851)	(492)	(64)	(14)	(68)		22	9	(2,458)
Tax rate (%)	58.7	36.0	35.8						49.2
Adjusted net profit	1,304	873	115	141	131	(85)	57	(3)	2,533
of which:
- net profit of minorities									178
- Eni's adjusted net profit									2,355

Eni's reported net profit									1,520
Exclusion of inventory holding (gains) losses									213
Exclusion of special items									622
- non-recurring (income) charges									184
- other special (income) charges									438
Eni's adjusted net profit									2,355

(*)	Excluding special items.

Contents

ENI REPORT ON THE FIRST QUARTER OF 2007

Breakdown of special charges

Fourth Quarter	(million euro)	First Quarter
2006	2006	2007	% Ch.

184	Non-recurring (income) charges
294	Other special charges:	32	(7)	(39)
102	environmental charges	64	17	(47)
127	asset impairments	3	3
(7)	gains on disposal of assets	(57)		57
15	provisions to the reserve for contingencies	3		(3)
101	provision for redundancy incentives	24	10	(14)
(44)	other	(5)	(37)	(32)
478	Special items of operating profit	32	(7)	(39)
5	Net financial (expense) income
1	Net income from investments
	of which:
(73)	gain on Galp Energia SGPS SA (disposal of gas assets to Rede Electrica National)
138	Income taxes	7	2	(5)
	of which:
179	wind-fall tax Algeria
2	legal proceeding in Venezuela	38		(38)
622	Total special items of net profit	39	(5)	(44)

Contents

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock:
euro 4,005,358,876 fully paid
Registro delle Imprese di Roma,
codice fiscale 00484960588
Branches:
San Donato Milanese (MI) - Via Emilia, 1
San Donato Milanese (MI) - Piazza Ezio Vanoni, 1

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.it

Internet Home page: www.eni.it
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e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
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ADR Department
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New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
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Tel. 617-575-4328

Design: Opera
Cover: Grafica Internazionale - Rome
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Digital printing: Mari Group Communications - Rome

Contents

Società per Azioni
Piazzale Enrico Mattei 1 - 00144 Rome
Tel +39.0659821 • Fax +39.0659822141
www.eni.it

Eni

2007 First Quarter Results

Marco Mangiagalli
CFO

May 11th, 2007

Eni

Disclaimer

This presentation contains forward-looking statements regarding future events and the future results of Eni that are based on current expectations, estimates, forecasts, and projections about the industries in which Eni operates and the beliefs and assumptions of the management of Eni. In particular, among other statements, certain statements with regard to management objectives, trends in results of operations, margins, costs, return on equity, risk management and competition are forward-looking in nature. Words such as ‘expects’, ‘anticipates’, ‘targets’, ‘goals’, ‘projects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Therefore, Eni’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, economic conditions globally, the impact of competition, political and economic developments in the countries in which Eni operates, regulatory developments in Italy and internationally and changes in oil prices and in the margins for Eni products. Any forward-looking statements made by or on behalf of Eni speak only as of the date they are made. Eni does not undertake to update forward-looking statements to reflect any changes in Eni’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Eni may make in documents it files with the US Securities and Exchange Commission.

Eni 2

Market Environment

Brent

$/boe
€/boe
70
65
60
55
50
45
40
Q106
Q206
Q306
Q406
Q107

	Δ% Q1 07/Q1 06
$/boe	-6.5%
€/boe	-14.2%

Average European Refining Margin*

$/boe
€/boe
7
6,5
6
5,5
5
4,5
4
3,5
3
2,5
2
1,5
1
Q106
Q206
Q306
Q406
Q107

	Δ% Q1 07/Q1 06
$/boe	+3.7%
€/boe	-4.5%

€/$ Exchange Rate

1,4
1,3
1,2
1,1
Q106
Q206
Q306
Q406
Q107

	Δ% Q1 07/Q1 06
€/$	+9.0%

* FOB Mediterranean market, lead free gasoline. Eni calculations on Platt's Oilgram data

3

Consolidated Results: Net Profit

REPORTED
Million €
ADJUSTED*
-13.0%
-9.3%
2,974
2,588
2,954
2,680
Q1 2006
Q1 2007
Q1 2006
Q1 2007

* Excluding special items and gains (losses) on inventory

4

Consolidated Results: Operating Profit

REPORTED
Million €
ADJUSTED*
-8.8%
-5.1%
5,595
5,105
5,533
5,253
Q1 2006
Q1 2007
Q1 2006
Q1 2007
+4% Net of:
-250 mln mild weather
-200 mln €/$ appreciation
-60 mln prices scenario**

* Excluding special items and gains (losses) on inventory
** Brent , TRC Brent refining margin and Petrochemical margins.

5

E&P: Production Trend

kboe/d
-5.1%
-5.5%
Excluding PSA effect
-0.8%
Excluding Venezuela (-60)
and Nigeria (-27)
1,827
1,734
Q1 06
Q1 07
Brent $/bl
61.8
57.8
Reported
PSA effect
1$/bl: ~ 2 kboe/d

Full year production ~1.77 million boe/d @ ~ 55$/boe

Eni 6

E&P: Operating Profit

HIGHLIGHTS

- Lower volume sold
- Weaker oil prices
- €/$ appreciation
- Higher opex and DD&A
- Higher exploration expenses

REPORTED
Million €
ADJUSTED*
-27.3%
-26.3%
4,308
3,132
4,251
3,132
Q1 2006
Q1 2007
Q1 2006
Q1 2007

Special items & inventory valuation

Q1 2006	Q1 2007
Gains on assets disposal 57	No special items

*** Excluding special items and gains (losses) on inventory**

7

G&P: Natural Gas Volume Sold

Bcm
ITALY
Eni sales
(including self consumption)
-11.6%
19.0
16.8
Q1 2006
Q1 2007
Italian gas demand Q1 07/ Q1 06: -12%
INTERNATIONAL
Associates
Consolidated
-7.2%
11.1
10.3
2.4
8.7
2.3
8.0
Q1 2006
Q1 2007

Overall natural gas sales Q1 07/Q1 06 -10%

8

G&P: Operating Profit

REPORTED
Million €
ADJUSTED*
+36.9%
+39.9%
1,199
1,641
1,203
1,683
Q1 2006
Q1 2007
Q1 2006
Q1 2007

Special items & inventory valuation

Q1 2006

- Inventory gains 30
- Provisions for environmental laws (20)
- Redundancy incentives (14)

Q1 2007

- Inventory losses (40)
- Redundancy incentives (2)

*** Excluding special items and gains (losses) on inventory**

9

G&P: Ebitda Proforma Adjusted

(Million €)

HIGHLIGHTS

- Improved regulatory framework
- €/$ appreciation
- Mild weather condition

+30%
1,461
1,902
246
479
71
665
252
412
88
1,150
International Transportation
Regulated
Powergen
Supply & Marketing
Q1 2006
Q1 2007

* Ebitda pro forma includes: 50% SRG ebitda and pro-quota ebitda contribution from associates

10

R&M: Operating Profit

HIGHLIGHTS

- Lower maintenance activity
- Higher refining throughput
- €/$ appreciation
- Lower contribution from marketing activities in Italy

REPORTED
Million €
ADJUSTED*
-111.2%
+34.8%
89
(10)
89
120
Q1 2006
Q1 2007
Q1 2006
Q1 2007

Special items & inventory valuation

Q1 2006

- Inventory gain 47
- Provisions for environmental laws (44)
- Redundancy incentives (5)
- Others 2

Q1 2007

- Inventory loss (112)
- Provisions for environmental laws (17)
- Redundancy incentives (1)

*** Excluding special items and gains (losses) on inventory**

11

Other Businesses: Adjusted Operating Profit

Million €

	Q1 2006	Q1 2007	Δ %
Petrochemicals	23	122	430
Oilfield services & engineering	78	176	126
Other activities	(63)	(50)	21
Corporate	(46)	(35)	24

Eni 12

Sources and Uses of Cash

SOURCES AND USES OF CASH
Bn €
0.1
6.0
5.9
1.8
0.4
1.4
5.6
5.6
2.7
0.2
0.5
2.0
Q1 2006
Q1 2007
Divestments
Cash Flow from operations
Capex
Buy Back
Others

NET FINANCIAL DEBT
6.8
0.16
3.9
0.09
December 2006
March 2007
Net debt to equity

Eni 13

Capex

Million €
50.2%
2,013
44
248
134
221
1,366
1,340
36
97
95
151
961
Q1 2006
Q1 2007
Other
E&OS
R&M
G&P
E&P

14

Recent Acquisitions: Strategic Rationale

E&P

- Enter hydrocarbon rich regions and strengthen presence in core areas
- Boost growth in the four year plan and beyond
  - 2006-10 CAGR: 4%
- Add valuable resources: over 2 billion boe
- Operatorship
- Exploration potential

R&M

- Improve integration with local refining capacity
- Strengthen existing marketing network

Eni 15

New Gulf of Mexico Assets

- Cash consideration US$ 4,757
- Increase materiality in a key area:
  - 222 million boe 2P reserves
  - From 36 to over 110 kboe/d (effective July 1st 2007)
- Strengthen operatorship in the Gulf of Mexico
- High exploration potential
- EPS and CFPS accretive from 2007

New Orleans
Main Pass
Miocene
Neptune
Rigel
Legacy Fields
Egom
Devil Tower
Thunderhawk
Front Runner
Dominion assets
Production
Exploration
Core Areas
Shelf/State
Deepwater

- **272 Blocks**
  ~ 60% operated
  0.78 Million Net Acres
- **53 Fields**
  70% of 2P reserves
  in 8 fields

Eni 16

Ex Yukos Assets

Industrial Rationale

- Strategic partnership with Gazprom
- Significant breakthrough in Russian upstream
- Access to significant reserves
- Sustain production growth in the long term
- Leverage on operational skills and technology

"SINT" Assets
Gazprom Neft (key areas)
Moscow
Noyabsk
Khanty Mansyisk
Omsk
YAMBURGSKOYE
ZAPOLYARNO
MEDVEZHYE
URENGOISKOYE

Eni 17

Other E&P Recent acquisitions

Congo

Original Oil in place
~ 1.4 Gbl

- Operated activities
- 2P reserves: 126 Mboe
- 2006-10 Double digit production growth
- M'Boundi first quarter 07 proforma production: 23,000 bopd*

Alaska

Beaufort Sea
Nikaitchuq
TAPS

- Operatorship and 70% stake in the Nikaitchuq field
- 2P reserves: 70 Mboe
- First oil 2009

Angola

- 13.6% stake in A-LNG
- New 5 million-ton LNG plant
- Monetize currently untapped reserves

* Production not accounted

18

Acquisition of Downstream Marketing Activities

Transaction Terms

- Closing expected in 3Q2007
- Subject to anti-trust authorities authorization

Industrial Rationale

- Increase integration with local refining capacity
- Strengthen existing marketing network: 102 retail station acquired
- Improve network quality: 4.9 mln lt/y throughput per site
- Enhance products porfolio: Lubricants sales more than doubled and business avio acquired

Financial Impact

- Synergies
- Double digit return

Eni 19

Q & A

Marco Mangiagalli
CFO

May 11th, 2007

Eni 20

Results of Operations

Q4 06	Million €	Q1 06	Q1 07	Δ %
21,416	Net sales from operations	23,584	21,913	(7.1)
3,957	**Operating Profit**	**5,595**	**5,105**	**(8.8)**
(341)	Inventory holding gains (losses)	94	(155)	
4,298	**Replacement Cost Operating Profit**	**5,501**	**5,260**	**(4.4)**
(478)	Special items	(32)	7	
4,776	**Adjusted Operating Profit**	**5,533**	**5,253**	**(5.1)**
52	Net financial income (expense)	42	(133)	
157	Net share of profit from associates (expense)	240	202	(15.8)
4,166	**Profit before income taxes**	**5,877**	**5,174**	**(12)**
(2,468)	Taxation	(2,747)	(2,431)	11.5
59.2%	Tax rate	46.7%	47%	0.6
(178)	Minority interest	(156)	(155)	
1,520	**Net Profit**	**2,974**	**2,588**	**(13)**
(622)	Special items	(39)	5	
(213)	Inventory holding gains (losses)	59	(97)	
2,355	**Adjusted Net Profit**	**2,954**	**2,680**	**(9.3)**

Eni 21

G&P: Adjusted Operating Profit by Activities

HIGHLIGHTS

- Improved regulatory framework
- €/$ appreciation
- Mild weather condition

Million €
+39.9%
1,203
1,683
154
305
39
705
163
286
57
1,177
Q1 2006
Q1 2007
International Transportation
Snam Rete Gas
Powergen
Marketing & Distribution (Italy-abroad)

22

Unrealized Profit in Stocks (UPIS)

Million €

	Q1 2006	Q1 2007
E&P vs R&M	(32)	64
E&P vs G&P	29	39
SnamProgetti vs Eni Group	1	2
Total UPIS	**(2)**	**105**

Eni 23

Eni Share of Profit from Associates

	January – March 2006	January – March 2007
Equity method accounted for	196	180
• Gas transportation abroad	10	14
• EnBw (GVS)	21	8
• Union Fenosa	30	42
• Blue Stream	13	13
• Others	122	103
Dividends	20	18
Disposals	17	3
Others	7	1
Net income from associates	**240**	**202**

Eni 24

G&P Share of Profit from Associates

Million €
-16.1%
137
111
2
24
Q1 2006
115
84
3
28
Q1 2007
Marketing & Distribution
Power
International transportation

25

Consolidated Results: EPS and CFPS

EPS

(Euro per share*)

-12.5%
-3.9% in US$
0.80
0.70
Q1 2006
Q1 2007
-7.6%
+0.1% in US$
0.79
0.73
Q1 2006 Adjusted
Q1 2007 Adjusted

CFPS

(Euro per share*)

-3.7%
+4.9% in US$
1.19
1.15
Q1 2006
Q1 2007
-1.2%
+7.7% in US$
1.18
1.17
Q1 2006 Adjusted
Q1 2007 Adjusted

* Average shares (fully diluted):
Q1 07 3,679 million
Q1 06 3,726 million

Cash Flow calculated as net profit+amortization & depreciation

26

Main Operating Data

Q4 2006		Q1 06	Q1 07	Δ %
1,796	**Hydrocarbon prod.** (kboe/d)	1,827	1,734	(5.1)
159	**Production sold*** (million boe)	160	150	(5.9)
15.7	**Natural gas sales in Italy****(bcm)	19.0	16.8	(11.6)
8.1	**Natural gas sales in Europe***** (bcm)	8.6	7.9	(7.8)
7.5	**Natural gas transported on behalf of third parties in Italy** (bcm)	8.8	8.0	(9.2)
7.8	**Power production sold** (TWh)	7.7	7.6	(1.6)
13.2	**Refined product sales** (mil.ton.)	12.32	12.34	0.2
1.32	**Petrochemical sales** (mil.ton.)	1.41	1.40	(0.5)

* Including Eni's share of production of joint venture accounted for with the equity method
** Including self-consumption
*** Consolidated sales

27

Production Growth by Geographical Area

Thousands boe/d
-5.1%
1,827
359
298
382
541
247
1,734
321
287
337
566
223
Q1 2006
Q1 2007
Rest of World
North Sea
West Africa
North Africa
Italy

Eni
28

Oil & Gas Production

Kboe/d
-5.1%
Italy
Abroad
1,827
247
1,580
Q1 06
-9.7%
-4.4%
1,734
223
1,511
Q1 07
Gas
Liquids
1,827
684
1,143
Q1 06
+2.9%
-9.9%
1,734
704
1,030
Q1 07

Eni 29

Contents

Contents

MISSION

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity

Countries of activity

EUROPE
Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, Netherlands, Norway, Principality of Monaco, Portugal, Romania, Slovakia, Slovenia, Spain, Switzerland, Turkey, United Kingdom

CIS
Azerbaijan, Georgia, Kazakhstan, Russia, Turkmenistan

AFRICA
Algeria, Angola, Cameroon, Chad, Congo, Cote d’Ivoire, Egypt, Gabon, Libya, Mali, Morocco, Mozambique, Nigeria, Tunisia

MIDDLE EAST
Iran, Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates

CENTRAL ASIA
India, Pakistan

SOUTH EAST ASIA AND OCEANIA
Australia, China, East Timor, Indonesia, Malaysia, Papua-New Guinea, Thailand

AMERICAS
Argentina, Brazil, Canada, Ecuador, Mexico, Peru, Trinidad & Tobago, United States, Venezuela

Contents

Ordinary Shareholders’ Meeting of May 23 and 24, 2007

The notice convening the meeting was published on the
Gazzetta Ufficiale of the Republic of Italy
No. 44, section II of April 14, 2007 page 1 to 5

This annual report includes the report of Eni’s Board of Directors and
Eni’s consolidated financial statements for the year ended December 31,
2006, which have been prepared under the International Financial
Reporting Standards (IFRS), as adopted by the European Union.

Disclaimer
This annual report contains certain forward-looking statements in particular under the section “Outlook” regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.
Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

Report of the Directors	4	Profile of the year

	8	Letter to Shareholders

Operating Review
	12	Exploration & Production
	31	Gas & Power
	42	Refining & Marketing
	48	Petrochemical
	51	Engineering & Construction

	54	Financial Review

	82	Other Information

	84	Corporate Governance

	110	Commitment to sustainable development

	126	Glossary

Consolidated Financial Statements
	129	Report of Independent Auditors
	133	Balance sheet
	134	Profit and loss account
	135	Statements of changes in shareholders’ equity
	137	Statements of cash flow
	140	Basis of presentation and accounting principles
	151	Notes to the Consolidated Fnancial Statements
	209	Adjustment of the Consolidated Financial Statements to U.S. GAAP
	214	Additional financial statement disclosures required by U.S. GAAP and the SEC

Contents

ENI ANNUAL REPORT / PROFILE OF THE YEAR

Profile of the year

Results

In 2006 Eni delivered record earnings, up 4.9% from 2005 to euro 9.2 billion; on an adjusted base, earnings were up 12.5% to euro 10.4 billion. This result was driven by continued improvements in performance and consistent execution of Eni’s strategy, in a broadly favorable trading environment.
Total Shareholder Return for the year came in at 14.8%, one of the highest in the industry.

Dividend

2006 record earnings and cash flow, along with a sound balance sheet structure, allow a dividend distribution of euro 1.25 per share, up 13.6% from 2005 (euro 1.10 per share in 2005). Included in this annual payment is euro 0.60 per share already distributed as interim dividend in October 2006. Pay-out stands at 50%.

Oil and natural gas production

Oil and natural gas production for the year averaged 1.77 mmboe/d, up 1.9% compared with 2005. This included the loss of production at the Venezuelan Dación oilfield (down 46 kbbl/d) and lower entitlements in certain Production Sharing Agreements (PSAs) and buy-back contracts (down 21 kbbl/d) due to higher oil and gas prices. Eni delivered its 3% production growth rate based on a $55 per barrel scenario, as announced in the 2006 quarterly production outlook. Libya, Angola and Egypt were the main growth areas.

Proved oil and natural gas reserves

Net proved reserves at December 31, 2006 stood at 6.44 bboe (down 6% compared with December 31, 2005), representing 10 years of remaining production at the current rate. Organic proved additions, as calculated by applying a year-end Brent price of $58.93 per barrel, replaced 65% of production. Assuming Brent is constant at $40 per barrel when determining entitlements in PSAs, the three-year average proved reserve replacement ratio would be 106%.

Contents

ENI ANNUAL REPORT / PROFILE OF THE YEAR

Natural gas sales

Natural gas sales were up approximately 4% to 97.48 bcm due primarily to the growth in sales in a number of target European markets (up approximately 16% in particular in Turkey, Germany/Austria and France) also for the build-up of supplies of natural gas from Libya, partly offset by a decrease in sales in Italy due to mild weather conditions in the fourth quarter of the year.
Sales of liquefied natural gas (LNG) were 9.9 bcm, up 41.4% from 2005.

Strategic agreement with Gazprom

In November 2006, Eni and Gazprom signed a broad strategic agreement. This alliance sets up a long term partnership enabling the two companies to launch joint projects in the mid- and downstream gas sector, in the upstream and in technological cooperation.
A key feature of this deal is the extension of the duration of Russian gas supply contracts until 2035, further strengthening Eni’s supply portfolio.

Expansion strategy: purchase of oil producing and exploratory assets in Congo

In February 2007, Eni defined a deal with the French company Maurel & Prom to acquire producing assets and exploration licenses located onshore in Congo, entailing a cash consideration of $1.4 billion.
The deal is consistent with Eni’s strategy of purchasing proved and unproved reserves and producing assets in legacy countries where Eni can achieve synergies leveraging on its competencies and the availability of facilities.
This transaction is subject to approval by the Congolese authorities.

Exploration activity

In 2006, Eni invested euro 1,348 million in exploratory activities, up 106% from 2005, executing a huge exploration campaign leading to the completion of 68 exploratory wells (36 net to Eni) with a commercial rate of success of 43% (49% net to Eni).
A further 26 wells were in progress as of the year-end.
Eni enhanced its exploration portfolio by acquiring assets in core areas such as North Africa, West Africa, Brazil, Norway and the United States, and in new high-potential basins such as Mali, Mozambique and East Timor. New acreage covers 152,000 square kilometers (99% operated by Eni).

Contents

ENI ANNUAL REPORT / PROFILE OF THE YEAR

Selected consolidated financial data	2004	2005	2006
(euro million)
Net sales from operations		57,545	73,728	86,105
Operating profit		12,399	16,827	19,327
Adjusted operating profit		12,582	17,558	20,490
Net profit		7,059	8,788	9,217
Adjusted net profit		6,645	9,251	10,412
Cash flow from operations		12,500	14,936	17,001
Capital expenditure		7,499	7,414	7,833
Dividends pertaining to the year (a)		3,384	4,086	4,594
Cash dividends		2,828	5,070	4,610
Common stock purchases (gross)		70	1,034	1,241
Research and development costs		257	204	222
Total assets at year end		72,853	83,850	88,312
Debts and bonds at year end		12,684	12,998	11,699
Shareholders’ equity including minority interest at year end		35,540	39,217	41,199
Net borrowings at year end		10,443	10,475	6,767
Net capital employed at year end		45,983	49,692	47,966
Share price at year end	(euro)	18.42	23.43	25.48
Number of shares outstanding at year end	(million)	3,770.0	3,727.3	3,680.4
Market capitalization (b)	(billion euro)	69.4	87.3	93.8

(a)	Amounts due on the payment of the balance of 2006 dividend are estimated.
(b)	Number of outstanding shares by reference price at period end.

Key financial ratios	2004	2005	2006

Profit
- per share (a)	(euro)	1.87	2.34	2.49
- per ADS (b)	($)	4.66	5.81	6.26
Adjusted net profit
- per share (a)	(euro)	1.76	2.46	2.81
- per ADS (b)	($)	4.38	6.12	7.07
Return On Average Capital Employed (ROACE)
- reported	(%)	16.6	19.5	20.3
- adjusted	(%)	15.9	20.5	22.7
Leverage		0.29	0.27	0.16
Dividend pertaining to the year	(euro per share)	0.90	1.10	1.25
Pay-out	(%)	48	46	50
Total shareholder return (TSR)	(%)	28.5	35.3	14.8
Dividend yield (c)	(%)	4.9	4.7	5.0

(a)	Fully diluted. Ratio of net profit and average number of shares outstanding in the year. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(b)	One American Depository Share is equal to two Eni ordinary shares.
(c)	Ratio of dividend for the period and average price of Eni shares in December.

Trading environment indicators	2004	2005	2006

Average price of Brent dated crude oil (a)		38.22	54.38	65.14
Average EUR/USD exchange rate (b)		1.244	1.244	1.256
Average price in euro of Brent dated crude oil		30.72	43.71	51.86
Average European refining margin (c)		4.35	5.78	3.79
Average European refining margin in euro		3.50	4.65	3.02
Euribor - three-month euro rate	(%)	2.1	2.2	3.1
Libor - three-month dollar rate	(%)	1.6	3.5	5.2

(a)	In US per barrel. Source: Platt’s Oilgram.
(b)	Source: BCE.
(c)	In US per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

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ENI ANNUAL REPORT / PROFILE OF THE YEAR

Selected operating data	2004	2005	2006

Exploration & Production
Net proved reserves of hydrocarbons (at December 31)	(mmboe)	7,218	6,837	6,436
- Liquids	(mmbbl)	4,008	3,773	3,481
- Natural gas	(bcf)	18,435	17,591	16,965
Average reserve life index	(year)	12.1	10.8	10.0
Production of hydrocarbons	(kboe/d)	1,624	1,737	1,770
- Liquids	(kbbl/d)	1,034	1,111	1,079
- Natural gas	(mmcf/d)	3,387	3,595	3,966
Gas & Power
Worldwide gas sales	(bcm)	87.03	94.21	97.48
Total gas sales in Europe	(bcm)	85.32	92.50	95.97
- G&P division sales	(bcm)	80.62	87.99	91.90
- Upstream sales (a)	(bcm)	4.70	4.51	4.07
Customers in Italy	(million)	5.95	6.02	6.54
Gas volumes transported in Italy	(bcm)	80.41	85.10	87.99
Electricity production sold	(TWh)	13.85	22.77	24.82
Refining & Marketing
Refining throughputs on own account	(mm tonnes)	37.69	38.79	38.04
Refining throughputs of wholly-owned refineries	(mm tonnes)	26.75	27.34	27.17
Balanced capacity of wholly-owned refineries	(kbbl/d)	504	524	534
Balanced capacity utilization rate	(%)	100	100	100
Sales of petroleum products on Agip branded network in Europe	(mm tonnes)	12.35	12.42	12.48
Agip branded service stations in Europe at period end	(units)	6,225	6,282	6,294
Average throughput of Agip branded network in Europe	(k liters/y)	2,488	2,479	2,470
Petrochemical
Production	(k ton)	7,118	7,282	7,072
Sales	(k ton)	5,187	5,376	5,276
Average capacity utilization rate	(%)	75.2	78.4	76.4
Engineering & Construction
Orders acquired	(euro million)	5,784	8,395	11,172
Order backlog at period end	(euro million)	8,521	10,122	13,191
Employees at period end	(units)	70,348	72,258	73,572

(a)	Does not include Eni’s share of Nigerian LNG (Eni 10.4%) sales in Europe amounting to 1.30; 1.31; 1.55 bcm; in 2004, 2005 and 2006, respectively.

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ENI ANNUAL REPORT / LETTER TO SHAREHOLDERS

Eni’s Board of Directors

Roberto Poli Chairman	Paolo Scaroni CEO

To our Shareholders

2006 was a remarkable year for Eni in terms of both financial performance and operational accomplishments
Our earnings and cash flow were the highest in our history, driven by continued improvements in performance and consistent execution of our strategy in a broadly favourable trading environment.
In particular, we maintained pleasing production growth despite the impact of disruption in Venezuela, achieved several exploration successes, secured access to promising new acreage and further expanded our global natural gas business.
On top of that, we struck a landmark agreement with Gazprom which extends our gas contracts to 2035 and opens up new opportunities for upstream expansion in Russia.

Financial performance
Our reported net profit of euro 9.2 billion in 2006 was the highest in the history of the Company.
Adjusted net profit rose 12.5% to euro 10.4 billion, representing a return on average capital employed of 22.7%. Net cash generated by operating activities totalled euro 17 billion, allowing us to finance capital expenditure of euro 7.8 billion and to reduce our debt/equity ratio to 0.16. Those strong results enabled us to propose a dividend of euro 1.25 per share to our Annual General Shareholders’ Meeting, up 14%	compared to 2005 (euro 1.10 per share), of which euro 0.60 was paid as an interim dividend in October 2006. During the year, we purchased a total of 53.1 million of our own shares for euro 1.2 billion, bringing the total cash returned to shareholders for the year to euro 5.8 billion. Our total shareholder return was 14.8%, making this the fifth year running that we have outperformed our peer group.

Sustaining growth and shareholder return
Growth is at the heart of our strategic priorities.
A strong pipeline of projects and investment opportunities will enable us to achieve our ambitious short and long-term growth targets.
Over the next four years, we will invest euro 44.6 billion in our businesses to ensure our continued growth, also beyond 2010.
This investment program, the largest ever in Eni’s history, will be carried out with tight financial discipline.
The projected free cash flow in 2010 will allow us to sustain the current flow of dividends in real terms, even with a scenario of 40$/bl Brent.

Among Eni’s business divisions, EXPLORATION & PRODUCTION showed the strongest growth.
In 2006, the division’s adjusted net profit increased by 17.7% to euro 7.3 billion. Oil and gas production rose by approximately 2% to 1.77 million boepd.
This increase was entirely organic and was achieved despite the negative impact of the unilateral

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ENI ANNUAL REPORT / LETTER TO SHAREHOLDERS

Alberto Clô Director	Renzo Costi Director	Dario Fruscio Director	Marco Pinto Director

termination of the Dación contract in Venezuela and the adverse entitlement effects in PSAs and buyback contracts due to higher oil prices. Excluding the effect of higher oil prices on PSAs and the termination of the Dación contract, organic production growth was close to an impressive 6%. We are committed to maintaining strong organic production growth.
The company targets a production level of 2 million boepd by 2010, with an average growth rate of approximately 3% per year.

Exploration activity reaped substantial results in 2006, reaching an average success rate of 49% and adding 152,000 sq km of net acreage, 99% operated.
Over the medium term, we are committed to replacing more than 100% of produced reserves.
Development activities are progressing in many fields around the world, including Kashagan, where we expect higher capex and a longer timetable.
However, we have also been able to confirm that the field is capable of higher production levels than previously thought.

We are progressing with the global expansion of the LNG business as a way to monetize our large gas reserve base. Major steps taken in 2006 include the start-up of train five at the Bonny liquefaction plant in Nigeria, where a sixth train will commence operations in 2008, and the signing of a framework agreement for doubling the capacity of the Damietta liquefaction plant in Egypt by 2010.	The growth options we are presently pursuing with our partner Gazprom could potentially enable us to accelerate the achievement of our growth targets.

In GAS & POWER, our strong and integrated position in Europe generates stable and robust earnings and cash flows. Adjusted net profit for the year rose by 12.1% to euro 2.9 billion, supported by an approximately 16% increase in volumes sold in Europe (excluding Italy) to 35 bcm (excluding gas sold by E&P of 4 bcm).
This result was achieved despite stiff competition and mild weather.

Our strategy is based on growing our market share in key European markets, preserving our domestic natural gas business and effectively managing our regulated business. European natural gas demand is forecast to grow steadily in the future, resulting in a cumulative increase of around 45% by 2020 (2.4% per annum).
This, coupled with the decline of Europe’s internal production, means that our continent will become more and more reliant on external supplies to fulfil its gas needs. In this context, Eni is poised to further strengthen its market leadership by leveraging on an unparalleled portfolio of assets in terms of infrastructure, availability of gas – both equity and purchased under long term supply contracts – long-standing relationships with natural gas producing countries, market knowledge and a large customer base. The recent alliance with Gazprom marks a new milestone in our relationship with the largest natural

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ENI ANNUAL REPORT / LETTER TO SHAREHOLDERS

Marco Reboa Director	Mario Resca Director	Pierluigi Scibetta Director

gas producer in the world, and will enable us to reinforce our competitive profile.
By 2010 we are committed to selling more than 105 bcm of gas worldwide, with sales outside Italy expected to grow at an average rate of 10% per year.

Our REFINING & MARKETING division reported an adjusted net profit of euro 629 million, which was 33.4% lower than in 2005 due to the weak refining margin environment, the appreciation of the euro against the dollar and the impact of higher levels of planned maintenance activity.

Looking forward, several trends are emerging in the refining landscape: the adoption of increasingly strict environmental standards, global imbalances in product availability (especially a deficit of diesel fuel in Europe), a relative abundance of heavy crude and the desire to increase efficiency. These are the key drivers of our strategy.

In Refining, Eni will increase its capital expenditure to enhance the refinery conversion rate in order to meet future product quality requirements, produce higher-value products and chemical feedstocks, lower operating costs and increase refinery flexibility in processing low-quality crude oils. In Marketing, we aim to extract full value from our retail business in Italy through a selective investment program, customer-focused marketing initiatives, effective differentiation of pricing, an improved premium-products offer, and operating efficiencies.	In managing our PETROCHEMICAL operations, which reported an adjusted net profit of euro 174 million for 2006, we remain committed to improving efficiency and selectively developing those plants with sufficient scale and a favourable geographic location.
Capital expenditure will be focussed on implementing de-bottlenecking projects, enhancing the efficiency and flexibility of plants in areas of excellence (styrenes and elastomers) and maintaining high standards of health, safety, security and environmental performance.

In ENGINEERING & CONSTRUCTION, adjusted net profit rose by 22% to euro 400 million, reflecting the strong competitive position held by Saipem, also as a result of the integration of Snamprogetti. To cope with rising demand for drilling equipment and oilfield services, Saipem is planning to further expand the geographical reach and operational features of its world-class fleet.

Our relentless commitment to technological research and innovation underscores a fundamental belief that technology is key to increasing our competitive advantage over the long term and promoting sustainable growth. We are conducting research aimed primarily at reducing the costs of finding and recovering hydrocarbons, upgrading heavy oils, monetizing stranded gas and protecting the environment. In particular we are moving forward on our breakthrough technologies: EST (Eni Slurry Technology) for the full exploitation of the heavy barrel, TAP (gas transportation at high pressure) and GTL (gas-to-liquids) for gas monetization.

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ENI ANNUAL REPORT / LETTER TO SHAREHOLDERS

Sustainable development
2006 marks the first year in which Eni has published a Sustainability Report to communicate more effectively with stakeholders. We now have a more coherent approach to sustainability, and are even more committed to managing and developing your company in a responsible and accountable way. Among the various initiatives, our focus is on reducing greenhouse	gas emissions from industrial processes and developing projects to economically exploit flared gas.

In conclusion, 2006 was a very good year for Eni. As well as delivering impressive results, we have worked to create future growth opportunities in all our divisions. We are confident that we can continue to deliver industry-leading growth and superior shareholder returns.

March 29, 2007

In representation of the Board of Directors

Chairman	Chief Executive Officer and General Manager

BOARD OF DIRECTORS (1)	BOARD OF STATUTORY AUDITORS (7)
Chairman	Chairman
Roberto Poli (2)	Paolo Andrea Colombo
Chief Executive Officer	Statutory Auditors
Paolo Scaroni (3)	Filippo Duodo, Edoardo Grisolia, Riccardo Perotta, Giorgio Silva
Directors	Alternate Auditors
Alberto Clô, Renzo Costi, Dario Fruscio, Marco Pinto, Marco Reboa, Mario Resca, Pierluigi Scibetta	Francesco Bilotti, Massimo Gentile

GENERAL MANAGERS	MAGISTRATE OF THE COURT OF ACCOUNTS
Exploration & Production Division	DELEGATED TO THE FINANCIAL CONTROL OF ENI
Stefano Cao (4)	Lucio Todaro Marescotti (8)
Gas & Power Division	Alternate
Domenico Dispenza (5)	Angelo Antonio Parente (9)
Refining & Marketing Division	External Auditors (10)
Angelo Taraborelli (6)	PricewaterhouseCoopers SpA

The composition and powers of the Internal Control Committee, Compensation Committee and International Oil Committee are presented in the section “Corporate Governance” in the Report of the Directors.

(1)	Appointed by the Shareholders’ Meeting held on May 27, 2005 for a three-year period. The Board of Directors expires at the date of approval of the financial statements for the 2007 financial year.
(2)	Appointed by the Shareholders’ Meeting held on May 27, 2005.
(3)	Powers conferred by the Board of Directors on June 1, 2005.
(4)	Appointed by the Board of Directors on November 14, 2000.
(5)	Appointed by the Board of Directors on December 14, 2005, effective from January 1, 2006.
(6)	Appointed by the Board of Directors on April 14, 2004.
(7)	Appointed by the Shareholders’ Meeting held on May 27, 2005 for a three-year period, expiring at the date of approval ot the financial statements for the 2007 financial year.
(8)	Duties assigned by resolution of the Governing Council of the Court of Accounts on July 19-20, 2006.
(9)	Duties assigned by resolution of the Governing Council of the Court of Accounts on May 27-28, 2003.
(10)	Appointed by the Shareholders’ Meeting of May 28, 2004 for the 2004-2006 three year term.

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ENI ANNUAL REPORT / OPERATING REVIEW

Exploration & Production

Key performance indicators	2004	2005	2006 (a)

Net sales from operations (b)	(million euro)	15,346	22,531	27,173
Operating profit		8,185	12,592	15,580
Adjusted operating profit		8,202	12,903	15,763
Adjusted net profit		4,033	6,186	7,279
Capital expenditure		4,853	4,965	5,203
of which: exploration (c)		499	656	1,348
Capital employed, net		17,937	20,206	18,590
ROACE adjusted	(%)	22.7	32.4	37.5
Average realizations
- Liquids	($/bbl)	34.73	49.09	60.09
- Natural gas	($/mmcf)	3.89	4.49	5.29
- Total hydrocarbons	($/boe)	30.40	41.06	48.87
Production
- Liquids	(kbbl/d)	1,034	1,111	1,079
- Natural gas	(mmcf/d)	3,387	3,595	3,966
- Total hydrocarbons	(kboe/d)	1,624	1,737	1,770
Net proved reserves
- Liquids	(mmbbl)	4,008	3,773	3,481
- Natural gas	(bcf)	18,435	17,591	16,965
- Total hydrocarbons	(mmboe)	7,218	6,837	6,436
Reserve life index	(year)	12.1	10.8	10.0
Proved reserve replacement ratio	(%)	105	23	65
Employees at year end	(unit)	7,477	8,030	8,336

(a)	Starting January 1, 2005, Eni's subsidiary Tecnomare has been reported within the Exploration & Production segment. In previous years, it was reported within the aggregate "Other activities".
(b)	Before elimination of intersegment sales.
(c)	Includes exploration bonus.

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ENI ANNUAL REPORT / OPERATING REVIEW

Acquisition of operated assets in Congo
› On February 2007, Eni purchased exploration and production onshore activities operated by Maurel & Prom in Congo, entailing a cash consideration of $1.4 billion. This deal is consistent with Eni’s strategy of purchasing proved and unproved reserves and producing assets in legacy countries where Eni can achieve synergies leveraging on own competencies and the availability of facilities. This transaction is subject to approval by the Congolese authorities

Financial results
› Adjusted net profit was euro 7,279 million, up euro 1,093 million from a year ago (+17.7%), reflecting an enhanced operating profit as a result of higher oil and natural gas realization in dollars combined with increased production volumes sold. These positives were offset in part by higher operating costs and a higher adjusted tax rate

› Return on average capital employed calculated on an adjusted basis was 37.5% in 2006, higher that in 2005 (32.4%)

› In 2006, price differentials between equity realizations and the price of the Brent crude marker were equal to minus $3.63 per barrel, improving from 2005 levels, as a result of appreciation on the market of oil produced in Angola and higher realizations recorded on Kazakh oil. Natural gas prices increased in virtually all areas, reflecting higher prices for oil and products

› Eni invested euro 3.6 billion in the development of oil and natural gas reserves, in particular in Kazakhstan, Angola, Egypt and Italy, and euro 1.4 billion (up 106% compared with 2005) in exploration activities, in particular in Angola, Egypt, Nigeria, the Norwegian offshore and the Gulf of Mexico

Production
› Oil and natural gas production for the year averaged 1.77 mmboe/d, up 1.9% from 2005. This included the loss of production at the Venezuelan Dación oilfield and lower entitlements in certain Production Sharing Agreements (PSAs) and buy-back contracts1 due to higher oil and gas prices. Eni delivered its 3% production growth rate based on a $55 per barrel scenario, as announced in the 2006 quarterly production outlook

› Production increases were driven primarily by start-ups/full production of large gas projects in Libya (achievement of full production at the Bahr Essalam field in the Western Libyan Gas Project), Nigeria (start-up of trains 4 and 5 of the Bonny LNG plant), Egypt (development of offshore reserves in the Nile Delta), Australia (start-up of the gas phase of the Bayu-Undan field), Croatia (start-up of the Ika, Ida and Ivana C-K fields) and liquid production growth in Angola and Libya

› In the medium term, Eni expects to deliver a 3% compound average growth rate from 2007 to 2010, targeting a production level in excess of 2 mmboe/d by 2010

(1)	For a definition of PSA and buy-back contracts see "Glossary" below.

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ENI ANNUAL REPORT / OPERATING REVIEW

Net proved reserves
› Net proved reserves at December 31, 2006 stood at 6.44 bboe (down 6% compared with December 31, 2005), representing 10 years of remaining production at the current rate. Organic proved additions, as calculated by applying a year-end Brent price of $58.93 per barrel, replaced 65% of production. Assuming Brent is constant at $40 per barrel when determining entitlements in PSAs, the three-year average proved reserve replacement ratio would be 106%

› In the medium term, management expects Eni’ s reserve replacement ratio to be supported by the high mineral potential of assets located in core areas such as the Caspian Sea, West and North Africa

Exploration activities and renewal of mineral right portfolio
› Eni carried out several hydrocarbon discoveries, mainly in Indonesia, Egypt, Kazakhstan, Norway, Nigeria, United Kingdom, the Gulf of Mexico, Italy, Angola and Congo. A total of 68 exploratory wells were completed (35.9% net to Eni), with a commercial rate of success of 43% (49% net to Eni). Other 26 wells are in progress as of year-end

› Eni’s exploration portfolio was strengthened through acquisition of assets in both core areas such as Angola, Alaska, Brazil, Congo, Egypt, Nigeria, Norway, Pakistan, the Gulf of Mexico and new countries/areas with a high mineral potential such as Mali, Mozambique and East Timor. Gross acquired acreage extends for approximately 259,000 square kilometers (152,000 net to Eni, 99% operated)

Reserves
Reserve Governance
The Company has adopted comprehensive classification criteria for proved, proved developed and proved undeveloped oil and gas reserves in accordance with applicable U.S. Securities and Exchange Commission (SEC) regulations, as provided for in Regulation S-X, Rule 4-10.
Proved oil and gas reserves are the estimated quantities that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Although authoritative guidelines exist regarding engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”, the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Consequently, the estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revisions may be made to the initial booking of reserves	due to analysis of new information concerning production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity.
Field resources will only be categorized as proved reserves when all criteria for the attribution of proved status has been met, including technical, economic and commercial criteria.
Proved reserves to which Eni is entitled under concession contracts are determined by applying Eni’s share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right that normally coincides with the duration over which a field can be produced economically.
Proved reserves to which Eni is entitled under Production Sharing Agreements or buy-back contracts are calculated so that the sale of production entitlements should cover expenses incurred by the Group to develop a field (cost oil) and on the profit oil set contractually. A similar scheme applies to buy-back and service contracts. In a high oil price environment, the volume of entitlements necessary to cover the same amount of expenses is lower.
Eni has always exercised rigorous control over the booking process of proved reserves. The Reserve

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ENI ANNUAL REPORT / OPERATING REVIEW

Department of the Exploration & Production division, reporting directly to the General Manager, is entrusted with the task of continuously updating the Company’s guidelines concerning reserve evaluation and monitoring the periodic quantification process. Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineers company which has declared their compliance with applicable SEC rules. D&M has also stated that the company guidelines regulate situations for which the SEC rules are less precise, providing a reasonable interpretation in line with the generally accepted practices in international markets.
Eni estimates its proved reserves on the basis of the mentioned guidelines, also when participating in	exploration and production activities operated by other entities. The process for evaluating reserves involves: (i) business unit managers (geographic units) and Local Reserve Evaluators (LRE), who perform the evaluation and classification of technical reserves (production profiles, capital expenditure, operating costs and costs related to asset retirement obligations); (ii) geographic area managers at head offices checking evaluations carried out by business unit managers; (iii) the Reserve Department, providing independent reviews of the fairness and correctness of classifications carried out by business units, who also aggregates worldwide reserve data and calculates equity volumes. Moreover, the Reserve Department has the following responsibilities: to ensure the periodic certification process of reserves, to perform economic evaluation of reserves and to continuously update the Company guidelines on reserves evaluation and classification.
All personnel involved in the process of reserve evaluation are knowledgeable on SEC guidelines for proved reserves classification and have professional abilities adequate to the complexity of the task, expressing their judgment independently and respectful of professional ethics.
Since 1991, Eni has employed qualified independent petroleum engineers companies to perform independent evaluations[2] of its proved reserves on a	rotational basis. In particular, in 2006, a total of 1.4 billion boe of proved reserves was evaluated, representing 21% of Eni’s total proved reserves at December 31, 2006. Outcomes of these independent evaluations confirmed Eni’s evaluations, as they did in previous years. During the 2004-2006 three year period, independent evaluations covered 76% of Eni’s total proved reserves. Further information on reserves is provided in Note 35 to Eni consolidated financial statements – “Supplemental oil and gas information for the exploration and production activities – Oil and natural gas reserves”.

(2)	From 1991 to 2002, DeGolyer and MacNaughton; from 2003, also Ryder Scott.

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ENI ANNUAL REPORT / OPERATING REVIEW

Algeria: Drilling unit

Evolution of proved reserves
Eni’s net proved reserves of oil and natural gas at December 31, 2006 totaled 6,436 mmboe (oil and condensates 3,481 mmbbl; natural gas 2,955 mmboe). These reserves are located in Italy (12% of Eni’s total proved reserves); North Africa (32%; in particular in Libya, Egypt and Algeria); West Africa (17%; in particular in Nigeria and Angola); the North Sea (11%; Norway and the United Kingdom) and Rest of World (28%; in particular in Kazakhstan, Pakistan, Australia and Ecuador).
At December 31, 2006, proved reserves associated with PSAs represented 53% of total proved reserves (48% as at December 31, 2005). Proved reserves associated with service and buy-back contracts represented 2% of all proved reserves at December 31, 2006 (2% at December 31, 2005).
Additions to proved reserves booked in 2006 were 417 mmboe deriving from: (i) extensions and discoveries (161 mmboe), in particular in Kazakhstan, Algeria,	Egypt, Trinidad & Tobago and Libya; (ii) improved recovery (105 mmboe), in particular in Egypt, Angola, Algeria, Kazakhstan and Nigeria; (iii) revisions of previous estimates (up 151 mmboe) related to upward revisions registered in Kazakhstan, Libya and Egypt, offset in part by downward revisions in Nigeria and Ecuador.
The unilateral cancellation of the service contract for the Dación oilfield by the Venezuelan state oil company PDVSA determined a decrease in Eni’s proved reserves of 170 mmbbl (see Venezuela below).
In 2006 Eni’s proved reserves replacement ratio was 65% (38% all sources, including the loss of proved reserves at the Venezuelan Dación oilfield and other disposals) representing 10 years of remaining production at the current rate (10.8 as at December 31, 2005). Considering the adverse entitlement impact in certain PSAs and buy-back contracts resulting from higher oil prices (Brent price was $58.925 per barrel at December 31, 2005) and assuming Brent constant at

Evolution of proved reserves in the year	(million boe)

Net proved reserves at December 31, 2005		6,837
Revisions, extensions and discoveries and improved recovery	417
Production for the year	(646)	(229)
		6,608
Purchase of proved property		(2)
Unilateral cancellation by PDVSA of the contract concerning the Dación field		(170)
Net proved reserves at December 31, 2006		6,436

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ENI ANNUAL REPORT / OPERATING REVIEW

$40 per barrel when determining entitlements in PSAs, the three-year average proved reserve replacement ratio would be 106%.
At December 31, 2006, Eni’s proved developed reserves stood at 4,059 mmboe (oil and condensates 2,144 mmbbl, natural gas 1,915 mmboe) or 63% of total proved reserves (63% at December 31, 2005).

Mineral right portfolio
and exploration activities
As of December 31, 2006, Eni’s mineral right portfolio consisted of 1,029 exclusive or shared rights for exploration and development in 36 countries on five continents for a total net acreage of 385,219 square kilometers (266,000 at December 31, 2005). Of these, 48,273 square kilometers concerned production and development (55,098 at December 31, 2005). Outside Italy net acreage (362,723 square kilometers) increased by 120,775 square kilometers mainly due to the acquisition of assets after international bid procedures in Angola, Australia, Brazil, Congo, Egypt, Morocco, Nigeria, Norway, Pakistan and the United States, as well as in the new countries/areas of Mali, Mozambique and East Timor.
In Italy, net acreage (22,496 square kilometers) declined by 1,557 square kilometers due to releases.

In 2006, a total of 68 new exploratory wells were drilled (35.9 of which represented Eni’s share), as compared to 52 exploratory wells completed in 2005 (21.8 of which represented Eni’s share). Overall commercial success rate was 43% (49% net to Eni) as compared to 39.3% (47.4% net to Eni) in 2005.

Net proved hydrocarbon reserves (a) (b)
Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Change
(mmbbl)	(bcf)	(mmboe)	(mmbbl)	(bcf)	(mmboe)	(mmbbl)	(bcf)	(mmboe)	Ch.	%
2004	2005	2006	2006 vs 2005

Italy	225	3,818	890	228	3,676	868	215	3,391	805	(63)	(7.3)
North Africa	993	6,453	2,117	979	6,132	2,047	998	5,963	2,037	(10)	(0.5)
West Africa	1,056	1,729	1,357	942	1,967	1,285	793	1,929	1,129	(156)	(12.1)
North Sea	450	2,051	807	433	1,864	758	386	1,697	682	(76)	(10.0)
Rest of World	1,284	4,384	2,047	1,191	3,952	1,879	1,089	3,985	1,783	(96)	(5.1)
Total	4,008	18,435	7,218	3,773	17,591	6,837	3,481	16,965	6,436	(401)	(5.9)

(a)	The conversion rate of natural gas from cubic feet to boe is 1,000 cubic feet = 0.1742 barrels of oil.
(b)	Includes Eni's share of proved reserves of equity-accounted entities (36 mmboe in 2006).

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Production
In 2006 oil and gas production averaged 1,770 kboe/d, up 32 kboe from 2005 or 1.9%, despite the impact of the production loss in the Dación oil field in Venezuela (down 46 kboe/d) and of adverse entitlement effects (down 21 kboe/d) in PSAs and buy-back contracts due to higher oil prices. Libya, Egypt, Nigeria, Australia and Croatia were the main growth areas in natural gas, while oil production increased in Angola and Libya. Declines in production were attributable to mature fields and technical problems in Nigeria due to social unrest. Production outside Italy covered 87% of the total (85% in 2005).
Daily oil and condensates production for the year (1,079 kbbl/d) increased mainly in: (i) Angola due to the production ramp-up at the Kissanje and Dikanza fields in Phase B of the development of Kizomba in Block 15 (Eni's interest 20%) and the start-up of the Benguela/Belize/Lobito/Tomboco fields in Block 14 (Eni's interest 20%); (ii) Libya, due to the ramp-up of the Bahr Essalam offshore field (Eni's interest 50%) as part of the Western Libyan Gas Project and the El Feel

Hydrocarbon production (a) (b)
Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Change
(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	Ch.	%
2004	2005	2006	2006 vs 2005

Italy	80	1,098.3	271	86	1,002.9	261	79	907.6	238	(23)	(8.8)
North Africa	261	681.6	380	308	988.8	480	329	1,299.6	555	75	15.6
Egypt	94	607.4	200	90	706.3	213	85	812.3	227	14	6.6
Libya	89	45.9	97	120	254.3	164	144	452.0	222	58	35.4
Algeria	86	17.7	88	86	14.1	88	88	21.2	91	3	3.4
Tunisia	12	10.6	15	12	14.1	15	12	14.1	15
West Africa	285	176.6	316	310	190.7	343	322	282.5	372	29	8.5
Nigeria	134	155.4	161	123	165.9	152	106	247.2	149	(3)	(2.0)
Angola	78	10.6	80	122	17.7	124	151	24.7	156	32	25.8
Congo	72	10.6	74	65	7.1	67	65	10.6	67
Gabon	1		1
North Sea	203	603.9	308	179	600.4	283	178	596.8	282	(1)	(0.4)
Norway	102	236.6	143	96	243.7	138	98	243.7	140	2	1.4
United Kingdom	101	360.2	164	83	356.7	145	80	353.1	142	(3)	(2.1)
Netherlands		7.1	1
Rest of world	205	826.3	349	228	812.3	370	171	879.3	323	(47)	(12.7)
Australia	21		21	21	3.5	22	18	49.4	26	4	18.2
China	5		5	7		7	6	10.6	8	1	14.3
Croatia		35.3	6		42.4	7		67.1	12	5	71.4
Ecuador	19		19	17		17	15		15	(2)	(11.8)
Indonesia	4	173.0	34	3	137.7	27	2	116.5	23	(4)	(14.8)
Iran	9		9	35		35	29		29	(6)	(17.1)
Kazakhstan	54	194.2	88	64	222.5	102	64	229.5	103	1	1.0
Pakistan	1	257.8	46	1	275.5	49	1	289.6	51	2	4.1
United States	25	109.5	44	19	74.2	33	21	63.6	32	(1)	(3.0)
Trinidad & Tobago		56.5	10		56.5	10		53.0	9	(1)	(10.0)
Venezuela	67		67	61		61	15		15	(46)	(75.4)
Total	1,034	3,386.7	1,624	1,111	3,595.1	1,737	1,079	3,965.9	1,770	33	1.9

(a)	Includes natural gas consumed in operations (283, 247, 212 mmcf/d, in 2006, 2005 and 2004, respectively).
(b)	Includes Eni's share of production of equity-accounted entities.

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field (Eni's interest 23.3%). Production decreased in Venezuela, Nigeria, despite obtaining full production at the Bonga field in OML 118 permit (Eni's interest 12.5%) and Italy due to technical problems occurred at the FPSO unit in the Aquila field and to production declines of mature fields.
Daily production of natural gas for the year (3,962 mmcf/d) increased mainly in: (i) Libya, due to the reaching of full production at the Bahr Essalam offshore field (Eni's interest 50%); (ii) Egypt, for full production/start-up of the Barboni, Baltim North, and Anshuga fields and the increase in the number of production wells at the el Temsah 4 platform in the offshore of the Nile Delta and increased supplies to the Damietta liquefaction plant (Eni's interest 40%); (iii) Nigeria, due to increased supplies to the Bonny LNG plant (Eni's interest 10.4%) related to the start-up of trains 4 and 5; (iv) Australia, due to the start-up of supplies to the Darwin liquefaction plant linked to the Bayu Undan liquid and gas field (Eni's interest 12.04%); (v) Croatia, due to the start-up of the Ika, Ida and Ivana C-K fields (Eni's interest 50%) in the Adriatic offshore. These increases were offset in part by a decline registered in Italy resulting from the production decline of mature fields.
Oil and gas production sold amounted to 625.1 mmboe. The 20.8 mmboe difference over production (645.9 mmboe) reflected volumes of gas consumed in operations (18.4 mmboe).
Approximately 68% of oil and condensate production sold (391.1 mmbbl) was destined to Eni’s Refining & Marketing segment; 40% of natural gas production sold (1,346 bcf) was destined to Eni’s Gas & Power segment.

Main exploration and development projects

NORTH AFRICA
Algeria Main discoveries for the year were: a) in onshore Block 403a (Eni’s interest 100%), the appraisal wells Rom N2 and N3 found oil at a depth of about 3,300 meters; b) in onshore Block 404a (Eni’s interest 25%), the BBKS-1 discovery well showed the presence of oil at a depth of 3,160 meters which yielded 700 barrels/d in test production; the appraisal well BBKSE-1 showed the presence of oil at a depth of about 3,200 meters and confirmed the eastward extension of the BBKS structure.

The main ongoing development projects are: (i) the ROM flaring down project (Eni’s interest 100%), targeting a 90% decrease in current volumes of flared gas at the ROM satellite center, in accordance with

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Egypt: Abu Rudeis field, Production unit

Algerian law; (ii) the ROM and ZEA Integrated Development project (Eni’s interest 100% and 75%, respectively), aiming at developing reserves recently confirmed by the appraisal work by means of water re-injection to support pressure in field. Peak production is expected at 21 kbbl/d (12 net to Eni) in 2010; (iii) El Merk Synergy project with start-up expected in 2010. Leveraging on synergies with the development of reserves in Block 208, 212, 405a and 404, the project provides for the construction of a central facility which will produce stabilized oil, condensates and NGL with an initial level of production at 144 kboe/d (19 net to Eni) in 2010. In 2006, 85% of basic engineering work was completed.
Algeria is currently reviewing the fiscal regime applicable to oil companies. With regard to the legislative text already enacted, fiscal terms applicable to existing PSAs to which foreign oil companies are parties have not been directly modified. Nevertheless, Sonatrach, the State oil company is currently bearing higher taxation on behalf of foreign oil companies.
On this basis, Sonatrach intends to renegotiate the economic terms of certain PSAs to which Eni or other Eni co-venture partners are party. According to Sonatrach, renegotiation of contractual terms is necessary in order to restore the initial economics of such contracts. At present, management is not able to foresee the final outcome of such renegotiations. In addition, the Algerian parliament with the Decree No. 06-440 of December 2, 2006 enacted the procedure, the application framework and the calculation methodology of a windfall tax charged to foreign oil companies as approved by the local Government. Effective August 1, 2006, said windfall tax applies to the extent that oil prices exceed $30 per barrel and foresees rates ranging from 5 to 50% depending on the share of production to which a foreign company is entitled and the contractual scheme in force with Sonatrach. In 2006, the application of such tax entailed higher current taxation and a deferred tax charge for a total of euro 328 million impacting Eni’s accounts.

Egypt Main discoveries for the year were in: a) offshore Abu Rudeis permit (Eni’s interest 100%) the Abu Rudeis Marine 4 discovery well showing the presence of liquids at a depth of over 3,000 meters; the well was linked to existing production facilities; b) onshore West Razzak permit (Eni’s interest 80%) the Aghar SW-1X discovery well showed the presence of high quality liquids at a various levels at a depth between 1,800 and 2,300 meters; c) offshore West Baltim permit (Eni’s interest 100%) the Meret 1 and 2 discovery wells showed the presence of natural gas and condensates at various levels at depth between 1,500 and over 3,000 meters; d) offshore Thekah permit (Eni 50%) the Thekah North 1 discovery well showed the presence of natural gas at a depth between 1,350 and 1,650 meters; the well was linked to existing production facilities; e) onshore Meleiha permit (Eni’s interest 56%) the Lotus North 1-X discovery well showed the presence of oil at a depth of over 2,000 meters and has started to produce.
The Nada Ne 1-X discovery well showed the presence of oil and natural gas at a depth of 1,900 meters in the same area and has started to produce.
Development activities are underway in the offshore area of the Nile Delta: (i) in the North Port Said concession (Eni’s interest 100%), the Anshuga gas field was linked to the production facilities of the nearby Nouras field by means of a sea line, starting production

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in October 2006. Peak production is expected at 17.7 mmcf/d net to Eni. This and other ongoing development activities aim at maintaining the current gas production level of 459 mmcf/d net to Eni; (ii) in the Ras el Barr concession (Eni’s interest 50%), engineering activities are underway for the development of gas reserves in the offshore Taurt field. This project provides for the drilling of seven wells which are expected to be linked to existing onshore treatment facilities. Production is expected to start in 2008.
A second development step of the Ha’py field was completed. Ongoing development activities aim at maintaining the current gas production level of 177 mmcf/d net to Eni; (iii) in the el Temsah concession (Eni operator with a 50% interest), gas and condensates production started at the Temsah NW 2 platform. Ongoing development activities aim at reaching peak production of 111 kboe/d (33 net to Eni) in 2008. Main projects include the development of reserves at the Denise field and its satellites through existing facilities at Denise A installed on the TNW 2 platform.

As part of the expansion plan of the Damietta LNG plant, Eni and its partners signed a framework agreement in June 2006 for doubling the capacity of the Damietta liquefaction plant by means of the construction of a second train with a treatment capacity of 268 bcf/y of gas corresponding to approximately 5 mmtonnes/y of LNG for a twenty-year period starting in 2010. This project is expected to support the ramp-up of Eni’s natural gas production in the Nile Delta, targeting supplies of 88 bcf/y.
Eni is currently supplying 53 bcf/y to the first train for a twenty-year period.

Libya Main discoveries for the year were in: a) offshore Block NC 41, the T1 discovery well showed the presence of oil at a depth of 2,800 meters; b) onshore concession 82-10 (Eni’s interest 50%), the KK4-82/ST3 discovery well showed the presence of oil at a depth of 5,000 meters.
As part of the Western Libyan Gas project (Eni’s interest 50%), less than one year after the start-up of the offshore Bahr Essalam field located in the NC-41 permit, drilling activity was completed with 26 production wells linked to the Sabratha platform. Production from Bahr Essalam and Wafa fields is processed at the onshore Mellitah plant on three trains fully operational in 2006. Export of natural gas leverages on the GreenStream gasline, delivering 240 bcf in 2006. This gasline is expected to become fully operational in 2007, exporting some 283 bcf (equal to 77 mmcf/d) supplied to third parties on the Italian natural gas market under long term contracts. In addition, 71 bcf of production gas per year will be sold on the Libyan market. The El Feel field (Eni’s interest 33%) reached peak production at 150 kbbl/d supported by available processing capacity at the Mellitah plant.
As part of development activities in the Bouri Est Area, four producing wells were successfully drilled and linked to existing facilities.

Mali In November 2006, Eni purchased five onshore exploration licenses (Eni operator with a 50% interest) from the companies Baraka Mali Operations Limited and Baraka Mali Ventures Limited, covering a gross acreage of 193,000 square kilometers. Blocks are located in the central part of the Taodueni Basin, a completely unexplored and high potential basin according to recent studies. The life span of this exploration license was fixed at four years.
In March 2007, this operation was approved by Malian Authorities.

Tunisia Main discoveries for the year were in: a) Larish concession (Eni’s interest 50%), the Larish SE-1 well found oil at a depth of about 3,000 meters and was linked to existing production facilities; b) Adam concession (Eni operator with a 25% interest), the Karma-1 well showed an oil formation at a depth of 3,617 meters, which confirmed it as a high potential basin; c) in Bordj el Kadra concession (Eni operator with a 50% interest), the Nakhil-1 discovery well showed the presence of high quality oil at a depth of approximately 4,000 meters.

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WEST AFRICA
Angola Main discoveries for the year were in: a) the development concessions deriving from former Block 15 (Eni’s interest 20%), the Tchihumba 2 appraisal well confirmed the presence of oil at a depth of about 3,000 meters; b) Block 14K/A IMI unit (Eni’s interest 11.5%), where the Lianzi discovery was made, appraisal activities conducted in the area confirmed the presence of hydrocarbon layers at a depth over 3,000 meters; c) offshore Block 14 (Eni’s interest 20%), the Lucapa 1 discovery well found oil and natural gas at a depth of about 1,200 meters.
In May 2006, following an international bid procedure, Eni was awarded the role of operator in the exploration license of offshore Block 15/06 (Eni’s interest 35%).
This Block is located in an area with great exploration potential, covering a gross acreage of approximately 3,000 square kilometers. The exploration plan envisages drilling of eight wells during a five-year period and an option for extending the license period over a further three-year period and the drilling of three additional wells. In November 2006, Eni signed the relevant Production Sharing Contract (PSC) with the State oil company Sonangol.
In 2006, production started at Benguela/Belize and Lobito/Tomboco fields in Block 14 (Eni’s interest 20%), in January and June, respectively. Joint development of these fields was performed by installing a compliant piled tower provided with treatment facilities for Benguela/Belize and an underwater connection to this tower for Lobito/Tomboco. Peak production at 158 kbbl/d (20 net to Eni) is expected in 2009 upon completion of the drilling program.

Development of the Banzala oil field in Block 0 in Cabinda (Eni’s interest 9.8%) moved forward with the installation of a production platform and drilling of producing and water injection wells. Production is expected to start in the first quarter of 2007 and to peak at 27 kbbl/d (3 net to Eni) in 2009.
An intense campaign to develop reserves in Block 15 (Eni’s interest 20%) is underway: (i) in March 2006, development of the Mondo and Saxi/Batuque oil fields started as part of Phase C of the development of reserves in the Kizomba deep offshore area. A common development strategy is expected to be deployed in both projects, envisaging the installation of an FPSO vessel. Production is expected to start in the first quarter and in second quarter of 2008, respectively. Peak production at 100 kbbl/d (18 net to Eni) is expected in both projects in 2009; (ii) in December 2006, development of the Marimba oil field started with the drilling of producing wells which will be connected to existing facilities in Kizomba A. Peak production is expected in 2008 at 39 kboe/d (7 net to Eni).
Development activities at the Landana and Tombua oil fields in Block 14 offshore (Eni’s interest 20%) progressed with the drilling of producing wells, one of which has already been started up in June 2006. A few production wells, one of which was started-up in June 2006 shall be linked to existing facilities at Benguele/Belize-Lobito/Tomboco. Peak production at 130 kbbl/d (22 net to Eni) is expected in 2010.

Congo A discovery was made in the Mer Très Profond Sud permit (Eni’s interest 30%) with the Aurige Nord Marine – one well yielding 5 kbbl/d of oil in test production.
In February 2007, Eni acquired certain onshore exploration and production assets operated by Maurel & Prom, entailing a cash consideration of $1,434 million. This transaction includes the producing fields of M’Boundi (48.6%) and Kouakouala A (66.7%), the production concession of Kouakouala B (50%) as well as most of the interests in the Le Kouilou (50%) exploration permit which are subject to a pre-emption right in favor of Burren Energy, partner of Maurel & Prom. Eni and Burren Energy reached an agreement providing for Burren Energy's waiver of the exercise of its pre-emption right and Eni's divestiture to the English oil company of a 5.5% interest in the M'Boundi concession and a 2% stake in the Le Kouilou exploration permit under the same economic terms as the acquisition from Maurel & Prom, for an amount of $154 million. Eni retains the operatorship and participating interests of 43.1% and 48% in the M'Boundi concession and Le Kouilou exploration permit, respectively.

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Nigeria: Drilling unit

The transaction is subject to approval by the Congolese authorities.
In May 2006, Eni signed a Protocole d’Accord to exploit natural gas reserves in the Marine XII permit, in order to ensure supplies to a power station.
In February 2007, Eni signed an agreement providing for a swap of interests in exploration blocks located in India and in Congo. Within this agreement, Eni acquired a 34% interest in the MN-DWN-2002/1 block, located off the coast of Eastern India, covering an acreage of approximately 10,000 square kilometers at a maximum water depth of over 2,000 meters. The MN-DWN-2002/1 block lies in a high mineral potential basin where significant oil and gas discoveries have already been made. Eni’s partner in this initiative (ONGC Videsh, an Indian oil company) acquired a 20% interest in the Mer Très Profonde Nord exploration block (Eni operator with a 60% interest), located off the coast of Congo from Eni. In June 2006, the offshore Litanzi field (Eni’s interest 35%) started production, peaking at 4 kboe/d (1.4 net to Eni).
Development activities at the Awa Palouku and Ikalou-Ikalou Sud field are underway. Production is expected to start in 2008 peaking at 13 kboe/d net to Eni in 2009.

Nigeria Several successful appraisal wells were drilled in the year: a) in OML 118 offshore block (Eni’s interest 12.5%) with the Bonga North 2 well, drilled at a depth of 3,560 meters; b) in OML 120 offshore block (Eni’s interest 40%) with the Oyo 2 Dir well, drilled at a depth of 1,700 meters; c) in OPL 219 block (Eni’s interest 12.5%), with the Bolia 4 well drilled at a depth of 3,600 meters; d) in the OML 28 (Eni’s interest 5%) with the Kolo Creek 39 well.

The Forcados/Yokri oil and gas fields (Eni’s interest 5%) are currently under development offshore and onshore the Niger Delta. Development is expected to be completed in 2007 as a part of the integrated project aiming at providing natural gas supplies to the Bonny liquefaction plant. Offshore production facilities have been installed. The onshore project provides for the upgrading of the Okri and North/South Bank flowstations and the realization of a gas compressor plant.

Eni holds a 10.4% interest in the Bonny liquefaction plant located in the eastern Niger Delta. In 2006, the fifth train started operations, increasing plant capacity to 17 mmtonnes/y of LNG (812 bcf/y of natural gas feedstock). A sixth train with production capacity of 4.1 mmtonnes/y is under construction with start-up expected in 2008; the seventh unit is being engineered. When fully operational total capacity will hit approximately 30 mmtonnes/y, corresponding to a feedstock of 1,448 bcf/y. Development initiatives for ensuring natural gas supplies to the plant regard Blocks OML 60, 61, 62 and 63 (Eni’s interest 20%). When the 6-train plant is fully operational, Eni is expected to supply 268 mmcf/d of equity gas (47 kboe/d), of these 169 mmcf/d (30 kboe/d) from Eni’s interest in NAOC JV and 99 mmcf/d (17 kboe/d) from Eni’s interest in SPDC JV. Engineering activities to build a new LNG plant in Brass, with liquefaction capacity of 10 mmtonnes/y on two trains, are underway. In September 2006, Eni signed a Shareholder Agreement with the partners of this project. Project sanction is expected in 2008, with start-up expected in 2011. Supplies to the plant will come from associated upstream projects targeting 50% of gas feedstock requiremets.

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North Sea: Saipem 7000

In March 2007, Eni obtained the role of operator with a 48% interest in the OPL 135 permit. The exploration plan envisages research for and development of oil and natural gas reserves in the proximity of existing facilities and the Kwale/Okpai power station where Eni is operator.

NORTH SEA
Norway Main discoveries for the year were: a) in the Prospecting License 229 (Eni operator with a 65% interest), three appraisal wells of the Goliath discovery confirmed the presence of hydrocarbons at a depth between 1,017 and 1,853 meters; b) in the Prospecting License 128 (Eni’s interest 11.5%), a gas formation was discovered at a depth of 3,000 meters; c) in the Prospecting License 134 (Eni’s interest 30%), an appraisal well of the Morvin discovery confirmed the presence of oil at a depth between 4,600 and 4,900 meters.
In February 2006, following an international bid procedure, Eni was awarded offshore Block 6607/11-122D (Eni’s interest 20%) in the Halten Terrace basin, near the Maruk discovery (Eni operator with a 20% interest,) covering a gross acreage of 7 square kilometers.
In March 2006, following an international bid procedure, Eni was awarded offshore Blocks 7124/6, 7125/4 and 5 in the Prospecting License 393 (Eni’s interest 30%), covering a gross acreage of 525 square kilometers, in the Barents Sea. Exploration plans envisage the drilling of a well in the first three years of the license.
In September 2006, Eni purchased further interests in two exploration licenses off the coast of Norway: (i) in the Prospecting License 221 (Eni’s interest 30%) where the Victoria gas discovery is located, representing a technological challenge due to the high pressure and high temperature conditions of the reservoir; (ii) in the Prospecting License 264 (Eni’s interest 40%) where the Hvitveis gas discovery is located.
In January 2007, following an international bid procedure, Eni was awarded offshore Block 6506/9-6507/7 (Eni’s interest 30%).
Ongoing development activities are focused primarily on hydrocarbon bearing structures located near the Kristin field (Eni’s interest 8.25%). Development of the Tyrihans field (Eni’s interest 6.23%) is expected to be profitable through synergies with the Kristin production facilities. In July, the development plan was sanctioned; relevant contracts for building infrastructure and production facilities are being awarded. Production is expected to start in 2009, in coincidence with the expected production decline of Kristin which will make spare capacity available to process production from Tyrihans.

United Kingdom Main discoveries for the year were in: a) the P/011 permit in Block 30/06a (Eni’s interest 33%) in the central section of the North Sea an appraisal well was drilled at a depth between 4,500 and 5,100 meters confirming the presence of hydrocarbons; b) the P/672 permit in Block 30/02c (Eni’s interest 7%) in the central section of the North Sea, a discovery of a natural gas and condensate bearing layer was made at a depth of 5,000 meters; this well was linked to the production facilities of the nearby Jade field (Eni’s interest 7%).
In March 2006, production started at the offshore gas and condensate Glenelg field (Eni’s interest 8%), developed by means of the facilities of the nearby Elgin Franklin production platform (Eni’s interest 21.87%). In 2006 production totaled 12 kboe/d (1 net to Eni).
Development activities are nearing completion at the Blane field in Block 30/3a (Eni’s interest 18%).

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United States (Gulf of Mexico): The Allegheny production platform

Production at 12 kboe/d (2.2 net to Eni) is expected to start in the first half of 2007.

REST OF WORLD
Australia In offshore Block WA-25-L (Eni operator with a 65% interest), the Woollybutt-5 appraisal well confirmed the presence of oil at a depth of 2,865 meters.
In June 2006, development started at the offshore Blacktip gas and liquids field (Eni’s interest 100%) located in the WA-279-P Block at a water depth of 50 meters in the Bonaparte basin, south of the Australian coast. This project envisages the installation of a production platform approximately 100 kilometers from the mainland and construction of an onshore treatment plant with a capacity of 46 bcf/y. Start-up is expected in January 2009. Under a 25-year agreement signed with the Darwin Power & Water Utility Co, a total amount of 706 bcf of natural gas is expected to be supplied with an option for further volume increases.
In February 2006, the first shipment of LNG was delivered to two Japanese operators from the Darwin liquefaction plant with a capacity of 3.5 mmtonnes/y of LNG (equivalent to approximately 173 bcf/y of natural gas). This plant is linked by means of a 500-kilometer long pipeline to the liquids and gas Bayu Undan field located at a water depth of 80 meters in permits JPDA 03-12 and JPDA 03-13 in the waters of the international cooperation zone between Australia and East Timor (Eni’s interest 12.04%).

Brazil In January 2006, following an international bid procedure, Eni was awarded a six-year exploration license in Block BM Cal-14, acting as operator. Gross acreage extends over approximately 700 square kilometers in the deep waters of the Camamu-Almada basin.
In November 2006, following an international bid,

Eni was awarded offshore Block S-M-857 (Eni’s interest 100%), covering a gross acreage of 700 square kilometers, in the deep waters of the Santos basin. The assignation of blocks has not yet been completed.

Croatia In the offshore Ivana concession (Eni’s interest 50%) the Ana 1 and Vesna 1 discovery wells identified the presence of natural gas at a depth between 650 and 1,200 meters.
Ivana C/K platforms and Ika and Ida fields started production as part of the development of the natural gas reserves of the Ivana concession. Production from these fields is gathered at the Ivana K platform from which is sent to the Garibaldi K platform to be sold on the Italian market, through a 67-kilometer long pipeline. Production from these four fields is currently flowing at 152 mmcf/d (49 net to Eni). At the end of 2006, production at the Katarina field started by means of two platforms linked to existing transport facilities.

East Timor In May 2006 following an international bid procedure Eni was awarded the operatorship of five exploration licenses (Eni’s interest 100%) covering contract areas A, B, C, E and H with a gross acreage of about 12,183 square kilometers located in the deep offshore between the Timor island and the international cooperation zone between East Timor and Australia. Relevant Production Sharing contracts were signed.

Kazakhstan Eni is single operator with an 18.52% interest of the North Caspian Sea PSA. Such contract regulates activity in the relevant contractual area where the Kashagan field was discovered, which is deemed to be the most important discovery in the world in the past thirty years. The development plan of this field was sanctioned in February 2004, entailing a three-phase development scheme to produce from 7 to 9 bbbl of recoverable reserves, extendable to 13 bbbl through partial gas reinjection.

The first development phase is progressing leveraging on the use of the most advanced techniques in order to cope with high pressures in the reservoir, the presence of high concentration of hydrogen sulphide and harsh environmental conditions. By the end of 2006, works had been completed corresponding to 59% of the initial scope, with the total amount of contracts awarded at $10.6 billion. Drilling activities and completion of development wells from the two artificial islands already installed have been progressing. In addition, three rigs, two of which being of the most advanced class, were installed on said islands. Three development wells were completed yielding high rates of productivity under test phase.
Production start-up is currently scheduled for the third quarter of 2010 as compared to an initial forecast

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indicating a start-up in 2008, due also to the need on part of Eni to perform certain studies to define measures intended to enhance the overall level of safety and operability of facilities. As a result of said reconfiguration completed by year-end, the onshore design has been confirmed, while certain enhancements have been identified offshore which do not alter the original development concept. These enhancements are expected to be included in the development plan and implemented. Estimated capital expenditure to reach the 300 kbbl/d production target in first development phase stands currently at $19 billion, representing a remarkable increase over the approved budget of $10.3 billion in real terms 2007, sanctioned in 2004. This cost increase was driven by: (i) a cost increase of materials and services driven by sector-specific inflation and a negative impact due to a weakening US dollar; (ii) an underestimation of costs to conduct offshore operations in shallow/ultra shallow waters where the Kashagan field is located due to a lack of benchmarks, also reflecting technical and logistic issues and environmental constraints; (iii) the enhancements to the original layout of offshore facilities. Based on the high level of productivity yielded by the first three development wells, management currently expects a full field production plateau of 1.5 mmbl/d, representing a 25% increase from the original target envisaged by the development plan.
Evaluation activities of the discoveries made in the contractual area covered by the North Caspian Sea PSA made some good progress. A first appraisal well of the Kairan discovery was successfully drilled. Drilling of a second appraisal well of the Kalamkas discovery yielded productive results that emphasize the good productivity of the reservoir and a much larger extension of said discovery as compared to the initial estimate.
At the Karachaganak field (Eni co-operator with a 32.5% interest), good well performance and high yields of gas treatment and injection plants allowed: (i) to ship an average of 43,900 bbl/d net to Eni to the terminal of the North Caspian Pipeline Consortium at Novorossiysk on the Black Sea; (ii) to sell approximately 78 bcf of natural gas, net to Eni, in Russia.
In July 2006, a first cargo of oil was delivered to Odessa and Primorsk via the Atyrau-Samara pipeline, marking the start-up of the Baltic route for the export of production to Western markets.
Maintenance activities have been continuing targeting the support of the current liquid production plateau. During the year, new wells were drilled and an upgrading of liquid treatment facilities was sanctioned envisaging the construction of a fourth unit. Such new capacity is expected to increase export of production volumes which were previously marketed on local Russian markets, resulting in an enhancement of prices realizations.

Mozambique In March 2006, following an international bid tender, Eni obtained the exploration license for Area 4, located in the deep offshore of the Rovuma Basin. This block covers a gross area of 17,646 square kilometers in an unexplored geological basin with great mineral potential according to surveys performed. In December 2006, Eni signed the relevant exploration contract.

Pakistan In February 2006, following an international bid procedure, Eni was awarded the operatorship of four exploration licenses relating to Block Rjar/Mithi - zone I and Thar/Umarkot - zone III. These blocks are located in the East Sindh near the border with India and cover a gross area of about 9,900 square kilometers.
In March 2006, an expansion plan of the Bhit and Badhra operated permits was sanctioned, envisaging the construction of a third train for increasing treatment capacity of the Bhit plant also enabling to process Badhra field gas production. In the Zamzama field construction of a new treatment plant is underway.

United States - Gulf of Mexico Main discoveries for the year were: a) in Mississippi Canyon Block 546 (Eni’s interest 50%), the Longhorn appraisal well confirmed the presence of natural gas at a depth of about 3,900 meters; b) in Mississippi Canyon Block 502 (Eni’s interest 100%), the Longhorn North discovery well showed the presence of natural gas at a depth of 3,400 meters. A feasibility study to develop this discovery is underway.
The Allengheny South (Eni’s interest 100%) and North Black Widow (Eni’s interest 25.19%) fields started production as part of activities to develop reserves in the Gulf of Mexico.

United States - Alaska In November 2006, Eni started an exploration campaign in the onshore Rock Flour area (Eni’s interest 100%). The approved plan provides for the drilling of three wells.
In March 2006, following an international bid procedure, Eni was awarded 11 exploration blocks near Rock Flour.
Eni signed an agreement with a partner for a swap of interests in 64 exploration blocks (Eni’s interest 60%) located in the Beaufort Sea, offshore North Alaska. Based on this agreement, Eni is entitled to 140 exploration blocks (50% of which operated). Exploration plans provide for 3D seismic surveys and drilling of an exploration well by 2010.

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United States (Gulf of Mexico): The Allegheny production platform

In January 2006, the development plan of the offshore Oooguruk field in the Beaufort Sea started. Production is expected to start at the end of 2007 with production peaking at 17 kboe/d (over 5 net to Eni) in 2010. Drilling activities in Nikaitchuq field (Eni’s interest 30%), located in the Beaufort Sea, are underway.

Turkey In June 2006, construction licenses for the Samsun-Ceyhan pipeline were assigned to the Turkish company Çalik Enerji, partnering Eni in this initiative (both with a 50% stake). This pipeline is expected to bypass the Turkish Straits of Bosphorus and Dardanelles, enabling delivery of oil produced in the Caspian region to the Ceyhan commercial hub on the Mediterranean coast. This new infrastructure will be 550 kilometer long with a maximum transport capacity of 1.5 mmbbl/d of oil, corresponding to approximately 75 mmtonnes/y and will represent a more efficient and environment friendly alternative as compared to the option of transporting oil by ship through the Bosphorus and Dardanelles straits. Construction activities started in second half of 2006.

Venezuela In January 2006, following an international bid procedure, Eni was awarded a thirty year long exploration license for the Cardon IV Block (Eni’s interest 50%) in joint venture with an international oil company. This Block is part of the Rafael Urdaneta project for the development of natural gas reserves in an area of about 30,000 square kilometres in the Gulf of Venezuela.
In May 2006, a first development phase of the Corocoro field in Gulf of Paria West Block (Eni’s interest 26%) started with some drilling work. A second development phase is expected to be designed based on the results achieved in the first one as regards well production rate and field performance under water and gas injection.

Production is expected to start in 2007.
With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. On November 2006, Eni commenced a proceeding before the International Centre for Settlement of Investment Disputes (ICSID) Tribunal (i.e. a tribunal acting under the auspices of the ICSID Convention and being competent pursuant to the Treaty) to claim its rights. In fact, a bilateral investments treaty is in place between the Netherlands and Venezuela (the “Treaty”). Despite this action, Eni is still ready to negotiate a solution with PDVSA to obtain a fair compensation for its assets. Based on the opinion of its legal consultants, Eni believes to be entitled to a compensation for such expropriation in an amount equal to the market value of the OSA before the expropriation took place. The market value of the OSA depends upon its expected profits. In accordance with established international practice, Eni has calculated the OSA’s market value using the discounted cash flow method, based on Eni’s interest in the expected future hydrocarbon production and associated capital expenditures and operating costs, and applying to the projected cash flow a discount rate reflecting Eni’s cost of capital as well as the specific risk of concerned activities. Independent evaluations carried out by a primary petroleum consulting firm fully support Eni’s internal evaluation. The estimated net present value

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of Eni’s interest in the Dación field, as calculated by Eni, is higher than the net book value of the Dación assets which consequently have not been impaired. In accordance with the ICSID Convention, a judgement by the ICSID Tribunal awarding compensation to Eni would be binding upon the parties and immediately enforceable as if it were a final judgement of a court of each of the States that have ratified the ICSID Convention. The ICSID Convention was ratified in 143 States. Accordingly, if Venezuela fails to comply with the award and to pay the compensation, Eni could take steps to enforce the award against commercial assets of the Venezuelan Government almost anywhere those may be located (subject to national law provisions on sovereign immunity). In 2005 and in the first quarter of 2006, oil production from the Dación field averaged approximately 60 kbbl/d and booked reserves at December 31, 2005 amounted to 175 mmbbl.
On February 26, 2007, the President of Venezuela enacted a decree providing for the transformation of certain strategic partnerships operating in the petroleum region of Orinoco (Faja) and certain agreements to conduct risk shared exploration activities into a regime of “empresa mixta” within six months from publication of said decree. Under the new regime, a company incorporated under the law of Venezuela is expected to be entitled to relevant mineral rights and to conduct petroleum operations. A stake of at least 60% in the capital of such company is expected to be held by an affiliate of PDVSA, preferably Corporación Venezuelana de Petróleo. Such decree could impact Eni’s activities in Venezuela, as Eni’ s subsidiary Eni Venezuela

BV holds a stake in a joint venture operating the Gulf of Paria West Block, located in the Orinoco delta as outlined above. However, management is currently unable to assess such impact, as terms and conditions regulating the participation of foreign companies to an “empresa mixta” have not yet been agreed upon.

Italy Main gas discoveries for the year were made in: a) the onshore San Polito concession in Emilia, the Longanesi 1 well, at a depth of 2,540 meters; b) the offshore of Sicily (GR.13.AG permit, Argo 1 well, Eni’s interest 60%) at a depth between 1,350 and 1,520 meters; c) the Adriatic Sea (AR.95.EA permit, Benedetta 1 well) at a depth of 2,090 meters which yielded 145 kcm/d of gas in test production; d) the onshore of Sicily (San Teodoro permit, Borgo Giuliano 1 well) at a depth of about 2,000 meters.
Development activities concerned in particular: (i) optimization of producing fields by means of sidetracking and infilling (Barbara A/H, Daria, Basil and Anemone for gas and Rospo for oil); (ii) continuation of drilling and upgrading of producing facilities in the Val d’Agri. The main oil reserves development project is Miglianico, located onshore in the Abruzzi Region. Production is expected to start in the second half of 2008. This project provides for the construction of facilities intended to treat production volumes of oil, to be delivered to logistic structures of the Refining & Marketing Division, and to desulfurize production volumes of gas to be input into the Italian natural gas transportation network.

Capital expenditure	(million euro)	2004	2005	2006	Change	% Ch.

Acquisition of proved and unproved property		301	152	(149)	(49.5)
Italy			139
North Africa			10
West Africa		60
Rest of World		241	3
Exploration	499	656	1,348	692	105.5
Italy	51	38	128	90	..
North Africa	90	153	270	117	76.5
West Africa	70	75	471	396	..
North Sea	66	126	174	48	38.1
Rest of World	222	264	305	41	15.5
Development	4,310	3,952	3,629	(323)	(8.2)
Italy	378	411	403	(8)	(1.9)
North Africa	1,358	1,007	701	(306)	(30.4)
West Africa	865	889	864	(25)	(2.8)
North Sea	338	385	406	21	5.5
Rest of World	1,371	1,260	1,255	(5)	(0.4)
Other	44	56	74	18	32.1
	4,853	4,965	5,203	238	4.8

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Development of onshore gas fields is nearing completion at: (i) Tea, Arnica, Lavanda in the Adriatic offshore where start-up of production is expected in 2007. In 2006, a production platform and linkage facilities have been installed; (ii) Candela, where start-up is expected in 2007; (iii) certain gas fields in Sicily: Pizzo Tamburino, scheduled for the second half of 2007 with expected production of 0.5 kboe/d, Samperi 1, which started in 2006 with a production peak of approximately 1 kboe/d, and recovery of additional reserves of Fiumetto concession, where start-up is expected in the first half of 2007 peaking at 600 boe/d.

Capital expenditure
In 2006, capital expenditure of the Exploration & Production segment amounted to euro 5,203 million and concerned mainly development expenditure, directed mainly outside Italy, in particular in Kazakhstan, Angola and Egypt. Development expenditure in Italy concerned in particular the continuation of drilling development wells, the completion of work for plant and infrastructure in Val d’Agri and sidetrack and infilling actions in mature areas. Exploration expenditure, of which 90% was directed outside Italy, concerned in particular Angola, Egypt, Norway, Nigeria and the Gulf of Mexico. In Italy exploration concerned essentially the offshore of Sicily, the Po Valley and the Adriatic Sea.

As compared to 2005, capital expenditure increased by euro 238 million, up 4.8%, due to the increase in exploration expenditure mainly in Egypt and Nigeria. These effects were offset in part by lower development expenditure resulting essentially from the completion of relevant projects in Libya (Bahr Essalam), Nigeria (trains 4 and 5 of the Bonny LNG plant) and the purchase of an additional 1.85% interest in the Kashagan field in the first half of 2005 (euro 169 million).

Storage
Natural gas storage activities are performed by Stoccaggi Gas Italia SpA (“Stogit”) to which such activity was conferred on October 31, 2001 by Eni SpA and Snam SpA, in compliance with Article 21 of Legislative Decree No. 164 of May 23, 2000, which provided for the separation of storage from other activities in the field of natural gas.
Storage services are provided by Stogit through eight storage fields located in Italy, based on 10 storage concessions vested by the Ministry of Productive Activities.
In 2006, the share of storage capacity used by third parties was 46%. From the beginning of its operations, Stogit markedly increased the number of customers served and the share of revenues from third parties; the latter, from a non significant value, passed to 42%.

2004	2005	2006

Available capacity
Modulation and mineral	(bcm)	7.5	7.5	8.4
- share utilized by Eni	(%)	47	44	54
Strategic	(bcm)	5.1	5.1	5.1
Total customers	(units)	39	44	38
Customers of modulation and mineral services	(units)	29	35	38

Regulatory framework
Storage code
With Resolution No. 220/06, the Italian Authority for Electricity and Gas approved the storage code proposed by Stoccaggi Gas Italia on the basis of the framework and criteria established by Resolution No.119/05 (“Adoption of guarantees for free access to natural gas storage services, duties of subjects operating storage activities and rules for the preparation of a storage code”).
This code disciplines access to and provision of storage services during normal operational conditions, regulates procedures for conferring storage capacities,

fulfilment of obligations concerning operating programming and fees to be charged to customers.
The code has been in force since November 1, 2006, as of the beginning of the storage cycle.
The storage company offers services, on economic conditions and according to an access priority established by the Italian Authority for Electricity and Gas as follows:
(i) services which the storage company is obliged to offer consisting of: modulation storage services, mineral storage services, and strategic storage services.
(ii) operating balancing services of transport companies, including hourly modulation.

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The modulation storage service is finalized to satisfy daily, seasonal and eloinare demand peak modulation needs. Final clients consuming less than 200,000 cm on an annual basis are entitled to a priority when satisfying their modulation requirements. To that end, the storage company makes available its capacity for space, injection and offtake on an annual basis in accordance with its storage code.
The mineral storage service is finalized to allow natural gas producers to perform their activity under optimal operating conditions, according to criteria determined by the Ministry of Economic Development.
The strategic storage service is destined to satisfy certain obligations of natural gas importers from countries not belonging to the EU in accordance with Art. 3 of Legistlative Decree No. 164/2000. The relevant storage capacity dedicated to this service is determined by the Ministry of Economic Development.

Determination of tariffs
According to Resolution No. 50/06 of the Italian Authority for Electricity and Gas (“Criteria for the determination of tariffs for natural gas storage services”), the storage company calculates revenues for the determination of unit tariffs for storage services by adding the following cost elements:
i) a return on the capital employed by the storage company equal to 7.1% (8.33% in the first regulated period). The Resolution confirmed the mechanisms for the evaluation of net capital employed established in the prior regulatory period;
ii) technical and economic depreciation charges;
iii) operating costs.

In the years following the first year of the new regulated period, reference revenues are updated to take account of variations of capital employed and the impact of the indexation of depreciation charges and operating costs to consumer price inflation lowered by a preset rate of productivity recovery.
Storage tariffs are articulated as follows:
i) a unit fee for the use of space;
ii) a unit fee for the use of injection capacity;
iii) a unit fee for the use of offtake capacity;
iv) a unit fee for gas volumes handling;
v) a unit fee for having such volumes of gas available as necessary to fulfil strategic storage obligations on part of interested operators.

Applicable regulation provides for incentives to capital expenditure intended to develop and upgrade storage capacity by recognizing an additional rate of return of 4% on the basic rate to capital expenditure projects aiming at developing new storage deposits and increasing existing capacity. Such incentives are applicable for a sixteen-year period and an eight-year period, respectively.

Fees charged for balancing activities
and storage restoration
Fees deriving from balancing activities and restoration of strategic volumes offtaken are regulated by certain prescriptions from the Italian Authority for Electricity and Gas providing for repartition of such fees among customers of storage services until the 2005-2006 thermal year.
Resolution No. 50/2006 changed such regime by establishing that such fees cover revenues deriving from new investment.

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Gas & Power

Key performance indicators	2004	2005	2006

Net sales from operations (a)	(million euro)	17,302	22,969	28,368
Operating profit		3,428	3,321	3,802
Adjusted operating profit		3,448	3,531	3,882
Adjusted net profit		2,290	2,552	2,862
Capital expenditure		1,451	1,152	1,174
Adjusted capital employed, net		18,383	18,898	18,864
ROACE adjusted	(%)	12.6	13.7	15.1
Worldwide gas sales	(bcm)	87.03	94.21	97.48
Total gas sales in Europe		85.32	92.50	95.97
- G&P division sales		80.62	87.99	91.90
- Upstream sales (b)		4.70	4.51	4.07
Customers in Italy	(million units)	5.95	6.02	6.54
Gas volumes transported in Italy	(bcm)	80.41	85.10	87.99
Electricity production sold	(terawatthour)	13.85	22.77	24.82
Employees at year end	(units)	12,843	12,324	12,074

(a)	Before elimination of intersegment sales.
(b)	Does not included Eni’s share of sales made by Nigeria LNG (Eni’s share 10.4%) in Europe amounting to 1.30, 1.31 and 1.55 bcm in 2004, 2005 and 2006 respectively.

Strategic agreement with Gazprom
› In November 2006, Eni and Gazprom signed a broad strategic agreement. This agreement strengthens a long term partnership between the two companies and represents a fundamental step towards the security of energy supplies to Italy. Key features of this deal are the extension of the duration of Gazprom gas supply contracts to Eni until 2035, further strengthening Eni’s supply portfolio and the pursuing of joint initiatives in the upstream sector. Gazprom is expected to enter the Italian market by selling volumes of gas starting in 2007. Gazprom will obtain the availability of such volumes by means of a corresponding reduction in volumes previously supplied to Eni

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Financial results
› The Gas & Power business confirmed its ability to generate strong and stable performances. The adjusted net profit rose euro 310 million to euro 2,862 million compared to 2005 (up 12.1%) reflecting primarily higher selling margins on natural gas sales, a lower impact of Resolution No. 248/2004 of the Italian Authority for Electricity and Gas, a growth in natural gas volumes sold, volumes transported for the coming on line of the GreenStream gasline and electricity production sold

› Return on average capital employed was 15.1% on an adjusted basis in 2006 (13.7% in 2005)

› Capital expenditure totalled euro 1,174 million and related essentially to development and maintenance of Eni’s transport and distribution networks in Italy, the finalization of the upgrading plan of electricity generation capacity and the start up of the upgrading plan of import gaslines

Operating results
› Natural gas sales were up approximately 4% to 97.48 bcm primarily reflecting a growth in sales in a number of target European markets (up approximately 16% in particular in Turkey, Germany/Austria, France) also for the build-up of supplies of natural gas from Libya, partly offset by a decrease in sales in Italy due to mild weather conditions in the fourth quarter of the year

› Electricity production sold was 24.82 terawatthour, up 9% compared with 2005 reflecting the ramp-up of new production capacity

Other developments
› As a part of its development strategy of the natural gas distribution and sale businesses by means of regional alliances, Eni and its local authority partners defined the Toscana project with the establishment of a regional distribution company, managed by Eni and boasting 1.6 million users and a regional selling company controlled by Eni boasting 600 thousand clients and 1.1 billion cubic meters of annual sales

NATURAL GAS

Supply of natural gas
In 2006, Eni’s Gas & Power segment supplied 89.27 bcm of natural gas, with an increase of 6.71 bcm from 2005, up 8.1%. Natural gas volumes supplied outside Italy (79.06 bcm) represented 89% of total supplies of fully consolidated subsidiaries (87% in 2005) with a 7.23 bcm increase from 2005 (up 10.1%), primarily reflecting the reaching of full volumes of supplies from Libyan fields (up 2.79 bcm), higher purchases from the Netherlands (up 1.99 bcm), from Russia to the Turkish market (up 1.21 bcm) and via LNG (1.01 bcm). In addition, supplies from Croatia increased (up 0.43 bcm) due to the ramp-up of new production from Eni-operated natural gas fields in the Adriatic offshore. The main declines concerned purchases from Algeria (down 0.74 bcm) and extra Europe supplies. Supplies in Italy (10.21 bcm) declined by 0.52 bcm, down 4.8%, from 2005, due to a production decline of Eni’s natural gas fields.

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In 2006, natural gas volumes input to storage deposits owned by Stoccaggi Gas in Italy and Gaz de France in French territory and in Austria were 3.01 bcm, compared to net offtakes of 0.84 bcm in 2005.

TAKE-OR-PAY
In order to meet the medium and long-term demand for natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. Specifically, following the strategic agreement with Gazprom signed on November 14, 2006, effective from February 1, 2007, Eni extended the duration of its gas supply contracts with Gazprom until 2035, bringing the residual average life of its supply portfolio to approximately 23 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of approximately 62.4 bcm/y of natural gas by 2010.
Despite the fact that an increasing portion of natural gas volumes purchased under said contracts has been sold outside Italy, management believes that in the long term unfavorable trends in the Italian demand and supply for natural gas, also due to the possible implementation of all publicly announced plans for the construction of new supply infrastructure, and	the evolution of Italian regulations of the natural gas sector, represent risk factors to the fulfilment of Eni’s obligations in connection with its take-or-pay supply contracts.

Sales of natural gas
Natural gas sales (97.48 bcm, including own consumption, Eni’s share of affiliates sales and upstream sales in Europe) were up 3.27 bcm from 2005, or about 4%, due to higher sales in the rest of Europe (4.9 bcm, up approximately 16%), higher supplies of natural gas to Eni’s wholly-owned subsidiary EniPower for power generation (up 0.59 bcm, or 10.6%), offset in part by lower sales by fully consolidated subsidiaries in Italy (down 1.53 bcm, or 2.9%).
In an increasingly competitive market, natural gas sales of fully consolidated subsidiaries in Italy (50.94 bcm) declined by 1.53 bcm from 2005, due to lower supplies related to mild weather conditions in the fourth quarter, negatively affecting sales volumes to the power generation segment (down 0.93 bcm), wholesalers (down 0.51 bcm) and residential and commercial users (down 0.4 bcm) , offset in part by higher sales to the industrial sector (up 0.26 bcm). Sales under the so-called gas release[1] (2 bcm) increased by 0.05 bcm from 2005.

(1)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 bcm of natural gas (2.3 bcm) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network.

Supply of natural gas	(bcm)	2004	2005	2006	Change	% Ch.

Italy	11.30	10.73	10.21	(0.52)	(4.8)
Russia for Italy	20.62	21.03	21.3	0.27	1.3
Russia for Turkey	1.60	2.47	3.68	1.21	49.0
Algeria	18.86	19.58	18.84	(0.74)	(3.8)
Netherlands	8.45	8.29	10.28	1.99	24.0
Norway	5.74	5.78	5.92	0.14	2.4
Hungary	3.56	3.63	3.28	(0.35)	(9.6)
Libya	0.55	3.84	6.63	2.79	72.7
Croatia	0.35	0.43	0.86	0.43	100.0
United Kingdom	1.76	2.28	2.5	0.22	9.6
Algeria (LNG)	1.27	1.45	1.58	0.13	9.0
Others (LNG)	0.70	0.69	1.57	0.88	..
Other supplies Europe	0.12	1.18	1.85	0.67	56.8
Outside Europe	1.21	1.18	0.77	(0.41)	(34.7)
Outside Italy	64.79	71.83	79.06	7.23	10.1
Total supplies	76.09	82.56	89.27	6.71	8.1
Offtake from (input to) storage	0.93	0.84	(3.01)	(3.85)	..
Network losses and measurement differences	(0.53)	(0.78)	(0.50)	0.28	(35.9)
Available for sale of Eni's own companies	76.49	82.62	85.76	3.14	3.8
Available for sale of Eni's affiliates	5.84	7.08	7.65	0.57	8.1
Total available for sale	82.33	89.70	93.41	3.71	4.1

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Own consumption[2] was 6.13 bcm, up 0.59 bcm or 10.6%, reflecting primarily higher supplies to EniPower due to the coming on stream of new generation capacity.
In 2006, natural gas sales of fully consolidated subsidiaries in the rest of Europe increased by 4.49 bcm to 27.93, or 19.2%, reflecting a growth in: (i) sales under long-term supply contracts to Italian importers (up 2.57 bcm) for the progressive reaching of full supplies from Libyan fields; (ii) supplies to the Turkish market (up 1.22 bcm); (iii) Germany and Austria (up 0.84 bcm) essentially due to increased spot sales to Gaz de France and higher supplies to other industrial operators and wholesalers; (iv) France (up 0.42 bcm) relating to higher supplies to industrial operators. These increases were partly offset by a decrease in sales in Hungary (down 0.29 bcm) and Northern Europe (down 0.1 bcm).
Sales of natural gas by Eni’s affiliates in the rest of Europe, net to Eni and net of Eni’s supplies, amounted to 6.88 bcm, up 0.4 bcm with Unión Fenosa Gas posting the major increase, and concerned: (i) GVS (Eni’s interest 50%) with 2.94 bcm; (ii) Unión Fenosa Gas

(Eni’s interest 50%) with 2.17 bcm; and (iii) Galp Energia (Eni’s interest 33.34%) with 1.65 bcm.

(2)	In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

Natural gas sales	(bcm)	2004	2005	2006	Change	% Ch.

Italy (*)	50.08	52.47	50.94	(1.53)	(2.9)
Wholesalers (selling companies)	13.87	12.05	11.54	(0.51)	(4.2)
Gas release	0.54	1.95	2	0.05	2.6
End customers	35.67	38.47	37.40	(1.07)	(2.8)
Industries	12.39	13.07	13.33	0.26	2.0
Power generation	15.92	17.6	16.67	(0.93)	(5.3)
Residential	7.36	7.8	7.4	(0.40)	(5.1)
Own consumption (*)	3.7	5.54	6.13	0.59	10.6
Rest of Europe (*)	21.54	23.44	27.93	4.49	19.2
Outside Europe	1.17	1.17	0.76	(0.41)	(35.0)
Total sales to third parties and own consumption	76.49	82.62	85.76	3.14	3.8
Sales of natural gas of Eni’s affiliates (net to Eni)	5.84	7.08	7.65	0.57	8.1
Italy (*)		0.07	0.02	(0.05)	(71.4)
Rest of Europe (*)	5.3	6.47	6.88	0.41	6.3
Outside Europe	0.54	0.54	0.75	0.21	38.9
Total sales and own consumption (G&P)	82.33	89.7	93.41	3.71	4.1
Upstream in Europe (a)	4.7	4.51	4.07	(0.44)	(9.8)
Worldwide	87.03	94.21	97.48	3.27	3.5
Gas sales in Europe	85.32	92.5	95.97	3.47	3.8
G&P in Europe (*)	80.62	87.99	91.9	3.91	4.4
Upstream in Europe (a)	4.7	4.51	4.07	(0.44)	(9.8)

(*)	Market sectors denoted with an asterisk are included in "G&P in Europe".
(a)	Does not include Eni's share of sales made by Nigeria LNG (Eni's share 10.4%) in Europe amounting to 1.30, 1.31 and 1.55 bcm in 2004, 2005 and 2006, respectively.

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Unión Fenosa Gas sold 0.45 bcm in international markets, in particular in Japan (0.27 bcm) and South Korea (0.09 bcm), as new market opportunities arose allowing to optimize selling margins.

Transport and regasification of natural gas
In 2006, volumes of natural gas input in the national grid (87.99 bcm) increased by 2.89 bcm from 2005, up 3.4%, primarily reflecting higher volumes input to storage. Eni transported 30.9 bcm of natural gas on behalf of third parties in Italy, up 0.68 bcm from 2005, or 2.3%.
In 2006, the LNG terminal in Panigaglia (La Spezia) regasified 3.13 bcm of natural gas (2.49 bcm in 2005), discharging 96 tanker ships (79 in 2005). The increase	in volumes regasified reflected a higher availability of LNG on the market.

Development projects
LNG Egypt
Eni, through its interest in Unión Fenosa Gas, owns a 40% stake in the Damietta liquefaction plant producing approximately 5 mmtonnes/y of LNG equal to a feedstock of 7.6 bcm/y of natural gas. In June 2006, the partners of the project (Unión Fenosa Gas, the Spanish-Egyptian company SEGAS an affiliate of Unión Fenosa Gas, State owned Egyptian companies EGAS and EGPC, and oil producers Eni and BP) defined terms and conditions for doubling the plant capacity by means of another treatment train. Expected capital expenditure amounts to

Gas volumes transported (a)	(bcm)	2004	2005	2006	Change	% Ch.

Eni	52.15	54.88	57.09	2.21	4.0
On behalf of third parties	28.26	30.22	30.9	0.68	2.3
Enel	9.25	9.9	9.67	(0.23)	(2.3)
Edison Gas	8.00	7.78	8.8	1.02	13.1
Others	11.01	12.54	12.43	(0.11)	(0.9)
	80.41	85.1	87.99	2.89	3.4

(a)	Include amounts destined to domestic storage.

approximately $1.5 billion; start-up is expected by 2010. For further information about the upstream section of the project see “Exploration & Production - Main exploration and development projects”.
The project also foresees the construction of two tankers each with a capacity of 155,000 cm.

LNG Spain
In April 2006, the Sagunto regasification plant with a capacity of 6.7 bcm/y started operations near Valencia. Eni, through Unión Fenosa Gas, holds a 21.25% interest in this plant. At present, Eni’s share of regasification capacity amounts to 1.6 bcm/y of gas. A capacity upgrading plan has been sanctioned targeting a 0.8 bcm/y capacity increase by 2009. Relevant works started in the second half of 2006.
Eni through Unión Fenosa Gas also holds a 9.5% interest in the El Ferrol regasification plant, located in Galicia, under construction and expected to be completed by the first half of 2007, targeting a treatment capacity of approximately 3.6 bcm/y, 0.4 bcm/y being Eni’s share.

Marketing actions in Germany and France
In 2006, Eni began to supply the German company Wingas under a long-term contract, envisaging 1.2	bcm/y of natural gas. The gas is delivered at Eynatten at the German-Belgian border.
Marketing activities targeting an increase in natural gas sales in Germany and the pursuit of new opportunities arising from the ongoing liberalization process have been started.
In 2006, Eni started direct sales of natural gas in the French market with a new branch in Paris. New industrial and wholesaler clients were acquired; sales for the year hit the 1 bcm level.
Supplies to the French company EDF ramped up, in execution of the long term supply contract signed in July 2005.

Galp
On March 29, 2006, an eight-year agreement among Galp partners became effective addressing the joint management of the company. Galp partners include Eni, Amorim Energia (a privately held Portuguese company in which Sonangol, the national oil company of Angola, holds a minority stake), Rede Electrica Nacional (REN), and Caixa Geral de Depositos (a primary Portuguese financial institution). On September 26, 2006, in accordance with the

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Italy (Gela): GreenStream - Gas terminal

agreement, Galp’s regulated activities comprising a high pressure network, storage sites and a regasification terminal located in Sines were spinned-off and sold to REN which exited Galp capital on October 18, 2006.
On October 24, 2006, the Portuguese State divested part of its stake in Galp through an IPO. At the same time, Galp shares were registered on the national Portuguese stock exchange.
The shareholders of Galp post-IPO are: Eni (33.34%), Amorim Energia (33.34%), the Portuguese State (7.00%), Iberdrola (4%), Caixa (1%) and Setgas (0.04%); floating shares represent 21.28 % of the share capital.

Upgrade of import gaslines
Eni started implementing the upgrading plan of the natural gas import gaslines TTPC from Algeria and TAG from Russia.

TTPC - Algeria
The transport capacity of the TTPC gasline from Algeria is expected to be increased by 6.5 bcm/y of which a 3.2 bcm/y portion is planned to come on line on April 1, 2008, and a 3.3 bcm/y portion on October 1, 2008. Capital expenditure is expected at euro 450 million, increasing the amount initially budgeted in 2005 due to cost overruns and revisions of the engineering of the project. When the upgrading is fully operational, the gasline will deploy a transport capacity of 33.5 bcm/y.
A corresponding capacity on the TMPC downstream gasline is already available. TMPC crosses underwater the Sicily channel. The first portion of the TTPC upgrade was assigned to third parties in November 2005.	The procedure to assign the second portion was closed in February 2007.

TAG - Russia
The transport capacity of the TAG gasline from Russia is expected to increase by 6.5 bcm/y coming on line on October 1, 2008. Expected capital expenditure amounts to euro 253 million; Eni’s share of this expenditure is 94%. A 3.2 bcm portion of the upgrade was assigned to third parties in February 2006 and the procedure assigning the residual portion has been defined.
At the beginning of 2007, a previously implemented upgrade of this gasline came on line in order to allow the build up of the fourth supply contract from Russia. As a result, the gasline transport capacity increased from 33 to 37 bcm/y. The ongoing upgrading plan is expected to increase the gasline transport capacity to 44 bcm/y by 2009.

GreenStream - Libya
Eni plans to upgrade the GreenStream import gasline from Libya in order to expand volumes input in the national transport network by 3 bcm/y. Said upgrade is expected to come on line by 2011 and to entail an expenditure of euro 84 million.
When the ongoing plan of upgrading the TTPC and TAG gasline is fully operational and taking into account the full capacity of the GreenStream gasline from Libya currently in place (8 bcm/y), a total of approximately 21 bcm/y of new import capacity will be available to third parties on the basis of non-discriminating procedures of allocation (17.7 bcm of this new capacity have already been allocated to third parties).

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Italy (Panigaglia): Regasification terminal

Regasification terminal
Eni plans to build a new regasification terminal located off the Adriatic coast and to increase the capacity of the Panigaglia plant. These two projects are expected to upgrade the import capacity to Italy by 8 and 4.5 bcm/y, respectively, when fully operational. The planned start-up is expected by 2013 and 2014, respectively. The capital expenditure expected for the offshore regasification project amounts to approximately euro 800 million. In 2006, preliminary studies were performed in order to screen potential sites where the terminal may be located and on the configuration of the plant.

Agreement between Eni and Gazprom
On November 14, 2006, Eni and Gazprom signed a broad strategic agreement. This agreement sets up an international alliance enabling the two companies to launch joint projects in the mid and downstream gas, in the upstream and technological cooperation. This agreement is a major step towards the security of energy supply to Italy.

i) Midstream and downstream gas
The duration of Russian gas supply contracts to Eni is extended until 2035, confirming that Eni is presently the world’s single largest customer of Gazprom. Through this agreement, starting from 2007, Gazprom is expected to sell increasing volumes of gas directly on the Italian market, building up to some 3 bcm in 2010 and to maintain such level in subsequent years for the duration of said long term supply contract. Volumes expected to be sold by Gazprom will be subtracted from volumes supplied to Eni under the fourth long-term supply contract. In 2007, Eni expects to reduce its supplies from Gazprom by 1 bcm, and Gazprom to sell approximately 1 bcm under this scheme.

ii) Upstream
Eni and Gazprom have identified major projects (companies and assets) in Russia and outside Russia that will be jointly pursued by the two partners. Eni and Gazprom have agreed to work with each other on an exclusive basis on these projects, which are expected to be finalized by the end of 2007.

iii) Technological cooperation and development
Eni and Gazprom will sign specific agreements in the following areas:
  long-distance gas transportation. In this sector Eni and Snam Rete Gas will provide their know-how and expertise, including proprietary transport technology TAP (high pressure transmission) for the development of Russia’s gas transportation system;
  development of LNG projects for the global gas market.

Agreement between Eni and Nigeria LNG
Eni signed a twenty-year sale and purchase agreement with Nigeria LNG (NLNG) Limited for the purchase of 1.375 mmtonnes/y (equivalent to approximately 2 bcm/y) of (LNG). LNG volumes sold to Eni are part of the volumes which are expected to be produced from the expansion of the capacity of the Bonny plant by means of the installation of a seventh train expected to come into operation in 2012.
LNG will be delivered by Nigeria LNG to the terminal of Cameron, Louisiana, where Eni already holds regasification capacity for about 6 bcm/year and will be sold to the US market. The volumes of LNG delivered to Eni through this agreement represent about 17% of the whole production of Bonny’s Train 7 expansion.
This agreement will make a further sizeable contribution to Eni's supply portfolio, enabling the company to strengthen its activities in the US and its role as leading player in the global LNG market.

Toscana project
On January 24, 2006, Eni, Italgas (Eni’s interest 100%) and the local authorities partners of Fiorentina Gas SpA (Eni’s interest 51.03%) and Toscana Gas SpA (Eni’s interest 46.1%), signed a framework agreement for developing an alliance in the field of natural gas distribution and sale in the Toscana Region.

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As a part of the agreement, Toscana Energia SpA (Eni’s interest 48.72%) was established upon contribution in-kind of the partners’ stakes in the distribution companies Fiorentina Gas and Toscana Gas.
The local authorities partners of Toscana Energia SpA hold the responsibility for strategic decisions and control, while Eni maintains operating and management responsibilities, being the industrial partner of the initiative. In addition, this agreement provides for Fiorentina Gas Clienti SpA (Eni’s interest 100%) to be merged into Toscana Gas Clienti SpA (Eni’s interest 46.1%, Tuscan municipalities 53.9%), resulting in the establishment of a regional selling company under Eni’s control (79.22%), re-named Toscana Energia Clienti and boasting 600 thousand clients and sale volumes of 1.1 bcm/y in 147 Tuscan municipalities.
The Italian Antitrust Authority authorized this transaction on July 20, 2006. The merger deed was defined on February 22, 2007, effective from March 1, 2007.

Restructuring power activities and launching of Dual Offer
In 2006, the G&P division started a project aiming at revamping the power generation business.
Under this project, the G&P division is expected to conduct directly the marketing activity of electricity, previously conducted by EniPower, starting in 2007. This scheme will allow the integrated management of marketing activities of gas and electricity and the development of a joint-offer of natural gas and electricity to customers.

Regulatory framework

Determination of reference prices for non eligible customers at December 31, 2002 - Resolutions No. 248/2004 and 134/2006 of the Italian Authority for Electricity and Gas
With a decision of November 13, 2006, the Council of State concluded the dispute between operators of the natural gas business, among which Eni, and the Italian Authority for Electricity and Gas related to Resolution No. 248 of December 29, 2004 “Determination of reference prices for non eligible customers at December 31, 2002” confirming the existence of formal flaws impairing the efficacy of the appeal presented by the Authority against the first degree decision that annulled the Authority’s decision against operators.
As far as the substance of the appeal is concerned, the Council of State previously stated that the Authority is entitled to hold such powers as to regulate certain activities of the energy sector in Italy which were liberalized by Law No. 239/2004 (in particular the sale of natural gas). Said regulatory powers enable the Authority to preserve competition and protect final clients. Based on these considerations and on the uncertainty of the efficacy of decisions implementing Resolution No. 248/2004 (among these No. 298/2005, No. 65/2006 and No. 134/2006) Eni’s management prepared its consolidated financial statements for 2006 by assessing the impact of the regulatory regime based on the indexation mechanism set out by Resolution No. 248/2004. This treatment was consistent with the one adopted in the preparation of quarterly and semi-annual accounts for 2006. In addition, Eni began to renegotiate the terms of supply contracts with its wholesale customers as provided for by Resolution No. 134/2006, which obliged Italian wholesalers to offer final clients new pricing terms which take into account the revision of the indexation mechanism of the raw material component as introduced by Resolution No. 248/2004. This provision applies only to wholesale contracts closed after the entry into force of Resolution No. 248/2004.
The provision accrued in the 2005 consolidated financial statements as an estimate of the impact of the indexation mechanism of Resolution No. 248/2004 in 2005 was deemed partially redundant as a result of the provisions of Resolution No. 134/2006. In fact, Resolution No. 134/2006 granted to companies complying with the renegotiation requirement an amount corresponding to 50% of the difference between the updating of the cost of raw materials calculated under Resolution No. 284/2005 and that calculated under the previous regime (under Resolution No. 195/2002) for the 2005 fiscal year as well as 50% of the variable compensation component in wholesale contracts. For further information on this matter see Eni’s Report on the First Half of 2006 - Operating Review - Gas & Power - Regulation - Determination of reference prices for non eligible customers at December 31, 2002 - Resolutions No. 248/2004 and No. 134/2006 of the Italian Authority for Electricity and Gas.
With Resolution No. 12/2007 of January 23, 2007, the Italian Authority for Electricity and Gas started a procedure to adopt a new indexation mechanism of the cost of raw material effective retroactively as of January 1, 2005. On March 1, 2007, the Authority published a consultative document.

Opening of an inquiry on prices
from the Italian Authority for Electricity and Gas
With Resolution No. 226/2006 of October 21, 2006,

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Italy: Control room of the Ferrera Erbognone EniPower station.

the Italian Authority for Electricity and Gas closed a formal inquiry against Eni that commenced with Resolution No. 107/2005, stating that Eni allegedly failed to comply with an obligation to transmit certain pieces of information regarding Eni’s natural gas import contracts to the Authority. Therefore, the Authority fined Eni by an amount of euro 10 million.
In spite of the circumstance that Eni spontaneously transmitted the requested pieces of information, the Authority objected to the fact that Eni delayed the fulfilment of its obligation to transmit said information, resulting in a behaviour in breach of the rules requiring the establishment of information flows intended to allow the Authority to perform its tasks. Eni filed a claim against the Authority’s decision before the Regional Administrative Court of Lombardy. For further information on this matter see Eni’s Report on the First Half of 2006 - Operating Review - Gas & Power - Regulation - Opening of an inquiry on prices from the Authority for Electricity and Gas.
Eni accrued a provision for this matter.

Inquiry of the Italian Authority for Electricity and Gas on behaviors of operators selling natural gas to end customers
With Resolution No. 235/06 of November 6, 2006, the Italian Authority for Electricity and Gas closed the inquiry that started in October 2005, on the commercial behavior of companies selling natural gas to end customers located in urban centers (residential, services, commercial activities and small enterprises) aiming at acquiring new customers or re-acquiring customers transferred to other sellers, with particular reference to hurdles posed by companies to customers wishing to leave one distributor or to the entry of competitors on the market. In its final report,	the Authority confirmed the existence of certain critical points about the real level of competition within this market segment and proposed different options to complete and adjust the regulatory framework in order to overcome acknowledged deficiencies.

Resolution No. 137/2002 of the Italian Authority for Electricity and Gas - Access to transport services and Network Code of Snam Rete Gas
The Italian Authority for Electricity and Gas, with Resolution No. 137/2002, defined the criteria for regulating access to national natural gas transport networks, in particular the issue of priority. Eni filed a claim against this decision with the Regional Administrative Court of Lombardy that was partially accepted with the Court’s resolution on December 2004. The Authority filed a claim against this decision with the Council of State and informed Eni on February 19, 2004. The hearing for the discussion of this case has not yet been scheduled.

Legislative Decree No. 164/2000
Legislative Decree No. 164/2000 imposed thresholds to operators until December 31, 2010 in relation to a percentage share of domestic consumption set as follows: (i) 75%, from January 1, 2002, for imported or domestically produced natural gas volumes input in the domestic transmission network destined to sales; this percentage decreases by 2 percentage points per year until it reaches 61% in 2009; (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated net of volumes consumed in operations and

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in the case of sales also net of losses. The decree also provides for periodic controls of the respect of said ceilings. This control is performed each year by the Italian Antitrust Authority by comparing the allowed three-year average percent share of domestic consumption for both input volumes and sales volumes with the one actually achieved by each operator. In particular, 2006 closes the third three-year regulated period for natural gas volumes input in the domestic transmission network, for which the allowed percentage was 69% of domestic consumption of natural gas, and the second three-year regulated period for sales volumes. Eni’s presence on the Italian market complied with said limits.

POWER GENERATION
Eni’s electricity business is conducted by EniPower SpA and its subsidiaries owning power stations located at Eni’s sites in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara with an installed capacity of 4.9 gigawatts as of December 31, 2006.
Eni is implementing an upgrading plan of its power generation capacity, targeting an installed capacity of 5.5 gigawatt in 2010. When this capacity is on line in 2010, production volumes are expected at 31 terawatthour, corresponding to approximately 8% of expected volumes of electricity generated in Italy by that year. Planned capital expenditure amounts to approximately euro 2.4 billion, of these euro 2 billion have already been deployed.
The development plan has been completed at all sites except for Ferrara (Eni’s interest 51%), where in partnership with Swiss company EGL AG, construction of two new 390 megawatt combined cycle units is underway. This will bring installed capacity to 840 megawatt and with start-up is expected in the second half of 2007. Moreover, Eni has planned the installation of a new 240 megawatt combined cycle unit located in Taranto (current capacity 75 megawatt).
New installed generation capacity uses the combined cycle gas fired technology (CCGT), ensuring a high level of efficiency and low environmental impact. In particular, management estimates that for a given amount of energy (electricity and heat) produced, the use of the CCGT technology on a production of 30 terawatthour reduces emissions of carbon dioxide by approximately 11 million tonnes, as compared to emissions using conventional power generation technology.
In 2006, electricity production sold was 24.82 terawatthour, up 2.05 terawatthour or 9% as compared to 2005. Increased production reflected the ramp-up of the three combined cycle units at the Brindisi plant entering full commercial operation since September 2006 (up approximately 3 terawatthour) and of the two combined cycle units at the Mantova plant fully operational in 2006 (up 0.9 terawatthour). These increases were offset in part by the standstill of the Ravenna power plant (down 0.85 terawatthour) due to maintenance activity.
Eni also purchased 6.21 terawatthour from third parties in and outside Italy. Sales of steam amounted to 10,287 million tonnes, down 3.5% from 2005.
Approximately 55% of sales were directed to end users, 28% to the Electricity Exchange, 8% to GRTN/Terna (under CIP 6/92 contracts and imbalances in input) and 9% to wholesalers. All the steam produced was sold to end users.

2004	2005	2006	Change	% Ch.

Purchases
Natural gas	(mmcm)	2,617	4,384	4,775	391	8.9
Other fuels	(ktoe)	784	659	616	(43)	(6.5)
Include cracking steam		89	96	136
Sales
Electricity production sold	(terawatthour)	13.85	22.77	24.82	2.05	9.0
Electricity trading	(terawatthour)	3.1	4.79	6.21	1.42	29.6
Steam	(ktonnes)	10,040	10,660	10,287	(373)	(3.5)

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Capital expenditure
Capital expenditure in the Gas & Power segment totaled euro 1,174 million and related essentially to:(i) development and maintenance of Eni’s primary transport network in Italy (euro 627 million); (ii) the continuation of the construction of combined cycle	power plants (euro 229 million), in particular at the Ferrara and Brindisi sites; (iii) development and maintenance of Eni’s natural gas distribution network in Italy (euro 158 million).

Capital expenditure	(million euro)	2004	2005	2006	Change	% Ch.

Italy	1,236	1,066	1,014	(52)	(4.9)
Outside Italy	215	86	160	74	86.0
	1,451	1,152	1,174	22	1.9
Market	56	40	63	23	57.5
Italy	36	2	0	(2)	(100.0)
Outside Italy	20	38	63	25	65.8
Distribution	187	182	158	(24)	(13.2)
Transport	757	691	724	33	4.8
Italy	562	643	627	(16)	(2.5)
Outside Italy	195	48	97	49	102.1
Power generation	451	239	229	(10)	(4.2)
	1,451	1,152	1,174	22	1.9

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Refining & Marketing

Key performance indicators	2004	2005	2006

Net sales from operations (a)	(million euro)	26,089	33,732	38,210
Operating profit		1,080	1,857	319
Adjusted operating profit		923	1,214	790
Adjusted net profit		674	945	629
Capital expenditure		693	656	645
Adjusted capital employed, net		4,835	5,326	5,766
ROACE adjusted	(%)	13.0	18.2	10.7
Refining throughputs on own account	(mmtonnes)	37.69	38.79	38.04
Refining throughputs of wholly-owned refineries		26.75	27.34	27.17
Balanced capacity of wholly-owned refineries	(kbbl/d)	504	524	534
Balanced capacity utilization rate	(%)	100	100	100
Retail sales of petroleum products on Agip branded network in Europe	(mmtonnes)	12.35	12.42	12.48
Agip branded service stations in Europe at period end	(units)	6,225	6,282	6,294
Average throughput of Agip branded service stations in Europe	(kliters)	2,488	2,479	2,470
Employees at year end	(units)	9,224	8,894	9,437

(a)	Before elimination of intersegment sales.

Financial results
› In 2006, adjusted net profit was down euro 316 million to euro 629 million, or 33.4%, mainly due to a decline in refining margins as a result of a weak trading environment

› Eni’s realized refining margins recorded a better trend than market reference margins reflecting Eni’s refinery capacity to process heavy crudes which are discounted as compared to the Brent crude market benchmark, thus resulting in a higher profitability of the heavy barrel

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› Return on average capital employed was 10.7% on an adjusted basis, declining from 2005 (18.2% in 2005)

› Capital expenditure totalled euro 645 million and mainly related to projects aimed at improving flexibility and yields of refineries and upgrading the refined product retail network in Italy and in the rest of Europe

Operating results
› Refining throughputs on own account in Italy and outside Italy (38.04 mmtonnes) declined by 0.75 mmtonnes from 2005, down 1.9%, due mainly to higher maintenance standstills, particularly at third party refineries, while wholly-owned refineries achieved stable processing levels

› Retail sales of refined products in Italy (8.66 mmtonnes) declined 1% from 2005 mainly due to competitive pressure. This decrease was more than offset by a growth in retail volumes marketed in the rest of Europe (3.82 mmtonnes, up 4.1%), mainly in Germany and Spain

› Sales on the wholesale market in Italy (10.06 mmtonnes) were down 4% due primarily to the decline registered in the fourth quarter due to the impact of mild weather conditions. This decline was partially offset by a growth in volumes marketed on wholesale markets in the rest of Europe (4.6 mmtonnes, up 2.2%), in particular in Germany and Spain

Supply and trading
In 2006, a total of 65.70 mmtonnes of oil were purchased (66.48 mm in 2005), of which 36.81 mmtonnes from Eni’s Exploration & Production[1] segment, 18.16 mmtonnes under long-term contracts with producing countries and 10.73 mmtonnes on the spot market. Some 21% of oil purchased came from West Africa, 21% from North Africa, 18% from countries of the former Soviet Union, 14% from the Middle East,	14% from the North Sea, 7% from Italy and 5% from other areas. Some 30.66 mmtonnes were traded, down 1.3% from 2005. In addition, 3.18 mmtonnes of intermediate products were purchased (3.58 in 2005) to be used as feedstock in conversion plants and 16 mmtonnes of refined products (16.21 in 2005) were purchased to be sold on markets outside Italy (11.48 mmtonnes) and on the Italian market (4.52 mmtonnes) as a complement to own production.

(1)	The Refining & Marketing segment purchased approximately two-thirds of the Exploration & Production segment’s oil and condensate production and resold on the market those crudes and condensates that are not suited for processing in its own refineries due to their characteristics or geographic area.

Supply of oil	(mmtonnes)	2004	2005	2006	Change	% Ch.

Production outside Italy	31.7	32.86	32.76	(0.10)	(0.3)
Production in Italy	4.03	4.44	4.05	(0.39)	(8.8)
Total production	35.73	37.30	36.81	(0.49)	(1.3)
Spot markets	11.42	14.33	10.73	(3.60)	(25.1)
Long-term contracts	19.9	14.85	18.16	3.31	22.3
	67.05	66.48	65.70	(0.78)	(1.2)

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Refining
In 2006, refining throughputs on own account in Italy and outside Italy were 38.04 mmtonnes, down 0.75 mmtonnes from 2005, or 1.9%, owing to lower throughputs on third party refineries as a consequence of an accident occurred at the Priolo refinery and a maintenance standstill at the Milazzo refinery (Eni’s interest 50%).
Refining throughputs on own account were stable. In particular, refining throughputs increased at the Venice, Gela and Taranto refineries and decreased at the Sannazzaro refinery due to a maintenance standstill of the catalytic cracking unit and the visbreaking unit, and at the Livorno refinery due to general maintenance activity.
In April, a new unit for heavy residue gasification started operating at the Sannazzaro refinery.
Total throughputs on wholly-owned refineries (27.17 mmtonnes) decreased 0.17 mmtonnes from 2005, down 0.6%; balanced capacity of refineries was fully utilized. Approximately 35.9% of volumes of processed oil was supplied by Eni’s Exploration & Production segment (32.3% in 2005), representing a three percentage point increase from 2005. Incremental volumes of some 1.1 mmtonnes of equity oil processed related to higher supplies of heavy oil from Nigeria (due to the start-up of the Bonga field) and from Sicily, against a reduction of supplies of the Libyan Bu-Attifel oil processed at Priolo.

Distribution of refined products
In 2006, sales volumes of refined products (51.13 mmtonnes) were down 500 ktonnes from 2005, or 1%, mainly due to lower wholesale volumes (down
320 ktonnes) as a consequence of mild weather conditions in the last part of the year adversely affecting heating products sales. In addition, lower volumes were supplied to the petrochemical sector (down 460 ktonnes) owing to the technical accident that occurred at the Priolo refinery. These declines were offset in part by higher sales to oil companies and traders and by a growth in retail sales on the Agip branded network in Italy and outside Italy (up 60 ktonnes).
The impact of the Italiana Petroli (IP) divestment, effective September 1, 2005 (1.3 mmtonnes), was partly offset by supply of fuels to the same company under a five-year contract signed concurrently with the divestment.

Petroleum products availability	(mmtonnes)	2004	2005	2006	Change	% Ch.

Italy
Refinery intake in wholly-owned refineries	26.75	27.34	27.17	(0.17)	(0.6)
Refinery intake for third parties	(1.50)	(1.70)	(1.53)	0.17	(10.0)
Refinery intake in non-owned refineries	8.10	8.58	7.71	(0.87)	(10.1)
Consumption and losses	(1.64)	(1.87)	(1.45)	0.42	(22.5)
Products available	31.71	32.35	31.90	(0.45)	(1.4)
Purchases of finished products and change in inventories	5.07	4.85	4.45	(0.40)	(8.2)
Finished products transferred to foreign cycle	(5.03)	(5.82)	(5.35)	0.47	(8.1)
Consumption for power generation	(1.06)	(1.09)	(1.10)	(0.01)	(0.9)
Products sold	30.69	30.29	29.90	(0.39)	(1.3)
Outside Italy
Products available	4.04	4.33	4.37	0.04	0.9
Purchases of finished products and change in inventories	13.78	11.19	11.51	0.32	2.9
Finished products transferred from Italian cycle	5.03	5.82	5.35	(0.47)	(8.1)
Products sold	22.85	21.34	21.23	(0.11)	(0.5)
Sales in Italy and outside Italy	53.54	51.63	51.13	(0.50)	(1.0)

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Sales of refined products in Italy and outside Italy	(mmtonnes)	2004	2005	2006	Change	% Ch.

Retail marketing	10.93	10.05	8.66	(1.39)	(13.8)
- Agip brand	8.88	8.75	8.66	(0.09)	(1.0)
- IP brand	2.05	1.30		(1.30)	(100.0)
Wholesale marketing	10.7	10.48	10.06	(0.42)	(4.0)
Petrochemical	3.05	3.07	2.61	(0.46)	(15.0)
Other sales (a)	6.01	6.69	8.57	1.88	28.1
Sales in Italy	30.69	30.29	29.90	(0.39)	(1.3)
Retail marketing rest of Europe	3.47	3.67	3.82	0.15	4.1
Retail marketing Africa and Brazil	0.57
Wholesale marketing outside Italy	5.30	4.50	4.60	0.10	2.2
of which wholesale marketing rest of Europe	3.94	4.10	4.19	0.09	2.2
Other sales (a)	13.51	13.17	12.81	(0.36)	(2.7)
Sales outside Italy	22.85	21.34	21.23	(0.11)	(0.5)
	53.54	51.63	51.13	(0.50)	(1.0)

(a)	Includes bunkering, sales to oil companies and MTBE sales.

Retail sales in Italy
Retail volumes of refined products marketed on the Italian network (8.66 mmtonnes) were down 1.39 mmtonnes from 2005, or 13.8% mainly due to the IP divestment as outlined above.
Retail volumes marketed on the Agip branded network (8.66 mmtonnes) decreased of some 90 ktonnes, down 1%, due to a higher competitive pressure. This decline essentially concerned gasoline and BluDiesel, following a pattern aligned with national consumption trends. Market share of the Agip branded network was down 0.4 percentage points from 29.7% to 29.3% in 2006; average throughput in terms of gasoline and diesel fuel was 2,463 kliters, down 1.8% from 2005.
At December 31, 2006, Eni’s retail distribution network in Italy consisted of 4,356 service stations, seven more than at December 31, 2005 (4,349 units), resulting from the opening of new service stations (20 units) and the positive balance of acquisitions/releases of lease concessions (11 units), offset in part by the closing of service stations with low throughput (21 units) and the release of 3 service stations under highway concessions.
Retail volumes of BluDiesel – a high performance and low environmental impact diesel fuel – amounted to about 726 ktonnes (840 mmliters), down 14.8% from 2005, mainly due to an increasingly high sensitivity of consumers to retail prices of fuels in light of their escalation that pushed prices to historical peaks. At year-end, virtually all Agip branded service stations marketed BluDiesel (about 4,061 equal to 93%).
Retail volumes of BluSuper – a high performance and low environmental impact gasoline – amounted to	about 98 ktonnes (114 mm liters), down 9% from 2005, showing a trend similar to the one of BluDiesel. At year-end, service stations marketing BluSuper totaled 2,316 (1,719 at December 31, 2005) corresponding to approximately 53% of Eni’s network.
In 2006, Eni continued its Do-It-Yourself campaign which allows participating customers to obtain discounts or gifts (under agreements with Vodafone and Coop) in proportion to volumes of fuel purchased at self-service outlets, charged on an electronic card. Further bonuses are offered to the most faithful customers. At year-end, the number of active cards was approximately 3.9 million; turnover on cards increased by 3% from 2005. Volumes of fuel marketed under this initiative represented some 39% of total volumes

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Italy: Storage unit.

marketed on the Agip branded outlets joining the campaign, and some 31% of overall volumes marketed on the Agip network.

Retail sales outside Italy
In recent years, Eni’s strategy focused on selectively growing its market share, by means of acquisition of assets in European areas with interesting profitability perspectives, mainly in Central-Eastern Europe (in particular Southern Germany, Austria, the Czech Republic and Hungary), in South-Eastern France and the Iberian Peninsula. In pursuing such growth, Eni has been able to reap synergies in these areas facilitated by their proximity to Eni’s production and logistic facilities.
Over the last five years, retail volumes of refined products marketed in the rest of Europe have grown more than 50% (equal to a compound average growth rate of 9%). In 2006, retail sales were 3.82 mmtonnes, up 150 ktonnes from 2005, or 4.1%, particularly in Germany, Spain and Austria due to the ramp-up of new stations purchased or built with higher throughput than the average level of Eni’s network, while a few less efficient outlets were dismissed.
Volume growth was driven primarily by increased sales of diesel fuel and LPG, while gasoline volumes declined.
At December 31, 2006, Eni’s retail distribution network	in the rest of Europe consisted of 1,938 units, an increase of five units from December 31, 2005. The network’s evolution was as follows: (i) 31 service stations were acquired in Austria and France; (ii) 24 new outlets were opened in Spain and Austria; (iii) 46 low throughput service stations were closed in Spain and France; (iv) a negative balance of acquisitions/releases of lease concessions (down four units) was recorded, with negative changes in Portugal and Germany, positive ones in France and Spain. Average throughput (2,486 kliters) was up 2.4%.

Wholesale and other sales
Sales volumes on wholesale markets in Italy (10.06 mmtonnes) were down 0.42 mmtonnes from 2005, or 4%, reflecting mainly a decline in domestic consumption related to mild weather conditions in the fourth quarter of the year, with higher temperatures than the seasonal average. This decline mainly involved heating oil and fuel oil, as sales of the latter were also negatively impacted by a process of progressive substitution of fuel oil by natural gas as feedstock for power plants. Instead, jet fuel volumes increased from a year ago reflecting a recovery in the airline industry.
Sales on wholesale markets outside Italy (4.60 mmtonnes) increased 100 ktonnes, or 2.2%, mainly due to higher sales of diesel fuel in Germany and Spain.

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Other sales (21.38 mmtonnes) increased by 1.52 mmtonnes, or 7.7%, mainly due to supplies to IP (up 1.3 mmtonnes) despite its divestment in September 2005, and to sales to oil companies and traders (up 220 ktonnes).
Supplies of feedstock to the petrochemical industry (2.61 mmtonnes) declined by 460 ktonnes as a consequence of an accident that occurred at the Priolo refinery where Eni had a processing contract to produce feedstock for its nearby petrochemical complex. This agreement expired on December 31, 2006.	Capital expenditure
In 2006, capital expenditure in the Refining & Marketing segment amounted to euro 645 million and concerned: (i) refining, supply and logistics (euro 376 million) in Italy, aiming at improving flexibility and yields of refineries, in particular the start-up of construction of a new hydrocracking unit at the Sannazzaro refinery; (ii) upgrade and restructuring of the retail network in Italy (euro 125 million), including construction of new outlets; (iii) upgrade of the retail network in the rest of Europe (euro 98 million), including purchase and realization of new outlets, and, to a lesser extent, restructuring of existing ones.

Capital expenditure	(million euro)	2004	2005	2006	Change	% Ch.

Italy	625	585	547	(38)	(6.5)
Outside Italy	68	71	98	27	38.0
	693	656	645	(11)	(1.7)
Refining, supply and logistics	420	349	376	27	7.7
Italy	420	349	376	27	7.7
Marketing	232	225	223	(2)	(0.9)
Italy	164	154	125	(29)	(18.8)
Outside Italy	68	71	98	27	38.0
Other activities	41	82	46	(36)	(43.9)
	693	656	645	(11)	(1.7)

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Petrochemical

Key performance indicators	2004	2005	2006

Net sales from operations (a)	(million euro)	5,331	6,255	6,823
Operating profit		320	202	172
Adjusted operating profit		263	261	219
Adjusted net profit		242	227	174
Capital expenditure		148	112	99
Production	(ktonnes)	7,118	7,282	7,072
Sales of petrochemical products		5,187	5,376	5,276
Average plant utilization rate	(%)	75.2	78.4	76.4
Employees at year end	(units)	6,565	6,462	6,025

(a)	Before elimination of intersegment sales.

› Adjusted net profit was euro 174 million, down euro 53 million from a year ago, or 23.3%, due to a poor operating performance dragged down by a weak petrochemical environment in the first half of 2006

› Sales of petrochemical products were 5,276 ktonnes, down 100 ktonnes from last year, or 1.9%, due to a lower product availability as a consequence of the outage of the Priolo cracker owing to an accident that occurred at the nearby refinery, negatively impacting the entire production cycle

› Petrochemical production volumes were 7,072 ktonnes, down 209 ktonnes from 2005, or 2.9%, mainly due to the outage of the Priolo cracker and related plants

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Sales - production - prices
In 2006, sales of petrochemical products (5,276 ktonnes) decreased by 100 ktonnes from 2005, down 1.9%. Main declines concerned: (i) basic petrochemicals (down 4.6%), due to lower product availability as a consequence of the outage of the Priolo cracker due to an accident occurred at the nearby refinery; (ii) elastomers (down 2.3%), due to a slow recovery of the Ferrara and Ravenna plant performance after maintenance activities carried out in the first half of the year; (iii) intermediates (down 10.4%), due to a weak demand. These negatives were offset in part by increased sales of polyethylene (up 3.2%) and aromatics (in particular, xylenes up 4.8%) reflecting good market conditions.
Production (7,072 ktonnes) declined by 209 ktonnes from 2005, down 2.9%, in particular in elastomers, polyethylene and basic petrochemicals, where lower production due to the standstill of the Priolo cracker was offset in part by higher production at the Porto Marghera, Sarroch and Dunkerque plants. Styrene	production also increased reflecting poor performance in 2005 affected by plant outages and technical issues.
Nominal production capacity was in line with 2005. Rising nominal capacity in a few crackers was offset in part by the outage of the Priolo cracker and related plants. Average plant utilization rate calculated on nominal capacity declined by 2 percentage points from 78.4% to 76.4%, mainly due to lower production volumes.
Approximately 35.2% of total production was directed to Eni’s own productions cycle (35.8% in 2005). Oil-based feedstock supplied by Eni’s Refining & Marketing Division covered 10% of requirements (23% in 2005).
Prices of Eni’s main petrochemical products increased on average by 12%; all business areas posted increases. The most relevant increases were registered in: (i) olefins (up 16.5%), in particular ethylene and propylene; (ii) aromatics (up 19.6%), in particular xylenes; (iii) polyethylene (up 12%) with increases in all products; (iv) styrenes (up 8.2%), in particular styrene and polystyrenes; (v) elastomers (up 4.2%), in particular BR and TPR rubbers.

Product availability	(ktonnes)	2004	2005	2006	Change	% Ch.

Basic petrochemicals	4,236	4,450	4,275	(175)	(3.9)
Styrene and elastomers	1,606	1,523	1,545	22	1.4
Polyethylene	1,276	1,309	1,252	(57)	(4.4)
Production	7,118	7,282	7,072	(210)	(2.9)
Consumption of monomers	(2,616)	(2,606)	(2,488)	118	(4.5)
Purchases and change in inventories	685	700	692	(8)	(1.1)
	5,187	5,376	5,276	(100)	(1.9)

Sales	(ktonnes)	2004	2005	2006	Change	% Ch.

Basic petrochemicals	2,766	3,022	2,882	(140)	(4.6)
Styrene and elastomers	1,038	1,003	1,000	(3)	(0.3)
Polyethylene	1,383	1,351	1,394	43	3.2
	5,187	5,376	5,276	(100)	(1.9)

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Business areas
Basic petrochemicals
Sales of basic petrochemicals of 2,882 ktonnes declined by 256 ktonnes from 2005, down 4.6%, mainly due to the outage of the Priolo cracker. Declines were registered in olefins (down 1.5%), intermediates (down 10.4%) and benzene (down 23%). Increasing sales in xylene (up 4.8%) and ethylene (up 3.2%) reflected higher product availability at other plants.
Basic petrochemical production (4,275 ktonnes) decreased by 175 ktonnes, down 3.9%. Lower production resulting from the Priolo cracker outage was offset in part by higher production at the Porto Marghera and Dunkerque.

Styrene and elastomers
Styrene sales (587 ktonnes) were slightly higher from 2005 (up 1.1%). Increasing sales in styrene reflected higher production availability. Declines were registered in compact polystyrene (down 1.5%) due to a lack of feedstock owing to the outage of the Priolo cracker and in ABS/SAN due to the outage of the EniPower power station with a negative impact on the Mantova plant.
Elastomers sales (413 ktonnes) increased by 1.2% from 2005 excluding the impact of the shutdown of the Champagnier plant in the second half of 2005. Increases concerned all products, with the exception of BR rubbers (down 8%) due to a maintenance standstill of the Ravenna Neocis plant.	Styrene production (1,088 ktonnes) increased by 3.8% reflecting mainly technical issues and a maintenance standstill that occurred at the Mantova plant in 2005.
Elastomer production (457 ktonnes) decreased by 1.3% excluding the impact of the shutdown of the Champagnier plant, due to a weak demand in BR (down 8.5%) and SBR (down 3.6%) rubbers. Production volumes of other rubbers increased in line with trends registered in demand.

Polyethylene
Polyethylene sales (1,394 ktonnes) were up 43 ktonnes or 3.2%, from 2005, reflecting positive market conditions for LLPDE (up 9.3%) and HPDE (up 1.5%). These increases were offset by a decline in EVA (down 3.7%) due to certain technical issues at the Oberhausen plant.
Production (1,252 ktonnes) declined by 57 ktonnes, or 4.4%, mainly due to the standstill of the Priolo cracker and related plants.

Capital expenditure
In 2006, capital expenditure (euro 99 million; euro 112 million in 2005) concerned efforts in upkeeping (euro 32 million), improving plant efficiency and streamlining (euro 32 million), environmental protection, safety and environmental regulation compliance (euro 23 million) and extraordinary and periodic maintenance (euro 12 million).

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Engineering & Construction

Key performance indicators	2004	2005	2006

Net sales from operations (a)	(million euro)	5,696	5,733	6,979
Operating profit		203	307	505
Adjusted operating profit		215	314	508
Adjusted net profit		252	328	400
Capital expenditure		186	349	591
ROACE adjusted	(%)	10.5	12.0	12.8
Orders acquired		5,784	8,395	11,172
Order backlog		8,521	10,122	13,191
Employees at year end	(units)	25,819	28,684	30,902

(a)	Before elimination of intersegment sales.

› Adjusted net profit was euro 400 million, up euro 72 million from a year ago or 22%, reflecting a better operating performance against the backdrop of favourable trends in the demand for oilfield services

› Return on average capital employed calculated on an adjusted basis was 12.8% in 2006, up 12% from 2005

› Orders acquired amounted to euro 11,172 million, up euro 2,777 million from 2005 (+33.1%), in particular in onshore activities

› Order backlog was euro 13,191 million at December 31, 2006 (euro 10,122 million at December 31, 2005)

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Activity for the year
Among the main orders acquired in 2006 were:
  an EPC contract for Saudi Aramco for the construction of four trains for gas and crude separation with a total capacity of 1.2 mmbbl/d and production facilities within the development of the onshore Khursaniyah field in Saudi Arabia;
  a contract for the conversion of an oil tanker into an FPSO unit with production capacity of 1.8 mmbbl for the development of the Gimboa field in the deep offshore of Angola for Sonangol P&P;
  an EPIC contract for Burullus Gas Co for the construction of underwater systems for the development of eight new wells within the expansion plan of the Scarab/Saffron and Simian fields offshore the Nile Delta;

  a 16-month long contract for the use of the semisubmersible drilling platform Scarabeo 7 in Nigeria for ExxonMobil.

Orders acquired amounted to euro 11,172 million, of these projects to be carried out outside Italy represented 91%, while orders from Eni companies amounted to 24% of the total. Eni’s order backlog was euro 13,191 million at December 31, 2006 (euro 10,122 million at December 31, 2005). Projects to be carried out outside Italy represented 90% of the total order backlog, while orders from Eni companies amounted to 20% of the total.

In February 2007, a contract for the construction of a new pipelayer has been signed. The unit, with a carrying capacity of 25 ktonnes and a lifting capacity of 600 tonnes by means of a crane, will be manufactered in China.

(million euro)	2005	Full year 2006	Change	% Ch.

Orders acquired (a)	8,395	11,172	2,777	33.1
Offshore construction	3,096	3,681	585	18.9
Onshore construction	4,720	4,923	203	4.3
Offshore drilling	367	2,230	1,863	..
Onshore drilling	212	338	126	59.4
of which:
- Eni	887	2,692	1,805	..
- Third parties	7,508	8,480	972	12.9
of which:
- Italy	858	1,050	192	22.4
- Outside Italy	7,537	10,122	2,585	34.3

(million euro)	Dec. 31, 2005	Dec. 31, 2006	Change	% Ch.

Order backlog (a)	10,122	13,191	3,069	30.3
Offshore construction	3,721	4,283	562	15.1
Onshore construction	5,721	6,285	564	9.9
Offshore drilling	382	2,247	1,865	..
Onshore drilling	298	376	78	26.2
of which:
- Eni	695	2,602	1,907	..
- Third parties	9,427	10,589	1,162	12.3
of which:
- Italy	1,209	1,280	71	5.9
- Outside Italy	8,913	11,911	2,998	33.6

(a)	Includes the Bonny project for euro 28 million in orders acquired and euro 101 million in order backlog.

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Capital expenditure
In 2006, capital expenditure in the Engineering & Construction segment (euro 591 million) concerned: (i) the conversion of the Margaux tanker ship into an FPSO vessel that will operate in Brazil on the Golfinho 1 field; (ii) maintenance and upgrading of equipment; (iii) fabrication and installation of facilities in the offshore phase of the Kashagan project in Kazakhstan.

CEPAV Uno and CEPAV Due
Eni holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA for the construction of two railway tracks for high speed/high capacity trains from Milan to Bologna (under construction) and from Milan to Verona (in the design phase).
With regard to the project for the construction of the line from Milan to Bologna, an Addendum to the contract between CEPAV Uno and TAV was signed on June 27, 2003, redefining certain terms and conditions of the contract. Subsequently, the CEPAV Uno consortium requested a time extension for the completion of works and an additional payment amounting to euro 800 million. CEPAV Uno and TAV failed to solve this dispute amicably,	and on April 27, 2006, CEPAV Uno notified TAV a request for arbitration as provided for under terms of the contract. At the end of 2006, the CEPAV Uno consortium had completed works corresponding to 75% of the total contractual price.
With regard to the project for the construction of the tracks from Milan to Verona, in December 2004, CEPAV Due presented the final project, prepared in accordance with Law No. 443/2001 on the basis of the preliminary project approved by an Italian governmental authority (CIPE). As concerns the arbitration procedure requested by CEPAV Due against TAV for the recognition of damage related to TAV’s belated completion of its tasks, in January 2007, the arbitration committee came to a partial decision in support of CEPAV Due confirming the recovery of higher incurred costs for design activities.
A technical survey is underway to establish a final evaluation of the compensation as requested by the arbitration committee.
A law decree revoking the framework contract for the construction of the Milan-Verona line is due to be published. Rights of the Consortium to recover costs incurred up to date for design activities are expected to be preserved.

(million euro)	2005	2006	Change	% Ch.

Offshore construction	262	390	128	48.9
Onshore construction	20	53	33	165.0
Offshore drilling	46	101	55	119.6
Onshore drilling	13	36	23	176.9
Other	8	11	3	37.5
Capital expenditure	349	591	242	69.3

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Financial Review

Profit and Loss Account

2004	(million euro)	2005	2006	Change	% Ch.

57,545	Net sales from operations	73,728	86,105	12,377	16.8
1,377	Other income and revenues	798	783	(15)	(1.9)
(41,592)	Operating expenses	(51,918)	(61,140)	(9,222)	(17.8)
5	of which non recurring items	(290)	(239)	51
(4,931)	Depreciation, amortization and impairments	(5,781)	(6,421)	(640)	(11.1)
12,399	Operating profit	16,827	19,327	2,500	14.9
(156)	Net financial income (expense)	(366)	161	527	..
820	Net income from investments	914	903	(11)	(1.2)
13,063	Profit before income taxes	17,375	20,391	3,016	17.4
(5,522)	Income taxes	(8,128)	(10,568)	(2,440)	(30.0)
42.3	Tax rate (%)	46.8	51.8	5.0
7,541	Net profit	9,247	9,823	576	6.2
	Pertaining to:
7,059	- Eni	8,788	9,217	429	4.9
482	- minority interest	459	606	147	32.0

Eni's net profit for 2006 was a record euro 9,217 million, up euro 429 million compared to 2005, or 4.9%. This increase reflected a better operating performance (up euro 2,500 million, or 14.9%), partially offset by a higher Group tax rate, which rose from 46.8% to 51.8%. The increase in the Group tax rate was recorded mainly in the Exploration & Production division due to: (i) the Algerian windfall tax on upstream earnings effective as from August 1, 2006 (with an overall impact of euro 328 million, of which euro 149 million pertaining to taxation for	the period and euro 179 million pertaining to the deferred tax impact); (ii) an increase in the supplemental tax rate implemented by the British Government, applicable to profit before taxes earned by operations in the North Sea, effective as from January 1, 2006, affecting both current taxation and deferred tax liabilities (with an overall impact of euro 198 million of which euro 107 million, pertaining to taxation for the period and euro 91 million pertaining to the deferred tax impact).

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2004	(million euro)	2005	2006	Change	% Ch.

7,059	Eni’s net profit	8,788	9,217	429	4.9
(281)	Exclusion of inventory holding (gains) losses	(759)	33	792
(133)	Exclusion of special items:	1,222	1,162	(60)
5	- non recurring items	290	239	(51)
(138)	- other special items	932	923	(9)
6,645	Eni’s adjusted net profit (a)	9,251	10,412	1,161	12.5

(a)	For a definition and reconciliation of reported operating profit and reported net profit to adjusted results, which exclude inventory holding gains/losses and special items, see the paragraph “Reconciliation of reported operating profit and net profit to results on an adjusted basis” pages 66.

Eni's adjusted net profit for the year was up 12.5% to euro 10,412 million. Adjusted net profit is calculated by excluding an inventory holding loss of euro 33 million and special charges of euro 1,162 million (both amounts are net of the related fiscal effect).

Special charges for the year were principally related to asset impairments, impacting mainly assets in the Exploration & Production division, environmental provisions, redundancy incentives, risk provisions with respect to certain fines imposed by certain regulatory and antitrust authorities and a deferred tax charge, reflecting the windfall tax levied by the Algerian Government and the supplemental tax rate in the UK, as mentioned above.	Return on average capital employed (ROACE) calculated on an adjusted basis for the twelve-month period ending December 31, 2006 was 22.7% (20.5% in 2005).

Eni's results benefited from a favorable trading environment, with a higher Brent crude oil price (up 19.8% from 2005) and higher selling margins on petrochemical products. These positives were partially offset by declining refining margins (margin on Brent was down 34.4%). Selling margins on natural gas were underpinned by a favorable trading environment. The euro appreciated by 1% over the dollar.

The break-down of adjusted net profit by division1 is shown in the table below:

2004	(million euro)	2005	2006	Change	% Ch.

4,033	Exploration & Production	6,186	7,279	1,093	17.7
2,290	Gas & Power	2,552	2,862	310	12.1
674	Refining & Marketing	945	629	(316)	(33.4)
242	Petrolchemicals	227	174	(53)	(23.3)
252	Engineering & Construction	328	400	72	22.0
(241)	Other activities	(297)	(301)	(4)	(1.3)
(86)	Corporate and financial companies	(142)	54	196	..
(37)	Unrealized profit in inventory (a)	(89)	(79)	10	11.2
7,127		9,710	11,018	1,308	13.5
	of which:
482	minority interest	459	606	147	32.0
6,645	Eni’s adjusted net profit	9,251	10,412	1,161	12.5

(a)	Unrealized profit in inventory concerned intragroup sales of goods and services recorded in the assets of the purchasing division as of end of the period.

From January 1, 2006 Eni’s subsidiaries operating in diversified sectors (such as real estate services, insurance and financing intermediation, R&D and training services) are reported in the aggregate “Corporate and financing companies” with the exception of Tecnomare which is reported in the Exploration & Production division (previously all these diversified activities were reported in the aggregate “Other activities”). The “Other activities” aggregate includes only Syndial SpA, a subsidiary which runs minor petrochemical activities and reclamation and decommissioning activities pertaining to certain businesses which Eni exited in past years. In order to allow for comparison, 2005 data has been reclassified accordingly; 2004 data has not been reclassified.

(1)	For a definition and calculation method of adjusted net profit by division, see paragraph “Reconciliation of reported operating profit and net profit to results on an adjusted basis” page 66.

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The Group adjusted net profit for the year was supported by the increase reported in the:
  Exploration & Production division (up euro 1,093 million, or 17.7%), reflecting a better operating performance (up euro 2.860 million) as a result of higher realizations in dollars (oil up 22.4% and natural gas up 17.8%) combined with increased production volumes sold (up 10.2 mmboe). These positives were offset in part by higher operating costs and amortization charges, and increased exploration expenses. Adjusted net profit for the year was also negatively affected by the effects of exchange rates and a higher tax rate (from 51.8 to 53.9%);
  Gas & Power division (up euro 310 million, or 12.1%), reflecting a better operating performance (up euro 351 million) resulting from higher natural gas selling margins due to a favorable trading environment and the reduced impact of the tariff regime implemented by the Authority for Electricity and Gas with Resolution No. 248/2004. Growth in natural gas sales by consolidated subsidiaries (up 3.14 bcm, or 3.8%) and in volumes transported outside Italy contributed positively. On a negative note, transport activities in Italy posted lower operating results due to the tariff regime enacted by the Authority for Electricity and Gas with Resolution No. 166/2005 and distribution activities suffered from lower volumes. Adjusted net profit for the year was supported by a better performance of certain equity-accounted entities;

  Engineering & Construction division (up euro 72 million or 22%), reflecting a better operating performance against the backdrop of favorable trends in the demand for oilfield services.

These increases were partly offset by lower adjusted net profit reported in the Refining & Marketing division (down euro 316 million, or 33.4%), due to a poor operating performance (down euro 424 million) dragged down by a weak refining environment, the appreciation of the euro over the dollar and the impact of a higher level of planned maintenance activity at refineries.
Divisional results were also adversely impacted by the weaker performance of marketing activities in Italy due to lower sales as a consequence of the mild weather conditions of the fourth quarter.

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Analysis of profit and loss account items

Net sales from operations

2004	(million euro)	2005	2006	Change	% Ch.

15,346	Exploration & Production	22,531	27,173	4,642	20.6
17,302	Gas & Power	22,969	28,368	5,399	23.5
26,089	Refining & Marketing	33,732	38,210	4,478	13.3
5,331	Petrochemicals	6,255	6,823	568	9.1
5,696	Engineering & Construction	5,733	6,979	1,246	21.7
1,279	Other activities	863	823	(40)	(4.6)
851	Corporate and financial companies	1,239	1,174	(65)	(5.2)
(14,349)	Consolidation adjustment	(19,594)	(23,445)	(3,851)	..
57,545		73,728	86,105	12,377	16.8

Eni's net sales from operations (revenues) for 2006 were euro 86,105 million, up euro 12,377 million from 2005, or 16.8%, primarily reflecting higher product prices in all of Eni's main operating segments, higher volumes sold of hydrocarbons and natural gas and higher activity levels in the Engineering & Construction division, offset in part by the negative impact of the appreciation of the euro versus the dollar (up 1%).

Revenues generated by the Exploration & Production division were euro 27,173 million, up euro 4,642 million, or 20.6%, primarily reflecting higher realizations in dollars (oil up 22.4%, natural gas up 17.8%) and higher oil and gas production sold (up 10.2 mmboe). These positives were partially offset by the appreciation of the euro over the dollar.

Revenues generated by the Gas & Power division were euro 28,368 million, up euro 5,399 million, or 23.5%, primarily reflecting increased natural gas prices related in	particular to a favorable trading environment, higher natural gas volumes sold by consolidated subsidiaries (up 3.14 bcm, or 3.8%) and higher electricity production sold (up 2.05 TWh, or 9%).

Revenues generated by the Refining & Marketing division were euro 38,210 million, up euro 4,478 million, or 13.3%, primarily reflecting higher international prices for oil and refined products.

Revenues generated by the Petrochemical division were euro 6,823 million, up euro 568 million, or 9.1%, primarily reflecting an increase in average selling prices.

Revenues generated by the Engineering & Construction division were euro 6,979 million, up euro 1,246 million, or 21.7%, primarily reflecting higher activity levels in the Offshore and Onshore construction businesses and a higher utilization rate of vessels and higher tariffs in the Offshore Drilling area.

Other income and revenues
The analysis of Other income and revenues is shown in the table below:

2004	(million euro)	2005	2006	Change

407	Gains on divestments of tangible and intangible assets	71	100	29
93	Income from rentals	102	98	(4)
43	Income from contractual obligations	114	61	(53)
87	Income from damage payments	89	40	(49)
61	Gains on commodity derivative financial contracts
686	Other income (*)	422	484	62
1,377		798	783	(15)

(*)	Each amount in this line item is less than euro 25 million.

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Operating expenses

2004	(million euro)	2005	2006	Change	% Ch.

38,347	Purchases, services and other	48,567	57,490	8,923	18.4
	of which:
5	- non-recurring items	290	239	(51)
298	- other special items	1,300	390	(910)
3,245	Payroll and related costs	3,351	3,650	299	8.9
	of which:
65	- provision for redundancy incentives	79	178	99
41,592		51,918	61,140	9,222	17.8

Operating expenses for 2006 (euro 61,140 million) were up euro 9,222 million from 2005, or 17.8%, reflecting primarily: (i) higher prices for oil-based and petrochemical feedstocks and for natural gas, affected also by higher charges related to the climatic emergency of the first quarter of 2006; (ii) higher operating costs in the Exploration & Production division, in particular the increase in operating costs resulted from the higher share of development projects in hostile environments and reflected sector-specific inflation; (iii) higher costs for refinery maintenance. These negative factors were offset in part by the impact of the appreciation of the euro over the dollar.
Operating expenses include non recurring charges of euro 239 million in 2006 related essentially to a provision related to fines imposed by certain antitrust and regulatory authorities; in 2005 non-recurring charges of euro 290 million concerned a provision related to a fine levied by the Italian Antitrust Authority.	Other special charges included in operating costs in 2006 (euro 390 million) related to environmental provisions (euro 292 million), in particular in Syndial and in the Refining & Marketing division; in 2005 other special items of euro 1,300 million concerned essentially environmental provisions (euro 835 million) recorded in particular in Syndial and in the Refining & Marketing division, and provisions to the risk reserve (euro 379 million) related in particular to insurance charges deriving from the extra premium due for 2005 and for the next five years (assuming normal accident rates) related to the participation of Eni to Oil Insurance Ltd. These higher charges took account of the exceptionally high rate of accidents which occurred in the 2004-2005 two year period.
Labor costs (euro 3,650 million) were up euro 299 million, or 8.9%, reflecting primarily higher redundancy incentives (up euro 99 million), ordinary wage trends and higher average workforce outside Italy, in particular in the Engineering & Construction division, partly offset by a reduction in average workforce in Italy.

Depreciation, amortization and impairments

2004	(million euro)	2005	2006	Change	% Ch.

3,047	Exploration & Production	3,945	4,646	701	17.8
637	Gas & Power	684	687	3	0.4
465	Refining & Marketing	462	434	(28)	(6.1)
114	Petrochemical	118	124	6	5.1
184	Engineering & Construction	176	195	19	10.8
45	Other activities	16	6	(10)	(62.5)
106	Corporate and financial companies	112	70	(42)	(37.5)
	Unrealized profit in inventory	(4)	(9)	(5)	..
4,598	Total depreciation and amortization	5,509	6,153	644	11.7
333	Impairments	272	268	(4)	(1.5)
4,931		5,781	6,421	640	11.1

In 2006 depreciation and amortization charges (euro 6,153 million) were up euro 644 million, or 11.7%, from 2005 mainly in the Exploration & Production division (euro 701 million) reflecting primarily higher exploration expenditure and	increased development costs incurred for developing new fields and maintaining production levels in mature fields combined with the effects of higher production.

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Impairments (euro 268 million) concerned essentially mineral assets in the Exploration & Production division,	intangible assets in the Gas & Power division and tangible assets in the Petrochemical division.

Operating profit

2004	(million euro)	2005	2006	Change	% Ch.

12,399	Operating profit	16,827	19,327	2,500	14.9
(448)	Exclusion of inventory holding (gains) losses	(1,210)	88	1,298
631	Exclusion of special items:	1,941	1,075	(866)
	of which:
5	- non-recurring items	290	239	(51)
626	- other special items	1,651	836	(815)
12,582	Adjusted operating profit	17,558	20,490	2,932	16.7

	Break-down by division:
8,202	Exploration & Production	12,903	15,763	2,860	22.2
3,448	Gas & Power	3,531	3,882	351	9.9
923	Refining & Marketing	1,214	790	(424)	(34.9)
263	Petrochemicals	261	219	(42)	(16.1)
215	Engineering & Construction	314	508	194	61.8
(223)	Other activities	(296)	(299)	(3)	(1.0)
(187)	Corporate and financial companies	(228)	(240)	(12)	(5.3)
(59)	Unrealized profit in inventory	(141)	(133)	8	..
12,582		17,558	20,490	2,932	16.7

Adjusted operating profit, excluding an inventory holding loss of euro 88 million and special charges of euro 1,075 million, amounted to euro 20,490 million, an increase of euro 2,932 million from 2005 (up 16.7%), related in particular to: (i) the Exploration & Production division (up euro 2,860 million, or 22.2%), reflecting higher realizations and higher production sold (up 10.2 mmboe, or 1.7%), partly offset by higher operating costs and amortization charges and increased exploration expenses; (ii) the Gas & Power division (up euro 351 million, or 9.9%) due to higher natural gas selling	margins, a softer impact of Resolution No. 248/2004 of the Authority for Electricity and Gas and higher sales of consolidated companies (up 3.14 bcm, or 3.8%); (iii) the Engineering & Construction division (up euro 194 million, or 61.8%) due to a positive performance against the backdrop of favorable oil services markets.
These increases were offset in part by the decline of the Refining & Marketing division (down euro 424 million, or 34.9%) due to a negative refining trading environment and the impact of longer standstills of refineries due to planned maintenance.

Net financial income

(million euro)	2005	2006	Change

Income (expense) on derivatives	(386)	383	769
Exchange differences, net	169	(152)	(321)
Net interest due to banks	60	194	134
Financial expense on short and long-term debt	(420)	(462)	(42)
Financial expense due to the passage of time	(109)	(116)	(7)
Other financial income and expense, net	161	198	37
	(525)	45	570
Financial expense capitalized	159	116	(43)
	(366)	161	527

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2006 net financial income (euro 161 billion) was up euro 527 million from 2005 when net financial charges of euro 366 were recorded. The increase reflected: (i) the positive change in the fair value evaluation of financial derivative instruments recorded in the profit and loss account instead of being recognized in connection with related assets, liabilities and commitments because	Eni's financial derivative instruments do not meet the formal criteria to be assessed as hedging instruments under IFRS; (ii) higher interest income deriving from a higher average availability of cash and cash equivalents offset in part by the impact of higher interest rates on dollar loans (Libor up 1.7 percentage points) and on euro loans (Euribor up 0.9 percentage points).

Net income from investments
The table below sets forth 2006 break-down of net income from investments by division:

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Group

Effect of the application of the equity method of accounting	28	509	194	66	795
Dividends	68	3	26		98
Net gains on disposal	(6)	21			18
Other income (losses) from investments	(5)	(7)			(8)
	85	526	220	66	903

Net income from investments in 2006 were euro 903 million and concerned primarily: (i) Eni's share of income of affiliates accounted for with the equity method (euro 795 million), in particular affiliates in the Gas & Power and Refining & Marketing divisions. The effects of the equity method of accounting include the gain	(euro 73 million net to Eni) recorded by Galp Energia SGPS SA on the sale of regulated assets in the natural gas business to Rede Eléctrica Nacional, classified as special; (ii) dividends received by affiliates accounted for at cost (euro 98 million, of which euro 57 million related to Nigeria LNG); (iii) net gains on disposal (euro 18 million).

The comparison with 2005 data is shown in the table below:

2004	(million euro)	2005	2006	Change

332	Effect of the application of the equity method of accounting	737	795	58
72	Dividends	33	98	65
129	Net gains on disposal	171	18	(153)
287	Other income (losses) from investments	(27)	(8)	19
820		914	903	(11)

The euro 11 million decrease in net income from investments from 2005 was due essentially to lower gains related in particular to the recording in 2005 of the gain on the sale of Italiana Petroli SpA (euro 132 million), whose effects were offset in part by improved	results of operations of affiliates in the Gas & Power division, in particular Unión Fenosa Gas SA and Blue Stream Pipeline Co BV and higher dividends distributed by Nigeria LNG.

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Income taxes

(million euro)	2005	2006	Change

Profit before income taxes
Italy	5,779	5,566	(213)
Outside Italy	11,596	14,825	3,229
	17,375	20,391	3,016
Income taxes
Italy	2,206	2,237	31
Outside Italy	5,922	8,331	2,409
	8,128	10,568	2,440
Tax rate (%)
Italy	38.2	40.2	2.0
Outside Italy	51.1	56.2	5.1
	46.8	51.8	5.0

Income taxes were euro 10,568 million, up euro 2,440 million from 2005 and reflected primarily higher income before taxes (euro 3,016 million). The 5 percentage point increase in statutory tax rate (from 46.8 to 51.8%) related mainly to: (i) the introduction of a windfall tax on upstream earnings in Algeria effective as from August 1, 2006 (with an overall impact of euro 328 million, of which euro 149 million pertaining to taxation for the period and euro 179 million pertaining to the deferred tax impact); (ii) an increase in the supplemental tax rate implemented by the British Government, applicable to profit before taxes earned by operations in the North Sea, effective as from the	beginning of the year, affecting both current taxation and deferred tax (with an overall impact of euro 198 million, of which euro 107 million pertaining to taxation for the period and euro 91 million pertaining to the deferred tax impact); (iii) provisions for the settlement of a tax claim in Venezuela. Adjusted tax rate, which is calculated by excluding special charges, was 48.7% (46% in 2005).

Minority interest
Minority interest were euro 606 million and concerned primarily Snam Rete Gas SpA (euro 287 million) and Saipem (euro 311 million).

Divisional performance

Exploration & Production

2004	(million euro)	2005	2006	Change	% Ch.

8,185	Operating profit	12,592	15,580	2,988	23.7
17	Exclusion of special items:	311	183	(128)
287	- asset impairments	247	231	(16)
(320)	- gains on disposal of assets		(61)	(61)
2	- provision for redundancy incentives	7	13	6
29	- provision to the reserve for contingencies	57		(57)
19	- other
8,202	Adjusted operating profit	12,903	15,763	2,860	22.2
(85)	Net financial expense (a)	(80)	(59)	21
9	Net income from investments (a)	10	85	75
(4,093)	Income taxes (a)	(6,647)	(8,510)	(1,863)
50.4	Tax rate (%)	51.8	53.9	2.1
4,033	Adjusted net profit	6,186	7,279	1,093	17.7
	Results also include:
3,334	- amortizations and depreciations	4,101	4,776	675	16.5
563	- of which amortizations of exploration expenditure	618	1,075	457	73.9

(a)	Excludes special items.

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The adjusted operating profit for the year was euro 15,763 million, up euro 2,860 million from one year ago, reflecting higher realizations in dollars (oil up 22.4%, natural gas up 17.8) combined with higher sold production volumes (up 10.2 mmboe or 1.7%).
This enhanced operating performance was partly offset by: (i) increased production costs and amortization charges related in particular to the higher cost of developing new fields and maintaining production levels at mature fields and sector specific inflation; (ii) an increased exploration expense; (iii) the effect of the appreciation of the euro over the dollar (approximately euro 155 million).	This enhanced operating performance was partly offset by an increase in the adjusted tax rate (up 2.1% from 51.8% to 53.9%), resulting in a euro 1.093 million increase (or 17.7%) in the adjusted net profit for the year.
Special charges excluded from the adjusted operating profit were euro 183 million and reflected mineral asset impairments offset in part by gains on the disposal of mineral assets. Special charges excluded from the adjusted net profit also include the deferred tax impact of the windfall tax in Algeria, the supplemental tax rate applicable to profit earned in the North Sea enacted by the British Government and a charge for the settlement of a taxation proceeding against a Venezuelan authority for a combined amount of euro 342 million.

Gas & Power

2004	(million euro)	2005	2006	Change	% Ch.

3,428	Operating profit	3,321	3,802	481	14.5
(12)	Exclusion of inventory holding (gains) losses	(127)	(67)	60
32	Exclusion of special items	337	147	(190)
5	of which: non-recurring items	290	55	(235)
27	Other special items	47	92	45
6	- asset impairments	1	51	50
5	- environmental provisions	31	44	13
10	- provisions for redundancy incentives	8	37	29
18	- provision to the reserve for contingencies	6		(6)
(12)	- other	1	(40)	(41)
3,448	Adjusted operating profit	3,531	3,882	351	9.9
1,827	Market and Distribution	1,777	2,062	285	16.0
1,164	Transport in Italy	1,162	1,087	(75)	(6.5)
396	Transport outside Italy	448	579	131	29.2
61	Power generation	144	154	10	6.9
31	Net financial expense (a)	37	16	(21)
215	Net income from investments (a)	370	489	119
(1,404)	Income taxes (a)	(1,386)	(1,525)	(139)
38.0	Tax rate (%)	35.2	34.8	(0.4)
2,290	Adjusted net profit	2,552	2,862	310	12.1

(a)	Excludes special items.

The adjusted operating profit of the Gas & Power division rose by euro 351 million or 9.9% to euro 3,882 million, primarily reflecting: (i) higher selling margins on natural gas against the backdrop of a favorable trading environment; (ii) a lower impact of the tariff regime implemented by the Authority for Electricity and Gas with Resolution No. 248/2004; (iii) a growth in natural gas sales by consolidated subsidiaries (up 3.14	bcm, or 3.8%), in volumes transported outside Italy due to the coming on line of volumes transported through the Greenstream gasline from Libya, and in electricity production sold (up 2.05 TWh, or 9%). These positives were partly offset by a lower operating result from transportation activities in Italy due to the tariff regime enacted by the Authority for Electricity and Gas with Resolution No. 166/2005 and a lower operating result

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from distribution activities due to lower volumes.
In addition, higher purchase costs were incurred in the first quarter of the year, owing to a climatic emergency.
Full year adjusted net profit of euro 2,862 million increased by euro 310 million from 2005 (up 12.1%) and also benefited from the improved performance of certain equity-accounted entities.
Special charges for the full year recorded in the operating profit (euro 147 million) included certain non recurring	charges pertaining to fines imposed by the Authority for Electricity and Gas, and impairments of certain intangible assets, environmental charges and provisions for redundancy incentives. Special charges excluded from the adjusted net profit also include Eni's share of a gain recorded by the equity-accounted Galp on the sale of certain regulated gas assets.

Refining & Marketing

2004	(million euro)	2005	2006	Change	% Ch.

1,080	Operating profit	1,857	319	(1,538)	(82.8)
(393)	Exclusion of inventory holding (gains) losses	(1,064)	215	1,279
236	Exclusion of special items	421	256	(165)
	of which: non-recurring items		109	109
236	Other special items	421	147	(274)
21	- impairments	5	14	9
142	- environmental charges	337	111	(226)
20	- provision for redundancy incentives	22	47	25
77	- provision to the reserve for contingencies	39	8	(31)
	- increase insurance charges	30		(30)
(24)	- other	(12)	(33)	(21)
923	Adjusted operating profit	1,214	790	(424)	(34.9)
5	Net financial expense (a)
96	Net income from investments (a)	231	184	(47)
(350)	Income taxes (a)	(500)	(345)	155
34.2	Tax rate (%)	35.6	35.4	0.8
674	Adjusted net profit	945	629	(316)	(33.4)

(a)	Excludes special items.

The adjusted operating profit for 2006 was euro 790 million, down euro 424 million, or 34.9%, from 2005 reflecting primarily: (i) lower realized refining margins reflecting the unfavorable trading environment and the appreciation of the euro versus the dollar, combined with the impact of longer refinery standstills due to planned maintenance partly offset by the higher profitability of processed crudes; (ii) a decline in the operating performance of Italian marketing activities due to lower volumes sold which were negatively affected by the mild weather conditions registered in the fourth quarter and the	divestment of Italiana Petroli carried out in September 2005. On the positive side, marketing activities in the rest of Europe performed well as a result of higher retail margins and higher volumes sold.
The adjusted net profit for 2006 was euro 629 million, down euro 316 million, or 33.4%, from 2005, reflecting primarily a decrease in operating profit.
Special charges excluded from the adjusted operating profit were euro 256 million, reflecting primarily the impact of a non-recurring charge related to a fine imposed by the Italian Antitrust Authority, and environmental provisions and provisions for redundancy incentives.

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Petrochemical

2004	(million euro)	2005	2006	Change	% Ch.

320	Operating profit	202	172	(30)	(14.9)
(43)	Exclusion of inventory holding (gains) losses	(19)	(60)	(41)
(14)	Exclusion of special items	78	107	29
	of which: non-recurring items		13	13
(14)	Other special items	78	94	16
3	- impairments	29	50	21
6	- provision for redudancy incentives	4	19	15
3	- provision to the reserve for contingencies	36	31	(5)
	- increase insurance charges	17		(17)
(26)	- other	(8)	(6)	2
263	Adjusted operating profit	261	219	(42)	(16.1)
2	Net income from investments (a)	3	2	(1)
(23)	Income taxes (a)	(37)	(47)	(10)
242	Adjusted net profit	227	174	(53)	(23.3)

(a)	Excludes special items.

Adjusted operating profit was euro 219 million, down euro 42 million, or 16.1%, from a year ago, due to lower selling margins on products recorded in the first half of the year. This decline affected all businesses with the exception of polyethylene, owing to increases in the cost of oil-based feedstocks not transferred to selling prices. Results for the year were also negatively impacted by the accident occurred at the Priolo refinery in April resulting in lower	product availability. These negative factors were offset in part by the positive effect of Eni's sales mix along with an improved industrial and commercial performance.
Special charges excluded from the adjusted operating profit were euro 107 million, reflecting primarily asset impairments, the impact of a non-recurring charge related to a fine imposed by an European antitrust authority, and provisions for risks and redundancy incentives.

Engineering & Construction

2004	(million euro)	2005	2006	Change	% Ch.

203	Operating profit	307	505	198	64.5
12	Exclusion of special items:	7	3	(4)
10	- provision for redudancy incentives	3	2	(1)
	- impairments	4	1	(3)
1	- provision to the reserve for contingencies
1	- other
215	Adjusted operating profit	314	508	194	61.8
118	Net income from investments (a)	141	66	(75)
(81)	Income taxes (a)	(127)	(174)	(47)
252	Adjusted net profit	328	400	72	22.0

(a)	Excludes special items.

Adjusted operating profit for 2006 was euro 508 million, up euro 194 million (up 61.8%) from 2005.
This increase was recorded in particular in the following areas: (i) Offshore, due to higher activity in the Caspian region and Nigeria; (ii) Offshore Drilling, due to higher tariffs for the Scarabeo 3 and Scarabeo 5 semi-submersible platforms and higher activity levels	of the Perro Negro 5 jack-up and Scarabeo 4 semi-submersible platform; (iii) Onshore due to higher activity related essentially to the start-up of some large projects acquired in 2005.
Adjusted net profit of euro 400 million increased by euro 72 million from 2005 (up 22%) due to an enhanced operating performance, offset in part by losses of affiliates.

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Other activities

2004	(million euro)	2005	2006	Change	% Ch.

(395)	Operating profit	(934)	(622)	312	33.4
172	Exclusion of special items	638	323	(315)
	of which: non-recurring items		62	62
172	Other special items	638	261	(377)
84	- environmental charges	413	126	(287)
15	- provision to the reserve for contingencies	130	75	(55)
19	- impairments	75	22	(53)
6	- provision for redudancy incentives	6	17	11
48	- other	14	21	7
(223)	Adjusted operating profit	(296)	(299)	(3)	(1.0)
	Net financial expense (a)		(7)	(7)
4	Net income from investments (a)	(1)	5	6
(22)	Income taxes (a)
(241)	Adjusted net profit	(297)	(301)	(4)	(1.3)

(a)	Excludes special items.

In 2006 Syndial reported an adjusted operating loss of euro 299 million, in line with the previous year.
Special charges excluded from the adjusted operating profit totalled euro 323 million (euro 638 million in 2005),	reflecting primarily environmental charges and provisions for risks, and the impact of a non-recurring charge related to a fine imposed by the European antitrust authority.

Corporate and financial companies

2004	(million euro)	2005	2006	Change	% Ch.

(363)	Operating profit	(377)	(296)	81	21.5
176	Exclusion of special items:	149	56	(93)
11	- provision for redudancy incentives	29	43	14
91	- provision to the reserve for contingencies	64	11	(53)
72	- environmental charges	54		(54)
	- impairments	2		(2)
2	- other		2
(187)	Adjusted operating profit	(228)	(240)	(12)	(5.3)
(107)	Net financial expense (a)	(296)	205	501
(14)	Net income from investments (a)	23		(23)
222	Income taxes (a)	359	89	(270)
(86)	Adjusted net profit	(142)	54	196	..

(a)	Excludes special items.

The aggregate Corporate and financial companies reported an adjusted operating loss of euro 240 million (euro 228 million in 2005) which excludes special charges of euro 56 million (euro 149 million in 2005) related mainly to provision for redundancy incentives.	Adjusted net profit of euro 54 million increased by euro 196 million from 2005 due to a better financing performance reflecting the positive change in the fair value evaluation of financial derivative instruments and higher interest income deriving from a higher average availability of cash and cash equivalents.

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NON-GAAP Measures

Reconciliation of reported operating profit and net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, charges or income deriving from the fair value evaluation of derivative financial instruments held for trading purposes, and exchange rate differences are excluded when determining adjusted net profit of each business segment.

Taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception of finance charges or income, to which the Italian statutory tax rate of 33% is applied.

Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them to facilitate comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.

Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition the effect of the fair value evaluation of derivative financial instruments held for trading purposes and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charges pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of asset retirement obligations in the Exploration and Production division).

Finance charges or interest income and related taxation effects, excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and net profit see tables below.

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2006

(million euro)	E&P	G&P	R&M	Petrochemical	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Exclusion of inventory holding (gains) losses		(67)	215	(60)					88
Exclusion of special items
of which:
Non-recurring (income) charges		55	109	13		62			239
Other special charges:	183	92	147	94	3	261	56		836
environmental charges		44	111			126	11		292
asset impairments	231	51	14	50	1	22			369
gains on disposal of assets	(61)								(61)
provisions to the reserve for contingencies			8	31		75			114
provision for redundancy incentives	13	37	47	19	2	17	43		178
other		(40)	(33)	(6)		21	2		(56)
Special items of operating profit	183	147	256	107	3	323	56		1,075
Adjusted operating profit	15,763	3,882	790	219	508	(299)	(240)	(133)	20,490
Net financial (expense) income (*)	(59)	16				(7)	205		155
Net income from investments (*)	85	489	184	2	66	5			831
Income taxes (*)	(8,510)	(1,525)	(345)	(47)	(174)		89	54	(10,458)
Tax rate (%)	53.9	34.8	35.4						48.7
Adjusted net profit	7,279	2,862	629	174	400	(301)	54	(79)	11,018
of which:
- net profit of minorities									606
- Eni’s adjusted net profit									10,412

Eni’s reported net profit									9,217
Exclusion of inventory holding (gains) losses									33
Exclusion of special items									1,162
Non-recurring (income) charges									239
Other special charges									923
Eni’s adjusted net profit									10,412

(*)	Excludes special items.

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ENI ANNUAL REPORT / FINANCIAL REVIEW

2005

(million euro)	E&P	G&P	R&M	Petrochemical	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Exclusion of inventory holding (gains) losses		(127)	(1,064)	(19)					(1,210)
Exclusion of special items
of which:
Non-recurring (income) charges		290							290
Other special charges:	311	47	421	78	7	638	149		1,651
environmental charges		31	337			413	54		835
asset impairments	247	1	5	29	4	75	2		363
provisions to the reserve for contingencies			39	36		126			201
increase insurance charges	57	6	30	17		4	64		178
provision for redundancy incentives	7	8	22	4	3	6	29		79
other		1	(12)	(8)		14			(5)
Special items of operating profit	311	337	421	78	7	638	149		1,941
Adjusted operating profit	12,903	3,531	1,214	261	314	(296)	(228)	(141)	17,558
Net financial (expense) income (*)	(80)	37					(296)		(339)
Net income from investments (*)	10	370	231	3	141	(1)	23		777
Income taxes (*)	(6,647)	(1,386)	(500)	(37)	(127)		359	52	(8,286)
Tax rate (%)	51.8	35.2	34.6						46.0
Adjusted net profit	6,186	2,552	945	227	328	(297)	(142)	(89)	9,710
of which:
- net profit of minorities									459
- Eni’s adjusted net profit									9,251

Eni’s reported net profit									8,788
Exclusion of inventory holding (gains) losses									(759)
Exclusion of special items									1,222
Non-recurring (income) charges									290
Other special charges									932
Eni’s adjusted net profit									9,251

(*)	Excludes special items.

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2004

(million euro)	E&P	G&P	R&M	Petrochemical	E&C	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group

Reported operating profit	8,185	3,428	1,080	320	203	(395)	(346)	(59)	12,399
Exclusion of inventory holding (gains) losses		(12)	(393)	(43)					(448)
Exclusion of special items
of which:
Non-recurring (income) charges		5							5
Other special charges:	17	27	236	(14)	12	172	176		626
environmental charges		5	142			84	72		303
asset impairments	287	6	21	3		19			336
gains on disposal of assets	(320)								(320)
provisions to the reserve for contingencies	29	18	77	3	1	15			143
increase insurance charges							91		91
provision for redundancy incentives	2	10	20	6	10	6	11		65
other	19	(12)	(24)	(26)	1	48	2		8
Special items of operating profit	17	32	236	(14)	12	172	176		631
Adjusted operating profit	8,202	3,448	923	263	215	(223)	(187)	(59)	12,582
Net financial (expense) income (*)	(85)	31	5				(107)		(156)
Net income from investments (*)	9	215	96	2	118	4	(14)		430
Income taxes (*)	4,093	(1,404)	(350)	(23)	(81)	(22)	222	22	(5,729)
Tax rate (%)	50.4	38.0	34.2						44.6
Adjusted net profit	4,033	2,290	674	242	252	(241)	(88)	(37)	7,127
of which:
- net profit of minorities									482
- Eni’s adjusted net profit									6,645

Eni’s reported net profit									7,059
Exclusion of inventory holding (gains) losses									(281)
Exclusion of special items									(133)
Non-recurring (income) charges									5
Other special charges									(138)
Eni’s adjusted net profit									6,645

(*)	Excludes special items.

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Analysis of special items

2004	(million euro)	2005	2006	Change

5	Non-recurring (income) charges	290	239	(51)
626	Other special charges:	1,651	836	(815)
303	environmental charges	835	292	(543)
336	asset impairments	363	369	6
(320)	gains on disposal of assets		(61)	(61)
234	provisions to the reserve for contingencies	379	114	(265)
	of which:
91	increase insurance charges	178		(178)
65	provisions for redundancy incentives	79	178	99
8	other	(5)	(56)	(51)
631	Special items of operating profit	1,941	1,075	(866)
	Net financial (expense) income	27	(6)	(33)
(390)	Net income from investments	(137)	(72)	65
	of which:
	gain on the disposal of Italiana Petroli (IP)	(132)		132
	gain on Galp Energia SGPS SA (disposal assets Rede Electrica National)		(73)	(73)
(308)	gain on the disposal of shares of Snam Rete Gas SpA
(374)	Income taxes	(609)	165	774
	of which:
	supplemental tax rate UK		91	91
	windfall tax Algeria		179	179
	legal proceeding in Venezuela		77	77
(133)	Total special items of net profit	1,222	1,162	(60)

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Summarized Group Balance Sheet

Summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors	to assess Eni's capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders' equity (leverage) intended to evaluate whether Eni's financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(million euro)	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2006	Change vs Dec. 31, 2005	Change vs Sep. 30, 2006

Fixed assets
Property, plant and equipment, net	45,013	43,408	44,312	(701)	904
Other tangible assets		656	629	629	(27)
Inventories - compulsory stock	2,194	1,962	1,827	(367)	(135)
Intangible assets, net	3,194	3,285	3,753	559	468
Investments, net	4,311	4,234	4,246	(65)	12
Accounts receivable financing and securities related to operations	775	640	557	(218)	(83)
Net accounts payable in relation to capital expenditure	(1,196)	(912)	(1,090)	106	(178)
	54,291	53,273	54,234	(57)	961
Net working capital
Inventories	3,563	4,440	4,752	1,189	312
Trade accounts receivable	14,101	12,858	15,230	1,129	2,372
Trade accounts payable	(8,170)	(8,136)	(10,528)	(2,358)	(2,392)
Taxes payable and reserve for net deferred income tax liabilities	(4,857)	(6,867)	(5,396)	(539)	1,471
Reserve for contingencies	(7,679)	(7,741)	(8,614)	(935)	(873)
Other operating assets and liabilities (b)	(526)	(553)	(641)	(115)	(88)
	(3,568)	(5,999)	(5,197)	(1,629)	802
Employee termination indemnities and other benefits	(1,031)	(1,054)	(1,071)	(40)	(17)
Capital employed, net	49,692	46,220	47,966	(1,726)	1,746
Shareholders’ equity including minority interests	39,217	42,370	41,199	1,982	(1,171)
Net borrowings	10,475	3,850	6,767	(3,708)	2,917
Total liabilities and shareholders’ equity	49,692	46,220	47,966	(1,726)	1,746

(a)	For a reconciliation to the statutory balance sheet see paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to statutory schemes” pages 77 and 78.
(b)	Include operating financing receivables and securities related to operations for euro 249 million (euro 492 million and euro 261 million at December 31, 2005 and September 30, 2006, respectively) and securities covering technical reserves of Padana Assicurazioni SpA for euro 417 million (euro 453 million and euro 550 million at December 31, 2005 and September 30, 2006, respectively).

The appreciation of the euro over other currencies, in particular the dollar (at December 31, 2006 the EUR/USD exchange rate was 1.317 as compared to 1.180 at December 31, 2005, up 11.6%) determined with respect to year-end 2006, an estimated decrease in the book value of net capital employed of approximately euro 2,200 million, in net equity of approximately euro 1,550 million and in net borrowings of approximately euro 650 million as a result of currency conversions at December 31, 2006.	At December 31, 2006, net capital employed totaled euro 47,966 million, representing a decrease of euro 1,726 million from December 31, 2005.
Fixed assets (euro 54,234 million) are substantially in line with December 31, 2005 (euro 54,291 million). Provisions for depreciation, amortization and impairments (euro 6,421 million) and the effect of the appreciation of the euro over the dollar in the translation of financial statements of subsidiaries operating with currencies other than the euro (euro 2,200 million) offset capital expenditure for the

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period (euro 7,833 million). Property, plant and equipment (euro 44,312 million) were primarily related to the Exploration & Production (51.9%), Gas & Power (31.7%) and Refining & Marketing (8.6%) segments. Provisions for depreciation, amortization and writedowns (euro 49,143 million) represented 52.6% of gross property, plant and equipment (50.4% at December 31, 2005).
Other assets included, for a book value of $829 million (corresponding to euro 629 million at the year end EUR/USD exchange rate), the assets related to the service contract for mining activities in the Dación area of the Venezuelan branch of Eni's subsidiary Eni Dación BV.
With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. On November 2006, Eni commenced a proceeding before an International Centre for Settlement of Investment Disputes (ICSID) Tribunal (i.e. a tribunal acting under the auspices of the ICSID Convention and being competent pursuant to the Treaty) to claim its rights. In fact, a bilateral investments treaty is in place between the Netherlands and Venezuela (the “Treaty”), Despite this action, Eni is still ready to negotiate a solution with PDVSA to obtain a fair compensation for its assets. Based on the opinion of its legal consultants, Eni believes to be entitled to a compensation for such expropriation in an amount equal to the market value of the OSA before the expropriation took place. The market value of the OSA depends upon its expected profits. In accordance with established international practice, Eni has calculated the OSA’s market value using the discounted cash flow method, based on Eni’s interest in the expected future hydrocarbon production and associated capital	expenditures and operating costs, and applying to the projected cash flow a discount rate reflecting Eni’s cost of capital as well as the specific risk of concerned activities. Independent evaluations carried out by a primary petroleum consulting firm fully support Eni’s internal evaluation. The estimated net present value of Eni’s interest in the Dación field, as calculated by Eni, is higher than the net book value of the Dación assets which consequently have not been impaired. In accordance with the ICSID Convention, a judgement by the ICSID Tribunal awarding compensation to Eni would be binding upon the parties and immediately enforceable as if it were a final judgement of a court of each of the States that have ratified the ICSID Convention. The ICSID Convention was ratified in 143 States. Accordingly, if Venezuela fails to comply with the award and to pay the compensation, Eni could take steps to enforce the award against commercial assets of the Venezuelan Government almost anywhere those may be located (subject to national law provisions on sovereign immunity).

At December 31, 2006, net working capital totaled euro 5,197 million, representing a decrease of euro 1,629 million from December 31, 2005 mainly due to: (i) an increase in taxes payable and the reserve for net deferred tax liabilities, reflecting primarily the recording of deferred tax liabilities for the period; (ii) an increase in the reserve for contingencies, due to the evaluation review of the site restoration and abandonment reserve (in particular in the Exploration & Production division), the risk provisions with respect to certain fines imposed by certain regulatory and antitrust authorities, environmental charges and provision for redundancy incentives. Commercial working capital (inventories and trade accounts receivable/payable) was substantially in line with the value recorded in 2005.
The share of the Exploration & Production, Gas & Power and Refining & Marketing divisions on net capital employed was 89.9% (90.9% at December 31, 2005).

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on Group average capital invested, calculated as the ratio between net adjusted profit before minority interests, plus net finance charges on net borrowings, less the related tax effect and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average	capital invested is obtained by deducting inventory gains or losses as of in the period, rectified from the related tax effect. ROACE by business segment is determined as the ratio between adjusted net profit and net average capital invested pertaining to each business segment and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the business segment specific tax rate).

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2006	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,279	2,862	629	11,018
Exclusion of after-tax finance expenses/interest income	-	-	-	46
Adjusted net profit unlevered	7,279	2,862	629	11,064
Capital employed, net:
- at the beginning of period	20,206	18,978	5,993	49,692
- at the end of period	18,590	18,864	5,766	47,999
Average capital employed, net	19,398	18,921	5,880	48,846
ROACE (%)	37.5	15.1	10.7	22.7

2005	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,186	2,552	945	9,710
Exclusion of after-tax finance expenses/interest income	-	-	-	42
Adjusted net profit unlevered	6,186	2,552	945	9,752
Capital employed, net:
- at the beginning of period	17,954	18,387	5,081	45,983
- at the end of period	20,206	18,898	5,326	48,933
Average capital employed, net	19,080	18,643	5,204	47,458
ROACE (%)	32.4	13.7	18.2	20.5

2004	(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	4,033	2,290	674	7,127
Exclusion of after-tax finance expenses/interest income	-	-	-	115
Adjusted net profit unlevered	4,033	2,290	674	7,242
Capital employed, net:
- at the beginning of period	17,635	18,017	5,536	45,240
- at the end of period	17,937	18,383	4,835	45,724
Average capital employed, net	17,786	18,200	5,186	45,482
ROACE (%)	22.7	12.6	13.0	15.9

Net borrowings and leverage

Leverage is a measure of a company's level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders' equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the	Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.
In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2006	Change vs Dec. 31, 2005	Change vs Sep. 30, 2006

Debts and bonds	12,998	11,006	11,699	(1,299)	693
Cash and cash equivalents	(1,333)	(6,459)	(3,985)	(2,652)	2,474
Securities not related to operations	(931)	(418)	(552)	379	(134)
Non-operating financing receivables	(259)	(279)	(395)	(136)	(116)
Net borrowings	10,475	3,850	6,767	(3,708)	2,917
Shareholders’ equity including minority interest	39,217	42,370	41,199	1,982	(1,171)
Leverage	0.27	0.09	0.16	(0.11)	0.07

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Net borrowings at December 31, 2006 were euro 6,767 million, representing a decrease of euro 3,708 million from December 31, 2005 due mainly to cash inflow generated by operating activities (euro 17,001 million). Currency translation effects also contributed to the reduction in net borrowings. Debts and bonds amounted to euro 11,699 million, of which euro 4,290 million were short-term (including the portion of long-term debt due within 12 months for euro 890 million) and euro 7,409 million were long-term.	At December 31, 2006, leverage was 0.16, compared with 0.27 at December 31, 2005.
Net borrowings increased by euro 2,917 million from September 30, 2006 (euro 3,850 million) as cash inflow generated by operating activities (euro 1,780 million) partially covered the financial requirements for capital expenditure and investments amounting to euro 2,963 million, the payment of an interim dividend for fiscal year 2006 by the parent company Eni SpA (euro 2,210 million) and the repurchase of own shares for euro 105 million.

Changes in shareholders’ equity

(million euro)

Shareholders’ equity including minority interest at December 31, 2005		39,217
Net profit for the period	9,823
Dividends to shareholders	(4,610)
Shares repurchased	(1,241)
Issue of ordinary share capital for employee share schemes	85
Dividends paid by consolidated subsidiaries	(222)
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas/Saipem)	(306)
Exchange differences from translation of financial statements denominated in currencies other than the euro	(1,537)
Other changes	(10)
Total changes		1,982
Shareholders’ equity including minority interest at December 31, 2006		41,199

Shareholders’ equity at December 31, 2006 (euro 41,199 million) was up euro 1,982 million from December 31, 2005, due primarily to net profit before minority	interest (euro 9,823 million), offset in part by the payment of Eni's 2005 dividends, the purchase of own shares and currency translation effects.

Summarized cash flow statement and change in net borrowings

Eni's summarized group cash flow statement derives from the statutory statement of cash flows. It allows to create a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurred from the beginning of period to the end of period and changes in net borrowings (deriving from the summarized cash flow statement) occurred from the beginning of period to the end of period. The measure enabling to make such a link is represented by free cash flow which is the cash in	excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders' equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders' equity and the effect of changes in consolidation and of exchange differences.

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Summarized Group Cash Flow Statement (a)

2004	(million euro)	2005	2006	Change

7,541	Net profit	9,247	9,823	576
	Adjustments to reconcile to cash generated from operating income before changes in working capital:
5,092	- amortization and depreciation and other non-monetary items	6,518	5,753	(765)
(793)	- net gains on disposal of assets	(220)	(59)	161
5,740	- dividends, interest, taxes and other changes	8,471	10,435	1,964
17,580	Cash generated from operating profit before changes in working capital	24,016	25,952	1,936

(909)	Changes in working capital related to operations	(2,422)	(1,024)	1,398
(4,171)	Dividends received, taxes paid, interest (paid) received	(6,658)	(7,927)	(1,269)
12,500	Net cash provided by operating activities	14,936	17,001	2,065

(7,499)	Capital expenditure	(7,414)	(7,833)	(419)
(316)	Investments	(127)	(95)	32
1,547	Disposals	542	328	(214)
97	Other cash flow related to capital expenditure, investments and disposals	293	361	68
6,329	Free cash flow	8,230	9,762	1,532

211	Borrowings (repayment) of debt related to financing activities	(109)	216	325
(3,743)	Changes in short and long-term financial debt	(540)	(682)	(142)
(3,175)	Dividends paid and changes in minority interests and reserves	(7,284)	(6,443)	841
(55)	Effect of changes in consolidation and exchange differences	33	(201)	(234)
(433)	NET CASH FLOW FOR THE PERIOD	330	2,652	2,322

2004	(million euro)	2005	2006	Change

	Change in net borrowings
6,329	Free cash flow	8,230	9,762	1,532
	Net borrowings of acquired companies	(19)		19
190	Net borrowings of divested companies	21	1	(20)
(64)	Exchange differences on net borrowings and other changes	(980)	388	1,368
(3,175)	Dividends paid and changes in minority interests and reserves	(7,284)	(6,443)	841
3,280	CHANGE IN NET BORROWINGS	(32)	3,708	3,740

(a)	For a reconciliation to the statutory Statement of Cash Flows see paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to statutory schemes” pages 79 and 80.

Cash generated by operating activities came in at euro 17,001 million allowing to cover: (i) financial requirements for capital expenditure and investments for euro 7,928 million; (ii) dividend payments amounting to euro 4,832 million, of which euro 2,400 million pertained to the payment of the balance of the dividend for fiscal year 2005 and euro 2,210 million pertained to the payment of an interim dividend for fiscal year 2006 by the parent company Eni SpA. Snam Rete Gas and Saipem also distributed dividends amounting to euro 207 million and (iii) the repurchase of own shares for euro 1,241 million by Eni SpA and for euro 477 million by Snam Rete Gas SpA and Saipem SpA; and along with	cash from divestments (euro 329 million), including net borrowings transferred of euro 1 million (approximately euro 650 million) and currency translation effects to reduce net borrowings by euro 3,710 million.
From January 1, to December 31, 2006 a total of 53.13 million Eni shares were purchased by the company for a total cost of euro 1,241 million (representing an average cost of euro 23.35 per share). Since the inception of the share buy-back program on September 1, 2000 Eni has repurchased 335 million shares, equal to 8.36% of its share capital, at a total cost of euro 5,512 million (representing an average cost of euro 16.45 per share).

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Capital expenditure

2004	(million euro)	2005	2006	Change	% Ch.

4,853	Exploration & Production	4,965	5,203	238	4.8
1,451	Gas & Power	1,152	1,174	22	1.9
693	Refining & Marketing	656	645	(11)	(1.7)
148	Petrochemical	112	99	(13)	(11.6)
186	Engineering & Construction	349	591	242	69.3
49	Other activities	48	72	24	50.0
119	Corporate and financial companies	132	88	(44)	(33.3)
	Unrealized profit in inventory		(39)	(39)	..
7,499		7,414	7,833	419	5.7

Capital expenditure amounted to euro 7,833 million, of which 89.7% related to the Exploration & Production, Gas & Power and Refining & Marketing divisions.
Capital expenditure was primarily related to:
  the development of oil and gas reserves (euro 3,629 million) in particular in Kazakhstan, Angola, Egypt and Italy and exploration projects (euro 1,348 million) particularly in Angola, Egypt, Norway, Nigeria, the Gulf of Mexico and Italy, including also the acquisition of 152,000 square kilometers of new acreage (99% operated by Eni);
  the upgrading and maintenance of Eni’s natural gas transport and distribution networks in Italy (euro 785 million);
  ongoing construction of combined cycle power plants (euro 229 million);
  projects aimed at improving flexibility and yields of refineries (euro 376 million), including the start-up of construction of a new hydrocracking unit at the Sannazzaro refinery, and upgrading the refined product distribution network in Italy and in the rest of Europe (euro 223 million);
  the construction of a new FPSO unit and upgrading of the fleet and logistic centers in the Engineering & Construction division (euro 591 million);

  actions for environmental protection and for complying with safety and environmental regulations in the Petrochemical division (euro 99 million).

Dividends paid and changes in minority interests and reserves (euro 6,443 million) related mainly to dividend distribution for fiscal year 2005 of euro 2,400 million and the payment of an interim dividend of euro 2,210 million carried out by Eni SpA, the payment of dividends by Snam Rete Gas SpA (euro 161 million), Saipem SpA (euro 46 million) and other consolidated subsidiaries (euro 14 million) and the repurchase of own shares.

From January 1 to June 30, 2006, a total of 53.13 million own shares were purchased at a cost of euro 1,241 million (representing an average cost of euro 23.35 per share). From the beginning of the share buy-back plan (September 1, 2000), Eni purchased 335 million of its own shares, equal to 8.36% of its share capital, for a total expense of euro 5,512 million (representing an average cost of euro 16.45 per share).

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Reconciliation of summarized Group balance sheet and statement of cash flows to statutory schemes

Summarized Group Balance Sheet

(million euro)	December 31, 2005	December 31, 2006

Items of Summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated Financial Statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Fixed assets
Property, plant and equipment, net			45,013		44,312
Other assets					629
Compulsory stock			2,194		1,827
Intangible assets, net			3,194		3,753
Investments accounted for with the equity method and other investments			4,311		4,246
Accounts receivable financing and securities related to operations	(see note 12 "Other financial assets" and note 3 "Trade and other receivables")		775		557
Net accounts payable in relation to capital expenditure, made up of:			(1,196)		(1,090)
- accounts receivable related to capital expenditure/divestments	(see note 3 "Trade and other receivables")	60		100
- accounts receivable related to capital expenditure/divestments	(see note 14 "Other non-current assets")	39		2
- accounts payable related to capital expenditure	(see note 16 "Trade and other payables")	(698)		(1,166)
- accounts payable related to capital expenditure	(see note 23 "Other non-current liabilities")	(597)		(26)
Total fixed assets			54,291		54,234
Working capital, net
Inventories			3,563		4,752
Trade accounts receivable	(see note 3 "Trade and other receivables")		14,101		15,230
Trade accounts payable	(see note 16 "Trade and other payables")		(8,170)		(10,528)
Taxes payable and reserve for net deferred income tax liabilities, made up of:			(4,857)		(5,396)
- income tax payables		(3,430)		(2,830)
- deferred tax liabilities		(4,890)		(5,852)
- income tax receivables		697		658
- deferred tax assets		1,861		1,725
- other tax receivables	(see note 14 "Other non-current assets")	905		903
Reserve for contingencies			(7,679)		(8,614)
Other operating assets (liabilities), made up of:			(526)		(641)
- securities related to operations	(see note 2 " Other financial assets for trading or available for sale")	465		420
- accounts receivable financing related to operations	(see note 3 "Trade and other receivables")	480		242
- other receivables	(see note 3 "Trade and other receivables")	3,249		3,080
- other (current) assets		369		855
- other receivables and other assets	(see note 14 "Other non-current assets")	51		89
- advances, other payables	(see note 16 "Trade and other payables")	(4,227)		(4,301)
- other (current) liabilities		(613)		(634)
- other payables and other liabilities	(see note 23 "Other non-current liabilities")	(300)		(392)
Total working capital, net			(3,568)		(5,197)
Employee termination indemnities and other benefits			(1,031)		(1,071)
Capital employed, net			49,692		47,966

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continued Summarized Group Balance Sheet

(million euro)	December 31, 2005	December 31, 2006

Items of Summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated Financial Statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Capital employed, net			49,692		47,966
Shareholders’ equity including minority interests			39,217		41,199
Net borrowings
Debts and bonds, made up of:			12,998		11,699
- long-term debt		7,653		7,409
- current portion of long-term debt		733		890
- current financial liabilities		4,612		3,400
Less:
Cash and cash equivalents			(1,333)		(3,985)
Securities not related to operations, made up of:			(931)		(552)
- other financial assets for trading or available for sale held for non-operating purposes	(see note 2 "Other financial assets for trading or available for sale")	(903)		(552)
- other financial assets for non-operating purposes	(see note 12 "Other financial assets")	(28)
Non-operating financing receivables, made up of:			(259)		(395)
- trade receivables for non-operating purposes	(see note 3 "Trade and other receivables")	(12)		(143)
- financial assets made for non-operating purposes	(see note 12 "Other financial assets")	(247)		(252)
Total net borrowings (a)			10,475		6,767
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			49,692		47,966

(a)	For details on net borrowings see also note n. 19.

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Summarized Group Cash Flow Statement

(million euro)	2005	2006

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Net profit		9,247		9,823
Adjustments to reconcile to cash generated from operating income before changes in working capital:
- amortization and depreciation and other non monetary items		6,518		5,753
. amortization and depreciation	5,509		6,153
. writedowns (revaluations) net	(288)		(386)
. net change in the reserve for contingencies	1,279		(86)
. net change in the reserve for employee benefit	18		72
- gain on disposal of assets		(220)		(59)
- dividends, interest, extraordinary income (expense)		8,471		10,435
. dividend income	(33)		(98)
. interest income	(214)		(387)
. interest expense	654		346
. exchange differences	(64)		6
. current and deferred income taxes	8,128		10,568
Cash generated from operating income before changes in working capital		24,016		25,952
Changes in working capital related to operations:		(2,422)		(1,024)
- inventories	(1,402)		(953)
- accounts receivable	(4,413)		(1,952)
- other asstes	351		(315)
- trade and other accounts payable	3,030		2,146
- other liabilities	12		50
Dividends received, taxes paid, interest (paid) received:		(6,658)		(7,927)
- dividends received, taxes paid, interest (paid) received	366		848
- interest received	214		395
- interest paid	(619)		(294)
- income taxes paid	(6,619)		(8,876)
Net cash provided by operating activities		14,936		17,001
Capital expenditure:		(7,414)		(7,833)
- intangible assets	(6,558)		(6,138)
- intangible assets	(856)		(1,695)
Investments:		(127)		(95)
- consolidated subsidiaries and businesses	(73)		(46)
- investments	(54)		(42)
- acquisition of additional interests in subsidiaries			(7)
Disposals:		542		328
- tangible assets	99		237
- intangible assets	13		12
- consolidated subsidiaries and businesses	252		8
- investments	178		36
- sale of interests in consolidated subsidiaries			35
Other cash flow related to capital expenditure, investments and disposals:		293		361
- securities	(464)		(49)
- financing receivables	(683)		(516)
- change in accounts payable and receivable in relation to investment and capitalized depreciation	149		(26)
- reclassification: purchase of securities and financing receivables non related to operations	231		178
- sale of securities	369		382
- sale of financing receivables	804		794
- change in accounts receivable in relation to disposals	9		(8)
- reclassification: sale of securities and financing receivables non related to operations	(122)		(394)
Free cash flow		8,230		9,762

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continued Summarized Group Cash Flow Statement

(million euro)	2005	2006

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amount from statutory scheme	Amounts of the summarized Group scheme	Partial amount from statutory scheme	Amounts of the summarized Group scheme

Free cash flow		8,230		9,762
Borrowings (repayment) of debt related to financing activities:		(109)		216
- reclassification: purchase of securities and financing receivables non-related to operations	(231)		(178)
- reclassification: sale of securities and financing receivables non-related to operations	122		394
Changes in short and long-term financial debt:		(540)		(682)
- proceeds from long-term debt	2,755		2,888
- payments of long-term debt	(2,978)		(2,621)
- reduction of short-term debt	(317)		(949)
Dividends paid and changes in minority interests and reserves:		(7,284)		(6,443)
- capital contributions/payments by/to minority shareholders	24		22
- sale (acquisition) of additional interests in subsidiaries	(33)		(477)
- dividends to shareholders	(6,288)		(4,832)
- shares repurchased, net	(987)		(1,156)
Effect of changes in consolidation and exchange differences:		33		(201)
- effect of changes in consolidation	(38)		(4)
- effect of exchange differences	71		(197)
Net cash flow for the period		330		2,652

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Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(euro million)	2005	2006	Dec. 31, 2005	Dec. 31, 2006

As recorded in Eni SpA's Financial Statements	6,042	5,821	26,872	26,935
Difference between the equity value of individual accounts of consolidated subsidiaries with respect to the corresponding book value in consolidated accounts	2,718	3,837	13,701	16,153
Consolidation adjustments:
- difference between purchase cost and underlying book value of net equity	(44)	(52)	1,902	1,138
- elimination of tax adjustments and compliance with group accounting policies	863	612	(1,528)	(1,451)
- elimination of unrealized intercompany profits	(40)	(207)	(2,677)	(2,878)
- deferred taxation	(313)	(195)	849	1,244
- other adjustments	21	7	98	58
	9,247	9,823	39,217	41,199
Minority interest	(459)	(606)	(2,349)	(2,170)
As recorded in Consolidated Financial Statements	8,788	9,217	36,868	39,029

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ENI ANNUAL REPORT / OTHER INFORMATION

Other Information

Court inquiries
The Milan Public Prosecutor is inquiring into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. The media has widely covered these inquiries. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating administrative responsibility of companies (Legislative Decree No. 231/2001). In its meeting of August 10, 2004, Eni’s Board of Directors examined the above mentioned situation and Eni’s CEO approved the creation of a task force in charge of verifying the compliance with Group procedures regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti and the subsequent execution of works. The Board also advised divisions and departments of Eni to fully cooperate in every respect with the Court. From the inquiries performed, no default in the organization emerged, nor deficiencies in internal control systems. External experts have performed inquiries with regard to certain specific aspects. In accordance with its transparency and firmness guidelines, Eni will take the necessary steps in acting as plaintiff in the expected legal action in order to recover any damage that could have been caused to Eni by the illicit behavior of its suppliers and of their and Eni employees. In the meantime, preliminary investigations have found that both EniPower and Snamprogetti are not to be considered defendants in accordance with existing	laws regulating administrative responsibility of companies (Legislative Decree No. 231/2001).

An investigation is pending regarding two former Eni managers who were allegedly bribed by third parties in order to favor the closing of certain transactions with two oil product trading companies. Within such investigation, on March 10, 2005, the public prosecutor of Rome notified Eni two judicial measures for the seizure of documentation concerning Eni’s transactions with said companies. Eni is acting as plaintiff in this proceeding.

TSKJ Consortium - Investigations
of SEC and other Authorities
In June 2004 the U.S. Securities and Exchange Commission (SEC) notified a request of collaboration on a voluntary basis to Eni, which Eni promptly carried out, in order to obtain information regarding the TSKJ consortium in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. The TSKJ consortium is formed by Snamprogetti (Eni 43.54%) with a 25% interest and, for the remaining part, by subsidiaries of Halliburton/KBR, Technip and JGC. The SEC investigations concern alleged improper payments made by the TSKJ consortium to certain public officials. Eni’s subsidiary Snamprogetti is conducting its own investigations on those alleged improper payments. Other authorities are currently investigating this matter. Eni and its subsidiary Snamprogetti are currently providing documentation and information to the SEC and other authorities, providing the necessary support.

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ENI ANNUAL REPORT / OTHER INFORMATION

Subsequent events
Main subsequent events are reported in the Operating Review above.

Business trends
The outlook for Eni in 2007 remains positive, with key business trends for the year as follows:
  production of liquids and natural gas is forecast to remain on the same level as 2006 (1.77 mmboe/d). Mature field decline in Italy and in the North Sea is expected to be offset by a growth in Libya, due to the build-up of the Western Libyan Gas Project;
  sales volumes of natural gas are forecast to increase from 2006 levels (97.48 bcm), increases are expected in the Iberian Peninsula, German/Austrian and French markets;
  sold production of electricity is expected to increase from 2006 levels (24.82 TWh) due to the ramp-up of production capacity in Brindisi and the planned start-ups of new capacity at the Ferrara power plant;

  refining throughputs on Eni’s account are forecast to decline slightly from 2006 (38.04 mmtonnes), due to the termination of the contract for processing certain volumes of crude at the Priolo refinery’s facilities owned by a third party, to be offset by higher throughputs expected at the Gela, Livorno and Sannazzaro refineries;
  retail sales of refined products are expected to slightly increase in Italy due to planned marketing initiatives, and in the rest of Europe due to new acquisitions of service stations in target markets.

In 2007, management expects to increase capital expenditure from the 2006 level (euro 7.83 billion).
Increases will be apportioned to the development of oil and natural gas reserves, upgrading of refineries and the retail network and upgrading of natural gas import and transport infrastructure.

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Corporate Governance

Code of Conduct
The Board of Directors of Eni has deemed it appropriate to provide a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes within its Group and externally in order to ensure that all Group activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of shareholders, employees, suppliers, customers, commercial and financial partners and the communities where Eni operates. All those working for Eni, without exception or distinction, are committed to observing these principles within their function and responsibility and to ensure that others observe them.
The belief of working for the advantage of Eni is not a justification for behaviours contrary to such principles.
These values are stated in a Code of Conduct whose observance by employees is evaluated by the Board of Directors, based on the annual report of the Guarantor for the Code of Conduct.
The Code of Conduct is published on Eni’s website www.eni.it.

Self-discipline Code
In its meeting of January 20, 2000, Eni’s Board of Directors resolved to adopt the first “Self-discipline Code of Listed Companies” published by Borsa Italiana SpA and underscored how Eni’s organizational model is essentially in line with the principles expounded in the Code, as well as with related recommendations issued by Consob.

In its meeting of December 13, 2006, the Board of Directors decided to conform to the Code of Conduct	for listed companies, as issued by Borsa Italiana in March 2006 (“Borsa Italiana Code”) by adopting an Eni Code (the “Code”). The Eni Code is based on the Borsa Italiana Code and adapts certain recommendations of the Borsa Italiana Code to the specific circumstances of Eni, clarifying certain others which resulted in a further improvement of Eni’s corporate governance. The aim of the Code is to clearly and fully disclose Eni’s corporate governance system.

The Code takes into consideration the fact that Eni is a parent company, is not controlled by any other company and – in the light of the recent provisions of the companies law reform – is not subject to direction and co-ordination by any Italian or foreign entity (company or body); hence, all the principles expounded in the Borsa Italiana Code not consistent with this status have been adjusted to avoid misunderstanding among Eni’s shareholders and stakeholders.
Similarly, the By-Laws currently in force foresee a traditional administration and control model (removing the possibility to adopt a one-tier or a two-tier model of management and control system as foreseen in the Borsa Italiana Code), the separation of the positions held by the Chairman and the CEO (making the appointment of a lead independent director unnecessary), and specific rules on the appointment and composition of the Board of Directors and of the Board of Statutory Auditors.

The Eni Code directly makes specific choices where the Borsa Italiana Code leaves this option to listed companies, making further amendments unnecessary and guaranteeing more transparency and

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understanding (i.e., the choice not to re-allocate or modify the Board’s internal committees functions, the choice to entrust internal control responsibilities to only one managerial position, to require the internal control manager to refer to the CEO and the choice not to entrust internal auditing activities to third parties).

Certain principles regarding Shareholders’ Meeting’s duties proposed by the Borsa Italiana Code were merely indicated or suggested by the Board of Directors that cannot inpose decisions to the Shareholders' Meeting. All this notwithstanding, the Board is committed to ensure that the Shareholders and the Shareholders’ Meeting focus a fair deal of attention on such issues, or otherwise promote integrations to Eni By-laws.
Certain generic recommendations of the Borsa Italiana Code have been specified in the Eni Code, in particular criteria regarding the independence of directors by clearly wording the definition of “supplementary remuneration”, which jeopardizes the independence requirement, and the meaning of “close relatives”.

The Eni Code establishes certain principles that enhance the level of governance suggested by the Borsa Italiana Code; in particular:
  the directors have adopted a guideline which takes into consideration the interests of all stakeholders when pursuing the objective of creating value for the Company’s shareholders;
  the minimum frequency of the information to be supplied to the Board of Directors by the directors holding proxies has been reduced to two months as compared with the minimum three-month period envisaged by the Borsa Italiana Code;
  the Board’s self-evaluation can be performed with the support of a specialized external consultant, to ensure its objectiveness;
  directors and auditors shall hold their positions only as long as they deem to be able to devote the necessary time to diligently perform their duties;
  the number of members of Board committees shall be lower than the majority of Board members in order not to interfere with the Board’s decision-making process;
  the Internal Control Committee’s opinion on corporate rules has been introduced, ensuring that all transactions carried out with related parties and transactions in which a director has an interest, are performed in a transparent way and according to the criteria of substantial and procedural fairness;
  the proposal of appointment of the manager delegated to internal control to the Board of Directors is drafted by the CEO, in agreement with the Chairman;

  at least two members of the Internal Control Committee must have adequate experience in accounting and finance (the Borsa Italiana Code foresees only one member with these skills).

The Board of Statutory Auditors was invited to expressly agree to the provisions of the Borsa Italiana Code on the Board of Statutory Auditors, and promptly adhered during their December 13, 2006 meeting.

In its meeting of December 13, 2006, the Board of Directors approved several rules regarding the implementation and specifying the provisions of the Code; in particular:

  the tasks of the Board of Directors have been redefined: the Board maintains an absolute central role in Eni’s corporate governance system, with wide responsibilities that cover also Eni and its subsidiaries’ organization;
  the most important transactions of Eni and its subsidiaries, that require the approval of the Board of Directors, have been defined;
  the Board of Directors has a central role in defining sustainability policies and approving the sustainability report submitted also to the Shareholders’ Meeting;
  the subsidiaries with strategic relevance have been identified;
  the Board of Directors has expressed its position on the admissible maximum number of positions in other companies that can be held by Eni’s directors to ensure a sufficient amount of time for the effective performance of their duties;
  the principle of the respect of managerial autonomy of subsidiaries that are also listed on a regulated market (as Saipem and Snam Rete Gas) has been expressly stated as well as Eni’s commitment to observing such principles as defined in the Borsa Italiana Code regarding persons holding significant positions in the share capital of listed companies.

In its meeting of March 16, 2007, the Board of Directors implementing the prescriptions of the Code and with the positive opinion of the Internal Control Committee, entrusted the Internal Audit Manager as manager delegated for the Internal control.
In its meeting of March 29, 2007, the Board of Directors approved changes in the regulations regarding the functioning and the tasks of the Internal Control Committee and the Compensation Committee, to align them to the prescriptions of the Eni Code.

* * *

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Eni’s corporate governance model, therefore, complies with the provisions of the Borsa Italiana Code and foresees certain provisions intended to improve the level of corporate governance. In relation to the compliance with the recommendations of the Code, the only items still to be implemented, but currently under realization, deal essentially with:
  the editing of a procedure for transactions with related parties, waiting for the issuing of general principles which Article 239-bis of the Civil Code assigns to Consob. Pending the publication of such rules by Consob, Eni’s internal rules provide that transactions with related parties are submitted to the Board of Directors, even when amounting to less than the materiality threshold set for the transactions to be approved by the Board;
  the alignment of the number of members of Board Committees which, as foreseen by the Eni Code, should not represent the majority of Board’s members.

Eni’s Code of Conduct has been published on Eni’s website. The “Comment” present in the Borsa Italiana Code has not been included, in order to not lengthen the document, however Eni took it into account in the implementation of principles and criteria.

* * *

In accordance with the requirements and indications of Borsa Italiana SpA, in particular, the “Guidelines for the preparation of the yearly report on corporate governance” of February 12, 2003, follows information on Eni’s corporate governance system. The “Guide to the preparation of the report on corporate governance” published by Assonime and Emittenti Titoli SpA in March 2004 has also been taken into account in preparing this report.

Eni’s organizational structure
Eni’s organizational structure follows the traditional model of companies in which management is entrusted exclusively to the Board of Directors, which is the central element of Eni’s corporate governance system. Monitoring functions are entrusted to the Board of Statutory Auditors and accounting control is entrusted to external auditors appointed by the Shareholders’ Meeting.
According to Article 25 of Eni’s By-laws, the Chairman and the CEO represent the company. The Board of Directors established committees with consulting and proposing functions.

The Board of Directors
Competencies
On June 1, 2005, the Board of Directors appointed Mr. Paolo Scaroni as Chief Executive Officer and delegated all necessary powers for the administration of the Company to him, with the exception of those powers that cannot be delegated in accordance with current legislation (Article 2381 of the Italian Civil Code) and those retained by the Board of Directors (as amended by the Board of Directors in its meeting of October 11, 2005).
As mentioned above, in its meeting of December 13, 2006, the Board of Directors modified these resolutions in order to update their contents to the Code’s prescriptions, implement a more effective coordination with the By-laws and entrust the Board of Directors with a central role in the Group’s sustainability policies.
The Board, in accordance to these rules, retained the following powers, in addition to those that cannot be delegated under applicable laws:
1. Establishes the Company and Group Corporate Governance system and rules. In particular, after consulting the Internal Control Committee, the Board approves the rules that ensure the substantial and procedural transparency and correctness of the transactions carried out with related parties and those in which a director holds an interest, on his behalf or on behalf of third parties. The Board adopts a procedure for the management and disclosure to third parties of documents and information concerning the Company, having special regard to price sensitive information.
2. Establishes among its members one or more committees with proposing and consulting functions, appoints their members, establishes their responsibilities, determines their compensation and approves their regulations.
3. Appoints and revokes the powers of the Chief Executive Officer and the Chairman; establishes the terms, limits and operating methods of the exercise of such powers and determines the compensation related to the powers, on the basis of proposals from the Compensation Committee and after consulting the Board of Statutory Auditors. The Board may issue instructions to the Chief Executive Officer and the Chairman and reserve to itself any operations that pertain to its powers.
4. Establishes the guidelines of the organizational, administrative and accounting structure of the Company, of the most important controlled subsidiaries and of the Group; evaluates the adequacy of the organizational, administrative and accounting structure set up by the Chief Executive Officer in particular with regard to the management of conflicts of interest.

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5. Establishes, in particular, based on the recommendations of the Internal Control Committee, the guidelines of the internal control system, in order to ensure the identification, measurement, management and monitoring of the main risks faced by the Company and its subsidiaries. Evaluates the adequacy, effectiveness and effective functioning of the internal control system managed by the Chief Executive Officer on an annual basis.
6. Establishes, based on the recommendation of the Chief Executive Officer, Company and Group strategies and objectives, including sustainability policies. Examines and approves the Company’s and Group’s strategic, operational and financial plans and the strategic agreements to be signed by the Company.
7. Examines and approves annual budgets for Eni’s Divisions and the Company, as well as the Group’s consolidated budget.
8. Evaluates and approves interim quarterly and half-yearly reports, as per current regulations. Evaluates and approves the sustainability report, submitted also to the Shareholders’ Meeting.
9. Receives from Board members with powers, at every Board meeting or at least every two months, reports informing the Board of activities carried out in exercising the powers attributed as well as updates on activities carried out by the Group and on atypical or unusual transactions or transactions with related parties that were not previously submitted to the evaluation and approval of the Board.
10. Receives half-year updates on the Board Committees’ activities.
11. Evaluates the general performance of the company and the Group, on the basis of information received from Board members with powers, with particular attention to situations of conflicts of interest and compares results achieved – as contained in the annual report and interim financial statements, as per current regulations – with the budget.
12. Evaluates and approves any transaction executed by the Company and its subsidiaries that have a significant economic, patrimonial and/or financial impact, with particular attention to situations in which Board members hold an interest on their own behalf or on behalf of third parties, and to related parties transactions. The Board ensures the principle of operational autonomy with specific regard to the listed companies of the Eni Group.	Transactions with a significant economic, patrimonial and/or financial impact include the following:
a) acquisition and sale of shares, companies, branches of companies, and properties, capital contributions in kind, mergers and de-mergers exceeding euro 50 million, notwithstanding Article 23.2 of the By-laws;
b) investments in fixed assets exceeding euro 100 million, or less if of particular strategic importance or particularly risky;
c) any exploration initiatives and portfolio operations in the E&P sector in new areas;
d) sale and purchase of goods and services other than investments, for an amount exceeding euro 1 billion or a duration exceeding twenty years;
e) financing to non-controlled companies: i) for amounts exceeding euro 50 million or, ii) in any case, if the amount is not proportionate to the interest held;
f) issuing by the Company of personal and real guarantees to non-controlled companies: i) for amounts exceeding euro 200 million, if in the interest of the Company or of Eni subsidiaries, or ii) in any case, if the guarantees are issued in the interest of non-controlled companies and the amount is not proportionate to the interest held. In order to issue the guarantees indicated in section i) of letter f), if the amount is between euro 100 million and euro 200 million, the Board confers powers to the Chief Executive Officer and the Chairman, to be exercised jointly in case of urgency.
13. Appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, the General Managers of Divisions and attributes powers to them.
14. Appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, and with the approval of the Board of Statutory Auditors, the Manager charged with preparing the Company's financial reports as per Legislative Decree No. 58/1998 delegating to him adequate powers and resources.
15. Appoints and revokes, on recommendation of the Chief Executive Officer and in agreement with the Chairman, after consulting the Internal Control Committee, the person in charge of internal control and determines his/her compensation in line with the Company’s remuneration policies.
16. Ensures a person is identified as responsible for handling the relationships with the Shareholders.
17. Establishes, on the basis of the proposals received from the Compensation Committee, the criteria for top management compensation and implements the stock incentive plans approved by the Shareholders’ Meeting.

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18. Examines and decides on proposals submitted by the Chief Executive Officer with respect to voting powers and to the appointment of members of the management and control bodies of the most important controlled subsidiaries. With specific regard to the shareholders’ meetings of listed companies of the Eni Group, the Board ensures the observance of the Corporate Governance Rules regarding the shareholders’ meetings.
19. Prepares the proposals to be submitted to the Shareholders' Meetings.
20. Examines and resolves on other matters that the Chief Executive Officer deems appropriate to submit to the Board because of their importance and sensitivity.
Pursuant to Article 23.2 of the By-laws, the Board resolves on: mergers by incorporation and proportional demergers of at least 90% directly owned subsidiaries; establishment and winding up of branches; amendments to the By-laws in order to comply with applicable legislation.
On June 1, 2005, the Board of Directors entrusted the Chairman with powers to conduct strategic international relations, pursuant to Article 23.1 of Eni’s By-laws.
In accordance with Article 27 of Eni’s By-laws, the Chairman chairs Shareholders’ Meetings and oversees the implementation of decisions made by it.

Appointment
In accordance with Article 17 of Eni’s By-laws, the Board of Directors is made up of three to nine members. The Shareholders’ Meeting determines the number within said limits. As per Article 6, paragraph 2, letter d) of Eni’s By-laws the Minister for Economy and Finance, in agreement with the Minister of Economic Development, may appoint one member of the Board without voting rights in addition to those appointed by the Shareholders’ Meeting.
The Minister for Economy and Finance chose not to appoint such member.
The Board of Directors presently in office is made up of nine members appointed by the Shareholders’ Meeting of May 27, 2005, for a three-year term; their mandate expires with the Meeting convened to approve financial statements for fiscal year 2007.
The appointment of the Board of Directors calls for a list vote.
Shareholders representing at least 1% of voting shares, alone or together with other shareholders, and the Board of Directors have the right to present lists for the appointment of directors. Each shareholder can present or participate in presenting only one list.	Companies controlling a shareholder and companies controlled by the same entity are forbidden from presenting or otherwise concurring to the presentation of additional lists.
Lists are to be filed at Eni’s headquarters at least ten days before the date set for the Shareholders’ Meeting on first call (20 days in case of the Board of Directors presenting a list) and published in national newspapers. Lists must include statements in which each candidate attests the possession of the honorability and independence requirements as provided for by the applicable legislation and Eni’s By-laws. A professional curriculum of each candidate is recommended.

Composition
The current Board of Directors is formed by the Chairman, Roberto Poli, the CEO, Paolo Scaroni, and directors, Alberto Clô, Renzo Costi, Dario Fruscio, Marco Pinto, Marco Reboa, Mario Resca, and Pierluigi Scibetta.
Roberto Poli, Paolo Scaroni, Dario Fruscio, Marco Pinto, Mario Resca and Pierluigi Scibetta were candidates included in the list of the Ministry of Economy and Finance; Alberto Clô, Renzo Costi and Marco Reboa were in the list presented by institutional investors coordinated by Fineco Asset Management SpA.
Since June 1, 2006, the Secretary of the Board of Directors is Roberto Ulissi, the Group’s senior vice president for Corporate Affairs and Governance.

Positions held in other Boards
Based on information received, follows information on positions held in other Boards of Directors or Boards of Statutory Auditors of companies listed in regulated markets also outside Italy, financial, banking or insurance or large companies by members of Eni’s Board of Directors. The professional curriculum of Directors is available on Eni’s website.

ROBERTO POLI
Board member of Mondadori SpA, Fininvest SpA, Merloni Termosanitari SpA e G.D. SpA.

PAOLO SCARONI
Board member of Il Sole 24 Ore and Il Teatro alla Scala. Member of the Supervisory Board of ABN AMRO Bank, Board member of the Columbia University’s Business School and Veolia Enviroment (Paris).

ALBERTO CLÔ
Independent Board member of ASM Brescia SpA, Società Autostrade SpA, Italcementi SpA and De Longhi SpA.

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RENZO COSTI
Board member of Editrice Il Mulino SpA.

DARIO FRUSCIO
Chairman of Italia Turismo SpA.

MARCO REBOA
Board member of Seat PG SpA, Interpump Group SpA, IMMSI SpA and, among others Intesa Private Banking SpA. Chairman of the Board of Statutory Auditors of Luxottica Group SpA.

MARIO RESCA
Chairman of Italia Zuccheri SpA, Board member of Mondadori SpA, Special manager of the Cirio Del Monte Group, under special management.

PIERLUIGI SCIBETTA
Board member of Nucleco SpA, Istituto Superiore per la Previdenza e la Sicurezza del Lavoro (I.S.P.E.S.L.), Gestore del Mercato Elettrico SpA and of Ente per le nuove tecnologie, l'energia e l'ambiente - ENEA.

Board’s opinion on the matter of the admissible number of positions held by directors in other companies
In its meeting of December 13, 2006, the Board of Directors expressed its opinion on the matter of the admissible number of positions held by directors in other companies, as required by Eni’s Self-discipline Code:
  an executive director should not hold: i) the position of executive director in any other Italian or foreign listed company, or in any finance, banking or insurance company or any company with a net equity exceeding euro 10 billion and ii) the position of non-executive director or statutory auditor (or member of any other advisory committee) in more than three of said companies;
  a non-executive director, should not hold further positions than the one held in Eni, as: i) executive director in more than one of the companies mentioned above and non-executive director or statutory auditor (or member of any other control body) in more than three of the mentioned companies, or as ii) non-executive director or statutory auditor in more than six of the mentioned companies.

All the positions held in Eni’s subsidiaries are excluded for the purposes described above.
In case a director exceeds said limits in terms of positions held, he should timely inform the Board, who shall judge the situation taking into account the interest of the Company and call upon the interested director to make a decision on the matter.

On the basis of available information, Eni’s directors comply with these limits on the number of positions held in other companies.

Independence and honorability
Legislative Decree No. 58 of February 24, 1998 (TUF), as amended by Legislative Decree No. 303 of December 29, 2006 states that at least two members in a Board composed by more than seven members must possess the independence requirements provided for Statutory Auditors of listed companies.
Article 17.3 of Eni’s By-laws states that at least three Board members shall have the independence requirement, in case the Board is made up by more than five members. This rule actually increases the number of independent directors in Eni’s Board. Eni’s Code foresees further independence requirements, in line with the ones provided by the Borsa Italiana Code.
On February 22, 2007, Eni’s Board of Directors, in accordance with the provisions of Eni’s By-laws and Code, determined that six out of its nine members are independent, specifically: non-executive Directors Alberto Clô, Renzo Costi, Dario Fruscio, Marco Reboa, Mario Resca and Pierluigi Scibetta.
Renzo Costi was confirmed to be independent notwithstanding his permanence as board member for a period longer than nine years, due to the fact that he has been nominated by minority shareholders (specifically institutional investors) and has demonstrated ethical and professional qualities and independence when expressing his opinion during this period.
The Board of Statutory Auditors verified the proper application of criteria and procedures adopted by the Board to evaluate the independence of its members.
In accordance with the TUF, implemented in Article 17.3 of Eni’s By-laws, the Directors and General Managers of listed companies shall possess the honorability requirements prescribed for statutory auditors.
On February 22, 2007, the Board of Directors verified that all its members possess the honorability requirements.
In accordance with Article 17.3 of Eni’s By-laws, should the independence and honorability requirements be impaired or cease or the minimum number of independent Directors diminish below the threshold set by Eni’s By-laws, the Board declares the termination of office of the member lacking said requirements and provides for his substitution.

Meetings and functioning
In 2006, the Board of Directors met 16 times (21 in 2005) for an average duration of three hours.

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The general public is informed, with advance notice, of: (i) the dates of meetings convened for the approval of annual, semi-annual, preliminary and interim accounts; (ii) the dates of meetings convened to announce the amount of interim dividends and final dividends, and related ex-dividend and payment dates, and (iii) the dates of the general Shareholders’ Meeting approving the annual financial statements.
The financial calendar is available on Eni’s website.
In its meeting of June 1, 2005, the Board of Directors defined the rules for the calling of its meetings; in particular, the Chairman convenes Board meetings, and, in agreement with the CEO, defines agenda items. Notice is sent to the Directors, Statutory Auditors and the Magistrate of the Court of Accounts, by mail, fax, or e-mail within five days of the meeting’s date, at least 24 hours in advance in case of urgency.
Eni’s By-laws allow meetings to be held by video or teleconference.
Board members, Statutory Auditors and the Magistrate of the Court of Accounts receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions, except when confidentiality is deemed necessary.
During meetings directors can meet managers of Eni and its subsidiaries in order to obtain information on specific matters of the agenda items.
In 2006, on average 85% of Board members participated to Board meetings and 84% of independent non-executive Board members.
In the attached table, the percentage of attendance of each member of the Board to the Board of Directors’ and Board committees’ meetings is presented.
On September 21, 2006, the Board of Directors’ meeting was held on the Sabratha platform, off the Libyan coast, to allow non-executive directors to increase their knowledge on how Eni’s businesses operate.
Until this date, non-executive and independent members have always met in presence of the other members of the Board; Eni’s By-laws allow them to decide whether it is necessary to hold meetings attended exclusively by non-executive and independent members.

Board self evaluation
The Board of Directors performed its first evaluation of size, composition and functioning of the Board itself, in accordance with Eni’s and Borsa Italiana Codes.
In accordance with Eni’s Code, the Board of Directors has received support by a specialized consulting firm, Egon Zehnder, to guarantee the objectiveness of its evaluations.
Egon Zehnder’s work was focused on: a) gaining insight on the level of functioning and efficiency of the Board;	b) identifying areas of improvement or weakness in the functionality and efficiency of the Board. Consultants performed an in-depth interview of each member and analyzed the quantitative and qualitative aspects of all the information obtained.
The results of the interviews performed by Egon Zehnder were presented to the Board of Directors, being present the Board of Statutory Auditors. In its meeting of February 22, 2007, the Board reviewed the findings of the consultant and judged the size, composition and functioning of the Board and of the committees of the Board to be substantially positive. This conclusion shared by the consultant.
The main qualifying items underlined by the Board of Directors are: the open and direct discussion during the meetings; the respect for the contribution of each member; a constructive approach on part of all Board members to reach consensual solutions; the completeness, transparency and timeliness of information prepared by the CEO for Board meetings, and of explanations provided by the CEO during the meetings in order to allow the Board to perform its role being well informed and aware of the issues on the agenda.
All Directors have agreed on the personal contribution of each member to the optimization of the reviews made by the Board, thus allowing the Board to fully benefit from the different skills and professional backgrounds of each member, resulting in a more informed and consensual influence on the resolutions of the Board.
The Directors also agreed upon holding informal meetings to gain more insight on specific managerial and business matters, in order to better perform assigned duties.

Remuneration
Board members’ emoluments are determined by the Shareholders’ Meeting, while the emoluments of the Chairman and CEO, in relation to the powers attributed to them, are determined by the Board of Directors, based on proposals of the Compensation Committee and after consultation with the Board of Statutory Auditors.
On May 27, 2005 the Shareholders’ Meeting resolved to determine the annual emolument of the Chairman in euro 265,000 and of Board members in euro 115,000. It also resolved a bonus up to a maximum of euro 80,000 for the Chairman and euro 20,000 for each Board member. The amount of the bonus is determined in accordance with the performance of Eni shares in the reference year as compared with the performance of the seven largest international oil companies for market capitalization.

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The share performance takes account of the dividend paid. Said bonus amounts to euro 80,000 or euro 40,000, and euro 20,000 or euro 10,000 for the Chairman and each Board member, respectively, depending on whether the performance of Eni shares is rated first or second, or third or fourth in the reference year, respectively. No bonus is paid in case Eni scores a position lower than the fourth one.
In the meeting of June 21, 2006, the Board verified that Eni rated third in the mentioned positioning in 2005.
In the meeting of July 27, 2006, the Board of Directors, as proposed by the Compensation Committee and advised by the Board of Statutory Auditors, determined an additional element of remuneration for the Board members holding positions in Board’s committees, with the exclusion of the Chairman and CEO. Said fee amounts to euro 30,000, and euro 20,000 for the position of chairman of a committee and of member of a committee, respectively. This amount decreases to euro 27,000 and euro 18,000 in case a member holds positions in more than one committee.
The remuneration of the Chairman is made up of both a fixed emolument and a variable part in relation to the powers delegated to him by the Board.
The remuneration of the CEO, the general managers and other managers with strategic responsibilities[1] is made up by a salary, a bonus, and a long term incentive. The CEO also earns a fixed emolument and a variable part in relation to the powers delegated to him by the Board.
The salary of the three General Managers of Eni divisions and of other key managers is defined considering the position held and their specific responsibilities, taking into account the compensation level adopted by domestic and worldwide companies (in oil and gas, industrial and service sectors) and aligning it on a yearly base considering individual performance and career progression.
The variable part of the remuneration is paid yearly, based on the achievement of specific financial, operational and strategic targets and of individual performance goals pertaining to each business or functional unit. The variable part of the Chairman’s and CEO’s remuneration is determined based on the achievement of specific company objectives.
The variable part paid in 2006 was determined based on the achievement of Eni’s target for 2005 as approved by the Board of Directors on proposal of the Compensation Committee and defined consistently	with the targets of the strategic plan and yearly budget. Said targets include a set level of cash flow from operations (with a 40% weight), profitability (30%) and divisional operating performance (30%). Results achieved have been assessed assuming a constant trading environment and have been verified by the Compensation Committee and approved by the Board of Directors. Based on these results, a variable amount equal to 125% of the target level was determined, within an interval ranging from 85% to 130% of said target level.
In March 2006, the Board of Directors approved a new long-term incentive plan for senior managers of Eni and its subsidiaries (excluding listed subsidiaries), as proposed by the Compensation Committee. This new scheme is intended to motivate more effectively and retain managers, linking incentives to targets and performance achieved in a tighter way than previous incentives schemes. This new incentive scheme applies to the 2006-2008 three year period and is composed of a deferred monetary incentive, linked to the achievement of certain business growth and operating efficiency goals, replacing the previous stock grant plan, and of a stock option incentive focused on the achievement of certain targets of total shareholder return. This stock-based incentive was approved by the General Shareholders’ Meeting of May 25, 2006.
This scheme has a structure that balances the monetary and stock-based components of the remuneration, as well as links economic and operating performance to share performance in the long term. The deferred monetary incentive assigned in 2006 is paid after three years from the assignment depending on the achievement of the annual EBITDA targets preset for the 2006-2008 period. Results in terms of EBITDA are assessed by comparing actual results with set targets under a constant trading environment for each year. Stock options assigned in 2006 can be exercised after three years from the assignment in a percentage depending on the performance of Eni shares measured in terms of Total Shareholder Return[2] as compared to that achieved by a panel of major international oil companies over the 2006-2008 three-year period (see below).
At the end of the three year period, the results of the long term incentive plan are analyzed by the Compensation Committee and approved by the Board of Directors.
The CEO, being the General Manager of the company,

(1)	These managers together with the CEO and the General Managers are permanent members of Eni’s Management Committee.
(2)	For a definition of TSR see “Glossary”.

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is entitled to take part to both legs of this scheme, adding also a deferred bonus linked to the increase in the Eni share price, to be paid after three years (see the paragraph “Stock options and other share-based compensation”, below).	Follows the breakdown of the 2006 remuneration of the Chairman, the CEO, the divisional General Mangers and other managers with strategic responsibilities taking account of the fixed and variable components paid in the year, and the assigned long term incentive:

(%)	Chairman	CEO	Divisional General Managers	Other managers with strategic responsibilities

Fixed remuneration	65	32		38	41
Variable remuneration (linked to performance)	35	18	(*)	26	26
Long term incentive (linked to performance) (**)	-	50		36	33
Total	100	100		100	100

(*)	Determined on the actual period of office from June 1, 2005.
(**)	Evaluation of the deferred bonus (discounted) and the fair value of stock options assigned for target results. For the CEO, the deferred bonus comprises also the deferred bonus linked to the market performance of Eni shares.

Eni’s Shareholders’ Meeting of May 25, 2006, determined to extend to all Board Directors and to Statutory Auditors the insurance against professional risks included in agreements for Eni managers. This insurance reflects market terms and standard conditions.

Remuneration earned by members of the Board of Directors, Statutory Auditors, General Managers, and other managers with strategic responsibilities
Pursuant to Article 78 of Consob Decision No. 11971 of May 14, 1999, and to its subsequent modifications, remuneration earned by members of the Board of Directors, Statutory Auditors, General Managers and other managers with strategic responsibilities is reported in the table below. Remuneration earned by managers who held a position in 2006 for a fraction of the year is reported too.
Pursuant to Consob decisions:
  in the column “Emoluments for service at Eni SpA” are reported fixed fees paid to non-executive and executive directors, fixed fees paid to Directors attending the Committees formed by the Board of Directors, and fees paid to Statutory Auditors. Fixed fees earned by the Chairman and the CEO include also fees earned for the powers delegated to them by the Board;
  in the column “Non-cash benefits” are reported amounts referring to all fringe benefits, including insurance policies;

  in the column “Bonuses and other incentives” are reported the portion of fees linked to performances which was awarded in the year to both non-executive directors and executive directors, and the portion of salaries linked to performances which was awarded in the year to the CEO, the General Managers of Eni’s divisions and other managers with strategic responsibilities;
  in the column “Salaries and other elements” are reported base salaries paid to the CEO, the General Managers of Eni’s divisions and other managers with strategic responsibilities, and indemnities paid upon termination of the employment contract. Referring to the Statutory Auditors, fees paid for positions held on the Board of Statutory Auditors in Eni’s subsidiaries are also reported.

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(thousand euro)
Name	Position	Term of office	Expiry date of the position (1)	Emoluments for service at Eni SpA	Non-cash benefits	Bonuses and other incentives (2)	Salaries and other elements	Total

Board of Directors
Roberto Poli	Chairman	01.01-12.31	05.30.08	765	15	415				1,195
Paolo Scaroni	CEO	01.01-12.31	05.30.08	430	62	834	(3)	1,014		2,340
Alberto Clô	Director	01.01-12.31	05.30.08	134		10				144
Renzo Costi	Director	01.01-12.31	05.30.08	130		10				140
Dario Fruscio	Director	01.01-12.31	05.30.08	124		10				134
Marco Pinto	Director	01.01-12.31	05.30.08	130		10				140
Mario Resca	Director	01.01-12.31	05.30.08	128		10				138
Marco Reboa	Director	01.01-12.31	05.30.08	134		10				144
Pierluigi Scibetta	Director	01.01-12.31	05.30.08	130		10				140
Board of Statutory Auditors
Paolo Andrea Colombo	Chairman	01.01-12.31	05.30.08	115				89	(4)	204
Filippo Duodo	Auditor	01.01-12.31	05.30.08	80				55	(5)	135
Edoardo Grisolia (6)	Auditor	01.01-12.31	05.30.08	80						80
Riccardo Perotta	Auditor	01.01-12.31	05.30.08	80				63	(7)	143
Giorgio Silva	Auditor	01.01-12.31	05.30.08	80				44	(8)	124
General Managers
Stefano Cao	Exploration & Production	01.01-12.31				643		966		1,609
Domenico Dispenza	Gas & Power	01.01-12.31				386		669		1,055
Angelo Taraborrelli	Refining & Marketing	01.01-12.31				400		645		1,045
				2,540	77	2,748		3,565		8,910
Other managers with strategic responsibilities (9)						1,932		7,846	(10)	9,778

(1)	Office ends with the Meeting approving financial statements for the year ending December 31, 2007.
(2)	Based on performance achieved in 2005.
(3)	Amount accrued for the duration of office from June 1 to December 31, 2005.
(4)	Includes the compensation obtained as Chairman of the Board of Statutory Auditors of Saipem and EniServizi.
(5)	Includes the compensation obtained as Statutory Auditor in Snamprogetti SpA, Chairman of the Board of Statutory Auditors of CEPAV Uno and CEPAV Due.
(6)	Compensation for the service is paid to the Ministry of Economy and Finance.
(7)	Includes the compensation obtained as Chairman of the Board of Statutory Auditors of Snam Rete Gas and as Statutory Auditor in Enifin SpA.
(8)	Includes the compensation obtained as Statutory Auditor in Snamprogetti SpA and as Chairman of the Board of Statutory Auditors of TSKJ Italia Srl.
(9)	Managers, who during the year with the CEO and the General Managers of Eni divisions, have been members of Eni’s Steering Committee (nine managers).
(10)	Also Includes indemnities paid upon termination of employment contract.

Deferred bonus awarded to the CEO, the General Managers and managers with strategic responsibilities
The deferred bonus plan approved for the 2006-2008 three-year period envisages a basic bonus paid after three years according to a variable amount equal to a percentage ranging from 0 to 170% of the amount	established for the target performance in relation to the performances achieved in a three-year period as approved by the Board of Directors.
The following table sets out the basic bonus awarded in the year 2006 to the CEO and to the General Managers of Eni’s Divisions, and the total amount awarded to other managers with strategic responsibilities.

(thousand euro)

Name		Deferred bonus awarded

Paolo Scaroni	CEO	787
Stefano Cao	General Manager of the E&P Division	468
Domenico Dispenza	General Manager of the G&P Division	328
Angelo Taraborrelli	General Manager of the R&M Division	307
Other managers with strategic responsibilities (1)		1,293

(1)	No. 6 managers.

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Stock options and other share-based compensation

STOCK GRANTS
With the aim of improving motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value and increasing at the same time their contribution to the management of the Company, in 2003 Eni started a stock grant scheme envisaging the offering of its own shares purchased under its buy back program (treasury shares) for no consideration to those managers of Eni	who achieve corporate and individual objectives. Said scheme applied to the three year-period 2003-2005. Assignment vested within 45 days after the end of the third year from the date of the offer.
Under this stock grant plan, on December 31, 2006, a total of 1,873,600 grants were outstanding for the assignment of an equal amount of treasury shares (equal to 0.05% of capital stock) pertaining to 2003, 2004 and 2005 assignments as follows: (i) a total of 2.500 grants (fair value euro 11.20 per share) related to 2003, (ii) a total of 798,700 grants (fair value euro 14.57 per share) related to 2004 and (iii) a total of 1,072,400 grants (fair value euro 20.08 per share) related to 2005.
The following is a summary of stock grant activity for the years 2005 and 2006:

2005	2006

(euro)	Number of shares	Market price in euro (a)	Number of shares	Market price in euro (a)

Stock grants as of January 1	3,112,200	18.461	3,127,200	23.460
New rights granted	1,303,400	21.336	-	-
Rights exercised in the period	(1,273,500)	23.097	(1,236,400)	23.933
Rights cancelled in the period	(14,900)	22.390	(17,200)	23.338
Stock grants outstanding of December 31	3,127,200	23.460	1,873,600	25.520
of which exercisable at December 31	38,700	23.460	156,700	25.520

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the resolution of the Board of Directors regarding the stock grants assignment; (ii) the date of the recording in the grantee's securities account of the emission/transfer of the shares granted; (iii) the date of the unilateral termination of employment for rights cancelled) weighted with the number of shares. Market price of stock grants at the beginning and at the end of the year is the price recorded at December 31.

The following table presents the amount of stock grants awarded to Eni’s CEO, General Managers and other managers with strategic responsibilities.

Grants outstanding at beginning of the period	Grants exercised during the period	Grants outstanding at end of the period

Name	Number of grants	Average maturity in months	Number of grants	Average market price at date of exercise	Number of grants	Average maturity in months

Paolo Scaroni	CEO	-		-	-	-	-			-
Stefano Cao	General Manager of the E&P Division	43,700		21	14,700	24.117	29,000		15
Domenico Dispenza (1)	General Manager	12,100		14	6,300	24.117	5,800		8
	of the G&P Division	53,900	(2)	25	-	-	53,900	(2)	13
Angelo Taraborrelli	General Manager of the R&M Division	28,100		24	6,300	24.117	21,800		17
Other managers with strategic responsibilities (3)		111,400		21	60,500	23.478	50,900		15

(1)	Appointed on January 1, 2006.
(2)	Snam Rete Gas' shares. These grants have been assigned by Snam Rete Gas to Domenico Dispenza who was Chairman of Snam Rete Gas until December 23, 2005.
(3)	No. 5 managers.

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STOCK OPTIONS
Eni offers managers of Eni SpA and its subsidiaries as defined in the Article 2359 of the Civil Code holding positions of significant responsibility for achieving profitability or strategic targets, the opportunity to acquire a shareholding in the company as an element of remuneration through the award of options for purchasing Eni treasury shares.
On May 25, 2006, the Sharehoders’ Meeting approved the 2006-2008 stock option plan and authorized the Board of Directors to make available a maximum amount of 30 million treasury shares (equal to 0.749% of the share capital) for the stock option plan.
This stock option plan foresees three annual awards. Unlike previous schemes, the 2006-2008 stock option plan introduced a performance condition upon which options can be exercised. At the end of each vesting period with a three-year duration, the Board of Directors determines the number of exercisable options, in a percentage ranging from 0% to 100% of the total amount awarded for each year of the plan, depending on the performance of Eni shares measured in terms of Total Shareholder Return as compared to that achieved by a panel of major international oil companies in terms of capitalization. On July 27, 2006, the Board of Directors approved:	(i) the award pertaining to 2006 within the three-year period covered by the plan; (ii) its regulation; and (iii) the criteria to be followed in the identification of managers to whom the option will be assigned. The Board of Directors delegated to the CEO the task to identify eligible managers by the end of each year covered by the plan. Under this plan, 7,050,000 options were awarded pertaining to 2006 with a strike price of euro 23.119. Previous stock option plans provided that grantees had the right to purchase treasury shares in a 1 to 1 ratio after three years from the award, with a strike price calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding award or, if greater, as the average carrying cost of treasury shares held by Eni as of the date preceding the award.
At December 31, 2006, a total of 15,290,400 options were outstanding for the purchase of an equal amount of ordinary shares nominal value euro 1 of Eni SpA, carrying an average strike price of euro 21.022.
The weighted-average remaining contractual life of options outstanding at December 31, 2003, 2004, 2005 and 2006 was 4.6 years, 5.6 years, 6.6 years and 5.6 years, respectively.
The following is a summary of stock option activity for the years 2005 and 2006:

2005	2006

(euro)	Number of shares	Weighted average exercise price	Market price (a)	Number of shares	Weighted average exercise price	Market price (a)

Options as of January 1	11,789,00	15.111	18.461	13,379,600	17.705	23.460
New options granted	4,818,500	22.512	22.512	7,050,000	23.119	23.119
Options exercised in the period	(3,106,400)	15.364	22.485	(4,943,200)	15.111	23.511
Options cancelled in the period	(121,500)	16.530	23.100	(196,000)	19.119	23.797
Options outstanding as of December 31	13,379,600	17.705	23.460	15,290,400	21.022	25.520
of which exercisable at December 31	1,540,600	16.104	23.460	1,622,900	16.190	25.520

(a)	Market price relating to new rights assigned, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of assignment; (ii) the date of the recording in the securities account of the managers to whom the options have been assigned; (iii) the date of the unilateral termination of employment for rights cancelled). Market price of shares referring to options as of the beginning and the end of the year, is the price recorded at December 31.

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The fair value of stock options granted during the years ended December 31, 2003, 2004, 2005, 2006 of euro 1.50, euro 2.01, euro 3.33 and euro 2.89 respectively, was calculated	applying the Black-Scholes method using the following assumptions:

2003	2004	2005	2006

Risk free interest rate	(%)	3.16	3.21	2.51	4
Expected life	(years)	8	8	8	6
Expected volatility	(%)	22	19	21	16.8
Expected dividends	(%)	5.35	4.5	3.98	5.26

The following table presents the amount of stock options awarded to Eni’s CEO, General Managers and other managers with strategic responsibilities.

CEO	General Manager E&P Division	General Manager G&P Division	General Manager R&M Division	Other managers with strategic responsibilities (1)

Paolo Scaroni	Stefano Cao	Domenico Dispenza (2)	Angelo Taraborrelli

Options outstanding at the beginning of the period:
- number of options		699,000		201,500	43,000	269,500	(3)	123,000	686,500
- average exercise price	(euro)	22.509		17.920	14.171	3.988		18.308	18.208
- average maturity in months		91		82	64	85		83	79
Options granted during the period
- number of options		681,000	(4)	175,500	122,500	-		115,000	552,500
- average exercise price	(euro)	23.100		23.100	23.100	-		23.100	23.100
- average maturity in months		72		72	72	-		72	72
Options exercised at the end of the period
- number of options		-		62,500	28,500	-		-	312,500
- average exercise price	(euro)	-		13.743	13.743	-		-	16.478
- average market price at date of exercise	(euro)	-		23.341	24.095	-		-	23.256
Options outstanding at the end of the period
- number of options		1,380,000		314,500	137,000	269,500		238,000	926,500
- average exercise price	(euro)	22.801		21.641	22.244	3.988		20.624	21.709
- average maturity in months		73		70	65	73		68	69

(1)	No. 9 managers.
(2)	Appointed on January 1, 2006.
(3)	Options on Snam Rete Gas shares: assigned by the company to Domenico Dispenza who held the position of Chairman of Snam Rete Gas until December 23, 2005.
(4)	The assignment to the CEO has been integrated by a deferred bonus linked to the market performance of Eni shares, to be paid after a three year period and corresponding to 96,000 options with a strike price of euro 23.100 and a vesting period of three years.

Overall remuneration of key management personnel
On the whole, remuneration of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive directors, general managers and	other managers holding strategic responsibilities amounted to euro 23 million for 2006 consisting of: (i) fees and salaries for euro 16 million; (ii) post-employment benefits for euro 1 million; (iii) other long term benefits for euro 3 million; and (iv) fair value of stock grant/option for euro 3 million.

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Board Committees
The Board has instituted three committees with proposal and advisory functions. Their composition, tasks and functioning are defined by the Board of Directors in respect of the criteria established by the Eni Code. They are: a) the Internal Control Committee, b) the Compensation Committee and c) the International Oil Committee, composed almost exclusively of independent Directors.
In its meeting of June 1, 2005, the Board appointed the following directors as members of the Committees:
Internal Control Committee: Marco Reboa (Chairman, independent), Alberto Clô (independent), Renzo Costi (independent), Marco Pinto (non-executive) and Pierluigi Scibetta (independent);
Compensation Committee: Mario Resca (Chairman, independent), Renzo Costi (independent), Marco Pinto (non-executive) and Pierluigi Scibetta (independent);
International Oil Committee: Alberto Clô (Chairman, independent), Paolo Scaroni (CEO), Dario Fruscio (independent) and Marco Reboa (independent).
The Code, in line with the Borsa Italiana Code, suggests the creation of a “Nominating Committee”. The Board of Directors has not formed this Committee in consideration of the shareholding characteristics of Eni.

Internal Control Committee
The Internal Control Committee is entrusted with advisory and consulting tasks in respect of the Board in the area of monitoring general management issues.
In the course of 2006, the Internal Control Committee met 15 times, with an average participation of 80% of its members, and reviewed the following: (i) the 2006 audit plan prepared by Eni, Saipem and Snam Rete Gas internal audit functions and their progress; (ii) findings and results from Eni’s internal auditing interventions; (iii) initiatives undertaken and effects of measures applied in order to eliminate the weaknesses highlighted by Eni’s Internal Audit department; (iv) the essential features of the 2005 financial statements, making suggestions intended to improve the level of disclosure throgh meetings with top level representatives of administrative functions of the main Eni subsidiaries, chairmen of boards of statutory auditors and responsible partners from external audit companies; (v) Eni’s 2006 draft Half Year Report; (vi) the “Recommendations on the internal accounting control system” presented on 2004 financial statements by the external audit company; (vii) the external audit	company reports on “Facts and circumstances of interest in the governance activity”; (viii) the situation of appointments of external auditors of main group companies, the recognition of costs incurred and the observations contained in the reports of external auditors pertaining to the financial statements of Eni’s subsidiaries; (ix) the proposal to integrate the task of Eni’s external auditors, to also include the certification of Eni’s internal control system, under Section 404 of the Sarbanes-Oxley Act (SOA) for fiscal year 2006, and the proposal extending the task of the external auditor currently in charge to audit the financial statements of Group companies and to certify the Group internal control system over financial reporting as well as all other admissible tasks for the 2007-2009 period; (x) the report on the implementation of SOA activities; (xi) the report presented by the Watch Structure established as required by Legislative Decree No. 231/2001; (xii) the general aspects of rules on recommendations received by Eni, which also include confidential or anonymous recommendations, issued also in respect of the Sarbanes-Oxley Act, and the periodic reports concerning the received recommendations; (xiii) the new organizational structure and the tasks of Eni Internal Audit function; (xiv) the reorganization of the Group supply activities; (xv) issues on hydrocarbon reserves and relevant classification criteria, also including accounting issues; (xvi) appointments of consultants and legal counsellors supporting the Company on legal matters for the 2005-2006 two year period; (xvii) antitrust procedures and the recognition of the relevant provisions to the risk reserve; (xviii) the reports on additional information submitted to the SEC and accounting treatment of the merger of Enifin with the parent company Eni; (xix) the report on Eni administrative and accounting organization to be submitted to the Board of Directors.
The Internal Audit Manager is the secretary of the Committee. In its meeting of March 16, 2007, the Board of Directors, as proposed by the CEO, in agreement with the Chairman and after asking the Internal Control Committee for its opinion, entrusted the Internal Audit Manager as manager delegated for the internal control.

Compensation Committee
The Compensation Committee, established by the Board of Directors in 1996, is entrusted with proposing tasks with respect to the Board on the matters of compensation of the Chairman and CEO as well as of the Board Committees members, and following the indications of the CEO, on the following: (i) stock-based incentive plans; (ii) the definition of the

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criteria for the compensation of top managers of the Group; (iii) the setting of objectives and the evaluation of results of performance and incentive plans.
In 2006, the Compensation Committee met nine times with an average participation of 96% of its members, and accomplished the following:
(i) verified functions and tasks of the Committee, defined by the new regulation approved by the Board of Directors in June 2005 (available on Eni’s website), in accordance with the national and international corporate governance principles, confirming their substantial alignment with international and national standards; (ii) examined the objectives of the 2006 performance and incentive plan and appraised 2005 results, to be submitted to the Board of Directors for approval; (iii) examined the revised long-term incentive system for managers, and drafted a proposal based on which the Board of Directors requested the Shareholders’ Meeting’s approval of the 2006-2008 stock option plan and the authorization to use treasury shares for servicing the stock option plan; (iv) examined the issue of the insurance against professional risks included in agreements for Eni managers, extended to Directors and Statutory Auditors, as approved by the Board of Directors in its meeting of March 30, 2006, and the issue of the insurance against managerial risks, on which the Shareholders’ Meeting’s approval has been requested; (v) examined the Chairman variable compensation and drafted a proposal for determining the variable part of the remuneration of the Chairman and CEO based on 2005 performance to be submitted to the Board of Directors; (vi) examined the benchmarks for top management remuneration, the criteria of the annual remuneration policy, as well as the implementation of incentive plans for the year and in the long-term in order to draft a proposal to submit to the Board of Directors; (vii) examined the compensation to be attributed to the Directors, related to functions and activities performed in their role as members of the Committees established by the Board, in order to draft a proposal approved by the Board of Directors’ meeting of July 27, 2006; (viii) examined the impact of the new stock-based incentive scheme on CEO compensation, and drafted an integration proposal in order to maintain the incentive level established in 2005, to be submitted to the Board of Directors (see “Stock options and other share-based compensation”).
In 2006, the Committee appointed external consultants to acquire analysis and advice on its specific matters.	International Oil Committee
The International Oil Committee is entrusted with the monitoring of trends in oil markets and the study of their aspects.
In 2006 the International Oil Committee met five times with a 75% participation of its members.
The first meeting concerned trends and conditions of the oil and gas industry, as well as the key variables of the energy scenarios for Eni’s four-year strategic plan.
The other meetings concerned the analysis of worldwide energy market prospects to 2020, to identify the main issues and challenges to be addressed in Eni Master Plan – a key document in the planning process defining Eni industrial strategies.
In particular, the meetings dealt with: (i) worldwide energy consumption trends to 2020 – discussed in two meetings – aimed at identifying fundamentals, underlying assumptions and possible uncertainties in consumption trends in the most important world areas; (ii) a survey of the supply of natural gas in the world and (iii) a survey of the worldwide oil supply, highlighting hydrocarbons and infrastructure development trends, in relation to the industrial and market trends in the next 15 years.

Board of Statutory Auditors and other control entities

Board of Statutory Auditors
The Board of Statutory Auditors, in accordance with Legislative Decree No. 58/1998 (TUF), monitors: (i) the respect of laws and of Eni’s memorandum of association; (ii) the respect of the principles of proper administration; (iii) the adequacy of the company’s organizational structure, for the parts covered by the Board's responsibility, of its internal control system and administration and accounting systems as well as the reliability of the latter in fairly representing the management of the company; (iv) the adequacy of instructions conveyed by the parent company to its subsidiaries according to Article 114, paragraph 2 of the above mentioned decree; (v) the actual implementation of corporate governance rules foreseen by the codes of conduct prepared by market regulators and the associations the company belongs to, that the company publicly declares to respect.
In accordance with the Eni Code, in line with the Borsa Italiana Code, the Board of Statutory Auditors monitors the independence of the external auditing firm, verifying both the compliance with the provisions of applicable laws and regulations governing the matter, and the nature and extent of services other than the accounting

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control provided to Eni by the auditing firm and the entities belonging to its network.
According to the TUF (as amended by Legislative Decree No. 303/2006), the Board of Statutory Auditors drafts a proposal regarding the appointment of the external auditors and their fee to be submitted to the Shareholders’ Meeting for approval.
The Board of Directors, in its meeting of March 22, 2005, in accordance with the provision of the SEC Rule 10A-3 for non-US companies listed on US stock exchanges, elected the Board of Statutory Auditors to fulfill the role of the audit committee in US companies under the Sarbanes-Oxley Act and SEC rules, within the limits set by Italian legislation from June 1, 2005. On June 15, 2005, the Board of Statutory Auditors approved the regulation for carrying out the functions attributed to the audit committee under US laws. This regulation is published on Eni’s website.

Composition and appointment
The Board of Statutory Auditors is comprised of five auditors and two alternate auditors, appointed by the Shareholders’ Meeting for a three-year term.
On May 27, 2005, Eni’s Shareholders’ Meeting appointed the following statutory auditors for a three-year period and however until the Shareholders’ Meeting approving financial statements for fiscal year 2007: Paolo Andrea Colombo (Chairman), Filippo Duodo, Edoardo Grisolia, Riccardo Perotta and Giorgio Silva. Francesco Bilotti and Massimo Gentile are alternate auditors. A curriculum of these auditors is published on Eni’s website. The same Meeting also determined the yearly compensation of the Chairman of the Board of Statutory Auditors and each Auditor amounting to euro 115,000 and euro 80,000 respectively.
Paolo Andrea Colombo, Filippo Duodo, Edoardo Grisolia and Francesco Bilotti were candidates in the list presented by the Ministry of Economy and Finance; Riccardo Perotta, Giorgio Silva and Massimo Gentile were candidates in the list presented by institutional investors coordinated by Fineco Asset Management SpA.
Statutory Auditors are appointed in accordance with Eni’s By-laws with a list vote; at least two auditors and one substitute are chosen from minority candidates.
According to Article 28.2 of Eni’s By-laws, as revised by the Shareholders’ Meeting of May 25, 2006, to implement the provision of Law No. 262 of December 28, 2005 (law on the protection of savings), the Shareholders’ Meeting elects Chairman of the Board of Statutory Auditors a member elected from a list other than the one obtaining the majority of votes; this prescription will be applied in the next Board election.
The lists of candidates include declarations made by	the candidates on the possession of independence and expertise requirements prescribed by applicable regulation and a professional resume of each candidate, must be filed at the company’s headquarters at least 10 days before the date of the Shareholders’ Meeting on first call and are published in national newspapers.

Expertise and independence
In accordance with the TUF, Statutory Auditors have to possess the specific requirements of independence, and the professional and honorability requirements as prescribed by a regulation of the Minister of Justice.
As also reported in the Code, the Statutory Auditors shall act with autonomy and independence also vis-à-vis the shareholders who elected them.
As for professional qualifications of the candidates, Article 28 of Eni’s By-laws, in line with the said Decree of the Minister of Justice, foresees that the professional requirements can also be acquired with at least three years of professional experience or by teaching business law, business administration and finance, as well as at least a three year experience in a managerial position in geological or engineering businesses.
Eni’s auditors are all chartered auditors.
Article 28 of Eni’s By-laws also prohibits the appointment as statutory auditor of persons that are statutory auditors or members of the supervisory board or members of the management control committee of at least five companies with registered securities in regulated markets not subsidiaries of Eni SpA. In case such persons are elected, their task is terminated.
This prescription should be replaced by a Consob regulation defining the maximum allowed number of appointments of a statutory auditor in line with the TUF.
In its meeting of March 16, 2007, the Board of Statutory Auditors verified that all its members complied with the independence criteria prescribed by the rules of the Eni Code intended to ensure the Statutory Auditors’ possession of required independence after their appointment, also based on the criteria defined by the Code for the members of the Board of Directors.

Meetings and functioning
Statutory auditors receive information on all issues on the agenda of the Board of Directors at the same time as the Directors.
In line with the provisions of the Eni Code, an Auditor who has an interest, either own or on behalf of third parties, in a certain transaction of the issuer, shall inform the Board of Directors and the other Auditors.
In 2006, the Board met 20 times with an average participation of 88% of its members.

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The table attached at the end of this section indicates, the percentage of participation of each auditor to the Board of Auditors meetings.

Further Auditors' appointments
Based on information received, information on positions held by the members of Eni’s Board of Statutory Auditors in other Boards of Directors and Boards of Statutory Auditors of listed companies, also abroad, financial, banking, insurance or large companies is provided below.
The curriculum of each Auditor is available on Eni’s website.

PAOLO ANDREA COLOMBO
Chairman of Sintesi SpA, independent Director of Mediaset SpA, Interbanca SpA, Iniziative Gestione Investimenti SpA, RCS Quotidiani SpA, SIAS SpA, Director of Versace SpA. Chairman of the Board of Statutory Auditors of Ansaldo STS and Saipem SpA. Auditor of Aviva SpA, Lottomatica SpA and Sirti SpA.

FILIPPO DUODO
Chairman of the Board of Statutory Auditors of Banca Meridiana SpA. Auditor of Benetton Group SpA.

RICCARDO PEROTTA
Chairman of the Board of Statutory Auditors of Snam Rete Gas SpA and Gewiss SpA, Auditor of ECS International Italia SpA.

GIORGIO SILVA
Auditor of Luxottica SpA and RCS Mediagroup SpA.

External Auditors
As provided for by Italian law, the auditing of financial statements is entrusted to external auditors registered on the register held by Consob. The external auditor is appointed by the Shareholders’ Meeting. Eni’s external auditor, PricewaterhouseCoopers SpA, was appointed by the Shareholders’ Meeting of May 28, 2004 for a three-year term ending with the Meeting approving financial statements for 2006.
Financial statements of Eni subsidiaries are audited, mainly by PricewaterhouseCoopers. In order to express its opinion on Eni’s consolidated financial statements PricewaterhouseCoopers took the responsibility of the audit activities performed by other auditors on certain Eni fully consolidated subsidiaries representing, however, a negligible part of Eni’s consolidated assets and revenues.
Eni’s external auditor and the companies belonging to its network are not to be entrusted with tasks not pertaining to audit activities, except for rare and	motivated cases for tasks – not prohibited by Consob and the Sarbanes-Oxley Act – subject to authorization by Eni’s Board of Statutory Auditors and to approval by the Board of Directors of Eni Group companies upon favorable opinion of their Board of Statutory Auditors. Eni’s Board of Statutory Auditors must be informed of all tasks entrusted to external auditors by Eni Group companies.

Other auditing
The accounts of the parent company Eni SpA are subject also to the review of the Italian Court of Accounts. The relevant activity is performed by the Magistrate delegated to control, Lucio Todaro Marescotti (alternate Magistrate Angelo Antonio Parente), replacing Luigi Schiavello, as decided on July 19-20, 2006, by the Governing Council of the Italian Court of Accounts.
The Magistrate delegated to control attends the meetings of the Board of Directors, the Board of Statutory Auditors and the Internal Control Committee.

Internal controls
Eni is aware that financial information plays a crucial role in the creation and maintenance of satisfying relationships between the company and its increasingly wide area of stakeholders, and contributes, as well as the group performance, to the creation of value for the shareholders.
Eni is also aware that investors rely on Eni managers and employees respecting procedures and rules of the company’s internal control system.
In this area a special relevance is attribuited to Eni’s Code of Conduct that identifies the fundamental values for the deployment of Eni activities in the formal and substantial legitimacy of behavior of its employees at any organizational level, the transparency of accounts and disclosure, and the spreading of a control oriented attitude.
The Board of Directors evaluates the consistency of the internal control system with the company structure and characteristics. The CEO monitors the functionality of the internal control system, supported by the manager in charge of the internal control and by the Internal Audit department.
In particular, the Board of Directors is assisted by the Internal Control Committee in the performance of the tasks related to: (i) defining the guidelines for the company’s internal control system intended to ensure that the main company risks are correctly identified, measured, managed and monitored, also determining whether such risks are compatible with a sound and a correct management of the company; (ii) annually evaluating the suitability, effectiveness and

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efficient operation of the internal control system; (iii) disclosing the key elements of the internal control system, and evaluating its overall adequacy in the annual report on corporate governance. In performing those tasks, the Board of Directors refers to available conceptual models and domestic and international best practices. Special attention is paid to organization and management models adopted according to Legislative Decree No. 231/2001 and to the Code of Conduct.
In line with these principles, Eni adopted regulations for the preparation of financial statements of the Group companies and the collection of information necessary for timely and fair disclosure in quarterly and yearly reports in accordance with generally accepted rules and accounting standards, ensuring also uniformity of behavior, an essential element for the provision of proper financial information on the Group.
With the aim of ensuring the effective and correct enactment of such rules, principles and standards and of general rules governing processes for information to be recorded, processed, summarized and reported, Eni adopted an internal control system designed with the aim of providing investors and markets with fair, complete and timely information.
Eni internal control system has been designed in accordance with the provisions of the Sarbanes-Oxley Act of 2002 (SOA) which Eni has to comply with as its securities are listed on the New York Stock Exchange. Such control system was designed in accordance with two fundamental principles:
  to extend control to all the levels of the organizational structure, consistently with the operating task entrusted to each level;
  sustainability of controls in the long term, so as to ensure that the performance of controls is increasingly integrated in and compatible with operating needs; for this purpose, specific controls have been selected in order to identify such critical controls as to mitigate the level of risk.

The objectives of the internal control system have been defined consistently with applicable provisions of US rules distinguishing two systemic components:

  disclosure controls and procedures;
  internal control over financial reporting.

Disclosure controls and procedures are defined as controls and other procedures of the company that are designed to ensure that information required to be disclosed by the company in its reports is collected and communicated to Eni management, including Eni’s CEO and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Eni’s internal control over financial reporting has been designed to be consistent with the Internal Control-Integrated Framework created and published by the Committee of Sponsoring Organizations of the Treadway Commission and comprises five interrelated components: control environment, risk assessment, control activities, information and communication, and monitoring. Such components in relation to their own features operate at entity level (Group, business segment, divisions, subsidiary) and/or at a process level, including both operational and financial administration process (transaction, evaluation processes and closing the books).
The key objective of internal control over financial reporting is to mitigate risks due to negligence and risks of fraud, significantly impacting financial statements. In addition, a specific risk assessment has been performed on fraud risks, and from this anti-fraud measures and controls have been designed.
Management has developed its own assessment procedures to evaluate the design of Eni’s internal control over financial reporting and its operating effectiveness. To that end, management has implemented ongoing monitoring activities entrusted to managers who are responsible of conducting primary processes or activities, and separate evaluations have been entrusted to Eni’s Internal Audit department. This department operates according to a preset plan of interventions defining scope and objectives of each intervention.
Outcomes from all monitoring activities are reported periodically in order to ascertain the state of Eni’s internal control over financial reporting. All levels of Eni’s organizational structure are involved in this reporting process.
A primary role in Eni’s internal control over financial reporting is played by the Internal Audit department, directly reporting to the CEO and to the Board of Statutory Auditors in its quality of audit committee under the SOA.
The Internal Audit Manager, in his/her role as responsible for internal control activities, reports to the CEO, to Eni’s Internal Control Committee and to the Board of Statutory Auditors. Among the tasks entrusted to the Internal Audit department are: (i) to ensure implementation of the following activities: vigilance activity as required by Legislative Decree No. 231/2001; separate evaluations as required by the SOA,

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operational, financial, information technology and fraud auditing activities on behalf of Eni divisions and Eni’s fully-owned subsidiaries lacking their own Internal Audit departments; (ii) to update Eni’s system for identifying, classifying and assessing risk areas in order to plan control activities; (iii) to implement planned and non-planned control activities, and to identify possible gaps with respect to adopted conceptual models, also making proposals on corrective measures and monitoring subsequent follow-up activities; (iv) to maintain relationships with external auditors; (v) to maintain relationships with and ensure information flows to the Watch Structure, the Internal Control Committee and the Board of Statutory Auditors; (vi) to ensure the management of the recommendations received by Eni, also under an anonymous form, during the internal preliminary investigations and supporting the entrusted company bodies in their evaluation process, always in full compliance with Eni procedures.
The integrated auditing plan and the outcomes of the activities performed are evaluated by the Internal Control Committee, the Board of Statutory Auditors, and the Watch Structure within the boundaries of the matters covered by Legislative Decree No. 231/2001.
The Internal Audit department and the external auditors have complete access to data, information and documentation which can support the performance of auditing activities.

Legislative Decree No. 231/2001
In its meetings of December 15, 2003 and January 28, 2004 the Board of Directors approved a “Model for organization, management and control according to Legislative Decree No. 231/2001” and established a Watch Structure. Legislative Decree No. 231/2001 states the administrative responsibility of entities such as companies and partnerships, according to Article 11 of Law No. 300 of September 29, 2000. The principles of the “231 model” are published on Eni’s website. The criteria for the preparation of this model are those included in a guidebook prepared by Confindustria (the Italian association of industrial companies) as verified by the Ministry of Justice as required by the same Decree. The model was transmitted to all Group companies for application.

Transactions in which a director has an interest
and transactions with related parties
In accordance with the TUF and with Article 23.3 of Eni’s By-laws, the Directors shall timely inform the Board of Statutory Auditors on transactions in which they have an interest.	During each Board of Directors’ meeting, the Chairman expressly asks the Directors to declare any of their potential interest in transactions on the agenda.
The Eni Code, in accordance with the Borsa Italiana Code, foresees the adoption, by the Board of Directors, of measures ensuring that transactions in which a director has an interest, directly or on behalf of third parties, and all transactions carried out with related parties, are performed in a transparent way and meet criteria of substantial and procedural fairness.
In addition, the Eni Code foresees a specific opinion of the Internal Control Committee on the rules adopted by the Board of Directors.
Preparation of a procedure regarding transactions with related parties is underway; however its finalization is stalling due to the circumstance that Italian listed companies are awaiting the emission on part of Consob of certain guidelines that Article 2391-bis of the Civil Code assigns to Consob. Pending the emission of such guidelines, Eni’s internal rules provide that transactions with related parties be submitted to the Board of Directors, even though of amounts lower than the materiality threshold set for the transactions to be approved by the Board;
The Board of Directors’ resolution defining the powers of the Board itself points out the needs to pay particular attention to those situations in which a director has an interest and to transactions with related parties.
Moreover, Eni is committed to observing principles as defined in the Borsa Italiana Code regarding such persons holding significant positions in the share capital of listed companies and in particular respecting their managerial autonomy.
In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with related parties as defined by IAS 24. These include non consolidated subsidiaries and affiliates as well other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni Group companies.
Eni’s Directors, General Managers and managers with strategic responsibilities disclose every six months any transactions with Eni SpA and its subsidiaries that require disclosure under IAS 24.
Amounts and types of trade and financial transactions with related parties and their impact on consolidated earnings and cash flow, and on the Group’s assets and financial condition are reported in Note 33 to the consolidated financial statements.

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Significant differences in corporate governance practices as per Section 303A.11 of the New York Stock Exchange Listed Company Manual
Corporate governance As discussed above, Eni’s organizational structure follows the traditional Italian model of companies which provides for two main separate corporate bodies, the Board of Directors and the Board of Statutory Auditors to whom management and monitoring duties are respectively entrusted. This model differs from the U.S. unitary model which provides for the Board of Directors as the sole corporate body responsible for management and for audit committee established within the same Board for monitoring.
Below is a description of the most significant differences between corporate governance practices followed by U.S. domestic companies under the NYSE standards and those followed by Eni.

INDEPENDENT DIRECTORS
NYSE Standards Under NYSE standards listed U.S. companies’ Boards must have a majority of independent directors. A director qualifies as independent when the Board affirmatively determines that such director does not have a material relationship with the listed company (and its subsidiaries), either directly, or indirectly. In particular, a director may not deemed independent if he/she or an immediate family member has a certain specific relationship with the issuer, its auditors or companies that have material business relationships with the issuer (e.g., he/she is an employee of the issuer or a partner of the auditor). In addition, a director cannot be considered independent in the three-year “cooling-off” period following the termination of any relationship that compromised a director’s independence.

Eni Standards In Italy, the Borsa Italiana Code recommends that the Board of Directors includes an adequate number of independent non-executive directors "in the sense that they do not maintain, nor have recently maintained, directly or indirectly, any business relationships with the issuer or persons linked to the issuer, of such a significance as to influence their autonomous judgement".
The directors’ independence shall be periodically assessed by the Board of Directors.
The results of the assessments of the Board shall be communicated to the market.
The Board of Directors shall evaluate the independence of its non-executive members having regard more to the contents than to the form and keeping in mind that a director usually does not appear independent in the	following events, to be considered merely as an example and not limited to:
a) if he/she controls, directly or indirectly, the issuer also through subsidiaries, trustees or through a third party, or is able to exercise over the issuer dominant influence, or participates in a shareholders’ agreement through which one or more persons may exercise a control or considerable influence over the issuer;
b) if he/she is, or has been in the preceding three fiscal years, a relevant representative of the issuer, of a subsidiary having strategic relevance or of a company under common control with the issuer, or of a company or entity controlling the issuer or able to exercise over the same a considerable influence, also jointly with others through a shareholders’ agreement;
c) if he/she has, or had in the preceding fiscal year, directly or indirectly (e.g., through subsidiaries or companies of which he/she is a significant representative, or in the capacity of partner of a professional firm or of a consulting company) a significant commercial, financial or professional relationship:
- with the issuer, one of its subsidiaries, or any of its significant representatives;
- with a subject who, jointly with others through a shareholders’ agreement, controls the issuer, or – in case of a company or an entity – with the relevant significant representatives;
- or is, or has been in the preceding three fiscal years, an employee of the abovementioned subjects;
d) if he/she receives, or has received in the preceding three fiscal years, from the issuer or a subsidiary or holding company of the issuer, a significant additional remuneration compared to the “fixed” remuneration of non-executive director of the issuer, including the participation in incentive plans linked to the company’s performance, including stock option plans;
e) if he/she was a director of the issuer for more than nine years in the last 12 years;
f) if he/she is vested with the office of executive director in another company in which an executive director of the issuer holds the office of director;
g) if he/she is shareholder or quotaholder or director of a legal entity belonging to the same network as the company appointed for the accounting audit of the issuer;
h) if he/she is a close relative of a person who is in any of the positions listed in the above paragraphs.
The Eni Code foresees further independence requirements, in line with the ones provided by the

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Borsa Italiana Code. In its meeting of February 22, 2007, Eni’s Board of Directors judged that six out of eight of its non-executive members comply with the independence standards, set by the Eni Code. Non-executive Director Marco Pinto is an employee of the Ministry of Economy and Finance.

MEETINGS OF NON EXECUTIVE DIRECTORS
NYSE Standards Non-executive directors, including those who are not independent, must meet at regularly scheduled executive sessions without management. In addition, if the group of non-executive directors includes directors who are not independent, independent directors should meet separately at least once a year.

Eni Standards Neither Eni’s non-executive directors nor Eni’s independent directors must meet separately,under the Code’s corporate governance rules.

AUDIT COMMITTEE
NYSE Standards Listed U.S. companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 and that complies with the further provisions of the Sarbanes-Oxley Act and of Section 303A.07 of the NYSE Listed Company Manual.

Eni Standards In its meeting of March 22, 2005, Eni’s Board of Directors, making use of the exemption provided by Rule 10A-3 for non-U.S. private issuers, has identified the Board of Statutory Auditors as the body that, starting from June 1, 2005, is performing the functions required by the SEC rules and the Sarbanes-Oxley Act to be performed by the audit committees of non-U.S. companies listed on the NYSE (see paragraph “Board of Statutory Auditors” earlier). Under Section 303A.07 of the NYSE listed Company Manual audit committees of U.S. companies have further functions and responsibilities which are not mandatory for non-U.S. private issuers and which therefore are not included in the list of functions shown in the paragraph referenced above.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE
NYSE standards U.S. listed companies must have a nominating/corporate governance committee (or equivalent body) composed entirely of independent directors that are entrusted, among others, with the responsibility to identify individuals qualified to become board members and to select or recommend director nominees for submission to the Shareholders’ Meeting, as well as to develop and recommend to the Board of Directors a set of corporate governance guidelines.	Eni Standards This provision is not applicable to non-U.S. private issuers. The Code allows listed companies to have within the Board of Directors a committee for directors’ nominees proposals, above all when the Board of Directors detects difficulties in the shareholders’ submission of nominees proposals, as could happen in publicly owned companies. Eni has not set up a nominating committee, considering the nature of its shareholding as well as the circumstance that, under Eni’s By-laws, directors are appointed by the Shareholders’ Meeting based on lists presented by shareholders or by the Board of Directors.

The shareholders
The Shareholders’ Meeting
During meetings, shareholders can request information on issues in the agenda. Information is provided within the limits of confidentiality, taking account of applicable rules regulating the matter of price sensitive information.
With the aim of facilitating the attendance of shareholders, calls for meetings are published in Italian and foreign newspapers, Eni’s By-laws allow vote by correspondence and the collection of powers of attorney in Articles 13 and 14.
On December 4, 1998, Eni approved a regulation for its meetings, available on Eni’s website, in order to guarantee an efficient deployment of meetings, in particular the right of each shareholder to express his opinion on the items in the agenda.
The Shareholders’ Meeting held on May 25, 2006, in order to align Eni’s By-laws to the prescriptions of the TUF regulating the protection of investors, modified the By-laws stating that all the shareholders representing also with others, at least 1/40 of the share capital, can ask to add items to the agenda, within five days of the publication of the convening notice.

Eni’s shareholders
Eni SpA’s share capital at December 31, 2006, amounted to euro 4,005,358,876 fully paid and was represented by 4,005,358,876 ordinary shares, at a nominal value euro 1 each. Shares are not divisible and give right to one vote. Shareholders can exercise the rights provided by the law.
In accordance with Article 6 of Eni’s By-laws, no shareholder, excepted the Italian Government, can directly or indirectly own more than 3% of Eni SpA’s share capital; the shares held above this limit do not allow to exercise the rights exceeding the 3% threshold.
In 1995 Eni issued a sponsored ADR (American Depositary Receipts) program directed to U.S.

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investors. One ADR is equal to two Eni ordinary shares; ADRs are listed on the New York Stock Exchange. Based on information available and received in accordance with Consob Decision	No. 11971/1999, as of December 31, 2006, shareholders holding more than 2% of Eni’s share capital were the following:

Shareholders	Shares held	% of capital

Ministry of Economy and Finance	813,443,277	20.31
Cassa Depositi e Prestiti SpA	400,288,338	9.99
Eni SpA (own shares)	324,959,866	8.11

Shareholders by area
Shareholders	Number of shareholders	Number of shares	% of capital (1)

Italy	337,133	2,499,529,005	62.40
UK and Ireland	1,160	208,488,751	5.21
Other EU	4,270	511,666,488	12.77
USA and Canada	1,848	327,231,932	8.17
Rest of world	1,387	146,093,376	3.65
Own shares at the dividend date		312,264,429	7.80
Other		84,895	..
Total	345,798	4,005,358,876	100.00

(1)	At the dividend payment date, June 22, 2006 (ex-dividend date was June 19, 2006).

Shareholders by amount of shares held
Shareholders	Number of shareholders	Number of shares	% of capital (1)

>10%	1	813,443,277	20.31
3%-10	1	400,288,338	9.99
2%-3% (2)	1	93,040,000	2.32
1%-2%	8	510,288,948	12.74
0.5%-1%	9	218,486,106	5.46
0.3%-0.5%	15	238,443,980	5.95
0.1%-0.3%	56	377,681,072	9.43
= 0.1%	345,707	1,041,337,831	26.00
Own shares at the dividend date		312,264,429	7.80
Other		84,895	..
Total	345,798	4,005,358,876	100.00

(1)	At the dividend payment date June 22, 2006 (ex-dividend date was June 19, 2006).
(2)	Shareholder Banca Intesa informed that it reduced its interest from 2.32 to 0.57%.

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Special powers of the State - golden share
Under Article 6.1 of Eni’s By-laws only the Italian State can hold shares representing more than 3% of Eni’s share capital.
Eni’s By-laws in Article 6.2 attribute to the Minister for Economy and Finance, in agreement with the Minister of Economic Development, the following special powers to be used in compliance with the criteria indicated in the Decree of the President of the Council of Ministers of June 10, 2004: (a) opposition with respect to the acquisition of material shareholdings representing 3% of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meetings. Such opposition is required to be expressed within 10 days of the date of the notice to be filed by the Board of Directors at the time a request is made for registration in the Shareholder’ register, should the transaction be considered prejudicial to vital interests of the State; (b) opposition with respect to the subscription of shareholders’ agreements or other arrangements (as defined by Article 122 of Legislative Decree No. 58 of February 24, 1998) whereby 3% or more of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meetings is involved; (c) veto power – duly motivated by the case of prejudice to the interests of the State – with respect to shareholders’ resolutions to dissolve Eni SpA, to transfer the business, to merger or to demerger, to transfer the registered office of Eni SpA outside Italy, to change the corporate purposes or to amend or modify any of the special powers described in this section; (d) appointment of a Board member without voting right.
Law No. 266 of December 23, 2005 (Budget Law) in Article 1, paragraphs 381 to 384 in order to favor the process of privatization of and the diffusion among the public of shareholdings in companies in which the State holds significant stakes, introduced the option to include in the by-laws of listed companies formerly entirely owned by the State, as in the case of Eni SpA, regulations providing the issuance of shares and securities also at par value with the right to vote at ordinary and extraordinary Shareholders’ Meetings in favor of one or more shareholders identified also in terms of the number of shares held. The introduction of these norms in Eni’s By-laws, subject to approval by the EU, will entail the cancellation of the 3% threshold to individual shareholdings, except for the State, as contained in Article 6.2 of Eni’s By-laws.

Eni’s By-laws modifications
Legislative Decree No. 303/2006 introduced changes to the law on protection of savings. In the meeting of March 29, 2007, the Board of Directors convened the	Shareholders’ Meeting also in extraordinary session, to approve the changes to Eni’s By-laws, that align the by-laws to the said Decree.
Adjustments introduced by the law on protection of savings had already been adopted by the May 25, 2006 Shareholders’ Meeting.

Shareholder and investor relations
In concert with the launch of its privatization process, Eni adopted a communication policy, confirmed by the Code of Conduct, aimed at promoting an ongoing dialogue with institutional investors, shareholders and the markets to ensure systematic dissemination of exhaustive complete, transparent, selective and prompt information on its activities, with the sole limitation imposed by the confidential nature of certain information. Information made available to investors, markets and the press is provided in the form of press releases, regular meetings with institutional investors and the financial community and the press, in addition to general documentation released and constantly updated on Eni’s website. Relations with individual investors, institutional investors, shareholders and the press are handled by dedicated Eni departments.
Relations with investors and financial analysts are held by the Investor Relations manager. Information is available on Eni’s website and can be requested by sending an email to investor.relations@eni.it.
Relations with the press are held by the press manager.
Relations with shareholders are held by the Corporate Secretary office. Information is available on Eni’s website and can be requested by sending an email to segreteriasocietaria.azionisti@eni.it or calling the toll-free number 800.940.924 (Outside Italy 800.11.22.3456).
Information regarding periodic reports and major events/transactions are promptly made available to the public, and are also published on Eni’s website. A specific section of Eni’s site contains all press releases, procedures concerning corporate governance, presentations provided in meetings with the press and financial analysts, notices to shareholders and bond holders and information concerning shareholders’ and bond holders’ meetings, including proceeds thereof. Documents available to the public are mailed on request free of charge.

Handling of company information

On February 28, 2006, Eni’s Board of Directors updated the “Procedure for the disclosure of information to the market concerning Group

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activities” approved on December 18, 2002 and published on Eni’s website. The procedure acknowledges Consob guidelines and the “Guidelines for information to the market” issued in June 2002 by the Ref Forum on company information and those included in the laws implementing the European directive on market abuse, defines the requirements for disclosure to the public of price sensitive events (materiality, clarity, homogeneity, information symmetry, consistency and timeliness) and the information flows for acquiring data from Group companies and providing adequate and timely information to the Board and the market on price sensitive events. It also contains sanctions applied in case of violation of its rules in accordance with the crimes identified and sanctioned by the new law on the protection of savings.
Eni’s Code of Conduct defines confidentiality duties upheld by Group employees relating to the treatment of sensitive information.
Directors and Auditors ensure the confidentiality of documents and information acquired during their tasks and respect the procedure defined by Eni for the treatment of information and for the and the disclosure of information to the market.

Register of the persons having access to privileged information

On February 28, 2006, the Board of Directors approved a procedure concerning the creation and updating a register of persons with a right to access privileged information at Eni, as provided for by Article 115-bis of Legislative Decree No. 58 of February 24, 1998.
The procedure implementing Consob Decision on listed issuing companies, states:
(i) terms and procedures for the recording and possible cancellation of the persons that, due to their professional activity or functions performed on behalf of Eni, have access to privileged information; (ii) terms and procedures of information of said persons of their recording or cancellation and relevant reasons.
The procedure is in force from April 1, 2006 and was updated on September 29, 2006 to take into account the Consob position expressed on March 28, 2006. The procedure is published on Eni's website.

Internal Dealing

On February 28, 2006, the Board of Directors approved the “Internal dealing procedure” for the identification of relevant persons and the communication of transactions involving financial instruments issued by Eni SpA and its listed subsidiaries made by these persons, which substitutes the Internal Dealing Code approved by the Board on December 18, 2002.
The procedure implements the provisions of Article 114, paragraph 7 of Legislative Decree No. 58 of February 24, 1998.
Eni’s procedure, implementing Consob Decision on listed issuing companies: (i) identifies relevant persons: (ii) defines the transactions involving financial instruments issued by Eni SpA; (iii) determines the terms and conditions for the disclosure to the public of such information.
The procedure states that managers having regular access to privileged information, during specific periods of the year (blocking periods), are not allowed to buy or sell shares.
The procedure went into effect on April 1, 2006, and was updated on September 29, 2006 to take into account the Consob position expressed on March 28, 2006. The procedure is published on Eni's website.

* * *

Follow the tables included in the “Handbook for the preparation of the report on corporate governance” issued by Assonime and Emittente Titoli SpA in March 2004.

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Structure of the Board of Directors and its Committees
Board of Directors	Internal Control Committee	Compensation Committee	International Oil Committee

Members	executive	non executive	independent	% attendance	other appointments (1)	members	% attendance	members	% attendance	members	% attendance

Chairman
Roberto Poli		X		100	4
CEO
Paolo Scaroni	X			100	4					X	40
Directors
Alberto Clô (*)		X	X	94	4	X	87			X	100
Renzo Costi (*)		X	X	69		X	67	X	100
Dario Fruscio		X	X	56						X	60
Marco Pinto		X		81		X	60	X	78
Marco Reboa (*)		X	X	100	5	X	100			X	100
Mario Resca		X	X	81	3			X	100
Pierluigi Scibetta		X	X	81	1	X	87	X	100

Number of meetings in 2006	16	15	9	5

(1)	Appointments as director or statutory auditor in other listed companies, also outside Italy, in financial, banking, insurance or large companies.
(*)	Appointed by the minority list.

The Self-discipline Code foresees the possibility to form, within the Board, a Committee for the proposal of Directors “nomination” especially when cases the Board of Directors notices the difficulty of the shareholders in organizing the prosposal for the appointment, as being in listed companies". The Board of Directors has not formed this Committee in consideration of the shareholding characteristics of Eni.

Board of Statutory Auditors
Members	% attendance Meetings of the Board of Statutory Auditors	% attendance Meetings of the Board of Directors	Number of other appointments (1)

Chairman
Paolo Andrea Colombo	100	94	6
Auditors
Filippo Duodo	55	81	1
Edoardo Grisolia	65	63
Riccardo Perotta (*)	95	88	3
Giorgio Silva (*)	95	100	2
Number of meetings in 2006	20	16

(1)	Appointments as director or statutory auditor in other listed company, also outside Italy, or in financial, banking, insurance or large companies.
(*)	Appointed by the minority list.

For presenting a list shareholder or group of shareholders must hold at least 1% of voting shares in an ordinary Shareholders' Meeting.

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Other information to be disclosed under the Self-discipline Code (required by to the Self Discipline Code published by Borsa Italiana in 2002)
	Yes	No

System of delegated powers and transactions with related parties
The Board of Directors delegated powers defining:
a) limitations	X
b) exercise	X
c) periodicity of information	X
The Board of Directors reserved examination and approval of relevant transactions (including transactions with related parties)	X
The Board of Directors defined guidelines for identifying relevant transactions	X
Such guidelines are described in the report	X
The Board of Directors defined procedures for examination and approval of transactions with related parties		X (*)
Such procedures are described in the report		X (*)

Procedures for the latest appointment of Directors and Statutory Auditors
Lists of candidate directors were deposited at least 10 before the date set for appointment	X
Lists were accompanied by sufficient information on candidates	X
Candidates to the role of director disclosed information that qualified them as independent	X
Lists of candidate auditors were deposited at least 10 before the date set for appointment	X
Lists were accompanied by sufficient information on candidates	X

Meetings
The company approved regulations of meetings	X
The regulations are attached to the report (indication of where to find it online is provided)	X

Internal Control
The company appointed persons responsible for internal control	X
Such persons do not report to managers of operating divisions	X
Internal office responsible of internal control (art. 9.3 of the code)	Internal Audit

Investor relations
The company appointed an investor relations manager	X
Information on investor relations manager (telephone, address, e-mail) and unit	Investor Relations (**)

(*)	Procedures will be prepared after the pubblication by Consob of the general principles as per Article 2391-bis of the Civil Code introduced by Legislative Decree No. 310 of December 28, 2004.
(**)	Eni SpA - Piazza Vanoni, 1 - San Donato Milanese (Milan) 20097 Italy - Tel. 02 52051651 - Fax 02 52031929.

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Commitment to sustainable development

INTRODUCTION

In keeping with its tradition and leveraging on its track record with the values it consolidated in the course of time and on the skills and passion of the persons working for it, Eni confirmed and renewed its commitment to sustainable development which touches upon various aspects of its activities: from the enhancement of persons to the respect for the environment, to the development of local communities, to technological innovation. These are priorities for all companies, but the more so for a large international company operating in a business where a good management of resources and social and environmental issues is one of the keys for success.
Eni is committed to promoting the sustainability of its results in time and to widening its relations with its stakeholders, improving corporate performance and increasing the value of intangible assets. Eni’s business model will therefore be adjusted in order to guarantee that the goal of sustainability becomes an integral part of its management and development processes.
Assigning value to its experience, in 2006, Eni introduced the issue of sustainability as a tool for management and integrated communication. It therefore started a specific project that was carried out by various organizational units and determined the creation of a unit specifically dedicated to sustainability.
In its meeting of February 22, 2007 Eni’s Board of Directors discussed and approved the strategic guidelines of its 2007-2010 Strategic Plan where it identified the main challenges and commitments in the area of sustainability in the next years.
For the first time this year, Eni’s reporting system includes a Sustainability Report, which will be published along with this Annual Report and is available in the “Sustainability” and “Investor Relations” sections of Eni’s website (www.eni.it).	Since 2001, in the field of human rights, Eni has been supporting the United Nations’ initiative Global Compact which aims at promoting policies and practices oriented to sustainability by means of the sharing and application of ten basic principles in the fields of human rights, workplace standards, protection of the environment, fight against corruption.

Challenges and commitments
As concerns the various areas impacted by sustainability, Eni identified the main challenges that oil & gas companies will have to face in future years and defined its commitment to the attainment of sustainable development.

Governance and stakeholder engagement
To the greater attention paid to the transparency and sustainability of its governance model and processes Eni responded by committing itself to:
  set up and strengthen a governance system that corresponds to international best practices, capable of managing complex situations in numerous countries in the world and the challenges of sustainable development;
  adopt systematic stakeholder engagement forms, extending dialogue on the issues of sustainability and corporate responsibility with relevant stakeholders.

Persons
To the competition in hiring and maintaining qualified professionals and to the need to favor the development of local personnel, at the same time protecting their health and guaranteeing high security standards Eni

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responded by committing itself to:
  attract the best domestic and international resources;
  manage human resources internationally with homogenous tools, promoting diversity;
  promote health and safety of employees, contractors and local communities;
  enhance the potential and professional capability of its human resources.

Environmental responsibility
To the challenge of meeting the increasing demand for energy while at the same time mitigating emissions and the impact on ecosystems Eni responded by committing itself to:

  develop preferentially fossil sources with low carbon intensity, in particular natural gas;
  participate actively in emission trading systems and in projects aimed at reducing emissions based on the flexible mechanisms suggested by the Kyoto Protocol;
  mitigate the local environmental impact of its activities by improving environmental performance and recovering and reusing resources;
  reduce its ecological footprint also by means of remediation and reclaiming activities;
  preserve biodiversity also by means of improved monitoring techniques of onshore and offshore ecosystems.

Innovation
To the strategic importance of innovation for a sustainable use of energy sources Eni responded by committing itself to:

  develop technologies that increase the availability of hydrocarbons, maximizing the use of existing reserves and protecting safety and the environment in the exploration of new resources;
  reduce its contribution to climate change by investing in innovation capable of generating discontinuity such as emerging solar technologies;
  anticipate regulations on fuel quality, the evolution of engines and of market demands, by entering the field of marketing and extending the use of biofuels with high performance and low environmental impact.

Territory and communities
To the need for involvement of local stakeholders and the support of development of local communities Eni responded by committing itself to:

  promote stakeholder consultation also at the level of local communities, on industrial projects aimed at enhancing the value of local socio-economic systems of the countries and local communities where it operates;

  cooperate with governments and local authorities and with international non-governmental organizations on crucial issues;
  promote actions for supporting the ability for autonomous development of local communities.

Stakeholder engagement
Eni is aware that the creation of value and its sustainability in time depend on the quality of its relations with its stakeholders. Eni’s strategy includes a serious commitment to the promotion of an open and fruitful dialogue with all the organizations legitimately interested in Eni’s activity as well as a commitment to respect these organizations’ requirements.
This approach is crucial for a large international company that operates in complex environments, where the proper management of stakeholders’ legitimate interests and expectations is a key factor for success.
Eni has adopted a stakeholder engagement methodology (identification, analysis and consultation) which provides its business units with all the elements required to receive feedback from stakeholders thus increasing the level of consensus on projects. In 2006, Eni also prepared a reference and support methodology for the evaluation and management of the social impacts it produces in the areas where it operates by means of a Guide to Social Impact Assessment (SIA).
This guide, prepared on the basis of the most advanced international guidelines contains:

  references to Eni principles and values;
  a description of the most relevant socio-economic issues;
  methods for impact evaluation;
  operating tools for impact management within projects;
  a detailed bibliography.

During its preparation the guide has been tested as working document at some operating sites (Kashagan, Karachagansk, Australia, Norway).
More detailed information on the management of stakeholder engagement is found on Eni’s website in the area Sustainability and in the Report on Sustainability.

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HUMAN RESOURCES AND ORGANIZATION

To Eni the persons working in its production system represent a wealth to be safeguarded and enhanced with careful career paths. This path, made up of accurate development and training initiatives customized to roles and persons, along with the respect of shared ethical values, represents a key factor for the creation of sustainable value in the long term. Eni’s main objectives for its human resources are: to guarantee safety and health of all employees and contractors; to plan initiatives for the management and development of human resources, orienting personal development and growth consistently with the evolution of business; to attract the best resources at domestic and international level through intense links with universities and research centers and actively contributing to the training of young generations; to develop and share know-how through the systematization and dissemination of knowledge and the best international corporate practices; to manage human resources internationally with homogenous tools respecting local regulations and cultures; to obtain excellent results in industrial relations at domestic and	international level; to achieve maximum efficacy in internal communication, engagement and training.

More detailed information on the management of human resources is found on Eni’s website in the area Sustainability and in the Report on Sustainability.

Employees and labour costs
At December 31, 2006, Eni’s employees totaled 73,572, with an increase of 1,314 employees from December 31, 2005, or 1.8%, reflecting a 1,741 increase in employees hired and working outside Italy and a decline of 427 employees hired in Italy.
Employees hired in Italy were 39,765 (54% of all Group employees). Of these, 36,881 were working in Italy, 2,697 outside Italy and 187 on board of vessels, with a 427 unit decline from 2005; of these 41 persons left the group due to changes in consolidation.
The process of improvement in the quality mix of employees continued in 2006 with the hiring of 2,208 persons, of which 722 with open-end contracts. A total

Employees at year-end	(units)	2004	2005	2006	Change	% Ch.

Exploration & Production	7,477	8,030	8,336	306	3.8
Gas & Power	12,843	12,324	12,074	(250)	(2.0)
Refining & Marketing	9,224	8,894	9,437	543	6.1
Petrochemical	6,565	6,462	6,025	(437)	(6.8)
Engineering & Construction	25,819	28,684	30,902	2,218	7.7
Other activities	4,983	2,636	2,219	(417)	(15.8)
Corporate and financial companies	3,437	5,228	4,579	(649)	(12.4)
	70,348	72,258	73,572	1,314	1.8

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of 1,486 persons were hired with this type of contract and with apprenticeship contracts, most of them with university qualifications (824 persons of which 532 are engineers) and 632 persons with a high school diploma. During the year 2,599 persons left their job at Eni, of these 1,960 had an open-end contract and 639 a fixed-term contract.
Employees hired and working outside Italy at December 31, 2005 were 33,807 (46% of all Group employees), with a 1,741 persons increase due to the positive balance of new hires with fixed-term contracts and persons leaving their job in Saipem and Snamprogetti (1,853 employees) and the negative balance (112 persons) of persons leaving the job and new hires with open-end contracts in the rest of the Group.
Labor costs increased from euro 3,351 million in 2005 to euro 3,646 million in 2006, a euro 295 million increase, or 8.8%, reflecting primarily redundancy incentives, ordinary payroll dynamics and an increase in average workforce outside Italy in particular in the Engineering & Construction segment, offset in part by a decrease in average workforce in Italy.

Organization
Eni introduced significant actions for the upgrading of structures and processes to the new integrated corporate model adopted which includes: a full assumption of responsibility of businesses and their integration on wide reaching actions, the strengthening of Eni Corporate’s role of orientation and coordination, the sharing of business services with the aim of greater efficiency of services provided, the integrated control and governance of performance by means of heads of professional units, a widespread simplification of the organizational set-up of companies, full compliance of control processes and systems with laws and regulations.

Management and development
of human resources
Eni started and completed various initiatives aimed at making the evaluation and development of human resources more efficient. In particular, Eni completed a plan of rejuvenation of management which determined a significant decrease in average age at all levels of management and enhanced the tools for the evaluation of the development potential of resources, coupling the appraisals made at (hierarchical and functional) line level with those performed by external experts. These activities were addressed to key managers, developing young managers and newly recruited graduates. Eni performed an updating of policies directed to employees outside Italy and introduced compensation schemes adequate with the dynamics of international resource markets. The whole body of internal regulations and methodologies for planning, managing and developing human resources is currently under review, also in light of the increasing importance of sustainability.
With nearly 46% of its employees of non-Italian nationality, Eni has always considered diversity as an element that generates value and the ability in managing it as a key factor for success. In the countries where it operates, Eni promotes the development of skills of local human resources and the construction of a shared culture by means of training initiatives oriented to the understanding of intercultural diversity, intercultural communication and multicultural teamwork, initiatives that have been performed also within the European Works Council with the active participation of workers’ unions.

Training
Eni considers training one of the strong points of the management of human resources.
The number of hours dedicated to training and the number of employees participating in training initiatives are evidence of Eni’s significant commitment in Italy and outside Italy.
In 2006, expenditure for training amounted to euro 22.6 million (up about 2% from 2005).
In 2006, a total of 1,167,633 training hours (1% lower than in 2005) were provided in Italy to a total of 23,941 employees (232 senior managers, 6,822 middle managers and senior staff, 12,180 employees and 6,192 workers) for a total of 90,319 participations.

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In 2006, expenditure for training outside Italy amounted to euro 34.6 million. A total of 1,131,530 training hours (2% higher than in 2005) were provided to a total of 8,091 employees (208 senior managers, 2,604 middle managers and senior staff, 3,585 employees and 1,694 workers) for a total of 28,487 participations.
Eni Corporate University, in its role of group company covering the fields of personnel selection, training and knowledge management aimed at matching the quality of Eni’s human resources with the company’s strategies, covering the whole “knowledge cycle” from the planning of requirements to the construction of integrated academic curricula in cooperation with universities in Italy, up to the selection of new talents and their training during their professional lives. In 2006, ECU prepared a thorough survey of the issue of knowledge management in Eni’s business units and prepared a “Plan for the development of Eni’s knowledge system 2007-2008”.
In early 2007, Eni celebrated the 50th anniversary of the establishment of the Scuola Mattei operating in research and post-graduate training. The integration of energy and the environment and an international faculty and students are the key features of the school. From its foundation in 1957, the school trained nearly 2,500 young talents, of these 55% came from nearly 100 countries of the world. It recently created three new curricula directed to about 100 students from Italy and the rest of the world.

Industrial relations
Industrial relations within a consolidated and structured system represented an efficient and consistent support to Eni’s strategic choices and to the completion of reorganization processes underway. With Italian workers’ unions, Eni defined the renewal of collective contracts (for the segments of energy and oil and chemicals) expired in late 2005. As for the collective contract for the gas-water segment, also expired at the end of 2005, negotiations between workers’ unions and companies’ organizations are underway.
Internationally, Eni continued its dialogue with workers’ unions in specific forums such as the European Works Council. Eni’s Multicultural Training Project, which takes place every year in a different country with the cooperation of members of the EWC, held training courses in France addressed to 300 employees of Saipem SA. This course was awarded the first prize Etica&Impresa at the end of 2006.	Health
Activities for the protection of health aim at improving general work conditions and are developed according to three main principles:
  protection of employees’ health;
  prevention of accidents and professional diseases;
  promotion of healthier behaviors and life styles in workplaces.

Eni has a network of 307 own health care centers located in its main operating areas of these 217 centers are outside Italy and are managed by expatriate and local staff (415 doctors and 442 paramedics). A set of international agreements with the best local and international health centers guarantees efficient service and timely reactions to emergencies.
In 2006, Eni boosted its E-medicine program aimed at increasing the quality of health care provided to employees and to health operators within and outside Italy, that integrates computerized technologies and advanced telecommunication systems.
Eni started a program of prevention for its employees, both through information campaigns and by means of screening procedures and direct actions accessed on a voluntary basis. In the area of prevention of infective diseases, Eni continued its campaign for vaccination against flu that is widely followed by employees.
Outside Italy, Eni promoted specific information campaigns for the protection of its employees, their families and local communities, such as those for the prevention of malaria (in Nigeria) and the prevention of HIV transmission (in Nigeria and Congo).
For employees hired in Italy and working outside Italy, Eni has a specific program that includes training on the specific health risks they might encounter in each country and information on how to cope with them.
Eni also entered an agreement with International SOS that provides qualified health services throughout the world, as well as repatriation in case of serious emergency situations.

Safety
Eni has always been deeply engaged in the issue of the safety of its workers, of the people living in the areas where its industrial sites are located and of its producing assets. Its strategy has been based on:

  the dissemination of a safety culture within its organization;
  a common policy, specific guidelines for proper management systems meeting international standards;

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  control, prevention and protection from exposure to dangerous situations;
  minimization of exposure to risk in all production activities.

Eni’s Guide on the evaluation and mitigation of risks published in 2004 by the HSE department describes the methods applied in the identification of dangers, evaluation and mitigation of risks associated to plants, processes, transportation means, workplaces, chemical substances and products used, produced and marketed.
This process includes the following phases:

  identification of all exposures and risks related to processes, products and operations performed;
  evaluation of risks in terms of seriousness and frequency of accidents;

  investigation and analysis of accidents in order to learn from them and increase the ability to prevent and mitigate risks;
  development of action plans for the minimization of risks focused mainly on capital expenditure, implementation of safety management systems and training of staff;
  monitoring and appraisal based on the identification, evaluation, correction of individual and process performance.

In 2006, safety indicators improved from 2005. The injury frequency rate was 3.07, down 3%, and the injury severity rate was 0.09, down 10% from 2005.

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RESPONSIBILITY TOWARDS THE ENVIRONMENT

Reference scenario
The attention currently paid to the relevant issues of environmental sustainability and the corresponding regulatory developments at international level stimulate companies to engage beyond the simple compliance both as concerns locally and globally critical situations.
The precautionary principle that informs current regulations requires that the actions taken by industrial companies to reduce their environmental footprint privilege the preventive approach to the remediation of damage done.
In addition, the current operating context is characterized by increasing avoidance of risks thus posing stricter constraints to the “freedom of operations”, due to the progressive internalization of environmental externalities and also for the growing participation of local stakeholders to decision making processes. Companies are therefore required to	be more transparent on their environmental performance, as they are subject to careful scrutiny by stakeholders. In all its activities, Eni is actively committed to reducing its environmental footprint, decreasing its energy and water consumption, reducing local pollution of air, water and soils as well as waste production and to reclaiming discontinued industrial sites. Special attention is paid to the protection of biodiversity.
More detailed information on the reduction of the environmental footprint is found on Eni’s website in the area Sustainability and in the Report on Sustainability.

Rational use of natural resources
The management of natural resources is aimed at a rational and sustainable use of these resources and their protection in all Eni’s operations.

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The application of the best available technologies for the control of emissions into the atmosphere is one of the pillars of the current environmental regulations (IPPC/AIA, Italian environmental Law No. 152/06) and finds a responsible partner in Eni that strives to reduce the impact of its production processes on the environment.
In this light, Eni approved capital expenditure for the technological improvement of the treatment of waste fluids, combustion in gas turbines and devices for the reduction of effluents applicable in combined cycle plants for the production of electricity, the control and monitoring of emissions from plant components and transport of fuels.
The implementation directives for the management of waters concern the reduction in pure water consumption by developing recycling opportunities and the minimization of water discharge that in many instances is obtained at levels higher than those required by applicable laws.
Eni made capital expenditure aimed at the adoption of integrated production cycles with a limited and combined use of water, at the construction of water treatment plants with the most updated technologies and at the construction of monitoring systems capable of providing periodic control of the most significant parameters.
The protection of soils and ground waters is a very relevant aspect for the environment. Great attention is paid to it at the organizational and economic level. For years, Eni has been carrying out numerous programs for the protection of soils and the reclamation of soils and ground waters. Eni’s business units are provided with an internal organization that takes care of management and technical aspects, making recourse to highly qualified external professionals to carry on their reclaiming activities.
Eni is also active in the area of waste produced by its industrial units with the aim of reducing its generation	and improving its final destination by increasing recycling and recovery and reducing incineration and landfilling.

Oil Spill
Production, handling and transport of oil products can give rise to spills of variable size. In order to protect the areas where it operates, Eni defined responsibilities and operating modes aimed at reducing the negative impact of oil spills. Tools available include the recourse to external professionals and/or international organizations.
In 2006, a total of 139 oil spills were registered for a total of 6,150 bbl of oil spilled.

Biodiversity
Eni considers biodiversity an integral element of sustainable development and is engaged in the impact evaluation of its exploration and production activities both onshore and offshore. This engagement takes the form of supporting conservation projects on land and in the sea and of organizing actions that raise attention for biodiversity. The most relevant current projects are addressed to:
  Val d’Agri, an ecologically sensitive area rich in animal and vegetable species as confirmed by EU protected sites found in the valley;
  Ecuador, a country provided with ecosystems with an inestimable value, such as tropical forests containing rare species at risk;
  the Mediterranean Sea, where a project is evaluating the ecosystemic impact of platforms;
  the Arctic Sea, where the ecosystem is considered extremely valuable and fragile due to the lack of antropization;
  Kazakhstan, where Eni is currently organizing a workshop on biodiversity focusing on the Caspian Sea, a natural reserve characterized by many rare species.

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THE FUTURE OF ENERGY AND INNOVATION

The future of energy
The global energy scenario is complex and worries are widespread regarding the future of energy. The debate on the constant increase in energy consumption and the dreaded exhaustion of oil reserves often masked the real criticalities of the current energy system (insufficient capital expenditure in the Nineties, crisis due to overproduction, bottlenecks and inadequacy of refining systems, waste and inefficiency in energy use in industrial countries). Despite these events, hydrocarbons will continue to dominate the energy scenario in the next decades and to represent the most important and strategic energy source. Eni, a company active in oil and gas, will continue to deploy its activities in order to meet energy requirements.
At the current state of knowledge, Eni believes that the massive use of fossil fuels can contribute to climate change and is therefore actively engaged in favor of a responsible use of energy and the protection of the environment. Eni’s growth model is sustainable development, and in particular, Eni is committed to mitigating the effects of climate change due to greenhouse gas emissions.

New partnership models and access to oil reserves
Partnerships with producing countries, infrastructure and innovation will play a basic role in guaranteeing the security of supplies, which is the main criticality of the world energy system. In fact, at the current state of knowledge, total recoverable hydrocarbon reserves amount to approximately 5,000 billion barrels and will allow to meet energy requirements for over 100 years. International oil companies such as Eni, however, have	access to less than 20% of proved hydrocarbon reserves, which are mainly controlled by national oil companies. IOC’s resources available for capital expenditure are limited and represent new economic and technological challenges in particular in the new frontiers of conventional hydrocarbons (e.g., production from fields in ultra deep waters) and non conventional hydrocarbons (such as the extraction of hydrocarbons from tar sands and extra heavy oils). Eni is engaged in maintaining high rates of production growth while guaranteeing the sustainability of its business in the medium- to long-term through the integral replacement of reserves produced. Eni’s activities are oriented to the exploration of basins located in Africa, the Barents Sea, the Middle East and the Gulf of Mexico and to the development of fields with extended productive life in West Africa, North Africa and Kazakhstan.
The evaluation of new expansion opportunities in the field of non conventional oils and the goal of increasing the reserve replacement ratio are pursued by increasing activities and capital expenditure in R&D and innovation and paying great attention to the impact of such projects on the environment and local communities.
In this context, Eni is constantly engaged in improving its models of cooperation with producing countries in order to overcome the current criticalities of the global energy system. Eni’s strategy of cooperation with producing countries will be characterized by a dialogue with partners. Eni is ready to promote new strategic alliances with producing countries based on the joint development of integrated projects aimed at reaching

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the targets of energy and economic development set by each country. This perspective translates into a renewed commitment to develop innovative and fair partnerships and cooperation modes.
In this light, Eni and the Russian company Gazprom entered into a significant strategic agreement in 2006 that will provide Italy with a relevant share of its natural gas requirements until 2035. A description of the main features of this agreement and its impact on Italy’s energy requirement is found in the Operating Review - Gas & Power and on Eni’s website in the area Sustainability.

Actions for mitigating the risks of climate change
The issues of energy safety and climate change, with the related greenhouse gas emissions, are the central issues of the development of energy systems. Eni defined and adopted a carbon management strategy with the following goals:
  preferably develop fossil fuels with low carbon intensity, in particular natural gas;
  pursue gas-electricity integration exploiting the high efficiency of combined cycles and co-generation;
  actively participate in the emission trading system, promoting the reduction of emissions in its industrial plants;
  participate in projects based on CDM (Clean Development Mechanisms) and JI (Joint Implementation) foreseen by the Kyoto protocol;
  progressively reduce gas flaring and gas venting associated to oil production creating the conditions for selling that gas on local and international markets;

  develop technologies for the separation and the geologic confinement of CO2;
  design and promote a sustainable energy system based on a wide array of sources and high efficiency techniques.

Along these guidelines Eni achieved results that mark it as a low (direct and indirect) CO2 emission company.
As concerns emission trading, Eni is one of the largest Italian and European operators. In Italy, it is the first company for industrial plants involved (60 plants, of these 58 in Italy).
In order to participate to emission trading schemes, Eni developed a series of coordinated activities and an extensive management organization, that starts from each industrial plant, ascends to business units and is consolidated at corporate level. This organization passed its first test phase successfully in the first months of 2006, when emissions for 2005 were verified and trading took place.
In addition to participating to European emission trading schemes, Eni is also developing a portfolio of projects for emission reduction based on flexible mechanisms under the Kyoto Protocol.
In November 2006, the electricity generation project in Okpai in Nigeria was registered as CDM, as it uses associated gas, formerly flared. A first goal achieved in the reduction of emissions related to gas flaring and venting.
Eni’s longer term strategy envisages the development of fuels with lower environmental impact and more efficient technologies for the production of hydrogen, the design and promotion of a sustainable energy system based on a wide array of sources and high efficiency techniques.

Development of natural gas
Consumption of natural gas has been increasing faster than consumption of oil. The growing use of natural gas is also an efficient response to the risk of climate change. Its high environmental sustainability, its abundance and the new transport technologies show that natural gas is the energy source with the highest growth potential of the next decades. Natural gas, in fact, is more efficient and less polluting that coal and will be increasingly used in main markets (in particular the United States and Europe) for power generation.
Eni is engaged in developing activities and upgrading transport infrastructure in the natural gas segment, with the strategic objective of strengthening its leadership in Europe by maximizing the value of its portfolio of equity gas in Italy, Libya, Egypt and the

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North Sea and of its long term supply contracts with large producers such as Gazprom, Sonatrach, Gasunie and Statoil.
In the area of natural gas development, in addition to the mentioned agreement with Gazprom, Eni also entered an agreement for the expansion of the Damietta liquefaction plant in Egypt and signed a shareholders’ agreement for the construction of a liquefaction terminal at Brass, Nigeria. These agreements are especially relevant keeping into account Eni’s interest for developing liquefied natural gas and set the premises for an optimal use of new fields in Egypt and for Eni’s natural gas reserves in Nigeria.

Innovation
Technological innovation represents a cornerstone of Eni’s strategies. All the great strategic challenges of the next years and decades require imagination and creativity: from the environmental and climate emergencies to the more and more difficult access to hydrocarbon reserves large, but mainly controlled by producing countries; from the identification of relevant discontinuities in the production of energy from renewable sources to the optimization of production processes up to the solution of problems existing in countries where Eni has been present for a long time or where it recently entered.
In order to attain these goals in 2006 Eni has deeply revised the organization of its R&D activities. On August 1, 2006 EniTecnologie was merged into Eni. The resources dedicated to research have been assigned to the various divisions according to the existing knowledge and current projects. Divisions have become directly responsible for R&D activities of up-mid-downstream oil and gas (including the environmental ones affecting their segments) and of their budgeting. At the same time the Strategies and Development Department of of Eni Corporate has been entrusted with the task of defining strategic guidelines for technological innovation at group level, of playing a controlling and monitoring role on projects and activities and of developing research in the field of new energy technologies. This department also directly manages the “Along with petroleum” program, aimed at identifying and developing research projects on the most advanced aspects of renewable energy sources and energy efficiency.
In its meeting of November 23, 2006, Eni’s Board of Directors discussed and approved the strategic	guidelines included in the R&D Master Plan which identifies the main challenges that the energy sector will have to face in future years, the strategic priorities and the innovation objectives to support them.
In 2006, Eni invested euro 222 million in research and development (euro 204 million in 2005), of these 39% were directed to the Exploration & Production segment, 32% to the Refining & Marketing segment, 22% to the Petrochemical segment and 7% to the Engineering & Construction segment.
At December 31, 2006, a total of 1,160 persons were employed in research and development activities.
In 2006 a total of 39 applications for patents were filed (26 in 2005).
Among the initiatives undertaken, projects have been started in the area of production and marketing of new generation biofuels to be sold on the market in a few years.
More detailed information on innovation is found on Eni’s website (www.eni.it) in the area Activities and Strategies and in the Report on Sustainability.

Main initiatives in innovation in 2006

E&P Division
Numeric and High Resolution Geophysical Prospecting Techniques
The development of the simulator of oil systems “Steam 3D” has been completed. It allows to describe the evolution of complex geological structures in time. The first applications on the field allow to reduce exploration risk and to improve the geo-mechanical description of the field.
Development continued of the proprietary CRS technology (3D Common Reflection Surface Stack) that aims at allowing prospecting in areas characterized by low seismic response.

Advanced Drilling Systems and Well Testing
The Geosteering project developed by Eni in joint venture with Shell aims at the development of technologies capable of providing geological information on not yet drilled strata (around the scalpel up to the surface) while drilling. In the first six months of 2006, various downhole prototypes have been prepared and in the second half of the year the technology was tested in the well. Testing will continue until the first half of 2007.

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Sulphur management
In 2006, the integrated research program Sulphur and H2S management in E&P operations related to the treatment of natural gas with high H2S content has been completed. An innovative proprietary system called Concrete Wall has been developed for the massive storage of sulphur and H2S bulk removal. In 2007 demonstration units for the treatment and storage of sulphur will be developed along with the study the behavior of materials in very sour environments and under extreme pressure and temperature conditions.

Gas to liquids project (GTL)
In 2006, with the cooperation of IFP/Axens, Eni completed the technology handbook for this proprietary technology for the conversion of gas to liquids via Fischer-Tropsch synthesis and the plan for a 37 kbbl/d industrial unit.

Conversion of heavy crudes and fractions into light products
(in cooperation with the R&M Division)
Testing continued at the Taranto demonstration plant of Eni’s proprietary technology EST, a process of catalytic hydroconversion in the slurry phase of non conventional crudes, extra heavy crudes and refining residues that allows to convert asphaltenes (the hard fraction of heavy crudes) totally into naphtha, kerosene, diesel fuel. In 2007 Eni plans to complete the collection of information for designing and building its first industrial plant.

SCT-CPO Project (Short Contact Time - Partial Catalytic Oxidation)
(in cooperation with the R&M Division)
At the Milazzo research center, SCT-CPO (partial catalytic oxidation with short contact time of liquid and gaseous hydrocarbons) technology has been validated on the pilot scale for producing hydrogen at competitive costs, also in medium to small sized plants with higher flexibility as compared to refinery feedstocks. In 2007, Eni plans to complete the collection of information for designing and building its first industrial plant.

GHG Project (Green House Gases)
(in cooperation with the R&M Division)
Work continued on the integrated Green House Gases research program, aimed at verifying the industrial feasibility of the geological sequestration of CO2 in depleted fields and salty aquifers. The technical	feasibility study of the geological sequestration of CO2 has been completed and in 2007, Eni expects to start testing in the field.

G&P Division
Natural gas high pressure transport (TAP)
The TAP project will contribute to developing the
most advanced long distance, high capacity, high pressure and high grade solutions with relevant targets related to:
  transport on distances over 3,000 kilometers;
  natural gas volumes to be transported of about 20-30 billion cubic meters/year;
  pressure equal to or higher than 15 MPa;
  use of high and very high grade steel.

The TAP technology is expected to allow a decrease in the consumption of natural gas used in compressor stations.
In 2006, testing continued on two infrastructure (one integrated in the system of Snam Rete Gas), the first technology handbook version was published and a hypothetical 3,400 kilometer long gasline in X100 steel in Central Asia was designed.

R&M Division
Reformulation of fuels and lubricants
Eni continued to improve its “Blu” fuels (BluDiesel and BluSuper).
It also started a new phase of its clean diesel fuel program that aims at identifying the optimal formula for a diesel fuel with high performance and low particulate emissions using as benchmark GTL Fischer-Tropsch gasoil (obtained from the conversion of natural gas into liquids - GTL project). Research will be applied also to the identification of refining schemes for obtaining this product.

Other projects

  Green Diesel - the project aims at the production of biodiesel in refineries by means of a new hydrocracking process for vegetable oils developed in cooperation with an international partner;
  Ensolvex - aimed at the further industrial application of the process for the reclaiming of soils polluted by organic substances;
  EWMS (Early Warning Monitoring System) - in-field application of the outcome of research on remote monitoring and advanced control.

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Polimeri Europa
An ABS plant was modified in order to allow the production of new ABS (acrylonitryle-butadiene-styrene) polymers for the segment of injection moulding and also to increase ABS production capacity for the extrusion area.
A plant has been modified to increase production capacity of high impact resistance polystyrene and a new range of products in this area is being consolidated.
A new type of expandable polystyrene with very low pentane content has been produced.
Test production has been started of new innovative kinds of polybutadiene and styrene butadiene copolymer for the tyre segment, that is expected to be industrialized.
Two new grade of styrene isoprene copolymers have been consolidated at industrial level for the segment of hot melt adhesives.
Two new grades of styrene butadiene copolymers have been tested in an industrial plant for the compounding application in the segment of hot melt adhesives.
The first industrial testing of an ethylene propylene copolymer has been successful.
New co-polymers of ethylene have been produced by means catalytic Ziegler/Natta system for injection moulding and for the following specialist application segments: bioriented films, high performance film cast and medium density lamination.

Corporate
In addition to the preparation of the R&D Master Plan, corporate activities were focused on the definition of research projects in the field of solar energy conversion and manufacture of new generation biofuels, that are due to start in 2007.

Territory and Communities
Eni operates in over 70 countries respecting the human rights of populations, their territory and the environment, contributing to improving the quality of life and the socio-economic development of the communities where it is present. This commitment is the basis of corporate behaviors based on the respect for ethnic, social or cultural diversity of the various communities with which Eni interacts.
The search for integration with varied social and cultural situations is part of Eni’s tradition. In order to favor a proper integration Eni:
  cooperates with national and local authorities and with international NGOs;
  sponsors initiatives that will proceed autonomously in the social, cultural and environmental fabric of the different communities;
  promotes dialogue with local communities on the industrial options by means of tools for active participation;
  favors the improvement of the socio-economic systems where it operates using wherever possible local goods and services, consistently with its industrial requirements, in order to maximize local content;
  extends the initiatives for its personnel to their families and to local communities where it operates, in particular as concerns health.

Eni’s main interventions for the protection and development of local communities concern:

  Italy: activities included in the intent protocol signed with the Basilicata Region for the Val d’Agri for an overall expenditure of approximately euro 160 million in the 1999-2019 period;
  Karachaganak: infrastructure projects requested by the local authorities for an overall expenditure of approximately euro 9 million, paid by the Consortium;
  Caspian Sea: infrastructure projects requested by the local authorities for an overall expenditure of approximately euro 309 million, paid by the Consortium;
  Libya: recruiting, training, health assistance, archaeology, industrial development, as provided for by the masterplan for an overall expenditure of approximately euro 110 million for a period of eight years.
  Aware of its role of member of a social community, in 2006 Eni established Eni Foundation, an entity that autonomously promotes and carries out social initiatives with specific attention to childhood and old age in Italy and abroad.

More detailed information on such initiatives is found on Eni’s website in the section Sustainability and in the Report on Sustainability.

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RISK MANAGEMENT

Foreword
The main risks identified and managed by Eni are the following: (i) market risks deriving from the exposure to the fluctuations of interest rates, of exchange rates between the euro and the US dollar and the other currencies used by the company, as well as the volatility of commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s business activities may not be available; (iv) the operation risk deriving from the occurrence of accidents, malfunctioning, failures with damage to persons and the environment affecting operating and financial results; (v) the country risk in oil & gas activities.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or oil, natural gas and power prices will adversely affect the value of the group’s financial assets, liabilities or expected future cash flows. Their management follows a set of guidelines and procedures based on a framework envisaging centralization of the treasury function in two captive finance companies operating in the Italian and international financial markets. In particular, the finance company operating on the domestic market (Enifin) manages all the transactions concerning currencies and derivative financial contracts. The commodity risk is managed by each business unit while Enifin manages the negotiation of hedging derivatives. Starting on January 1, 2007, this task is being performed by Eni SpA following the incorporation of Enifin.
In order to minimize market risks related to changes

in interest rates and exchange rates and to manage exposure to commodity prices fluctuations, Eni enters into various transactions using derivative financial instruments (derivatives). Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices that are defined in the contract. The group also trades derivatives in conjunction with these risk management activities. Eni does not enter into derivative transactions on a speculative basis.

The framework defined by Eni’s guidelines prescribes that measurement and control of market risk are to be performed on the basis of maximum acceptable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk, i.e., potential gain or loss in fair values.
Eni’s guidelines prescribe that Eni’s subsidiaries use such market risk exposure policies as to minimize market risk. Tolerable market risk exposure is set at the Group level within the central finance department which pools all risk positions of the Group. Calculation and measurement techniques followed by Eni in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by Eni is more conservative than the recommended one.
Eni’s guidelines prescribe that the exposure to risk from fluctuations in commodity prices is to be managed in a way as to support the effectiveness of operations and to pursue set objectives of industrial margins. Risk exposure within trading activities is defined within maximum levels of value-at-risk attributed at each

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business unit, with the central function managing hedging request. Strategic risk exposure is monitored in terms of value-at-risk, albeit not being hedged in a systematic way.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (in particular the US dollar) and by the time lag existing between the recording of costs and revenues denominated in currencies other than the functional currency and the actual time of the relevant monetary transaction (transaction exchange rate risk). Generally speaking, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and vice-versa. Effective management of exchange rate risk is performed at the Group level, within the central finance department which matches opposite positions of the Group operating subsidiaries and hedges net positions using derivatives (such as currency swaps, forwards and options). Such derivatives are recognized at fair value on the basis of market prices provided by specialized sources. Value-at-risk deriving from currency exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period. The transaction currency risk on certain strategic holdings is deemed to be immaterial.

Interest rate risk
Variations in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni uses interest rate derivatives such interest rate swaps and interest cross currency swaps to effectively manage the balance between fixed and floating rate debt. Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources. Value-at-risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil, gas and products prices generally has a negative impact on Eni’s results of operations and vice-versa. In order to hedge commodity risk, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures and options) and derivatives traded over-the-counter (swaps, forwards and contracts for differences, with the underlying commodities being crude oil, refined products or electricity. Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources or absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Value-at-risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 99% confidence level and a one-day holding period.

Credit risk
Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group’s normal commercial operations is controlled by individual operating units within Group-approved guidelines. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques. In particular, credit risk exposure to large clients and multi-business clients is monitored at the Group level on the basis of score cards quantifying risk levels. Eni’s guidelines define the characteristics of persons eligible to be counterparty of Eni in derivative contracts and cash management transactions. Eni constantly updates a list of eligible persons which includes highly credit-rated institutions. Eni has not experienced material non-performance by any counterparty. As of December 31, 2005 and December 31, 2006, Eni has no significant concentrations at credit risk.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the group’s business activities may not be available. The group has long-term debt ratings of AA and Aa2, assigned respectively by Standard & Poor’s and Moody’s. The group has access to a wide range of funding at competitive rates through the capital markets and banks. It coordinates relationships with banks, borrowing requirements, foreign exchange requirements and cash management centrally.
At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
Effective management of the liquidity risk has the objective of ensuring the availability of adequate funding to meet short term requirements and due obligations and also the objective of ensuring a sufficient level of flexibility in order to fund the development plans of the Group businesses. This implies the adoption of a strategy for pursuing

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an adequate structure of borrowing facilities (particularly the availability of committed borrowings facilities) and the maintenance of cash reserves.

Country risk
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American countries. At December 31, 2006, approximately 70% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2006, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Negative developments in the economic and political framework of these countries can compromise temporarily or permanently Eni’s ability to operate economically and to have access to oil and natural gas reserves.
Eni monitors constantly the political, social and economic risk of the approximately 60 countries where it invested or intends to invest with special attention to the evaluation of upstream investments. Country risks are mitigated by means of appropriate guidelines for risk management that Eni defined in its procedure for project risk assessment and management.

Operation risk
The broad scope of Eni’s activities involves a wide range of operational risks such as those of explosion, fire or leakage of toxic products, production of non biodegradable waste. All these events could possibly damage or even destroy plants, facilities, equipment and other property, cause injury or even death to persons or cause environmental damage.
Eni adopted the most stringent guidelines for the

evaluation and management of health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, contractors and clients the populations involved in its activity and the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions. An ongoing process for identifying, evaluating and managing HSE risks is at the hearth of HSE operations in each phase of the business activity and is performed through the adoption of procedures tailored on the peculiarities of each business and industrial site.
HSE risks are effectively managed through an integrated management system designed along the principles set in Eni’s Model of HSE operations. This is a general procedure to be applied in all operating sites, based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance in a continuous improvement cycle, also subject to audits by internal and independent experts. Any environmental emergency is managed by business units locally with their own organization under preset reaction plans to foreseeable events aimed at limiting damage and at activating adequate responses.
Eni has two emergency rooms (in Milan and Rome) provided with real-time monitoring systems for the collection of data on georeferenced maps for all Eni sites and logistics worldwide. Meteorologic equipment is in place to assess dimension, temporal development and other consequences of certain catastrophic events and to enable a real-time planning of first-aid interventions to help mitigate consequences. In addition to its own emergency teams, Eni entered international agreements in order to maximize its ability to react in all its operating sites.

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ENI ANNUAL REPORT / GLOSSARY

Glossary
The glossary of oil and gas terms is available on Eni’s web page at the address www.eni.it. Below is a selection of the most frequently used terms.

FINANCIAL TERMS

Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year.

Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

ROACE Return On Average Capital Employed is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

TSR Total Shareholder Return measures the total return of a share calculated on a yearly basis, keeping account of changes in prices (beginning and end of year) and dividends distributed and reinvested at the ex-dividend date.

OIL AND NATURAL GAS ACTIVITIES

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a coefficient equal to 0.00615.

Concession contracts Contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

Deep waters Waters deeper than 200 meters.

Development Drilling and other post-exploration activities aimed at the production of oil and gas.

Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return to their original shape, to a certain degree, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubbers (SBR), ethylene-propylene rubbers (EPR), thermoplastic rubbers (TPR) and nitrylic rubbers (NBR).

Enhanced recovery Techniques used to increase or stretch over time the production of wells.

EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined “turnkey” when the plant is supplied for start-up.

EPIC (Engineering, Procurement, Installation, Commissioning) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking by means of risers

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ENI ANNUAL REPORT / GLOSSARY

from the seabed the underwater wellheads to the treatment, storage and offloading systems onboard.

Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Mineral Potential (“Potentially recoverable hydrocarbon volumes”) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.	Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

Over/Underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary over/underlifting situations.

Possible reserves Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.

Probable reserves Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets; (iv) the regulatory framework.

Production Sharing Agreement Contract in use in non OECD area countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor, “profit oil” is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.

Proved reserves Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be

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ENI ANNUAL REPORT / GLOSSARY

retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time of the estimate and according to current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.

Recoverable reserves Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’ s operations.

Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.	Swap In the gas sector, the swap term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.

Take-or-pay Clause included in natural gas transportation contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

ABBREVIATIONS

mmcf	=	million cubic feet
bcf	=	billion cubic feet
mmcm	=	million cubic meters
bcm	=	billion cubic meters
boe	=	barrel of oil equivalent
kboe	=	thousand barrel of oil equivalent
mmboe	=	million barrel of oil equivalent
bboe	=	billion barrel of oil equivalent
bbl	=	barrels
kbbl	=	thousand barrels
mmbbl	=	million barrels
bbbl	=	billion barrels
mmtonnes	=	million tonnes
ktonnes	=	thousand tonnes
/d	=	per day
/y	=	per year

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ENI ANNUAL REPORT 2006 / CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the Shareholders of
Eni SpA

1 We have audited the consolidated financial statements of Eni SpA and its subsidiaries ("Eni Group") as of December 31 2006, which comprise the balance sheet, profit and loss account, statement of changes in shareholders' equity, statement of cash flow and the related notes. These consolidated financial statements are the responsibility of the Directors of Eni SpA. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. In accordance with those standards and criteria, the audit has been planned and performed to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are reliable. An audit includes examining, on a sample basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles used and the reasonableness of the estimates made by the Directors. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the consolidated financial statements of the prior period, which are presented for comparative purposes reference is made to our report dated April 28, 2006.

3 In our opinion, the consolidated financial statements of Eni SpA as of December 31, 2006 comply with IFRS as adopted by the European Union and with regulations issued in compliance with article 9 of Law Decree N° 38/2005; accordingly, they give a true and fair view of the financial position, the results of operations, the changes in shareholders' equity and cash flows of the Eni Group for the year then ended.

"This report has been translated from the original which was issued in accordance with Italian legislation. References in this report to the Financial Statements refer to the Financial Statements in original Italian and not to their translation."

Milan, May 3, 2007

PricewaterhouseCoopers SpA

Signed by

Alberto Giussani
(Partner)

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

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Contents

Consolidated Financial

Statements

BLANK PAGE

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ENI ANNUAL REPORT 2006 / CONSOLIDATED FINANCIAL STATEMENTS

Balance sheet

Dec. 31, 2005	Dec. 31, 2006

(million euro)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalent	(1)	1,333		3,985
Other financial assets held for trading or available for sale	(2)	1,368		972
Trade and other receivables	(3)	17,902	1,344	18,799	1,027
Inventories	(4)	3,563		4,752
Current tax assets	(5)	697		658
Other current assets	(6)	369		855
Total current assets		25,232		30,021
Non-current assets
Property, plant and equipment	(7)	45,013		44,312
Other assets	(8)			629
Inventories - Compulsory stock	(9)	2,194		1,827
Intangible assets	(10)	3,194		3,753
Investments accounted for using the equity method	(11)	3,890		3,886
Other investments	(11)	421		360
Other financial assets	(12)	1,050	258	805	136
Deferred tax assets	(13)	1,861		1,725
Other non-current receivables	(14)	995		994
Total non-current assets		58,618		58,291
TOTAL ASSETS		83,850		88,312
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term financial liabilities	(15)	4,612	152	3,400	92
Current portion of long-term debt	(19)	733		890
Trade and other payables	(16)	13,095	1,164	15,995	961
Taxes payable	(17)	3,430		2,830
Other current liabilities	(18)	613		634
Total current liabilities		22,483		23,749
Non-current liabilities
Long-term debt	(19)	7,653		7,409
Provisions for contingencies	(20)	7,679		8,614
Provisions for employee benefits	(21)	1,031		1,071
Deferred tax liabilities	(22)	4,890		5,852
Other non-current liabilities	(23)	897		418	56
Total non-current liabilities		22,150		23,364
TOTAL LIABILITIES		44,633		47,113
SHAREHOLDERS’ EQUITY	(24)
Minority interests		2,349		2,170
Shareholders’ equity:
Share capital: 4,005,358,876 fully paid shares with nominal value euro 1 each (same amount as of December 31, 2005)		4,005		4,005
Share premium
Other reserves		10,910		6,013
Retained earnings		17,381		25,168
Net profit		8,788		9,217
Treasury shares		(4,216)		(5,374)
Total Eni shareholders’ equity		36,868		39,029
TOTAL SHAREHOLDERS’ EQUITY		39,217		41,199
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		83,850		88,312

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ENI ANNUAL REPORT 2006 / CONSOLIDATED FINANCIAL STATEMENTS

Profit and loss account

2005	2006

(million euro)	Note	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES	(26)
Net sales from operations		73,728	4,535	86,105	3,974
Other income and revenues		798		783
Total revenues		74,526		86,888
OPERATING EXPENSES	(27)
Purchases, services and other		48,567	3,429	57,490	2,720
- of which significant non recurring events and operations	(34)	290		239
Payroll and related costs		3,351		3,650
Depreciation, amortization and impairments		5,781		6,421
OPERATING PROFIT		16,827		19,327
FINANCIAL INCOME (EXPENSE)	(28)
Financial income		3,131	72	4,132	58
Financial expense		(3,497)		(3,971)
		(366)		161
Income (expense) from investments	(29)
Effects of investments accounted for using the equity method		737		795
Other income (expense) from investments		177		108
		914		903
PROFIT BEFORE INCOME TAXES		17,375		20,391
Income taxes	(30)	(8,128)		(10,568)
Net profit		9,247		9,823

Pertaining to:
- Eni		8,788		9,217
- minority interest	(24)	459		606
		9,247		9,823
Earnings per share pertaining to Eni (euro per share)	(31)
- basic		2.34		2.49
- diluted		2.34		2.49

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ENI ANNUAL REPORT 2006 / CONSOLIDATED FINANCIAL STATEMENTS

Statements of changes in shareholders’ equity

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative translation exchange differences reserve	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interests	Total shareholders’ equity

Balance at December 31, 2004	4,004	959	5,392	3,965	(687)	(3,229)	14,911		7,059	32,374	3,166	35,540
Changes in accounting principles (IAS 32 and 39)				13			(40)			(27)	12	(15)
Adjusted balance at January 1, 2005	4,004	959	5,392	3,978	(687)	(3,229)	14,871		7,059	32,347	3,178	35,525
Net profit of the year (note 24)									8,788	8,788	459	9,247
Net income (expense) directly recognized in equity:
Change in the fair value of financial assets for trading (note 24)				6						6		6
Change in the fair value of cash flow hedge derivatives (note 24)				16						16		16
Exchange differences from translation of financial statements denominated in currencies other than the euro					1,497					1,497	15	1,512
				22	1,497					1,519	15	1,534
Total (expense) income of the year				22	1,497				8,788	10,307	474	10,781
Transactions with shareholders:
Dividend distribution of Eni SpA (euro 0.90 per share)									(3,384)	(3,384)		(3,384)
Interim dividend (euro 0.45 per share)								(1,686)		(1,686)		(1,686)
Dividend distribution of other companies											(1,218)	(1,218)
Allocation of 2004 residual net profit				1,300			2,375		(3,675)
Shares repurchased						(1,034)				(1,034)		(1,034)
Shares issued under stock grant plans	1			(1)
Treasury shares sold under incentive plans for Eni managers			(47)	47		47				47		47
	1		(47)	1,346		(987)	2,375	(1,686)	(7,059)	(6,057)	(1,218)	(7,275)
Other changes in shareholders’ equity
Cost related to stock options				5						5		5
Sale of consolidated companies											(40)	(40)
Exchange differences arising on the distribution of dividends and other changes					131		135			266	(45)	221
				5	131		135			271	(85)	186
Balance at December 31, 2005 (note 24)	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217

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ENI ANNUAL REPORT 2006 / CONSOLIDATED FINANCIAL STATEMENTS

Statements of changes in shareholders’ equity (continued)

Eni shareholders’ equity

(million euro)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Other reserves	Cumulative translation exchange differences reserve	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Minority interests	Total shareholders’ equity

Balance at December 31, 2005 (note 24)	4,005	959	5,345	5,351	941	(4,216)	17,381	(1,686)	8,788	36,868	2,349	39,217
Net profit of the year (note 24)									9,217	9,217	606	9,823
Net income (expense) directly recognized in equity:
Change in the fair value of financial assets for trading (note 24)				(13)						(13)		(13)
Change in the fair value of cash flow hedge derivatives (note 24)				(15)						(15)		(15)
Exchange differences from translation of financial statements denominated in currencies other than the euro					(1,266)					(1,266)	(29)	(1,295)
				(28)	(1,266)					(1,294)	(29)	(1,323)
Total (expense) income of the year				(28)	(1,266)				9,217	7,923	577	8,500
Transactions with shareholders:
Dividend distribution of Eni SpA (euro 0.65 per share in settlement of 2005) interim dividend of euro 0.45 per share) (note 24)								1,686	(4,086)	(2,400)		(2,400)
Dividend distribution of Eni SpA (euro 0.60 per share) (note 24)								(2,210)		(2,210)		(2,210)
Dividend distribution of other companies											(222)	(222)
Payments by minority shareholders											22	22
Allocation of 2005 net profit							4,702		(4,702)
Authorization to shares repurchase (note 24)			2,000				(2,000)
Shares repurchased (note 24)						(1,241)				(1,241)		(1,241)
Treasury shares sold under incentive plans for Eni managers (note 24)			(85)	54		85	21			75		75
Difference between the book value and strike price of stock options exercised by Eni managers							7			7		7
			1,915	54		(1,156)	2,730	(524)	(8,788)	(5,769)	(200)	(5,969)
Other changes in shareholders’ equity:
Sale of Snamprogetti SpA to Saipem Projects SpA				247						247	(247)
Net effect related to the purchase of treasury shares by Saipem SpA and Snam Rete Gas SpA											(306)	(306)
Purchase and sale of consolidated companies to third parties											(5)	(5)
Cost related to stock options							14			14		14
Reclassification of reserves of Eni SpA			2	(5,224)		(2)	5,224
Exchange differences arising on the distribution of dividends and other changes					(73)		(181)			(254)	2	(252)
			2	(4,977)	(73)	(2)	5,057			7	(556)	(549)
Balance at December 31, 2006 (note 24)	4,005	959	7,262	400	(398)	(5,374)	25,168	(2,210)	9,217	39,029	2,170	41,199

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ENI ANNUAL REPORT 2006 / CONSOLIDATED FINANCIAL STATEMENTS

Statements of cash flow

(million euro)	Note	2005	2006

Net profit of the year		9,247	9,823
Depreciation and amortization	(27)	5,509	6,153
Revaluations, net		(288)	(386)
Net change in the provisions for contingencies		1,279	(86)
Net change in the provisions for employee benefits		18	72
Gain on disposal of assets, net		(220)	(59)
Dividend income	(29)	(33)	(98)
Interest income		(214)	(387)
Interest expense		654	346
Exchange differences		(64)	6
Income taxes	(30)	8,128	10,568
Cash generated from operating profit before changes in working capital		24,016	25,952
(Increase) decrease:
- inventories		(1,402)	(953)
- trade and other receivables		(4,413)	(1,952)
- other assets		351	(315)
- trade and other payables		3,030	2,146
- other liabilities		12	50
Cash from operations		21,594	24,928
Dividends received		366	848
Interest received		214	395
Interest paid		(619)	(294)
Income taxes paid		(6,619)	(8,876)
Net cash provided from operating activities		14,936	17,001
- of which with related parties	(33)	1,230	2,206
Investments:
- tangible assets	(7)	(6,558)	(6,138)
- intangible assets	(10)	(856)	(1,695)
- consolidated subsidiaries and businesses		(73)	(46)
- investments	(11)	(54)	(42)
- securities		(464)	(49)
- financing receivables		(683)	(516)
- change in payables and receivables in relation
to investments and capitalized depreciation		149	(26)
Cash flow from investments		(8,539)	(8,512)
Disposals:
- tangible assets		99	237
- intangible assets		13	12
- consolidated subsidiaries and businesses		252	8
- investments		178	36
- securities		369	382
- financing receivables		804	794
- change in payables and receivables in relation to disposals		9	(8)
Cash flow from disposals		1,724	1,461
Net cash used in investing activities (*)		(6,815)	(7,051)
- of which with related parties	(33)	(160)	(686)

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ENI ANNUAL REPORT 2006 / CONSOLIDATED FINANCIAL STATEMENTS

Statements of cash flow (continued)

(million euro)	Note	2005	2006

Proceeds from long-term debt		2,755	2,888
Payments of long-term debt		(2,978)	(2,621)
Reductions of short-term debt		(317)	(949)
		(540)	(682)
Net capital contributions by minority shareholders		24	22
Net acquisition of treasury shares different from Eni SpA		(30)	(477)
Acquisition of additional interests in consolidated subsidiaries		(3)	(7)
Sale of additional interests in consolidated subsidiaries			35
Dividends to minority shareholders		(6,288)	(4,832)
Net purchase of treasury shares		(987)	(1,156)
Net cash used in financing activities		(7,824)	(7,097)
- of which with related parties	(33)	23	(57)
Effect of changes in consolidation		(38)	(4)
Effect of exchange differences		71	(197)
Net cash flow for the period		330	2,652
Cash and cash equivalent at beginning of the year	(1)	1,003	1,333
Cash and cash equivalent at end of the year	(1)	1,333	3,985

(*)	Net cash used in investing activities includes some investments which Eni, due to their nature (temporary cash investments or carried out in order to optimize management of treasury operations) are considered as a reduction in net borrowings as defined in the "Financial Review" in the "Report of the Directors". Cash flow of such investments are as follows:

(million euro)	2005	2006

Financing investments:
- securities	(186)	(44)
- financing receivables	(45)	(134)
	(231)	(178)
Disposal of financing investments:
- securities	60	340
- financing receivables	62	54
	122	394
Net cash flows from financing activities	(109)	216

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ENI ANNUAL REPORT 2006 / CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CASH FLOW INFORMATION

(million euro)	2005	2006

Effect of investment of companies included in consolidation and businesses
Current assets		68
Non-current assets	122	130
Net borrowings	(19)	53
Current and non-current liabilities	(22)	(92)
Net effect of investments	81	159
Sale of unconsolidated subsidiaries		(60)
Fair value of the participations held before the acquisition of control	(8)
Purchase price	73	99
less:
Cash and cash equivalent		(53)
Cash flow on investments	73	46
Effect of disposal of consolidated subsidiaries and businesses
Current assets	204	9
Non-current assets	189	1
Net borrowings	42	(1)
Current and non-current liabilities	(217)	(4)
Net effect of disposals	218	5
Gain on disposals	140	3
Minority interest	(43)
Selling price	315	8
less:
Cash and cash equivalent	(63)
Cash flow on disposal	252	8

Transactions that did not produce cash flows
Acquisition of equity investments in exchange of businesses:

(million euro)	2005	2006

Effect of business contributions
Current assets	2	23
Non-current assets	17	213
Net borrowings		(44)
Long-term and short-term liabilities	(1)	(53)
Net effect of contributions	18	139
Minority interest		(36)
Gain on contributions		18
Acquisition of investments	18	121

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of presentation

The Consolidated Financial Statements of Eni have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and adopted by the European Commission following the procedure contained in Article 6 of the EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 and in accordance with Article 9 of Legislative Decree No. 38/2005. For hydrocarbon exploration and production, accounting policies followed at an international level have been applied, with particular reference to amortization according to the Unit-Of-Production method, buy-back contracts and Production Sharing Agreements.
The Consolidated Financial Statements have been prepared by applying the cost method except for items that under IFRS must be recognized at fair value as described in the evaluation criteria.
The Consolidated Financial Statements include the statutory accounts of Eni SpA and of all Italian and foreign companies in which Eni SpA holds the right to directly or indirectly exercise control, determine financial and management decisions and obtain economic and financial benefits.
Insignificant subsidiaries are not included in the scope of consolidation. A subsidiary is considered insignificant when it does not exceed two of these limits: (i) total assets or liabilities: euro 3,125 thousand; (ii) total revenues: euro 6,250 thousand; (iii) average number of employees: 50 units. Moreover, companies for which consolidation does not produce significant economic and financial effects are not included in the scope of consolidation. Such companies generally represent subsidiaries that work on account of other companies as the sole operator in the management of upstream oil contracts; these companies are financed on a proportional basis according to budgets approved, by the companies involved in the project, to which the company periodically reports costs and receipts deriving from the contract. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the obligations arising from the project, are recognized proportionally in the Financial Statements of the companies involved. The effects of these exclusions are not material1.
Subsidiaries excluded from consolidation, joint ventures, associates and other interests are accounted for as described below under item “Financial fixed assets”.
Financial Statements of consolidated companies are audited by auditing companies that examine and certify the information required to be disclosed when preparing the consolidated financial statement.
Considering their materiality, amounts of the financial statements and related disclosures are expressed in millions of euro.

Principles of consolidation

Interests in companies included in the scope of consolidation
Assets and liabilities, expense and income related to fully consolidated companies are wholly incorporated into the Consolidated Financial Statements; the book value of these interests is eliminated against the corresponding fraction of the shareholders’ equity of the companies owned, attributing to each item of the balance sheet the current value at the date of acquisition of control. Any positive residual difference as regards to the acquisition cost is recognized as “Goodwill”. Negative residual differences are charged against the profit and loss account.
Any positive residual difference between cost for the acquisition of the share that exceed the control (minorities acquisition) and corresponding fraction of shareholders’ equity acquired is recognized as “Goodwill”.
Gains or losses on the sale of shares in consolidated subsidiaries are recorded in the profit and loss account for the amount corresponding to the difference between proceeds from the sale and divested portion of net equity sold.
Fractions of shareholders’ equity and net profit of minority interest are recognized under specific items in the Financial Statements. Minority interest is determined based on the current value attributed to assets and liabilities at the date of the acquisition of control, excluding any related goodwill.

Inter-company transactions
Income deriving from inter-company transactions unrealized towards third parties is eliminated. Receivables, payables, revenues and costs, guarantees, commitments and risks among consolidated companies are eliminated as well. Inter-company losses are not eliminated, since they reflect an actual decrease in the value of divested assets.

(1)	According to the requirements of the framework of international accounting standards, information is material if its omission or misstatement can influence the economic decisions that users make on the basis of the financial statements.

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Foreign currency translation
Financial Statements of consolidated companies denominated in currencies other than the euro are converted into euro applying exchange rates prevailing at the year end to assets and liabilities, the historical exchange rates to equity accounts and the average rates for the period to profit and loss account (source: Ufficio Italiano Cambi).
Exchange rate differences from the conversion deriving from the application of different exchange rates for assets and liabilities, shareholders’ equity and profit and loss account are recognized under the item “Other reserves” within shareholders’ equity for the portion relating to the Group and under the item “Minority interest” for the portion related to minority shareholders. The exchange rate differences reserve is charged to the profit and loss account when the investments are sold or the capital employed is repaid.
Financial Statements of foreign subsidiaries which are translated into euro are denominated in the functional currencies of the country where the enterprise operates. The US dollar is the prevalent functional currency for the enterprises that do not adopt the euro.

Evaluation criteria

The most significant evaluation criteria used for the preparation of the Consolidated Financial Statements are shown below.

Current assets
Financial assets held for trading and financial assets available for sale are stated at fair value; economic effects are charged to the profit and loss account item “Financial Income (Expense)” and under shareholders’ equity within “Other reserves”. In the last case, changes in fair value recognized under shareholders’ equity are charged to the profit and loss account when they are impaired or realized.
The fair value of financial instruments is represented by market quotations or, in their absence, by the value resulting from the adoption of suitable financial valuation models which take into account all the factors adopted by the market operators and the prices obtained in similar actual transactions in the market.
When the conditions for the purchase or sale of financial assets provide for the settlement of the transaction and the delivery of the assets within a given number of days determined by entities controlling the market or by agreements (e.g., purchase of securities on regulated markets), the transaction is entered at the date of settlement.
Receivables are stated at their amortized cost (see item “Financial fixed assets” below).
Transferred financial assets are eliminated when the transaction, together with the cash flows deriving from it, leads to the substantial transfer of all risks and benefits associated to the property.
Inventories, excluding contract work in progress and including compulsory stocks, are stated at the lower of purchase or production cost and net realizable value represented by the proceeds the company expects to collect from the sale of the inventories in the normal course of business.
The cost of inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis; the cost of inventories of the Petrochemical segment is determined by applying the weighted-average cost on an annual basis.
Contract work in progress is recorded on the basis of contractual considerations by reference to the stage of completion of a contract measured on a cost-to-cost basis. Advances are deducted from inventories within the limits of contractual considerations; any excess of such advances over the value of the work performed is recorded as a liability. Losses related to construction contracts are accrued for once the company becomes aware of such losses. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is translated to euro using the current exchange rates at year end and effects are charged in the profit and loss account.
Hedging instruments are described in the section “Derivative Instruments”.

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Non-current assets

Property, plant and equipment2
Tangible assets, including investment properties, are recognized using the cost model and stated at their purchase or production cost including ancillary costs which can be directly attributed to them as required to make the asset ready for use. In addition, when a substantial amount of time is required to make the asset ready for use, the purchase price or production cost includes the financial expenses incurred that would have theoretically been saved if the investment had not been made.
In the case of current obligations for the dismantling and removal of assets and the reclamation of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be borne at the moment the asset is retired. Revisions of estimates for these provisions, for the passage of time and for changes in the discount rate are recognized under “Provisions for contingencies”3.
No revaluation is made even in application of specific laws.
Assets carried under financial leasing or concerning arrangements that does not take the legal form of a financial lease but produce a substantive transfer of risks and rewards of ownership, are recognized at fair value, net of taxes due from the lessor or, if lower, at the amount of future minimum lease payments, and are included within the tangible assets, with a corresponding entry to the financial payable to the lessor, and depreciated using the criteria detailed below. When the renewal is not reasonably certain, assets carried under financial leasing are depreciated over the period of the lease if shorter than the useful life of the asset.
Renewals, improvements and transformations which extend asset lives are capitalized.
Tangible assets, commencing on the date when they begin or should begin to be used, are depreciated systematically based on the straight-line method over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company. When tangible asset are comprised of more than one significant element with different useful lives, the depreciation is carried out for each component. The amount to be depreciated is represented by the book value reduced by the presumable net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even if purchased together with a building. Tangible assets held for sales are not depreciated but are valued at the lower of the book value and fair value less costs of disposal.
Assets that can be used free of charge are depreciated over the shorter term of the duration of the concession and the useful life of the asset.
The costs for the substitution of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Ordinary maintenance and repair costs are expensed when incurred.
When events occur that lead to a presumable reduction in the book value of tangible assets, their recoverability is checked by comparing their book value with the realizable value, represented by the greater of fair value less costs of disposal and value in use. In the absence of a binding sales agreement, fair value is estimated on the basis of market values, recent transactions, or the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of asset. Value in use is determined by discounting the expected cash flows deriving from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the residual useful life of the asset, giving more importance to independent assumptions. Discounting is carried out at a rate that takes into account the implicit risk in the sectors where the entity operates. Valuation is carried out for each single asset or, if the realizable value of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so called “cash generating unit”. When the reasons for their impairment cease to exist, Eni reverses previously recorded impairment charges and records as income of an asset revaluation in the profit and loss account for the relevant year. This asset revaluation is the lower of the fair value and the book value increased by the amount of previously incurred impairments net of related amortization that would have been made if the impairment had not been made.

(2)	Recognition and evaluation criteria of exploration and production activities are described in the section “Exploration and production activities” below.
(3)	The company recognizes material provisions for the retirement of assets in the Exploration & Production business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets generally are recognized, as indeterminate settlement dates for the asset retirements prevented estimation of the fair value of the associated asset retirement obligation. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

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Intangible assets
Intangible assets include assets which lack identifiable physical qualities, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when the management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset can be traced back to a legal or contractual right, or (ii) the asset is separable, i.e., can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits flowing from the underlying resource and to restrict the access of others to those benefits.
Intangible assets are stated at cost as determined with the criteria used for tangible assets. No revaluation is made even in application of specific laws.
Intangible assets with a defined useful life are amortized systematically over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company; the recoverability of their book value is checked using the criteria described in the section “Tangible Assets”.
Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is checked at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. With reference to goodwill, this check is performed at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure that included said goodwill. When the carrying amount of the cash generating unit, including goodwill attributed thereto, exceeds the cash generating unit's recoverable amount, the difference is recognized as impairment and it is primarily charged against goodwill up to its amount; any amount in excess is charged on a pro-rata basis against the book value of the assets that form the cash generating unit. Impairment charges against goodwill are not revalued. Negative goodwill is recognized in the profit and loss account.
Costs of technological development activities are capitalized when: (i) the cost attributable to the intangible asset can be reasonably determined; (ii) there is the intention, availability of funding and technical capacity to make the asset available for use or sale; and (iii) it can be shown that the asset is able to produce future economic benefits.

Exploration and production activities4

ACQUISITION OF MINERAL RIGHTS
Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (such as exploratory potential, probable and possible reserves and proved reserves). When the acquisition is related to a set of exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the relevant discounted cash flows.
Expenditure for the exploratory potential, represented by the costs for the acquisition of the exploration permits and for the extension of existing permits, is recognized under “Intangible Assets” and is amortized on a straight-line basis over the period of the exploration as contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account.
Acquisition costs for proved reserves and for possible and probable reserves are recognized in the balance sheet as assets. Costs associated with proved reserves are amortized on a Unit of Production (UoP) basis, as detailed in the section “Development”, considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of a negative result, the costs are charged to the profit and loss account.

EXPLORATION
Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are capitalized, to reflect their nature of investment and amortized in full when incurred.

DEVELOPMENT
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas. They are then capitalized and amortized generally on a UoP basis, as their useful life is closely related to the availability of feasible reserves. This method provides for residual costs at the end of each quarter to be amortized through a rate representing the ratio between the volumes extracted during the quarter and the proved developed reserves existing at the end of the quarter, increased by the volumes extracted during the quarter. This method is applied with reference to the smallest aggregate representing a direct correlation between investment and proved developed reserves.

(4)	International accounting principles do not establish specific criteria for hydrocarbon exploration and production activities. Eni continues to use existing accounting policies for exploration and evaluation assets previously applied before the introduction of IFRS, as permitted by IFRS 6 “Exploration for and evaluation of mineral resources”.

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Costs related to unsuccessful development wells or damaged wells are expensed immediately as losses on disposal.
Impairments and reversal of impairments of development costs are made on the same basis as those for tangible assets.

PRODUCTION
Production costs are those costs incurred to operate and maintain wells and field equipment and are expensed as incurred.

PRODUCTION SHARING AGREEMENTS AND BUY-BACK CONTRACTS
Revenues and oil and gas reserves related to Production Sharing Agreements and buy-back contracts are settled on the basis of contractual clauses related to the repayment of costs incurred following the exploration, development and operating activities (cost oil) and to the relevant amount of realized productions (profit oil).

RETIREMENT
Costs expected to be incurred with respect to the retirement of a well, including costs associated with removal of production facilities, dismantlement and site restoration, are capitalized and amortized on a UOP basis, consistent with the policy described under “Tangible Assets”.

Grants
Grants related to assets are recorded as a reduction of purchase price or production cost of the related assets when there is reasonable assurance that all the required conditions attached to them, agreed upon with governmental entities, have been met. Grants not related to capital expenditure are recognized in the profit and loss account.

Financial fixed assets

INVESTMENTS
Investments in subsidiaries excluded from consolidation, joint ventures and associates are accounted for using the equity method. If it does not result in a misrepresentation of the company’s financial condition and consolidated results, subsidiaries, joint ventures and associates excluded from consolidation may be accounted for at cost, adjusted for impairment losses. When the reasons for their impairment cease to exist, investments accounted for at cost are revalued within the limit of the impairment made and their effects are charged to the profit and loss account item “Other income (expense) from investments”.
Other investments are recognized at their fair value and their effects are included in shareholders’ equity under “Other reserves”; this reserve is charged to the profit and loss account when it is impaired or realized. When fair value cannot be reasonably ascertained, investments are accounted for at cost, adjusted for impairment losses; impairment losses may not be revalued.
The risk deriving from losses exceeding shareholders’ equity is recognized in a specific provision to the extent the parent company is required to fulfill legal or implicit obligations towards the subsidiary or to cover its losses.

RECEIVABLES AND FINANCIAL ASSETS TO BE HELD TO MATURITY
Receivables and financial assets that must be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g., fees of agents or consultants, etc.). The initial carrying value is then corrected to take into account capital repayments, impairments and amortization of the difference between the reimbursement value and the initial carrying value; amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial revaluation, the current value of expected cash flows to the initial carrying value (so-called amortized cost method). Any impairment is recognized by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate defined at the initial recognition. The economic effects of the valuation according to the amortized cost method are charged to “Financial income (expense)”.

Financial liabilities
Debt is carried at amortized cost (see item “Financial fixed assets” above).

Provisions for contingencies
Provisions for contingencies concern risks and charges of a definite nature and whose existence is certain or probable but for which at year end the amount or date of occurrence remains uncertain. Provisions are made when: (i) there is a current obligation,

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either legal or implicit, deriving from a past event; (ii) it is probable that the fulfillment of that obligation will result in an outflow of resources embodying economic benefits; and (iii) the amount of the obligation can be reliably estimated. Provisions are stated at the value that represents the best estimate of the amount that the company would reasonably pay to fulfill the obligation or to transfer it to third parties at year end. When the financial effect of time is significant and the payment date of the obligations can be reasonably estimated, the provisions are discounted back at the company’s average rate of indebtedness. The increase in the provision due to the passing of time is charged to the profit and loss account in the item “Financial Income (Expense)”.
When the liability regards a tangible asset (e.g., site restoration and abandonment), the provision is stated with a corresponding entry to the asset to which it refers; profit and loss account charge is made with the amortization process.
Costs that the company expects to bear in order to carry out restructuring plans are recognized in the year in which the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.
Provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates; the estimated revisions to the provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e., site restoration and abandonment) with a corresponding entry to the assets to which they refer.

In the Notes to the Consolidated Financial Statements the following potential liabilities are described: (i) possible, but not probable obligations deriving from past events, whose existence will be confirmed only when one or more future events beyond the company’s control occur; and (ii) current obligations deriving from past events whose amount cannot be reasonably estimated or whose fulfillment will probably not result in an outflow of resources embodying economic benefits.

Employee benefits
Post-employment benefit plans are defined on the basis of plans, including those unformalized, that due to their terms defined contributions or defined benefits. In the first case, the company’s obligation, which consists of making payments to the State or a trust or a fund, is determined on the basis of contributions due.
The liabilities related to defined benefit plans5, net of any plan assets, are determined on the basis of actuarial assumptions and charged on accrual basis during the employment period required to obtain the benefits; the evaluation of liabilities is made by independent actuaries.
The actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are charged to the profit and loss account, proportionally through the residual average working life of the employees participating to the plan, in the limits of the share of the discounted profit/loss not charged beforehand, that exceeds the greater of 10% of the fair value of liabilities and 10% of the fair value of the plan assets (corridor method).
Obligations for long-term benefits are determined by adopting actuarial assumptions; the effect of changes in actuarial assumptions or a change in the characteristics of the benefit are charged to the profit or loss in their entirety.

Treasury shares
Treasury shares are recorded at cost and as a reduction of shareholders’ equity. Gains following subsequent sales are recorded as an increase in shareholders’ equity.

Revenues and costs
Revenues from sales of products and services rendered are recognized upon transfer of risks and rewards associated to ownership or upon settlement of the transaction. In particular, revenues are recognized:

  for crude oil, generally upon shipment;

  for natural gas, when natural gas is delivered to the customer;

  for petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales are generally recognized upon shipment;

  for petrochemical products and other products, generally upon shipment.

(5)	Given the uncertainties related to their payment date, employees termination indemnities are considered as a defined benefit plan.

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Revenues are recognized upon shipment when, at that date, the risks of loss are transferred to the acquirer. Revenues from the sale of crude oil and natural gas produced in properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at period end.
Income related to partially rendered services are recognized with respect to the accrued revenues, if it is possible to reasonably determine the state of completion and there are no relevant uncertainties concerning the amounts and the existence of the revenue and related costs; otherwise it is recognized within the limits of the recoverable costs incurred.
Revenues accrued in the period related to construction contracts are recognized on the basis of contractual revenues by reference to the stage of completion of a contract measured on the cost-to-cost basis. Requests of additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.
Revenues are stated net of returns, discounts, rebates and bonuses, as well as directly related taxation. Exchanges of goods and services with similar nature and value do not give rise to revenues and costs as they do not represent sale transactions.
Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined. Costs related to the amount of emissions, determined on the basis of the average prices of the main European markets at the end of the period, are reported in relation to the amount of the carbon dioxide emissions that exceed the amount assigned; revenues related to the amount of emissions are reported when are recognized following the sale.
Operating lease payments are recognized in the profit and loss account over the length of the contract.
Labor costs include stock grants and stock options granted to managers, consistent with their actual remunerative nature. The cost is determined based on the fair value of the rights awarded to the employee at the date of the award and it is not subject to subsequent adjustments; the portion on an accrual basis is calculated pro rata over the period to which the incentive refers (vesting period)6. The fair value of stock grants is represented by the current value of the shares at the date of the award, reduced by the current value of the expected dividends in the vesting period. The fair value of stock options is the value of the option calculated with appropriate valuation techniques that take into account the exercise conditions, current price of the shares, expected volatility and the risk-free interest rate. The fair value of the stock grants and stock options is shown as a contra-entry to “Other reserves”.
The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs borne for other scientific research activities or technological development, which do not satisfy conditions for the recognition in the balance sheet, are generally considered current costs and expensed as incurred.

Exchange rate differences
Revenues and costs concerning transactions in currencies other than the functional currency are stated at the exchange rate on the date that the transaction is completed.
Monetary assets and liabilities in currencies other than the functional currency are converted by applying the year end exchange rate and the effect is stated in the profit and loss account. Non-monetary assets and liabilities in currencies other than functional currency valued at cost are stated at the initial exchange rate; when they are evaluated at recoverable value or realizable value, the exchange rate applied is that of the day of recognition.

Dividends
Dividends are recognized at the date of the general shareholders’ meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

Income taxes
Current income taxes are determined on the basis of estimated taxable income; the estimated liability is recognized in the item “Income tax liabilities”. Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(6)	For stock grants, the period between the date of the award and the date of assignation of stock; for stock options, the period between the date of the award and the date on which the option can be exercised.

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Deferred tax assets or liabilities are provided on temporary differences arising between the carrying amounts of the assets and liabilities in the Financial Statements and their tax bases. Deferred tax assets are recognized when their realization is considered probable.
Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at a single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item “Deferred tax assets”; if negative, in the item “Deferred tax liabilities”. When the results of transactions are recognized directly in the shareholders’ equity, current taxes, deferred tax assets and liabilities are also charged to the shareholders’ equity.

Derivatives
Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities recognized at their fair value which is estimated by using the criteria described in the section “Current Assets”.
Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is checked periodically. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge, e.g., hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are stated at fair value and the effects charged to the profit and loss account. Hedged items are consistently adjusted to reflect the variability of fair value associated with the hedged risk. When derivatives hedge the cash flow variation risk of the hedged item (cash flow hedge, e.g., hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), changes in the fair value of the derivatives, considered effective, are initially stated in net equity and then recognized in the profit and loss account consistently with the economic effects produced by the hedged transaction. The changes in the fair value of derivatives that do not meet the conditions required to qualify as hedging instruments are shown in the profit and loss account.

Financial statements
Assets and liabilities of the balance sheet are classified as current and non-current. Items of the profit and loss account are presented by nature.
Statements of changes in shareholders' equity present profit and loss for the year and other changes of the shareholders' equity.
Statements of cash flows are presented using the indirect method, whereby net profit is adjusted for the effects of transactions of a non-cash nature.

Changes in accounting principles

Since 2006, Eni applies: (i) the requirements of IFRIC 4 “Determining whether an arrangement contains a lease” that provides guidance for determining whether arrangements that do not take the legal form of a lease but which convey rights to use assets in return for a payment or series of payments should be treated as a lease; (ii) the amendments to IAS 39 “Financial instruments: recognition and measurement” that are related to: (a) the possibility to qualify as hedging instruments, in relation to cash flow hedge operations on exchange rate risk realting to inter-company transactions expected and with a high probability, on condition that these transactions are denominated in a functional currency other than the currency of the entity that carries out the operation and the exposure to the exchange rate risk has a potential effect on consolidated profit and loss account; (b) the recognition and measurement of financial guarantees that are recorded when they are issued as a liability valued at market value and then, in relation to the execution risk, at the greater of the best estimate of the charge to be sustained to fulfill the obligation and the initial amount reduced by premiums collected; (iii) the requirements of IFRIC 5 “Rights to interests arising from decommissioning, restoration and environmental funds” that provide guidance for determining the recognition and measurement for the contribution to funds established to finance decommissioning that have the following features: (a) the assets are held and administered by a separate legal entity; and (b) contributor’s right to access the assets of the fund is restricted.
The contributor recognizes its obligation to pay separately decommissioning costs as a liability and its interest in the fund. In the case that the interest means having control, having joint control or significant influence over the fund, the entity contributor must recognize the interest in the fund as an investment in a subsidiary, associate or joint venture.
The adoption of these principles did not generate a material effect.

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Use of accounting estimates
The preparation of these consolidated financial statements requires Management to apply accounting estimates that are based on complex or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic considering the information available at the date of the estimate. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based. Summarized below are the critical accounting estimates that require the more subjective judgment of our management. Such assumptions or estimates regard the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect future results.

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Although there are authoritative guidelines regarding the engineering criteria that must be met before estimated oil and gas reserves can be designated as “proved”, the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment.
Field reserves will only be categorized as proved when all the criteria for attribution of proved status have been met. At this stage, all booked reserves will be categorized as proved undeveloped. Volumes will subsequently be recategorized from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings will occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Adjustments may be made to booked reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves as regards the initial estimate and, in the case of Production Sharing Agreements and buy-back contracts, the share of production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.
Oil and natural gas reserves have a direct impact on certain amounts reported in the Financial Statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the quarter and proved developed reserves existing at the end of the quarter increased by the amounts extracted during the quarter. Assuming all other variables are held constant, an increase in estimated proved developed reserves decreases depreciation, depletion and amortization expense. On the contrary, a decrease in estimated proved developed reserves increases depreciation, depletion and amortization expense. In addition, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether a property impairment is to be carried out or not. The larger the volumes of estimated reserves, the less likely the property is impaired.

Impairment of Assets
Eni assesses its tangible and intangible assets, including goodwill, for possible impairment if there are events or changes in circumstances that indicate that the carrying values of the assets are not recoverable. Such indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions for crude oil, natural gas, commodity chemicals and refined products.
The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal costs and value in use. The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved.

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For oil and natural gas properties, the expected future cash flows are estimated based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. The estimated future level of production is based on assumptions on: future commodity prices, lifting and development costs, field decline rates, market demand and supply, economic regulatory climates and other factors.
Goodwill and other intangible assets with indefinite useful life are not amortized but they are checked at least annually to determine whether their carrying amount is recoverable and in any case, when trigger events arise that would lead the entity to assume the value of an asset is impaired. In particular, goodwill impairment is based on the determination of the fair value of each cash generating unit to which goodwill can be attributed on a reasonable and consistent basis. A cash generating unit is the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure. If the fair value of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired on a pro-rata basis for the residual difference.

Asset Retirement Obligations
Obligations related to the removal of tangible equipment and the restoration of land or seabeds require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded in the Consolidated Financial Statements. Estimating future asset removal costs is difficult and requires management to make estimates and judgments due to the fact that most removal obligations will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligations in the period when it is incurred (typically, at the time, the asset is installed at the production location). When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are increased with the passage of time (interest accretion) and any change of the estimates following the modification of future cash flows and discount rate is adopted. The recognized asset retirement obligations are based upon future retirement cost estimates and incorporate many assumptions such as: expected recoverable quantities of crude oil and natural gas, abandonment time, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business Combinations
Accounting for the acquisition of a business requires the allocation of the purchase price to most assets and liabilities acquired at fair value. Any positive residual difference is recognized as “Goodwill”. Negative residual differences are charged against the profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an independent appraisal firm to assist in the fair value determination of the acquired assets and liabilities.

Environmental Liabilities
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, productions and other activities, including legislation that implements international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated.
Although management, considering the actions already taken, insurance policies to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of a yet unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment concerning the remediation of contaminated sites; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

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Employees benefits
Defined benefit plans and other long term benefits are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on plan assets, expected rates of salary increases, medical cost trend rates, estimated retirement dates, mortality rates.
The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows: (i) discount and inflation rates reflect the rates at which benefits could be effectively settled, taking into account the duration of the obligation. Indications used in selecting the discount rate include rates of annuity contracts and rates of return on high quality fixed-income investments (such as government bonds). The inflation rates reflect market conditions observed country by country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization and changes in health status of the participants; (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for the individual employees involved, based principally on available actuarial data; (v) determination of expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and their specific average expected rate of return is taken into account. Differences between expected and actual costs and between the expected return and the actual return on plan assets routinely occur and are called actuarial gains and losses.
Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes on a pro-rata basis the net cumulative actuarial gains and losses, unrecognized at the end of the previous reporting period, that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.
Additionally, obligations for other long term benefits are determined by adopting actuarial assumptions; the effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Contingencies
In addition to accruing the estimated costs for environmental liabilities, asset retirement obligations and employees benefits, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgments.

Revenue recognition in the Engineering & Construction segment
Revenue recognition in the Engineering & Construction business segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract basis. The future gross profit represents the profit remaining after deducting costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process, that includes identification of risks related to geographical region, market conditions in that region and any assessment that it is necessary to estimate with sufficient precision the total future costs as well as the expected timetable. Requests of additional incomes, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them.
Recent accounting principles

With Regulation No. 108/2006 issued on January 11, 2006 the European Commission approved IFRS 7 “Financial instruments: disclosures”. IFRS 7 establishes the disclosures to be provided regarding financial instruments and the exposure and management of financial risks. The requirements of IFRS 7 include some disclosures currently required by IAS 32 “Financial instruments: exposures and additional disclosures”. IFRS 7 went into effect on January 1, 2007.
Eni is presently analyzing this statements and, at the moment, cannot determine if adoption of this tandard will have a significant effect on Eni’s Consolidated Financial Statements.

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Notes to the Consolidated Financial Statements

Current activities

1 Cash and cash equivalent
Cash and cash equivalent of euro 3,985 million (euro 1,333 million at December 31, 2005) include financing receivables originally due within 90 days for euro 240 million (euro 122 million at December 31, 2005) and consist of deposits with financial institutions with a notice of over 48 hours.

2 Other financial assets held for trading or available for sale
Other financial assets held for trading or available for sale of euro 972 million (euro 1,368 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Securities held for operating purposes:
- listed Italian treasury bonds	361	329
- listed securities issued by Italian and foreign merchant banks	92	80
- non-quoted securities	12	11
	465	420
Securities held for non-operating purposes:
- listed Italian treasury bonds	727	508
- listed securities issued by Italian and foreign merchant banks	151	40
- non-quoted securities	25	4
	903	552
	1,368	972

Securities of euro 972 million (euro 1,368 million at December 31, 2005) are available for sale. The decrease of euro 396 million primarily concerns sales made by the financial company Enifin SpA (euro 303 million) and the effect of the sale of Sofid Sim SpA (euro 90 million). At December 31, 2005 and December 31, 2006 Eni did not own financial assets held for trading.
The effects of the valuation at fair value of securities consist of the following:

(million euro)	Dec. 31, 2005	Increase	Realization to the profit and loss account	Dec. 31, 2006

Fair value	27	2	(21)	8
Deferred tax liabilities	8		(6)	2
Other reserves of shareholders’ equity	19	2	(15)	6

The realization of the fair value to the profit and loss account of euro 21 million and of the related deferred tax liabilities of euro 6 million concern the expiring of securities of Padana Assicurazioni SpA. Securities held for operating purposes of euro 420 million (euro 465 million at December 31, 2005) concern securities covering technical reserves of Padana Assicurazioni SpA for euro 417 million (euro 453 million at December 31, 2005).

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3 Trade and other receivables
Trade and other receivables of euro 18,799 million (euro 17,902 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Trade receivables	14,101	15,230
Financing receivables:
- for operating purposes - short-term	480	242
- for operating purposes - current portion of long term receivables		4
- for non-operating purposes	12	143
	492	389
Other receivables
- from disposals	60	100
- other	3,249	3,080
	3,309	3,180
	17,902	18,799

Receivables are recorded net of the allowance for impairment losses of euro 874 million (euro 891 million at December 31, 2005):

(million euro)	Value at Dec. 31, 2005	Additions	Deductions	Other changes	Value at Dec. 31, 2006

Trade receivables	643	129	(77)	(108)	587
Other receivables	248	78	(7)	(32)	287
	891	207	(84)	(140)	874

Trade receivables of euro 15,230 million increased by euro 1,129 million. This increase primarily relates to the Exploration & Production segment (euro 1,391 million) and the Engineering & Construction segment (euro 832 million); such increase was partially offset by the decrease of the Refining & Marketing segment (euro 302 million) and the Gas & Power segment (euro 292 million) and includes the exchange rate differences due to the translation of financial statements prepared in currencies other than the euro for euro 263 million. Trade receivables include advances paid as a guarantee on contract work in progress for euro 70 million (euro 101 million at December 31, 2005).
Financing receivables made for operating purposes of euro 246 million (euro 480 million at December 31, 2005) concern concessions, primarily, to unconsolidated subsidiaries, joint ventures and affiliates. The decrease of euro 234 million primarily concern the repayment of funding given to Trans Austria Gasleitung GmbH (euro 292 million).
Other receivables of euro 3,180 million (euro 3,309 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Accounts receivable from:
- joint venture operators in exploration and production	1,123	1,376
- Italian governmental entities	228	266
- insurance companies	539	223
	1,890	1,865
Receivables relating to factoring operations	324	191
Prepayments for services	259	440
Other receivables	836	684
	3,309	3,180

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Receivables relating to factoring operations for euro 191 million (euro 324 million at December 31, 2005) relate to Serfactoring SpA and essentially concern advances for factoring operations with recourse and receivables for factoring operations without recourse.
Receivables with related parties are described in Note 33 - Transactions with related parties.

4 Inventories
Inventories of euro 4,752 million (euro 3,563 million at December 31, 2005) consist of the following:

Dec. 31, 2005	Dec. 31, 2006

(million euro)	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total

Raw and auxiliary materials and consumables	210	217		645	1,072	436	258		682	1,376
Products being processed and semi finished products	59	18		1	78	43	20		8	71
Work in progress long-term contracts			418		418			353		353
Finished products and goods	1,222	572		20	1,814	2,063	536		62	2,661
Advances			181		181	1		287	3	291
	1,491	807	599	666	3,563	2,543	814	640	755	4,752

Inventories are net of the valuation allowance of euro 92 million (euro 93 million at December 31, 2005):

(million euro)	Value at Dec. 31, 2005	Additions	Deductions	Other changes	Value at Dec. 31, 2006

93	19	(14)	(6)	92

Work in progress long-term contracts of euro 353 million (euro 418 million at December 31, 2005) are net of the payments received corresponding to contractual amount of the work performed of euro 5,237 million (euro 5,180 million at December 31, 2005).

5 Current tax assets
Current tax assets of euro 658 million (euro 697 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Italian tax	422	394
Foreign tax	275	264
	697	658

Current tax assets of euro 658 million (euro 697 million at December 31, 2005) concern value added tax credits for euro 303 million (euro 406 million at December 31, 2005), income tax receivables of euro 116 million (euro 127 million at December 31, 2005) and excise taxes customs duties natural gas and customs expenses for euro 86 million (euro 60 million at December 31, 2005).

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6 Other assets
Other assets of euro 855 million (euro 369 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Fair value of non-hedging derivatives	117	569
Fair value of cash flow hedge derivatives	32	37
Fair value of fair value hedge derivatives		1
Other assets	220	248
	369	855

Fair value of non hedging derivative contracts of euro 569 million (euro 117 million at December 31, 2005) consists of the following:

Dec. 31, 2005	Dec. 31, 2006

(million euro)	Fair Value	Commitments	Fair Value	Commitments

Non-hedging derivatives on exchange rate
Interest Currency Swap	58	1,277	137	1,400
Currency swap	15	2,378	46	5,502
Other		26		42
	73	3,681	183	6,944
Non-hedging derivatives on interest rate
Interest Rate Swap	14	1,281	66	3,393
	14	1,281	66	3,393
Non-hedging derivatives on commodities
Over the counter	21	394	35	262
Other	9	11	285	851
	30	405	320	1,113
	117	5,367	569	11,450

Fair value of cash flow hedge derivative contracts of euro 37 million concerns commitments for euro 421 million and relates to future sales of crude oil of the Exploration & Production segment.
Cash flow hedge derivative contracts at December 31, 2005 relating to the purchase of electricity expired during 2006 and the effect was charged to the profit and loss account.
Information about the risk of hedged items and to Eni's hedging policy is included in Note 25 - Guarantees, commitments and risks - Management of risks.

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Non-current activities

7 Property, plant and equipment
Tangible assets of euro 44,312 million (euro 45,013 million at December 31, 2005) consist of the following:

(million euro)	Net value at the beginning of the year	Investments	Depreciations	Impairments	Exchange rate differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and impairments

Dec. 31, 2005
Land	197	5		(4)		175	373	421	48
Buildings	1,578	41	(108)	(8)	12	(62)	1,453	3,152	1,699
Plant and machinery	30,849	2,443	(4,240)	(192)	1,827	5,881	36,568	77,806	41,238
Industrial and commercial equipment	422	113	(126)		10	(47)	372	1,623	1,251
Other assets	329	65	(102)		12	14	318	1,182	864
Tangible assets in progress and advances	7,211	3,891		(60)	590	(5,703)	5,929	6,526	597
	40,586	6,558	(4,576)	(264)	2,451	258	45,013	90,710	45,697
Dec. 31, 2006
Land	373	16		(3)		57	443	483	40
Buildings	1,453	81	(113)	(12)	(5)	38	1,442	3,236	1,794
Plant and machinery	36,568	1,858	(4,510)	(197)	(1,586)	3,240	35,373	79,873	44,500
Industrial and commercial equipment	372	130	(120)		(6)	50	426	1,659	1,233
Other assets	318	82	(78)	(1)	(9)	16	328	1,382	1,054
Tangible assets in progress and advances	5,929	3,971		(18)	(364)	(3,218)	6,300	6,822	522
	45,013	6,138	(4,821)	(231)	(1,970)	183	44,312	93,455	49,143

Capital expenditures of euro 6,138 million (euro 6,558 million at December 31, 2005) primarily relate to the Exploration & Production segment (euro 3,678 million), the Gas & Power segment (euro 1,051 million), the Refining & Marketing segment (euro 632 million) and to the Engineering & Construction segment (euro 584 million). Capital expenditures include financial expenses for euro 116 million (euro 159 million at December 31, 2005) and are essentially related to the Exploration & Production segment (euro 70 million), the Gas & Power segment (euro 24 million) and the Refining & Marketing segment (euro 19 million). The interest rate used for the capitalization of financial expense was between 3.3% and 5.4% (2.2% and 6.1% at December 31, 2005).
The depreciation rates used are as follows:

(%)
Buildings	2	-	10
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	33

Exchange rate differences due to the translation of financial statements prepared in currencies other than the euro of euro 1,970 million relate to companies whose functional currency is the U.S. dollar (euro 1,913 million).
Impairments of euro 231 million concern primarily mineral assets of the Exploration & Production segment (euro 129 million) and petrochemical assets of the Petrochemical segment (euro 65 million) and of Syndial SpA (euro 22 million). The recoverable amount considered in determining the impairment was calculated by discounting the future cash flows using discount rates included between 7.6% and 11.2%.
Other changes of euro 183 million primarily concern the initial recognition and revision of the estimate of costs for dismantling and restoration of sites for euro 1,157 million essentially related to the Exploration & Production segment (euro 1,153 million).

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This increase was partially offset by the reclassification to "Other assets" of tangible assets related to the service contract governing mineral activities in the Dación area owned by the Venezuelan controlled branch Eni Dación BV for euro 629 million, the sale of tangible assets for euro 197 million, of which euro 158 million relating to mineral assets of the Exploration & Production segment and the change in scope of consolidation of euro 66 million essentially following the sale of Fiorentina Gas SpA (euro 157 million) and the acquisition of Siciliana Gas SpA (euro 91 million).
The gross carrying amount of fully depreciated property, plant and equipment that is still in use amount to euro 12,187 million and primarily concerns refineries and storage sites of the Refining & Marketing segment (euro 4,507 million), the gas transportation network of Snam Rete Gas SpA (euro 3,486 million), and petrochemical plants of the Petrochemical segment (euro 1,911 million) and Syndial SpA (euro 1,682 million).
At December 31, 2005, tangible assets were pledged for euro 54 million primarily as collateral on debt incurred by Eni (euro 475 million at December 31, 2005). The decrease of euro 421 million essentially concerns the extinguishment of guarantees given (euro 418 million).
Government grants recorded as decrease of property, plant and equipment amount to euro 1,067 million (euro 965 million at December 31, 2005).
Assets acquired under financial lease amount to euro 89 million and concern for euro 39 million FPSO ships used by the Exploration & Production segment as support for oil production and treatment activities and for euro 36 million a drilling platform of the Engineering & Construction segment.

Property, plant and equipment by segment

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Property, plant and equipment, gross:
- Exploration & Production	49,129	49,002
- Gas & Power	21,517	22,277
- Refining & Marketing	9,420	11,273
- Petrochemical	4,402	4,380
- Engineering & Construction	3,878	4,363
- Other activities	1,999	1,967
- Corporate and financial companies	453	321
- Elimination of intra-group profits	(88)	(128)
	90,710	93,455
Accumulated depreciation, amortization and writedowns:
- Exploration & Production	24,644	26,000
- Gas & Power	7,757	8,210
- Refining & Marketing	5,864	7,482
- Petrochemical	3,263	3,308
- Engineering & Construction	2,031	2,138
- Other activities	1,882	1,874
- Corporate and financial companies	260	145
- Elimination of intra-group profits	(4)	(14)
	45,697	49,143
Property, plant and equipment, net:
- Exploration & Production	24,485	23,002
- Gas & Power	13,760	14,067
- Refining & Marketing	3,556	3,791
- Petrochemical	1,139	1,072
- Engineering & Construction	1,847	2,225
- Other activities	117	93
- Corporate and financial companies	193	176
- Elimination of intra-group profits	(84)	(114)
	45,013	44,312

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8 Other assets
Other assets of euro 629 million concern the tangible assets related to the service contract governing mineral activities in the Dación area and owned by the Venezuelan controlled branch Eni Dación BV. Additional information is included in Note 25 - Guarantees, commitments and risks - Other commitments and risks.

9 Inventories - Compulsory stock
Inventories - compulsory stocks of euro 1,827 million (euro 2,194 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Crude oil and petroleum products	2,037	1,670
Natural gas	157	157
	2,194	1,827

Compulsory stocks, are primarily held by Italian companies (euro 2,057 and euro 1,688 million at December 31, 2005 and at December 31, 2006, respectively) and represent certain minimum quantities required by Italian law.

10 Intangible assets
Intangible assets of euro 3,753 million (euro 3,194 million at December 31, 2005) consist of the following:

(million euro)	Net value at the beginning of the year	Investments	Amortization	Other changes	Net value at the end of the year	Gross value at the end of the year	Provisions for amortization and writedowns

Dec. 31, 2005
Intangible assets with a definite life
- Costs for research of mineral resources	107	699	(683)	41	164	1,059	895
- Industrial patent rights and intellectual property rights	174	37	(122)	48	137	1,056	919
- Concessions, licenses, trademarks and similar items	816	31	(101)		746	2,205	1,459
- Intangible assets in progress and advances	59	74		(57)	76	81	5
- Other intangible assets	224	13	(30)	(50)	157	470	313
	1,380	854	(936)	(18)	1,280	4,871	3,591
Intangible assets with a indefinite life
- Goodwill	1,933	2		(21)	1,914
	3,313	856	(936)	(39)	3,194
Dec. 31, 2006
Intangible assets with a definite life
- Costs for research of mineral resources	164	1,337	(1,102)	10	409	1,290	881
- Industrial patent rights and intellectual property rights	137	31	(97)	41	112	1,113	1,001
- Concessions, licenses, trademarks and similar items	746	168	(110)	52	856	2,417	1,561
- Intangible assets in progress and advances	76	146		(71)	151	156	5
- Other intangible assets	157	13	(26)	(3)	141	457	316
	1,280	1,695	(1,335)	29	1,669	5,433	3,764
Intangible assets with a indefinite life
- Goodwill	1,914			170	2,084
	3,194	1,695	(1,335)	199	3,753

Costs for research of mineral resources for euro 409 million concern the purchase of mineral rights (euro 404 million). This item also includes exploration expenditures amortized in full in the period incurred for euro 1,028 million (euro 565 million at December 31, 2005).

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Concessions, licenses, trademarks and similar items for euro 856 million primarily concern the transport rights for natural gas imported from Algeria (euro 572 million) and concessions for mineral exploration (euro 223 million). Other intangible assets with a definite life of euro 141 million include royalties for the use of licenses by Polimeri Europa SpA (euro 81 million) and the estimated expenditures for social projects to be incurred following contractual commitments with the Basilicata Region related to mineral development programs in Val d’Agri (euro 26 million).
The depreciation rates used are as follows:

(%)
Costs for research and development	10	-	33
Industrial patent rights and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	7	-	33
Other intangible assets	4	-	25

The gross carrying amount of fully depreciated intangible assets still in use amount to euro 767 million.
Other changes of intangible assets with a definite life of euro 29 million include negative exchange rate differences due to the translation of financial statements prepared in currencies other than the euro of euro 28 million.
Goodwill for euro 2,084 million concerns essentially the Engineering & Construction segment (euro 828 million, of which euro 805 million relates to the purchase of Bouygues Offshore SA, now Saipem SA), the Gas & Power segment (euro 982 million, of which euro 757 million relates to the public offering of Italgas SpA shares in 2003), the Exploration & Production segment (euro 225 million, of which euro 220 million relates to the purchase of Lasmo Plc, now Eni Lasmo Plc) and the Refining & Marketing segment (euro 46 million).
In order to determine the recoverable amount, goodwill related to the acquisition of Bouygues Offshore SA and Italgas SpA has been allocated to the following cash generating units:

(million euro)	Dec. 31, 2006

Bouygues Offshore SA
Offshore constructions	403
Onshore constructions	165
LNG	159
MMO - Maintenance Modification and Operation	78
805
Italgas SpA
Domestic gas market	706
Foreign gas market	51
757

The recoverable amount of cash generating units is determined based on expected cash flows estimated using the market assumptions of Eni’s 2007-2010 Strategic Plan and discounted at rates included between 4.7% and 14.3%. For the years not included in the strategic market assumptions, Eni has used an incremental rate included between 0% and 2%. Key assumptions are based on past experience and take into account the current level of interest rates.
Other changes related to goodwill of euro 170 million concern the allocation to goodwill of the difference between the price paid by Snam Rete Gas SpA and Saipem SpA for the purchase of treasury shares and the corresponding portion of shareholders’ equity acquired following the increase of Eni’s interest (euro 171 million) and the change in scope of consolidation related to the acquisition of 50% of Siciliana Gas SpA (euro 23 million). Such increase was partially offset by the decrease in the impairment of goodwill allocated to Tigaz Zrt following its acquisition by Italgas SpA (euro 46 million). The impairment of goodwill allocated to Tigaz Zrt was made following the application of the new Hungarian tariff regime, in force from 2006, and was determined on the basis of the new estimate of future cash flows, discounted by using a rate of 6.3%.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11 Investments

Investments accounted for using the equity method
Investments accounted for using the equity method of euro 3,886 million (euro 3,890 million at December 31, 2005) consist of the following:

(million euro)	Value at the beginning of the year	Acquisitions and subscriptions	Gain from the valuation of investments accounted for using the equity method	Loss from the valuation of investments accounted for using the equity method	Deduction for dividends	Exchange rate differences	Other changes	Value at the end of the year

Dec. 31, 2005
Investments in unconsolidated subsidiaries	109	30	6	(2)	(3)	10	(4)	146
Investments in joint ventures	1,946	12	375	(27)	(202)	98	182	2,384
Investments in affiliates	1,101	6	389	(4)	(96)	34	(70)	1,360
	3,156	48	770	(33)	(301)	142	108	3,890
Dec. 31, 2006
Investments in unconsolidated subsidiaries	146	4	15	(8)	(8)	(6)	1	144
Investments in joint ventures	2,322	33	516	(26)	(302)	(79)	42	2,506
Investments in affiliates	1,422	1	356	(2)	(440)	(31)	(70)	1,236
	3,890	38	887	(36)	(750)	(116)	(27)	3,886

Acquisitions and subscriptions for euro 38 million concern mainly the subscriptions of capital increase of Enirepsa Gas Ltd (euro 23 million) and Saipem Triune Engineering Private Ltd (euro 8 million). Gains from the valuation of investments using the equity method of euro 887 million primarily relate to Galp Energia SGPS SA (euro 250 million), Unión Fenosa Gas SA (euro 181 million), EnBw Eni Verwaltungsgesellschaft mbH (euro 64 million), Blue Stream Pipeline Co BV (euro 44 million), Supermetanol CA (euro 43 million), United Gas Derivatives Co (euro 39 million), Trans Austria Gasleitung GmbH (euro 36 million), Lipardiz-Construção de Estruturas Maritimas Lda (euro 31 million) and Gaztransport et Technigaz SAS (euro 28 million).
Losses from the valuation of investments using the equity method of euro 36 million primarily relate to Enirepsa Ltd (euro 21 million). Deduction following the distribution of dividends of euro 750 million primarily relates to Galp Energia SGPS SA (euro 364 million), Unión Fenosa Gas SA (euro 128 million), Trans Austria Gasleitung GmbH (euro 43 million), United Gas Derivatives Co (euro 33 million) and Supermetanol CA (euro 32 million).
Other changes of euro 27 million concern the inclusion in consolidation of Siciliana Gas SpA following the acquisition of the remaining 50% interest from ESPI - Ente Siciliano per la Promozione Industriale (in liquidation) (euro 60 million) and, as an increase, the contribution of Fiorentina Gas SpA to Toscana Energia SpA (euro 67 million).

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The net carrying value of euro 3,886 million (euro 3,890 million at December 31, 2005) concerns the following companies:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Net value	Eni’s interest %	Net value	Eni’s interest %

Unconsolidated subsidiaries:
- Eni Btc Ltd	55	100.00	46	100.00
- Others (*)	91		98
	146		144
Joint ventures:
- Unión Fenosa Gas SA	459	50.00	503	50.00
- Blue Stream Pipeline Co BV	280	50.00	293	50.00
- EnBW - Eni Verwaltungsgesellschaft mbH	168	50.00	234	50.00
- Raffineria di Milazzo ScpA	172	50.00	171	50.00
- Azienda Energia e Servizi Torino SpA	165	49.00	165	49.00
- Eteria Parohis Aeriou Thessalonikis AE	152	49.00	157	49.00
- Toscana Energia SpA			111	48.72
- Super Octanos CA	113	49.00	97	49.00
- Lipardiz-Construção de Estruturas Maritimas Lda	66	50.00	97	50.00
- Supermetanol CA	88	34.51	90	34.51
- Trans Austria Gasleitung GmbH	88	89.00	81	89.00
- Haldor Topsøe AS	62	50.00	71	50.00
- Unimar Llc	84	50.00	70	50.00
- FPSO Mystras - Produção de Petroleo Lda	73	50.00	63	50.00
- Transmediterranean Pipeline Co Ltd	63	50.00	50	50.00
- Eteria Parohis Aeriou Thessalias AE	39	49.00	46	49.00
- Saibos Akogep Snc	38	70.00	38	70.00
- Transitgas AG	32	46.00	31	46.00
- CMS&A Wll	31	20.00	27	20.00
- Siciliana Gas SpA	60	50.00
- Toscana Gas SpA	55	46.10
- Others (*)	96		111
	2,384		2,506
Affiliates:
- Galp Energia SGPS SA	896	33.34	782	33.34
- United Gas Derivatives Co	128	33.33	117	33.33
- Fertilizantes Nitrogenados de Oriente CEC	92	20.00	88	20.00
- Acam Gas SpA	45	49.00	45	49.00
- Distribuidora de Gas del Centro SA	41	31.35	37	31.35
- Gaztransport et Technigaz SAS	20	30.00	29	30.00
- Others (*)	138		138
	1,360		1,236
	3,890		3,886

(*)	Each individual amount included herein does not exceed euro 25 million.

The net value of investments in unconsolidated subsidiaries, joint ventures and affiliates includes the differences between purchase price and Eni’s equity in investments of euro 576 million. Such differences relate to Unión Fenosa Gas SA (euro 195 million), EnBW Eni Verwaltungsgesellschaft mbH (euro 178 million), Galp Energia SGPS SA (euro 107 million) and Azienda Energia e Servizi Torino SpA (euro 69 million).
Provisions for losses related to investments accounted for using the equity method of euro 154 million, included in the provisions for contingencies, relate primarily to Polimeri Europa Elastomères France SA (euro 50 million), Charville - Consultores e Serviços Lda (euro 37 million), Industria Siciliana Acido Fosforico - ISAF (in liquidation) (euro 31 million) and Geopromtrans Llc (euro 19 million).

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other investments
Other investments of euro 360 million (euro 421 million at December 31, 2005) consist of the following:

(million euro)	Net value at the beginning of the year	Acquisition and subscriptions	Exchange rate differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Accumulated impairment charges

Dec. 31, 2005
Investments in unconsolidated subsidiaries	78	1		(38)	41	68	27
Investments in affiliates	107			(98)	9	9
Other investments	344	23	41	(37)	371	375	4
	529	24	41	(173)	421	452	31
Dec. 31, 2006
Investments in unconsolidated subsidiaries	41			(20)	21	49	28
Investments in affiliates	9				9	10	1
Other investments	371	4	(31)	(14)	330	332	2
	421	4	(31)	(34)	360	391	31

Investments in unconsolidated subsidiaries and affiliates are valued at cost net of impairment losses. Other investments are essentially valued at cost adjusted for impairment losses, due to the fact that the fair value cannot be reliably determined.
The net carrying amount of Other investments of euro 360 million (euro 421 million at December 31, 2005) concerns the following companies:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Net value	Eni’s interest %	Net value	Eni’s interest %

Unconsolidated subsidiaries (*)	41		21
Affiliates	9		9
Other investments:
- Darwin LNG Pty Ltd	126	12.04	108	12.04
- Nigeria LNG Ltd	100	10.40	90	10.40
- Ceska Rafinerska AS	35	16.33	31	16.33
- Others (*)	110		101
	371		330
	421		360

(*)	Each individual amount included herein does not exceed euro 25 million.

Provisions for losses related to Other investments of euro 30 million, included in the provisions for contingencies, relate primarily to Caspian Pipeline Consortium R - Closed Joint Stock Co (euro 27 million).

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other information about investments
The following are the amounts, according to Eni’s interest, from the last available Financial Statements of unconsolidated subsidiaries, joint ventures and affiliates:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Unconsolidated subsidiaries	Joint Ventures	Affiliates	Unconsolidated subsidiaries	Joint Ventures	Affiliates

Total assets	1,404	7,423	2,763	1,315	7,906	2,998
Total liabilities	1,263	5,161	1,295	1,182	5,466	1,753
Net sales from operations	63	4,617	1,560	71	5,536	4,905
Operating profit	(1)	609	176	(1)	790	454
Net profit	(2)	328	371	3	465	351

Total assets and total liabilities relating to unconsolidated companies of euro 1,315 and euro 1,182 million (euro 1,404 and euro 1,263 million at December 31, 2005) concern for euro 900 and euro 900 million (euro 1,004 and euro 1,004 million at December 31, 2005) companies for which consolidation does not produce significant effects.

12 Other financial assets
Other financial receivables of euro 805 million (euro 1,050 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Financial receivables
- for operating purposes	754	532
- for non-operating purposes	247	252
	1,001	784
Securities
- for operating purposes	21	21
- for non-operating purposes	28
	49	21
	1,050	805

Financial receivables are presented net of the allowance for impairment losses of euro 24 million (euro 25 million at December 31, 2005).
Operating financial receivables of euro 532 million (euro 754 million at December 31, 2005) primarily concern loans made by the Exploration & Production segment (euro 372 million) and Gas & Power segment (euro 81 million). The decrease of euro 222 million concerns exchange rate differences due to the translation of financial statements prepared in currencies other than the euro for euro 61 million. Non-operating financial receivables of euro 252 million (euro 247 million at December 31, 2005) concern a fixed deposit of euro 246 million held by Eni Lasmo Plc as a guarantee of a debt issue (euro 241 million at December 31, 2005).
Receivables in currency other than the euro amount to euro 693 million (euro 845 million at December 31, 2005).
Receivables due beyond five years amount to euro 396 million (euro 625 million at December 31, 2005).
Securities for euro 21 million (euro 49 million at December 31, 2005) are considered held-to-maturity investments and concern securities issued by the Italian Government (euro 22 million at December 31, 2005).
Securities have a maturity within five years.
The fair value evaluation of other financial assets did not have any significant effect.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13 Deferred tax assets
Deferred tax assets of euro 1,725 million (euro 1,861 million at December 31, 2005) are presented net of deferred tax liabilities for which Eni possesses the legal right of offset for euro 4,028 million (euro 3,347 million at December 31, 2005).

(million euro)	Value at Dec. 31, 2005	Additions	Deductions	Exchange rate differences	Other changes	Value at Dec. 31, 2006

1,861	1,299	(1,036)	(169)	(230)	1,725

Other changes of euro 230 million primarily concern the offset, for each company, of deferred tax assets with deferred tax liabilities (euro 318 million).
Deferred tax assets are described in Note 22 - Deferred tax liabilities.

14 Other non-current receivables
Other non-current receivables of euro 994 million (euro 995 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Tax receivables from:
- Italian tax authorities
. income tax credits	508	501
. interest on tax credits	309	322
. value added tax (VAT)	37	37
. other	7	13
	861	873
- foreign tax authorities	44	30
	905	903
Other receivables:
- in relation to disposals	39	2
- others	40	83
	79	85
Other non-current receivables	11	6
	995	994

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Current liabilities

15 Current financial liabilities
Current financial liabilities of euro 3,400 million (euro 4,612 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Banks	3,894	3,178
Financial liabilities represented by commercial papers	60
Other financing institutions	658	222
	4,612	3,400

The decrease in current financial liabilities of euro 1,212 million is primarily due to the balance of repayments and new assumptions of liabilities (euro 802 million) and to exchange rate differences related to the translation of financial statements prepared in currencies other than the euro (euro 473 million).
Current financial liabilities by currency are denominated as follows:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Euro	4,029	3,119
US Dollar	323	161
Other currencies	260	120
	4,612	3,400

In fiscal year 2006, the weighted average interest rate of short term debts amounts to 3.9% (2.8% in fiscal year 2005).
At December 31, 2006 Eni has unused committed and uncommitted borrowing facilities amounting respectively to euro 5,896 million and euro 6,523 million, respectively (euro 5,855 million and euro 4,783 million at December 31, 2005). Interest rates of these contracts reflect market conditions and the charges for non-use are not material.

16 Trade and other payables
Trade and other payables of euro 15,995 million (euro 13,095 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Trade payables	8,170	10,528
Advances	1,184	1,362
Other payables:
- in relation to investments	698	1,166
- others	3,043	2,939
	3,741	4,105
	13,095	15,995

Trade payables of euro 10,528 million increased by euro 2,358 million. Such increase primarily concerns the Exploration & Production segment (euro 1,353 million), Engineering & Construction segment (euro 424 million), Refining & Marketing segment (euro 262 million) and Gas & Power segment (euro 194 million) and includes exchange rate differences related to the translation of financial statements prepared in currencies other than the euro for euro 181 million.
Advances of euro 1,362 million (euro 1,184 million at December 31, 2005) concern payments received in excess of the value of the work in progress performed for euro 884 million (euro 550 million at December 31, 2005), advances on contract work in progress for euro 197 million (euro 309 million at December 31, 2005) and other advances for euro 281 million (euro 325 million at December 31, 2005). Advances on contract work in progress concern the Engineering & Construction segment.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other payables of euro 4,105 million (euro 3,741 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Payables due to:
- joint venture operators in exploration and production activities	1,264	1,146
- suppliers in relation to investments	951	923
- social security entities	229	339
- employees	314	336
- non-financial governmental entities	313	274
	3,071	3,018
Cautionary deposit	6	2
Other payables	664	1,085
	3,741	4,105

Payables with related parties are described in Note 33 - Transactions with related parties.

17 Taxes payable
Taxes payable of euro 2,830 million (euro 3,430 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Income taxes payable	1,742	1,640
Customs and excise duties	896	683
Other	792	507
	3,430	2,830

Taxes payable of euro 1,640 million (euro 1,742 million at December 31, 2005) concern Italian companies for euro 158 million and foreign companies for euro 1,482 million (euro 234 million and euro 1,508 million at December 31, 2005, respectively). The decrease of euro 102 million includes exchange rate differences related to the translation of financial statements prepared in currencies other than the euro (euro 70 million).

18 Other current liabilities
Other current liabilities of euro 634 million (euro 613 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Fair value of non-hedging derivatives	378	395
Fair value of cash flow hedge derivatives	5	40
Other liabilities	230	199
	613	634

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of non-hedging derivative contracts of euro 395 million (euro 378 million at December 31, 2005) consists of the following:

Dec. 31, 2005	Dec. 31, 2006

(million euro)	Fair Value	Commitments	Fair Value	Commitments

Non-hedging derivatives on exchange rates
Currency Swap	139	6,370	11	1,291
Interest Currency Swap	73	2,316	19	257
Other	2	57	2	70
	214	8,743	32	1,618
Non-hedging derivatives on interest rates
Interest Rate Swap	101	5,145	30	2,122
	101	5,145	30	2,122
Non-hedging derivatives on commodities
Over the counter	21	323	52	635
Other	42	94	281	930
	63	417	333	1,565
	378	14,305	395	5,305

Fair value of cash flow hedge derivatives of euro 40 million concerns commitments for euro 529 million related to future sales of crude oil by the Exploration & Production segment. Cash flow hedge derivatives on exchange rate at December 31, 2005 were closed in 2006 with the effects charged to the profit and loss account.
Information concerning the hedged risks and the hedging policies is shown in Note 25 - Guarantees, commitments and risks - Risk management.

Non-current liabilities

19 Long term debt and current portion of long term debt
Long term debt and the current portion of long term debt, including the related expiration dates, are as follows:

(million euro)	December 31	Long-term maturity

Type of debt instrument	Maturity range	2005	2006	Current maturity 2007	2008	2009	2010	2011	After	Total

Banks:
- ordinary loans	2007-2019	2,174	2,298	127	310	448	348	88	977	2,171
- interest rate assigned loans	2007-2013	45	13	4	3	2	2	1	1	9
- other financing	2006	3
		2,222	2,311	131	313	450	350	89	978	2,180
Ordinary bonds	2007-2027	5,339	5,097	685	475	127	946	179	2,685	4,412
Other financing institutions	2007-2019	825	891	74	403	26	29	129	230	817
		8,386	8,299	890	1,191	603	1,325	397	3,893	7,409

Long term debt including the current portion of long-term debt of euro 8,299 million (euro 8,386 million at December 31, 2005) decreased by euro 87 million. Such decrease is primarily due to the balance of payments and new subscriptions of liabilities of euro 7 million and to the effect of exchange rate differences on the translation of financial statements prepared in currencies other than the euro and exchange rate differences on the alignment to the year end exchange rate of debts denominated in currencies other than the functional currency for a total of euro 124 million.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Liabilities towards other financing institutions of euro 891 million included euro 56 million of finance lease transactions. The residual debt, represented by the sum of discounted future lease payments applying the effective interest rate, interests and the total of future lease payments, including the related expiration dates, are as follows:

Maturity range

(million euro)	Within 12 months	Between one and five years	After five years	Total

Residual debt	14	33	9	56
Interests	7	11	7	25
Undiscounted value of future lease payments	21	44	16	81

Eni entered into financing arrangements with the European Investment Bank, relating to a bank debt that requires it to maintain certain financial ratios generally based on Eni’s Consolidated Financial Statements or of a rating not inferior to A- (S&P) and A3 (Moodys). At December 31, 2005 and December 31, 2006, the amount of short and long term debt subject to restrictive covenants was euro 1,258 million and euro 1,131 million, respectively. In addition, Saipem SpA entered into financing arrangements with banks for euro 75 million (euro 275 million at December 31, 2005), that require it to maintain certain financial ratios generally based on Saipem’s Consolidated Financial Statements. Eni and Saipem are in compliance with the covenants contained in these financing arrangements.
Bonds for euro 5,097 million concern bonds issued within the Euro Medium Term Notes Program for a total of euro 4,424 million and other bonds for a total of euro 673 million.
Bonds as of at December 31, 2006, including the issuing entity, the expiration dates and interest rates, by currency, are as follows:

Amount	Discount on bond issue and accrued expense	Total	Value	Maturity	% rate

(million euro)	from	to	from	to

Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	42	1,542	Euro		2013		4.625
- Eni Coordination Center SA	1,027	19	1,046	British pound	2007	2019	4.875	5.250
- Eni Coordination Center SA	520	5	525	Euro	2007	2015		variable
- Eni SpA	500	16	516	Euro		2010		6.125
- Eni Coordination Center SA	277	5	282	Euro	2008	2024	2.876	5.050
- Eni Coordination Center SA	193	4	197	U.S. dollar	2013	2015	4.450	4.800
- Eni Coordination Center SA	167		167	Japanese yen	2008	2021	0.810	2.320
- Eni Coordination Center SA	103		103	U.S. dollar	2007	2013		variable
- Eni Coordination Center SA	32		32	Swiss franc		2010		2.043
- Eni Coordination Center SA	14		14	Swiss franc		2007		variable
	4,333	91	4,424
Other bonds:
- Eni USA Inc	304	3	307	U.S. dollar		2027		7.300
- Eni Lasmo Plc (*)	224	(11)	213	British pound		2009		10.375
- Eni USA Inc	152	1	153	U.S. dollar		2007		6.750
	680	(7)	673
	5,013	84	5,097

(*)	The bond is guaranteed by a fixed deposit recorded under non-current financial assets (euro 246 million).

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Bonds due within 18 months amount to euro 787 million and concern Eni Coordination Center SA (euro 634 million) and Eni USA Inc (euro 153 million). In 2006, Eni issued bonds for euro 219 million through Eni Coordination Center SA.
Long-term debt and the current portion of long term debt, including the weighted average interest rates, by currency, are as follows:

Dec. 31, 2005 (million euro)	Average rate (%)	Dec. 31, 2006 (million euro)	Average rate (%)

Euro	5,344	3.6	5,566	4.0
U.S. dollar	1,709	7.0	1,261	7.8
British pound	1,082	5.3	1,259	5.9
Japanese yen	153	1.4	167	1.4
Swiss franc	98	2.6	46	2.0
	8,386		8,299

At December 31, 2006 Eni has unused committed long term borrowing facilities amounting to euro 520 million (euro 1,070 million at December 31, 2005). Interest rates on these contracts are at market conditions and the charges for non-use are not material.
Fair value of long-term debt, including the current portion of long term debt, amounts to euro 8,415 million (euro 8,732 million at December 31, 2005) and consists of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Ordinary Bonds	5,633	5,239
Banks	2,222	2,311
Other financing institutions	877	865
	8,732	8,415

The fair value was calculated by discounting the future cash flows using rates between 3.6% and 5.6% (2.8% and 5.0% at December 31, 2005). Financial liabilities for euro 231 million are guaranteed by mortgages and liens on tangible assets of consolidated companies and by pledges on securities and fixed deposits (euro 251 million at December 31, 2005).
Net borrowings, as defined in the "Financial Review" in the "Report of the Directors", consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Current	Non-current	Total	Current	Non-current	Total

A. Cash	1,211		1,211	3,745		3,745
B. Cash equivalent	122		122	240		240
C. Available for sale securities and held-to-maturity securities	903	28	931	552		552
D. Liquidity (A+B+C)	2,236	28	2,264	4,537		4,537
E. Financial Receivables	12	247	259	143	252	395
F. Short-term financial liabilities towards banks	3,894		3,894	3,178		3,178
G. Long-term financial liabilities towards banks	296	1,926	2,222	131	2,180	2,311
H. Bonds	391	4,948	5,339	685	4,412	5,097
I. Short-term financial liabilities towards related parties	222		222	92		92
L. Long-term financial liabilities towards related parties		18	18		16	16
M. Other short-term financial liabilities	496		496	130		130
N. Other long-term financial liabilities	46	761	807	74	801	875
O. Total borrowings (F+G+H+I+L+M+N)	5,345	7,653	12,998	4,290	7,409	11,699
P. Net borrowings (O-D-E)	3,097	7,378	10,475	(390)	7,157	6,767

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Available for sale securities and held-to-maturity securities of euro 552 million (euro 931 million at December 31, 2005) are made for non-operating purposes. The item does not include available for sale securities and held-to-maturity securities made for operating purposes of euro 441 million (euro 486 million at December 31, 2005) and primarily concern securities for covering technical reserves of Padana Assicurazioni SpA for euro 417 million (euro 453 million at December 31, 2005).
Financial receivables of euro 395 million (euro 259 million at December 31, 2005) are made for non-operating purposes. The item does not include financial receivables made for operating purposes of euro 246 million (euro 480 million at December 31, 2005), of which euro 241 million (euro 475 million at December 31, 2005) given to consolidated subsidiaries, joint ventures and affiliates primarily for the completion of industrial plans. Non current financial receivables of euro 252 million (euro 247 million at December 31, 2005) concern for euro 246 million a fixed deposit held by Eni Lasmo Plc as a guarantee on a debt issue (euro 241 million at December 31, 2005).

20 Provisions for contingencies
Provisions for contingencies of euro 8,614 million (euro 7,679 million at December 31, 2005) consist of the following:

(million euro)	Value at Dec. 31, 2005	Additions	Deductions	Other changes	Value at Dec. 31, 2006

Provisions for site restoration and abandonment	2,648	1,345	(188)	(81)	3,724
Provisions for environmental risks	2,103	272	(430)	(40)	1,905
Provisions for contract penalties and disputes	534	174	(62)	8	654
Loss adjustments and actuarial provisions for Eni’s insurance companies	707	8	(127)	(23)	565
Provisions for taxes	309	48	(98)	(38)	221
Provisions for losses related to investments	85	65	(9)	43	184
Provisions for revision of selling prices	321	104	(253)		172
Provisions for restructuring or decommissioning	195	35	(73)		157
Provisions for OIL insurance	127		(19)		108
Provisions for onerous contracts	80	55	(35)		100
Provisions for promotions and gifts	52	44	(46)		50
Other (*)	518	518	(177)	(85)	774
	7,679	2,668	(1,517)	(216)	8,614

(*)	Each individual amount included herein does not exceed euro 50 million.

Provisions for site restoration and abandonment of euro 3,724 million represent primarily the estimated costs for well-plugging, abandonment and site restoration (euro 3,664 million). The increase of euro 1,345 million includes amounts recorded on initial recognition and changes to the estimates of dismantling and restoration of sites recognized as a balancing entry to the asset to which they refer (euro 1,240 million) and financial expense due to the passage of time charged to the profit and loss account (euro 105 million). The discount rates used range between 4.0% and 5.9%. Other changes of euro 81 million include exchange rate differences on the translation of financial statements prepared in currencies other than the euro for euro 102 million.
Provisions for environmental risks of euro 1,905 million represent, primarily, the estimated costs of remediation in accordance with existing laws and regulations, of active production facilities for Syndial SpA (euro 1,295 million), the Refining & Marketing segment (euro 346 million), the Corporate and financial companies segment, relating to guarantees issued in relation to properties sold (euro 117 million) and the Gas & Power segment (euro 78 million). Provisions in 2006 of euro 272 million primarily related to Syndial SpA (euro 125 million) and the Refining & Marketing segment (euro 79 million) and include additions due to the passage of time for euro 8 million. Deductions of euro 430 million primarily concern Syndial SpA (euro 225 million) and the Refining & Marketing segment (euro 146 million) and include deductions not corresponding to cash expenditures for euro 16 million.
Provisions for contract penalties and disputes of euro 654 million primarily include charges expected on contract penalties and general disputes. These provisions are stated on the basis of Eni’s best estimate of the expected probable liability. Provisions in 2006 for euro 174 million primarily related to Syndial SpA (euro 80 million) and the Gas & Power segment (euro 63 million). Deductions of euro 62 million include deductions not corresponding to cash expenditures for euro 25 million.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Loss adjustments and actuarial provisions for Eni’s insurance companies of euro 565 million represent the liabilities accrued for claims on insurance policies underwritten by Padana Assicurazioni SpA. Deductions of euro 127 million concern deductions not corresponding to cash expenditures as regards to the reported accidents.
Provisions for taxes of euro 221 million primarily include charges for unsettled tax claims related to uncertain applications of the tax regulation for foreign companies of the Exploration & Production segment (euro 176 million). The decrease of euro 98 million concerns deductions not corresponding to cash expenditures for euro 32 million. Other changes of euro 38 million include the exchange rate differences on the translation of financial statements prepared in currencies other than the euro for euro 25 million.
Provisions for losses on investments of euro 184 million represent losses incurred to date in excess of the carrying value of investments (see Note 11 - Investments).
Provisions for the revision of selling prices of euro 172 million primarily concern the provision for the estimated adverse impact of the application of Resolution No. 248/2004 of the Italian Authority for Electricity and Gas affecting the parameters for upgrading the raw material component in price formulas for end users (euro 139 million). Deductions of euro 253 million concern deductions not corresponding to cash expenditures for euro 141 million primarily related to the adoption of the new tariffs’ regime introduced by Resolution No.134/2006 of the Italian Authority for Electricity and Gas (euro 139 million).
Provisions for restructuring or decommissioning of production facilities of euro 157 million mainly represent the estimated costs related to divestments and facilities shutdown in the Refining & Marketing segment (euro 124 million). Deductions of euro 73 million concern deductions not corresponding to cash expenditures for euro 17 million.
Provisions for OIL insurance of euro 108 million include the provisions related to the increase in charges to be paid within the next 5 years, due by Eni for its participation in the mutual insurance of Oil Insurance Ltd, following the increased number of accidents that occurred in 2004 and 2005.
Provisions for onerous contracts of euro 100 million essentially concern Syndial SpA and relate to contracts for which the termination or execution costs exceed the benefits arising from that contract.
Provisions for promotions and gifts of euro 50 million concern the provisions of the Refining & Marketing segment in relation to promotions directed towards the attainment of an increase on sales volumes on the Agip branded network and intended for service station managers, for truckers and motorists that perform the fuel fill-up at the "Isole Fai da Te".
Deductions of the other provisions for euro 177 million include deductions not corresponding to cash expenditures for euro 85 million, of wich euro 20 million concern provisions for long term construction contracts.

21 Provisions for employee benefits
Provisions for employee benefits of euro 1,071 million (euro 1,031 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

TFR	577	608
Pensions plans	318	268
Supplementary medical reserve for Eni managers (FISDE)	99	100
Other benefits	37	95
	1,031	1,071

Provisions for indemnities upon termination of employment essentially concern the provisions accrued by Italian companies for employee termination indemnities ("TFR"), regulated by Article 2120 of the Italian Civil Code. The indemnity is paid out as capital and is determined by the total of the provisions set aside, calculated in consideration of the employee’s compensation during the service period, and revalued until retirement. Provisions to TFR, considered for the determination of liabilities and costs, are net of the amounts paid to pension funds.
Effective from January 1, 2007 the Budget Law for 2007 and related decrees introduce material changes to the TFR regulation; these changes include the possibility for employees to choose the allocation of their TFR entitlement between a pension fund or having it remain in the company (in which case the company will transfer the future TFR obligation to INPS, the Italian state social security entity). At present there are uncertainties in interpretation regarding the recent changes in regulations. Furthermore, there is additional uncertainty arising from the revised regulations in respect to actuarial calculations on already accrued TFR provisions since it is currently not possible to predict employees’ choices regarding their allocation of the TFR entitlement (employees’ choice shall be made before June 30, 2007). Given this level of uncertainty, there has been no change made, which may result from the new regulations, to the amount of the TFR obligation recorded as at December 31, 2006.
Pension funds concern defined benefit plans of foreign companies located, primarily, in the United Kingdom, Nigeria and Germany. Benefits consist of a return on capital determined on the basis of the length of service and the compensation paid in the last year of service or an average annual compensation paid in a determined period preceding the retirement.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The supplementary medical reserve for Eni managers (FISDE) is calculated on the basis of the contributions paid by the company for retired managers.
Other benefits primarily concern Jubilee awards and the deferred monetary incentive plan. Jubilee awards are benefits due following the attainment of a minimum period of service and, for the Italian companies, consist of an in-kind remuneration. Deferred monetary incentive plan reflects the estimate of the variable compensation dependent on the Company’s performance that will be paid in 2009 to Eni managers who reach individual defined objectives.
The value of employee benefits, estimated by applying actuarial techniques, consists of the following:

Foreign pension plans

(million euro)	TFR	Gross liability	Plan asset	FISDE	Other benefits	Total

2005
Current value of benefit liabilities and plan assets at beginning of year	577	576	(257)	106	32	1,034
Current cost	59	18		2	3	82
Interest cost	25	30		5	1	61
Expected return on plan assets			(16)			(16)
Employees contributions		1	(46)			(45)
Actuarial gains/losses	47	66	(24)	(11)	5	83
Benefits paid	(49)	(19)	11	(6)	(4)	(67)
Amendments		3				3
Curtailments or settlements	(6)	(5)				(11)
Exchange rate differences and other changes		87	(27)			60
Current value of benefit liabilities and plan assets at end of year	653	757	(359)	96	37	1,184
2006
Current value of benefit liabilities and plan assets at beginning of year	653	757	(359)	96	37	1,184
Current cost	99	18		2	48	167
Interest cost	22	28		3	6	59
Expected return on plan assets			(24)			(24)
Employees contributions		(3)	(88)			(91)
Actuarial gains/losses	(67)	(2)	(3)	(5)	6	(71)
Benefits paid	(94)	(16)	12	(5)	(2)	(105)
Amendments		2				2
Curtailments and settlements		(7)	6			(1)
Exchange rate differences and other changes	1	(6)	16			11
Current value of benefit liabilities and plan assets at end of year	614	771	(440)	91	95	1,131

Gross liability for employee benefits of foreign pension plans of euro 771 million (euro 757 million at December 31, 2005) includes liabilities of joint ventures operating in exploration and production activities for euro 130 million and euro 112 million at December 31, 2005 and 2006, respectively; a receivable was recorded against such liability.
Funds for other benefits of euro 95 million (euro 37 million at December 31, 2005) concern primarily Jubilee awards for euro 44 million (euro 29 million at December 31, 2005) and the deferred monetary incentive plan for euro 37 million.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Changes in plan assets and benefit obligations related to provisions for employee benefits consist of the following:

TFR	Foreign pension plans	FISDE	Other benefits

(million euro)	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006

Current value of benefit obligations with plan assets at end of year			757	771
Current value of plan assets			(359)	(440)
Net current value of benefit obligations with plan assets			398	331
Current value of benefit obligations without plan assets at end of year	653	614			96	91	37	95
Actuarial gains/losses not recognized	(76)	(6)	(71)	(63)	3	9
Past service cost not recognized			(9)
Net liabilities recognized in provisions for employee benefits	577	608	318	268	99	100	37	95

Costs for employee benefits recognized in the income statement consist of the following:

(million euro)	TFR	Foreign pension plans	FISDE	Other benefits	Total

2005
Current cost	59	18	2	3	82
Interest cost	25	30	5	1	61
Expected return on plan assets		(16)			(16)
Amortization of actuarial gains/losses				6	6
Effect of curtailments and settlements	(6)	(5)			(11)
Other costs		3		1	4
	78	30	7	11	126
2006
Current cost	99	18	2	48	167
Interest cost	22	28	3	6	59
Expected return on plan assets		(24)			(24)
Amortization of actuarial gains/losses	2	21		5	28
Effect of curtailments and settlements		(1)			(1)
Other costs	1				1
	124	42	5	59	230

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The main actuarial assumptions used in the evalution of benefit obligations at year end in the estimate of costs for employee benefits expected for 2007 consist of the following:

(%)	TFR	Foreign pension plans	FISDE	Other benefits

2005
Discount rate	4.0	4.5-7.3	4.3	4.5-4.7
Expected return rate on plan assets		7.2
Rate of compensation increase	2.7-4.5	3.0-5.8		3.5
Rate of price inflation	2.0	2.0-4.9	2.0	2.3-2.4
2006
Discount rate	4.3	3.0-13.0	4.5	4.0-4.3
Expected return rate on plan assets		3.5-13.0
Rate of compensation increase	2.7-4.0	2.0-12.0		2.7-4.5
Rate of price inflation	2.0	1.0-10.0	2.0	2.0-2.5

With regards to Italian plans, demographic tables prepared by Ragioneria Generale dello Stato (RG48) were used. The expected return rate of plan assets has been determined with reference to the ratings expressed in regulated markets.

Foreign plan assets consist of the following:

(%)	Plan assets	Expected return
Dec. 31, 2006
Securities	18.6	5.4-7.6
Bonds	60.3	2.6-9.4
Real estate	0.9	5-13
Other	20.2	2-13
Total	100.0

The effective return of plan assets amounts to euro 27 million (euro 40 million at December 31, 2005).
With reference to medical plans, the effects deriving from a 1% change in the actuarial assumptions of the costs concerning medical consist of the following:

(million euro)	1% Increase	1% Decrease

Impact on the current costs and interest costs	6	4
Impact on net benefit obligation	103	83

The amount of the contributions expected to be paid to the defined contribution plans for 2007 amounts to euro 68 million.
The analysis of the changes in net actuarial liabilities for the previous fiscal year deriving from the non-correspondence of the actuarial assumptions adopted in the previous fiscal year with the effective values recorded at the closing of the current fiscal year consists of the following:

(million euro)	TFR	Foreign pension plans	FISDE	Other benefits

2005
Impact on net benefit obligation	47	59	(11)
Impact on plan assets		24
2006
Impact on net benefit obligation	(19)	13	(4)	4
Impact on plan assets		3

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22 Deferred tax liabilities
Deferred tax liabilities of euro 5,852 million (euro 4,890 million at December 31, 2005) are net of deferred tax assets for which Eni possesses the legal right of offset.

(million euro)	Value at Dec. 31, 2005	Additions	Deductions	Exchange rate differences	Other changes	Value at Dec. 31, 2006

4,890	2,231	(676)	(379)	(214)	5,852

Other changes of euro 214 million include the set-off, for each company, of deferred tax assets and deferred tax liabilities for euro 318 million.
Deferred tax liabilities consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Deferred income taxes	8,237	9,880
Deferred income taxes available for offset	(3,347)	(4,028)
	4,890	5,852
Deferred income taxes not available for offset	(1,861)	(1,725)
Net deferred tax liabilities	3,029	4,127

The most significant temporary differences giving rise to net deferred tax liabilities are the following:

(million euro)	Value at Dec. 31, 2005	Additions	Deductions	Exchange rate differences	Other changes	Value at Dec. 31, 2006

Deferred tax liabilities:
- accelerated tax depreciation	5,855	1,412	(414)	(330)	328	6,851
- application of the weighted average cost method in evaluation of inventories	649	28	(108)		80	649
- site restoration and abandonment (tangible and intagible assets)	349	130	(36)	(18)	258	683
- capitalized interest expense	245	2	(20)		5	232
- other	1,139	659	(98)	(40)	(195)	1,465
	8,237	2,231	(676)	(388)	476	9,880
Deferred tax assets:
- assets revaluation as per Law No. 342/2000 and No. 448/2001	(1,096)		78		1	(1,017)
- site restoration and abandonment (provisions for contingencies)	(1,038)	(190)	38	41	(347)	(1,496)
- depreciation and amortization	(868)	(125)	201	85	(37)	(744)
- accruals for impairment losses and provisions for contingencies	(839)	(329)	244	1	(77)	(1,000)
- tax loss carry forwards	(160)	(10)	96	10	(19)	(83)
- other	(1,207)	(645)	379	35	25	(1,413)
	(5,208)	(1,299)	1,036	172	(454)	(5,753)
Net deferred tax liabilities	3,029	932	360	(216)	22	4,127

Deferred tax assets are recognized to the extent that expected future fiscal profits are considered sufficient for the utilization of these assets.
Under Italian fiscal laws, tax losses can be carried forward in the five subsequent periods, excepting losses suffered in the first three periods of life of the company that they can be carried forward without limit. Tax losses of foreign companies can be carried forward on average for more than five periods and for a considerable part they can be carried forward without limit. Tax recovery corresponds to a tax rate of 33% for Italian companies and to an average tax rate of 29.8% for foreign companies.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Tax losses amount to euro 1,579 million and may be used within the following periods:

(million euro)	Italian companies	Foreign companies

2007	4	17
2008	14	19
2009	13	13
2010		15
2011		37
after 2011		53
without limit	13	1,381
	44	1,535

Tax losses for which utilization is expected amount to euro 278 million and essentially concern foreign companies (euro 252 million); the related deferred tax assets amount to euro 83 million and concern for euro 75 million foreign companies. No deferred tax liabilities have been recognized in relation to the reserves of consolidated subsidiaries because such reserves are not expected to be distributed (euro 160 million).

23 Other non-current liabilities
Other non-current liabilities of euro 418 million (euro 897 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Payables related to capital expenditures	597	26
Other payables	170	207
Other liabilities	130	185
	897	418

24 Shareholders’ equity

Minority interest
Minority interest in net profit and shareholders’ equity relate to the following consolidated subsidiaries:

(million euro)	Net profit	Shareholders’ equity

2005	2006	Dec. 31, 2005	Dec. 31, 2006

Snam Rete Gas SpA	321	287	1,158	1,004
Saipem SpA	115	303	915	879
Tigáz Tiszántúli Gázszolgáltató Részvénytársaság	6		82	79
Others	17	16	194	208
	459	606	2,349	2,170

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Eni shareholders’ equity

(million euro)	Value at Dec. 31, 2005	Value at Dec. 31, 2006

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	5,345	7,262
Treasury shares	(4,216)	(5,374)
Cumulative translation adjustment reserve	941	(398)
Other reserves	5,351	400
Retained earnings	17,381	25,168
Net profit for the period	8,788	9,217
Interim dividend	(1,686)	(2,210)
	36,868	39,029

Share capital
At December 31, 2006 Eni SpA had 4,005,358,876 shares (nominal value euro 1 each) fully paid (the same amount as of December 31, 2005).
On May 25, 2006 Eni’s Shareholders Meeting decided a dividend distribution of euro 0.65 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2005 dividend of euro 0.45 per share. The balance was made available for payment on June 22, 2006 and the ex-dividend date was June 19, 2006.

Legal reserve
The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code.

Cumulative translation exchange differences reserve
The cumulative translation adjustment reserve represents exchange differences due to the translation of financial statements prepared in currencies other than the euro.

Reserve for treasury shares
The reserve for treasury shares represents the reserve destined to purchase shares in accordance with the decisions of Eni’s Shareholders’ Meetings. The amount of euro 7,262 million (euro 5,345 million at December 31, 2005) includes treasury shares purchased. The increase of euro 1,917 million primarily concerns the reclassification of euro 2,000 million following Eni’s Shareholders Meeting decision of May 25, 2006 and, as a decrease, the sale and grant of treasury shares to Group managers following stock option and stock grant plans for euro 85 million.

Treasury shares purchased
Treasury shares purchased amount to euro 5,374 million (euro 4,216 million at December 31, 2005) and consist of 324,959,866 ordinary shares at a nominal value of euro 1 owned by Eni SpA (278,013,975 ordinary shares at a nominal value of euro 1 euro at December 31, 2005). Treasury shares of euro 839 million (euro 237 million at December 31, 2005), are represented by 40,114,000 shares (17,428,300 shares at December 31, 2005) and are destined to the 2002-2005 and 2006-2008 stock option plans (38,240,400 shares) and the 2003-2005 stock grant plan (1,873,600 shares).

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The increase of 22,685,700 shares consists of the following:

Stock option	Stock grant	Total

Number of shares at December 31, 2005	14,004,500	3,423,800	17,428,300
- rights granted for 2006-2008 stock option plan	30,000,000		30,000,000
- rights not granted for 2003-2005 stock grant plans and 2002-2005 stock option plan	(624,900)	(296,600)	(921,500)
- rights exercised	(4,943,200)	(1,236,400)	(6,179,600)
- rights cancelled	(196,000)	(17,200)	(213,200)
Number of shares at December 31, 2006	38,240,400	1,873,600	40,114,000

At December 31, 2006, options and grants outstanding were 15,290,400 shares and 1,873,600 shares, respectively. Options refer to the 2002 stock plan for 238,000 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 779,900 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 3,108,500 shares with an exercise price of euro 16.576 euro per share, to the 2005 stock plan for 4,184,000 shares with an exercise price of euro 22.512 per share and to the 2006 stock plan for 6,980,000 shares with an weighted average exercise price of euro 23.119 per share.

Information about commitments related to stock grant and stock option plans is included in Note 27 - Operating expenses.

Other reserves
Other reserves of euro 400 million (euro 5,351 million at December 31, 2005) refer to a reserve constituted following the sale by Eni SpA of Snamprogetti SpA to Saipem Projects SpA for euro 247 million, to Eni SpA’s equity reserve for euro 146 million and for euro 7 million to the reserve for the valuation at fair value of securities available for sale and cash flow hedge derivatives. The decrease in other reserves essentially refers to the reclassification of euro 4,951 million from Eni's distributable reserve to retained earnings (euro 5,224 million).

The valuation at fair value of securities available for sale and cash flow hedge derivatives consists of the following:

Security available for sale	Cash flow hedge derivatives	Total

(million euro)	Gross Reserve	Deferred Tax liabilities	Net Reserve	Gross Reserve	Deferred Tax liabilities	Net Reserve	Gross Reserve	Deferred Tax liabilities	Net Reserve

Reserve as of January 1, 2005	19	(6)	13				19	(6)	13
Changes of the year	8	(2)	6	27	(11)	16	35	(13)	22
Reserve as of December 1, 2005	27	(8)	19	27	(11)	16	54	(19)	35
Changes of the year	2		2	1		1	3		3
Amount recognized in the
profit and loss account	(21)	6	(15)	(27)	11	(16)	(48)	17	(31)
Reserve as of December 31, 2006	8	(2)	6	1		1	9	(2)	7

Interim Dividend
Interim dividend of euro 2,210 million concerns the interim dividend for the year 2006 of euro 0.60 per share, as decided by the Board of Directors in accordance with Article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was made available for payment on October 26, 2006.

Distributable reserves
At December 31, 2006 Eni shareholders’ equity included distributable reserves for approximately euro 32,000 million, a portion of which is subjected to taxation upon distribution. Deferred tax liabilities have been recorded in relation to the reserves expected to be distributed (euro 40 million).

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of statutory net profit and shareholders’ equity to consolidated net profit and shareholders’ equity

(million euro)	Net profit	Shareholders’ equity

2005	2006	Dec. 31, 2005	Dec. 31, 2006

As recorded in Eni SpA’s Financial Statements (Italian GAAP)	6,042	5,821	26,872	26,935
Difference between the equity value and result of consolidated companies and the equity value and result of consolidated
companies as accounted for in Eni SpA Financial Statements	2,718	3,823	13,701	16,136
Consolidation adjustments:
- difference between cost and underlying value of equity	(44)	(52)	1,902	1,138
- elimination of tax adjustments and compliance with accounting policies	863	627	(1,528)	(1,435)
- elimination of unrealized intercompany profits	(40)	(237)	(2,677)	(2,907)
- deferred taxation	(313)	(195)	849	1,244
- other adjustments	21	36	98	88
	9,247	9,823	39,217	41,199
Minority interest	(459)	(606)	(2,349)	(2,170)
As recorded in Consolidated Financial Statements (IFRS)	8,788	9,217	36,868	39,029

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25 Guarantees, commitments and risks

Guarantees
Guarantees of euro 14,384 million (euro 12,862 million at December 31, 2005) consisted of the following:

Dec. 31, 2005	Dec. 31, 2006

(million euro)	Unsecured guarantees	Other guarantees	Secured guarantees	Total	Unsecured guarantees	Other guarantees	Secured guarantees	Total

Consolidated companies		5,839		5,839		6,539	6,539
Unconsolidated subsidiaries	4	203		207	3	294	297
Affiliated companies and Joint Ventures	4,900	1,772	40	6,712	5,682	1,735	7,417
Others	64	40		104	79	52	131
	4,968	7,854	40	12,862	5,764	8,620	14,384

Guarantees given on behalf of consolidated companies of euro 6,539 million (euro 5,839 million at December 31, 2005) consist primarily of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 3,467 million (euro 3,057 million at December 31, 2005), of which euro 2,726 million related to the Engineering & Construction segment (euro 2,397 million at December 31, 2005). The increase of euro 410 million primarily concerns the increase in the order backlog and the start of new works of the Engineering & Construction segment; (ii) VAT recoverable from tax authorities for euro 1,393 million (euro 1,386 million at December 31, 2005); (iii) insurance risk for euro 246 million reinsured by Eni (euro 298 million at December 31, 2005). At December 31, 2006 the underlying commitment covered by such guarantees was euro 6,160 million (euro 5,491 million at December 31, 2005).
Unsecured guarantees and other guarantees given on behalf of unconsolidated subsidiaries of euro 297 million (euro 207 million at December 31, 2005) consist of unsecured guarantees, letters of patronage and other guarantees given to commissioning entities relating to bid bonds and performance bonds for euro 288 million (euro 165 million at December 31, 2005). At December 31, 2006, the underlying commitment covered by such guarantees was euro 204 million (euro 145 million at December 31, 2005).
Unsecured guarantees, other guarantees and secured guarantees given on behalf of joint ventures and affiliated companies of euro 7,417 million (euro 6,712 million at December 31, 2005) primarily concern: (i) a guarantee of euro 5,654 million (euro 4,894 million at December 31, 2005) given by Eni SpA to Treno Alta Velocità - TAV - SpA for the proper and timely completion of a project relating to the Milan-Bologna train link by the Consorzio Eni per l’Alta Velocità - Cepav Uno; consortium members, excluding unconsolidated subsidiaries, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees, letters of patronage and other guarantees given to banks in relation to loans and lines of credit received for euro 1,214 million (euro 1,360 million at December 31, 2005), of which euro 756 million related to a contract released by Snam SpA (now merged into Eni SpA) on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of international financing institutions (euro 844 million at December 31, 2005). At December 31, 2006, the underlying commitment covered by such guarantees was euro 2,470 million (euro 2,938 million at December 31, 2005).
Other guarantees given on behalf of third parties of euro 131 million (euro 104 million at December 31, 2005) consist primarily of guarantees given by Eni SpA to banks and other financing institutions in relation to loans and lines of credit for euro 87 million on behalf of minor investments or companies sold (euro 92 million at December 31, 2005). At December 31, 2006 the underlying commitment covered by such guarantees was euro 121 million (euro 75 million at December 31, 2005).

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Commitments and contingencies
Commitments and contingencies of euro 1,545 million (euro 1,655 million at December 31, 2005) consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Commitments
Purchase of assets	219	9
Other	220	207
	439	216
Risks	1,216	1,329
	1,655	1,545

Obligations for purchase and sales of assets of euro 9 million decreased by euro 210 million. Such decrease was due to: (i) the extinguishment of the placement on the market of securities managed by Sofid Sim SpA. This company sold Italian Government bonds to investors and simultaneously entered into interest rate swaps with such investors wherein it received the rate of interest on such Italian Government bonds and paid a floating rate of interest linked to Euribor. Such investors could sell their securities back to Sofid Sim SpA at any time at par value plus related interest with the simultaneous cancellation of the related swaps (euro 116 million). The operation ended on January 1, 2006 following the expiry of the government bonds; (ii) to the acquisition from ESPI - Ente Siciliano per la Promozione Industriale (in liquidation) of 50% of the capital share of Siciliana Gas SpA and 1 share of Siciliana Gas Vendite SpA (euro 98 million).
Other commitments of euro 207 million (euro 220 million at December 31, 2005) are essentially related to a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest, also on account of Shell Italia E&P SpA, euro 181 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 193 million at December 31, 2005).
Risks of euro 1,329 million (euro 1,216 million at December 31, 2005) primarily concern potential risks associated with the value of assets of third parties under the custody of Eni for euro 918 million (euro 794 million at December 31, 2005) and contractual assurances given to acquirors of certain investments and businesses of Eni for euro 393 million (euro 402 million at December 31, 2005).

Risk management

FOREWORD
The main risks identified and managed by Eni are the following:
(i) market risks deriving from the exposure to the fluctuations of interest rates, exchange rates between the euro and the US dollar and other currencies used by the company, as well as the volatility of commodity prices;
(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s business activities may not be available;
(iv) country risk in oil & gas activities;
(v) the operation risk deriving from the occurrence of accidents, malfunctioning, failures with damage to persons and the environment affecting operating and financial results.

MARKET RISK
Market risk is the possibility that changes in currency exchange rates, interest rates or oil, natural gas and power prices will adversely affect the value of the group’s financial assets, liabilities or expected future cash flows. Their management follows a set of guidelines and procedures that concentrate the treasury function in two captive finance companies operating in the Italian and international financial markets. In particular, the finance company operating on the domestic market (Enifin) manages all the transactions concerning currencies and derivative financial contracts. Commodity risk is managed by each business unit while Enifin manages the negotiation of hedging derivatives. Starting on January 1, 2007, this task is being performed by Eni SpA following the incorporation of Enifin.
In order to minimize market risks related to changes in interest rates and exchange rates and to manage exposure to commodity prices fluctuations, Eni enters into various transactions using derivative financial instruments (derivatives). Derivatives are contracts whose value is derived from one or more underlying financial instrument, index or price that are defined in the contract. The group also trades derivatives in conjunction with these risk management activities. Eni does not enter into derivative transactions on a speculative basis.

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The control framework defined by Eni’ s guidelines prescribes that measurement and control of the market risk are to be performed on the basis of maximum acceptable levels of risk exposure defined in accordance with value-at-risk techniques. These techniques make a statistical assessment of the market risk, i.e., potential gain or loss in fair values.
Eni’s guidelines prescribe that Eni’s subsidiaries use such market risk exposure policies as to minimize market risk. Tolerable market risk exposure is set at the Group level within the central finance department which pools all risk positions of the Group. Calculation and measurement techniques followed by Eni are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by Eni is more conservative than the recommended one.
Eni’s guidelines prescribe that the exposure to risk from fluctuations in commodity prices is to be managed in a way as to maximize the value of the Group oil and gas production and sales volumes and to pursue set objectives of industrial margins. Risk exposure within trading activities is defined within maximum levels of value-at-risk attributed at each business unit, with the central function managing hedging request. Strategic risk exposure is monitored in terms of value-at-risk, albeit being not hedged in a systematic way.

EXCHANGE RATE RISK
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (in particular the US dollar) and with the time lag existing between the recording of costs and revenues denominated in currencies other than the functional currency and the actual time of the relevant monetary transaction (transaction exchange rate risk). Generally speaking, an appreciation of the US dollar versus the euro generally has a positive impact on Eni’s results of operations, and vice versa. Effective management of exchange rate risk is performed at the Group level, within the central finance department which matches contrarian positions of the Group operating subsidiaries and hedges net positions using derivatives (such as currency swaps, forwards and options). Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources. Value-at-risk deriving from currency exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period. The transaction currency risk on certain strategic holdings is deemed to be immaterial.

INTEREST RATE RISK
Variations in interest rates affect the market value of financial assets and liabilities of the company and the level of financial changes. Eni uses interest rate derivatives; such interest rate swaps and interest cross currency swaps are used to effectively manage the balance between fixed and floating rate debt. Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources. Value-at-risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

COMMODITY RISK
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil, gas and product prices generally has a negative impact on Eni’s results of operations, and vice versa. In order to hedge commodity risk, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures and options) and derivatives traded over-the-counter (swaps, forwards and contracts for differences, with the underlying commodities being crude oil, refined products or electricity). Such derivatives are recognized at fair value on the basis of market prices provided from specialized sources or absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Value-at-risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.

CREDIT RISK
Credit risk is the potential exposure of the Group to loss in the event of non-performance by a counterparty. The credit risk arising from the Group’s normal commercial operations is controlled by individual operating units within Group-approved guidelines. The monitoring activity of credit risk exposure is performed at the Group level according to set guidelines and measurement techniques. In particular credit risk exposure to large clients and multi-business clients is monitored at the Group level on the basis of score cards quantifying risk levels. Eni’s guidelines define the characteristics of persons eligible to be counterparty of Eni in derivative contracts and cash management transactions. Eni constantly updates a list of eligible persons that includes highly credit-rated institutions. Eni has not experienced material non-performance by any counterparty. As of December 31, 2005 and December 31, 2006, Eni has no significant concentrations at credit risk.

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LIQUIDITY RISK
Liquidity risk is the risk that suitable sources of funding for the Group’s business activities may not be available. The group has long-term debt ratings of AA and Aa2, assigned respectively by Standard & Poor’s and Moody’s. The group has access to a wide range of funding at competitive rates through capital markets and banks and coordinates relationships with banks, borrowing requirements, foreign exchange requirements and cash management centrally.
At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
Effective management of the liquidity risk has the objective of ensuring the availability of adequate funding to meet short term requirements and due obligations as well as the objective of ensuring a sufficient level of flexibility in order to fund the development plans of the Group’s businesses. This implies the adoption of a strategy to pursue an adequate structure of borrowing facilities (particularly the availability of committed borrowings facilities) and the maintenance of cash reserves.

COUNTRY RISK
Substantial portions of Eni’s hydrocarbons reserves are located in countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North American countries. At December 31, 2006, approximately 70% of Eni’s proved hydrocarbons reserves were located in such countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from countries outside the EU and North America. In 2006, approximately 60% of Eni’s domestic supply of natural gas came from such countries. Negative developments in the economic and political framework of these countries can temporarily or permanently compromise Eni’s ability to operate economically and to gain access to oil and natural gas reserves.
Eni constantly monitors the political, social and economic risk of the approximately 60 countries where it has invested or intends to invest with special attention to the evaluation of upstream investments. Country risks are mitigated by means of appropriate guidelines for risk management that Eni defined in its procedure for project risk assessment and management.

OPERATION RISK
The broad scope of Eni’s activities involves a wide range of operational risks such as those of explosion, fire or leakage of toxic products, and production of non biodegradable waste. All these events could possibly damage or even destroy plants, facilities, equipment and other property, cause injury or even death to persons or cause environmental damage.
Eni adopted the most stringent guidelines for the evaluation and management of health, safety and environmental (HSE) risks, with the objective of protecting Eni’s employees, contractors and clients, the populations involved in its activity, the environment and being in compliance with local and international rules and regulations. Eni’s guidelines prescribe the adoption of international best practices in setting internal principles, standards and solutions. An ongoing process for identifying, evaluating and managing HSE risks is at the heart of HSE operations in each phase of the business activity and is performed through the adoption of procedures tailored to the peculiarities of each business and industrial site.
HSE risks are effectively managed through an integrated management system designed along the principles set in Eni’s Model of HSE operations. This is a general procedure to be applied in all its operating sites, based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks and a systematic monitoring and control of HSE performance in a continuous improvement cycle that is also subject to audits by internal and independent experts. Any environmental emergency is managed by business units locally with their own organization under preset reaction plans to foreseeable events aimed at limiting damage and at activating adequate responses.
Eni has two emergency rooms (in Milan and Rome) furnished with real time monitoring systems for the collection of data on georeferenced maps for all Eni sites and logistics worldwide. Meteorological equipment is in place to assess dimension, temporal development and other consequences of certain catastrophic events and to enable a real-time planning of first-aid interventions to help mitigate consequences. In addition to its own emergency teams, Eni entered international agreements in order to maximize its ability to react in all its operating sites.

Legal Proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking the existing risk provisions into account, Eni believes that the foregoing will not have an adverse effect on Eni’s Consolidated Financial Statements.
The following is a description of the most significant proceedings currently pending; unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision can not be estimated reliably.

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1. Environment

1.1 Criminal Proceedings

ENI SPA

(i)	Subsidence. In relation to the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration and extraction activities, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico dei Carabinieri of Venice placed under preliminary seizure the Naomi/Pandora field and producing platform in 2002 and the Dosso degli Angeli field in 2004. Eni believes it has always acted in full compliance with existing laws under the required authorizations. Taking into account the observations of the consultants of the Court of Rovigo on which the public prosecutor based his case, Eni constituted an independent and interdisciplinary scientific commission, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration and extraction activities, with the aim of verifying the size and effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. This commission produced a study which denies the possibility for any risk for human health and for damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public safety caused by subsidence induced by hydrocarbon production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil. This proceeding is in the first level hearing stage. The Veneto Region, the Ente Parco della Provincia del Po, the Province of Ferrara, the Province of Venice, the City of Venice, the City of Comacchio, the Province of Rovigo and two private entities have been acting as plaintiffs. Eni was accepted as a defendant in order to claim its own civil responsibilities. Parties are awaiting a decision from the Italian Supreme Court as to whether this proceeding has to take place before the Court of Rovigo or the Court of Adria.
(ii)	Alleged damage. In 2002, the public prosecutor of Gela started a criminal investigation in order to ascertain alleged damage caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA.
(iii)	Negligent fire in the refinery of Gela. In June 2002, in connection with a fire at the refinery of Gela, a criminal investigation began concerning negligent fire, environmental crimes and crimes against natural beauty.
(iv)	Investigation of the quality of ground water in the area of the refinery of Gela. In 2002, the public prosecutor of Gela started a criminal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. Eni is charged of having breached environmental rules concerning the pollution of water and soil and of illegal disposal of liquid and solid waste materials.
(v)	Intentional poisoning (Priolo). In March 2002, the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo in order to ascertain whether infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area had occurred. The Court entrusted a company specialized in such field with the task of verifying the cause, origin and extension of the alleged infiltration. For protective purposes, remedial actions have been taken in order to: (i) create safety measures and clean-up of the polluted area; (ii) reallocate wells for drinking water in an area farther from and higher than the industrial site; and (iii) install a purification system for drinkable water. These actions are moving towards completion.
(vi)	Negligent fire (Priolo). The public prosecutor of Siracusa started an investigation against certain Eni managers who were previously in charge of conducting operations at the Priolo refinery (Eni divested this asset in 2002) in order to ascertain whether they acted with negligence in connection with a fire that occurred at the Priolo plants on April 30 and May 1-2, 2006. Preliminary investigations have almost been completed.

ENIPOWER SPA

(i)	Unauthorized waste management activities. In 2004 the public prosecutor of Rovigo started an investigation for alleged crimes related to unauthorized waste management activities in Loreo relating to the samples of soil used during the construction of the new EniPower power station in Mantova. The prosecutor requested the CEO of EniPower and the managing director of the Mantova plant at the time of the alleged crime to stand trial.
(ii)	Air emissions. The Prosecutor of Mantova started an investigation against two managers of the Mantova plant in connection with air emissions by the new power plant.

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POLIMERI EUROPA SPA
Violation of environmental regulations on waste management. Before the Court of Gela a criminal action took place relating to the alleged violation of environmental regulations on waste management concerning the ACN plant and the disposal of FOK residue deriving from the steam cracking process. Defendants were found guilty and a damage payment in first instance to an environmental association acting as plaintiff was required to be made. The amount of said damage payment is immaterial. The sentence was passed to the Civil Court for the quantification of any further damage and claim. Eni appealed the Court’s sentence.

RAFFINERIA DI GELA SPA
Soil and sea pollution. In 1999, the public prosecutor of Gela started an investigation in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by Eni’s Gela refinery. Three environmental organizations are acting as plaintiffs and have requested damage payment for euro 551 million. With a decision of February 20, 2007, the Court of Gela dismissed these allegations.

SYNDIAL SPA (FORMER ENICHEM SPA)
Criminal action started by the public prosecutor of Brindisi. In 2000, the public prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, some of which were managed by EniChem from 1983 to 1993. At the end of the preliminary investigation, the public prosecutor asked for the dismissal of the case in respect of the employees and the managers of EniChem. Plaintiffs presented oppositions and the prosecutor confirmed his request for dismissal of the case, rejecting such oppositions.

1.2 Civil and administrative proceedings

(i)	Pollution caused by the activity of the Mantova plant. In 1992, the Ministry of Environment summoned EniChem SpA and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, environmental remediation for the alleged pollution caused by the activity of the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, the payment of environmental damages. EniChem acquired the Mantova plant in June 1989, as part of the Enimont deal. Parties agreed upon that Edison SpA would hold Eni harmless or pay compensatory damage for any damage caused to third parties by plant operations before Montedison’s sale, even if damage would manifests itself later. Parties agreed on a settlement by which Edison quantified the damage to be paid that also covers Syndial. The proceeding continues for the settlement of alleged damage pertaining to the residual 1989-1990 period.
(ii)	Summon before the Court of Venice for environmental damages caused to the lagoon of Venice by the Porto Marghera plants. On December 13, 2002, EniChem SpA, jointly with Ambiente SpA (now merged into Syndial SpA) and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages that were not quantified, caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous criminal proceedings against employees and managers of the defendants. In a related action, European Vinyls Corporation Italia presented an action for recourse against EniChem and Ambiente. Parties are waiting for the decision on the instances of the preliminary investigation.
(iii)	Claim of environmental damages, caused by industrial activities in the area of Crotone, commenced by the President of the Regional Council of Calabria. On April 14, 2003, the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for approximately euro 129 million and damages for euro 250 million (plus interest and compensation) in connection with loss of income and damage to property allegedly caused by Pertusola Sud SpA activities (merged into EniChem) in the area of Crotone. In addition, the Province of Crotone is acting as plaintiff, claiming environmental damages for euro 300 million. The judge has yet to decide on the legitimacy of the Delegated Commissioner for Environmental Emergency in the Calabria Region to act on behalf of the Calabria Region. On October 21, 2004, Syndial was convened before the Court of Milan by the Calabria Region which is seeking to obtain a condemnation of Syndial for a damage payment, should the office of the Delegated Commissioner for Environmental Emergency in the Calabria Region cease during this proceeding. The Calabria Region requested damage payment amounting to euro 800 million as already requested by the Delegated Commissioner for environmental emergency in the Calabria Region in the proceeding started in 2003. This new proceeding is in the preliminary investigation stage.
On February 28, 2006, the Council of Ministers, Ministry for the Environment and Delegated Commissioner for environmental emergency in the Calabria Region represented by the State Lawyer requested Syndial to appear before the Court of Milan in order to obtain the ascertainment, quantification and payment of damage (in the form of land, air and water pollution and therefore of

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the general condition of the population) caused by the operations of Pertusola Sud SpA in the Municipality of Crotone and in surrounding municipalities. The local authorities requested the ascertainment of Syndial’s responsibility as concerns expenses borne and to be borne for the cleanup and reclamation of sites, currently quantified at euro 129 million. This proceeding concerns the same matter and damage claim as the proceedings started by the Delegated Commissioner for environmental emergency in the Calabria Region and the Calabria Region against Syndial in 2003 and 2004, respectively.
(iv)	Summon for the ascertainment of responsibility in the pollution of soil at Paderno Dugnano. In 2004, Sitindustrie SpA, which in 1996 purchased a plant in Paderno Dugnano from Enirisorse (now merged into Syndial SpA), summoned Syndial SpA before the Court of Milan, requesting to establish the Syndial SpA’s responsibility in the alleged pollution of soil around the plant and to require it to pay environmental damage necessary for remediation. The Tribunal of Milan rejected the plaintiff’s request with a sentence released on June 10, 2006. The deadline to appeal the Tribunal sentence is November 1, 2007.
(v)	Summon for the ascertainment of responsibility in the pollution of soil at Pieve Vergonte. In October 2004, Sitindustrie SpA commenced an analogous proceeding against Syndial concerning the plant for the manufacture of products in copper and copper alloy in Pieve Vergonte.
(vi)	Summon for environmental damage caused by DDT pollution in Lake Maggiore. A proceeding is pending before the Court of Turin by which the Minister of the Environment summoned Syndial SpA and requested environmental damage for euro 2,396 million in relation to alleged DDT pollution of Lake Maggiore caused by the Pieve Vergonte plant. On March 1, 2006, the State Lawyer in an attempt to settle the case proposed Syndial to pay 10% of this claim corresponding to euro 239 million. This settlement attempt failed.
The Italian Ministry enacted a ministerial decree providing for the: (i) upgrading of a hydraulic barrier to protect the site; (ii) presentation of a project for the environmental remediation of Lake Maggiore. Syndial opposed this decree before an Administrative Court.
(vii)	Action started by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of the environmental damage. The Municipality of Carrara started an action before the Court of Genova requesting Syndial SpA to remediate and reestablish previous environmental conditions at the Avenza site and the payment of certain environmental damage which cannot be cleaned up plus further damage of various genre (i.e., damage to the natural beauty of this site). This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry of the Environment joined the action and requested environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. In fact, Syndial summoned Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA, who ran the plant in previous years, in order to be guaranteed. A report made by an independent expert charged by the Judge was filed with the Court. The findings of this report quantify the residual environmental damage at euro 15 million. A final decision on this proceeding is pending.
(viii)	Ministry for the Environment - Augusta harbor. The Italian Ministry for the Environment with variuos administrative acts ordered companies running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Polimeri Europa and Syndial. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity of the Priolo petrochemical site. Polimeri Europa opposed said administrative acts, objecting in particular the way by which remediation works have been designed and information on concentration of pollutants have been gathered.

2. Other judicial or arbitration proceedings

SYNDIAL SPA (FORMER ENICHEM SPA)

(i)	Serfactoring: disposal of receivables. In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by Sofid SpA which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA - in liquidation), that has been merged into EniChem SpA (now Syndial SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment on the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in

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liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004; the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed this partial decision, requesting in particular the annulment of the first step judgment, the reimbursement of euro 180 million from Serfactoring along with the rejection of all its claims and the payment of all proceeding expenses. The hearing of the pending appeal was set for March 16, 2007 but was rescheduled to October 27, 2007 upon request of Agrifactoring. The judge of the Court of Rome, responsible for the determination of the amount of damages to be paid to Serfactoring and Agricoltura decided on May 18, 2005 to suspend this determination until the publication of the decision of the Court of Appeals. On argument, Serfactoring and Syndial requested that the Court of Cassation cancel the suspension and return the case to its original court.
(ii)	Breach of a preliminary agreement for the purchase of an industrial area in Ravenna. In 2002, EniChem SpA was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested payment of compensatory damage for approximately euro 46 million, of which euro 3 million are compensatory damage and euro 43 million are for loss of income. With a sentence of October 11, 2005, the Court rejected ICR’s request and ordered that ICR pay all proceeding expenses. ICR filed a claim against this decision, reducing its original claim to euro 8 million. A final decision is pending.

3. Antitrust, EU Proceedings, Actions of the Italian Authority for Electricity and Gas and of Other Regulatory Authorities

3.1 Antitrust

ENI SPA

(i)	Abuse of dominant position of Snam verified by the AGCM. In March 1999, the Italian Antitrust Authority ("AGCM") concluded its investigation started in 1997 and: (i) verified that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam euro 2 million; and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/EC, this Court granted the suspension of the decision. The Authority did not appeal this decision. The decision on the merit of this dispute is still pending before the same Administrative Court.
(ii)	Inquiry of the AGCM on jet fuel. With a decision of December 9, 2004, the Italian Antitrust Authority commenced an inquiry on the distribution of jet fuel against six oil companies operating in Italy, including Eni and certain entities jointly controlled by said oil companies engaged in the storing and loading of jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged restrictions to competition as said oil companies would agree to divide among themselves the supplies to airlines. On December 22, 2005, the Authority notified the preliminary results of the inquiry concerning: (i) information flows to said oil companies related to the functioning of the jointly-controlled entities engaging in the storage and uploading of jet fuel; (ii) barriers to the entrance of new competitors in the capital of such entities operating the activities of storing and loading; and (iii) the price of jet fuel which is deemed to be higher than on other European markets.
On June 20, 2006, the Authority notified the final decision of this proceeding to Eni and fined Eni by an amount of euro 117 million. The Authority fined other oil companies involved in this matter. Eni filed an opposition against this decision before an administrative court and suspended the payment of this fine. On January 29, 2007, the Regional Administrative Court of Lazio accepted only partially the opposition made by Eni and annulled part of the decision of the Authority. In particular, a measure providing for the involved oil companies to cease their joint participation in the capital of the entities operating the activities of storing and loading jet fuel was annulled. Eni accrued a provision with respect to this proceeding.
(iii)	Formal assessment started by the Commission of the European Communities for the evaluation of alleged participation to activities limiting competition in the field of paraffin. On April 28, 2005, the Commission of the European Communities started a formal assessment to evaluate the alleged participation of Eni and its subsidiaries to

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activities limiting competition in the field of paraffin. The alleged violation of competition would have consisted in: (i) the determination of and increase in prices; (ii) the subdivision of customers; and (iii) exchange of trade secrets, such as production capacity and sales volumes. Subsequently, the Commission requested information on Eni’s activities in the field of paraffins and certain documentation acquired by the Commission during an inspection. Eni filed the requested information.
(iv)	Notification to Eni Petroleum Co Inc of a subpoena by the Department of Justice of the United States of America - Antitrust Division and request of information and documents relating to activities in the field of wax and of a deposition. On April 28, 2005, the Department of Justice of the United States of America - Antitrust Division, notified Eni Petroleum Co Inc of a subpoena requesting information and documents relating to activities in the field of wax to be filed before June 20, 2005 and a deposition on the same date. The Company informed the department that it does not produce nor import wax in the United States of America.
(v)	Inquiry started by the AGCM concerning an alleged abuse of dominant position in the use of the total continuous regasification capacity of GNL. On November 18, 2005, the Italian Antitrust Authority notified Eni and its subsidiary GNL Italia the opening of an inquiry, in accordance with Article 14 of Law No. 287/1990, concerning an alleged abuse of dominant position in the assignment and use of the total continuous regasification capacity of the Panigaglia terminal (owned by GNL Italia) during thermal years 2002-2003 and 2003-2004, as already reported by an inquiry of the Italian Authority for Electricity and Gas on the same matter as the inquiry of the Antitrust Authority. The Authority for Electricity and Gas closed its inquiry by signalling the fact to the Antitrust Authority. In a later communication Eni was informed that the inquiry has been extended also to thermal year 2004-2005 and to Snam Rete Gas which is the parent company of GNL Italia SpA. On September 25, 2006, the Antitrust Authority sent Eni the findings of its inquiry. Subsequently, Eni presented the Antitrust Authority certain commitments based on Article 14-ter of Law No. 287/1990. On November 23, 2006, the Antitrust Authority resolved to publish such commitments effective the following day. On March 6, 2007, the Antitrust Authority resolved to accept Eni’s commitments and to close the inquiry without recognizing any charge to Eni and imposing any fine whatsoever. Eni is committed to perform a gas release amounting to 4 billion cubic meters in a two-year period, starting on October 1, 2007.
(vi)	Ascertainment by the European Commission of the level of competition in the European natural gas market. As part of its activities to ascertain the level of competition in the European natural gas market, with decision No. C(2006)1920/1 of May 5, 2006, the European Commission informed Eni on May 16, 2006 that Eni and its subsidiaries were subject to an inquiry under Article 20, paragraph 4 of the European Regulation No. 1/2003 of the Council in order to verify the possible existence of any business conducts breaching European rules in terms of competition and intended to prevent access to the Italian natural gas wholesale market and to subdivide the market among few operators in the activity of supply and transport of natural gas.
Officials from the European Commission conducted inspections at headquarters of Eni and of certain Eni subsidiaries and collected documents. Similar actions have been performed by the Commission also against the main operators in natural gas in Germany, France, Austria and Belgium.
(vii)	TTPC. In April 2006, Eni filed a claim before the Regional Administrative Court of Lazio against the decision of the Italian Antitrust Authority of February 15, 2006 stating that Eni’s behaviour pertaining to implementations of plans for the upgrading of the TTPC pipeline for importing natural gas from Algeria represented an abuse of dominant position under Article 82 of the European Treaty and fined Eni. The initial fine amounted to euro 390 million and was reduced to euro 290 million in consideration of Eni’s commitment to perform actions favoring competition among which the upgrading of said gasline. Eni accrued a provision with respect to this proceeding. With a decision filed on November 29, 2006, the Regional Administrative Court of Lazio partially accepted Eni’s claim, annulling such part of the Authority’s decision where the fine was quantified. Eni is waiting for the filing of the motivations of the Court decision to ascertain the impact of said decision. Pending this development, the payment of the fine has been voluntarily suspended.
(viii)	Inquiry of the AGCM in relation to collusive mechanisms for the pricing of automotive fuels distributed on the retail market. With a decision of January 18, 2007, the Italian Antitrust Authority opened an inquiry to ascertain the existence of a possible agreement to limit competition in the field of pricing of automotive fuels distributed on the retail market in Italy in violation of Article 81 of the EC Treaty. This inquiry concerns eight oil companies, among which Eni. According to the Authority, said companies would have been putting in place collusive mechanisms intended to influence the pricing of automotive fuels distributed on the retail market by way of a continuing exchange of informative flows since 2004.With decision of January 18, 2007, the Italian Antitrust Authority opened an inquiry to ascertain the existence of a possible agreement limit competition in the field of pricing of automotive fuels distributed on the retail market in Italy in violation of Article 81 of the EC Treaty. This inquiry concerns eight oil companies, among which Eni. According to the Authority, said companies would have been putting in place collusive mechanisms intended to influence the pricing of automotive fuels distributed on the retail market by way of a continuing exchange of information flows since 2004.

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POLIMERI EUROPA SPA AND SYNDIAL SPA
Inquiries in relation to alleged anti-competitive agreements in the area of elastomers. In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the area of elastomers. These inquiries were commenced concurrently by European and U.S. authorities. The first product under scrutiny was EP(D)M: the European Commission submitted to inspection the manufacturing companies of that product, among which Polimeri Europa SpA and Syndial and requested information from those two companies and to their parent company, Eni SpA. After the inquiries the Commission decided to open a procedure for violation of competition laws and notified Eni, Polimeri Europa and Syndial the relevant charges to that effect on March 8, 2005. At a hearing held on July 27, 2005 the two companies presented memoranda and confirmed their position. Eni and its subsidiaries are waiting for a decision on part of the European Commission.
EP(D)M manufacture is also under scrutiny in the United States, where the Department of Justice of San Francisco requested information and documents to Polimeri Europa Americas Inc, a U.S. subsidiary of Polimeri Europa and to its deputy chairman and sales manager. Class actions were filed claiming damages in relation to the alleged violation. On July 2005, Syndial signed a settlement agreement for the civil class action which entails the payment of approximately $3.2 million, approved by the federal court. The investigation was also extended to the following products: NBR, CR, BR, SSBR and SBR. The European Commission started an investigation regarding BR, SBR, SSBR. On January 26, 2005, the European Commission dropped the charges in relation to SSBR. Investigations regarding BR, SBR and EPDM led to the notification of relevant charges. A hearing took place before the European Commission. On July 26, 2006, the European Commission notified the dismissal of the EPDM matter to Eni. Regarding the other two products BR and SBR, on November 29, 2006, the Commission fined a number of European operators, among which Eni, an amount of euro 519 million based on the charge of having established a trust in the field of synthetic rubber production. Eni and its subsidiary Polimeri Europa were fined by an overall amount of euro 272.25 million. Eni and its subsidiary are preparing an appeal against this decision claiming in particular the existence of the infringing behavior and the amount of the fine, and the fact that Eni is accountable for the behavior of its subsidiaries.
With regard to NBR, an inquiry is underway in Europe and the U.S., where class actions have also been started. On the federal level, the class action was abandoned by the plaintiffs. The federal judge has yet to acknowledge this abandonment. With regard to CR, as part of an investigation carried out in the U.S., Syndial entered into a plea agreement with the Department of Justice pursuant to which Syndial would agree to pay a fine of $9 million, while the Department of Justice would agree that it will not bring further criminal charges against Syndial or against its affiliated companies. On June 27, 2005 the plea agreement was approved. As regards CR, the civil class action was closed with a settlement agreement approved by the federal judge on July 8, 2005 whereby the company will pay $5 million.
Eni recorded a provision for these matters.

3.2 Regulation

Inquiry of the Italian Authority for Electricity and Gas regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006. With Decision No. 37 of February 23, 2006, the Italian Authority for Electricity and Gas commenced an inquiry on a few natural gas selling companies, among which Eni, in order to possibly impose a fine or an administrative sanction regarding the use of storage capacity conferred in years 2004-2005 and 2005-2006.
For the 2004-2005 thermal year and for the period from October 1, 2005 to December 31, 2005, the Authority for Electricity and Gas supposed that given the weather of the period, the use of modulation storage capacity was featured by a higher volume of off takes with respect to the volume which would have been necessary to satisfy the commercial requirements for which the storage company entitled Eni to a priority in the conferral of storage capacity. According to the Authority for Electricity and Gas, such situation was in contrast with applicable regulation.
Eni presented an articulated and documented memorandum to claim the thesis of the Authority for Electricity and Gas regarding the alleged non compliance of Eni's behavior with regulation in force, also taking account of the circumstances under which excess off takes occurred and the subsequent authorization of the Ministry for Economic Development to use the strategic storage for the thermal year 2004-2005. With Decision No. 281/2006 of December 6, 2006, the Authority for Electricity and Gas closed said inquiry and fined Eni by euro 90 million of which euro 45 million pertaining to the thermal year 2004-2005 and euro 45 million to the thermal year 2005-2006 as a consequence of Eni having violated regulation in force pertaining to the priorities in the conferral of storage capacity.
Eni plans to pay the amount of this fine pertaining to the thermal year 2004-2005 in accordance to a reduced form as provided by Law No. 689/1981and to appeal Decision No. 281/2006 of the Authority for Electricity and Gas before the Regional Administrative Court of Lombardia requesting the Tribunal: (i) for the first thermal year, to ascertain whether Eni is legitimate to pay in a reduced form or, in case Eni is not legitimate to do so, to annul the fine; (ii) for the second thermal year, to annul the fine. Eni accrued a provision for this proceeding.

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STOCCAGGI GAS ITALIA SPA
Tariffs. With Decision No. 26 of February 27, 2002, the Italian Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period from April 1, 2002 to March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stoccaggi Gas Italia SpA (Stogit) filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With Decision No. 49 of March 26, 2002, the Authority for Electricity and Gas repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit applied the tariff determined by the two decisions, but filed an appeal against both decisions with the Regional Administrative Court of Lombardia requesting their cancellation. With a decision dated September 29, 2003, that court rejected the appeal presented by Stogit. Stogit filed an appeal to the Council of State against the sentence which was rejected by the Council of State on January 6, 2006.

DISTRIBUIDORA DE GAS CUYANA SA
Formal investigation of the agency entrusted with the regulation of the natural gas market in Argentina ("Enargas"). The agency entrusted with the regulation of the natural gas market in Argentina ("Enargas") started a formal investigation on some operators, among these Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company improperly applied calculated conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. On April 27, 2004, Distribuidora de Gas Cuyana presented a defense memorandum to Enargas, without prejudice to any possible appeal. On April 28, 2006, the Company filed a formal request for examining the documents used as evidence of the alleged violation.

4. Tax Proceedings

ENI SPA
With a decree dated December 6, 2000, the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) should substitute for the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation was requested from the Ministry of Finance and Economy. With a decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardia Region decided with regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of taxes due before that date. The action for the recognition of such taxes bears a five-year term. Consequently, the exercise of such action expires on July 16, 2007.
With a formal assessment presented by the Municipality of Pineto (Teramo), Eni SpA has been accused of not having paid a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea territorial waters in front of the coast of Pineto. Eni was requested to pay a total of approximately euro 17 million including interest and a fine for lacking payment and tax declaration. Eni filed a claim against this request stating that the sea where the platforms are located is not part of the municipal territory and the tax application as requested by the municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. But the Court of Cassation cancelled both judgments declaring that a municipality can consider requesting a tax on real estate also in the sea facing its territory and with a decision of February 21, 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the other reasons opposed by Eni. On December 28, 2005, the Municipality of Pineto presented the same request for the same platforms for the years 1999 to 2004. The total amount requested from Eni is euro 24 million. Eni filed a claim against this request.

SNAM RETE GAS SPA
Environmental tax of the Sicilia Region upon the owners of primary pipelines. With Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (i.e., pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order

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to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and the Tax Commission of Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected inclusion of the environment tax in tariffs to the final ruling on its legitimacy by relevant authorities. With the ruling of December 20, 2002, the Court judged the tax at variance with European rules. In December 2002, Snam Rete Gas suspended payments based on the above Court ruling. Payments effected until November 2002 totaled euro 86.1 million. In January 2003, the Sicilia Region filed an appeal with the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On December 16, 2003, the European Commission judged the tax instituted by the Republic of Italy, through the Sicilia Region, to be contrary to European rules and to the cooperation agreement between the European Economic Community and the Peoples’ Democratic Republic of Algeria; the European Commission also stated that such environmental tax is in contrast with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and could create a deviation in trade with such countries and a distortion in access and competition rules. The Commission with its opinion presented on July 7, 2004 formally requested Italy to cancel the tax. The Italian Government was ordered to conform within two months from receipt of the opinion. As it did not conform, on December 20, 2004 the European Commission passed the case to the Court of Justice requesting a ruling. With a decision dated January 5, 2004, and confirmed on March 4, 2005 by the Regional Tax Commission, the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is contrary to European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first installment of euro 10.8 million, already paid to the Sicilia Region in April 2002. On May 4, 2004, the Sicilia Region repaid the first installment. As for the seven remaining installments paid after April 2002 (euro 75.3 million), the Provincial Tax Commission of Palermo with decision of January 5, 2005 confirmed the illegitimacy of the tax condemning the Region to repay the cashed amounts and accrued interest to Snam Rete Gas. The Sicilia Region presented recourse against said decision before the Regional Tax Commission at Palermo on April 15, 2005. The relevant hearing was held on April 5, 2006. On January 17, 2007, decisions were filed pertaining to four out of seven recourses presented by the Sicilia Region; each of said recourses corresponds to an installment of the tax paid by Snam Rete Gas. Said decisions rejected the recourses presented by the Sicilia Region. Snam Rete Gas expects similar developments with regard to residual recourses.

AGIP KARACHAGANAK BV
Claims concerning unpaid taxes and relevant payment of interest and penalties. In July 2004, relevant Kazakh authorities informed Agip Karachaganak BV and Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, on the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of $43 million, net to Eni, and the anticipated offsetting of VAT credits for $140 million, net to Eni, as well as the payment of interest and penalties for a total of $128 million. Both companies filed a counterclaim. With an agreement reached on November 18, 2004, the original amounts were reduced to $26 million net to Eni that includes taxes, surcharges and interest. Meetings continue regarding residual matters. Eni recorded a provision for this matter.

5. Settled Proceedings

RAFFINERIA DI GELA SPA
With a sentence released in July 2006, the Court of Gela ascertained that certain alleged crimes pertaining to the emissions of the refinery had become extinct due to the statute of limitations. In relation to such alleged crimes, the Court of Gela summoned the legal representatives of the company for events that have occurred since 1997. The Municipality of Gela, the Province of Caltanissetta and others acted as plaintiff in this proceeding, requesting the payment of compensatory damages for a total of euro 878 million.

SYNDIAL SPA
Personal cautionary measures against some employees of the Priolo plant issued by the Court of Siracusa concerning illicit management relating to waste activities. On January 16, 2003, the Court of Siracusa issued personal cautionary measures against several employees of the Priolo plant owned by EniChem SpA and Polimeri Europa SpA, within judicial investigations pertaining to an illicit management relating to the production, disposal and treatment of liquid and solid waste materials resulting in an illicit income from the savings arising from the non compliance with rules regulating waste activities. Polimeri Europa and EniChem acted as plaintiffs. Findings of the preliminary investigations were notified to involved persons, confirming accusations. During the

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preliminary investigations, traces of mercury were found in the sea. The public prosecutor of Siracusa started an inquiry for ascertaining the conditions of sediments and marine fauna in the bay of Augusta. According to the prosecutor, mercury was spilled into the sea and poisoned the marine fauna and therefore resulted in fetal malformations and abortions due to the consumption of contaminated seafood fished in this area. The chlorine soda plant, built in the late 1950s was contributed in-kind to Syndial in 1989 when the Enimont joint venture was formed. It was therefore proved that Eni’s employees held no responsibility for the crimes of which they were charged. On March 15, 2006, the judge for preliminary investigations decided the dismissal of the case against Syndial employees, accepting the request made by the prosecutor.

SYNDIAL SPA (FORMER ENICHEM SPA)
In 1997, an action was commenced before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution and health damage resulting there from. Defendants included certain employees of Eni which have managed the Porto Marghera plant since the beginning of the eighties. On November 2, 2001, the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the state attorney on behalf of the Ministry of Environment and the Council of Ministers, five public entities, 12 associations and other entities and 48 individual persons. On December 15, 2004 the Venice Court of Appeals confirmed the preceding judgment, changing only some marginal parts. As concerns some defendants, the Venice Court of Appeals decided not to proceed due to the statute of limitations for some crimes, while it confirmed the preceding judgment for the other matters. On May 19, 2006, the Court of Final Instance, before which plaintiffs appealed the decision of the Venice Court of Appeals, acquitted all defendants stating that pollution and mismanagement of the plant occurred before the 1980s and consequently Eni and its employees could not be deemed responsible. In January 2006, Eni settled this matter with the Council of Ministers and the Ministry for the Environment paying an amount of euro 40 million. Under terms of the settlement, the latter will abstain from recourse to the Court of Final Instance and will not act on any other environmental damage concerning the management of Porto Marghera until the date of the settlement. Eni already recorded a provision for this matter which was sufficient to cover the amount of the settlement.

ENI DACIÓN BV
In August 2005, the internal revenue service of Venezuela served four formal assessment on income taxes to Eni Dación BV for the years 2001 to 2004 that, by excluding the deductibility of certain costs: (i) annul the losses recorded for the periods amounting to a total of bolivar 910 billion (corresponding to $425 million); (ii) determine for the same periods a taxable income amounting to a total of bolivar 115 billion (corresponding to $54 million); and (iii) request a tax amounting to bolivar 52 billion (corresponding to $24 million) determined by applying a 50% tax rate rather than the 34% rate applied to other companies performing activities analogous to those of Eni Dación BV. In particular, it excluded the deductibility of: (i) interest charges due to other Eni Group companies that provided loans denominated in U.S. dollars; and (ii) exchange rate losses recorded in the financial statements and related to such loans resulting from the devaluation of the Venezuelan currency. The formal assessments served have a preliminary nature and do not request immediate payment nor do they specify the amount of a fine (from 10 to 250%) and of interest (average rate for the period approximately 23%). Eni Dación filed a claim for the cancellation of the assessment. In the 2005 accounts, Eni recorded a specific provision for this matter. In April 2006, the appeal was rejected and the final tax assessment was issued. The final tax assessment: (i) substantially confirmed the preliminary assessments, although reducing the originally assessed income tax liability to bolivar 39 billion ($18 million); and (ii) imposed fines and late payment interests of bolivar 109 billion ($51 million). Eni Dación BV presented a further administrative appeal before the expiration of the time limit for filing a judicial tax appeal, thereby obtaining a reduction of the overall amount from bolivar 148 billion ($69 million) to bolivar 52 billion ($24 million) including taxes in the amount of bolivar 12.5 billion ($6 million) and fines and late payment interest in the amount of bolivar 39.5 billion ($18 million). In order to avoid further charges deriving from the increase of the corresponding fines and late payment interest, Eni Dación BV paid the newly assessed amount in May 2006, thereby reaching a settlement. Consistently, Eni Dación BV filed an integrative income tax return for year 2005, considering the new tax bases for years 2001 to 2004, and paid accordingly bolivar 128 billion ($60 million) of income taxes and bolivar 4.4 billion ($2 million) of fines and late payment interest.

Other risks and commitments
In order to meet the medium and long-term demand of natural gas, in particular in the Italian market, Eni entered into long-term purchase contracts with producing countries. Specifically, following the strategic agreement with Gazprom signed on November 14, 2006, effective from February 1, 2007, Eni extended the duration of its gas supply contracts with Gazprom until 2035, bringing the residual average life of its supply portfolio to approximately 23 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of approximately 62.4 bcm/y of natural gas by 2010.

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Despite the fact that an increasing portion of natural gas volumes purchased under such contracts has been sold outside Italy, management believes that in the long term, unfavorable trends in the Italian demand and supply for natural gas, also due to the possible implementation of all publicy announced plans for the construction of new supply infrastructure, and the evolution of Italian regulations of the natural gas sector, represent risk factors to the fullfilment of Eni's obligations in connection with its take-or-pay supply contracts.
Parent company guarantees given relating to contractual commitments for hydrocarbon exploration and production activities, quantified on the basis of the capital expenditures to be made, amount to euro 4,911 million (euro 5,052 million at December 31, 2005).
With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the Operating Service Agreement (OSA) governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. On November 2006, Eni commenced proceeding before an International Centre for Settlement of Investment Disputes (ICSID) Tribunal (i.e., a tribunal acting under the auspices of the ICSID Convention and being competent pursuant to the Treaty) to claim its rights. In fact, a bilateral investments treaty is in place between The Netherlands and Venezuela (the "Treaty"). Despite this action, Eni is still ready to negotiate a solution with PDVSA to obtain a fair compensation for its assets. Based on the opinion of its legal consultants, Eni believes to be entitled to a compensation for such expropriation in an amount equal to the market value of the OSA before the expropriation took place. The market value of the OSA depends upon its expected profits. In accordance with established international practice, Eni has calculated the OSA’s market value using the discounted cash flow method, based on Eni’s interest in the expected future hydrocarbon production and associated capital expenditures and operating costs, and applying to the projected cash flow a discount rate reflecting Eni’s cost of capital as well as the specific risk of concerned activities. Independent evaluations carried out by a primary petroleum consulting firm fully support Eni’s internal evaluation. The estimated net present value of Eni’s interest in the Dación field, as calculated by Eni, is higher than the net book value of the Dación assets amounting to $829 million (equal to euro 629 million based on the EUR/US$ exchange rate as of December 31, 2006) which consequently have not been impaired. In accordance with the ICSID Convention, a judgement by the ICSID Tribunal awarding compensation to Eni would be binding upon the parties and immediately enforceable as if it were a final judgement of a court of each of the States that have ratified the ICSID Convention. The ICSID Convention was ratified in 143 States. Accordingly, if Venezuela fails to comply with the award and to pay the compensation, Eni could take steps to enforce the award against commercial assets of the Venezuelan Government almost anywhere those may be located (subject to national law provisions on sovereign immunity). In 2005 and 2006, oil production from the Dación field averaged approximately 60 kbbl/d and booked reserves at December 31, 2005 amounted to 175 million of barrels.
Under the convention signed on October 15, 1991 by TAV SpA and CEPAV Due, Eni committed to guarantee the execution of design and construction of the works assigned to the CEPAV Consortium (to which it is a party) and guaranteed to TAV the correct and timely execution of all obligations indicated in the convention in a subsequent integration deed and in any further addendum or change or integration to the same. The regulation of CEPAV Due contains the same obligations and guarantees contained in the CEPAV Uno agreement.
A guarantee for euro 253 million to Cameron LNG provided on behalf of Eni USA Gas Marketing Llc (Eni Petroleum Co Inc’s interest 100%) for the regasification contract entered into on August 1, 2005. This guarantee is subject to a suspension clause and will come into force when the regasification service starts in a period included between October 1, 2008 and June 30, 2009.
Non-quantifiable risks related to contractual assurances given to acquirers of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its Consolidated Financial Statements.

Assets under concession arrangements
Eni operates under concession arrangements mainly in the Exploration & Production segment and in some activities of the Gas & Power segment and the Refining & Marketing segment. In the Exploration & Production segment contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. As a compensation for mineral concessions, Eni pays royalties and taxes in accordance with local tax legislation. Eni sustains all the operation risks and costs related to the production and development activities and is entitled to the productions realized. In Product Sharing Agreements and in buy-back contracts, realized productions are defined on the basis of contractual agreements drawn up with State oil companies which hold the concessions. Such contractual agreements regulate the recovery of costs incurred for the exploration, development and operating activities (cost oil) and give entitlement to the own portion of the realized productions (profit oil). With reference to natural gas storage in Italy, the activity is conducted on the basis of concessions with a duration that

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does not exceed a twenty years length and it is granted by the Ministry of Productive Activities to subjects that comply with legislation requirements and that can demonstrate to be able to conduct a storage program that meets the public interest in accordance with applicable laws. In the Gas & Power segment the gas distribution activity is primarily conducted on the basis of concessions granted by local public entities. At the expiry date of the concession, a compensation is provided, defined by using criteria of business appraisal, to the outgoing operator following the sale of its own gas distribution network. Service tariffs for distribution are defined on the basis of a method established by the Authority for Electricity and Gas. Legislative Decree No. 164/2000 provides the granting of distribution services exclusively by tender, with a maximum lenght of 12 years. In the Refining & Marketing segment several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. Such assets are amortized over the length of the concession (generally, 5 years for Italy). In exchange of the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties on the basis of quantities sold. At the end of the concession period, the uncharged devolution of non-removable assets is generally provided.

Environmental regulations
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken with the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated financial statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the ongoing surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of the Environment; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Emission trading
Legislative Decree No. 216 of April 4, 2006 implemented the Emission Trading Directive 2003/87/EC concerning greenhouse gas emissions and Directive 2004/101/EC concerning the use of carbon credits deriving from projects for the reduction of emissions based on the flexible mechanisms devised by the Kyoto Protocol. This European emission trading scheme has been in force since January 1, 2005, and on this matter, on February 24, 2006, the Ministry of the Environment published a decree defining emission permits for the 2005-2007 period. In particular, Eni was assigned permits corresponding to 65.2 million tonnes of carbon dioxide (of which 22.4 for 2005, 21.4 for 2006 and 21.4 for 2007). Following the realization of projects for the reduction of emissions, in particular related to the cogeneration of electricity and steam through high efficiency combined cycles in refineries and petrochemical sites, emissions of carbon dioxide from Eni’s plants were lower than permits assigned in 2006.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26 Revenues
The following is a summary of the main components of "Revenues". More information about changes in revenues is included in the "Financial review" of the "Report of the Directors".
Net sales from operations are as follows:

(million euro)	2005	2006

Net sales from operations	73,679	85,957
Change in contract work in progress	49	148
	73,728	86,105

Net sales from operations are net of the following items:

(million euro)	2005	2006

Excise tax	14,140	13,762
Exchanges of oil sales (excluding excise tax)	2,487	2,750
Exchanges of other products	108	127
Sales to service station managers for sales billed to holders of credit card	1,326	1,453
Services billed to joint venture partners	1,331	1,385
	19,392	19,477

Net sales from operations by industry segment and geographic area of destination are presented in Note 32 - Information by industry segment and geographic financial information.

Other income and revenues
Other income and revenues are as follows:

(million euro)	2005	2006

Gains from sale of assets	71	100
Lease and rental income	102	98
Contract penalties and other trade revenues	114	61
Compensation for damages	89	40
Other proceeds (*)	422	484
	798	783

(*)	Each individual amount included herein does not exceed euro 25 million.

27 Operating expenses
The following is a summary of the main components of "Operating expenses". More information about changes in operating expenses is included in the "Financial review" of the "Report of the Directors".

Purchases, services and other
Purchases, services and other include the following:

(million euro)	2005	2006

Production costs - raw, ancillary and consumable materials and goods	35,318	44,661
Production costs - services	9,405	10,015
Operating leases and other	1,929	1,903
Net provisions for contingencies	1,643	767
Other expenses	1,100	1,089
	49,395	58,435
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(704)	(809)
- capitalized direct costs associated with self-constructed assets - intangible assets	(124)	(136)
	48,567	57,490

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Production costs - services include brokerage fees for euro 39 million (euro 24 million at 2005).
Costs for research and development that do not meet the requirements to be capitalized amount to euro 219 million (euro 202 million in 2005).

Operating leases and other for euro 1,903 million (euro 1,929 million at December 31, 2005) include operating leases for euro 860 million (euro 777 million at December 31, 2005) and royalties on hydrocarbons extracted for euro 823 million (euro 965 million in 2005). Future minimum lease payments expected to be received under non-cancellable operating leases are as follows:

(million euro)	2006

To be paid:
whithin 1 year	594
between 2 and 5 years	1,474
beyond 5 years	762
2,830

Operating leases at December 31, 2006 primarily concern time charter and long-term rentals, lands, service stations and office buildings. Such leases do not include renewal options. There are no significant restrictions on operating leases imposed to Eni for dividend distribution, availability of assets and possibility to assume additional debt.

Provisions for contingencies are net of deductions not corresponding to cash expenditures of euro 767 million (euro 1,643 million at December 31, 2005) and concern in particular provisions for environmental risks for euro 248 million (euro 515 million in the 2005), provisions for contract penalties and disputes for euro 149 million (euro 336 million in the 2005), provisions for onerous contracts for euro 55 million (euro 71 million at December 31, 2005) and provisions for prize promotion for euro 44 million (euro 50 million at December 31, 2005). More information is included in Note 20 - Provisions for contingencies.

Payroll and related costs
Payroll and related costs are as follows:

(million euro)	2005	2006

Wages and salaries	2,484	2,630
Social security contributions	662	691
Cost related to defined benefits plans and defined contributions plans	126	230
Other costs	255	305
	3,527	3,856
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(143)	(161)
- capitalized direct costs associated with self-constructed assets - intangible assets	(33)	(45)
	3,351	3,650

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Costs related to defined benefits plans are described in Note 21 - Provisions for employee benefits.
The average number of employees of the companies included in the scope of consolidation by type was as follows:

(units)	2005	2006

Senior managers	1,754	1,676
Junior managers	10,747	11,142
Employees	34,457	34,671
Workers	24,345	25,426
	71,303	72,915

The average number of employees is calculated as half of the total of the number of employees at the beginning and end of the period. The average number of senior managers includes managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

Stock compensation

STOCK GRANTS
With the aim of improving motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code7, linking compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value and at the same increasing time their contribution to the management of the Company, Eni offers its own shares for purchase through its buy-back program (treasury shares) for no consideration to those managers of Eni who have achieved corporate and individual objectives. Assignments vest within 45 days after the end of the third year from the date of the offer.
At December 31, 2006, a total of 1,873,600 of ordinary shares with a nominal value of euro 1 per share were outstanding and concerned the 2003 stock grant plan for a total of 2,500 shares with a fair value of euro 11.20 per share, the 2004 stock grant plan for a total of 798,700 shares with a fair value of euro 14.57 per share and the 2005 stock grant plan for a total of 1,072,400 shares with a fair value of euro 20.08 per share.
Changes in the 2003, 2004 and 2005 stock grant plans consist of the following (regarding stock grants, no exercise prices are provided for):

2005	2006

Number of shares	Market price (a) (euro)	Number of shares	Market price (a) (euro)

Stock grants as of January 1	3,112,200	18.461	3,127,200	23.460
New rights granted	1,303,400	21.336
Rights exercised in the period	(1,273,500)	23.097	(1,236,400)	23.933
Rights cancelled in the period	(14,900)	22.390	(17,200)	23.338
Stock grants outstanding as of December 31	3,127,200	23.460	1,873,600	25.520
of which exercisable at December 31	38,700	23.460	156,700	25.520

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock grants assignment; (ii) the date on which the emission/transfer of the shares granted were recorded in the grantee’s securities account; (iii) the date of the unilateral termination of employment for rights cancelled), weighted with the number of shares. Market price of stock grants at the beginning and end of the year is the price recorded at December 31.

STOCK OPTIONS
With the aim of improving motivation and loyalty of the managers of Eni SpA and its subsidiaries as defined in Article 2359 of the Civil Code8 that hold significant positions of managerial responsibility or that are considered strategic managers for the Group, Eni approved stock compensation plans that provide the assignment for no consideration of rights to purchase Eni treasury shares (options).

(7)	Does not include listed subsidiaries, which have their own stock grant plans.
(8)	Does not include listed subsidiaries, which have their own stock grant plans.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2002-2004 AND 2005 PLANS
Stock options provide the right to purchase treasury shares with a 1 to 1 ratio after the end of the third year from the date ofthe grant (vesting period) and for a maximum period of five years, with a price calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding assignment or (starting from 2003), if greater, as the average cost of treasury shares registered in the day preceding the assignment (strike price).

2006-2008 PLAN
The 2006-2008 stock option plan introduced a performance condition for the exercise of the options. At the end of each three-year period (vesting period) from the assignment, the Board of Directors will determine a number of exercisable options, at a rate included between 0 and 100, in relation to the Total Shareholders’ Return (TSR) of Eni’s shares compared to the TSR of the six largest international oil companies for capitalization. Options can be exercised after three years from the date of the grant (vesting period) and for a maximum period of three years, with a price calculated as the arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding the assignment (strike price).
The arithmetic average of such prices, weighted with the number of shares assigned, amounts to euro 23.119 per share.

At December 31, 2006, a total of 15,290,400 options were offered for the purchase of 15,290,400 Eni SpA ordinary shares at a nominal value of euro 1. Options refer to the 2002 stock plan for 238,000 shares with an exercise price of euro 15.216 per share, to the 2003 stock plan for 779,900 shares with an exercise price of euro 13.743 per share, to the 2004 stock plan for 3,108,500 shares with an exercise price of euro 16.576 per share, to the 2005 stock plan for 4,184,000 shares with an exercise price of euro 22.512 per share and to the 2006 stock plan for 6,980,000 shares with an exercise price of euro 23.119 euro per share.
At December 31, 2006 the weighted-average remaining contractual life of the plans at December 2002, 2003, 2004, 2005 and 2006 was 3 years and 7 months, 4 years and 7 months, 5 years and 7 months, 6 years and 7 months and 5 years and 7 months, respectively.
Changes in stock option plans in 2005 and 2006 consist of the following:

2005	2006

Number of shares	Weighted average exercise price (euro)	Market price (a) (euro)	Number of shares	Weighted average exercise price (euro)	Market price (a) (euro)

Options as of January 1	11,789,000	15.111	18.461	13,379,600	17.705	23.460
New options granted	4,818,500	22.512	22.512	7,050,000	23.119	23.119
Options exercised in the period	(3,106,400)	15.364	22.485	(4,943,200)	15.111	23.511
Options cancelled in the period	(121,500)	16.530	23.100	(196,000)	19.119	23.797
Options outstanding as of December 31	13,379,600	17.705	23.460	15,290,400	21.022	25.520
of which exercisable at December 31	1,540,600	16.104	23.460	1,622,900	16.190	25.520

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock grants assignment; (ii) the date in which the emission/transfer of the shares granted was recorded in the grantee’s securities account; (iii) the date in which the unilateral termination of employment for rights was cancelled, weighted with the number of shares. Market price of stock grants at the beginning and end of the year is the price recorded at December 31.

The fair value of stock options granted during the years 2002, 2003, 2004, 2005 and 2006 was euro 5.39, euro 1.50, euro 2.01, euro 3.33 respectively, and the weighted average of euro 2.89 per share was calculated applying the following assumptions:

		2002	2003	2004	2005	2006

Risk-free interest rate	(%)	3.5	3.2	3.2	2.5	4.0
Expected life	(years)	8	8	8	8	6
Expected volatility	(%)	43	22	19	21	17
Expected dividends	(%)	4.5	5.4	4.5	4.0	5.3

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Compensation of key management personnel
Compensation of persons responsible for key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive officers, general managers and manager with strategic responsibility (key management personnel) amounted to euro 15 and euro 23 million for 2005 and 2006, respectively, and consisted of the following:

(million euro)	2005	2006

Wages and salaries	11	16
Post-employment benefits	1	1
Other long term benefits		3
Indemnities due upon termination of employment	1
Stock grant/option	2	3
	15	23

Compensation of Directors, Statutory Auditors and General Managers
Compensation of Directors, Statutory Auditors and General Managers amount to euro 19.2 million and euro 8.7 million in 2005 and 2006, respectively. Compensation of Statutory Auditors amounted to euro 0.785 and euro 0.686 million in 2005 and 2006, respectively. Compensation of Directors, Statutory Auditors and General Managers include emoluments and all other salary and social security compensations due for the function of manager or statutory auditor performed by Eni SpA or other companies included in the scope of consolidation, that are a cost for Eni.

Depreciation, amortization and impairments
Depreciation, amortization and impairments consist of the following:

(million euro)	2005	2006

Depreciation and amortization:
- tangible assets	4,576	4,821
- intangible assets	936	1,335
	5,512	6,156
Impairments:
- tangible assets	264	231
- intangible assets	8	54
	272	285
less:
- direct costs associated with self-constructed assets		(17)
- capitalized direct costs associated with self-constructed assets - tangible assets	(2)	(2)
- capitalized direct costs associated with self-constructed assets - intangible assets	(1)	(1)
	5,781	6,421

28 Financial income (expense)
Financial income (expense) consists of the following:

(million euro)	2005	2006

Income (expense) on derivatives	(386)	383
Net income from financial receivables	95	130
Financial expense capitalized	159	116
Net interest due to banks	(38)	79
Net income from securities	36	51
Interest on tax credits	17	17
Financial expense due to the passage of time (a)	(109)	(116)
Exchange differences, net	169	(152)
Interest and other financial expense on ordinary bonds	(265)	(247)
Other financial expense, net	(44)	(100)
	(366)	161

(a)	The item concerns the increase in provisions for contingencies that are indicated at an actualized value in non-current liabilities.

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Income (expense) on derivatives consist of the following:

(million euro)	2005	2006

Derivatives on exchange rate	(85)	313
Derivatives on interest rate	(138)	61
Derivatives on commodities	(163)	9
	(386)	383

The increase in income (expense) from derivatives of euro 769 million is primarily due to the application of IAS 39 which requires that derivatives be stated at fair value and the effects charged to the profit and loss account, instead of being connected with the economic effects of the hedged transactions. Such derivatives, in fact, do not meet the conditions required by IFRS to be qualified as hedging instruments. In addition, the decrease in net exchange differences of euro 321 million is primarily due to the application of IAS 39, due to the fact that the effect of the translation at period end of assets and liabilities denominated in currencies other than the functional currency is not compensated by the effect of the translation at period end of the commitments for derivatives contracts.

29 Income (expense) from investments

Effects of investments accounted for using the equity method
Effects of investments accounted for using the equity method consist of the following:

(million euro)	2005	2006

Gains from investments accounted for using the equity method	770	887
Losses from investments accounted for using the equity method	(33)	(36)
Provisions for losses		(56)
	737	795

More information about gains and losses from investments accounted for using the equity method is presented in Note 11 - Investments.

Other income (expense) from investments
Other income (expense) from investments consists of the following:

(million euro)	2005	2006

Dividends	33	98
Gains on disposals	179	25
Losses on disposals	(8)	(7)
Other income (expense), net	(27)	(8)
	177	108

Dividends of euro 98 million primarily concern Nigeria LNG Ltd (euro 56 million).
Gains on disposals of euro 25 million primarily concern the sale of Fiorentina Gas SpA and Toscana Gas SpA (euro 16 million). Gains on disposals relating to the year 2005 of euro 179 million concern the sale of 100% of the share capital of Italiana Petroli SpA (euro 132 million).

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30 Income tax expense
Income tax expense consists of the following:

(million euro)	2005	2006

Current taxes:
- Italian subsidiaries	1,872	2,007
- foreign subsidiaries of the Exploration & Production segment	5,116	6,740
- foreign subsidiaries	373	529
	7,361	9,276
Less:
- tax credits on dividend distributions not offset with current tax payment	(34)
	7,327	9,276
Net deferred taxes:
- Italian subsidiaries	334	230
- foreign subsidiaries of the Exploration & Production segment	464	1,095
- foreign subsidiaries	3	(33)
	801	1,292
	8,128	10,568

Current taxes of the year relate to Italian companies for euro 2,007 million and concern Ires for euro 1,570 and Irap for euro 374 million and foreign taxes for euro 63 million.
The effective tax rate was 51.8% (46.8% in 2005) compared with a statutory tax rate of 37.9% calculated by applying a 33% tax rate (Ires) to profit before income taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.
The difference between the statutory and effective tax rate is due to the following factors:

(%)	2005	2006

Statutory tax rate	38.1	37.9
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	8.8	13.6
- permanent differences	0.8	0.2
- other	(0.9)	0.1
	8.7	13.9
	46.8	51.8

The increase in the tax rate of foreign subsidiaries of 4.8% essentially concerns the Eploration & Production segment (4.5%) and includes the effects deriving from the application of the windfall tax introduced by the Algerian government effective from August 1, 2006 (1.6%), a supplemental tax rate introduced by the government of the United Kingdom relating to the North Sea production effective from January 1, 2006 (1.0%) and the increase and the different allocation by country of profit before income taxes (1.9%).
Permanent differences in 2006 mainly concern the nondeductibility from taxable income of costs relating to fines of the Italian Antitrust Authority (0.4%).
Permanent differences in 2005 mainly concern the nondeductibility from taxable income of the increase in provisions for contingencies following the fine imposed on February 15, 2006 by the Italian Antitrust Authority to Eni SpA (0.6%).

31 Earnings per share
Basic earnings per share is calculated by dividing "Net profit" of the year by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares.
The average number of shares used for the calculation of the basic earnings per share was 3,758,519,603 and 3,698,201,896 in 2005 and 2006, respectively.
Diluted earnings per share is calculated by dividing "Net profit" of the year by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares, including shares that could be issued potentially.
At December 31, 2005 and December 31, 2006, shares that could be issued potentially concern essentially shares granted under stock grant and stock option plans. The average number of shares used for the calculation of the diluted earnings per share was 3,763,375,140 and 3,701,262,557 in 2005 and 2006, respectively.

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Reconciliation of the average number of shares used for the calculation of the basic and diluted earning per share is as follows:

(million euro)	2005	2006

Average number of shares used for the calculation of the basic earnings per share		3,758,519,603	3,698,201,896
Number of potential shares following stock grant plans		2,268,265	1,070,676
Number of potential shares following stock options plans		2,587,272	1,989,985
Average number of shares used for the calculation of the diluted earnings per share		3,763,375,140	3,701,262,557
Eni’s net profit	(million euro)	8,788	9,217
Basic earning per share	(euro per share)	2.34	2.49
Diluted earning per share	(euro per share)	2.34	2.49

32 Information by industry segment and geographic financial information

Information by industry segment9

(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Elimination	Total

2005
Net sales from operations (a)	22,531	22,969	33,732	6,255	5,733	863	1,239
Less: intersegment sales	(14,761)	(572)	(1,092)	(683)	(925)	(546)	(1,015)
Net sales to customers	7,770	22,397	32,640	5,572	4,808	317	224		73,728
Operating profit	12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Provisions for contingencies	50	703	420	47	32	284	107		1,643
Depreciation, amortization and writedowns	4,101	685	467	147	180	91	114	(4)	5,781
Effects of investments accounted for using the equity method	14	359	221	3	140				737
Identifiable assets (b)	29,010	21,928	11,787	2,905	5,248	438	1,523	(534)	72,305
Investments accounted for using the equity method	292	2,155	936	19	457	31			3,890
Identifiable liabilities (c)	6,785	5,097	4,542	702	3,204	2,070	2,131		24,531
Capital expenditures	4,965	1,152	656	112	349	48	132		7,414
2006
Net sales from operations (a)	27,173	28,368	38,210	6,823	6,979	823	1,174
Less: intersegment sales	(18,445)	(751)	(1,300)	(667)	(771)	(520)	(991)
Net sales to customers	8,728	27,617	36,910	6,156	6,208	303	183		86,105
Operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Provisions for contingencies	153	197	264	30	(13)	236	(100)		767
Depreciation, amortization and writedowns	4,776	738	447	174	196	28	71	(9)	6,421
Effects of investments accounted for using the equity method	28	509	194	2	66	(4)			795
Identifiable assets (b)	29,720	23,500	11,359	2,984	6,362	344	1,023	(666)	74,626
Investments accounted for using the equity method	258	2,214	874	11	483	46			3,886
Identifiable liabilities (c)	9,119	5,284	4,712	806	3,869	1,940	1,619		27,349
Capital expenditures	5,203	1,174	645	99	591	72	88	(39)	7,833

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly related to the generation of operating profit.
(c)	Includes liabilities directly related to the generation of operating profit.

Intersegment sales are conducted on an arm’s length basis.

(9)	Operating profit (loss) by industry segment for 2005 have been reclassified on the basis of the new subdivision within segments. This reclassification concerns the Exploration & Production, Other activities and Corporate and financial companies segments.

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Geographic financial information

ASSETS AND INVESTMENTS BY GEOGRAPHIC AREA OF ORIGIN

(million euro)	Italy	Other EU	Rest of Europe	Americas	Asia	Africa	Other areas	Total

2005
Identifiable assets (a)	38,229	8,768	3,085	2,670	5,864	13,445	244	72,305
Capital expenditures	2,442	545	415	507	1,181	2,233	91	7,414
2006
Identifiable assets (a)	37,339	10,037	3,200	2,987	6,341	14,190	532	74,626
Capital expenditures	2,529	713	436	572	1,032	2,419	132	7,833

(a)	Includes assets directly related to the generation of operating profit.

SALES FROM OPERATIONS BY GEOGRAPHIC AREA OF DESTINATION

(million euro)	2005	2006

Italy	32,846	36,343
Other European Union	19,601	23,949
Rest of Europe	5,123	6,975
Americas	6,103	6,250
Asia	4,399	5,595
Africa	5,259	5,949
Other areas	397	1,044
	73,728	86,105

33 Transactions with related parties
In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with joint ventures, affiliated companies and non-consolidated subsidiaries as well as with entities directly and indirectly owned or controlled by the Government. All such transactions are mainly conducted on an arm’s length basis in the interest of Eni companies.
The following is a description of trade and financing transactions with related parties.

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Trade and other transactions
Trade and other transactions in the 2005 consisted of the following:

(million euro)	Dec. 31, 2005	2005

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliated companies
ASG Scarl	13	66	72		173		6
Azienda Energia e Servizi Torino SpA	2	24			56		2
Bayernoil Raffineriegesellshaft mbH		49	1		814
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	10					172
Blue Stream Pipeline Co BV	45	12			177		4
Bronberger & Kessler und Gilg & Schweiger GmbH	12					207
Cam Petroli Srl	85					593
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	105	107	4,894				411
Eni Gas BV	16	149			47
Eni Oil Co Ltd		84			50
Fox Energy SpA	22			4		240
Gruppo Distribuzione Petroli Srl	22					89
Karachaganak Petroleum Operating BV	13	46		6	99		4
Mangrove Gas Netherlands BV			55
Modena Scarl	2	12	61		56	1	1
Petrobel Belayim Petroleum Co		138			248
Promgas SpA	44	45		307		355
Raffineria di Milazzo ScpA	10	10			204	94
Rodano Consortile Scarl	2	20			80		2
RPCO Enterprises Ltd			55
Supermetanol CA		8		65
Super Octanos CA	1	14		265
Toscana Energia Clienti SpA	46					118
Trans Austria Gasleitung GmbH	43	55		43	143		47
Transitgas AG		7			64
Transmediterranean Pipeline Co Ltd		4			88		1
Unión Fenosa Gas SA	4	4	62	79		16	2
Other (*)	101	86	112	69	157	147	67
	598	940	5,312	838	2,456	2,032	547
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	4	152		5	19		28
Eni BTC Ltd			165
Other (*)	44	48	8	1	31	15	9
	48	200	173	6	50	15	37
	646	1,140	5,485	844	2,506	2,047	584
Entities owned or controlled by the Italian Government
Alitalia	20					276
Enel	187	5		12	10	1,180	333
Other (*)	20	19			57	103	12
	227	24		12	67	1,559	345
	873	1,164	5,485	856	2,573	3,606	929

(*)	Each individual amount included herein does not exceed euro 50 million.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade and other transactions in 2006 consisted of the following:

(million euro)	Dec. 31, 2006	2006

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Joint ventures and affiliated companies
ASG Scarl	7	40	80		88	1	1
Azienda Energia e Servizi Torino SpA	1	22			64	1	1
Bernhard Rosa Inh. Ingeborg Plöchinger GmbH	10					96
Blue Stream Pipeline Co BV	34	19			193		1
Bronberger & Kessler und Gilg & Schweiger GmbH	11					113
Cam Petroli Srl	103					310
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	87	87	5,654	16	2		304
Charville - Consultores e Serviços Lda	7		85			4	11
Eni Gas BV	28	90		7	72	8	2
Eni Oil Co Ltd	5	96			59
Fox Energy SpA	35					125
Gasversorgung Süddeutschland GmbH	14				1	123	19
Gruppo Distribuzione Petroli Srl	19					54
Karachaganak Petroleum Operating BV	23	70		29	129		7
Mangrove Gas Netherlands BV		1	52
Petrobel Belayim Petroleum Co		3			181
Promgas SpA	44	39		375		419
Raffineria di Milazzo ScpA	9	12			237	109
Rodano Consortile Scarl	3	14			54		1
Rpco Enterprises Ltd	13		104				12
Supermetanol CA		13		91
Super Octanos CA		13		257
Trans Austria Gasleitung GmbH	7	78		53	138		56
Transitgas AG		8			64
Transmediterranean Pipeline Co Ltd		7			80
Unión Fenosa Gas SA	1	7	61	93	7
Other (*)	72	169	168	75	188	119	66
	533	788	6,204	996	1,557	1,482	481
Unconsolidated subsidiaries
Agip Kazakhstan North Caspian Operating Co NV	27	132		18	16		57
Eni BTC Ltd			185
Eni Timor Leste SpA			102
Other (*)	20	30	8	1	4	8	4
	47	162	295	19	20	8	61
	580	950	6,499	1,015	1,577	1,490	542
Entities owned or controlled by the Italian Government
Alitalia	12					354
Enel	162	42		47	33	1,068	383
Other (*)	42	29		4	44	136	1
	216	71		51	77	1,558	384
	796	1,021	6,499	1,066	1,654	3,048	926

(*)	Each individual amount included herein does not exceed euro 50 million.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Engineering, construction and maintenance services are acquired on an arm’s length basis from the Cosmi Holding Group, related to Eni through a member of the Board of Directors, for a total of approximately euro 18 million and euro 13 million in 2005 and 2006, respectively.
Most significant transactions concern:

  provision of specialized services in upstream activities and payables for investment activities from Agip Kazakhstan North Caspian Operating Co NV, Eni Gas BV, Eni Oil Co Ltd, Karachaganak Petroleum Operating BV and Petrobel Belayim Petroleum Co; services are invoiced on the basis of incurred costs;
  transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with ASG Scarl, CEPAV (Consorzio Eni per l’Alta Velocità) Uno, Modena Scarl and Rodano Consortile Scarl, and relevant guarantees;
  transportation and distribution activities with Azienda Energia e Servizi Torino SpA;
  supply of oil products to Bernhard Rosa Inh. Ingeborg Plöchinger GmbH, Bronberger & Kessler und Gilg & Schweiger GmbH, Cam Petroli Srl, Fox Energy SpA, Gruppo Distribuzione Petroli Srl and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s lenght basis;
  acquisition of petrochemical products from Supermetanol CA and Super Octanos CA on the basis of prices referred to the quotations on international markets of the main oil products;
  acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV, Trans Austria Gasleitung GmbH and Transitgas AG;
  guarantees given in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
  sale of natural gas with Gasversorgung Süddeutschland GmbH e Toscana Gas Clienti SpA;
  guarantees given on behalf of Mangrove Gas Netherlands BV, RPCO Enterprises Ltd, Charville - Consultores e Serviços Lda and Eni Timor Leste SpA relating to bid bonds and performance bonds;
  sale and acquisition of natural gas outside Italy with Promgas SpA;
  acquisition of refining services from Raffineria di Milazzo ScpA on the basis of compensations related to incurred costs;
  acquisition of natural gas transport services outside Italy from Transmediterranean Pipeline Co Ltd; transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and capital employed;
  sale and acquisition of natural gas and performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;
  sale of oil products with Alitalia;
  sale and transportation of natural gas, the sale of fuel oil and the sale and purchase of electricity with Enel.

Financing transactions
Financing transactions in 2005 are as follows:

(million euro)	Dec. 31, 2005	2005

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Blue Stream Pipeline Co BV		15	887
Raffineria di Milazzo ScpA			72
Spanish Egyptian Gas Co SAE			360
Trans Austria Gasleitung GmbH	386				12
Transmediterranean Pipeline Co Ltd	190				11
Other (*)	74	125	81	27	47
	650	140	1,400	27	70
Unconsolidated subsidiaries
Other (*)	79	30	34	1	2
	79	30	34	1	2
	729	170	1,434	28	72

(*)	Each individual amount included herein does not exceed euro 50 million.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financing transactions in 2006 are as follows:

(million euro)	Dec. 31, 2006	2006

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and affiliated companies
Blue Stream Pipeline Co BV		3	794	4	26
Raffineria di Milazzo ScpA			57
Spanish Egyptian Gas Co SAE			323
Trans Austria Gasleitung GmbH	41				6
Transmediterranean Pipeline Co Ltd	147				11
Other (*)	88	81	39	13	11
	276	84	1,213	17	54
Unconsolidated subsidiaries
Other (*)	95	25	2	1	4
	95	25	2	1	4
	371	109	1,215	18	58

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions in 2006 included:

  a bank debt guarantee given on behalf of Blue Stream Pipeline Co BV and cash deposit at Eni’s financial companies;
  bank debt guarantees given on behalf of Raffineria di Milazzo ScpA and Spanish Egyptian Gas Co SAE;
  the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

Impact of transactions and positions with related parties on the balance sheet, net profit and cash flows
The impact of transactions and positions with related parties on the balance sheet, net profit and financial flows consists of the following:

Dec. 31, 2005	Dec. 31, 2006

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	17,902	1,344	7.51	18,799	1,027	5.46
Other current assets	369			855	4	0.47
Other non-current financial assets	1,050	258	24.57	805	136	16.89
Current financial liabilities	4,612	152	3.30	3,400	92	2.71
Trade and other payables	13,095	1,164	8.89	15,995	961	6.01
Other liabilities	613			634	4	0.63
Long-term debt and current portion of long-term debt	8,386	18	0.21	8,299	17	0.20
Other non-current liabilities	897			418	56	13.40

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The impact of transactions with related parties on the profit and loss accounts consists of the following:

Dec. 31, 2005	Dec. 31, 2006

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %

Net sales from operations	73,728	4,535	6.15	86,105	3,974	4.62
Purchases, services and other	48,567	3,429	7.06	57,490	2,720	4.73
Financial income	3,131	72	2.30	4,132	58	1.40
Financial expense	3,497	28	0.80	3,971	18	0.45

Transactions with related parties concern the ordinary course of Eni’s business and are mainly conducted on an arm’s length basis.
Main cash flows with related parties are as follows:

(million euro)	2005	2006

Revenues and other income	4,535	3,974
Costs and other expenses	(3,429)	(2,720)
Net change in trade and other receivables and payables	(221)	162
Dividends and net interests	345	790
Net cash provided from operating activities	1,230	2,206
Capital expenditures in tangible and intangible assets	(474)	(733)
Investments	(30)	(20)
Change in accounts payable in relation to investments	342	(276)
Change in financial receivables	2	343
Net cash used in investing activities	(160)	(686)
Change in financial liabilities	23	(57)
Net cash used in financing activities	23	(57)
Total financial flows to related parties	1,093	1,463

The impact of cash flows with related parties consists of the following:

2005	2006

(million euro)	Total	Related parties	Impact %	Total	Related parties	Impact %

Cash provided from operating activities	14,936	1,230	8.24	17,001	2,206	12.98
Cash used in investing activities	(6,815)	(160)	2.35	(7,051)	(686)	9.73
Cash used in financing activities	(7,824)	23	..	(7,097)	(57)	0.80

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34 Significant non recurring events and operations
Non recurring charges consist of the following:

(million euro)	2005	2006

Italian Antitrust fines	(290)	(184)
Italian Authority for Electricity and Gas fines		(55)
	(290)	(239)

The Italian Antitrust fines of 2006 consist of: (i) a fine imposed by the Italian Antitrust Authority following the proceeding on supplies of jet fuel (euro 109 million); (ii) inquiries concerning alleged anti-competitive agreements in the area of elastomers (euro 75 million). The fine imposed by the Authority for Electricity and Gas concerns an inquiry relating to the use of storage capacity in thermal year 2005-2006 (euro 45 million) and an inquiry relating to an information requirement on natural gas supplying prices (euro 10 million). The antitrust fine for 2005 concerns a fine imposed by the Italian Antitrust Authority on February 15, 2006 relating to an abuse of dominant position following the behaviors of Trans Tunisian Pipeline Co Ltd (TTPC). More information is included in Note 25 - Guarantees, commitments and risks - Legal proceedings - Antitrust - TTPC.

35 Positions or transactions deriving from atypical and/or unusual operations
In 2005 and in 2006 no positions or transactions deriving from atypical and/or unusual operations were reported.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36 Adjustment of the Consolidated Financial Statements to U.S. GAAP
As its shares are listed on the New York Stock Exchange, Eni files an Annual Report (Form 20-F) with the Securities and Exchange Commission (SEC). The Annual Report (Form 20-F) includes the adjustment of the Consolidated Financial Statements to U.S. GAAP. The following information is necessary to reconcile the Italian consolidated annual report for 2006 to generally accepted accounting principles in the United States (U.S. GAAP).

Summary of significant differences between IFRS and U.S. GAAP
Eni’s Financial Statements at December 31, 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS)10 adopted by the European Commission, which differ in certain aspects from U.S. GAAP. A description of the significant differences and their effects on net profit and shareholders’ equity is set forth in the following notes.

A) CONSOLIDATION POLICY
Eni’s consolidation policy is described under "Principles of consolidation" of the Notes to the Consolidated Financial Statements. In particular, under IFRS, the consolidated financial statements include also companies in which Eni holds less than 50% of the voting rights, but over which it exercises control in shareholders’ meetings.
Under U.S. GAAP, investments of less than 50% are accounted for by applying the equity method. Under U.S. GAAP, Saipem SpA and its subsidiaries are excluded from consolidation and are accounted for under the equity method. Under IFRS, Eni exercises control of Saipem SpA also without holding the majority of voting rights (43.54%) exercisable in shareholders' meetings. During 2006 Saipem Projects SpA (100% Saipem SpA) acquired from Eni SpA 100% of Snamprogetti SpA that, as a result, has been excluded from consolidation; for U.S. GAAP purposes the gain on this sale was recognized in the profit and loss account.

B) EXPLORATION & PRODUCTION ACTIVITIES

Exploration
Consistent with IFRS, the international specific criteria have been applied for hydrocarbons exploration and production activities. In particular, exploration costs, including successful exploratory wells, are recorded as intangible assets and are amortized in full in the period incurred (i.e., expensed as incurred for financial reporting purposes). Costs for the acquisition of exploration permits and for the extension of existing permits, are capitalized and amortized over the expected period of benefit.
Under U.S. GAAP, costs relating to exploratory wells are initially capitalized as "incomplete wells and other" until it is determined if commercial quantities of reserves have been discovered ("successful efforts method"). After completion of drilling and evaluation of the well, the capitalized costs are either charged to expense or reclassified as part of Eni’s proved mineral interests. Costs of exploratory wells that have found commercially producible quantities of reserves that cannot be classified as proved remain capitalized after the completion of drilling if: (i) such wells have found a sufficient quantity of reserves to justify completion as a producing wells; (ii) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well is assumed to be impaired, and its costs, net of any salvage value, are charged to expense. Capitalized well costs related to proved properties are amortized over proved developed reserves on the basis of units of production. Other exploration costs, including geological and geophysical surveys, are expensed when incurred.

Development
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil and gas. Costs to operate and maintain wells and field equipment are expensed as incurred.
Under IFRS, costs of unsuccessful development wells are expensed immediately as loss on disposal. Costs of successful development wells are capitalized and amortized using the unit-of-production method.
Under U.S. GAAP, costs of productive wells and development dry holes, both tangible and intangible, are capitalized and amortized using the unit-of-production method.

C) VALUATION OF ASSETS AND SUBSEQUENT REVALUATION
Both IFRS and U.S. GAAP require that recoverability of carrying value of tangible and intangible assets with a definite useful life is checked using similar criteria, with the exception of the following aspects.
Under IFRS, in order to determine whether an impairment exists, the book value of an asset is compared with its recoverable amount which is represented by the greater of fair value, net of disposal costs and value in use which is calculated by

(10)	There are no relevant differences between the accounting principles approved by the European Commission and the ones issued by IASB.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

discounting estimated cash flows arising from the use of the asset and its sale at the end of its useful life. Impairment losses of assets different from goodwill are reversed when the situation giving rise to an impairment ceases to exist.
Under U.S. GAAP, the recoverability of the value of an asset used in the production process is first checked by comparing the carrying amount with the sum of undiscounted cash flows expected from use of the asset and its disposal at the end of its useful life. Only if the result of this first check is negative does the entity write the asset down using discounted future cash flows. Under U.S. GAAP reversals of impairment losses are not permitted.

D) DEFERRED TAX ASSETS AND LIABILITIES
Under IFRS, taxes payable relating to certain potential distributions from shareholders’ equity or upon liquidation of a company are accrued only to the extent such distributions are planned.
Under U.S. GAAP, deferred tax liabilities are recognized regardless of expected distribution of dividends or the disposal of investments. However, U.S. GAAP does not require the accrual of deferred taxes when the investment is a foreign subsidiary and there is sufficient evidence that profits will remain permanently invested in the entity.
The adjustment included in Note 37 - Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP, concerns the recognition of deferred taxes on shareholders’ equity regardless of its expected distribution and it is measured taking into account the exception provided for foreign subsidiaries. This adjustment includes also deferred tax assets and liabilities on other adjustments to U.S. GAAP.

E) INTANGIBLE ASSETS
Under U.S. GAAP, intangible assets include the recording, separately from goodwill, of assets acquired in or following business combinations arising from legal or contractual rights regardless of their ability to be transferred and of other assets owned by the entity that can be transferred individually or together with other assets and liabilities. If such intangible assets have definite lives they are amortized by the straight line method over their useful lives.
IFRS are consistent with U.S. GAAP. However, considering that in the first application of IFRS, Eni has decided not to restate business combinations, the value of the intangible assets described is recorded in the item "Goodwill".
Both under U.S. GAAP and IFRS, goodwill and intangible assets with an indefinite useful life are not amortized; these assets are subject to a yearly evaluation in order to define the relevant impairment if needed. Such accounting principles have been adopted starting from January 1, 2002 for U.S. GAAP and January 1, 2004 for IFRS. The adjustments for the reconciliation of shareholders' equity included in Note 37 - Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP, concern the reversal of the amortization of goodwill for the years 2002 and 2003.

F) INVENTORIES
Under U.S. GAAP, crude oil, petroleum products and natural gas inventories are calculated using the LIFO method.
Under IFRS the LIFO method is not permitted.

G) PROVISIONS FOR EMPLOYEE BENEFITS
Both under U.S. GAAP and IFRS liabilities related to defined benefit plans and long-term employee benefits are determined by adopting actuarial assumptions. The application of the corridor approach is allowed. Under the corridor approach the actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, are charged to the profit and loss account, proportionally through the residual average working life of the employees participating to the plan, in the limits of the share of the discounted profit/loss not charged beforehand, that exceeds the greater of 10% of liabilities and 10% of the fair value of the plan assets.
Under IFRS, following the application of the corridor approach, the liability for employee benefits is recognised in the caption "Provisions for employee benefits" and excludes actuarial incomes and losses not charged to the profit and loss account. Plan assets are measured on the basis of their expected return.
Under U.S. GAAP plan assets are measured on the basis of their effective return. The actuarial liability recognized in the balance sheet includes the total amount of incomes and losses deriving from changes in actuarial assumptions; changes of liabilities relating to actuarial incomes and losses not accounted in the profit and loss account are recognized, net of the related deferred tax effect with a corresponding entry to the item of the shareholders’ equity "Other comprehensive income".11 In the following periods, the actuarial incomes and losses "suspended" in other comprehensive income are recognised in the profit and loss account according to the corridor method.

(11)	The difference between IFRS and U.S. GAAP takes into consideration the adoption of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158); the effects of the adoption of SFAS 158 are described in the paragraph “Changes in accounting principles”.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37 Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP
The following is a summary of the significant adjustments to net profit of 2004, 2005 and 2006 and to shareholders’ equity as of December 31, 2005 and as of December 31, 2006 that would be required if U.S. GAAP had been applied instead of IFRS in the Consolidated Financial Statements.

(million euro)	2004	2005	2006

Net profit pertaining to Eni according to the Financial Statements prepared under IFRS	7,059	8,788	9,217
Items increasing (decreasing) reported net profit:
A. effect of the differences related to companies consolidated under IFRS but carried at the equity method under U.S. GAAP	(1)		(1)
B. successful-efforts accounting	(82)	47	359
C. elimination of assets impairments and revaluations	5		36
D. deferred income taxes	(21)	(279)	(120)
E. assets associated to the acquisition of a company (portfolio of clients)	(5)	(5)	(5)
F. valuation of inventories	(316)	(956)	267
Gain on sale of Snamprogetti SpA to Saipem Projects SpA			252
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	34	12	1
Other adjustments	(280)	(3)	(4)
Effect of U.S. GAAP adjustments on minority interest (a)	8	(21)	3
Net adjustment	(658)	(1,205)	788
Net profit in accordance with U.S. GAAP	6,401	7,583	10,005
Basic profit per share (b)	1.70	2.02	2.71
Diluted profit per share (b)	1.70	2.01	2.70
Basic profit per ADS (based on two shares per ADS) (b)	3.39	4.03	5.41
Diluted profit per ADS (based on two shares per ADS) (b)	3.39	4.03	5.41

(a)	Adjustment to account for minority interest portion of differences A through F, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.
(b)	Amounts in euro.

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Shareholders’ equity pertaining to Eni according to the Financial Statements prepared under IFRS	36,868	39,029
Items increasing (decreasing) reported shareholders’ equity (a):
A. effect of the differences related to companies consolidated under IFRS but carried at the equity method under U.S. GAAP	37	33
B. successful-efforts accounting	2,504	2,672
C. elimination of assets impairments and revaluations	230	311
D. deferred income taxes	(3,415)	(3,495)
E. goodwill	811	786
E. assets associated with the acquisition of a company (portfolio of clients)	(16)	(22)
F. valuation of inventories	(2,036)	(1,769)
G. provisions for employees benefits		(32)
Effect of the difference between IFRS and U.S. GAAP on investments accounted for using the equity method	173	169
Other adjustments		2
Effect of U.S. GAAP adjustments on minority interest (b)	(31)	(28)
Net adjustment	(1,743)	(1,373)
Shareholders’ equity in accordance with U.S. GAAP	35,125	37,656

(a)	Items increasing (decreasing) reported shareholders’ equity of foreign companies are translated into euro at the exchange rate prevailing at the end of each period.
(b)	Adjustment to account for minority interest portion of differences A through G, which include 100% of differences between IFRS and U.S. GAAP on less than wholly-owned subsidiaries.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

ASSETS
Current assets
Cash and cash equivalent	1,121	3,685
Other financial assets for trading or available for sale	1,484	970
Trade and other receivables	17,971	18,568
Inventories	1,929	2,721
Current tax assets	575	447
Other current assets	387	877
Total current assets	23,467	27,268
Non-current assets
Property, plant and equipment	43,868	42,924
Other assets		629
Inventories - compulsory stock	1,462	1,273
Intangible assets	5,244	6,057
Investments accounted for using the equity method	4,589	4,305
Other investments	416	353
Other financial assets	1,105	860
Deferred tax assets	1,847	1,145
Other non-current receivables	979	992
Total non-current assets	59,510	58,538
TOTAL ASSETS	82,977	85,806
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current financial liabilities	4,916	4,032
Current portion of long-term debt	809	890
Trade and other payables	11,552	13,201
Taxes payable	3,296	2,671
Other current liabilities	648	720
Total current liabilities	21,221	21,514
Non-current liabilities
Long-term debt	7,229	6,646
Provisions for contingencies	7,615	8,553
Provisions for employee benefits	939	937
Deferred tax liabilities	8,370	8,762
Other non-current liabilities	1,015	417
Total non-current liabilities	25,168	25,315
TOTAL LIABILITIES	46,389	46,829
SHAREHOLDERS’ EQUITY
Minority interests	1,463	1,321
Eni shareholders’ equity:
Share capital: 4,005,358,876 fully paid shares nominal value euro 1 each (the same amount as of December 31, 2005)	4,005	4,005
Other reserves	27,753	29,020
Net profit	7,583	10,005
Treasury shares	(4,216)	(5,374)
Eni shareholders’ equity	35,125	37,656
Total shareholders’ equity	36,588	38,977
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	82,977	85,806

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment determined under U.S. GAAP consist of the following:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Property, plant and equipment, gross:
- Exploration & Production	47,891	47,852
- Gas & Power	21,514	22,304
- Refining & Marketing	9,059	10,939
- Petrochemical	3,923	3,940
- Engineering & Construction	72
- Other activities	1,175	1,105
- Corporate and financial companies	441	321
- Elimination of intra-group profits	(88)	(56)
	83,987	86,405
Accumulated depreciation and amortization:
- Exploration & Production	22,790	24,265
- Gas & Power	7,754	8,204
- Refining & Marketing	5,503	7,111
- Petrochemical	2,715	2,751
- Engineering & Construction	56
- Other activities	1,060	1,012
- Corporate and financial companies	245	144
- Elimination of intra-group profits	(4)	(6)
	40,119	43,481
Property, plant and equipment, net:
- Exploration & Production	25,101	23,587
- Gas & Power	13,760	14,100
- Refining & Marketing	3,556	3,828
- Petrochemical	1,208	1,189
- Engineering & Construction	16
- Other activities	115	93
- Corporate and financial companies	196	177
- Elimination of intra-group profits	(84)	(50)
	43,868	42,924

Property, plant and equipment by segment as at December 31, 2005 have been reclassified on the basis of the new subdivision within segments. These reclassification concern Exploration & Production, Other activities and Corporate and financial companies.
Operating profit (loss) by industry segment and profit before income taxes, as determined under U.S. GAAP, would have been as follows:

(million euro)	2004	2005	2006

Operating profit (loss) by industry segment
Exploration & Production	7,963	12,690	15,784
Gas & Power	3,371	3,237	3,681
Refining & Marketing	811	881	605
Petrochemical	281	202	216
Engineering & Construction	(52)	1
Other activities	(406)	(967)	(622)
Corporate and financial companies	(229)	(375)	(296)
Elimination of intra-group profits		(141)	(23)
	11,739	15,528	19,345
Net profit before income taxes	12,324	16,281	20,784

Operating profit (loss) by industry segment for the periods 2004 and 2005 have been reclassified on the basis of the new subdivision within segments. These reclassification concern Exploration & Production, Other activities and Corporate and financial companies.

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38 Additional financial statement disclosures required by U.S. GAAP and the SEC

Charges related to asset retirement obligations (SFAS 143)
Changes in provisions for asset retirement obligations during the year were:

(million euro)	2004	2005	2006

Provision for asset retirement obligations as of January 1	1,950	1,959	2,646
New obligations incurred during the year	193	311	12
Accretion discount	80	106	112
Revisions of previous estimates	40	277	1,229
Spending on existing obligations	(32)	(107)	(112)
Property dispositions	(234)
Foreign currency translation	(36)	110	(101)
Other adjustments	(2)	(10)	(16)
Provision for asset retirement obligations as of December 31	1,959	2,646	3,770

Income taxes in accordance with U.S. GAAP
The following information is presented according to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Domestic and foreign components of pre-tax income were as follows:

(million euro)	2004	2005	2006

Domestic	5,468	4,727	6,190
Foreign	6,856	11,554	14,594
	12,324	16,281	20,784

Income taxes were as follows:

(million euro)	2004	2005	2006

Current	4,470	7,217	9,130
Deferred	1,112	1,116	1,354
	5,582	8,333	10,484

The reconciliation of income taxes calculated under Italian tax regulation by applying a 33% rate (Ires - national corporate income tax) to pre-tax income and a 4.25% rate (Irap - regional income tax) to net value of production as provided for by Italian laws, to the income taxes recorded on a U.S. GAAP basis is as follows:

(million euro)	2004	2005	2006

Income before tax in accordance with U.S. GAAP	12,324	16,281	20,784
Italian statutory tax rate (state and local) (%)	38.3	37.9	37.6
Expected income tax provision in accordance with U.S. GAAP at Italian statutory tax rate	4,714	6,176	7,812
Effect of items increasing (decreasing) the Italian statutory tax rate:
- increase (decrease) in tax effect of foreign operations	835	1,946	2,770
- taxes on distributable reserves	446	252	11
- permanent differences	(143)	131	(75)
- revaluation of deferred tax assets	(218)	(52)	(20)
- benefits deriving from the application of favorable tax laws	(8)	(11)	(14)
- other	(44)	(109)
	5,582	8,333	10,484

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NET DEFERRED TAX LIABILITIES
The most significant temporary differences giving rise to net deferred tax liabilities were as follows:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Deferred tax liabilities:
- accelerated depreciation	6,006	6,932
- distributable reserves subject to taxes in case of distribution	3,212	3,223
- asset retirement costs	376	724
- successful efforts method accounting	690	522
- excess cost paid for the acquisition of consolidated investments	485	431
- capitalization of interest expense	245	232
- provisions for uncollectible receivables	84	85
- provisions for contingencies	50	47
- gains taxable in the future	34	23
- other	775	805
	11,957	13,024
Deferred tax assets:
- accruals for impairment losses on receivables and contingencies	(1,949)	(2,555)
- revaluation of assets in accordance with Law No. 342/2000 and No. 448/2001	(1,186)	(1,028)
- depreciation and amortization of assets	(904)	(749)
- tax losses carryforwards	(510)	(337)
- impairment losses on assets and inventories	(135)	(120)
- expense on investments	(237)	(67)
- other	(1,062)	(927)
	(5,983)	(5,783)
Less:
- valuation allowance	549	376
	(5,434)	(5,407)
Net deferred tax liabilities	6,523	7,617

The valuation allowance relates to deferred tax assets of euro 376 million (euro 549 million at December 31, 2005) of consolidated companies whose expected future fiscal profits are not considered sufficient for the utilization of these assets.

TAX LOSSES CARRYFORWARDS
The difference in tax losses carryforwards between IFRS and U.S. GAAP relates to the companies which are consolidated under IFRS (see Note 22 - Deferred tax liabilities), but excluded from consolidation according to U.S. GAAP.

Investments
At December 31, 2005 and 2006, investments accounted for under the equity method of euro 4,589 million and euro 4,305 million, respectively, included shares of Saipem SpA, which is listed on the Italian Stock Exchange. The following information includes its fair value:

Number of Eni shares	Equity ratio (%)	Share price (euro)	Market value (million euro)

December 31, 2005
Saipem SpA	189,423,307	43.26	13.79	2,613
December 31, 2006
Saipem SpA	189,423,307	43.54	19.71	3,734

In 2004, 2005 and 2006, Saipem SpA was included in the consolidation under IFRS, while, under U.S. GAAP, it is valued under the equity method. Information about Saipem SpA and its subsidiaries (as indicated in Saipem consolidated financial statements),

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that include SnamProgetti SpA acquired by Saipem in 2006 (see Note 36 - Reconciliation of net profit and shareholders’ equity determined under IFRS to U.S. GAAP - A), representing a 100% share of the companies, is as follows:

(million euro)	Dec. 31, 2005	Dec. 31, 2006

Total assets	5,968	9,531
- current	3,101	6,087
- non current	2,867	3,444
Total liabilities	4,325	7,946
- current	3,633	6,664
- non current	692	1,282

(million euro)	2004	2005	2006

Net sales from operations	4,306	4,528	7,517
Operating profit	328	365	599
Net profit	235	255	384

Concentrations and certain significant estimates
The following information is presented according to Statement of Position 94-6 "Disclosures of Certain Significant Risks and Uncertainties".

NATURE OF OPERATIONS
Eni is an integrated energy company operating in the oil and gas, electricity generation, petrochemicals and oilfield services and engineering industries.

EXPLORATION & PRODUCTION: through its Exploration & Production Division and subsidiaries, Eni engages in hydrocarbon exploration and production in Italy, North Africa (Algeria, Egypt, Libya and Tunisia), West Africa (Angola, Congo and Nigeria), the North Sea (Norway and the United Kingdom), Latin America (Venezuela), the former Soviet Union countries (mainly Kazakhstan), the United States (Gulf of Mexico and Alaska) and Asia (mainly Saudi Arabia, China, India, Indonesia, Iran and Pakistan). In 2005 approximately 68% of oil production sold was supplied to Eni’s Refining & Marketing segment and approximately 40% of natural gas production sold was supplied to Eni’s Gas & Power segment.
Eni owns a storage system, made up by eight depleted fields, which is used for the modulation of supply in accordance with seasonal swings in demand (natural gas is stored in the summer and used in the winter), as strategic reserve to ensure supply and to support domestic production through mineral storage. Storage assets are owned by Stoccaggi Gas Italia (Eni 100%), a company constituted in accordance with Law Decree No. 164/2000 that introduced laws for the liberalization of the Italian natural gas market.

GAS & POWER: Econstituted by ni is engaged in the supply, transmission and sale of natural gas in Italy and outside Italy through its Gas & Power Division, which was the incorporation of Snam SpA into Eni SpA in 2002, and through certain subsidiaries. Approximately 92% of total purchases are purchased from foreign sources (primarily Algeria, Russia, The Netherlands and Norway) under long-term contracts, which contain take-or-pay provisions, and transported to Italy through a network of over 4,300 kilometers of international pipelines of which Eni owns the transmission rights. The remaining purchases in Italy are obtained principally from domestic gas produced by Eni’s Exploration & Production segment. Through an approximately 30,800-kilometer long network (corresponding approximately to 96% of the Italian domestic natural gas network), Eni supplies natural gas to residential and commercial users (civil market), industrial users and the power generation segment. Snam Rete Gas (Eni 53.39%), that was constituted in accordance with Law Decree No. 164/2000, owns the pipelines network used by Eni. Snam Rete Gas, a company listed on the Italian Stock Exchange, engages in natural gas transportation activities also for other operators of the segment. Following the merging of Italgas Più, Eni supplies natural gas directly to approximately five million customers in the residential and commercial segment. Through Italgas (Eni 100%), Eni is engaged in domestic distribution of natural gas in Italy through an approximately 48,000-kilometer long network.
Eni is engaged in distribution and sale of natural gas to residential and commercial customers outside Italy, in Argentina through Distribuidora de Gas Cuyana, in Hungary through Tigáz and in Slovenia through Adriaplin.
Legislative Decree No.164/2000 introduced laws for the liberalization of the Italian natural gas market with great impact on Eni’s activities, as the company is present in all the phases of the natural gas chain. The most important aspects of the decree are the following:
- total free market after 2003;

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- until December 31, 2010 the imposition of thresholds to operators in relation to a percentage share of domestic consumption set as follows: (i) 75%, by January 1, 2002, for imported or domestically produced natural gas volumes introduced in the domestic transmission network in order to sell it. This percentage decreases by two percentage points per year until it reaches 61% in 2009; (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated net of own consumption and, in case of sales, also net of losses. In 2006 Eni’s presence in the Italian natural gas market was in accordance with the above limitations;
- tariffs for transport infrastructure, storage, use of LNG terminals and distribution networks are set by the Authority for Electricity and Gas;
- third parties are allowed to access natural gas infrastructure according to set conditions.
Eni through EniPower SpA (Eni 100%) and subsidiaries is engaged in managing Eni’s electricity business at the power plants located in the Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara industrial sites with installed capacity of 4.5 gigawatts and a production sold of 24.82 terawatthours. The demand for gas and fuel oils of EniPower’s stations is met by Eni supplies.

REFINING & MARKETING: Eni, through its Refining & Marketing Division, which was constituted by the incorporation of AgipPetroli SpA in Eni SpA in 2002 and certain subsidiaries, engages in petroleum refining and marketing activities primarily in Italy and Europe. Eni is the largest refiner of petroleum products in Italy in terms of overall refining capacity. Approximately 56% of crude oil sold is purchased from Eni’s Exploration & Production segment, the rest is purchased from producing countries pursuant to purchase contracts (28%) and in spot markets (16%). Approximately 58% of the purchased crude oil is refined. 35.9% of oil refined derives from the production of Eni’s Exploration & Production segment.

PETROCHEMICALS: through Polimeri Europa SpA and subsidiaries (Eni 100%), Eni engages in manufacturing of olefins, aromatics, intermediate products, styrene and elastomers. Eni’s petrochemicals production is concentrated in Italy, the other operations being primarily in Western Europe. Approximately 23% of the oil-based feedstock requirements used by petrochemical plants are supplied by Eni’s Refining & Marketing segment.

ENGINEERING & CONSTRUCTION: through Saipem SpA (Eni 43%), a company listed on the ItalianStock Exchange, and its subsidiaries, Eni is engaged in construction and drilling services to customers in the oil and gas industries and is a provider of engineering and project management services to customers in the oil and gas and petrochemical industries. At December 31, 2006, 20% of the order backlog related to orders from Eni Group companies.

Accounting for suspended well costs
Effective January 1, 2005 Eni adopted Position FAS 19-1 (FSP 19-1), "Accounting for Suspended Well Costs". FSP 19-1 amended Statement of Financial Accounting Standards No. 19 (FAS 19) "Financial Accounting and Reporting by Oil and Gas Producing Companies". Following adoption of FSP 19-1, Eni temporarily capitalized exploratory drilling costs pending determination of whether the well has found proved reserves if both of the following conditions are met: (a) the well has found a sufficient quantity of reserves to justify, if appropriate, its completion as a producing well; and (b) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed to be impaired, and its costs, net of any salvage value, would be charged to expense. FSP 19-1 provided a number of indicators needing to be present to demonstrate sufficient progress was being made in assessing the reserves and economic viability of the project. Among these indicators are: (i) costs are being incurred to assess the reserves and their potential development; (ii) existence (or active negotiations) of sales contracts with customers for oil and natural gas; and (iii) existence of firm plans, established timetables or contractual commitments, which may include seismic testing and drilling of additional exploratory wells. The disclosures and discussion below address those suggested in FSP 19-1.

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The following table reflects the net changes in capitalized exploratory well costs during 2006 and 2005:

(million euro)	2005	2006

Capitalized exploratory well costs as at January 1	513	551
Addition pending determination of proved reserves	128	384
Amount previously capitalized expended during the year	(96)	(64)
Reclassification to wells, facilities and equipment based on the determination of proved reserves	(67)	(45)
Property dispositions	(1)	(3)
Foreign exchange changes	74	(71)
Capitalized exploratory well costs as at December 31	551	752

The following table provides an analysis of capitalized exploratory well costs based on the date the drilling was completed:

2005	2006

million euro	No. of Eni’s Net Wells	million euro	No. of Eni’s Net Wells

< 1 year	148	9.35	360	15.54
1 to 3 years	323	24.09	272	13.71
3 to 8 years	80	5.53	120	11.27
	551	38.97	752	40.52

The following table provides capitalized exploratory well costs and the related Eni’s net well divided by category of projects:

2005	2006

million euro	No. of Eni’s Net Wells	million euro	No. of Eni’s Net Wells

Project with wells drilled in the past 12 months	148	9.35	360	15.54
Project with recent or planned exploratory activity	344	21.21	307	15.18
Project with exploration activities already underway or firmly planned:
- future exploration drilling	159	9.37	186	9.79
- other exploratory activities	185	11.84	121	5.39
Project with completed exploratory activity	59	8.41	85	9.80
Project progressing towards commercialization/sanctioning	45	6.22	63	7.00
Project waiting finalization of development facilities	14	2.19	22	2.80
Total/Number of wells at the year end	551	38.97	752	40.52

At the end of 2006 of the euro 752 million of exploratory suspended costs, approximately euro 360 million related to the 15.54 Eni’s net wells for which the drilling was completed in one year or less. Of the remaining euro 392 million, related to the 24.98 Eni’s net wells suspended for more than one year since the completion of drilling, 78% was associated with projects for which exploration activity is still ongoing.

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Changes in accounting principles

On September 2005, the Emerging Issues Task Force ("EITF") issued Issue No. 04-13 ("EITF 04-13"), "Accounting for Purchases and Sales of Inventory with the Same Counterparty." The EITF concluded that inventory purchases and sales transactions with the same counterparty should be combined for accounting purposes if they were entered into in contemplation of each other. The EITF provided indicators to be considered for purposes of determining whether such transactions are entered into in contemplation of each other. Guidance was also provided on the circumstances under which non-monetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 became effective in reporting periods beginning after March 15, 2006. Eni adopted EITF 04-13 starting from April 1, 2006. The adoption of EITF 04-13 did not have material effect on Eni’s Consolidated Financial Statements according to U.S. GAAP.
Effective January 1, 2006, the Company adopted SFAS No. 123-R, "Share-Based Payment" ("SFAS 123R"), using the modified prospective method. SFAS 123R establishes the accounting for equity instruments exchanged for employee services. Under SFAS 123R, share-based compensation cost is measured at the grant date based on the calculated fair value of the award. The expense is recognized over the employees’ requisite service period, generally the vesting period of the award. SFAS 123R also requires the related excess tax benefit received upon exercise of stock options or vesting of restricted stock, if any, to be reflected in the statement of cash flows as a financing activity rather than an operating activity. The adoption of this standard did not have material effect on Eni’s Consolidated Financial Statements according to U.S. GAAP.
As of December 31, 2006, Eni applies SFAS 158 which requires that the provision for employees benefits equals the total actuarial liability and therefore includes the total amount of incomes and losses resulting from changes in actuarial assumptions. Actuarial incomes and losses not accounted in the profit and loss account are recognized, net of the related fiscal effect, with a corresponding entry to the item of the shareholders’ equity "Other comprehensive income". In the following periods, the actuarial profits and losses "suspended" in other comprehensive income are recognized in the profits and loss account according to the corridor method.
The effect of the adoption of SFAS 158 consist in the following:

(million euro)
Net actuarial losses at December 31, 2005	128
Net actuarial losses recognized in 2006 profit and loss account	(28)
Change in net actuarial losses	(65)
Change in consolidation	(3)
Net actuarial losses at December 31, 2006	32

Actuarial losses expected to be recognized in profit and loss account during 2007 amount to euro 3 million.

Recent accounting principles
On June 2006, FASB issued Interpretation No. 48 "Accounting for uncertainty in income taxes" (FIN 48) that prescribes criteria for recognition and measurement of entity’s tax benefits ("tax positions") which present uncertainty regards of being realized. The requirements of FIN 48 prescribes that an entity shall recognize in financial statements defined tax positions only when it is considered "more likely than not" that their positive effects will be realized. The value of the tax position that shall be recognized in financial statements is measured at the largest amount of benefit that is greater than 50% likely of being realized.
Any differences between tax positions taken in a tax return and amounts recognized in the financial statements represent liabilities to be recognized in the balance sheet. FIN 48 is effective starting from January 1, 2007.
On September 2006, FASB issued Statement of Financial Accounting Standard n. 157 "Fair value measurement" (SFAS 157). SFAS 157 establishes a framework that applies when U.S. GAAP require fair value measurements of asset and liabilities. According to SFAS 157, fair value is measured mainly on the assumptions used by market participants rather than entity internal assumptions. The use of entity internal assumptions is allowed only for situations in which there are no information readily available on the market; therefore, in this circumstance, the entity adapts its internal assumptions to those used by market participants. SFAS 157 establishes a fair value "hierarchy" articulated on three levels according to the different quality of input used in the measurement. SFAS 157 is effective starting from 2008.
On February 2007, FASB issued Statement of Financial Accounting Standard No. 159 "The Fair Value option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" (SFAS 159). SFAS 159, in order to permit consistent measurement of assets and liabilities connected, reducing volatility of financial results, provides the option to evaluate certain financial and non financial asset and liabilities at fair value (fair value option). The decision of apply fair value option is irrevocable. SFAS 159 is effective starting from 2008.
Eni presently is analyzing the new accounting principles and, at the moment, cannot determine if their adoption will have a significant effect on Eni’s Consolidated Financial Statements according to U.S. GAAP.

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Supplemental oil and gas information (unaudited)
The following information is presented in accordance with Statement of Financial Accounting Standards No. 69 "Disclosures about Oil & Gas Producing Activities". Amounts related to minority interests are not significant.

CAPITALIZED COSTS
Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization. Capitalized costs by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates (b)	Total

December 31, 2005
Proved mineral interests (a)	9,756	9,321	8,733	8,350	9,463	45,623	435	46,058
Unproved mineral interests	33	197	134	413	1,265	2,042	55	2,097
Support equipment and facilities	253	1,385	272	33	93	2,036	9	2,045
Incomplete wells and other	657	638	728	221	1,895	4,139	53	4,192
Gross Capitalized Costs	10,699	11,541	9,867	9,017	12,716	53,840	552	54,392
Accumulated depreciation, depletion and amortization	(6,888)	(5,113)	(5,193)	(4,619)	(4,697)	(26,510)	(316)	(26,826)
Net Capitalized Costs	3,811	6,428	4,674	4,398	8,019	27,330	236	27,566
December 31, 2006
Proved mineral interests (a)	10,780	9,335	8,476	8,790	9,424	46,805	436	47,241
Unproved mineral interests	33	132	385	460	1,106	2,116	35	2,151
Support equipment and facilities	287	1,238	451	33	98	2,107	8	2,115
Incomplete wells and other	655	599	812	300	2,248	4,614	51	4,665
Gross Capitalized Costs	11,755	11,304	10,124	9,583	12,876	55,642	530	56,172
Accumulated depreciation, depletion and amortization	(7,184)	(5,403)	(5,402)	(5,345)	(5,187)	(28,521)	(311)	(28,832)
Net Capitalized Costs	4,571	5,901	4,722	4,238	7,689	27,121	219	27,340

(a)	Includes capitalized costs for wells and facilities related to proved reserves.
(b)	Starting from 2005 are included data related to joint venture and affiliates accounted under the equity method.

COSTS INCURRED
Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities. Cost incurred by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates (b)	Total

2004
Exploration	64	104	71	66	194	499		499
Development (a)	431	965	881	391	1,407	4,075		4,075
Total costs incurred	495	1,069	952	457	1,601	4,574		4,574
2005
Proved property acquisitions	19		16		99	134		134
Unproved property acquisitions	13		44		99	156		156
Exploration	45	153	75	127	264	664	18	682
Development (a)	644	960	909	528	1,396	4,437	31	4,468
Total costs incurred	721	1,113	1,044	655	1,858	5,391	49	5,440
2006
Proved property acquisitions	139	10				149		149
Unproved property acquisitions					3	3		3
Exploration	128	270	471	174	305	1,348	26	1,374
Development (a)	1,120	893	963	538	1,365	4,879	31	4,910
Total costs incurred	1,387	1,173	1,434	712	1,673	6,379	57	6,436

(a)	Includes for assets retirement obligations pursuant to SFAS 143 "Accounting for asset retirement obligations" euro 233 million of costs capitalized during 2004, euro 588 million for 2005 and euro 1,241 million for 2006.
(b)	Starting from 2005 are included data related to joint venture and affiliates accounted under the equity method.

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RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING ACTIVITIES
Results of operations from oil and gas producing activities, including gas storage services used to modulate the seasonal variation of demand, represent only those revenues and expenses directly associated to such activities including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs) whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA-related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production. Results of operations from oil and gas producing activities by geographical area consist af the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates (b)	Total

2004
Revenues
Sales to consolidated entities	2,633	1,868	2,762	2,083	508	9,854		9,854
Sales to third parties	148	1,364	306	709	2,086	4,613		4,613
Total revenues	2,781	3,232	3,068	2,792	2,594	14,467		14,467
Operations costs	(223)	(292)	(322)	(405)	(289)	(1,531)		(1,531)
Production taxes	(118)	(91)	(379)	(13)	(163)	(764)		(764)
Exploration expenses	(57)	(47)	(71)	(93)	(155)	(423)		(423)
D.D. & A. and Provision for abandonment (a)	(489)	(437)	(482)	(687)	(849)	(2,944)		(2,944)
Other income and (expenses)	(98)	(368)	(216)	97	(208)	(793)		(793)
Accretion discount (SFAS 143)	(37)	(5)	(17)	(15)	(6)	(80)		(80)
Pretax income from producing activities	1,759	1,992	1,581	1,676	924	7,932		7,932
Income taxes	(632)	(994)	(945)	(948)	(305)	(3,824)		(3,824)
Results of operations from E&P activities	1,127	998	636	728	619	4,108		4,108
2005
Revenues
Sales to consolidated entities	3,133	2,813	4,252	2,707	828	13,733		13,733
Sales to third parties	161	2,579	394	889	2,883	6,906	106	7,012
Total revenues	3,294	5,392	4,646	3,596	3,711	20,639	106	20,745
Operations costs	(261)	(390)	(363)	(417)	(338)	(1,769)	(16)	(1,785)
Production taxes	(157)	(98)	(513)	(15)	(207)	(990)	(3)	(993)
Exploration expenses	(32)	(59)	(38)	(125)	(181)	(435)	(30)	(465)
D.D. & A. and Provision for abandonment (a)	(512)	(711)	(632)	(710)	(1,007)	(3,572)	(58)	(3,630)
Other income and (expenses)	(205)	(400)	(176)	55	(251)	(977)	7	(970)
Accretion discount (SFAS 143)	(45)	(9)	(15)	(31)	(6)	(106)		(106)
Pretax income from producing activities	2,082	3,725	2,909	2,353	1,721	12,790	6	12,796
Income taxes	(762)	(2,197)	(1,818)	(1,386)	(580)	(6,743)	(19)	(6,762)
Total results of operations from E&P activities	1,320	1,528	1,091	967	1,141	6,047	(13)	6,034
2006
Revenues
Sales to consolidated entities	3,601	4,185	4,817	3,295	973	16,871		16,871
Sales to third parties	184	3012	967	983	2,594	7,740	120	7,860
Total revenues	3,785	7,197	5,784	4,278	3,567	24,611	120	24,731
Operations costs	(249)	(496)	(475)	(481)	(338)	(2,039)	(18)	(2,057)
Production taxes	(181)	(95)	(475)		(82)	(833)	(3)	(836)
Exploration expenses	(70)	(101)	(90)	(100)	(193)	(554)	(9)	(563)
D.D. & A. and Provision for abandonment (a)	(454)	(869)	(778)	(755)	(1,015)	(3,871)	(42)	(3,913)
Other income and (expenses)	(287)	(569)	(195)	44	(343)	(1,350)	7	(1,343)
Accretion discount (SFAS 143)	(34)	(12)	(12)	(40)	(14)	(112)		(112)
Pretax income from producing activities	2,510	5,055	3,759	2,946	1,582	15,852	55	15,907
Income taxes	(928)	(2,979)	(2,094)	(1,821)	(600)	(8,422)	(31)	(8,453)
Results of operations from E&P activities	1,582	2,076	1,665	1,125	982	7,430	24	7,454

(a)	Includes asset impairments amounting to euro 300 million for 2004, euro 147 million for 2005 and euro 134 million for 2006.
(b)	Starting from 2005 are included data related to affiliates and joint ventures evaluated with equity method.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OIL AND NATURAL GAS RESERVES
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
Net proved reserves exclude royalties and interests owned by others.
Proved developed oil and gas reserves are proved reserves that can be estimated to be recovered through existing wells with existing equipment and operating methods.
Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.
Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed, through production response, that increased recovery will be achieved.
Eni’s proved reserves have been estimated on the basis of the applicable U.S. Securities & Exchange Commission regulation, Rule 4-10 of Regulation S-X and its interpretations and have been disclosed in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped for years ended December 31, 2003, 2004, 2005 and 2006 are based on data prepared by Eni. Since 1991, Eni has requested qualified independent oil engineering companies carry out an independent evaluation12 of its proved reserves on a rotational basis. In particular a total of 1.4 billion boe of proved reserves, or about 21% of Eni’s total proved reserves at December 31, 2006, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as in previous years. In the 2004-2006 three-year period, 76% of Eni’s total proved reserves were subject to independent evaluations.
Eni operates under Production Sharing Agreements, (PSAs), in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery.
Proved oil and gas reserves associated with PSAs represented 51%, 48% and 53% of total proved reserves as of year-end 2004, 2005 and 2006, respectively, on an oil-equivalent basis.
A similar scheme to PSAs applies to Service and "Buy-Back" contracts; proved reserves associated with such contracts represented 3%, 2% and 2% of total proved reserves on an oil-equivalent basis as of year-end 2004, 2005 and 2006, respectively.
Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess to cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities whereby the company serves as producer of reserves. In accordance with SFAS No. 69, paragraph 13, reserve volumes associated with such oil and gas quantities represented 1.4%, 1.7% and 1.1% of total proved reserves as of year-end 2004, 2005 and 2006 respectively, on an oil-equivalent basis; (ii) volumes of natural gas used for own consumption and (iii) volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs and (b) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when sold.
Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revision. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relative to the date when such estimates are made. Reserve estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs.
The following table presents yearly changes by geographical area in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2004, 2005 and 2006.

(12)	From 1991 to 2002 to DeGolyer and MacNaughton, from 2003 also to Ryder Scott Company.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CRUDE OIL (INCLUDING CONDENSATES AND NATURAL GAS LIQUIDS)

(million barrels)

Proved Oil Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates (a)	Total

Reserves at December 31, 2003	252	1,080	1,038	529	1,239	4,138		4,138
Revisions of Previous Estimates	(1)	(22)	44	12	(18)	15		15
Improved Recovery		11	48	4		63		63
Extensions and Discoveries	4	20	34	4	144	206		206
Production	(30)	(94)	(104)	(74)	(75)	(377)		(377)
Sales of Minerals in Place		(2)	(4)	(25)	(6)	(37)		(37)
Reclassification 2004 joint ventures and affiliates		(26)	(9)		(1)	(36)	36
Reserves at December 31, 2004	225	967	1,047	450	1,283	3,972	36	4,008
Purchase of Minerals in Place	2		6		47	55		55
Revisions of Previous Estimates	33	36	(47)	27	(88)	(39)	(9)	(48)
Improved Recovery		43	29		15	87		87
Extensions and Discoveries		26	14	21	16	77		77
Production	(32)	(111)	(113)	(65)	(83)	(404)	(2)	(406)
Sales of Minerals in Place
Reserves at December 31, 2005	228	961	936	433	1,190	3,748	25	3,773
Revisions of Previous Estimates (b)	15	61	(85)	20	53	64	1	65
Improved Recovery		49	41		14	104	1	105
Extensions and Discoveries		30	11		62	103		103
Production	(28)	(119)	(117)	(65)	(61)	(390)	(3)	(393)
Sales of Minerals in Place (c)				(2)	(170)	(172)		(172)
Reserves at December 31, 2006	215	982	786	386	1,088	3,457	24	3,481

(million barrels)

Proved Developed Oil Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates	Total

Reserves at December 31, 2003	173	640	560	464	610	2,447		2,447
Reserves at December 31, 2004	174	655	588	386	668	2,471		2,471
Reserves at December 31, 2005	149	697	568	353	564	2,331	19	2,350
Reserves at December 31, 2006	136	713	546	329	402	2,126	18	2,144

(a)	Starting from 2005 are included data related to joint venture and affiliates accounted under the equity method.
(b)	Includes the effect of Eni share redetermination in the Val d’Agri concession in Italy.
(c)	Includes 170 million barrels related to unilateral termination of OSA by PDVSA for Dación field.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NATURAL GAS

(billion cubic feet)

Proved Natural Gas Reserves	Italy (a)	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates (b)	Total

Reserves at December 31, 2003	4,166	5,467	1,656	2,223	4,496	18,008		18,008
Revisions of Previous Estimates	105	814	129	75	84	1,207		1,207
Improved Recovery			10			10		10
Extensions and Discoveries	29	420		38	222	709		709
Production	(409)	(247)	(66)	(220)	(303)	(1,245)		(1,245)
Sales of Minerals in Place	(73)	(1)		(65)	(115)	(254)		(254)
Reclassification 2004 joint ventures and afffiliates		(21)	(2)		(134)	(157)	157
Reserves at December 31, 2004	3,818	6,432	1,727	2,051	4,250	18,278	157	18,435
Purchase of Minerals in Place	63		8		222	293		293
Revisions of Previous Estimates	159	(6)	(9)	(18)	(368)	(242)	(47)	(289)
Improved Recovery		11				11		11
Extensions and Discoveries	1	37	309	50	56	453	(20)	433
Production	(365)	(357)	(70)	(219)	(281)	(1,292)		(1,292)
Sales of Minerals in Place
Reserves at December 31, 2005	3,676	6,117	1,965	1,864	3,879	17,501	90	17,591
Purchase of Minerals in Place				4		4		4
Revisions of Previous Estimates	36	154	31	53	230	504	(7)	497
Extensions and Discoveries	19	146	34	1	132	332		332
Production	(340)	(471)	(103)	(218)	(305)	(1,437)	(15)	(1,452)
Sales of Minerals in Place				(7)		(7)		(7)
Reserves at December 31, 2006	3,391	5,946	1,927	1,697	3,936	16,897	68	16,965

(billion cubic feet)

Proved Developed Natural Gas Reserves	Italy (a)	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates	Total

Reserves at December 31, 2003	2,966	962	866	2,075	3,355	10,224		10,224
Reserves at December 31, 2004	2,850	1,760	924	1,845	3,122	10,501		10,501
Reserves at December 31, 2005	2,704	3,060	1,289	1,484	2,622	11,159	70	11,229
Reserves at December 31, 2006	2,449	3,042	1,447	1,395	2,616	10,949	48	10,997

(a)	Including approximately 747, 737, 760 and 754 billions of cubic feet of natural gas held in storage at December 31, 2003, 2004, 2005 and 2006 respectively.
(b)	Starting from 2005 are included data related to joint venture and affiliates accounted under the equity method.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future cash flows as of December 31, 2004, 2005 and 2006 include amounts that Eni’s Gas & Power segment and other gas companies correspond for storages services, required to support market demand flexibility needs.
Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.

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ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Standardized measure of discounted future net cash flows by geographical area consist of the following:

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total consolidated	Total joint venture and affiliates (a)	Total

At December 31, 2004
Future cash inflows	28,582	40,373	28,395	20,435	32,619	150,404		150,404
Future production costs	(3,635)	(7,237)	(6,664)	(5,082)	(4,858)	(27,476)		(27,476)
Future development and abandonment costs	(2,210)	(4,073)	(1,873)	(1,419)	(2,873)	(12,448)		(12,448)
Future net inflow before income tax	22,737	29,063	19,858	13,934	24,888	110,480		110,480
Future income tax	(7,599)	(11,487)	(10,949)	(8,824)	(6,736)	(45,595)		(45,595)
Future net cash flows	15,138	17,576	8,909	5,110	18,152	64,885		64,885
10 % discount factor	(6,006)	(7,592)	(3,267)	(1,350)	(9,412)	(27,627)		(27,627)
Standardized measure of discounted future net cash flows	9,132	9,984	5,642	3,760	8,740	37,258		37,258
At December 31, 2005
Future cash inflows	36,203	66,100	45,952	30,835	50,590	229,680	1,055	230,735
Future production costs	(4,609)	(10,030)	(9,604)	(5,632)	(6,399)	(36,274)	(226)	(36,500)
Future development and abandonment costs	(2,936)	(3,960)	(2,594)	(1,774)	(4,059)	(15,323)	(89)	(15,412)
Future net inflow before income tax	28,658	52,110	33,754	23,429	40,132	178,083	740	178,823
Future income tax	(9,890)	(22,744)	(21,056)	(15,225)	(12,097)	(81,012)	(187)	(81,199)
Future net cash flows	18,768	29,366	12,698	8,204	28,035	97,071	553	97,624
10 % discount factor	(7,643)	(12,095)	(4,122)	(2,155)	(15,705)	(41,720)	(182)	(41,902)
Standardized measure of discounted future net cash flows	11,125	17,271	8,576	6,049	12,330	55,351	371	55,722
At December 31, 2006
Future cash inflows	43,495	64,381	34,935	24,821	48,591	216,223	1,038	217,261
Future production costs	(6,086)	(9,707)	(8,028)	(6,426)	(5,915)	(36,162)	(224)	(36,386)
Future development and abandonment costs	(6,739)	(5,383)	(2,865)	(2,265)	(4,576	(21,828)	(79)	(21,907)
Future net inflow before income tax	30,670	49,291	24,042	16,130	38,100	158,233	735	158,968
Future income tax	(10,838)	(24,639)	(14,141)	(10,901)	(11,473)	(71,992)	(227)	(72,219)
Future net cash flows	19,832	24,652	9,901	5,229	26,627	86,241	508	86,749
10 % discount factor	(11,493)	(10,631)	(2,994)	(1,392)	(16,504)	(43,014)	(154)	(43,168)
Standardized measure of discounted future net cash flows	8,339	14,021	6,907	3,837	10,123	43,227	354	43,581

(a)	Starting from 2005 are included data related to affiliates and joint ventures evaluated with equity method.

Contents

ENI ANNUAL REPORT 2006 / NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
Changes in standardized measure of discounted future net cash flows for the years 2004, 2005 and 2006.

(million euro)	2004	2005	2006

Beginning of year	31,264	37,258	55,722
Beginning of year joint venture and affiliates data		(357)	(371)
Beginning of year consolidated	31,264	36,901	55,351
Increase (Decrease):
- sales, net of production costs	(12,172)	(17,880)	(21,739)
- net changes in sales and transfer prices, net of production costs	13,031	33,372	4,097
- extensions, discoveries and improved recovery, net of future production and development costs	2,806	3,527	3,629
- abandonment costs	(3,437)	(3,654)	(6,964)
- future development costs	4,229	3,865	3,558
- revisions of quantity estimates	1,658	47	383
- accretion of discount	5,328	6,573	9,489
- net change in income taxes	(4,805)	(17,327)	3,060
- purchase of reserves in-place		977	10
- sale of reserves in-place	(727)		(1,252)
- changes in production rates (timing) and other	83	8,950	(6,395)
Net increase (decrease)	5,994	18,450	(12,124)
Standardized measure of discounted future net cash flows consolidated	37,258	55,351	43,227
Standardized measure of discounted future net cash flows joint ventures and affiliates (a)		371	354
Standardized measure of discounted future cash flows	37,258	55,722	43,581

(a)	Starting from 2005 are included data related to affiliates and joint ventures evaluated with equity method.

Contents

Società per Azioni
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Contents

Società per Azioni
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